UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of May 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Proposed Merger with

GOLD FIELDS LIMITED

AN INDEPENDENT

COMPETENT PERSONS’ REPORT

ON THE MINING ASSETS OF

HARMONY GOLD MINING COMPANY LIMITED

CORPORATE INFORMATION

Joint financial advisor and investment bank

HSBC Bank plc

8 Canada Square

London

E14 5HQ

United Kingdom

South African attorneys

Cliffe Decker Inc.

1 Protea Place

Sandown

Sandton, 2196

(Private Bag X7, Benmore, 2010)

South Africa

South African transfer secretaries

Ultra Registrars (Proprietary) Limited

11 Diagonal Street

Johannesburg, 2001

(PO Box 4844, Johannesburg, 2000)

South Africa

UK transfer secretaries

Capita IRG plc

(trading as Capita Registrars)

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU, England

United Kingdom

Company secretary and registered office

Marian van der Walt

Remaining extent of portion 3 of the farm

Harmony Farm 22

Private Road, Glen Harmony

Virginia, 9430

South Africa

Joint financial advisor and investment bank

Investec Bank Limited

2nd Floor

100 Grayston Drive

Sandown

Sandton, 2196

(PO Box 785700, Sandton, 2146)

South Africa

International attorneys

Hogan &Hartson LLP

555, 13th Street, NW

Washington, DC 20004

USA

Independent reporting accountants and auditors

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown, 2193

(Private Bag X9, Parkview, 2122)

South Africa

Independent technical advisor

Steffen, Robertson and Kirsten (South Africa)

(Proprietary) Limited

SRK House

265 Oxford Road

Illovo, 2196

(PO Box 55291, Northlands, 2116)

South Africa

AN INDEPENDENT

COMPETENT PERSONS’ REPORT

ON THE MINING ASSETS OF

HARMONY GOLD MINING COMPANY LIMITED

Prepared for:

Harmony Gold Mining Company Limited

Prepared by:

Steffen, Robertson and Kirsten

(South Africa) (Proprietary) Limited,

SRK House, 265 Oxford Road,

Illovo, Johannesburg,

Gauteng Province,

Republic of South Africa.

Tel: +27-(0)11-441 1111

Fax: +27-(0)11-441 1101

(i)

This page has intentionally been left blank

(ii)

Dear Goldfields Shareholder,

In accordance with an undertaking set out in the offer document to Gold Fields Limited (“Gold Fields”) shareholders dated 20 October 2004, Harmony Gold Mining Company Limited (“Harmony”) is pleased to enclose a Competent Person’s Report (‘CPR”) prepared by the independent mining consulting company, Steffen Robertson and Kirsten (South Africa) (Proprietary) Limited (“SRK”).

The CPR summarises SRK’s independent view of Harmony’s operating units under a broad range of macro and micro economic scenarios. Harmony’s operations are currently spread over all of the gold fields of the Witwatersrand in South Africa and extend to other jurisdictions in South Africa, Australia and Papua New Guinea. In addition, and in compliance with the Listings Requirements of the JSE Securities Exchange South Africa, the CPR includes SRK’s independent estimate of Harmony’s Mineral Resources and Reserves and an estimate of Harmony’s equity value as at 1 January 2005, predominantly based on the Net Present Asset Value method.

The CPR has been intentionally designed to provide a range of equity values for Harmony’s assets under various possible future macro-economic and commodity price scenarios, as independently calculated by SRK, to allow the reader to assess the impact that such varying scenarios may have on Harmony’s operations.

The CPR does not incorporate Harmony’s opinion on the likelihood, or otherwise, of occurrence of any of the future macro-economic or commodity price scenarios, nor does Harmony necessarily endorse the Net Present Asset Value method as the most appropriate way of valuing Harmony’s gold assets.

Yours sincerely,

Bernard Swanepoel

(iii)

(iv)

(v)

(vi)

(vii)

(viii)

(ix)

(x)

(xi)

(xii)

(xiii)

TABLE OF TABLES

Table No.	Description		Page No.
Table	1.1	Compliance cross-reference	16
Table	1.2	Base-case commodity price and macro-economic projections	19
Table	1.3	Operating Options and Valuation scenarios	20
Table	2.1	Company Development	28
Table	2.2	Harmony Mineral Reserve Statement	30
Table	2.3	Harmony: Salient historical operating and financial statistics	31
Table	2.4	Harmony: Operational Mining Areas	33
Table	2.5	Freegold Operations: design and operating capacities	38
Table	2.6	Freegold Operations: historical and forecast production and expenditure statistics	39
Table	2.7	West Wits Operations: design and operating capacities	42
Table	2.8	West Wits Operations: historical and forecast production and expenditure statistics	43
Table	2.9	Target Operations: design and operating capacities	44
Table	2.10	Target Operations: historical and forecast production and expenditure statistics	45
Table	2.11	Harmony Free State Operations: design and operating capacities	47
Table	2.12	Harmony Free State Operations: historical and forecast production and expenditure statistics	47
Table	2.13	Evander Operations: design and operating capacities	49
Table	2.14	Evander Operations: historical and forecast production and expenditure statistics	49
Table	2.15	Orkney Operations: design and operating capacities	50
Table	2.16	Orkney Operations: historical and forecast production and expenditure statistics	50
Table	2.17	Welkom Operations: design and operating capacities	51
Table	2.18	Welkom Operations: historical and forecast production and expenditure statistics	52
Table	2.19	Kalgold Operations: design and operating capacities	53
Table	2.20	Kalgold Operations: historical and forecast production and expenditure statistics	53
Table	2.21	Australian Operations: design and operating capacities	56
Table	2.22	Australian Operations: historical and forecast production and expenditure statistics	56
Table	2.23	Land Holdings: South African Operations	64
Table	2.24	Land Holdings: Australian Operations	65
Table	2.25	Land Holdings: Papua New Guinea Operations	65
Table	3.1	Papua New Guinea Operations: Summary High Priority Exploration Targets	102
Table	3.2	Harmony PNG: Summary Regional Exploration Targets	103
Table	4.1	South African Operations: Densities used for Mineral Resource estimates	136
Table	4.2	Freegold Operations: Modifying Factors	141
Table	4.3	Freegold Operations: Cut-off grades, LoM pay-limits and extraction ratios	142
Table	4.4	West Wits Operations: Modifying Factors	143
Table	4.5	West Wits Operations: Cut-off grades, LoM pay-limits and extraction ratios	143
Table	4.6	Target Operations: Modifying Factors	144
Table	4.7	Target Operations: Cut-off grades, LoM pay-limits and extraction ratios	144
Table	4.8	Harmony Free State Operations: Modifying Factors	145
Table	4.9	Harmony Free State Operations: Cut-off grades, LoM pay-limits and extraction ratios	146
Table	4.10	Evander Operations: Modifying Factors	147
Table	4.11	Evander Operations: Cut-off grades, LoM pay-limits and extraction ratios	148
Table	4.12	Orkney Operations: Modifying Factors	149
Table	4.13	Orkney Operations: Cut-off grades, LoM pay-limits and extraction ratios	149

(xiv)

Table No.	Description		Page No.
Table	4.14	Welkom Operations: Modifying Factors	150
Table	4.15	Welkom Operations: Cut-off grades, LoM pay-limits and extraction ratios	150
Table	4.16	Kalgold Operations: Cut-off grades, LoM pay-limits and extraction ratios	151
Table	4.17	Material from vamping operations not classified as Mineral Resources but included in the LoM plans	165
Table	4.18	Silver sales which are not supported by an underlying Mineral Resource estimate included in the LoM plans	166
Table	4.19	Freegold Operations: Mineral Resource and Mineral Reserve Statement	166
Table	4.20	Freegold Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	167
Table	4.21	Freegold Operations: Reef contributions	167
Table	4.22	Freegold Operations: Z block contribution	168
Table	4.23	Freegold Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	168
Table	4.24	Freegold Operations: LoM Plan and Mineral Reserve assessment (Tax Entities – FTE and JTE)	168
Table	4.25	West Wits Operations: Mineral Resource and Mineral Reserve Statement	169
Table	4.26	West Wits Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	169
Table	4.27	West Wits Operations: Reef contributions	170
Table	4.28	West Wits Operations: Z block contribution	170
Table	4.29	West Wits Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	171
Table	4.30	West Wits Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	171
Table	4.31	Target Operations: Mineral Resource and Mineral Reserve Statement	172
Table	4.32	Target Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	172
Table	4.33	Target Operations: Reef contributions	173
Table	4.34	Target Operations: Z block contribution	173
Table	4.35	Target Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	173
Table	4.36	Target Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	173
Table	4.37	Harmony Free State Operations: Mineral Resource and Mineral Reserve Statement	174
Table	4.38	Harmony Free State Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	174
Table	4.39	Harmony Free State Operations: Reef contributions	175
Table	4.40	Harmony Free State Operations: Z block contribution	175
Table	4.41	Harmony Free State Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	175
Table	4.42	Harmony Free State Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	176
Table	4.43	Evander Operations: Mineral Resource and Mineral Reserve Statement	176
Table	4.44	Evander Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	177
Table	4.45	Evander Operations: Reef contributions	177
Table	4.46	Evander Operations: Z block contribution	177
Table	4.47	Evander Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	178
Table	4.48	Evander Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	178
Table	4.49	Orkney Operations: Mineral Resource and Mineral Reserve Statement	178
Table	4.5	Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	179
Table	4.51	Orkney Operations: Reef contributions	179
Table	4.52	Orkney Operations: Z block contribution	179
Table	4.53	Orkney Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	180
Table	4.54	Orkney Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	180
Table	4.55	Welkom Operations: Mineral Resource and Mineral Reserve Statement	180
Table	4.56	Welkom Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	181
Table	4.57	Welkom Operations: Reef contributions	181

(xv)

Table No.	Description		Page No.
Table	4.58	Welkom Operations: Z block contribution	181
Table	4.59	Kalgold Operations: Mineral Resource and Mineral Reserve Statement	182
Table	4.60	Kalgold Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	182
Table	4.61	Kalgold Operations: Reef contributions	183
Table	4.62	Kalgold Operations: Z block contribution	183
Table	4.63	Kalgold Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	183
Table	4.64	Kalgold Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	183
Table	4.65	Australian Operations: Mineral Resource and Mineral Reserve Statement	184
Table	4.66	Australian Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	184
Table	4.67	Australian Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	185
Table	4.68	Australian Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	185
Table	4.69	Papua New Guinea Operations: Mineral Resource and Mineral Reserve Statement	185
Table	4.70	Papua New Guinea Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	186
Table	4.71	Papua New Guinea Operations: LoM Plan and Mineral Reserve Assessment (mining operations)	186
Table	4.72	Papua New Guinea Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)	186
Table	4.73	Harmony: Mineral Resource and Mineral Reserve Statement	187
Table	4.74	Harmony: Mineral Resource, Mineral Reserve and LoM plan Sensitivities	188
Table	4.75	Harmony: Z block contribution	188
Table	4.76	Harmony: LoM Plan and Mineral Reserve assessment (Mining Operations Level)	189
Table	4.77	Harmony: LoM Plan and Mineral Reserve assessment (Tax Entity)	189
Table	4.78	Harmony LoM Plan: Break Even Analysis	190
Table	4.79	Harmony Projects: Break Even Analysis to attain Nominal Internal rates of Return (“IRR”)	190
Table	4.80	Harmony: Mineral Resource and Mineral Reserves (Table 4.73 presented in Harmony Reporting Format)	191
Table	4.81	Harmony: Mineral Resource and Mineral Reserve Statement	192
Table	4.82	Harmony: Mineral Resource and Mineral Reserve Statement	193
Table	5.1	Freegold Operations: historical and forecast mining statistics – Option ‘A’	198
Table	5.2	Freegold Operations: LoM RoM Summary – Option ‘A’	199
Table	5.3a	Freegold Operations: LoM mining statistics – Option ‘A’	201
Table	5.3b	Freegold Operations: LoM mining statistics – Option ‘A’	202
Table	5.4	West Wits Operations: historical and forecast mining statistics – Option ‘A’	205
Table	5.5	West Wits Operations: LoM RoM Summary – Option ‘A’	206
Table	5.6a	West Wits Operations: LoM mining statistics – option ‘A’	207
Table	5.6b	West Wits Operations: LoM mining statistics – Option ‘A’	208
Table	5.7	Target Operations: historical and forecast mining statistics – Option ‘A’	211
Table	5.8	Target Operations: LoM RoM Summary – Option ‘A’	211
Table	5.9a	Target Operations: LoM mining statistics – Option ‘A’	213
Table	5.9b	Target Operations: LoM mining statistics – Option ‘A’	213
Table	5.10	Harmony Free State Operations: historical and forecast mining statistics – Option ‘A’	216
Table	5.11	Harmony Free State Operations: LoM RoM Summary – Option ‘A’	217
Table	5.12a	Harmony Free State Operations: LoM mining statistics – Option ‘A’	218
Table	5.12b	Harmony Free State Operations: LoM mining statistics – Option ‘A’	219
Table	5.13	Evander Operations: historical and forecast mining statistics – Option ‘A’	222
Table	5.14	Evander Operations: LoM RoM Summary – Option ‘A’	223
Table	5.15a	Evander Operations: LoM mining statistics – Option ‘A’	224

(xvi)

Table No.	Description		Page No.
Table	5.15b	Evander Operations: LoM mining statistics – Option ‘A’ continued	225
Table	5.16	Orkney Operations: historical and forecast mining statistics – Option ‘A’	227
Table	5.17	Orkney Operations: LoM RoM Summary – Option ‘A’	228
Table	5.18	Orkney Operations: LoM mining statistics – Option ‘A’	229
Table	5.19	Kalgold Operations: historical and forecast mining statistics – Option ‘A’	231
Table	5.20	Kalgold State Operations: LoM RoM Summary – Option ‘A’	231
Table	5.21	Kalgold Operations: LoM mining statistics – Option ‘A’	231
Table	5.22	Australian Operations: historical and forecast mining statistics – Option ‘A’	233
Table	5.23	Australian Operations: LoM RoM Summary – Option ‘A’	234
Table	5.24	Australian Operations: LoM mining statistics – Option ‘A’	235
Table	5.25	PNG Operations: LoM mining statistics – Option ‘A’	236
Table	5.26	PNG Operations: LoM RoM Summary – Option ‘A’	237
Table	5.27	PNG Operations: LoM mining statistics – Option ‘A’	237
Table	5.28	Mining Operations: LoM RoM Summary – Option ‘A’	237
Table	5.29a	Mining Operations: LoM mining statistics – Option ‘A’	238
Table	5.29b	Mining Operations: LoM mining statistics – Option ‘A’ continued	239
Table	6.1	Freegold Operations: historical and forecast 2005(H2) plant operating statistics	241
Table	6.2a	Freegold Operations: LoM metallurgical processing statistics – Option ‘A’	242
Table	6.2b	Freegold Operations: LoM metallurgical processing statistics – Option ‘A’	243
Table	6.3	West Wits Operation: historical and forecast 2005(H2) plant operating statistics	245
Table	6.4a	West Wits Operations: LoM metallurgical processing statistics – Option ‘A’	246
Table	6.4b	West Wits Operations: LoM metallurgical processing statistics – Option ‘A’	247
Table	6.5	Target Operations: historical and forecast 2005(H2) plant operating statistics	248
Table	6.6a	Target Operations: LoM metallurgical processing statistics – Option ‘A’	249
Table	6.6b	Target Operations: LoM metallurgical processing statistics – Option A’	249
Table	6.7	Harmony Free State Operations: historical and forecast 2005(H2) plant operating statistics	250
Table	6.8a	Harmony Free State Operations: LoM metallurgical processing statistics – Option ‘A’	252
Table	6.8b	Harmony Free State Operations: LoM metallurgical processing statistics – Option ‘A’	253
Table	6.9	Evander Operations: historical and forecast 2005(H2) plant operating statistics	254
Table	6.10a	Evander Operations: LoM metallurgical processing statistics – Option ‘A’	255
Table	6.10b	Evander Operations: LoM metallurgical processing statistics – Option ‘A’	256
Table	6.11	Orkney Operations: historical and forecast 2005(H2) plant operating statistics	257
Table	6.12	Orkney Operations: LoM toll treatment statistics – Option ‘A’	258
Table	6.13	Kalgold Operations: historical and forecast 2005(H2) plant operating statistics	259
Table	6.14	Kalgold Operations: LoM metallurgical processing statistics – Option ‘A’	259
Table	6.15	Australian Operations: historical and forecast 2005(H2) plant operating statistics	260
Table	6.16	Australian Operations: LoM metallurgical processing statistics – Option ‘A’	261
Table	6.17	PNG Operations: LoM metallurgical processing statistics – Option ‘A’	262
Table	6.18	Mining Operations: Total LoM metallurgical processing statistics – Option ‘A’	263
Table	6.19a	Mining Assets: LoM toll treatment statistics (RoM throughput, RoM grade and Metallurgical Recovery) – Option ‘A’	264
Table	6.19b	Mining Assets: LoM toll treatment statistics (RoM throughput, RoM grade and Metallurgical Recovery) – Option ‘A’	265
Table	6.20a	Mining Assets: LoM toll treatment statistics (Saleable Gold, Saleable Silver and Operating Expenditure) – Option ‘A’	266
Table	6.20b	Mining Assets: LoM toll treatment statistics (Saleable Gold, Saleable Silver and Operating Expenditure) – Option ‘A’	267
Table	7.1	Mining Operations: assessment of TSF capacities for Option ‘A’	288

(xvii)

Table No.	Description		Page No.
Table	8.1	Freegold Operations: historical and 2005(H2) overhead operating expenditure	290
Table	8.2	West Wits Operations: historical and 2005(H2) overhead operating expenditure	291
Table	8.3	Target Operations: historical and 2005(H2) overhead operating expenditure	291
Table	8.4	Harmony Free State Operations: historical and 2005(H2) overhead operating expenditure	291
Table	8.5	Evander Operations: historical and 2005(H2) overhead operating expenditure (Option ‘A’)	292
Table	8.6	Orkney Operations: historical and 2005(H2) overhead operating expenditure	292
Table	8.7	Kalgold Operations: historical and 2005(H2) overhead operating expenditure	292
Table	8.9a	Freegold Operations: LoM overhead operating expenditure – Option ‘A’	293
Table	8.9b	Freegold Operations: LoM overhead operating expenditure – Option ‘A’	293
Table	8.10a	West Wits Operations: LoM overhead operating expenditure – Option ‘A’	294
Table	8.10b	West Wits Operations: LoM overhead operating expenditure – Option ‘A’	294
Table	8.11a	Target Operations: LoM overhead operating expenditure – Option ‘A’	294
Table	8.11b	Target Operations: LoM overhead operating expenditure – Option ‘A’	294
Table	8.12a	Harmony Free State Operations: LoM overhead operating expenditure – Option ‘A’	295
Table	8.12b	Harmony Free State Operations: LoM overhead operating expenditure – Option ‘A’	295
Table	8.13a	Evander Operations: LoM overhead operating expenditure – Option ‘A’	296
Table	8.13b	Evander Operations: LoM overhead operating expenditure – Option ‘A’	296
Table	8.14	Orkney Operations: LoM overhead operating expenditure – Option ‘A’	296
Table	8.15	Kalgold Operations: LoM overhead operating expenditure – Option ‘A’	297
Table	8.16	Australian Operations: LoM overhead operating expenditure – Option ‘A’	297
Table	8.17	Papua New Guinea Operations: LoM overhead operating expenditure – Option ‘A’	297
Table	8.18a	Mining Assets: LoM overhead operating expenditure – Option ‘A’	297
Table	8.18b	Mining Assets: LoM overhead operating expenditure – Option ‘A’	298
Table	8.19	Mining Assets: summary capital expenditures (Option ‘A’)	301
Table	8.20a	Freegold Operations: LoM capital expenditure – Option ‘A’	302
Table	8.20b	Freegold Operations: LoM capital expenditure – Option ‘A’	302
Table	8.21a	West Wits Operations: LoM capital expenditure – Option ‘A’	302
Table	8.21b	West Wits Operations: LoM capital expenditure – Option ‘A’	303
Table	8.22a	Target Operations: LoM capital expenditure – Option ‘A’	303
Table	8.22b	Target Operations: LoM capital expenditure – Option ‘A’	303
Table	8.23a	Harmony Free State Operations: LoM capital expenditure – Option ‘A’	303
Table	8.23b	Harmony Free State Operations: LoM capital expenditure – Option ‘A’	304
Table	8.24a	Evander Operations: LoM capital expenditure – Option ‘A’	304
Table	8.24b	Evander Operations: LoM capital expenditure – Option ‘A’	304
Table	8.25	Orkney Operations: LoM capital expenditure – Option ‘A’	305
Table	8.26	Kalgold Operations: LoM capital expenditure – Option ‘A’	305
Table	8.27	Australian Operations: LoM capital expenditure – Option ‘A’	305
Table	8.28	Papua New Guinea Operations: LoM capital expenditure – Option ‘A’	305
Table	8.29a	Mining Assets: LoM capital expenditure – Option ‘A’	305
Table	8.29b	Mining Assets: LoM capital expenditure – Option ‘A’	306
Table	9.1	Historical and current workforce deployment for the Mining Assets	311
Table	9.2a	LoM workforce deployment for the Mining Operations	312
Table	9.2b	LoM workforce deployment for the Mining Operations	312
Table	9.3	Freegold Operations: historical and projected LoM productivity statistics	313

(xviii)

Table No.	Description		Page No.
Table	9.4	West Wits Operations: historical and projected LoM productivity statistics	314
Table	9.5	Target Operations: historical and projected LoM productivity statistics	314
Table	9.6	Harmony Free State Operations: historical and projected LoM productivity statistics	315
Table	9.7	Evander Operations: historical and projected LoM productivity statistics	316
Table	9.8	Orkney Operations: historical and projected LoM productivity statistic	317
Table	9.9	Kalgold Operations: historical and projected LoM productivity statistic	317
Table	9.10	Australian Operations: historical and projected LoM productivity statistic	317
Table	9.11	Papua New Guinea Operations: historical and projected LoM productivity statistics	318
Table	9.12	Mining Operations: historical and projected LoM productivity statistics	318
Table	9.13	Employment Equity as at 30 June 2004: occupation classification	319
Table	9.14	Mining Assets Terminal Benefits Liabilities	321
Table	10.1	Mining Assets: historical safety statistics	326
Table	11.1	Mining Assets: Environmental Liability summary	338
Table	11.2	Compliance with Equator Principles (South African Operations)	340
Table	12.1	Freegold Tax Entity: technical-economic input parameters	343
Table	12.2	Joel Tax Entity: technical-economic input parameters	344
Table	12.3	West Wits Tax Entity: technical-economic input parameters	344
Table	12.4	Target Tax Entity: technical-economic input parameters	345
Table	12.5	Harmony Free State Tax Entity: technical-economic input parameters	346
Table	12.6	Evander Tax Entity (Option ‘A’): technical-economic input parameters	347
Table	12.7	Evander Tax Entity (Option ‘B’): technical-economic input parameters	348
Table	12.8	Orkney Tax Entity: technical-economic input parameters	349
Table	12.9	Welkom Tax Entity: technical-economic input parameters	349
Table	12.10	Kalgold Tax Entity: technical-economic input parameters	349
Table	12.11	Australian Tax Entity: technical-economic input parameters	350
Table	12.12	Papua New Guinea Tax Entity: technical-economic input parameters	350
Table	12.13	Harmony (Option ‘A’): technical-economic input parameters	351
Table	12.14	Harmony (Option ‘B’): technical-economic input parameters	352
Table	12.15	Harmony (Option ‘C’): technical-economic input parameters	353
Table	13.1	Historical and Forecast Macro-economic and Commodity Prices	357
Table	14.1	Operating Options and Valuation Scenarios	361
Table	14.2	WACC calculations for Mining Assets located in South Africa, Australia and Papua New Guinea	362
Table	14.3	Taxation input parameters as at 1 January 2005	362
Table	14.4	Working Capital input parameters as at 1 January 2005: opening balances	363
Table	14.5	Working Capital input parameters as at 1 January 2005: days	363
Table	14.6a	Freegold Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	364
Table	14.6b	Freegold Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	365
Table	14.7	Joel Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	366
Table	14.8a	West Wits Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	367
Table	14.8b	West Wits Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	368
Table	14.9a	Target Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	369
Table	14.9b	Target Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	370
Table	14.10a	Harmony Free State Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	371
Table	14.10b	Harmony Free State Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	372

(xix)

Table No.	Description		Page No.
Table	14.11a	Evander Tax Entity (including projects): FM in ZAR nominal terms (Scenario 1 Option ‘A’)	373
Table	14.11b	Evander Tax Entity (including projects): FM in ZAR nominal terms (Scenario 1 Option ‘A’)	374
Table	14.12a	Evander Tax Entity (excluding projects): FM in ZAR nominal terms (Scenario 1 Option ‘B’)	375
Table	14.12b	Evander Tax Entity (excluding projects): FM in ZAR nominal terms (Scenario 1 Option ‘B’)	376
Table	14.13	Orkney Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	377
Table	14.14	Welkom Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	378
Table	14.15	Kalgold Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	379
Table	14.16	Australian Tax Entity: FM in A$ nominal terms (Scenario 1 Option ‘A’)	380
Table	14.17	Papua New Guinea Tax Entity: FM in A$ nominal terms (Scenario 1 Option ‘A’)	381
Table	14.18a	Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	382
Table	14.18b	Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘A’)	383
Table	14.19a	Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘B’)	384
Table	14.19b	Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘B’)	385
Table	14.20a	Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘C’)	386
Table	14.20b	Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘C’)	387
Table	14.21	Freegold Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	388
Table	14.22	Freegold Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	388
Table	14.23	Freegold Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	389
Table	14.24	Freegold Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	389
Table	14.25	Phakisa Project (Freegold Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’	389
Table	14.26	Joel Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	389
Table	14.27	Joel Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	390
Table	14.28	Joel Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	390
Table	14.29	Joel Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	390
Table	14.30	West Wits Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	390
Table	14.31	West Wits Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	391
Table	14.32	West Wits Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	391
Table	14.33	West Wits Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	391
Table	14.34	Doornkop Project (West Wits Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’	391
Table	14.35	Target Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	392
Table	14.36	Target Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	392
Table	14.37	Target Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	392
Table	14.38	Target Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	392
Table	14.39	Harmony Free State Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	393
Table	14.40	Harmony Free State Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	393
Table	14.41	Harmony Free State Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	393
Table	14.42	Harmony Free State Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	393
Table	14.43	Evander Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	394
Table	14.44	Evander Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	394
Table	14.45	Evander Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	394
Table	14.46	Evander Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	394
Table	14.47	Evander Poplar Project (Evander Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’	395
Table	14.48	Evander Rolspruit Project (Evander Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’	395
Table	14.49	Evander Tax Entity: NPV at various discount factors for Scenario 1 Option ‘B’	395

(xx)

Table No.	Description		Page No.
Table	14.50	Evander Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘B’	395
Table	14.51	Evander Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘B’	396
Table	14.52	Evander Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘B’	396
Table	14.53	Orkney Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	396
Table	14.54	Orkney Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	396
Table	14.55	Orkney Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	397
Table	14.56	Orkney Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	397
Table	14.57	Welkom Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	397
Table	14.58	Welkom Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	397
Table	14.59	Welkom Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	398
Table	14.60	Welkom Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	398
Table	14.61	Kalgold Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	398
Table	14.62	Kalgold Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	398
Table	14.63	Kalgold Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	399
Table	14.64	Kalgold Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	399
Table	14.65	Australian Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	399
Table	14.66	Australian Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	399
Table	14.67	Australian Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	400
Table	14.68	Australian Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	400
Table	14.69	Papua New Guinea Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’	400
Table	14.70	Papua New Guinea Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’	400
Table	14.71	Papua New Guinea Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	401
Table	14.72	Papua New Guinea Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’	401
Table	14.73	HVGP (Papua New Guinea Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’	401
Table	14.74	Harmony: NPV sensitivity to WACC for Scenario 1	401
Table	14.75	Harmony: Single parameter NPV sensitivity at the WACC for Scenario 1	402
Table	14.76	Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 1	402
Table	14.77	Harmony: NPV sensitivity to WACC for Scenario 2	403
Table	14.78	Harmony: Single parameter NPV sensitivity at the WACC for Scenario 2	403
Table	14.79	Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 2	404
Table	14.80	Harmony: NPV sensitivity to WACC for Scenario 3	404
Table	14.81	Harmony: Single parameter NPV sensitivity at the WACC for Scenario 3	405
Table	14.82	Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 3	405
Table	14.83	Harmony: NPV sensitivity to WACC for Scenario 4	406
Table	14.84	Harmony: Single parameter NPV sensitivity at the WACC for Scenario 4	406
Table	14.85	Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 4	407
Table	14.86	Harmony: NPV sensitivity to WACC for Scenario 5	407
Table	14.87	Harmony: Single parameter NPV sensitivity at the WACC for Scenario 5	408
Table	14.88	Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 5	408
Table	14.89	Valuation of Hidden Valley – Inferred Mineral Resources	410
Table	14.90	Hidden Valley Exploration Targets	411
Table	14.91	Valuation of Hidden Valley – Exploration Tenements (Hidden Valley Style)	412
Table	14.92	Valuation of Hidden Valley – Exploration Tenements (Hamata Style)	412
Table	14.93	Valuation of Wafi Exploration Tenements	412
Table	14.94	Recent Gold Transactions: Metals Economics Group	413
Table	14.95	Valuation of GCGP	414

(xxi)

Table No.	Description		Page No.
Table	14.96	Recent Copper-Gold Transactions: Metals Economics Group	415
Table	14.97	Valuation of the Burnside Joint Venture	416
Table	14.98	Summary Valuation of Mineral Rights, Exploration Properties and Non-LoM Mineral Resources	416
Table	14.99	Valuation of interests in listed entities	417
Table	14.100	Summary of Commodity Contracts	417
Table	14.101	Summary of Currency Contracts	418
Table	14.102	Summary of Valuation Adjustments	418
Table	15.1	Harmony Equity Value Analysis – Scenario 1	419
Table	15.2	Harmony Equity Value Analysis: WACC sensitivity analysis – Scenario 1	420
Table	15.3	Harmony Equity Value Analysis: twin parameter sensitivity analysis – Scenario 1	421
Table	15.4	Harmony Mineral Reserve Analysis: twin parameter sensitivity analysis – Scenario 1	422
Table	15.5	Harmony Equity Value Analysis: twin parameter sensitivity analysis – Scenario 1	423
Table	15.6	Harmony Equity Value Analysis – Scenario 2	424
Table	15.7	Harmony Equity Value Analysis – Scenario 3	425
Table	15.8	Harmony Equity Value Analysis – Scenario 4	426
Table	15.9	Harmony Equity Value Analysis – Scenario 5	427
Table	15.10	Harmony Equity Value Analysis – 5% Real + Long Term Inflation	428
Table	15.11	Recent Gold Transactions: Metals Economics Group	429
Table	16.1	Summary Equity Value and Share Price : Equity Value ratios for the Company	431

(xxii)

TABLE OF FIGURES

Figure No.	Description		Page No.
Figure	1.1	Harmony: Location of Mining Assets	23
Figure	1.2	Harmony: Corporate Structure	24
Figure	1.3	Harmony: Business Structure	25
Figure	2.1	Locality Plan: Freegold Operations (North) and Welkom Operations	66
Figure	2.2	Locality Plan: Freegold (Central) Operations and Harmony Free (West) State Operations	67
Figure	2.3	Locality Plan: Freegold (South) Operations	68
Figure	2.4	Locality Plan: West Wits (Elandskraal) Operations	69
Figure	2.5	Locality Plan: West Wits (Randfontein Mine) Operations	70
Figure	2.6	Locality Plan: Target Operations	71
Figure	2.7	Locality Plan: Harmony Free State (East) Operations	72
Figure	2.8	Locality Plan: Evander Operations	73
Figure	2.9	Locality Plan: Orkney Operations	74
Figure	2.10	Locality Plan: Kalgold Operations	75
Figure	2.11	Locality Plan: Australian Operations	76
Figure	2.12	Locality Plan: Papua New Guinea Operations	77
Figure	2.13	Mineral Rights, Mining Authorisation and Surface Freehold: Freegold Operations (North) and Welkom Operations	78
Figure	2.14	Mineral Rights, Mining Authorisation and Surface Freehold: Freegold (Central) Operations and Harmony Free State (West) Operations	79
Figure	2.15	Mineral Rights and Mining Authorisation: Freegold (South) Operations	80
Figure	2.16	Mineral Rights, Mining Authorisation and Surface Freehold: West Wits (Elandskraal) Operations	81
Figure	2.17	Mineral Rights, Mining Authorisation and Surface Freehold: West Wits (Randfontein Mine) Operations	82
Figure	2.18	Mineral Rights and Mining Authorisation: Target Operations	83
Figure	2.19	Mineral Rights, Mining Authorisation and Surface Freehold: Harmony Free State (East) Operations	84
Figure	2.20	Mineral Rights, Mining Authorisation and Surface Freehold: Evander Operations	85
Figure	2.21	Mining Authorisation: Orkney Operations	86
Figure	2.22	Mining Authorisation and Surface Freehold: Kalgold Operations	87
Figure	2.23	Tenement Map: Australian (Mt. Magnet & Cue Mine) Operations	88
Figure	2.24	Tenement Map: Australian (South Kalgoorlie Mine) Operations	89
Figure	3.1	Geological Plan: The Witwatersrand Basin	104
Figure	3.2	Surface Boreholes and Mining Infrastructure: Freegold (North) Operations and Welkom Operations	105
Figure	3.3	Surface Boreholes and Mining Infrastructure: Freegold (Central) Operations and Harmony Free State (West) Operations	106
Figure	3.4	Schematic Geological Section (looking North): Freegold (Bambanani Mine) Operations	107
Figure	3.5	Surface Boreholes and Mining Infrastructure: Freegold (South) Operations	108
Figure	3.6	Schematic Geological Section (looking West): Freegold (Joel Mine) Operations	109
Figure	3.7	Surface Boreholes and Mining Infrastructure: West Wits (Elandskraal) Operations	110
Figure	3.8	Schematic Geological Section (looking East): West Wits (Elandsrand Mine) Operations	111
Figure	3.9	Surface Boreholes and Mining Infrastructure: West Wits (Cooke 1 Mine, Cooke 2 Mine and Cooke 3 Mine) Operations	112
Figure	3.10	Schematic Geological Section (looking East): West Wits (Cooke 2 Mine) Operations	113
Figure	3.11	Surface Boreholes and Mining Infrastructure: West Wits (Doornkop Mine) Operations	114
Figure	3.12	Surface Boreholes and Mining Infrastructure: West Wits (Cooke 4 Mine) Operations	115
Figure	3.13	Mining Infrastructure: Target Operations	116
Figure	3.14	Surface Boreholes and Mining Infrastructure: Harmony Free State (East) Operations	117
Figure	3.15	Surface Boreholes and Mining Infrastructure: Evander Operations	118
Figure	3.16	Schematic Geological Section (looking North): Evander Operations	119

(xxiii)

Figure No.	Description		Page No.
Figure	3.17	Mining Infrastructure: Orkney Operations	120
Figure	3.18	Final Pit Limits: Kalgold Operations	121
Figure	3.19	Geological Plan of the Yilgarn Craton: Australian Operations	122
Figure	3.20	Schematic Geological Section through the Great Fingall orebody: Australian (Mt. Magnet & Cue Mine) Operations	123
Figure	3.21	Schematic Geological Section through the Mt Marion orebody: Australian (South Kalgoorlie Mine) Operations	124
Figure	3.22	Schematic Geological Section through the Dawns Hope orebody: Australian (South Kalgoorlie Mine) Operations	125
Figure	3.23	Geological Plan of the Morobe Province: Papua New Guinea Operations	126
Figure	3.24	Schematic Geological Section through the Hidden Valley orebody: Papua New Guinea Operations	127
Figure	3.25	Schematic Geological Section through the Hamata orebody: Papua New Guinea Operations	128
Figure	3.26	Schematic Geological Section through the Wafi Orebody: Papua New Guinea Operations	129
Figure	6.1	Freegold Operations – Schematic Flow Diagram of FS1 Plant	268
Figure	6.2	Freegold Operations – Schematic Flow Diagram of St. Helena Plant	269
Figure	6.3	Freegold Operations – Schematic Flow Diagram of Joel Plant	270
Figure	6.4	West Wits Operations – Schematic Flow Diagram of Elandsrand Plant	271
Figure	6.5	West Wits Operations – Schematic Flow Diagram of Cooke Plant	272
Figure	6.6	West Wits Operations – Schematic Flow Diagram of Doornkop Plant	273
Figure	6.7	Target Operations – Schematic Flow Diagram of Target Plant	274
Figure	6.8	Harmony Operations – Schematic Flow Diagram of Central Plant	275
Figure	6.9	Harmony Operations – Schematic Flow Diagram of Saaiplaas Plant	276
Figure	6.10	Evander Operations – Schematic Flow Diagram of Kinross-Winkelhaak Plant	277
Figure	6.11	Evander Operations – Schematic Flow Diagram of Evander Rolspruit Plant	278
Figure	6.12	Evander Operations – Schematic Flow Diagram of Evander Poplar Plant	279
Figure	6.13	Kalgold Operations – Schematic Flow Diagram of Kalgold Plant	280
Figure	6.14	Australian Operations – Schematic Flow Diagram of Checker Plant	281
Figure	6.15	Australian Operations – Schematic Flow Diagram of Jubilee Plant	282
Figure	6.16	Papua New Guinea Operations: Schematic Flow Diagram of HVGP Plant	283
Figure	12.1	Mining Assets: Gold production profile – Option ‘A’	354
Figure	12.2	Mining Assets: Gold Production profile – Option ‘B’	354
Figure	13.1	Macro-Economic: historical and forecast South African and United States statistics	358
Figure	13.2	Macro-Economic: historical and forecast Australian and United States statistics	358
Figure	13.3	Gold Price: historical and forecast statistics for United States, South Africa and Australia	359
Figure	13.4	Silver Price: historical and forecast statistics for United States, South Africa and Australia	359

(xxiv)

AN INDEPENDENT COMPETENT PERSONS’ REPORT ON THE MINING ASSETS OF

HARMONY GOLD MINING COMPANY LIMITED

– EXECUTIVE SUMMARY

1.0ES	INTRODUCTION

1.1ES	Background

Steffen, Robertson and Kirsten (South Africa) (Pty) Limited (“SRK”) is a subsidiary of the international group holding company, SRK Global Limited (the “SRK Group”). SRK has been commissioned by the directors of Harmony Gold Mining Company Limited (“Harmony” also referred to as “the Company”) to prepare an independent competent person’s report (“CPR”) on certain mining assets (the “Mining Assets”) of the Company.

On 18 October 2004, the Company announced a proposal to merge with Gold Fields. The proposal comprised an offer (the “Offer”) of 1.275 new Harmony shares for each Gold Fields share and 1.275 new Harmony American Depositary Shares (“ADS”) for each Gold Fields ADS. The conditions precedent stated in the offer document include, inter alia, fulfilling certain obligations in respect of compliance with various sections of the listing requirements of the JSE (the “Listing Requirements”) and the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the “SRP Code”).

SRK has been informed that a copy of this CPR will be filed with the JSE and the SRP (hereinafter referred to as the “Regulatory Authorities”) and distributed to Harmony and Gold Fields shareholders.

The effective date (the “Effective Date”) of this CPR is deemed to be 1 January 2005, and is co-incident with the Valuation Date and cashflow projections as incorporated herein. The valuation of the Mining Assets is dependent upon the following:

•	Technical information as generated by the Company in accordance with its annual planning process defined as the Base Information Date (“BID”), which in the case of the Company is 1 July 2004; and

•	Appropriate adjustments made by SRK to technical information which inter alia includes depletion, historical performance and any additional material information provided by the Company from the BID to the Effective Date.

The key aspects of the CPR comprise SRK’s opinion on the Mineral Resource and Mineral Reserve statements of the Company and the resulting Equity Value of the Company. Notwithstanding this statement, SRK notes that the Equity Value as presented is done so in accordance with the Listing Requirements and is not intended to constitute an opinion or recommendation as would normally be expected in terms of a ‘fair and reasonable’ statement.

In respect of all matters relation to Limitations, Reliance on Information, Declarations, Consent and Copyright, the reader is referred to Section 1.6 of this CPR.

In accordance with Section 12.3(d) of the Listing Requirements this document has undergone regulatory review for assessment and comment by representatives of the JSE comprising an independent technical readers panel. This document has been found to be materially compliant with the Listing Requirements and the SAMREC Code and consequently has been approved for publication by the JSE.

1.2ES	The Mining Assets

The Mining Assets reviewed by SRK are represented within the following companies:

•	A 100% interest in ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (“Freegold”);

•	A 100% interest in Randfontein Estates Limited (“Randfontein”);

•	A 100% interest in Avgold Limited (“Avgold”);

•	A 100% interest in Harmony Free State Operations (“Harmony Free State”);

•	A 100% interest in Evander Gold Mining Company Limited (“Evander”);

•	A 100% interest in African Rainbow Minerals Gold Limited (“ARMgold”);

•	A 100% in Kalahari Goldridge Mining Company Limited (“Kalgold”);

•	A 100% interest in Harmony Gold (Australia) Pty Limited (“Harmony Australia”); and

•	A 100% interest in Abelle Limited (“Abelle”).

The Mining Assets incorporated within the above companies have been valued by SRK and incorporated into the Equity Value derived for the Company.

The Company holds various interests in listed entities (the “Listed Entities”) and joint ventures (the “Joint Ventures”) for which it has no legal right to disclose information to third parties or its advisors. Consequently the Company has secured dispensation from the JSE Securities Exchange South Africa (the “JSE”) and the Securities Regulation Panel (the “SRP”) in respect of such interests. The interests in listed entities and joint ventures comprise:

•	A 19.00% interest in African Rainbow Minerals Limited (“ARM”) held via a 100% interest in Clidet 454 (Proprietary) Limited (“Clidet”);

•	A 11.64% interest in Bendigo Mining NL (“Bendigo”);

•	A 50.00% interest in the Burnside Joint Venture (“Burnside JV”);

•	A 11.50% interest in Gold Fields;

•	A 18.40% interest in Gold City Industries Limited (“Gold City”); and

•	A 13.00% interest in San Gold Resources Corporation (“San Gold”).

The Listed Entities and JointVentures have not been valued by SRK, but have been incorporated into the Equity Value for the Company based on the market capitalisations of the companies as at 1 January 2005.

For reporting purposes, technical descriptions of the Mining Assets have been grouped into operations that broadly reflect the management structures and/or common geographical entities. All entries, including text, tables and other data, are quoted assuming 100% ownership and not on an attributable basis.

The South African Mining Assets are substantially similar and represent the larger contribution to the Mining Assets. This CPR has been structured on a discipline basis (e.g. Geology, Mineral Resources and Mineral Reserves, Mining, Metallurgical Processing, Tailings Storage Facilities, Infrastructure, Human Resources, Occupational Health and Safety, Environmental and Financial Valuation) where Mining Assets are grouped into the following operations:

•	Freegold Operations;
•	West Wits Operations;
•	Target Operations;
•	Harmony Free State Operations;
•	Evander Operations;
•	Orkney Operations;
•	Welkom Operations;
•	Kalgold Operations;
•	Australian Operations;
•	Papua New Guinea Operations; and
•	Exploration Properties.

For reporting purposes the valuation of the Mining Assets has been grouped in accordance with the following Tax Entities, hereinafter referred to as (the “Tax Entities”). All entries (including text, tables and other data) are quoted assuming 100% ownership and not on an attributable basis.

1.3ES	Valuation Basis and Methodology

The valuation methodology for arriving at the Equity Value of the Company is based on the sum of the parts approach comprising the following:

•	The Enterprise Value defined as the sum of the NPVs of the Tax Entities;

•	The value of Mineral Rights, Exploration Properties and non-LoM Mineral Resources;

•	The value of interests in listed entities; and

•	Valuation adjustments.

The sum of the Enterprise Values and the value of Mineral rights, Exploration Properties and non-LoM Mineral Resources is defined as the Net Asset Value (“NAV”) of the Mining Assets. The sum of the NAV of the Mining Assets, the value ascribed to interests in listed entities and the valuation adjustments is defined as the Equity Value of the Company.

The Enterprise Values are based on the application of Discounted Cash Flow (“DCF”) techniques to the post-tax pre-finance cashflows represented by the Financial Models (“FMs”) as developed for each Tax Entity. The FMs are based on the various LoM plans and have been established for all valuation Scenarios and operating options as stated in Table 1.1ES below).

Table 1.1ES Operating Options and Valuation Scenarios

Valuation Scenarios	Operating Options
	Option ‘A’	Option ‘B’	Option ‘C’
Scenario 1	LoM @ CMF	Option ‘A’ (excluding Projects) @ CMF	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF
Scenario 2	LoM @ CMF (excluding South African Royalty)	Option ‘A’ (excluding Projects) @ CMF (excluding South African Royalty)	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF (excluding South African Royalty)
Scenario 3	LoM @ SMF	Option ‘A’ (excluding Projects) @ SMF	Option ‘B’ (excluding Tax Entities with negative NPV) @ SMF
Scenario 4	LoM @ CMF (excluding Inferred)	Option ‘A’ (excluding Projects) @ CMF (excluding Inferred)	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF (excluding Inferred)
Scenario 5	LoM @ SMF (excluding Inferred)	Option ‘A’ (excluding Projects) @ SMF (excluding Inferred)	Option ‘B’ (excluding Tax Entities with negative NPV) @ SMF (excluding Inferred)

1.	CMF – consensus market forecast.
2.	SMF – sport market forecast (1 January 2005 – purchase price parity for US$:ZAR exchange rates).
3.	Excluding Projects – excluding the Evander Rolspruit and the Evander Poplar Project.

The post-tax pre-finance cash flows for each Tax Entity have been developed using the commodity price and macro-economic projections as presented in Table 1.2ES. In each instance the FMs are based on annual cashflow projections ending 30 June and TEPs stated in 1 January 2005 money terms. As the Effective Date is 1 January 2005, the cashflow projection for Year 1 comprises projections for 6 months only.

Table 1.2ES Base-case commodity price and macro-economic projections(1), (2)

Parameter	Units		2005	2006	2007	2008	2009	2010
Commodity Prices
Gold	(US$/oz	)	428	441	460	462	473	484
	(ZAR/kg	)	83,550	95,287	106,799	109,947	115,483	121,298
	(A$/oz	)	548	566	592	595	611	627
Silver	(US$/oz	)	6.07	6.22	6.37	6.52	6.68	6.84
	(ZAR/kg	)	1,185	1,343	1,478	1,552	1,630	1,712
	(A$/oz	)	7.78	7.98	8.19	8.40	8.62	8.85
Macro Economics
US CPI			1.10%	2.50%	2.40%	2.40%	2.40%	2.40%
RSA CPI			2.10%	5.09%	5.04%	5.04%	5.04%	5.04%
AUS CPI			1.30%	2.60%	2.60%	2.60%	2.60%	2.60%
Exchange Rates	(US$:ZAR	)	6.08	6.72	7.22	7.41	7.60	7.79
	(US$:A$	)	1.28	1.28	1.29	1.29	1.29	1.29

(1)	All commodity prices and exchange rates are quoted at the closing period of 30 June.
(2)	CPI rates for 2005 are reported for 6 months only.

2.0ES	MINERAL RESOURCES AND MINERAL RESERVES

The Mineral Resource and Mineral Reserve statement as included in this CPR for operating Option ‘A’ includes total Mineral Resources of 255.6Moz Au contained within a tonnage of 1,865Mt grading 4.3g/t and total Mineral Reserves of 52.2Moz of gold contained within a tonnage of 288Mt grading 5.6g/t. Should a decision not to proceed with the Evander Poplar Project and the Evander Rolspruit Project be made then the Mineral Reserve statement would most likely reflect that associated with operating Option ‘B’. Operating Option ‘B’ includes total Mineral Reserves of 42.3Moz of gold contained within a tonnage of 247Mt grading 5.3g/t.

Certain of the Mining Assets, notably those represented by the Evander Tax Entity and the Harmony Free State Tax Entity, reflect negative NPVs under the various scenarios considered in this CPR. SRK notes that these negative NPVs are a result of the assumptions contained in this CPR, which include adjustments to the operating forecasts initially proposed by the Company (specifically production rates, modifying factors and operating costs). In such instances the reader is referred to the various sensitivity tables which indicate the net change in two of the key parameters (sales revenue and total working costs) which would be required to render positive NPVs. SRK recognises the opportunity at these Tax Entities, through a combination of re-planning and re-structuring, to produce at higher RoM grades. This will however most likely result in a reduction in Mineral Reserves, the hypothetical worst case of which is reflected in operating Option ‘C’. Operating Option ‘C’ includes total Mineral Reserves of 33.7Moz of gold contained within a tonnage of 195Mt grading 5.4g/t.

In assessing the potential beyond operating Option ‘A’, the reader is referred to the various Mineral Reserve sensitivities as reflected in Section 4.0 of this CPR. These sensitivity tables however are based on grade tonnage curves, with a view to present the indicative potential of the various mining operations, and not on re-scheduled mine plans.

SRK has stated in Section 4.9 of this CPR that the process of arriving at Mineral Reserve statements currently adopted by the Company has deficiencies. SRK notes the Company’s stated intention to redress the identified deficiencies by undertaking improvements as stipulated in Section 4.9.3 of this CPR.

Tables 2.1ES to Table 2.6ES below are reproduced from Section 4.0 of this CPR and reflect the analysis relating to Operating Option ‘A’. In considering the following tables the reader is referred to the various sensitivity tables in Section 14.0 of this CPR, specifically when noting the impact of the certain of the Mining Assets which reflect negative NPVs at the CMF.

Table 2.1ES Harmony: Mineral Resource and Mineral Reserve Statement(1), (2) – Operating Option ‘A’

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)

Proved				Measured
– u/g(1)	63,454	6.6	13,475	– u/g(1)	78,537	9.7	24,535
	0	0.0	0	– u/g(2)	31,842	10.2	10,432
– s/f(1)	4,702	0.7	113	– s/f(1)	6,993	0.8	170
	0	0.0	0	– s/f(2)	13,533	0.4	166
– o/p(1)	6,167	2.6	517	– o/p(1)	16,518	2.4	1,271
	0	0.0	0	– o/p(2)	12,154	1.2	466

Sub-total	74,323	5.9	14,106	Sub-total	159,577	7.2	37,041

Probable				Indicated
– u/g(1)	163,257	6.8	35,617	– u/g(1)	187,850	10.0	60,448
	0	0.0	0	– u/g(2)	92,190	7.6	22,552
– s/f(1)	30,428	0.5	536	– s/f(1)	50,678	0.5	868
	0	0.0	0	– s/f(2)	411,074	0.4	4,868
– o/p(1)	20,328	2.9	1,927	– o/p(1)	50,773	2.3	3,795
	0	0.0	0	– o/p(2)	161,939	1.5	7,872

Sub-total	214,013	5.5	38,081	Sub-total	954,505	3.3	100,403

Total Reserves	288,336	5.6	52,186	Total	1,114,082	3.8	137,443

Inferred in LoM			Inferred
– u/g(1)	43,479	5.7	7,963	– u/g(1)	138,957	7.6	34,003
	0	0.0	0	– u/g(2)	326,269	7.2	75,934
– s/f(1)	0	0.0	0	– s/f(1)	176	0.7	4
	0	0.0	0	– s/f(2)	163,439	0.3	1,747
– o/p(1)	4,019	2.6	334	– o/p(1)	46,823	1.5	2,185
	0	0.0	0	– o/p(2)	74,820	1.8	4,315

Sub-total	47,498	5.4	8,297	Sub-total	750,485	4.9	118,187

Total in LoM	335,834	5.6	60,483	Total	1,864,566	4.3	255,631

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Mineral Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.
(2)	A portion of the material stated as Inferred in LoM plan comprises a minor amount of Measured and Indicated Mineral Resources reported at RoM delivered tonnages and grades associated with the Australian Operations.

Table 2.2ES Harmony: Mineral Resource, Mineral Reserve and LoM plan Sensitivities(1) – Operating Option ‘A’

Gold Price	(US$/oz) EXR (ZAR/kg)		250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources
(M+Ind+Inf)
Tonnage	(kt	)	885,394	1,068,717	1,220,479	1,608,030	1,864,566	2,065,430	2,337,801	2,648,304
Grade	(g/t	)	5.2	5.4	5.6	4.6	4.3	4.1	3.7	3.5
Metal	(koz	)	147,020	186,143	217,966	240,154	255,631	269,987	279,363	296,875

Mineral Reserves
Tonnage	(kt	)	167,243	218,014	253,420	267,611	288,336	300,898	312,376	333,657
Grade	(g/t	)	6.6	6.0	5.9	5.8	5.6	5.6	5.5	5.3
Metal	(koz	)	35,318	42,225	47,748	49,535	52,186	53,698	54,907	57,050

LoM Plan
Tonnage	(kt	)	177,335	249,649	294,672	312,019	335,834	371,631	384,634	414,760
Grade	(g/t	)	6.5	6.0	5.8	5.7	5.6	5.4	5.4	5.2
Metal	(koz	)	37,021	48,282	55,272	57,494	60,483	64,808	66,176	69,126

(1)	The sensitivities as presented include the base case statements for Kalgold Operations, Australian Operations and Papua New Guinea Operations for which no sensitivities were available.

Table 2.3ES Harmony: LoM Plan and Mineral Reserve assessment (Production Unit Level) (1), (2)

Mining Asset	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Freegold Operations	14,548	69	14,479	705	13,774	12,250	11,868
West Wits Operations	15,331	515	14,816	4,178	10,638	10,423	10,098
Target Operations	4,859	0	4,859	485	4,374	4,374	4,374
Harmony Free State Operations	6,378	84	6,294	1,982	4,312	192	0
Evander Operations	14,503	216	14,287	90	14,197	4,120	0
Orkney Operations	1,594	18	1,576	0	1,576	1,576	605
Welkom Operations	0	0	0	0	0	0	0
Kalgold Operations	296	0	296	0	296	296	0
Australian Operations	1,836	0	1,836	854	982	982	982
Papua New Guinea Operations	2,041	0	2,041	4	2,037	2,037	2,037

Total	61,386	902	60,483	8,297	52,186	36,251	29,963

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources.
(2)	LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 2.4ES Harmony: LoM Plan and Mineral Reserve assessment (Tax Entity Level)(1)

Mining Asset	Contained Gold
	LoM Plan (koz)	Other Sources (koz)	LoM Plan(1) (koz)	Inferred in LoM Plan (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)	NPV(3) (koz)	NPV(4) (koz)
Freegold Operations	14,548	69	14,479	705	13,774	13,774	13,774	13,774	13,774
West Wits Operations	15,331	515	14,816	4,178	10,638	10,638	10,638	10,638	10,638
Target Operations	4,859	0	4,859	485	4,374	4,374	4,374	4,374	4,374
Harmony Free State
Operations	6,378	84	6,294	1,982	4,312	0	0	0	0
Evander Operations	14,503	216	14,287	90	14,197	0	0	0	0
Orkney Operations	1,594	18	1,576	0	1,576	1,576	1,576	1,576	1,576
Welkom Operations
Kalgold Operations	296	0	296	0	296	296	0	296	0
Australian Operations	1,836	0	1,836	854	982	982	982	982	982
Papua New Guinea
Operations	2,041	0	2,041	4	2,037	2,037	2,037	2,037	2,037

Total	61,386	902	60,484	8,297	52,186	33,677	33,381	33,677	33,381

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 2.5ES Harmony LoM Plan: Break Even Analysis(1), (2)

Mining Assets	Units		Gold Price(1)	Gold Price(2)
Freegold Operations	(ZAR/kg	)	79,964	73,950
West Wits Operations	(ZAR/kg	)	70,124	65,033
Target Operations	(ZAR/kg	)	63,303	62,043
Harmony Free State Operations	(ZAR/kg	)	98,051	92,441
Evander Operations(3)	(ZAR/kg	)	96,708	90,813
Orkney Operations	(ZAR/kg	)	81,352	79,793
Welkom Operations	(ZAR/kg	)	0	0
Kalgold Operations	(ZAR/kg	)	82,094	79,221
Australian Operations	(A$/oz	)	388	435
Papua New Guinea Operations	(A$/oz	)	359	252

(1)	Gold Price(1) presents the equivalent real terms (1 January 2005) gold price required to generate break-even NPV defined at the price at which the NPVs return a zero value at the Company’s WACC.
(2)	Gold Price(2) presents the equivalent real terms (1 January 2005) gold price required to generate break-even defined as cash costs.
(3)	The figures as presented for Evander Operations exclude the impacts of the Evander Rolspruit Project and the Evander Poplar Project. Should both projects be executed the resulting Gold price(1) and Gold Price(2) would be ZAR 106,255/kg and ZAR66, 944/kg, respectively.

Table 2.6ES Harmony Projects: Break Even Analysis to attain Nominal Internal rates of Return (“IRR”)

Mining Projects (IRR) (% – Nominal)	Doornkop Project (ZAR/kg)	Phakisa Project (ZAR/kg)	Poplar Project (ZAR/kg)	Rolspruit Project (ZAR/kg)	HVGP
					(A$/oz Au)	(A$/oz Ag)
5%	66,366	74,738	79,580	91,080	340	4.79
8%	67,021	75,996	84,196	111,707	357	5.03
10%	67,542	77,017	87,504	129,170	369	5.19
12%	68,189	78,521	91,437	147,572	380	5.35
15%	69,368	81,115	98,426	179,792	397	5.60
18%	71,823	86,671	113,051	253,598	415	5.84
20%	72,753	89,889	120,096	292,405	427	6.01
22%	74,485	95,329	131,512	361,102	439	6.19
25%	74,485	95,329	131,512	361,102	458	6.44

Mineral Resources – (koz)	6,513	21,714	4,751	11,127	3,665
Mineral Reserves – (koz)	424	4,072	3,125	6,744	2,037
Inferred in LoM – (koz)	3,593	258	0	0	4
LoM Plan(1) – (koz)	4,017	4,330	3,125	6,744	2,041

3.0ES	EQUITY VALUE

The Equity Value of the Company is based on the sum of the parts approach combining: the valuation of the Mining Assets as represented by the sum of Enterprise Values, Valuation of Mineral Rights, Exploration Properties, and Non-LoM Resources; the interests in Listed Entities; and Valuation Adjustments.

Based on the 392,993,004 fully diluted ordinary shares in issue as at 1 January 2005, SRK has derived an Equity Value per share which can be compared to the latest available market price as at 31 December 2004, which was ZAR51.20. The resulting ratio relating Equity Value to share price is included for presentation purposes only, and no detailed analysis is included as to the reasonableness of such a ratio.

The range of Equity Values defined for the Company is significant and is a direct result of the various operating Options and Scenarios considered. The lower values are a direct result of the negative NPVs ascribed to certain of the Mining Assets. In respect of these negative NPVs it is likely that should the projections as indicated in the accompanying FMs prevail then; the Company will undertake the necessary action which may entail a combination of re-planning, re-structuring and implementing improvements to ensure that a positive cash position or at least minimal loss position is established and maintained. Note that for operating Option ‘C’ it is assumed that as Mining Assets are closed and all liabilities are incurred.

Table 3.1aES and Table 3.1bES give the salient details of the consolidated FM for the Company which reflects operating Option ‘A’. Note that these tables are not financial statements as may be customary for determining the consolidated cash flow positions for companies. Further, no account is taken of movements in working capital at the Company level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such financial statements. The first period 2005(H2) reports the forecast six-month projections to 30 June 2005, thereafter the projections are annual ending 30 June. Actual results for the first six-month period of 2005(H1) are reported in Section 2.0 of this CPR. The Tax Entity valuations are derived from reported cash flows commencing 1 January 2005.

Table 3.1aES Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production
Mining
RoM Tonnage	(kt	)	341,737	12,524	24,951	27,320	26,112	25,502	23,540	22,494	21,279
Head Grade	(g/t	)	5.6	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.4
Contained Gold	(koz	)	61,386	1,804	3,744	3,993	4,037	4,119	3,949	3,845	3,726

Processing
Milled Tonnage	(kt	)	341,737	12,524	24,951	27,320	26,112	25,502	23,540	22,494	21,279
Milled Grade	(g/t	)	5.6	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.4
Milled Gold	(koz	)	61,386	1,804	3,744	3,993	4,037	4,119	3,949	3,845	3,726
Metallurgical Recovery	(%	)	95.3	94.6	94.7	94.8	95.0	95.2	95.1	95.2	95.2
Recovered Gold	(koz	)	58,476	1,707	3,547	3,784	3,837	3,920	3,757	3,660	3,547
Clean-up Gold	(koz	)	183	0	6	0	1	0	0	0	14
Saleable Metal	(koz	)	58,659	1,707	3,553	3,784	3,838	3,920	3,757	3,660	3,561

Commodity Sales
Gold	(koz	)	58,659	1,707	3,553	3,784	3,838	3,920	3,757	3,660	3,561
Silver	(koz	)	31,017	152	321	772	3,467	4,832	5,706	4,786	6,178

Commodity Prices
Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics
Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%	)		1.1%	2.5%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%
RSA CPI	(%	)		2.1%	5.1%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Financial – Nominal
Sales Revenue – Gold	(ZARm	)	284,590.1	4,435.6	10,541.0	12,570.6	13,124.9	14,079.0	14,174.3	14,505.4	14,821.2

Operating Expenditures	(ZARm	)	(217,385.2)	(4,345.4)	(9,406.7)	(10,143.1)	(10,278.1)	(10,828.8)	(10,961.9)	(11,115.8)	(11,254.3)
Mining	(ZARm	)	(163,563.5)	(3,452.9)	(7,372.6)	(7,762.1)	(7,948.7)	(8,487.2)	(8,347.7)	(8,407.3)	(8,441.4)
Processing	(ZARm	)	(18,614.0)	(428.3)	(880.7)	(1,076.2)	(1,078.9)	(1,017.7)	(1,032.3)	(1,113.9)	(1,116.1)
Overheads	(ZARm	)	(24,242.3)	(485.2)	(1,004.8)	(1,183.1)	(1,219.1)	(1,298.3)	(1,265.4)	(1,316.7)	(1,326.5)
By-Product Credits	(ZARm	)	1,779.4	6.3	14.9	37.0	168.6	246.0	305.0	268.7	364.0
Mineral Royalty	(ZARm	)	(7,406.7)	(14.7)	(30.7)	(46.2)	(46.9)	(247.9)	(442.5)	(456.6)	(489.8)
Environmental	(ZARm	)	(1,336.0)	(29.6)	(62.3)	(67.9)	(60.4)	(56.2)	(59.1)	(61.8)	(61.6)
Terminal Benefits	(ZARm	)	(3,726.1)	—	(38.1)	(36.9)	(53.0)	(0.6)	(108.4)	(35.7)	(138.8)
Net Change in Working Capital	(ZARm	)	(275.9)	59.0	(32.5)	(7.7)	(39.7)	33.0	(11.4)	7.5	(43.9)

Operating Profit	(ZARm	)	67,204.9	90.1	1,134.3	2,427.5	2,846.8	3,250.1	3,212.4	3,389.6	3,566.9

Tax Liability	(ZARm	)	(14,775.7)	0.0	-5.7	-33.3	-136.1	-515.0	-624.1	-762.7	-832.3

Capital Expenditure	(ZARm	)	(23,120.1)	(420.7)	(2,034.2)	(2,118.5)	(1,762.8)	(1,354.8)	(1,169.5)	(1,301.4)	(1,166.8)
Project	(ZARm	)	(19,498.5)	(364.1)	(1,937.3)	(2,006.0)	(1,621.7)	(1,170.2)	(967.2)	(1,067.6)	(946.9)
Ongoing	(ZARm	)	(3,621.6)	(56.6)	(96.9)	(112.4)	(141.1)	(184.5)	(202.3)	(233.8)	(219.9)

Final Net Free Cash	(ZARm	)	29,309.1	(330.6)	(905.6)	275.7	947.9	1,380.4	1,418.8	1,325.5	1,567.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	70,883	80,363	78,602	76,588	73,044	72,849	72,523	72,810	71,494
Total Cash Costs	(ZAR/kg	)	71,062	80,672	78,923	77,054	73,431	73,168	72,873	73,185	71,788
Total Working Costs	(ZAR/kg	)	72,412	80,413	79,574	78,006	74,307	73,491	73,886	73,763	73,135
Total Costs	(ZAR/kg	)	80,669	87,663	87,710	94,146	86,966	82,287	81,755	82,127	80,657

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production
Mining
RoM Tonnage	(kt	)	341,737	17,334	15,924	15,777	15,714	15,547	13,410	11,036	7,990
Head Grade	(g/t	)	5.6	5.8	5.9	5.9	5.9	5.7	5.9	6.8	6.8
Contained Gold	(koz	)	61,386	3,256	2,999	2,982	2,958	2,869	2,557	2,406	1,748

Processing
Milled Tonnage	(kt	)	341,737	17,334	15,924	15,777	15,714	15,547	13,410	11,036	7,990
Milled Grade	(g/t	)	5.6	5.8	5.9	5.9	5.9	5.7	5.9	6.8	6.8
Milled Gold	(koz	)	61,386	3,256	2,999	2,982	2,958	2,869	2,557	2,406	1,748
Metallurgical Recovery	(%	)	95.3	95.5	95.6	95.5	95.4	95.3	95.4	95.7	95.6
Recovered Gold	(koz	)	58,476	3,109	2,866	2,849	2,822	2,733	2,440	2,304	1,671
Clean-up Gold	(koz	)	183	0	0	0	0	0	0	0	28
Saleable Metal	(koz	)	58,659	3,109	2,866	2,849	2,822	2,733	2,440	2,304	1,699

Commodity Sales
Gold	(koz	)	58,659	3,109	2,866	2,849	2,822	2,733	2,440	2,304	1,699
Silver	(koz	)	31,017	2,025	287	285	282	273	244	230	170

Commodity Prices
Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics
Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%	)		2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%
RSA CPI	(%	)		5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Financial – Nominal
Sales Revenue – Gold	(ZARm	)	284,590.1	13,593.4	13,159.6	13,739.5	14,296.5	14,542.6	13,636.7	13,523.2	10,478.2

Operating Expenditures	(ZARm	)	(217,385.2)	(10,008.5)	(9,953.9)	(10,263.9)	(10,912.9)	(11,206.6)	(10,839.0)	(10,242.3)	(8,441.0)
Mining	(ZARm	)	(163,563.5)	(7,615.3)	(7,421.6)	(7,861.0)	(8,355.5)	(8,594.2)	(8,116.5)	(7,761.1)	(5,900.9)
Processing	(ZARm	)	(18,614.0)	(764.3)	(685.8)	(779.1)	(811.6)	(843.2)	(809.2)	(765.5)	(711.9)
Overheads	(ZARm	)	(24,242.3)	(1,200.2)	(1,141.5)	(1,242.8)	(1,191.7)	(1,131.2)	(1,162.0)	(1,158.3)	(890.3)
By-Product Credits	(ZARm	)	1,779.4	125.0	18.6	19.4	20.2	20.5	19.3	19.1	14.8
Mineral Royalty	(ZARm	)	(7,406.7)	(441.8)	(395.3)	(412.7)	(429.5)	(436.9)	(409.7)	(406.3)	(314.8)
Environmental	(ZARm	)	(1,336.0)	(49.2)	(47.3)	(49.6)	(51.8)	(54.1)	(56.8)	(59.7)	(62.7)
Terminal Benefits	(ZARm	)	(3,726.1)	(4.5)	(285.1)	(0.0)	(112.9)	(122.3)	(232.4)	(87.0)	(543.2)
Net Change in Working Capital	(ZARm	)	(275.9)	(58.2)	4.1	62.0	19.9	(45.3)	(71.7)	(23.5)	(32.0)

Operating Profit	(ZARm	)	67,204.9	3,584.8	3,205.6	3,475.6	3,383.5	3,335.9	2,797.7	3,280.9	2,037.1

Tax Liability	(ZARm	)	(14,775.7)	-883.6	-763.3	-804.0	-720.8	-674.6	-515.8	-586.5	-180.1

Capital Expenditure	(ZARm	)	(23,120.1)	(1,314.2)	(1,422.9)	(2,022.1)	(2,212.6)	(1,580.5)	(663.2)	(546.3)	(359.0)
Project	(ZARm	)	(19,498.5)	(1,099.6)	(1,252.8)	(1,852.3)	(2,007.9)	(1,350.3)	(524.3)	(425.3)	(197.3)
Ongoing	(ZARm	)	(3,621.6)	(214.6)	(170.1)	(169.8)	(204.7)	(230.3)	(138.9)	(121.0)	(161.7)

Final Net Free Cash	(ZARm	)	29,309.1	1,387.1	1,019.4	649.4	450.1	1,080.8	1,618.6	2,148.0	1,498.1

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	70,883	67,950	67,939	69,470	69,958	70,160	71,368	69,178	69,169
Total Cash Costs	(ZAR/kg	)	71,062	68,143	67,939	69,470	69,958	70,160	71,368	69,178	69,169
Total Working Costs	(ZAR/kg	)	72,412	69,086	70,285	69,805	71,029	71,286	73,338	70,186	74,540
Total Costs	(ZAR/kg	)	80,669	78,081	80,299	83,056	85,275	81,670	78,344	74,100	78,006

Table 3.1bES Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25
Production
Mining
RoM Tonnage	(kt	)	7,889	7,110	5,773	4,627	4,312	3,182	2,660	2,378	2,221
Head Grade	(g/t	)	6.7	7.0	7.4	7.4	7.5	7.3	7.2	7.3	7.3
Contained Gold	(koz	)	1,697	1,592	1,367	1,101	1,033	748	618	556	519

Processing
Milled Tonnage	(kt	)	7,889	7,110	5,773	4,627	4,312	3,182	2,660	2,378	2,221
Milled Grade	(g/t	)	6.7	7.0	7.4	7.4	7.5	7.3	7.2	7.3	7.3
Milled Gold	(koz	)	1,697	1,592	1,367	1,101	1,033	748	618	556	519
Metallurgical Recovery	(%	)	95.6	95.7	95.7	95.6	95.5	95.2	94.9	94.9	94.9
Recovered Gold	(koz	)	1,623	1,525	1,309	1,052	987	712	586	528	492
Clean-up Gold	(koz	)	0	45	0	6	0	53	8	0	0
Saleable Metal	(koz	)	1,623	1,570	1,309	1,058	987	766	595	528	492

Commodity Sales
Gold	(koz	)	1,623	1,570	1,309	1,058	987	766	595	528	492
Silver	(koz	)	162	157	131	106	99	77	59	53	49

Commodity Prices
Gold Price	(US$/oz	)	629	644	659	675	691	708	725	742	760
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194	279,597	293,674	308,461

Macro Economics
Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70	12.00	12.31	12.63
US CPI	(%	)	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%
RSA CPI	(%	)	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Financial – Nominal
Sales Revenue – Gold	(ZARm	)	10,509.3	10,678.0	9,353.9	7,940.2	7,779.3	6,338.4	5,171.6	4,818.9	4,721.2

Operating Expenditures	(ZARm	)	(7,955.9)	(7,871.9)	(6,966.9)	(5,961.7)	(5,438.6)	(4,533.8)	(3,380.9)	(3,100.7)	(3,072.9)
Mining	(ZARm	)	(5,937.6)	(5,713.1)	(5,030.0)	(4,339.1)	(3,964.6)	(3,072.5)	(2,594.6)	(2,522.4)	(2,368.1)
Processing	(ZARm	)	(695.3)	(729.6)	(524.4)	(436.1)	(416.0)	(412.1)	(261.1)	(241.8)	(248.2)
Overheads	(ZARm	)	(905.5)	(888.4)	(887.5)	(734.5)	(739.1)	(433.9)	(237.3)	(195.7)	(203.7)
By-Product Credits	(ZARm	)	14.8	15.1	13.2	11.2	11.0	8.9	7.3	6.8	6.7
Mineral Royalty	(ZARm	)	(315.7)	(320.8)	(281.0)	(238.5)	(233.7)	(190.4)	(155.4)	(144.8)	(141.8)
Environmental	(ZARm	)	(65.9)	(69.2)	(72.7)	(49.6)	(36.4)	(20.6)	(13.4)	(13.2)	(13.9)
Terminal Benefits	(ZARm	)	(48.1)	(153.4)	(175.3)	(159.8)	(45.9)	(392.0)	(110.7)	—	(95.1)
Net Change in Working Capital	(ZARm	)	(2.5)	(12.5)	(9.3)	(15.2)	(13.8)	(21.3)	(15.8)	10.5	(8.7)

Operating Profit	(ZARm	)	2,553.5	2,806.1	2,387.0	1,978.5	2,340.8	1,804.6	1,790.7	1,718.2	1,648.4

Tax Liability	(ZARm	)	–370.4	–524.5	–333.2	–593.8	–825.7	–651.0	–691.9	–632.8	–632.9

Capital Expenditure	(ZARm	)	(311.7)	(310.2)	(244.9)	(212.6)	(163.8)	(135.0)	(33.1)	(101.6)	(36.5)
Project	(ZARm	)	(170.2)	(121.8)	(64.0)	(62.5)	(32.1)	(31.5)	(33.1)	(34.8)	(36.5)
Ongoing	(ZARm	)	(141.5)	(188.4)	(181.0)	(150.1)	(131.7)	(103.5)	—	(66.9)	—

Final Net Free Cash	(ZARm	)	1,871.4	1,971.4	1,808.9	1,172.0	1,351.2	1,018.6	1,065.7	983.8	979.0

Reporting Statistics – Real

Cash Operating Costs	(ZAR/kg	)	69,284	66,428	66,625	67,111	63,786	60,079	58,209	59,712	58,137

Total Cash Costs	(ZAR/kg	)	69,284	66,428	66,625	67,111	63,786	60,079	58,209	59,712	58,137

Total Working Costs	(ZAR/kg	)	70,292	68,364	69,087	69,560	64,769	66,126	60,438	59,967	60,281

Total Costs	(ZAR/kg	)	73,069	71,171	71,611	72,225	66,890	68,416	61,316	61,723	61,172

Financial Year Project Year	Units		2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production
Mining
RoM Tonnage	(kt	)	2,207	1,541	466	465	291	160
Head Grade	(g/t	)	7.3	7.9	5.5	5.5	6.0	6.0
Contained Gold	(koz	)	518	393	83	83	56	31

Processing
Milled Tonnage	(kt	)	2,207	1,541	466	465	291	160
Milled Grade	(g/t	)	7.3	7.9	5.5	5.5	6.0	6.0
Milled Gold	(koz	)	518	393	83	83	56	31
Metallurgical Recovery	(%	)	94.9	95.3	96.7	96.7	96.8	96.8
Recovered Gold	(koz	)	491	374	80	80	54	30
Clean-up Gold	(koz	)	0	0	0	0	0	22
Saleable Metal	(koz	)	491	374	80	80	54	51

Commodity Sales
Gold	(koz	)	491	374	80	80	54	51
Silver	(koz	)	49	37	8	8	5	5

Commodity Prices
Gold Price	(US$/oz	)	778	797	816	836	856	876
	(ZAR/kg	)	323,992	340,305	357,439	375,436	394,339	414,194

Macro Economics
Exchange Rate	(US$:ZAR	)	12.95	13.28	13.63	13.98	14.34	14.70
US CPI	(%	)	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%
RSA CPI	(%	)	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Financial – Nominal
Sales Revenue – Gold	(ZARm	)	4,950.8	3,960.4	889.1	936.9	661.2	659.5

Operating Expenditures	(ZARm	)	(2,977.6)	(2,270.8)	(1,464.2)	(973.1)	(712.2)	(501.8)
Mining	(ZARm	)	(2,346.6)	(1,766.1)	(695.1)	(728.2)	(445.9)	(193.4)
Processing	(ZARm	)	(260.2)	(193.9)	(69.2)	(72.6)	(53.9)	(84.8)
Overheads	(ZARm	)	(208.8)	(178.3)	(118.8)	(125.8)	(115.6)	(52.5)
By-Product Credits	(ZARm	)	7.0	5.6	1.3	1.3	0.9	0.9
Mineral Royalty	(ZARm	)	(148.7)	(119.0)	(26.7)	(28.1)	(19.9)	(19.8)
Environmental	(ZARm	)	(14.6)	(15.3)	(16.1)	(16.9)	(17.8)	(10.2)
Terminal Benefits	(ZARm	)	—	(0.0)	(563.1)	—	(53.9)	(129.7)
Net Change in Working Capital	(ZARm	)	(5.7)	(3.8)	23.6	(2.6)	(6.2)	(12.3)

Operating Profit	(ZARm	)	1,973.3	1,689.6	(575.1)	(36.2)	(51.0)	157.7

Tax Liability	(ZARm	)	–776.2	–667.6	0.0	0.0	0.0	–37.9

Capital Expenditure	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—
Project	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—
Ongoing	(ZARm	)	—	—	—	—	—	—

Final Net Free Cash	(ZARm	)	1,158.7	981.7	(617.4)	(36.2)	(51.0)	119.8

Reporting Statistics – Real

Cash Operating Costs	(ZAR/kg	)	55,481	52,807	94,914	94,531	89,104	49,232

Total Cash Costs	(ZAR/kg	)	55,481	52,807	94,914	94,531	89,104	49,232

Total Working Costs	(ZAR/kg	)	55,755	53,167	155,419	96,209	99,173	68,941

Total Costs	(ZAR/kg	)	56,581	54,201	157,379	96,470	100,046	70,676

Table 3.2ES Harmony Equity Value Analysis – Scenario 1(1)

Valuation Components	Units		Option ‘A’	Option ‘B’	Option ‘C’
Enterprise Value	(ZARm	)	6,744.3	8,316.3	8,871.4
Free Gold Tax Entity	(ZARm	)	2,351.1	2,351.1	2,351.1
Joel Tax Entity	(ZARm	)	(110.5)	(110.5)	(23.2)
West Wits Tax Entity	(ZARm	)	3,983.0	3,983.0	3,983.0
Target Tax Entity	(ZARm	)	2,329.1	2,329.1	2,329.1
Harmony Free State Tax Entity	(ZARm	)	(828.3)	(828.3)	(577.7)
Evander Tax Entity	(ZARm	)	(1,979.2)	(407.2)	(213.8)
Orkney Tax Entity	(ZARm	)	242.4	242.4	242.4
Welkom Tax Entity	(ZARm	)	(36.5)	(36.5)	(12.8)
Kalgold Tax Entity	(ZARm	)	51.6	51.6	51.6
Australian Tax Entity	(ZARm	)	340.1	340.1	340.1
Papua New Guinea Tax Entity	(ZARm	)	401.7	401.7	401.7

Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm	)	1,231.8	1,231.8	1,231.8

Value of Mining Assets	(ZARm	)	7,976.1	9,548.1	10,103.1

Interests in Listed Entities	(ZARm	)	5,099.5	5,099.5	5,099.5

Valuation Adjustments	(ZARm	)	(3,614.2)	(3,614.2)	(3,614.2)

Equity Value	(ZARm	)	9,461.4	11,033.4	11,588.4

Ordinary Shares in Issue	(No	)	392,993,004	392,993,004	392,993,004
Equity Value Per Share	(ZAR/share	)	24.08	28.08	29.49
Share prices at 1 January 2005	(ZAR/share	)	51.20	51.20	51.20
Share Price/Equity Value			2.13	1.82	1.74

Mineral Reserves	(koz	)	52,186	42,318	33,398
Mineral Resources	(koz	)	255,631	255,631	255,631
Equity Value per Mineral Reserve Unit	(US$/oz	)	30	44	58
Equity Value per Mineral Resource Unit	(US$/oz	)	6	7	8

(1)	For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources; Interests in Listed Entities; and Valuation Adjustments see Table 14.98, Table 14.99 and Table 14.102, respectively.

Table 3.3ES Harmony Equity Value Analysis: WACC sensitivity analysis – Scenario 1

Discount Factor Sensitivity (%)	Option ‘A’ (ZAR/Share)	Option ‘B’ (ZAR/Share)	Option ‘C’ (ZAR/Share)
–20.00%	28.85	31.75	33.76
–15.00%	27.51	30.76	32.60
–10.00%	26.27	29.81	31.50
–5.00%	25.13	28.92	30.47

0.00%	24.08	28.08	29.49

5.00%	23.38	27.55	28.84
10.00%	22.47	26.78	27.95
15.00%	21.62	26.05	27.11
20.00%	20.83	25.35	26.31

Discount Factor Sensitivity (%)	Option ‘A’ (Share Price/Equity Value)	Option ‘B’ (Share Price/Equity Value)	Option ‘C’ (Share Price/Equity Value)
–20.00%	1.77	1.61	1.52
–15.00%	1.86	1.66	1.57
–10.00%	1.95	1.72	1.63
–5.00%	2.04	1.77	1.68

0.00%	2.13	1.82	1.74

5.00%	2.19	1.86	1.78
10.00%	2.28	1.91	1.83
15.00%	2.37	1.97	1.89
20.00%	2.46	2.02	1.95

Table 3.4ES Harmony Equity Value Analysis: twin parameter sensitivity analysis – Scenario 1

		Revenue Sensitivity
Option ‘A’ (ZAR/Share)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	8.07	26.58	43.77	60.25	76.35	92.22
	–10%	–ve	0.27	19.77	37.48	54.28	70.64	86.52
Operating	–5%	–ve	–ve	12.57	30.83	48.24	64.85	80.79
Expenditure	0%	–ve	–ve	5.12	24.08	42.03	58.97	75.10
Sensitivity	5%	–ve	–ve	–ve	17.09	35.27	52.79	69.30
	10%	–ve	–ve	–ve	9.81	28.57	46.64	63.43
	15%	–ve	–ve	–ve	2.01	21.69	39.94	57.27

		Revenue Sensitivity
Option ‘B’ (ZAR/Share)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	14.03	30.86	46.27	60.81	75.10	89.21
	–10%	–ve	6.79	24.49	40.57	55.50	69.96	84.06
Operating	–5%	–ve	–ve	17.76	34.42	50.09	64.83	78.96
Expenditure	0%	–ve	–ve	10.83	28.08	44.47	59.54	73.84
Sensitivity	5%	–ve	–ve	3.44	21.54	38.17	54.04	68.69
	10%	–ve	–ve	–ve	14.73	31.86	48.40	63.41
	15%	–ve	–ve	–ve	7.47	25.42	42.15	57.88

		Revenue Sensitivity
Option ‘C’ (ZAR/Share)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	7.12	18.52	30.96	46.31	60.86	75.15	89.26
	–10%	4.75	13.84	25.81	40.62	55.55	70.01	84.11
Operating	–5%	3.11	9.27	21.61	34.54	50.15	64.89	79.02
Expenditure	0%	2.47	6.88	17.20	29.49	44.53	59.60	73.90
Sensitivity	5%	2.20	4.49	12.58	25.48	38.32	54.11	68.75
	10%	2.20	3.18	9.01	21.20	33.36	48.46	63.48
	15%	2.20	2.53	6.65	16.60	29.44	42.32	57.95

		Revenue Sensitivity
Option ‘A’ (Share Price/Equity Value)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	6.35	1.93	1.17	0.85	0.67	0.56
	–10%	–ve	187.12	2.59	1.37	0.94	0.72	0.59
Operating	–5%	–ve	–ve	4.07	1.66	1.06	0.79	0.63
Expenditure	0%	–ve	–ve	10.01	2.13	1.22	0.87	0.68
Sensitivity	5%	–ve	–ve	–ve	3.00	1.45	0.97	0.74
	10%	–ve	–ve	–ve	5.22	1.79	1.10	0.81
	15%	–ve	–ve	–ve	25.41	2.36	1.28	0.89

		Revenue Sensitivity
Option ‘B’ (Share Price/Equity Value)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	3.65	1.66	1.11	0.84	0.68	0.57
	–10%	–ve	7.55	2.09	1.26	0.92	0.73	0.61
Operating	–5%	–ve	–ve	2.88	1.49	1.02	0.79	0.65
Expenditure	0%	–ve	–ve	4.73	1.82	1.15	0.86	0.69
Sensitivity	5%	–ve	–ve	14.90	2.38	1.34	0.95	0.75
	10%	–ve	–ve	–ve	3.48	1.61	1.06	0.81
	15%	–ve	–ve	–ve	6.85	2.01	1.21	0.88

		Revenue Sensitivity
Option ‘C’(Share Price/Equity Value)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	7.19	2.76	1.65	1.11	0.84	0.68	0.57
	–10%	10.77	3.70	1.98	1.26	0.92	0.73	0.61
Operating	–5%	16.47	5.52	2.37	1.48	1.02	0.79	0.65
Expenditure	0%	20.74	7.44	2.98	1.74	1.15	0.86	0.69
Sensitivity	5%	23.28	11.40	4.07	2.01	1.34	0.95	0.74
	10%	23.28	16.13	5.68	2.42	1.53	1.06	0.81
	15%	23.28	20.21	7.70	3.09	1.74	1.21	0.88

4.0ES	CONCLUDING REMARKS

The Equity Value of the Company as stated in this CPR displays a significant range depending on the various operation Options and valuation Scenarios as described in this CPR. The summary Equity Value of the Company resulting from the matrix of operating Options and valuation Scenarios considered in this CPR is given in Table 4.1ES below.

SRK notes that these Equity Values for the Company should be considered in conjunction with the sensitivity analyses as presented for Scenario 1 (Option ‘A’, Option ‘B’ and Option ‘C’). These Equity Values also indicate that the most significant factor is the impact of the projected devaluation of the ZAR against the US$ as reflected in the CMF. Notwithstanding this statement, the readers attention should however be drawn to the impact of the sensitivity to Total Working Costs which in all scenarios has largely been based on the achieved performance in fiscal 2004. Should the operating performance achieved in 2005(H1) prove indicative of long term future performance then the Equity Values as presented herein would be negatively affected.

Table 4.1ES Summary Equity Value and Share Price:Equity Value ratios for the Company

	Units		Operating Options
Valuation Scenarios			Option ‘A’	Option ‘B’	Option ‘C’
Equity Value
Scenario 1	(ZAR/share	)	24.08	28.08	29.49
Scenario 2	(ZAR/share	)	27.09	30.61	31.18
Scenario 3	(ZAR/share	)	5.01	11.05	17.81
Scenario 4	(ZAR/share	)	19.93	23.92	26.01
Scenario 5	(ZAR/share	)	3.69	9.74	15.99
Scenario 1 + Alternative Discount Factor	(ZAR/share	)	27.30	30.45	32.26

Share Price/Equity Value
Scenario 1	Ratio		2.13	1.82	1.74
Scenario 2	Ratio		1.89	1.67	1.64
Scenario 3	Ratio		10.21	4.63	2.88
Scenario 4	Ratio		2.57	2.14	1.97
Scenario 5	Ratio		13.88	5.26	3.20
Scenario 1 + Alternative Discount Factor	Ratio		1.88	1.68	1.59

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Mining Assets. The LoM plans for the Mining Assets, as provided to and taken in good faith by SRK, have been reviewed and adjusted by SRK where considered appropriate. SRK notes that the impact of any adjustments (both positive and negative) made by SRK to the underlying LoM plans have not been subjected to re-planning. SRK is of the opinion that there is potential for the Company to address both performance and planning issues at the Mining Assets and through implementing appropriate restructuring to improve the financial situation at those assets which currently display negative NPVs.

AN INDEPENDENT COMPETENT PERSONS’ REPORT ON THE MINING ASSETS OF HARMONY GOLD MINING COMPANY LIMITED

1.	INTRODUCTION

1.1	Background

Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited (“SRK”) is a subsidiary of the international group holding company, SRK Global Limited (the “SRK Group”). SRK has been commissioned by the directors of Harmony Gold Mining Company Limited (“Harmony” also referred to as “the Company”) to prepare an independent competent person’s report (“CPR”) on certain mining assets (the “Mining Assets”) of the Company. The Mining Assets reviewed by SRK are represented within the following companies:

•	A 100% interest in ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (“Freegold”);

•	A 100% interest in Randfontein Estates Limited (“Randfontein”);

•	A 100% interest in Avgold Limited (“Avgold”);

•	A 100% interest in Harmony Free State Operations (“Harmony Free State”);

•	A 100% interest in Evander Gold Mining Company Limited (“Evander”);

•	A 100% interest in African Rainbow Minerals Gold Limited (“ARMgold”);

•	A 100% in Kalahari Goldridge Mining Company Limited (“Kalgold”);

•	A 100% interest in Harmony Gold (Australia) Pty Limited (“Harmony Australia”); and

•	A 100% interest in Abelle Limited (“Abelle”).

The Mining Assets incorporated within the above companies have been valued by SRK and incorporated into the Equity Value derived for the Company.

The Company holds various interests in listed entities (the “Listed Entities”) and joint ventures (the “Joint Ventures”) for which it has no legal right to disclose information to third parties or its advisors. Consequently the Company has secured dispensation from the JSE Securities Exchange South Africa (the “JSE”) and the Securities Regulation Panel (the “SRP”) in respect of such interests. Appendix 1 of this CPR includes summary technical information reproduced from public domain documentation. This information has not been verified by SRK and consequently SRK expresses no opinion as to the validity of such information. The interests in listed entities and joint ventures comprise:

•	A 19.00% interest in African Rainbow Minerals Limited (“ARM”) held via a 100% interest in Clidet 454 (Proprietary) Limited (“Clidet”);

•	A 11.64% interest in Bendigo Mining NL (“Bendigo”);

•	A 50.00% interest in the Burnside Joint Venture (“Burnside JV”);

•	A 11.50% interest in Gold Fields;

•	A 18.40% interest in Gold City Industries Limited (“Gold City”); and

•	A 13.00% interest in San Gold Resources Corporation (“San Gold”).

The Listed Entities and Joint Ventures have not been valued by SRK, but have been incorporated into the Equity Value for the Company based on the market capitalisations of the companies as at 1 January 2005.

In addition to the above the Company also holds interests in Direct Subsidiaries, Indirect Subsidiaries, Joint Ventures (Direct and Indirect) and Associate Companies (Direct and Indirect) hereinafter referred to as other assets (the “Other Assets”). These subsidiaries, joint ventures and associate companies include exploration companies, investment holding companies, marketing companies, mineral right holding companies, mining related services companies and property holding companies. The Company has informed SRK that the Other Assets do not materially contribute to the Equity Value of the Company and accordingly have been excluded.

1.2	Requirement, Structure and Compliance

1.2.1	Requirement

On 18 October 2004, the Company announced a proposal to merge with Gold Fields. The proposal comprised an offer (the “Offer”) of 1.275 new Harmony share for each Gold Fields share and 1.275 new Harmony American Depositary Share (“ADS”) for each Gold Fields ADS. The conditions precedent stated in the offer document include, inter alia, fulfilling certain obligations in respect of compliance with various sections of the listing requirements of the JSE (the “Listing Requirements”) and the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the “SRP Code”).

SRK has been informed that a copy of this CPR will be filed with the JSE and the SRP (hereinafter referred to as the “Regulatory Authorities”) and distributed to Harmony and Gold Fields shareholders.

1.2.2	Structure

For reporting purposes, technical descriptions of the Mining Assets have been grouped into operations that broadly reflect the management structures and/or common geographical entities (Figure 1.1). All entries, including text, tables and other data, are quoted assuming 100% ownership and not on an attributable basis.

The South African Mining Assets are substantially similar and represent the larger contribution to the Mining Assets. This CPR has been structured on a discipline basis (e.g. Geology, Mineral Resources and Mineral Reserves, Mining, Metallurgical Processing, Tailings Storage Facilities, Infrastructure, Human Resources, Occupational Health and Safety, Environmental and Financial Valuation) where Mining Assets are grouped into the following operations:

•	Freegold Operations;

•	West Wits Operations;

•	Target Operations;

•	Harmony Free State Operations;

•	Evander Operations;

•	Orkney Operations;

•	Welkom Operations;

•	Kalgold Operations;

•	Australian Operations;

•	Papua New Guinea Operations; and

•	Exploration Properties.

In respect of Mineral Resources and Mineral Reserves Appendix 2 includes additional detail in respect of each of the Mining Assets represented within the operations defined above.

For reporting purposes the valuation of the Mining Assets has been grouped in accordance with the following Tax Entities, hereinafter referred to as (the “Tax Entities”). All entries (including text, tables and other data) are quoted assuming 100% ownership and not on an attributable basis:

•	The Tax Entity within which Freegold Operations (excepting Joel Mine) are assessed (“Freegold Tax Entity” – hereinafter abbreviated to “FTE”);

•	The Tax Entity within which Joel Mine is assessed (“Joel Tax Entity” – hereinafter abbreviated to “JTE”);

•	The Tax Entity within which West Wits Operations are assessed (“West Wits Tax Entity” – hereinafter abbreviated to “WWTE”);

•	The Tax Entity within which Target Operations are assessed (“Target Tax Entity” – hereinafter abbreviated to “TTE”);

•	The Tax Entity within which the Harmony Free State Operations are assessed (“Harmony Free State Tax Entity” – hereinafter abbreviated to “HFTE”);

•	The Tax Entity within which the Evander Operations are assessed (“Evander Tax Entity” – hereinafter abbreviated to “ETE”);

•	The Tax Entity within which the Orkney Operations are assessed (“Orkney Tax Entity” – hereinafter abbreviated to “OTE”);

•	The Tax Entity within which the Welkom Operations are assessed (“Welkom Tax Entity” – hereinafter abbreviated to “WTE”);

•	The Tax Entity within which the Kalgold Operations are assessed (“Kalgold Tax Entity” – hereinafter abbreviated to “KTE”);

•	The Tax Entity within which the Australian Operations are assessed (“Australian Tax Entity” – hereinafter abbreviated to “ATE”); and

•	The Tax Entity within which the Papua New Guinea Operations are assessed (“PNG Tax Entity” – hereinafter abbreviated to “PNGTE”).

Figure 1.2 and Figure 1.3 present the Company’s corporate and business structure, respectively.

1.2.3	Compliance

This CPR has been prepared in accordance with the following:

•	The Listing Requirements of the JSE, specifically Sections 12.3, 12.6, 12.8, 12.9 and 12.14;

•	The March 2000 South African Code for Reporting of Mineral Resources and Mineral Reserves known as the SAMREC Code (“SAMREC”) and published by the South African Mineral Resource Committee under the auspices of The South African Institute of Mining and Metallurgy; and

•	The Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act.

In accordance with the Listing Requirements of the JSE and the contents of the SAMREC Code, this CPR has been prepared under the direction of the Competent Person (the “CP”) who assumes overall professional responsibility for the document (Section 1.7). The CPR however is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to CP and SRK: all references to SRK mean the CP and vice-versa.

In compliance with Section 12.6 of the Listing Requirements, Table 1.1 presents a cross-reference between the Listing Requirements and the primary sections as included in this CPR.

Table 1.1 Compliance cross-reference

CPR Section	Compliance Requirements
Executive Summary
1 – Introduction	12.3(a), (b), (c), (e); 12.6; 12.8(a); 12.9(a), (b), (c), (d), (e), (f); 12.11(a), (b);
12.14(a) – (viii) (xi) (xii) (xvi) (xvii) (xviii); 12.14(a); 12.14 (b) – (iv), (xvii).
2 – Mining Assets	12.10(d), (g), (h) – (i), (ii), (iii); (i), (j);
12.11(a), (b); 12.14(a) – (ix), (x), (xii), (xvii).
3 – Geology	12.10(a) – (xi); 12.10(b) – (i); 12.10(d).
4 – Mineral Resources and	12.10(a), – (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xiii), (xv), (xvi);
Mineral Reserves	12.10(b) – (ii), (iii), (iv); 12.10(b) – (vi) – (1), (2), (3), (4), (5), (6), (7), (8), (9);
12.10(d); 12.10(f) – (i), (ii);
12.14(a) – (ii), (iii), (iv), (xii), (xiv), (xv); 12.14(b) – (ii).
5 – Mining Engineering	12.10(b) – (v); 12.10(d); 12.14(a) – (iv), (x), (xii).
6 – Metallurgical Processing	12.10(b) – (v); 12.14(a) – (v), (vi), (vii), (x), (xii); 12.14(b) – (iii).
7 – Tailings Facilities	12.14(a) – (xii)
8 – Infrastructure and Capital Expenditure	12.14(a) – (viii); 12.14(b) (vi).
9 – Human Resources	12.14(a) – (xii).
10 – Occupational Health and Safety	12.14(a) – (xii).
11 – Environmental	12.10(c); 12.14(a) – (i), (viii), (xii).
12 –Technical-Economic Input Parameters	12.14(a) – (viii); 12.14(b) – (v), (vi).
13 – Mining Assets Valuation	12.10(b) – (v);
12(b) – (i), (iii), (iv), (vi), (viii), (ix), (xi), (xiv), (xv), (xvi), (xvii).
14 – Summary Equity Valuation	12.14(a) – (ii), (xiii), (xviii), (xix);
12.14(b) – (vi), (x), (xii), (xiii), (xvi), (xviii).
15 – Concluding Remarks
Glossary	12.10(k)

In respect of specific compliance items SRK notes the following:

•	12.10(e) – (i),(ii): A detailed list of the Company’s mineral and surface rights will be made available at the corporate offices of the company. Dispensation has been granted in this regard from inclusion in the CPR for practical purposes of volume;

•	12.8(e); 12.10(g): A detailed statement of all legal proceedings which may have an influence on the rights to explore for minerals or an appropriate negative statement has been included in the body of the documents relating to the Offer (the “Offer Documents”);

•	12.14(a) (xvi): The Company is in effect, a mature operating company with a track record of operating history and accordingly, other than brief summaries of Directors (as included in the body of the Offer Documents), details relating to qualifications of key technical and managerial staff have been excluded from this CPR. Dispensation has been granted in this regard from inclusion into this CPR for practical purposes relating to volume of information; and

•	12.10(x)(i), 12.10(d): SRK has during the course of its investigations reviewed technical plans in order to support its opinions on the geology, Mineral Resource and Mineral Reserves, mining schedules and processing facilities, these together with land holdings, lease areas and surface infrastructure. Due to volume and scale of these plans it is not appropriate to include copies into this CPR for all the business units operated by Harmony. Dispensation has been granted in this regard from inclusion into this CPR; however these plans are available for inspection at various Company operating offices where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request copies of specific information will be made available at First Floor, 4 High Street, Melrose Arch North, 2196, Johannesburg, Gauteng province, Republic of South Africa.

In accordance with Section 12.3(d) of the Listing Requirements this document has undergone regulatory review for assessment and comment by representatives of the JSE comprising an independent technical readers panel. This document has been found to be materially compliant with the Listing Requirements and the SAMREC Code and consequently has been approved for publication by the JSE.

1.3	Effective date, Valuation date and Base Technical information date

The effective date (the “Effective Date”) of this CPR is deemed to be 1 January 2005, and is co-incident with the Valuation Date and cash flow projections as incorporated herein. The valuation of the Mining Assets is dependent upon the following:

•	Technical information as generated by the Company in accordance with its annual planning process defined as the Base Information Date (“BID”), which in the case of the Company is 1 July 2004; and

•	Appropriate adjustments made by SRK to technical information which, inter alia, includes depletion, historical performance and any additional material information provided by the Company from the BID to the Effective Date.

1.4	Verification, Validation and Reliance

This CPR is dependent upon, technical, financial and legal input. The technical information as provided to and taken in good faith by SRK has not been independently verified by means of re-calculation. SRK has however:

•	Conducted a review and assessment of all material technical issues likely to influence the future performance of the Mining Assets, which included the following:

•	inspection visits to the Mining Assets’ processing facilities, surface structures and associated infrastructure undertaken between October 2004 and January 2005;

•	discussion and enquiry following access, to key on-mine and head office personnel between October 2004 and January 2005;

•	an examination of historical information (2002, 2003, 2004 and 2005(HI)) and results made available by the Company in respect of the Mining Assets;

•	a review and where considered appropriate by SRK, modification of the Company’s estimates and their classification of Mineral Resources and Mineral Reserves to reflect the position as at 1 January 2005; and

•	a review and where considered appropriate by SRK, modification of the Company’s production forecasts contained in the Life-of-Mine (“LoM”) plans and one-year budgets;

•	Obtained market consensus forecasts for certain macro-economic parameters and commodity prices and relied on these as inputs into derivation of the Equity Value of the Company; and

•	Satisfied itself that such information is both appropriate and valid for valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure SAMREC compliance, in terms of the level of disclosure.

SRK’s approach in undertaking a review of the Mineral Resource and Mineral Reserve estimations and classifications is detailed in Section 4 of this CPR, as is its opinion in respect of SAMREC compliance. In summary, SRK has reported Mineral Resource and Mineral Reserve statements based on a review of the LoM plans and the methodologies applied for estimation and classification of Mineral Resources and Mineral Reserves. SRK has not however re-calculated the base information supporting the Mineral Resource estimates as derived from borehole and assay data.

Where fundamental base data has been provided (LoM plans, capital expenditures, operating budgets, etc.) for the purposes of review, SRK recognise the requirements of 12.3(e) and accordingly state that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

1.4.1	Technical Reliance

SRK places reliance on the Company’s Competent Persons that all technical information provided to SRK as at 1 January 2005, is both valid and accurate for the purpose of compiling this CPR. The information with respect to Mineral Resources and Mineral Reserves as stated by Harmony has been prepared under the direction of each individual as named below who are employees of Harmony:

•	Mr Graham Briggs, Pr. Sci. Nat, BSc (Hons) Geology. Mr Briggs is responsible for ore reserve management, organic growth and capital projects on Papua New Guinea operations and is on the executive committee of the Company. He has 29 years experience in the gold mining industry and is a registered geological scientist; and

•	Mr Jaco Boshoff, Pr. Sci. Nat, BSc (Hons) MSc (Geol). Mr Boshoff is responsible for ore reserve management, organic growth and capital projects on South African Operations and is on the Operational Review Committee of the Company. He has 10 years experience in the gold mining industry and is a registered geological scientist.

1.4.2	Financial Reliance

In consideration of all financial aspects relating to the Mining Assets and the Equity Valuation of the Company, SRK has placed reliance on the Financial Officers of the Company that the following information for the Tax Entities is appropriate at 1 January 2005:

•	Derivation of the Company’s weighted average cost of capital (“WACC”);

•	Unredeemed capital balances;

•	Assessed losses;

•	Opening balances for debtors, creditors and stores;

•	Working capital and taxation logic;

•	Balance sheet items, specifically cash on hand, debt and mark to market value of derivative instruments and other liabilities required to present the Equity Value of the Company; and

•	Values ascribed to interests in unlisted and listed entities.

The financial information referred to above has been prepared under the direction of Ms. Nomfundo Qangule B Comm, B Comm (Hons) CTA, CA(SA), Member of CAIB (SA). Ms Qangule is the Financial Director of the Company and has 15 years’ experience in financial management, one year of which has been in the gold mining industry.

1.4.3	Legal Reliance

In consideration of all legal aspects relating to the valuation of the Mining Assets, SRK has placed reliance on the legal representatives of the Company that the following are correct as at 1 January 2005:

•	In respect of 12.8(e) and 12.10(g) that ‘a statement by the Directors of any legal proceedings that may have an influence on the rights to explore for minerals, or an appropriate negative statement’ has been included in the body of the various circulars relating to the Offer;

•	In respect of 12.10(e) that the legal ownership and of all mineral and surface rights has been verified; and

•	In respect of 12.14(a)(xii) that no significant legal issue exists which would affect the likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources as reported herein.

The legal statements referred to above has been prepared under the direction of Mr Gerard Ivan Suzor. Mr Suzor is an employee of the Company and has 24 years’ experience in the mining industry.

1.5	Valuation Basis

The Equity Valuation of the Company comprises the following:

•	The LoM plans as provided, but modified to produce three operating Options;

•	Option ‘A’ comprising the LoM plans for all the Mining Assets;

•	Option ‘B’ which reflects Option ‘A’ but excludes the Evander Rolspruit and the Evander Poplar Projects; and

•	Option ‘C’ which reflects Option ‘B’ but excludes all assets which currently reflect negative NPV’s at the company’s WACC.

SRK notes that for practical reasons relating to limiting the volume of this CPR, technical disclosure as included in Section 2 through to Section 12 at the Mining Asset level only reflects Option ‘A’. Consolidated Mineral Resource and Mineral Reserve statements and Consolidated TEPs at the Company Level are however provided for all operating options;

•	The Valuation Scenarios as included in this CPR are:

•	Scenario 1 based on macro-economic parameters and commodity prices as reflected by the Consensus Market Forecasts (“CMF” – Table 1.2 below);

•	Scenario 2 based on the CMF and excluding the impact of the Mineral Royalty for South African Assets;

•	Scenario 3 based on Spot Market Forecasts (“SMF” – defined as the spot macro–economic and commodity prices as at 1 January 2005 with nominal forecast exchange rates based on purchase price parity);

•	Scenario 4 based on Scenario 1 but for compliance purposes excluding Inferred Mineral Resources; and

•	Scenario 5 based on Scenario 3 but for compliance purposes excluding Inferred Mineral Resources.

SRK note that for practical reasons relating to limiting the volume of this CPR, financial disclosure at the Tax Entity level only reflects Scenario 1. The Mineral Reserves only scenarios (Scenario 4 and Scenario 5) also exclude the impact of silver sales and gold from vamping operations. Consolidated cashflows and valuation results at the Company level are however provided for Scenario 1 and all Operating Options. Equity Values at the company’s WACC as derived for the company are presented in summary form for all Scenarios and Operating Options. Table 1.3 below presents a matrix of the Operating Options and the Valuation Scenarios; and

•	Enterprise Values for each of the Tax Entities. The Enterprise Values are derived using discounted cash flow (“DCF”) techniques applied to post-tax pre-finance cash flows (commencing 1 January 2005 and reported in financial years ending 30 June) derived from the underlying LoM plans and the associated TEPs. The Enterprise Values are reported as Net Present Values (“NPVs”) quoted at the company’s WACC;

•	In respect of the Mining Operations, SRK has undertaken a break even analysis in order to assess the economic viability of the accompanying Mineral Reserve statements. This includes the gold price required to return a zero NPV at the Company’s WACC and the gold price required equivalent to the real terms cash costs;

•	In respect of the projects included in the Mining Assets, SRK has determined the strike gold price for at which various internal rates of return (“IRR”) are determined. For those projects which have not yet been given board approval for execution this enables the reader to assess the required increase in gold price for such projects to be brought to account. SRK note that no specific company hurdle rate has been defined, however given the Company’s WACC an indicative nominal hurdle rate for South African based assets could be 15%;

•	Market values for interests held in listed entities as at 1 January 2005;

•	Valuation of certain Exploration Projects; and

•	Valuation Adjustments including unallocated corporate expenses, net (debt)/cash, mark to market value of derivative instruments and other liabilities as at 1 January 2005.

The post-tax pre-finance cash flows presented for each Tax Entity incorporate the commodity prices and macro-economic projections as presented in Table 1.2 below. These commodity prices and macro-economic forecasts are based on market consensus forecasts and include:

•	The forward curve for the gold price for 2005, 2006, and 2007;

•	Consumer Price Indices (“CPI”) for South Africa, Australia and the United States; and

•	South African and Australian exchange rates quoted against a denomination of one United States dollar (“US$”).

Consensus market forecasts beyond this period are not readily available and accordingly SRK has assumed that the US$ gold price remains constant at US$425/oz in real terms from 2008 (inclusive) onwards. Nominal exchange rates for the South African Rand (“ZAR”) and the Australian dollar (“A$”) are projected assuming the principal of purchase price parity (“PPP”), other than for ZAR quoted against the US$ for the periods 2006 and 2007 which assumes a real terms devaluation of 8% and 5%, respectively.

The Mineral Reserve statements as published by the Company in their Annual Report for the year ending 30 June 2004 were based on a ZAR denominated gold price of ZAR92,000/kg (based on a gold price of US$400/oz and an exchange rate of 7.15 ZAR to 1 US$) for the Mining Assets located in South Africa and a A$ denominated gold price of A$540/oz for the Mining Assets located in Australia and Papua New Guinea.

For each Tax Entity SRK has developed Financial Models (“FM”), the results of which are presented in Section 14 and Section 15 of this CPR. The FMs presented in nominal terms are based on annual cash flow projections determined at end-point, that is to say 30 June of each year and TEPs stated in 1 January 2005 money terms. As the valuation date is 1 January 2005, the cash flow projections for the first period present a six-month forecast to 30 June 2005.

As at 1 January 2005, the gold price and silver as quoted by the London PM fix was US$428/oz and US$6.39/oz, respectively, and the exchange rates were 5.64ZAR to 1 US$ and 1.28 A$ to 1 US$. This yields a gold price of ZAR77,564/kg and A$548/oz.

Taking cognisance of the volatile nature of both the commodity prices and the exchange rates above, SRK presents sensitivities in respect of the following:

•	NPVs for US$ commodity price ranges between –30% and +30% assuming the forecasts as included in Table 1.2;

•	NPV’s assuming PPP principles and the spot macro-economic and commodity prices as at 1 January 2005; and

•	Mineral Reserve sensitivities for the South African Mining Assets at the following gold prices: ZAR57,500/kg, ZAR69,000/kg, ZAR80,500/kg, ZAR86,250/kg, ZAR92,000/kg, ZAR97,750/kg, ZAR103,500/kg and ZAR115,000/kg. These high level sensitivities have been derived assuming US$25/oz increments and the parameters as used by the Company in presenting its Mineral Reserve statements dated 30 June 2004 and do not attempt to reflect replanning of the LoM plans at different gold prices.

Table 1.2 Base-case commodity price and macro-economic projections(1), (2)

Parameter	Units	2005	2006	2007	2008	2009	2010
Commodity Prices
Gold	(US$/oz)	428	441	460	462	473	484
	(ZAR/kg)	83,550	95,287	106,799	109,947	115,483	121,298
	(A$/oz)	548	566	592	595	611	627
Silver	(US$/oz)	6.07	6.22	6.37	6.52	6.68	6.84
	(ZAR/kg)	1,185	1,343	1,478	1,552	1,630	1,712
	(A$/oz)	7.78	7.98	8.19	8.40	8.62	8.85
Macro Economics
US CPI		1.10%	2.50%	2.40%	2.40%	2.40%	2.40%
RSA CPI		2.10%	5.09%	5.04%	5.04%	5.04%	5.04%
AUS CPI		1.30%	2.60%	2.60%	2.60%	2.60%	2.60%
Exchange Rates	(US$:ZAR)	6.08	6.72	7.22	7.41	7.60	7.79
	(US$:A$)	1.28	1.28	1.29	1.29	1.29	1.29

(1)	All commodity prices and exchange rates are quoted at the closing period of 30 June.
(2)	CPI rates for 2005 are reported for six months only.

Table 1.3 Operating Options and Valuation scenarios

Valuation Scenarios	Operating Options
	Option ‘A’	Option ‘B’	Option ‘C’
Scenario 1	LoM @ CMF	Option ‘A’ (excluding Projects) @ CMF	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF

Scenario 2	LoM @ CMF (excluding South African Royalty)	Option ‘A’ (excluding Projects) @ CMF (excluding South African Royalty)	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF (excluding South African Royalty)

Scenario 3	LoM @ SMF	Option ‘A’ (excluding Projects) @ SMF	Option ‘B’ (excluding Tax Entities with negative NPV) @ SMF

Scenario 4	LoM @ CMF (excluding Inferred)	Option ‘A’ (excluding Projects) @ CMF (excluding Inferred)	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF (excluding Inferred)

Scenario 5	LoM @ SMF (excluding Inferred)	Option ‘A’ (excluding Projects) @ SMF (excluding Inferred)	Option ‘B’ (excluding Tax Entities with negative NPV) @ SMF (excluding Inferred)

(1)	Excluding Projects refers to the exclusion of the Evander Rolspuit Project and the Evander Poplar Project.

1.6	Limitations, Reliance on Information, Declarations, Consent and Copyright

1.6.1	Limitations

The Company has agreed that, to the extent permitted by law, it will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. The Company has also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

The Company has confirmed in writing to SRK that to its knowledge the information provided by it was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and the Company has confirmed in writing that it believes it has provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by the Company’s management and adjusted where appropriate by SRK and cannot be assured; they are necessarily based on economic assumptions, many of which are beyond the control of the Company. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

1.6.2	Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and does not lend itself to partial analysis or summary.

SRK’s Equity Value for the Company is effective at 1 January 2005 and is based on information provided by the Company throughout the course of SRK’s investigations, which in turn reflect various technical-economic conditions prevailing at the date of this report. In particular, the Equity Value is based on expectations regarding the gold price and exchange rates prevailing at the date of this report. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this CPR or to review, revise or update the CPR or opinion.

1.6.3	Declarations

SRK will receive a fee for the preparation of this report in accordance with normal professional consulting practice. This fee is not contingent on the outcome of the current Offer and SRK will receive no other benefit for the preparation of this report. SRK does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Mineral Resources, the Mineral Reserves and the Equity Value of the Company.

SRK does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with the Company or the Mining Assets. SRK considers itself to be independent in terms of 12.8(d) of the Listing Requirements.

In this CPR, SRK provides assurances to the Directors of the Company that the TEPs, including production profiles, operating expenditures and capital expenditures, of the Mining Assets as provided to SRK by the Company and reviewed and where appropriate modified by SRK are reasonable, given the information currently available.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

1.6.4	Consent

SRK consents to the issuing of this report in the form and content in which it is to be included in documentation distributed to shareholders of the Company and Gold Fields.

Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of SRK as to the form and context in which it appears.

1.6.5	Copyright

Copyright of all text and other matter in this document, including the manner of presentation, is the exclusive property SRK. It is a criminal offence to publish this document or any part of the document under a different cover, or to reproduce and/or use, without written consent, any technical procedure and/or technique contained in this document. The intellectual property reflected in the contents resides with SRK and shall not be used for any activity that does not involve SRK, without the written consent of SRK.

1.6.6	Disclaimers and Cautionary Statements for US Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain terms are used in this report, such as “resources”, that the SEC guidelines strictly prohibit companies from including in filings.

Ore Reserve (equivalent to Mineral Reserves) estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore Reserves are derived from estimates of future technical factors, future production costs, future capital expenditure, future product prices and the exchange rate between the ZAR and the “US$ and the A$ and the US$. The Ore Reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. As Ore Reserves are only estimates based on the factors and assumptions described herein, future Ore Reserve estimates may need to be revised. For example, if production costs increase or product prices decrease, a portion of the current Mineral Resources, from which the Ore Reserves are derived, may become uneconomical to recover and would therefore result in lower estimated Ore Reserves.

The LoM plans, the TEPs and the FMs include forward-looking statements in compliance with the requirements of the Listing Requirements. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

1.7	Qualifications of Consultants

The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, CPRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This CPR has been prepared based on a technical and economic review by a team of 25 consultants sourced from the SRK Group’s offices in South Africa and the United Kingdom over a three-month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open pit mining, rock engineering, metallurgical processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

The individuals who have provided input to this CPR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

•	Andrew Pooley, Pr. Eng, MSAIMM, AMIMM, B.Eng (Mining);

•	Andrew Smithen, Pr. Eng., MBL, MSAICE, MSAIAE, MSAIMM, MSc;

•	Allan Goldschmidt, GDE, MGSSA, BSc(Hons);

•	Awie Swart, MSAIMM, MSANIRE, COM Adv. Rock Eng. Cert. B.Eng.;

•	Carel Roode, MMSAIMM, MSAICE, MBICE, MMMA, SAASA, B.Com, BSc;

•	Edward Clark, BSc(Hons);

•	Fiona Cessford, C Bio (UK), Pr Sci Nat, BSc Hons (Biology), MSc (Environmental Science);

•	Ian Home, MIAIA, MSc;

•	Iestyn Humphreys, AM.I.Min.E, AIME, PhD;

•	Jonathan Suthers, B.Eng.(Hons);

•	Kenneth Owen, FSAIMM, MAMMSA, MSc Eng;

•	Kenneth Stanford, Pr Tech. Eng;

•	Lee Barnes, C.Eng, MIMMM, MSc;

•	Louie Human, COM Adv. Rock Eng. Cert., NHD (Geology);

•	Mark Campadonic. FGS,AIQ, MSc;

•	Mark Wanless, BSc (Hons);

•	Michael Harley, Pr. Sci Nat., MSAIMM, MAusIMM, PhD;

•	Peter Munro, MAusIMM, B.Appl. Sc., B. Comm, B. Econ;

•	Phillip Jankowski, MAusIMM, BSc, MSc;

•	Robert Wilson, Pr. Eng, FSAIMM, B.Sc.Eng.(Mech);

•	Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining);

•	Ross McMillan, MAusIMM, BEng;

•	Thomas Schrimpf, MAusIMM, DipEng;

•	Victor Hills, Pr.Eng., MSAIMM, B.Eng.; and

•	Wally Waldeck, Pr. Eng., MSAIMM, BSc (Mining), MBA.

The Competent Person with overall responsibility for reporting of Mineral Resources is Dr. Michael Harley, Pr. Sci Nat. (SACNASP), MSAIMM, MAusIMM, PhD who is a partner of SRK. Dr. Michael Harley is a mining geologist with 15 years experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

The Competent Person with overall responsibility for the CPR and for reporting of Mineral Reserves is Mr Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining) who is an employee of SRK. Roger Dixon is a mining engineer with 34 years experience in the mining industry and has been involved in the reporting of Mineral Reserves on various properties in Southern Africa and internationally during the past ten years.

Figure 1.1 Harmony: Location of Mining Assets

Figure 1.2 Harmony: Corporate Structure

Figure 1.3 Harmony: Business Structure

2.	THE MINING ASSETS

2.1	Introduction

This section gives an overview of the Company and its Mining Assets including historical company development, location and property description and operating results. Specifically where reference is made to legal compliance within the regulatory environments in which the Company operates, SRK has placed reliance on the Company.

The historical production and expenditure statistics as reported in this section have, unless otherwise stated been derived from the Company’s 20-F filings to the SEC. These statistics are reported in accordance with US GAAP and are accordingly reported on an equity basis and will accordingly differ from that previously stated in SRK’s CPR dated 8 April 2004. Further, historical information reported in other technical sections (Section 4.0 through Section 10.0 inclusive) have been sourced from the company’s on mine reporting systems (“on-mine statistics”). These on-mine statistics are not subject to equity reporting principles or such adjustments which may be included for public domain reporting. Therefore the on-mine statistics cannot be directly compared with that reported in this section.

2.2	Harmony – Corporate Structure and Business Structure, History and Strategy

2.2.1	Corporate and Business Structure

Harmony is a public listed company. Its primary listing is on the JSE and secondary listings are on the LSE, the Paris Bourse, with International Depositary Receipts (“IDRs”) traded on the Brussels Bourse and an American Depository Shares (“ADS”) programme on the New York Stock Exchange (“NYSE”). The principal executive offices of Harmony are located at 4 High Street, First Floor, Melrose Arch, Melrose North 2196, Johannesburg, Gauteng Province, South Africa.

Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, development and operation of gold mines, metallurgical processing, smelting and refining. In addition the Company has direct interests in the marketing of gold and indirect interests in the manufacturing and retailing of gold jewellery.

The Company’s ownership comprises holdings in Direct Subsidiaries, Indirect Subsidiaries, Joint Ventures (Direct and Indirect) and Associate Companies (Direct and Indirect). These subsidiaries, joint ventures and associate companies comprise dormant companies, exploration companies, gold mining companies, investment holding companies, marketing companies, mineral rights holding companies, mining related service companies and property holding companies (Figure 1.2). In addition the Company holds interests in listed companies and joint ventures (Section 1.1).

The Company’s business structure is currently based on eight reporting entities (Figure 1. 3): Free State Growth(1), Free State Leverage Shafts(1), Elandskraal Operations(1), Evander Operations(1), Randfontein Operations(1), Orkney operations(1), Australian Operations(1) (also comprising Papua New Guinea Operations) and Surface Operations(1).

As of 31 December 2004, Harmony’ s principal subsidiaries were Freegold(1), Randfontein(1), Avgold(1), Evander(1), ARMgold(1), Kalgold(1), Harmony Australia(1). All subsidiaries are wholly-owned direct subsidiaries incorporated in South Africa, save for Harmony Australia, a direct subsidiary incorporated in Australia.

Note that (1) relates to Harmony definitions and are not transposable to similar definitions in this CPR.

In South Africa, Harmony and its subsidiaries have twenty-seven producing mines and three projects:

•	Freegold(1) (7 mines and one project located in the Free State Province);

•	Randfontein(1) (5 mines located in the North West an Gauteng Province);

•	Avgold(1) (one mine in the Free State Province);

•	Harmony Free State(1) (7 mines in the Free State Province);

•	Evander(1) (4 mines and two projects in the Mpumalanga Province);

•	ARMgold(1) (two mines in the North west Province); and

•	Kalgold(1) (one open-pit mine in the North West Province).

In addition surface mining in the form of waste dump and slimes dam re-treatment operations are in production at Randfontein(1).

Ore from the shafts, open-pits and surface sources are treated at ten metallurgical plants:

•	Freegold Operations (3 metallurgical plants);

•	West Wits Operations (3 metallurgical plants);

•	Target Operations (1 metallurgical plant);

•	Harmony Free State Operations (2 metallurgical plants);

•	Evander Operations (1 metallurgical plant) and

•	Kalgold Operations (1 metallurgical plant).

The mining operations managed by ARMgold are toll treated at AngloGold Ashanti Limited’s (“AngloGold”) nearby processing plants (Vaal River Operations).

In 1997 Harmony received regulatory approval to market its own gold, a function that was previously the sole preserve of the South African Reserve Bank (“SARB”). A refinery was commissioned by Harmony during fiscal 1997 in the Free State province at South Africa. During fiscal 2002, Harmony increased the capacity of its refinery to 100 tonnes per annum, as a result of which Harmony has the capacity to refine all of its gold produced in South Africa.

In Australia, Harmony currently operates two mining operations in Western Australia: Mt. Magnet & Cue Mine and South Kalgoorlie Mine. Underground and surface mining is conducted at each of these Australian operations, with underground access through two declines at Mt. Magnet & Cue Mine and one decline at South Kalgoorlie Mine surface access is principally through open pits. The underground operations of Big Bell ceased in fiscal 2004. Ore from the mining operations are treated at the Checker Metallurgical Plant (Mt. Magnet & Cue Mine) and the Jubilee Metallurgical Plant (South Kalgoorlie Mine).

Harmony is currently the largest producer of gold in South Africa, producing some 30% of the country’s gold, and the sixth largest gold producer in the world. As at June 30,2004 Harmony reported total Mineral Reserves containing approximately 62.3Moz of gold (Table 2.2). Subsequent to this publication the Company has made two adjustments to the June 30 2004 declaration:

•	A negative adjustment of 3.1Moz comprising depletion and cessation of mining operations at certain of the Mining Assets. This reduced the Company’s un-audited Mineral Reserve statement declared as 21 December 2004 to 59.2Moz; and

•	A negative adjustment of 3.6Moz comprising 2.5Moz at the Rolspruit Project and 1.1Moz for shaft closures and re-classification of Mineral Resources included in the 21 December 2004 declaration. This reduces the Company’s unaudited Mineral Reserve statement declared at 1 January 2005 to 55.6Moz.

SRK note however, that the estimation of Mineral Resources and Mineral Reserves is not an exact science and degrees of subjective uncertainty are inherent in the underlying processes.

In fiscal 2004, Harmony processed approximately 30Mt of ore and sold approximately 3.2Moz of gold, which includes gold production from ARMgold for nine months from October 1, 2003 and Avgold for two months from May 1, 2004. During the first six months of fiscal 2005 Harmony processed approximately 12.5Mt of ore and sold approximately 1.6Moz au.

2.2.2	History

Harmony was incorporated and registered as a public company in the Republic of South Africa on 25 August 1950. Table 2.1 gives the historical company development of the Company to date.

Commercial gold mining in South Africa evolved with the establishment of various mining houses at the beginning of the 1900s by individuals who bought and consolidated blocks of claims until sufficient critical mass could be established to sustain underground mining. The mines were then incorporated, but it was not the practice of the founding mining house to retain a majority shareholding. Instead, the mining house would enter into a management agreement with the mine pursuant to which the mining house would carry out certain managerial, administrative and technical functions pursuant to long-term contracts. Fees were generally charged based on revenues, working costs or capital expenditures, or a combination of all three.

Harmony was operated as a mining operation in this manner and the mining house Randgold & Exploration Company Limited (“Randgold”) retained the management agreement. In late 1994, Randgold cancelled the management agreement and entered into a service agreement with Harmony to supply executive and administrative services at market rates. In 1997, Harmony and Randgold terminated their service agreement and Harmony began operating as an independent gold mining company.

Harmony’s operations have grown significantly since 1995, expanding from a lease-bound mining operation into a large scale gold mining company. Since 1995 the Company has increased its gold sales from approximately 0.7Moz to approximately 3.2Moz in fiscal 2004.

The selected historical operating statistics and financial data as reported in Table 2.2 have been extracted from more detailed information as reported by the Company in its 20-F submissions and the Company’s audited financial statements for each of the years ended 30 June 2000, 2001, 2002, 2003, 2004 and from un-audited statements ended 31 December 2004.

Table 2.1 Company Development

Date	Activity
August, 1950	Harmony incorporated and registered as a public company in South Africa.

1994	Management agreement between Randgold & Exploration Company Limited (“Randgold”) and Harmony cancelled and replaced with service agreement.

1997	Service agreement between Randgold and Harmony cancelled resulting in Harmony operating as a completely independent gold mining company.

1997	Acquisition of Lydenburg Exploration Limited (“Lydex”) for a consideration of ZAR204m.

June, 1998	Acquisition of Bissett gold mine from the liquidators of Rea Gold corporation for a consideration of ZAR26m.

July, 1998	The acquisition of Evander Gold Mines Limited for a consideration of ZAR545m.

October, 1999	Acquisition of Kalgold and West Rand Consolidated Mines Limited for a consideration of ZAR321m.

March, 2000	Acquisition of Randfontein for a consideration of ZAR931m.

April, 2001	Acquisition of the Elandskraal mining operations from AngloGold Limited for a consideration of ZAR1,053m.

April, 2001	Acquisition of New Hampton Goldfields Limited for a consideration of ZAR228m.

September, 2001	Acquisition of 31.8% of the issued share capital of Bendigo Mining NL for a consideration of ZAR292m.

December, 2001 (effective date 3 January 2002)	Acquisition of 50% of the issued share capital of Freegold Proprietary Limited (“Freegold”) which purchased the Freegold operations and certain other assets for approximately ZAR1.4bn.

April, 2002	Acquisition of Hill 50 Limited for a consideration of ZAR1,419m.

May, 2002	Acquisition of 32.5% of the ordinary share capital of Highland Gold Limited for a consideration of ZAR188m.

October, 2002	Joint acquisition by Freegold of St. Helena Mine from Gold Fields for a gross sale consideration of ZAR120m plus a royalty equal to one per cent of revenue for a period of 48 months beginning on the effective date of the sale (30 October 2002).

November, 2002	Harmony lists on the New York Stock Exchange.

November, 2002	Acquisition of 21% of the ordinary share capital of High River Gold Limited for a consideration of ZAR141m.

January, 2003	Randfontein, entered into agreement with Africa Vanguard Resources (Proprietary) Limited (“AVR”), in terms of which Randfontein sold 26% of its mineral rights in respect of Doornkop Mining Area to AVR for a purchase consideration of R250m. Randfontein and AVR entered into a JV agreement to jointly conduct mining operations at Doornkop.

February, 2003	Harmony announces offer for Abelle Limited (“Abelle”) which values Abelle at ZAR689m.

May, 2003	Announcement of merger with ARMgold.

May, 2003	Announcement of an acquisition by Freegold of 34.5% of the shares of Anglovaal Mining Limited (“Avmin”) for a consideration (100%) of ZAR1,687m in which Harmony and ARMgold each have 50%.

August, 2003	Shareholder approval of the merger between Harmony and ARMgold for which 64,000,000 Harmony shares were issued to ARMgold, in the ratio of 2 Harmony shares for every 3 ARMgold shares.

August, 2003	The arrangements between Randfontein and AVR were implemented, and purchase price paid as per the agreement drawn up in January 2003.

August, 2003	Highland Gold at GBP2.05 per share valuing the shareholding at ZAR830m.

October, 2003	Harmony disposed of its 17.0% shareholding in High River Gold at C$1.75 per share valuing the shareholding at ZAR156.7m.

Date	Activity
November, 2003	Harmony enters in to an agreement to dispose of its wholly-owned subsidiary Kalgold to Afrikander Lease Limited (“Aflease”) for a consideration of ZAR250m. The conditions precedent was not met and the contract was subsequently cancelled on 15 March 2004.

November, 2003	Abelle enters into negotiations with Legend Mining Limited (“legend”) whereby Legend offered to purchase the Gidgee gold project for a consideration of A$6.3m.

November, 2003	Announcement that Avmin will dispose of its entire 42.2% interest in Avgold to Harmony, Harmony will dispose of its Kalplats platinum discovery and associated mineral rights to Avmin.

March, 2004	Harmony completes disposal of 100% of the issued and outstanding shares of Bissett to Rice Lake Joint Venture Inc, a joint venture between San Gold and Gold City (“Gold City”) for a consideration of US$2.6m in cash plus US$3m in shares of San Gold and Gold City.

March, 2004	Harmony announces offer to holders of ordinary shares, listed options and unlisted options in Abelle valued at approximately ZAR620m. In May 2004, Harmony announced that its bid for all outstanding securities was unconditional and proceeded with a compulsory acquisition of all the securities in Abelle, which resulted in Abelle becoming a wholly-owned subsidiary of Harmony.

April, 2004	Harmony acquired the entire shareholding or ordinary shares in Avgold Limited. Harmony also disposed on it Kalplats platinum project. In May 2004, Avgold became a wholly-owned subsidiary of Harmony.

April, 2004	Harmony announced that it had entered into a joint venture with Network Healthcare Holdings (“Netcare”). The Joint Venture company is known as Health-Manco and has been formed for the purpose of managing the provision of health care services of the Harmony Group. The agreement between Harmony and Netcare forms the first part of a deal that is expected to eventually see the complete outsoaring of the management of Harmony’s healthcare.

May, 2004	Harmony announced that it had raised R1.7billion by way of issue of convertible bonds to international investors, which reduced Harmony’s South African interest payments by approximately ZAR85m per annum.

October, 2004	Harmony launches proposal to merge with Gold Fields.

February, 2005	Harmony announced that it had been approached by the financial advisor to a consortium being formed to create a new black empowerment company proposing to purchase Harmony’s 20% stake in African Rainbow Minerals Limited for approximately ZAR1.1bn. The consortium is expected to be led by African Rainbow Minerals & Exploration Investments (Proprietary) Limited, a company affiliated with Harmony’s chairman Patrice Motsepe. The details of the consortium and of the proposed sale have not yet been finalized and Harmony currently expects to conclude this transaction on or about the end of March 2005.

Table 2.2 Harmony Mineral Reserve Statement (30 June 2004)(1) unaudited by SRK

Mining Assets	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnage (Mt)	Grade (g/t)	Gold (Moz)	Tonnage (Mt)	Grade (g/t)	Gold (Moz)	Tonnage (Mt)	Grade (g/t)	Gold (Moz)
South African Operations – u/g
Elandskraal(4)	11.57	8.2	3.06	21.76	8.1	5.69	33.33	8.2	8.75
Free State(4)	25.25	4.7	3.82	19.09	4.4	2.71	44.33	4.6	6.53
Randfontein(4)	8.99	5.6	1.61	5.57	5.5	0.99	14.56	5.6	2.60
Evander(4)	11.10	6.8	2.42	60.63	6.9	13.39	71.73	6.9	15.81
Avgold(4)	7.79	7.5	1.88	16.44	6.7	3.56	24.23	7.0	5.44
Freegold(4)	23.76	7.6	5.78	51.82	6.9	11.47	75.58	7.1	17.25
ARMgold(4)	3.19	8.0	0.82	0.55	7.3	0.13	3.75	7.9	0.95
Sub-total	91.65	6.6	19.39	175.86	6.7	37.94	267.51	6.7	57.33

South African Operations – s/f
Elandskraal(4)	0.00	0.0	0.00	0.00	0.0	0.00	0.00	0.0	0.00
Avgold(4)	0.00	0.0	0.00	3.45	0.6	0.07	3.45	0.6	0.07
Free State(4)	12.48	0.3	0.13	6.02	0.5	0.10	18.51	0.4	0.23
Randfontein(4)	30.63	0.5	0.47	0.05	6.9	0.01	30.67	0.5	0.48
Evander(4)	0.00	0.0	0.00	0.00	0.0	0.00	0.00	0.0	0.00
Kalgold(4)	5.57	2.1	0.38	0.00	0.0	0.00	5.57	2.1	0.38
Freegold(4)	2.53	0.5	0.04	21.45	0.6	0.38	23.98	0.5	0.42
Sub-total	51.21	0.6	1.02	30.96	0.6	0.56	82.17	0.6	1.58

Australian Operations(2)
Northern Territory(4)	0.05	11.4	0.02	0.80	3.1	0.08	0.85	3.6	0.10
Mt. Magnet(4)	2.46	1.9	0.15	5.24	4.6	0.78	7.70	3.8	0.93
South Kalgoorlie(4)	1.50	2.7	0.13	1.16	3.8	0.14	2.66	3.2	0.27
Big Bell(3)	0.00	0.0	0.00	0.00	0.0	0.00	0.00	0.0	0.00
Gidgee	0.00	0.0	0.00	0.00	0.0	0.00	0.00	0.0	0.00
Sub-total	4.01	2.3	0.30	7.20	4.3	1.00	11.21	3.6	1.30

PNG Operations	2.02	3.1	0.20	19.44	2.9	1.84	21.46	3.0	2.04

Total	148.90	4.4	20.91	233.46	5.5	41.34	382.36	5.1	62.25

(1)	Reproduced from the Company’s 20-F submissions for the fiscal year 2004.
(2)	Includes Mineral Reserves for underground and surface material.
(3)	Operations ceased in July 2003.
(4)	Harmony definitions not comparable in all instances to that used in this CPR.

Table 2.3 Harmony: Salient historical operating and financial statistics(1), (2), (3), (4)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)
Production

Tonnage	(kt	)	7,795	11,881	17,543	20,719	23,565	29,622	12,480

– South African Underground Operations	(kt	)	7,520	9,366	14,286	12,127	11,153	15,978	7,624
– South African Surface Operations	(kt	)	275	2,516	3,257	3,808	5,261	8,902	2,925
– Australian Operations	(kt	)	0	0	0	4,784	7,151	4,742	1,931

Yield	(g/t	)	5.1	4.3	3.8	3.6	3.1	3.4	4.0

– South African Underground Operations	(g/t	)	5.3	5.1	4.4	5.1	4.7	5.3	5.6
– South African Surface Operations	(g/t	)	1.3	1.2	1.3	1.1	0.9	0.6	0.9
– Australian Operations	(g/t	)	0.0	0.0	0.0	1.6	2.2	2.2	2.6

Sales	(koz	)	1,286	1,626	2,140	2,380	2,366	3,225	1,621

– South African Underground Operations	(koz	)	1,275	1,530	2,008	1,988	1,701	2,702	1,374
– South African Surface Operations	(koz	)	11	96	132	139	155	185	88
– Australian Operations	(koz	)	0	0	0	253	510	338	158

Expenditures

Cash Operating Costs	(ZARm	)	1,859	2,535	3,822	4,774	5,476	8,049	3,907

– South African Underground Operations	(ZARm	)	1,848	2,394	3,578	3,921	3,883	6,844	3,370
– South African Surface Operations	(ZARm	)	11	140	244	245	325	444	225
– Australian Operations	(ZARm	)	0	0	0	607	1,267	761	311

Capital Expenditure	(ZARm	)	313	191	400	602	1,908	872	468

Cash Costs	(ZAR/kg	)	46,486	50,118	57,417	64,481	74,403	80,233	77,475

– South African Operations Underground	(ZAR/kg	)	46,618	50,306	57,290	63,405	73,381	81,431	78,843
– South African Surface Operations	(ZAR/kg	)	31,332	47,124	59,339	56,758	67,406	77,166	81,884
– Australian Operations	(ZAR/kg	)	0	0	0	77,174	79,947	72,342	63,147

Cash Costs	(ZAR/t	)	239	213	218	230	232	272	313

– South African Underground Operations	(ZAR/t	)	246	256	250	323	348	428	442
– South African Surface Operations	(ZAR/t	)	40	56	75	64	62	50	77
– Australian Operations	(ZAR/t	)	0	0	0	127	177	161	161

(1)	All statistics from Fiscal 1999 to Fiscal 2004 inclusive are sourced from the Company’s 20-F submissions and expenditures converted from US$ to ZAR in according with the accompanying average exchange rates reported: 2004 (6.89); 2003 (9.13); 2002 (10.20); 2001 (7.61); 2000 (6.35); and 1999 (6.04).
(2)	All statistics reported for Fiscal 2005(H1) are sourced from the Company’s December quarterly report.
(3)	All statistics take into account equity accounting principles.
(4)	Cash costs are determined using the Gold Institute industry standard. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs. The standard was first adopted in 1996 and was revised in November 1999. Cash costs, as defined in the Gold Institute industry standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods represented.

2.2.3	Strategy

The international and South African gold mining industries have been in the recent past and continue to be affected by structural and investment trends moving toward the consolidation of relatively smaller operations into larger, more efficient gold producers with lower, more competitive cost structures. This consolidation enables gold producers to be more competitive in pursuing new business opportunities and creates the critical mass (measured by market capitalisation) necessary to attract the attention of international gold investment institutions. The Company’s current strategy is predominantly influenced by these investment trends, which have already resulted in significant restructuring and rationalisation in the South African, Australian, and North American gold mining industries.

Operationally the Company continues to implement its unique management structure and philosophy termed the “Harmony Way” which seeks to establish the following concepts: empowered management teams; active strategic management by the Board; increased productivity; a no-frills, low cost ethic and associated operational systems.

Further the company states its intention to maintain growth through acquisitions in South Africa and internationally which strategy includes: acquisition in addition to pursuing greenfield and brownfields developments which it considers economic; to acquire mature assets with turnaround potential to acquire assets that fit Harmony’s management model; and to acquire assets that enhance the Company’s overall Mineral Resource base.

Given the prevailing low ZAR denominated gold price environment, Harmony has sought to re-align its management focus in respect of the main operational groupings of leveraged and growth asset portfolio’s. Further, in recognition that labour costs constitute some 50% of production costs at the South African operations, Harmony through its restructuring process has focused on the following key areas:

•	Re-skilling, re-training and re-deployment of surplus employees for alternative vacant positions that may exist at a particular operation or other Harmony operation;

•	Implementation of Continuous Operations (“CONOPS”) to create additional job opportunities and increase production;

•	Transferring of surplus or redundant employees to other Harmony operations that have placement opportunities;

•	Opening up voluntary retrenchment to minimize the impact of restructuring and/or closure of shafts/mines; and

•	Replacing contractors, who are involved in non-specialized work, with Harmony employees.

In July 2004, Harmony agreed with the National Union of Mineworkers (“NUM”) to the concept and implementation of CONOPS on a national scale.CONOPS refers to the practice whereby a mine operates on all days of the year,including Sundays but excluding public holidays.Workers operate on a roster shift arrangement which sees them work the same amount of hours per week and therefore companies need to employ more people in order to facilitate working the additional days.

Currently most gold mines in South Africa operate for approximately 273 days per year. The introduction of CONOPS is expected to increase this number to 353 days per year which would result in a 20% increase in labour per stope on the shafts as well as an expected 5% to 8% reduction in unit cost/tonne in due course. Except for Merriespruit 3 Mine, Brand 3 Mine, Unisel Mine, Harmony 2 Mine, Masimong 4 Mine and Masimong 5 Mine, the Company had implemented CONOPS at all its operations in fiscal 2004.

On Friday 7 January 2005, Harmony announced that at a meeting held between management of the Freegold Operations and representatives of NUM to review the annual CONOPS agreement, the Company was informed by NUM that they were not prepared to support an application for Sunday Labour. By not having the necessary support, the Company’s application to the Department of Minerals and Energy to work on Sundays in the Free State is unlikely to be approved. CONOPS working arrangements at the Freegold Operations could therefore not take place. Notification for statutory review periods have been issued and surplus employees will have to be redeployed or retrenched.

The Company’s gold sales are placed at market prices and as such Harmony does not enter into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of its future gold production. As a result of this policy, Board approval is required when hedging arrangements are to be entered into to secure loan facilities. Harmony’s hedge book in respect of both commodity and currency is managed by a risk and treasury management services company, which is a joint venture between a major South African bank and a black economic empowerment company. Harmony has inherited certain forward exchange contracts with the acquisition of Avgold in May 2004, the details, which are included in Section 14.0 of this CPR.

The mark-to-market value of the commodity contracts, gold lease rates, interest rate swaps and currency contracts as at 31 December 2004 were, negative ZAR230m, positive ZAR20m, negative ZAR32m and negative ZAR288m, respectively. This results in a total negative contribution of ZAR530m.

2.3	Mining Business

The following sections include descriptions of Harmony’s mining business including description of properties, exploration, geology, mining, metallurgical processing, services and supplies and management structure:

2.3.1	Description of Properties

The Company’s operational mining authorisation areas total 164,451Ha of which 124,545Ha are represented by South African mining operations and 39,906Ha by Australian mining operations (Table 2.4). Harmony’s operational mining areas in Australia comprise the combined active mining leases for Mt.Magnet & Cue Mine and the South Kalgoorlie Mine. Furthermore the Company owns, controls or shares in mineral rights that have not been brought to production (Section 2.6).

In line with the rest of the South African mining industry, Harmony has been rationalizing its mineral rights holdings in recent years. Accordingly over the past three years, Harmony disposed of its shares and participation rights in areas as well as outside of South Africa in which it has not actively pursued mining.

Table 2.4 Harmony: Operational Mining Areas

Mining Assets	Mining Authorisation Area (Active)
(Ha)
Freegold Operations	21,204
West Wits Operations	24,266
Target Operations	4,151
Harmony Free State Operations	22,583
Evander Operations	36,898
Orkney Operations	9,317
Welkom Operations	5,511
Kalgold Operations	615
Australian Operations	39,906

Sub-total – South African Operations	124,545
Sub-total – Australian Operations	39,906

Total	164,451

2.3.2	Exploration

Exploration activities at the Company’s Mining Assets are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. The Company conducts exploration activities by itself or with joint venture partners.

Harmony’s prospecting interests in South Africa measure approximately 100,000Ha which has been reduced from 382,000Ha as regional exploration identified focused areas of mineralisation, requiring more detailed investigation. Harmony’s Australian Operations also control prospecting interests (Section 2.6). In addition to ongoing mine site exploration, the Company has a programme of investment in regional exploration. The exploration strategy on these greenstone belts uses geological, geophysical and geochemical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold deposits typically occur as clusters.

In fiscal 2004, the Company spent ZAR109m, excluding contributions from joint venture partners, on exploration and the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea, South Africa and Peru with smaller expenditures in West Africa and Madagascar. In fiscal 2005, the Company intends to carry out exploration in South Africa, West Africa, Australia, South America and Papua New Guinea which is budgeted at ZAR80m and which has not been included in the Equity Value of the Company as reported in this CPR.

Harmony’s exploration activity in West Africa and South America, excluding Peru, was restricted to project generation and reconnaissance sampling. Site visits and negotiations with potential joint venture partners are ongoing.

During fiscal 2004, the Company continued to evaluate numerous projects in Peru. Two joint venture agreements were entered into with local partners, whereby Harmony could earn-in to prospective projects by undertaking phased exploration expenditure. Both projects are focused on areas with potential to host epithermal gold mineralisation. Analytical results from drilling of the first project and sampling of the second, suggested that they did not confirm to Harmony’s investment criteria and the joint ventures were terminated.

In addition to these joint ventures, Harmony has undertaken a comprehensive target generation program in Peru, supported by surface sampling programs. New projects generated by this program, or coming under negotiation, shall form the focus of an accelerated exploration program in 2005. For this reason, the Company has established a small exploration office in Peru during 2004.

Harmony’s Australian Operations conduct prospecting at various sites within their exploration mineral right areas, which include various types of property rights recognized in Australia covering an area of approximately 300,000 Ha.Harmony’s exploration strategy in Australia includes exploration on greenstone belts using aeromagnetic, ground magnetic, geochemical, regolith and geotechnical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold mineralisation typically occurs. Thereafter, targets are drilled to test geological structures and establish the presence of gold mineralisation. On discovering gold mineralisation of economic interest the deposits are drilled and sampled systematically to determine metallurgical characteristics and Mineral resources.

Further details on the Company’s exploration projects and activities are included in Section 2.4.11 of this CPR.

2.3.3	Geology

The major portion (90%) of the Company’s gold production is derived from mines located in the Witwatersrand Basin in South Africa. The Witwatersrand Basin is an elongate structure that extends approximately 300km in a northeast-southwest direction and approximately 100km in a northwest-southeast direction. It is an Archaean sedimentary basin containing 6km thick stratigraphic sequence consisting mainly of quartzites and shales with minor volcanic units.

Conglomerate layers occur in distinctive depositional cycles or packages within the upper, arenacous portion of the sequence, known as the Central Rand Group. It is within these predominantly conglomeritic units that the gold-bearing alluvial placer deposits, termed reefs, are located.

The differences in the morphology and gold distribution patterns within a single reef, and from one reef to the next, are a reflection of the different sedimentary processes at work at the time of placer deposition on erosional surfaces in fluvial and littoral environments.

Within the various goldfields of the Witwatersrand Basin there are major and minor fault systems, and some of the normal faults have displaced basin-dipping placers upwards in a progressive step-like manner, enabling mining to take place at accessible depths.

The majority of the Company’s South African gold production is derived from auriferous placer reefs situated at different stratigraphic positions and at varying depths below surface in three of the seven defined goldfields of the Witwatersrand Basin (Section 3.0 of this CPR).

Harmony’s production form the Australian Operations and Kalgold Operations are sourced from Archaean greenstone gold deposits. These types of deposits are formed by the interaction of gold-bearing hydrothermal fluids with chemically or rheologically suitable rock types. The hydrothermal fluids are typically focused along conduits termed shear zones. The nature of the shear zone and the host rock determines the style of the mineralisation, which may be narrow veins with high gold grades or wide disseminated mineralisation with low-medium grades. Frequently the two styles occur together.

At the Exploration Properties in the Papua New Guinea Operations, the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme, host the gold mineralisation at the Wafi Gold Project (“WGP”). Gold mineralisation occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralisation and epithermal style vein-hosted replacement gold mineralisation with associated wall-rock alteration.

The Golpu Copper-Gold Project (“GCGP”) is located about 1km northeast of WGP. It is a porphyry (Diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo and the mineralised body can be described as a porphyry copper-gold ‘pipe’.

The Hidden Valley Gold Project (“HVGP”) comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of Papua New Guinea. In the HVGP area a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The HVGP is dominated by a series of post Miocene faults controlling the gold mineralisation, including an early north trending set and the main northwest faulting.

2.3.4	Mining

The mining process can be divided into two main phases: creating access to the orebody; and mining the orebody. The basic process applies to both underground and surface operations.

•	Access to the orebody: In Harmony’s underground mines, access to the orebody is by means of shafts sunk form the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. In Harmony’s open pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required; and

•	Mining the orebody: The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned and the ore is transferred to the transport system. In open-pit mines, gold bearing material may require drilling and blasting and is usually collected by bulldozers or shovels to transfer it to the ore transport system. In Harmony’s underground mines, once ore has been broken, trains collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to the hoisting level at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the metallurgical processing plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and placed on waste rock dumps. In open pit mines, ore is transported to treatment facilities in off-highway large capacity trucks.

2.3.5	Metallurgical Processing

The Company currently has 10 operating metallurgical plants in South Africa and 2 in Australia which process ore to extract the contained gold. The principal extraction processes used by Harmony are carbon-in-leach (“CIL”), carbon-in-pulp (“CIP”), carbon-in-solution (“CIS”), and also has on old filter plant processing low grade waste rock. The metallurgical plants comprise the following circuits:

•	Comminution: Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which includes the use of jaw and gyratory crushers and rod and tube ball mills. The Company’s more modern milling circuits include semi or fully autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment; and

•	Treatment: In most of Harmony’s metallurgical plants, including the plants at the Freegold Operations and at Hill 50, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL, CIP or CIS Process. In addition, each of Harmony Free State Operations and Freegold Operations has one metallurgical plant that uses the zinc precipitation filter process to recover gold in solution. The Saaiplaas Metallurgical Plant also used the zinc precipitation filter process prior to fiscal 2002, but it was converted to the CIS process during fiscal 2002. During fiscal 2003, however the Saaiplaas Metallurgical Plant was converted to the CIL process in an attempt to lower processing costs and improve metallurgical recovery. The Company is considering a similar conversion for the remaining zinc precipitation plant depending on the metallurgical properties of the ore to be processed.

Gold in solution from the filter plants is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Because cathode sludge produced from electro-winning is now sent directly to the Company’s refinery, however most of the plants no longer use smelting to produce rough gold bars (“doré”). Harmony Free State Operations zinc precipitation plant, and the zinc precipitation plant at Freegold Operations continue to smelt precipitate to doré. These bars are then transported to Harmony’s refinery, which is responsible for refining the bars to a minimum of gold delivery status.

The Company operates the only independent gold refinery in South Africa. In fiscal 2004, all of Harmony’s South African production was refined at this refinery. In fiscal 2003, approximately 85% of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at Rand Refinery, which is owned by a consortium of the major gold producers in South Africa.

Harmony produces its own branded products at its refinery, including various sizes of gold bars. This has allowed Harmony to sell to markets such as India, the Middle East and East Asia. Harmony’s refinery supplies gold alloys and associated products to jewellery manufacturers in South Africa and internationally. In fiscal 2004, Harmony had refinery capacity of 100t per year.

The South African government has emphasized that the production of value-added fabricated gold products, such as jewellery, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter (described in Section 2.5.1 below). The Company’s beneficiation initiatives have benefited from the expansion and improvement of Harmony’s refinery and Harmony supports jewellery ventures in South Africa, including providing facilities for a jewellery school and, in fiscal 2002, Harmony acquired the rights to manufacture and distribute a range of jewellery based on the “Lord of the Rings” trilogy in South Africa, the United States and Canada. On 11 December 2002, Harmony and Mintek, a South African government research and development organisation, signed a memorandum of understanding to create Musuku Beneficiation Systems (“Musuku”), an integrated manufacturing and technology group focusing on the beneficiation of precious metals. Musuku will provide management, operational and technical services to integrate value-added processes into the gold mining industry. On 20 June 2004, the Competition Commission approved the Musuku transaction.

2.3.6	Services and Supplies

Mining activities require extensive services, located both on the surface and underground. These services include mining-related services such as mining engineering, planning, ore reserve management, ventilation, provision of supplies and materials and other logistical support. In addition engineering services are required to ensure equipment operates effectively. Such services are provided by a combination of both in-house and external contractors and consultants.

Harmony also provides medical services to employees at its Freegold operations, Evander Operations and West Wits Operations through local hospitals. During fiscal 2004, Harmony entered into a joint venture agreement with Netcare to outsource the management of Harmony’s healthcare.

2.3.7	Management Structure

The Company’s management structure is based on a small empowered management team at each production site, which may include one or more ‘shafts’ or open-pit sites. These management teams are fully responsible for planning and executing the mining at the production site and report directly to Harmony’s Executive Committee.

Each management team consists of a mineral reserve manager, a mining manager, a financial manager, and engineering manager and a human resources manager. Each member of the management team has an individual area of responsibility: the mining manager is responsible for rock breaking and safety; the mineral reserve manager is responsible for geology, Mineral Resources and Mineral Reserves; the financial manager is responsible for financial management; the engineering manager is responsible for maintaining equipment; and the human resources manager is responsible for manpower issues. One of the managers is appointed as the team captain and financial incentives are provided for the production team at each site based on the production and the efficiency at the site.

The management structure facilitates the Company’s goal of having 60% of its work force being directly involved in actual mining operations.

The Company and the United Association of South Africa (“UASA”) have signed an agreement to re-define the traditional role of shift boss, or supervisor, to that of coach. This initiative has been implemented at its South African operations. The principal features of this initiative are to allow coaches to focus on safety promotion by transferring line supervision duties to the mine overseers (whose technical expertise will be made available to blasting crews) and changing the compensation structure so that coaches will not receive incentive compensation based on production levels. Further the coaches spend the entire eight-hour working shift underground with the mining team.

Further details regarding Human Resource Management are included in Section 9.0 of this CPR.

2.4	Overview of the Mining Assets

The following sections include Tables which present the design and operating capacities of production units which will be in operation for the duration of the various LoM plans. Since certain operating units have closed during the course of the historical reporting periods; historical production reflected in these tables and reported at an operational level (e.g. Freegold Operation) may exceed the LoM design and operating capacities as presented.

2.4.1	Freegold Operations

Introduction: On 21 November 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Freegold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Freegold assets were purchased by Freegold (in which Harmony and ARMgold each had a 50% interest) for ZAR2.2bn, plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. Freegold assumed management control of the Freegold assets from January 1, 2002, and completed the acquisition on April 23, 2002. ZAR1.8bn of the purchase price, plus accrued interest, was paid by Freegold in April 2002 following the fulfilment of all conditions precedent and ZAR400m was paid by Freegold under an interest-free loan due January 1, 2005. The additional amount relating to taxes was paid by the Freegold when the tax liability became payable by AngloGold. The amount of ZAR682m was paid in June 2003.

The Company accounted for its equity interest in Freegold with effect from 1 May 2002. In connection with the acquisition of the Freegold assets, on 5 April 2002 Harmony and ARMgold entered into a formal joint venture and shareholders’ agreement relating to Freegold. The agreement provided that Harmony and ARMgold were each responsible for 50% of the expenses associated with operating the Freegold assets. Pursuant to the agreement, an interim executive committee composed of an equal number of representatives appointed by Harmony and ARMgold managed Freegold until the acquisition was completed. Following completion of the acquisition, management of Freegold was vested in a board, which initially was composed of an equal number of Harmony and ARMgold representatives. Since Harmony acquired ARMgold in September 2003, Freegold has been accounted for as a wholly owned subsidiary. Therefore Harmony’s interest in the Freegold Company was equity accounted for the first three months of the year, and then consolidated for the remaining nine months.

On 24 May 2002, Harmony, ARMgold and Gold Fields, announced that an agreement in principle had been reached under which St. Helena Gold Mines Limited (“St. Helena”) would sell St. Helena’s gold mining assets to Freegold for ZAR120m, plus a royalty equal to one percent of revenue for a period of 48 months beginning on the effective date of the sale (payable only when pre-tax profits are declared). St. Helena and Freegold concluded a final agreement of sale on 1 July 2002. The sale was completed on 30 October 2002, and Freegold assumed management control on that date. Under the terms of the agreement of sale, Freegold agreed to assume specified environmental liabilities relating to the operation of the St. Helena Mine.

The Freegold Operations consist of the Tshepong Mine, Bambanani Mine, West Mine, Nyala Mine, Joel Mine, St. Helena Mine, Kudu-Sable Mine, Phakisa Project, Eland Mine, associated infrastructure and other mineral rights in the Free State Province of South Africa. Production from the underground operations and adjacent surface sources is processed through three processing facilities: Free State No.1 Metallurgical Plant (“FS1 Plant”) ; St. Helena Metallurgical Plant (St. Helena Plant”); and Joel Metallurgical Plant (“Joel Plant”). Table 2.5 presents the design and maximum operating capacities of the production units at Freegold Operations.

In fiscal 2004, Freegold Operations accounted for approximately 23% of Harmony’s total gold sales.

History: Exploration, development and production history in the area dates form the early 1900s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which in addition to HJ Joel, became a wholly-owned subsidiary of AngloGold in June 1998. Freegold acquired the assets from AngloGold in December 2001 and St. Helena Mine from Gold Fields in May 2002. Table 2.6 presents historical and forecast production and expenditure statistics for Freegold Operations.

Location: The Freegold Operations are situated in the Free State province, South Africa, some 270km southwest of Johannesburg. Located at approximately latitude 28º00’S and longitude 26º30’E, the site is accessed via the national highway N1 between Johannesburg and Bloemfontein. Locality plans for the Mining Assets comprising Freegold Operations are included in Figure 2.1, Figure 2.2 and Figure 2.3. Freegold Operations currently operate under a mining authorisation with a total area of 21,204Ha.

Geology (See Section 3.0 for further detail): The mines are located in the Free State Goldfield, which is on the south-western edge of the Witwatersrand basin. Tshepong Mine, Bambanani Mine, Eland Mine and St. Helena Mine are located in and around Welkom, while the Joel Mine is approximately 30km south of Welkom. Mining at Tshepong Mine, Bambanani Mine, Eland Mine, Kudu-Sable Mine and Nyala Mine is primarily conducted in the Basal Reef, with limited exploitation of secondary reefs. Mining at Joel Mine is primarily conducted in the Beatrix-VS5 Composite Reef. The reefs generally dip towards the east or northeast while most of the major faults strike north-south, with the most intense faulting in evidence at Eland Mine, Kudu-Sable Mine and Nyala Mine.

Mining Operations (See Section 5.0 for further detail): Freegold Operations engage in both underground mining and mining of surface sources. Mining depths range from shallow-intermediate at the Joel Mine to deep at the Bambanani Mine: Tshepong Mine (1,925m); Bambanani Mine (from 1,200m to 3,000m), Kudu-Sable Mine and Nyala Mine (1,700m); Joel Mine (1,000m) and St. Helena Mine (1,489m).

The primary mining challenges at the Freegold Operations are seismic risks, ventilation and fire avoidance. Bambanani Mine, Kudu-Sable Mine and Nyala Mine are classified as seismically active operations with seismic monitoring systems installed in the vicinity of remnant operations and/or geological structures. Seismic systems are managed by external specialists. Following underground fires during the second half of 1999 at the Bambanani Mine, mine management reviewed and modified working practices and the efficiency of the overall fire management system.

Kudu-Sable Mine, Nyala Mine and Eland Mine (collectively, “Matjhabeng”), are mature operations nearing closure, and production is currently focused on the extraction of remnant pillars and shaft pillars. Due to increased operation costs, the decision was taken to scale down the Eland Mine and then close it down. Nyala Mine was placed on a 60-day review during the quarter ended 31 March 2004.

CONOPS was introduced at the shafts during the quarter ended 31 December 2003 (see comments in Section 2.2.3). Four fires in the higher grade sections during the second half of fiscal 2004 had a negative impact on productivity at Bambanani Mine.

The sub-66 Level decline project at Tshepong mine, which started in April 2003, is proceeding on schedule. This project will add two additional operating levels below the present level of the Tshepong North Shaft. By 30 June 2004 ZAR101m has been expended. A further ZAR165m has been budgeted to complete the project. The Company projects completion of the project by July 2006.

The Phakisa Project comprising a surface vertical shaft, was sunk to access ground up to a depth of 2,241m. Project completion requires sinking of an additional 75m, the sinking of a decline shaft, equipping and commissioning of the shaft with access development and stoping to maximum production build-up at a capital cost of ZAR613m. By end of fiscal 2004, ZAR124m has already been expensed. The project is expected attain full production in 2010.

St Helena Mine No. 2 Shaft was closed during the quarter ended 31 December 2003.

Excess metallurgical plant capacity at the Free State No.1 Metallurgical Plant has been filled by exploiting surface sources, including waste rock dumps, slimes dams, and general clean-up material mined as part of the environmental rehabilitation process. These surface operations include free digging of waste rock dumps and hydraulic mining of slimes dams, which are either transported by the surface rail network or by dedicated pipelines to the individual plants. The majority of surface sources at the Freegold assets were treated at the FS2 Plant, however given the current low ZAR gold price, a decision was taken to suspend treatment of surface sources and commencement of clean-up operations in fiscal 2005.

Processing Plants (See section 6.0 for further detail): Three processing plants are currently in operation: FS1 Plant; St. Helena Plant and Joel Plant. FS1, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by fully autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion. The St. Helena Plant operates a conventional zinc precipitation filter plant supported by two mills that treat surface sources and surplus capacity material from FS1 Plant. The Joel Plant is a hybrid CIP/CIL plant and was commissioned in 1984. Details regarding the tailings deposition facilities at Freegold Operations are given in Section 7.0.

Capital Projects: Harmony incurred approximately ZAR280m in capital expenditures at the Freegold Operations in the fiscal year ended 30 June 2004, primarily for underground development at Bambanani Mine, the sub-66 level decline at Tshepong Mine, re-establishing Nyala Mine and the Phakisa Project. Harmony has budgeted ZAR264m for capital expenditures in fiscal 2005, primarily for development at Bambanani Mine and St Helena Mine, the sub-66 level decline at Tshepong Mine, and the continuation of the Phakisa Project.

Table 2.5 Freegold Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Tshepong Mine(1)	165	209	14.5
Bambanani Mine	195	116	7.9
West Mine	80	24	6.5
Nyala Mine	280	32	8.0
Joel Mine	349	58	6.6
St. Helena Mine(2)	180	38	11.5
Kudu-Sable Mine	120	25	1.5
Phakisa Project(3)		165	19.1
Surface Sources	202	202	13.2
FS1 Plant(4)	440	440	20.6
St. Helena Plant	100	39	1.5
Joel Plant	99	53	6.6

(1)	Rock in excess of Tshepong Mine’s hoisting capacity will be trammed to Nyala Mine for hoisting to surface.
(2)	The rock hoisting capacity at St. Helena Mine comprises 80ktpm at No. 4 Shaft and 100ktpm at No. 8 Shaft. The No. 2 Shaft with rock hoisting capacity of 75ktpm was closed During the December 2003 quarter. The No. 10 Shaft with rock hoisting capacity of 150ktpm is also closed.
(3)	The Phakisa Project has no rock hoisting facilities and all rock will be trammed to Nyala Mine for hoisting to surface.
(4)	The FS2 Plant is currently undergoing clean-up.

Table 2.6 Freegold Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4), (5), (6)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production

Tonnage	(kt	)	6,243	6,161	4,948	4,373	9,366	8,685	2,806	3,121
– underground	(kt	)	6,243	6,161	4,948	1,977	4,697	4,922	2,254	2,333
– surface	(kt	)	0	0	0	2,396	4,668	3,763	552	788

Yield	(g/t	)	7.1	6.8	7.0	4.0	3.8	3.7	5.0	4.8
– underground	(g/t	)	7.1	6.8	7.0	7.8	7.1	6.1	6.0	6.3
– surface	(g/t	)	0.0	0.0	0.0	0.8	0.6	0.6	1.1	0.5

Sales	(koz	)	1,429	1,339	1,110	558	1,155	1,032	454	485
– underground	(koz	)	1,429	1,339	1,110	497	1,067	959	435	472
– surface	(koz	)	0	0	0	61	89	73	19	12

Expenditures

Cash Operating
Costs	(ZARm	)	2,462	2,368	1,995	863	2,125	2,369	1,265	1,181
– underground	(ZARm	)	2,315	2,294	1,912	787	1,951	2,204	1,219	1,138
– surface	(ZARm	)	147	74	84	77	174	165	45	43

Capital
Expenditure	(ZARm	)	0	0	0	32	196	280	112	139

Cash Costs	(ZAR/kg	)	55,390	56,856	57,794	49,725	59,137	73,764	89,500	78,380
– underground	(ZAR/kg	)	52,088	55,087	55,370	50,870	58,805	73,852	90,036	77,441
– surface	(ZAR/kg	)	0	0	0	40,403	63,118	72,622	77,182	115,073

Cash Costs	(ZAR/t	)	394	384	403	197	227	273	451	378
– underground	(ZAR/t	)	371	372	386	398	415	448	541	488
– surface	(ZAR/t	)	0	0	0	32	37	44	82	55

(1)	Statistics for 1999, 2000, 2001 are sourced from the Companies 20-F submissions and reported in calendar years.
(2)	Statistics for 2002 are sourced from the Companies 20-F submissions and comprise six months ending 30 June.
(3)	Statistics for 2003, 2004 are sourced from the Companies 20-F submissions for 12-month periods ending 30 June.
(4)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ended December 2004.
(5)	Statistics for 2005(H2) are sourced from the FM for FTE and JTE for the six-month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.
(6)	No capital expenditure statistics are available for fiscal 1999, 2000 and 2001.

2.4.2	West Wits Operations

Introduction: Harmony obtained management control of Randfontein in January, 2000 and by June 30, 2000 had acquired 100% of Randfontein’s outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein for a consideration of ZAR931m.

Randfontein entered into an agreement with AVR on 21 January 2003, pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to AVR for a consideration of ZAR250m. The consideration comprised cash of ZAR140m and ZAR110m in call options on 290,000 ounces of gold, being equal to 16% of the gold produced at Doornkop during the first 10 years of operation. Randfontein and African Vanguard Resources (“AVR”) also entered into a joint venture agreement on the same date, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mine. The profits will be shared 84% to Randfontein and 16% to AVR. The agreements were subject to the fulfilment of certain conditions precedent, the last of which was fulfiled on 12 August 2003.

On 31 January 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandsrand Mine and Deelkraal Mine (collectively, “Elandsdkraal”) in the North West and Gauteng provinces of South Africa for approximately ZAR1bn. Harmony and AngloGold jointly managed Elandskraal between 1 February 2001 and 9 April 2001 and Harmony completed the purchase on 9 April 2001.

The assets and liabilities of Elandskraal include the mineral rights and mining title (excluding a portion of the Carbon Leader Reef horizon, which AngloGold continues to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation.

On 24 April 2001, Harmony entered into an agreement with Randfontein and Open Solutions, pursuant to which the parties agreed to associate together in a joint venture related to the business of the Elandskraal (the “Elandskraal JV”). Open Solutions, an empowerment group, undertook to purchase a 10% participation interest in the Elandskraal JV for cash consideration equal to 10% of the historical acquisition costs (including all transaction costs but excluding loan financing costs) of Elandskraal, in an amount estimated to be approximately ZAR114 million. Randfontein retained the remaining 90% participation interest in the Elandskraal JV, continued to own and operate Elandskraal, and had the sole discretion to manage the Elandskraal JV (but was required to consult with Open Solutions prior to effecting a sale or disposal of the material portion of the assets of Elandskraal). Under the agreement, Randfontein also undertook to loan the purchase price to Open Solutions at an interest rate equal to the prime rate less 1%, to be repaid by Open Solutions from the benefits accruing to Open Solutions attributable to its 10% participation interest. As security for the repayment of this loan, Open Solutions ceded and assigned to Randfontein all its right, title and interest in and to its participation interest (other than the right to appoint the representatives described below) until the loan was repaid in full.

Under the agreement, Randfontein agreed to accept liability, as to third parties, for all obligations and liabilities of the Elandskraal JV and Open Solutions agreed to indemnify Randfontein in respect of a pro rata portion of these obligations and liabilities. Open Solutions could not dispose of its participation interest without the prior written consent of Randfontein, or encumber its participation interest other than as provided in the agreement.

Pursuant to the agreement, Open Solutions was granted the right, at any time prior to the repayment in full of Randfontein’s loan, to require Randfontein to acquire Open Solution’s participation interest at a price equal to the then-outstanding loan balance. With effect from April 1, 2002, Randfontein reacquired this 10% participation interest in the Elandskraal JV from Open Solutions. The aggregate consideration paid by Randfontein to Open Solutions was ZAR210m. This aggregate consideration included the cancellation of the remaining ZAR91m due to Randfontein under its loan of 24 April 2001 to Open Solutions.

The West Wits Operations consist of Elandsrand Mine, Cooke 1 Mine, Cooke 2 Mine, Cooke 3 Mine, Doornkop Mine, Deelkraal Mine and Cooke 4 Mine, associated infrastructure and other mineral rights in the Gauteng and North West Province of South Africa. Production from the underground operations and adjacent surface sources is processed through three processing facilities: Elandsrand Metallurgical Plant (“Elandsrand Plant”); Cooke Metallurgical Plant (“Cooke Plant”); and the Doornkop Metallurgical Plant (“Doornkop Plant”). Table 2.7 presents the design and maximum operating capacities of the production units at West Wits Operations. Harmony has also historically conducted open cast mining at Randfontein, however, these open cast operations were downscaled and discontinued in the six months ended 31 December 2001, as the open pit mine had reached the end of its useful life.

In fiscal 2004, Elandskraal and Randfontein Section (collectively Cooke 1 Mine, Cooke 2 Mine, Cooke 3 Mine, Doornkop Mine and Cooke 4 Mine) accounted for approximately 10% and 12% of Harmony’s total gold sales respectively.

History: Exploration, development and production history dates from 1889, leading to commercial production by the 1940s. Gold mining began at Elandskraal in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company (“Elandsrand”) for the Elandsrand operations and by Gold Fields of South Africa Limited. for the Deelkraal operations. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand Mine and Deelkraal Mine. The sub-vertical shafts at Elandsrand Mine were completed in 1984, which accessed a deeper reef in the lease area. The sub shaft deepening project, or SSDP, the deepening of the sub-vertical shafts to approximately 3,400m below surface, is an on-going project to access and exploit a portion of the mine. In 1997, Gold Fields sold Deelkraal to Elandsrand, which later was incorporated into AngloGold and subsequently acquired by Harmony in 2001. Table 2.8 presents historical and forecast production and expenditure statistics for West Wits Operations.

Location: The West Wits Operations are situated in the Gauteng Province and North West Province, South Africa, some 85km southwest of Johannesburg. Located at approximately latitude 26º00’S and longitude 27º00’E, the site is accessed via the national highway N12 between Johannesburg and Kimberley. Locality plans for the Mining Assets comprising West Wits Operations are included in Figure 2.4 and Figure 2.5. West Wits Operations currently operated under a mining authorisation with a total area of 24,266Ha.

Geology (See Section 3.0 for further detail): Elandskraal contains three identified main reef groupings, the Ventersdorp Contact Reef (“VCR”), the Carbon Leader Reef (“CLR”) and the Mondeor Reef. Only the VCR is economic to mine and has been mined at depths below surface between 1,600m and 2,800m with future production to 3,300m below surface at Elandsrand Mine. The VCR and CLR consist of narrow (20cm to 200cm) tabular orebodies of quartz pebble conglomerates hosting gold, with extreme lateral continuity.

At the Elandsrand Mine, the vertical separation between the VCR and CLR increases east to west from 900m to 1,300m as a result of the relative angle of the VCR unconformity surface to the regional stratigraphic strike and dip. The CLR strikes west-southwest and dips to the south at 25º. The VCR strikes east-northeast and has a regional dip of 21º to the south-southeast. Local variations in dip are largely due to the terrace-and-slope paleotopography surface developed during VCR deposition.

The dip of the VCR at Deelkraal Mine is relatively consistent at 24º, although there is some postulation of a slight flattening of dip at depth. The VCR has a limit of deposition running roughly north-south through the centre of the lease area. The VCR is not developed to the west of this line. Some stoping has occurred to the west of this limit, but this was to exploit reefs from the Mondeor Conglomerates, stratigraphically underlying the VCR.

The Randfontein Section is situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West Rand Syncline. The structural geology in the north section of Randfontein Mine is dominated by a series of northeast trending dextral wrench faults. The Randfontein Section contains six identified main reef groupings: the Black Reef; the VCR; the Elsburg Formations; the Kimberleys; the Livingstone Reefs; and the South Reef. Within these, several economic reef horizons have been mined at depths below surface between 600m and 1,260m. The reefs comprise fine to coarse grained pyritic mineralization within well developed thick quartz pebble conglomerates or narrow single pebble lags, which in certain instances are replaced by narrow carbon seams.

Mining Operations (See Section 5.0 for further detail): West Wits Operations engage in both underground mining and mining of surface sources. Mining depths range from shallow-intermediate at Randfontein Section to deep at Elandskraal Section: Cooke 1 Mine, Cooke 2 Mine, Cooke 3 Mine, Doornkop Mine (600m to 2,000m); Elandsrand Mine (1,600m to 2,800m). Cooke 4 Mine and Deelkraal Mine are currently closed and operated as service shafts for pumping of water.

The primary mining challenges at the West Wits Operations are seismic risks, ore-pass scaling and blockages and fire, with the majority of these issues concentrated at Elandskraal. In December 2001, a seismic event at Deelkraal Mine caused the deaths of six workers. Another seismic event at Deelkraal Mine in July 2002 fatally injured two workers.

Cooke 1 Mine, Cooke 2 Mine and Cooke 3 Mine are mature mining operations with the mainstay of current production at Cooke 1 sourced from remnant mining operations and production at Cooke 2 Mine and Cooke 3 Mine supplemented by mining of the extensions of the existing orebodies.

Surface mining operations are currently focused on the processing of waste rock dumps and tailings dams (sand and slimes). All surface sources are currently treated at the Doornkop Plant which is dedicated for this purpose. Open pit mining operations ceased during the six months ending 31 December, 2001.

Elandsrand Mine, a mature mine with a declining production profile, has the challenge of a new mine being developed down-dip of the old mine. The nature of the different activities underway negatively impacted on the performance of the shaft during fiscal 2004. Due to scaling of the waste and reef ore passes, a program to rehabilitate the ore pass system was put in place. This resulted in the temporary tipping of waste into the reef ore pass system, which typically results in dilution in recovery grade. The problem was finally resolved in February 2004, and resulted in an improvement in recovery grade. A fire during the quarter ended September 30, 2003 resulted in the loss of three working shifts. Production was also affected by a blockage in the ore pass during the quarter ended June 30, 2004. Seismic events during the quarters ending September 30, 2003 and June 30, 2004 resulted in three fatalities. Development was delayed as a result.

An agreement for the implementation of CONOPS at Deelkraal Mine was reached with the respective unions on 19 December 2003. Due to delays, it was only fully operational by April 2004. Despite this, production at the Deelkraal Mine was stopped in June 2004 as a result of the reduction in the ZAR price of gold which made mining at the shaft uneconomical. During fiscal 2004 Harmony also completed restructuring of Elandskraal Section, which resulted in the retrenchment of approximately 1,450 employees.

The SSDP at Elandsrand Mine, initiated by AngloGold in 1991, is intended to increase the life of mine by exploiting the southern portion of the lease area between 3,000m and 3,600m below surface. This will be achieved by deepening the sub-vertical and ventilation shafts. During fiscal 2004, the payshoot, which was mined on the shallower levels of the old mine, was exposed on levels 102 and 105. Production from level 102 started in January 2004. Development continues on 109 and 113 levels and is expected to be completed by the middle of fiscal 2006. The SSDP seeks to increase production, lower working costs and increase mining flexibility. Harmony expects that the SSDP will be completed by the middle of fiscal 2006.

The DSRP was announced on 22 January 2003. Currently, the Kimberley Reef is mined on the upper levels of the Doornkop Shaft. The South Reef on the lower levels is the target of the proposed shaft-deepening project. The main shaft deepening is to be commissioned in July 2006 and production is expected by October 2008. To access the South Reef resource the main shaft will be deepened to a depth of 2,034m and the spillage incline shaft extended to a depth of 2,082m below surface. Mining at the South Reef at Doornkop was temporarily suspended during the fourth calendar quarter of 2003 to allow for the upgrade of the ventilation with respect to increasing both hoisting capacity and ventilation intake. This caused the overall production on Doornkop to drop. This situation continued until mining commenced in January 2004.

Processing Plants (See Section 6.0 for further detail): Three processing plants are currently in operation: Elandsrand Plant; Cooke Plant and Doornkop Plant. As production from the Deelkraal Mine was stopped in June 2004, the Deelkraal Metallurgical Plant was closed at the end of June 2004 and clean up operations are in progress.

Commissioned in 1978, the Elandsrand Plant has milling in closed circuit with primary and secondary hydrocyclones, secondary ball milling in closed circuit with hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Following post-acquisition capital improvements, loaded carbon milled at the Elandsrand Plant is transported by road to the Cooke Plant for elution, electro-winning and smelting to produce gold. Ore from Elandsrand Mine is delivered to the plant for treatment.

Cooke Plant, commissioned in 1977, is a hybrid CIP/CIL plant, which processes the underground ore from Cooke 1 Mine, Cooke 2 Mine, Cooke 3 Mine and Doornkop Mine. The Doornkop Plant, commissioned in 1985, is a conventional CIP plant, which is used to treat waste rock and other surface accumulations. Both plants are serviced by a surface rail network

Details regarding the tailings deposition facilities at West Wits Operations are given in Section 7.0.

Capital Projects: Harmony incurred approximately ZAR159m in capital expenditures at the Randfontein Section in fiscal 2004, of which ZAR98m was for the development of the Doornkop Project. Harmony has budgeted ZAR154m for capital expenditures at the Randfontein Section in fiscal 2005, primarily for the continued development of the DSRP. Harmony incurred approximately ZAR121m in capital expenditures at Elandskraal in fiscal 2004, principally for the SSDP, which amounted to approximately ZAR105m. Harmony has budgeted ZAR111m for capital expenditures at Elandskraal fiscal 2005, primarily for the SSDP.

Table 2.7 West Wits Operations: design and operating capacities(1), (2)

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Elandsrand Mine	331	331	21.1
Cooke 1 Mine	176	176	4.5
Cooke 2 Mine	187	187	5.9
Cooke 3 Mine	265	265	10.3
Doornkop Mine	200	200	17.0
Surface Sources	220	220	7.5
Elandsrand Plant	190	190	21.1
Cooke Plant	280	280	17.0
Doornkop Plant	220	220	7.5

(1)	Deelkraal Mine currently operates as a Service Shaft and incurring costs as long as Elandsrand Mine operates.
(2)	Cooke 4 Mine currently operates as a Service Shaft and incurring costs as long as Cooke 3 Mine operates.

Table 2.8 West Wits Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4), (5)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production

Tonnage	(kt	)	12,392	9,669	7,456	8,083	7,863	7,038	2,900	2,902
– underground	(kt	)	6,700	6,497	5,158	5,467	4,743	4,426	1,555	1,802
– surface	(kt	)	5,693	3,172	2,298	2,616	3,121	2,612	1,345	1,100

Yield	(g/t	)	3.7	4.5	3.9	4.0	3.4	3.3	3.1	3.8
– underground	(g/t	)	6.0	6.1	5.1	5.5	5.3	5.0	5.4	5.9
– surface	(g/t	)	0.9	1.1	1.1	0.8	0.6	0.3	0.4	0.4

Sales	(koz	)	1,461	1,392	926	1,038	858	737	286	354
– underground	(koz	)	1,296	1,283	843	974	802	713	270	339
– surface	(koz	)	165	109	83	63	56	24	16	16

Expenditures

Cash Operating Costs	(ZARm	)	2,337	2,352	1,564	1,963	1,868	1,975	790	899
– underground	(ZARm	)	2,133	2,165	1,418	1,854	1,754	1,912	747	854
– surface	(ZARm	)	203	186	146	109	114	63	44	45

Capital Expenditure	(ZARm	)	0	85	115	142	174	280	132	131

Cash Costs	(ZAR/kg	)	51,410	54,302	54,276	60,817	69,972	86,140	88,775	81,594
– underground	(ZAR/kg	)	52,920	54,266	54,048	61,174	70,304	86,211	88,878	81,033
– surface	(ZAR/kg	)	39,569	54,723	56,598	55,330	65,245	84,042	87,067	93,819

Cash Costs	(ZAR/t	)	189	243	210	243	238	281	273	310
– underground	(ZAR/t	)	318	333	275	339	370	432	480	474
– surface	(ZAR/t	)	36	59	64	42	37	24	33	41

(1)	Statistics for Elandskraal Section for 1999, 2000, 2001 are sourced from the Companies 20-F submissions. As these are reported in calendar years these have been converted on a simplified basis to fiscal years ending 30 June.
(2)	Statistics for 2002, 2003, 2004 are sourced from the Companies 20-F submissions for 12 month periods ending 30 June.
(3)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ended December 2004.
(4)	Statistics for 2005(H2) are sourced from the FM the six-month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.
(5)	No capital expenditure statistics are available for fiscal 1999.

2.4.3	Target Operations

Introduction: On 15 July 2003 Harmony acquired 11.5% in Avgold from Anglo South Africa Capital (Proprietary) Limited. On 13 November 2003 Harmony announced that it had reached an agreement regarding the acquisition of ARM’s 42% share in Avgold. In terms of JSE regulations, the offer was extended to the remaining Avgold shareholders by way of a scheme of arrangements. Following a scheme meeting held on May 3, 2004, the High Court of South Africa approved the scheme on 11 May 2004. This resulted in Harmony acquiring the minority shareholding and Avgold becoming a wholly-owned subsidiary. Target Operations have been managed by Harmony since May 2004.

The Target Operations consist of Target Mine and associated infrastructure and mineral rights in the Free State Province of South Africa. Production from the underground operation is processed through the Target Metallurgical Plant (“Target Plant”). The main exploration properties include Target North and Extensions and Oribi. Table 2.9 presents the design and maximum operating capacities of the production units at Target Operations.

In fiscal 2004, Target Operations accounted for approximately 2% of Harmony’s total gold sales.

Location: The Target Operations are situated in the Free State Province, South Africa, some 270km southwest of Johannesburg. Located at approximately latitude 28º00’S and longitude 26º30’E on the northern limit of the Free State Goldfield, the site is accessed via the R30 situated between the towns of Bothaville and Welkom. Locality plans for the Mining Assets comprising Target Operations are included in Figure 2.6. Target Operations currently operated under a mining authorisation with a total area of 4,151Ha.

History: The Target Operations area was initially explored through surface drilling in the late 1980s with further exploration being undertaken from a 5.6km long decline, commenced in 1995, driven from 203 Level at Loraine No.1c shaft. A positive feasibility study into the development of a 105ktpm operation was produced in May 1998 resulting in the decision to develop the Target Mine. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Loraine Mine in August 1998, the Loraine No. 1 and No. 2 shafts were transferred to the Target Mine. Table 2.10 presents historical and forecast production and expenditure statistics for Target Operations.

Geology (See Section 3.0 for further detail): The gold mineralization currently exploited by Target Mine is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs hosted by the Van Heeversrust and Dreyerskuil Members of the Eldorado Formation, respectively. Additional Mineral Resources have been delineated in the Big Pebble Reefs (“BPR”) of the Kimberley Formation. The majority of the Mineral Reserves at Target Mine are contained within the Eldorado fan, a structure with dimensions of some 135m vertically, 450m down-dip and 500m along strike. The Eldorado fan is connected to the subsidiary Zuurbron fan, located between the Target Mine and Loraine, by a thinner and lower grade sequence of Elsburg reefs termed the Interfan area. To the north of the Eldorado fan, a number of fans have been intersected by surface drilling of which the Siberia and Mariasdal fans are the most significant.

A number of faults that displace the reefs of the Target Mine have been identified of which the most prominent are the north-south trending Eldorado fault and the east-west trending Dam and Blast faults. The Eldorado uplifts the more distal portions of the Elsburg and Dreyerskuil Reefs while the Blast fault forms the northern border of the Target Mine. Target North is sub-divided into the Paradise, Siberia and Mariasdal areas by the east-west trending Siberia and Mariasdal faults. To the north of the Siberia fault, the Eldorado fault continues trending more to the northwest and an additional north-south trending fault, the Twin fault has uplifted the distal portions of the reefs. North of the Mariasdal fault, the reef horizons are at a depth greater than 2,500m below surface. Mineral Resources have been delineated on strike up to 15km north of the Target Mine. Approximately 40km north of Target Mine, surface boreholes have intersected gold bearing reefs in the Oribi area close to the town of Bothaville. Mineral Resources have been delineated at Oribi on the VCR and Elsburg Reefs at depths of approximately 2,750m below surface.

Mining Operations (See Section 5.0 for further detail): Target Operations are engaged in underground mining. Mining operations comprise one primary underground mine commissioned in May 2002, making use of information systems and mechanization, combined with process-driven organizational design that relies on a multi-skilled workforce. The majority of the production is derived from mechanized mining; however conventional narrow stoping width is still employed primarily to de-stress areas ahead of the mechanized mining. The mining operations feed one central process facility, namely the Target Plant. Various mining studies have been undertaken on the Target North deposit prior to acquisition by Harmony. These have not yet been updated and SRK has been informed that the projects do not meet the company’s hurdle rates at the projected ZAR gold price.

Processing Plants (See Section 6.0 for further detail): One processing plant is currently in operation: Target Plant. The plant was commissioned towards the end of 2001 and currently treats only underground ore. The process route comprise primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydrocyclones, thickening, cyanide leaching, CIP adsorption, elution, electro winning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electro winning. Gold bullion is despatched to Harmony’s refinery.

Details regarding the tailings deposition facilities at Target Operations are given in Section 7.0.

Capital expenditure: Harmony incurred approximately ZAR8.1m in capital expenditure at Target Operations in the last two months of fiscal 2004, principally for underground development. Harmony has budgeted ZAR83m for capital expenditure in fiscal 2005, primarily for underground development, services and infrastructure to support the operations.

Table 2.9 Target Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Target Mine	110	110	21.8
Target Plant	105	105	21.8

Table 2.10 Target Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4), (5)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production
Tonnage	(kt	)	0	0	492	782	1,068	1,084	632	630
Yield	(g/t	)	0.0	0.0	3.0	6.6	8.6	9.8	6.6	6.3
Sales	(koz	)	0	0	47	165	294	341	134	127
Expenditures
Cash Operating Costs	(ZARm	)	0	0	290	523	470	483	194	231
Capital
Expenditure	(ZARm	)	0	0	521	102	101	8	25	28
Cash Costs	(ZAR/kg	)	0	0	198,377	101,908	51,397	45,627	46,461	58,400
Cash Costs	(ZAR/t	)	0	0	589	669	440	446	307	366

(1)	Statistics for 2001, 2002, 2003 are sourced from the previous CPR compiled by SRK and published on 8 April 2004.
(2)	Statistics for 2004 are sourced from the Company.
(3)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ended December 2004.
(4)	Statistics for 2005(H2) are sourced from the FM the six-month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.
(5)	No information was available for fiscal 1999 and 2000.

2.4.4	Harmony Free State Operations

Introduction: The Harmony Free State Operations began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, Harmony began purchasing neighbouring mine shafts. The Unisel Mine was purchased in September 1996, the Saaiplaas Mine shafts 2 and 3 were purchased in April 1997, the Brand Mine shafts 2, 3 and 5 were purchased in May 1998 and the Masimong complex (formerly known as Saaiplaas shafts 4 and 5) was purchased in September 1998.

The Harmony Free State Operations consist of Harmony 2 Mine, Merriespruit 1 Mine, Merriespruit 3 Mine, Unisel Mine, Brand 3 Mine, Masimong 4 Mine, Masimong 5 Mine and associated infrastructure and mineral rights in the Free State Province of South Africa. Production from the underground operations is processed in two operating plants: the Central Metallurgical Plant (“Central Plant”) and the Saaiplaas Metallurgical Plant (“Saaiplaas Plant”). Additional non-operational shafts include: Saaiplaas 3 Mine operated on a care and maintenance basis; Harmony 3 Mine, Harmony 4 Mine, Virginia 2 Mine, Brand 2 Mine and Brand 5 Mine operating as service shafts. Table 2.11 presents the design and maximum operating capacities of the production units at Harmony Free State Operations.

In fiscal 2004, Harmony Free State Operations accounted for approximately 21% of Harmony’s total gold sales.

Location: The Harmony Free State Operations are situated in Free State province, South Africa, some 270km southwest of Johannesburg. Located at approximately latitude 28º10’S and longitude 26º30’E the site is accessed via the national highway N1 between Johannesburg and Bloemfontein. Locality plans for the Mining Assets comprising Harmony Free State Operations are included in Figure 2.2 and Figure 2.7. Harmony Free State Operations currently operated under a mining authorisation with a total area of 22,583Ha.

History: Exploration, development and production history in the area dates from the early 1940s. Table 2.12 presents historical and forecast production and expenditure statistics for Harmony Free State Operations.

Geology (See Section 3.0 for further detail): The Harmony Free State Operations are located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. Within this area, the operations are located on the south-western and south-eastern limb of a synclinal closure, with the Brand, Saaiplaas and Masimong shafts occupying northerly extensions of the same structure. The reefs dip inwardly from their sub-outcrop positions in the east and south of the mine to a position close to the western boundary of the original Harmony mine, where the reefs abut against the De Bron fault. To the west of the De Bron fault zone, faulting is generally more intense, resulting in structurally more complex mining conditions.

Mining Operations (See Section 5.0 for further detail): Harmony Free State Operations engage in underground mining. Mining depths range from shallow (500m) to intermediate depths at (1,500m to 2,500m) consequently seismicity and pressure related problems are relatively infrequent with the exception of the Brand 3 Mine. There exists a risk of subterranean water and/or gas intersections in some areas of the operations, however, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken. The principal challenges at the Harmony Free State Operations are achieving optimal volumes and grades of ore production

In 2002, Harmony began implementing the Masimong Expansion Project (“MEP”), which includes developing the Basal and B Reef orebodies at the Masimong shafts and shaft equipping. The estimated final capital cost is ZAR153m, with ZAR90m expended as of 30 June 2004.

The Virginia 2 Mine was closed at the end of 2001, and is currently used only as a service shaft. The Company also closed the Harmony 4 Mine in the quarter ended 30 September 2002, following the partial extraction of the shaft pillar. Mining personnel from the Harmony 4 Mine have been transferred to other shafts. The Harmony 3 Mine is currently used only as a service shaft for pumping. In conjunction with the development of the hoisting operations at Masimong 5 Mine, Harmony downscaled the Masimong 4 Mine to a service and small scale mining shaft in the quarter ended 30 June 2001. In the quarter ended June 30, 2002, however, Harmony determined that additional production at the Masimong 4 Mine would become uneconomical under the prevailing market conditions. Additional personnel were then redeployed to access additional areas of the Masimong 4 Mine to facilitate further production in the future. Since June 2004 rationalisation has been undertaken at Masimong 4 and Masimong 5 and production status has been re-established.

Under market conditions prevailing in the quarter ended 30 June 2002, Harmony also decided to commence extraction of the shaft pillar at Saaiplaas 3 Mine, which previously operated as a service shaft. The project has due to technical difficulties and current market conditions been terminated. Merriespruit 3 Mine is nearing the end of its economical life and has been earmarked for closure. Production is being downscaled and will eventually be discontinued all together.

Harmony also decided to place the Brand 2 Mine on care and maintenance. During the quarter ended 30 September 2003, Harmony decided to put the Brand 5 Mine on care and maintenance and to continue with exploration development only, which is being managed from the Unisel Mine. This development was also discontinued during the quarter ended 30 September 2003. Care and maintenance will remain in place until market conditions are more favourable or more economically viable areas of the orebody are discovered. All labour has been transferred to other Harmony operations, where they have augmented natural attrition positions or displaced contractor labour.

Harmony began processing materials from secondary surface sources, primarily waste rock dumps and tailings dams (slimes and sand), at the Harmony Free State Operations in the quarter ended 31 March 2002. The reduction in the ZAR denominated market price for gold during fiscal 2004 resulted in the treatment of surface sources being scaled down significantly. As at 1 January 2005 treatment of surface sources has been discontinued.

Processing Plants (See Section 6.0 for further detail): Two processing plants are currently in operation: Central Plant and Saaiplaas Plant. The Central Plant employs CIP/CIL hybrid technology. The Saaiplaas Plant has been converted from the zinc precipitation filter process to the CIL. After the year end for fiscal 2004, the Virginia Plant was closed and clean up operations are in progress. Details regarding the tailings deposition facilities at Harmony Free State Operations are given in Section 7.0.

Capital Expenditure: The Company incurred approximately ZAR58m in capital expenditures at the Harmony Free State Operations in fiscal 2004, principally for shaft development at Saaiplaas 3 Mine, Unisel Mine, Merriespruit 1 Mine, Masimong 4 Mine and Masimong 5 Mine. Harmony has budgeted ZAR38.4m for capital expenditures at the Harmony Free State operations in fiscal 2005, primarily for development of the Masimong 4 Mine and Masimong 5 Mine with smaller development projects at Unisel Mine and Merriespruit 1 Mine and secondarily to upgrade hostels.

Table 2.11 Harmony Free State Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Harmony 2 Mine	227	54	4.5
Merriespruit 1 Mine	129	43	18.9
Merriespruit 3 Mine	197	48	4.5
Unisel Mine	137	65	14.4
Brand 3 Mine	120	50	2.1
Masimong 4 Mine	149	27	13.5
Masimong 5 Mine	149	134	14.9
Central Plant	240	220	18.9
Saaiplaas Plant	220	195	14.9

Table 2.12 Harmony Free State Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)

Production

Tonnage	(kt	)	5,318	5,686	5,290	4,539	5,339	6,554	2,061	2,054
– underground	(kt	)	5,318	5,686	5,290	4,307	4,283	4,405	1,836	2,054
– surface	(kt	)	0	0	0	231	1,056	2,148	224	0

Yield	(g/t	)	4.7	4.7	4.0	4.2	3.3	3.2	3.8	4.1
– underground	(g/t	)	4.7	4.7	4.0	4.3	3.9	4.6	4.2	4.1
– surface	(g/t	)	0.0	0.0	0.0	1.8	0.7	0.4	0.6	0.0

Sales	(koz	)	810	857	686	612	563	681	250	272
– underground	(koz	)	810	857	686	599	539	654	246	272
– surface	(koz	)	0	0	0	13	24	27	4	0

Expenditures

Cash Operating Costs	(ZARm	)	1,210	1,358	1,379	1,351	1,394	1,809	729	809
– underground	(ZARm	)	1,210	1,358	1,379	1,345	1,334	1,744	717	809
– surface	(ZARm	)	0	0	0	6	60	64	12	0

Capital Expenditure	(ZARm	)	0	62	120	95	127	58	35	40

Cash Costs	(ZAR/kg	)	48,041	50,941	64,619	70,969	79,549	85,370	93,570	95,678
– underground	(ZAR/kg	)	48,041	50,941	64,619	72,211	79,555	85,694	93,578	95,678
– surface	(ZAR/kg	)	0	0	0	15,104	79,419	77,422	93,091	0

Cash Costs	(ZAR/t	)	228	239	261	298	261	276	354	394
– underground	(ZAR/t	)	228	239	261	312	311	396	391	394
– surface	(ZAR/t	)	0	0	0	27	57	30	52	0

(1)	Statistics for 1999 through 2004 are sourced from the Company’s 20-F submissions.
(2)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ended December 2004.
(3)	Statistics for 2005(H2) are sourced from the FM for the six-month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.
(4)	No information was available for Capital Expenditures for fiscal 1999.

2.4.5	Evander Operations

Introduction: In July 1998, Harmony acquired the mining assets and liabilities of Evander for a consideration of ZAR545m.

The Evander Operations consist of Evander 2 Mine, Evander 5 Mine, Evander 7 mine, Evander 8 Mine, the Evander Rolspruit Project, the Evander Poplar Project and associated infrastructure and mineral rights in the Mpumalanga Province of South Africa. Production from the underground operations is processed through the Kinross-Winkelhaak Metallurgical Plant (“Kinross-Winkelhaak Plant”). Evander 9 Mine is currently operating on care and maintenance and Evander 3 Mine has been closed.Table 2.13 presents the design and maximum operating capacities of the production units at Evander Operations.

In fiscal 2004, Evander Operations accounted for approximately 11% of Harmony’s total gold sales.

History: Exploration, development and production history in the area dates from 1903, leading to full-scale production by 1955 when four mining operations were established: Kinross, Bracken, Leslie and Winkelhaak. In 1996, as a result of depletion, all four mining areas were merged to form Evander. Table 2.14 presents historical and forecast production and expenditure statistics for Evander Operations.

Location: The Evander Operations are situated in the Mpumalanga Province, South Africa, some 120km east-southeast of Johannesburg. Located at approximately latitude 28º28’S and longitude 29º06’E, the site is accessed via the local R29 road between Leandra and Bethel in the vicinity of Kinross. Locality plans for the Mining Assets comprising Evander Operations are included in Figure 2.8. Evander Operations currently operated under a mining authorisation with a total area of 36,898Ha.

Geology (See Section 3.0 for further detail): The area covered by Evander Operations’ mining authorisation and mineral rights is situated within the Evander basin, a geologically discrete easterly extension of the main Witwatersrand Basin. Only one economic placer unit, the Kimberley Reef, is mined at Evander Operations. In addition to the faulting of the reef horizon, there are numerous dykes and sills that complicate the mining layouts, the most significant of which is an extensively developed dolerite footwall sill that occasionally intersects the Kimberley Reef, causing displacements within it.

Mining Operations (See Section 5.0 for further detail): Evander Operations engage in underground mining. Mining depths range from shallow (300m) to intermediate (2,100m) and as a result seismicity and pressure related problems are relatively infrequent. There exists a risk of subterranean water and/or gas intersections in some areas of the operations, however, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken.

Evander Operations was affected by two underground fires and the flooding of parts of the mine during fiscal 2000, both of which had a negative impact on production during fiscal 2000. Such incidents are generally infrequent and there were no significant incidents in fiscal 2003 or 2004. On July 12, 2002, a seismic event at the Evander 8 Mine caused injuries to four workers (but no fatalities), significant infrastructure damage and an interruption in production for three weeks. The damage from this incident adversely impacted on the performance of these operations over the 2003 fiscal year due to the fact that Evander 8 Mine is the highest grade operation at Evander Operations, so production and overall recovery grade was significantly affected.

During the quarter ended March 31, 2004, an agreement was reached with the unions for the implementation of CONOPS at Evander. To date, it has been fully implemented at Evander 7 Mine. Due to an initial lack of mining flexibility, CONOPS has only been partially introduced at Evander 8 Mine. The introduction at Evander 2 Mine is progressing well but results from this shaft have been inconsistent to date.

Feasibility studies have been completed on both the Evander Rolspruit Project and the Evander Poplar Project. Both assume the establishment of greenfields operations and require significant capital expenditures, for which neither board approval or funding has been secured, due to the current low ZAR gold price. The Mineral Reserve statements for Evander Operations include the Mineral Reserves for these projects. Should no decision be forthcoming for the execution of these projects the Mineral Reserve statements for Evander Operations would be significantly reduced and the impact of this on the Company’s consolidated Mineral Reserve statement is also given in Section 4.0 of this CPR.

Processing Plants (See Section 6.0 for further detail): One processing plant is currently in operation: the Kinross-Winkelhaak Plant. This includes two geographically separate operating sections: the Kinross Section and the Winkelhaak Section, with the later comprising only a milling circuit. The bulk of the mine’s ore production is treated at the Kinross Section, which is a CIP/CIL hybrid plant. The Winkelhaak Section mills all of the ore from Evander 2 and Evander 3 Mine and pumps the slurry to the Kinross Section for further processing. Details regarding the tailings storage facilities at Evander Operations are given in Section 7.0.

Capital Expenditure: The Company incurred approximately ZAR94m in capital expenditures at the Evander Operations in fiscal 2004, principally for underground declines at Evander 7 Mine and Evander 8 Mine. Harmony has budgeted ZAR59m for capital expenditures at the Evander Operations in fiscal 2005, primarily for development of the decline shafts at Evander 7 Mine and Evander 8 Mine.

Table 2.13 Evander Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Evander 2 Mine	69	51	7.4
Evander 5 Mine	176	21	8.1
Evander 7 Mine	106	53	14.4
Evander 8 Mine	147	51	30.0
Evander Rolspruit Project	200	129	15.1
Evander Poplar Project	200	181	16.6
Kinross-Winkelhaak Plant	190	148	30.0

Table 2.14 Evander Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production

Tonnage	(kt	)	2,108	2,405	2,484	2,353	2,127	2,074	921	887
Yield	(g/t	)	6.2	5.1	5.7	5.5	5.3	5.4	6.9	5.3
Sales	(koz	)	423	393	458	415	360	362	204	152

Expenditures

Cash Operating Costs	(ZARm	)	559	596	693	723	795	901	434	437
Capital Expenditure	(ZARm	)	0	68	69	98	99	94	25	29
Cash Costs	(ZAR/kg	)	42,477	48,719	48,619	55,948	70,994	80,067	68,481	92,616
Cash Costs	(ZAR/t	)	265	248	279	307	374	434	471	492

(1)	Statistics for 1999 through 2004 are sourced from the Company’s 20-F submissions.
(2)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ended December 2004.
(3)	Statistics for 2005(H2) are sourced from the FM for the six-month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.
(4)	No information was available for Capital Expenditures for fiscal 1999.

2.4.6	Orkney Operations

Introduction: On 22 September 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on 2 May 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of ZAR6.00 per ordinary share prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold’s shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. The results of ARMgold were included from 1 October 2003.

In fiscal 2004, Orkney Operations and Welkom Operations accounted for approximately 6% of Harmony’s total gold sales.

The Orkney Operations consist of Orkney 2 Mine, Orkney 4 Mine and associated infrastructure and mineral rights in the NorthWest province of South Africa. Orkney 3 Mine, Orkney 6 Mine and Orkney 7 Mine are currently closed and operating as service shafts. Orkney 5 Mine is closed. Production form the underground operations are treated at AngloGold’s Vaal River Operations (“VRO”). Orkney 1 Mine was given back to AngloGold as per the agreement with them. Table 2.15 presents the design and maximum operating capacities of the production units at Orkney Operations.

History: Exploration, development and production history in the area dates from 1886 and following dormant periods, large-scale production commenced during the 1940’s with the formation of Vaal Reefs Gold Mining and Exploration Company Limited (“Vaal Reefs”) in 1944. Table 2.16 presents historical and forecast production and expenditure statistics for Orkney Operations.

Location: The Orkney Operations are situated in the NorthWest Province, South Africa, some 175km south-west of Johannesburg. Located at approximately latitude 26º30’S and longitude 26º45’E, the site is accessed via the national highway N12 between local R29 road between Johannesburg and Kimberley. Locality plans for the Mining Assets comprising Orkney Operations are included in Figure 2.9. Orkney Operations currently operated under a mining authorisation with a total area of 9,317Ha.

Geology (See Section 3.0 for further detail): At the Orkney Operations, the Vaal Reef is the most significant reef mined. The reef strikes northeast, dipping southeast and is heavily faulted to form a series of graben structures. The dip is generally less than 30º but can vary locally in direction and magnitude to exceed 45º. The VCR is also exploited, as well as the Elsburg Reef. There are several major faults in the lease area, being Nooitgedacht, Buffelsdoorn, Witkop, WK2, Orkney 3 Mine, Orkney 5 Mine and Orkney 2 Mine Fault. These faults typically have throws of tens of metres and further divide the reef into blocks of up to 100m in width.

Mining Operations (See Section 5.0 for further detail): Orkney Operations are engaged in underground mining. Mining depths rage from 1,600m to 2,000m below surface. The primary challenges at the Orkney Operations are directly related to seismic risk, remnant mining conditions and cost containment. Under ARMgold management the operations were operated by contractors, and on completion of the Harmony ARMgold merger all workers became employees of Harmony. Orkney 6 was also earmarked for closure during the quarter ended March 31, 2004. Following a protected strike that lasted from February 12, 2004 to February 16, 2004, Harmony and NUM reached an agreement on annual wage increases. NUM accepted the Company’s proposal and these employees have now been included in the bi-annual wage agreement, which will be renegotiated in July 2005. Following recent restructuring, Orkney 2 Mine and Orkney 4 Mine remain in production.

Processing Plants: No processing plants are in operation at Orkney Operations as all underground ore is toll treated at AngloGold’s VRO.

Capital Expenditure: The Company incurred approximately ZAR6m in capital expenditures at the Orkney Operations in fiscal 2004, principally for development at the Orkney 3 Mine.

Table 2.15 Orkney Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Orkney 2 Mine	140	45	5.2
Orkney 4 Mine	158	39	11.0

Table 2.16 Orkney Operations: historical and forecast production and expenditure statistics (1), (2), (3), (4), (5)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production

Tonnage	(kt	)	0	0	2,060	942	1,761	1,605	425	446
Yield	(g/t	)	0.0	0.0	7.1	7.7	7.2	5.6	6.2	6.3
Sales	(koz	)	0	0	468	232	408	291	84	91

Expenditures

Cash Operating Costs	(ZARm	)	0	0	730	407	788	696	216	244
Capital Expenditure	(ZARm	)	0	0	30	23	6	6	0	5
Cash Costs	(ZAR/kg	)	0	0	50,150	56,402	62,095	76,972	82,335	86,540
Cash Costs	(ZAR/t	)	0	0	354	432	447	434	509	548

(1)	No statistics are available for fiscal 1999 and 2000.
(2)	Statistics for fiscal 2001, 2002 and 2003 are sourced from SRK’s CPR published on 8 April 2004.
(3)	Statistics for fiscal 2004 are sourced from the Company’s annual report for the period ending 30 June 2004.
(4)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ending December 2004.
(5)	Statistics for 2005(H2) are sourced from the FM for the six month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.

2.4.7	Welkom Operations

Introduction: See comments in the introduction of Section 2.4.6 above which equally apply to Welkom Operations. Production at Welkom Operations has ceased and all mines are currently operating on a care and maintenance basis. The Welkom Operations comprises, Welkom 1 Mine, Welkom 2 Mine, Welkom 3 Mine, Welkom 4 Mine, Welkom 6 Mine, Welkom 7 Mine and associated infrastructure and mineral rights in the Free State Province of South Africa. Table 2.17 presents the design and maximum operating capacities of the production units at Welkom Operations.

History: Exploration, development and production history in the area dates from the 1940’s leading to commercial production by 1947. Table 2.18 presents historical and forecast production and expenditure statistics for Welkom Operations.

Location: The Welkom Operations are situated in the Free State Province, South Africa, some 270km southwest of Johannesburg. Located at approximately latitude 28°00’S and longitude 26°30’E, the site is accessed via the national highway N12 between Johannesburg and Bloemfontein. Locality plans for the Mining Assets comprising Welkom Operations are included in Figure 2.1. Welkom Operations currently operate under a mining authorisation with a total area of 5,511Ha.

Geology (See Section 3.0 for further detail): The Welkom Operations are centrally located within the Free State Goldfield, situated on the southwest rim of the Witwatersrand Basin, in an area containing several other mature operations. The Basal Reef is the main reef exploited here. It strikes north to north-northwest and generally dips to the east between 20º and 40º. Other reefs that are exploited are the Leader Reef, the Saaiplaas Reef and the Middle Reef.

Mining Operations (See Section 5.0 for further detail): Welkom Operations were engaged in underground mining. Mining depths raged from 1,000m to 1,200m below surface. Following a protected strike that lasted from February 12, 2004 to February 16, 2004, Harmony and NUM reached an agreement on annual wage increases. NUM accepted the Company’s proposal and these employees have now been included in the bi-annual wage agreement, which will be renegotiated in July 2005. Following recent restructuring all operations are currently operating on a care and maintenance basis.

Processing Plants: No processing plants are in operation at Welkom Operations as all underground ore was treated at Freegold Operations processing facilities.

Capital Expenditure: The Company incurred approximately ZAR6m in capital expenditures at the Welkom Operations in fiscal 2004.

Table 2.17 Welkom Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Welkom 1 Mine	67	n/a	n/a
Welkom 2 Mine	53	n/a	n/a
Welkom 3 Mine	54	n/a	n/a
Welkom 4 Mine	54	n/a	n/a
Welkom 6 Mine	67	n/a	n/a
Welkom 7 Mine	67	n/a	n/a

Table 2.18 Welkom Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4), (5)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production

Tonnage	(kt	)	0	0	340	224	577	439	n/a	n/a
Yield	(g/t	)	0.0	0.0	5.1	4.9	3.4	3.9	n/a	n/a
Sales	(koz	)	0	0	56	35	63	55	n/a	n/a

Expenditures

Cash Operating Costs	(ZARm	)	0	0	144	101	203	178	12	24
Capital Expenditure	(ZARm	)	0	0	115	262	169	6	n/a	n/a
Cash Costs	(ZAR/kg	)	0	0	82,673	92,778	103,597	104,809	n/a	n/a
Cash Costs	(ZAR/t	)	0	0	424	451	352	406	n/a	n/a

(1)	No statistics are available for fiscal 1999 and 2000.
(2)	Statistics for fiscal 2001, 2002 and 2003 are sourced from SRK’s CPR published on 8 April 2004.
(3)	Statistics for fiscal 2004 are sourced from the Company’s annual report for the period ended 30 June 2004.
(4)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ended December 2004.
(5)	Statistics for 2005(H2) are sourced from the FM the six-month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.

2.4.8	Kalgold Operations

Introduction: Harmony purchased Kalgold on 1 July 1999. On November 7, 2003 Harmony announced its intent to sell Kalgold to Afrikaner Lease Limited (“Aflease”) for a consideration of ZAR250m. Although all the other conditions precedent were met, Aflease could not provide appropriate funding and the contract was cancelled on 15 March 2004. Kalgold experienced operational difficulties normally associated with a changeover of management and control and this was reflected in the production figures.

Kalgold Operations comprises the Kalgold Mine (open pit) and associated infrastructure and mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa. Kalgold Operations have one processing plant: the Kalgold Metallurgical Plant (“Kalgold Plant”) which processes all material mined from the open-pit. Table 2.19 presents the design and maximum operating capacities of the production units at Kalgold Operations.

In fiscal 2004, the Kalgold Operations accounted for approximately 3% of Harmony’s total gold sales.

History: The gold deposits at Kalgold were discovered by Shell South Africa (Proprietary) Limited (“Shell”) in 1991 following an exploration program which focused on the poorly exposed Archaean Greenstone belts of the Kraaipan Group, which occur in the area. In 1995 a feasibility study was conducted by West Rand Consolidated Mines Limited (“WRCM”) who acquired the mineral and surface rights leading to the development of an open-pit operation in July 1996. Harmony acquired Kalgold on 1 July 1999 and fully incorporated Kalgold into its operations in October 1999. Prior to Harmony’s acquisition, the Kalgold mine had operated for more than three years. Table 2.20 presents historical and forecast production and expenditure statistics at Kalgold Operations.

Location: The Kalgold Operations are situated some 50km southwest of Mafikeng in the North-West Province, South Africa, some 300km west of Johannesburg. Located at latitude 26º10’S and longitude 26º14’E, the site accessed via the local R49 between Mafikeng and Vryburg. Locality plans for the Mining Assets comprising Kalgold Operations are included in Figure 2.10. Kalgold Operations currently operate under a mining authorisation with a total area of 615Ha.

Geology (See Section 3.0 for further detail): The Kalgold Operations are situated on the Kraaipan Greenstone belt, which is a typical gold bearing greenstone formation. It has undergone intense structural deformation that has led to its dislocation into separate units. Within the mining lease area, six steeply dipping zones of mineralisation have been identified. Several additional zones of mineralisation have been located within this area and are being evaluated. The first zone to be exploited by open cast mining has been an area known as the D Zone. The D Zone orebody has a strike length of 1,400m varying in width between 40m in the south and 15m in the north. Gold mineralization is associated with pyrite and pyrrhotite, which was developed as a replacement mineral within a banded ironstone formation and also within extensional, cross-cutting quartz veins within the ironstone.

Mining Operations (See Section 5.0 for further detail): The Kalgold Operations are engaged in open pit mining. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold Operations are achieving optimal volumes and grades of ore production in addition to the stability of the high-walls.

Processing Plants (See Section 6.0 for further detail): During fiscal 2001, Kalgold Operations had a CIL plant and a heap leach operation. Harmony discontinued the active use of Kalgold’s heap leach operation in July 2001 and no gold was recovered through heap leaching in fiscal 2002. Ore is trucked from the pit and stockpiled according to grade categories. Higher grade ore is processed in the CIL plant. Lower grade ore is dumped on heap leach pads. Following the recent commissioning of the pre-primary crusher, the ore now undergoes a four phase crushing process. An additional ball mill and additional leach tanks have been commissioned. Details regarding the tailings deposition facilities at Kalgold Operations are given in Section 7.0.

Capital Expenditure: Harmony incurred approximately ZAR2m in capital expenditures at the Kalgold operations during fiscal 2004, principally for mining operations.

Table 2.19 Kalgold Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Kalgold Mine	127	119	2.8
Kalgold Plant	127	119	2.8

Table 2.20 Kalgold Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production
Tonnage	(kt	)	1,463	1,520	959	962	1,084	1,388	804	662
Yield	(g/t	)	1.8	1.4	1.6	2.0	2.1	1.9	1.9	2.0
Sales	(koz	)	82	69	49	62	75	83	49	42

Expenditures
Cash Operating Costs	(ZARm	)	105	114	98	130	151	196	111	120
Capital Expenditure	(ZARm	)	0	16	32	25	52	2	0	2
Cash Costs	(ZAR/kg	)	40,849	53,153	63,627	67,123	65,138	76,315	72,312	91,253
Cash Costs	(ZAR/t	)	72	75	102	135	139	142	138	181

(1)	No capital expenditure statistics are available for fiscal 1999.
(2)	Statistics for 1999 through 2004 are sourced from the Company’s 20-F submissions.
(3)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ending December 2004.
(4)	Statistics for 2005(H2) are sourced from the FM the six month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.

2.4.9	Australian Operations

Harmony has two operational mines in Western Australia, namely the Mt. Magnet & Cue Mine and South Kalgoorlie Mine. These operations were acquired with the acquisition of two Australian gold mining companies: New Hampton, acquired with effect from 1 April 2001, and Hill 50, acquired with effect from 1 April 2002. Table 2.21 presents the design and maximum operating capacities of the production units at the Australian Operations.

Through the New Hampton transaction, Harmony acquired two operations in Western Australia (Big Bell in the Murchison region and Jubilee in the Eastern Goldfields near Kalgoorlie), two processing plants associated with these operations and related exploration rights. The Big Bell operation has subsequently ceased operating during July 2003, with its plant sold in November 2003, and the Jubilee operation was merged with the New Celebration operation, acquired in the Hill 50 transaction, to form the South Kalgoorlie Mine.

Through the Hill 50 transaction, Harmony acquired the Mt. Magnet & Cue Mine in the Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie, two plants associated with these operations and related exploration rights. Abelle, whose major assets are located in Papua New Guinea, was acquired with effect 1 May 2003. Through the Abelle transaction, Harmony acquired the Gidgee operations in the Murchison region of Western Australia with the plant associated with this operation as well as exploration projects in Australia, Papua New Guinea and Indonesia. In December 2003 Harmony sold its Gidgee operations.

In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended 30 June 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie Mine and combined the corporate offices of New Hampton and Hill 50 in Perth. The Abelle corporate office was also merged with the Harmony corporate office in Perth during the quarter ended 30 September 2003, after the buyout of the Abelle minorities were completed.

Each of Harmony’s Australian operations, Mt. Magnet & Cue Mine and South Kalgoorlie Mine, conducts surface mining (principally through open pit methods) and underground mining, with access through two declines at Mt. Magnet & Cue Mine and one decline at South Kalgoorlie Mine. Mining at Harmony’s Australian operations involves more mechanized mining than at Harmony’s South African operations with the exception of operations at Target. Outside contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony’s management.

Table 2.22 presents historical and forecast production and expenditure statistics at the Australian Operations. In fiscal 2004, the Australian Operations accounted for approximately 10% of Harmony’s total gold sales.

Mt. Magnet & Cue Mine:

Introduction: Mt. Magnet & Cue Mine comprises three underground and 10 open pit operations and associated infrastructure and mineral rights in the Murchison region of Western Australia, Australia. Mt Magnet & Cue Mine has one processing plant: the Checker Metallurgical Plant (“Checker Plant”) which processes all material from the underground and open-pit mining operations.

History: Mining at Mt. Magnet began after the discovery of gold in 1896. The current Mt. Magnet & Cue Mine, which Harmony acquired in the Hill 50 transaction, are comprised of the Hill 50 and Star underground mines, production from which commenced in the late 1980s, nearby open pits and the processing of low grade ore from previously accumulated stockpiles.

Location: Mt. Magnet & Cue Mine is located in the vicinity of the townships of Mount Magnet (Latitude 28°04’S and longitude 117°51’E) and Cue (Latitude 27°26’S and longitude 117°53’E) which are 569km and 650km north-east of the city of Perth respectively. The townships are connected to Perth by the sealed Great Northern Highway. Locality plans for the Mt. Magnet & Cue Mine is included in Figure 2.11. Mt. Magnet & Cue Mine currently operates under active mining lease permits with a total area of 15,161Ha.

Geology (See Section 3.0 for further detail): The Mt. Magnet & Cue Mine is located in the Murchison region. The geology consists of folded basaltic and komatitic greenstones with intercalated banded iron formations and volcaniclastic units. In addition to having been intensely folded, the area has undergone substantial faulting and later intrusion by felsic intrusives. Mineralisation within the Murchison belt consists of sulphide replacement style (characteristic of the Hill 50 mine) and quartz lode and shear hosted hydrothermally emplaced bodies proximal to fault conduits. Smaller stockwork bodies within felsic intrusives are also common. As is typical of the Yilgarn Region, the deep weathering profile at Mt. Magnet & Cue Mine has resulted in supergene enrichment and hypogene dispersion of gold in the oxidizing environments. These effects create deposits suitable for open pit mining although historically underground mining of primary lodes was the largest contributor to Mt. Magnet & Cue Mine’s gold production.

Mining Operations (See Section 5.0 or further detail): The Mt. Magnet & Cue Mine is engaged in underground, open pit and waste rock mining. Underground operations at Mt. Magnet & Cue Mine consist of the Hill 50 and Star mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,300m in depth, is currently one of Australia’s deepest underground mines. The Star mine is approximately 950m in depth. Underground mining is conducted by decline tunnel access.

The principal challenges facing the Hill 50 underground mine is its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. As a result, maintaining adequate grade remains a critical component of this mine.

The same issues affected the Star underground mine in fiscal 2004, but due to its lower grade and variability of grade, it faced additional challenges. The orebody is difficult to define and requires significantly better mining grades than those achieved in fiscal 2004 to justify further investment in deepening the decline. Therefore, a decision was taken in fiscal 2004 to stop the decline development at Star. With the closure of Star additional underground tonnage will be provided by developing a new underground mine at the St. George open pit, which was one of the open pits mined in fiscal 2004. It is anticipated that the development of the decline at St. George will start in December 2004, with production commencing in the June 2005 quarter.

Surface operations at Mt. Magnet & Cue Mine exploit several medium sized open pits, as well as numerous smaller open pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet & Cue Mine. The principal challenge facing the Mt. Magnet & Cue Mine operations is that the open pits are situated in small ore bodies, which results in short mine lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. Maintaining grade and managing the increased geotechnical complexities of the Hill 50 and Star underground mines also remains critical.

Production at Hill 50 underground mine was negatively affected during fiscal 2003 as well as most of fiscal 2004 by a series of rockfall incidents starting in February 2003, which blocked the main ventilation raises near the bottom of the mine. These incidents not only affected all of the high grade production stopes but also revealed the need for a redesign of the stope configurations and the positioning of the ventilation system at the deeper levels of the mine. This adversely affected production levels and costs at Hill 50. The new ventilation raises were completed at a cost of A$2.8m by December 2003. The Star underground mine and open pits took up a significant portion of the tonnage shortfall but could not make up for the gold production shortfall from this high grade source.

Processing Plants (See Section 6.0 for further detail): The Mt. Magnet & Cue operations include one metallurgical plant, the Checker Plant. This plant was built in 1989 as a CIL plant and was upgraded in late 1999 to a CIP plant. Actual throughputs at the Checker Plant vary based upon the blend of oxide and sulphide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulphide) and 30% oxide (soft) blend. Details regarding the tailings deposition facilities at the Mt.Magnet & Cue Mine are given in Section 7.0.

Capital Expenditure: Harmony spent approximately A$19m in capital expenditures at the Mt. Magnet & Cue Mine during fiscal 2004, primarily for underground development, exploration and plants. Harmony has budgeted approximately A$22m for capital expenditures at the Mt. Magnet & Cue Mine during fiscal 2005, principally for underground development and infrastructure.

South Kalgoorlie Mine

Introduction: South Kalgoorlie Mine comprises the one underground mine and numerous satellite open-pits and associated infrastructure and mineral rights in the Eastern Goldfields of Western Australia, Australia. South Kalgoorlie Mine has one operating processing plant: the Jubilee Metallurgical Plant (“Jubilee Plant”) which processes all material from the underground and open pit mining operations.

History: The South Kalgoorlie Mine includes several open pits at Jubilee and New Celebration, as well at the Mt.Marion underground mine at New Celebration. In the Jubilee area, two separate companies commenced gold mining by modern methods in 1987, although some sporadic mining of gold took place in the area in the late nineteenth century. The Jubilee operations were originally comprised of large Jubilee open pit, but in recent years have also drawn on a number of smaller open pits. Harmony acquired the Jubilee operations in the New Hampton transaction. The New Celebration operations were initially developed in 1987 by a third company exploiting the same ore body that hosted the Jubilee Pit, as well as satellite operations. Hill 50 acquired these operations from Newcrest Mining Limited. in June 2001. The Mt. Marion decline, which is the largest underground development in the former New Celebration operations, was established in 1998. Harmony acquired the New Celebration operations, including the Mt. Marion underground mine, in the Hill 50 transaction.

Following the acquisitions of New Hampton and Hill 50, Harmony integrated the Jubilee operations and New Celebration operations to form the South Kalgoorlie Mine.

Location: South Kalgoorlie Mine is located 30km south of Kalgoorlie, Western Australia, Australia. Located at latitude 30º45’S and longitude 121º28’E the site is accessed adjacent to the Kalgoorlie-Kambalda Highway. Locality plans for the South Kalgoorlie Mine is included in Figure 2.11. South Kalgoorlie Mine currently operates under active mining lease permits with a total area of 24,745Ha.

Geology (See Section 3.0 for further detail): The South Kalgoorlie Mine is located in the Eastern Goldfields region of Western Australia. The South Kalgoorlie ore bodies are located in a number of geological domains including the Kambalda and Coolgardie Domains and the Zuleika Shears. At South Kalgoorlie, the mining tenure and geology straddles the three major fault systems or crustal sutures considered to be the main ore body plumbing systems of the Kalgoorlie Goldfield. The geology consists of Archaean greenstone stratigraphy of basalts and komatiites with intercalated sediments, tuffs, volcaniclastics and later felsic intrusives. Late stage and large scale granitic (Proterozoic) intrusion has stoped out large sections of the greenstone. Quartz lode and shear hosted bodies are the most dominant among many 80 mineralisation styles. Large scale stock workbodies hosted in felsic volcanics are an important contributor to bulk tonnage of relatively low grade deposits.

Mining Operations (See Section 5.0 for further detail): The South Kalgoorlie Mine is engaged in open pit, underground and waste rock mining. At Jubilee, during fiscal 2004, open cast mining was conducted mainly at the Trojan and Golden Ridge pits and a number of other smaller open pits. Harmony employs contractors who use large earthmoving equipment to extract ore from these pits. The surface operations at New Celebration exploited a number of small short-life and shallow open-cast mines during fiscal 2004. Ore from both surface and underground sources is now treated at the Jubilee Plant.

The primary challenge facing the South Kalgoorlie Mine is that most of the open pits are situated in small ore bodies, which results in short mines lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. Underground operations face challenges similar to those faced by the Mt. Magnet & Cue underground operations; however, depths at Mt. Marion mine are much shallower (740m vertical depth versus 1,300m vertical depth at Mt. Magnet & Cue Mine).

Mt. Marion is a decline mine that has switched to a long-hole sub-level caving methodology. The purpose of this change in mining method is to better manage the geotechnical risks without diminishing returns from the mine. The Mt. Marion mine also is exposed to other risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting.

Processing Plants (See Section 6.0 for further detail): The South Kalgoorlie Mine operation includes one active metallurgical plant: the Jubilee Plant. The Jubilee Plant is based on a CIL flowsheet which treats ore from the open pits as well as the Mt. Marion underground mine which is transported by conventional road trains. The New Celebration Plant was commissioned in 1986 as a CIP plant and later upgraded in 1988 by the addition of a larger parallel circuit. In 2003 a decision was taken to use this plant for toll treatment purposes, and it was utilized for this purpose in fiscal 2004. The plant is currently on care and maintenance, and has been put up for sale. Actual throughputs of the South Kalgoorlie plants vary based upon the blend of oxide and sulphide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulphide) and 30% soft (oxide) blend. Details regarding the tailings deposition facilities at the South Kalgoorlie Mine are given in Section 7.0.

Capital Expenditure: In fiscal 2004, Harmony spent approximately A$8m in capital expenditures at South Kalgoorlie Mine, primarily for underground and open pit mine development and exploration, as well as plant major maintenance. Harmony has budgeted approximately A$16.1m for capital expenditures at the South Kalgoorlie Mine during fiscal 2005, principally for underground and open pit mine development and exploration.

Table 2.21 Australian Operations: design and operating capacities

Mining Assets	Design Capacity (ktpm)	Maximum Operating Capacity (ktpm)	Life (years)
Mt. Magnet & Cue Mine	225	194	6.9
South Kalgoorlie Mine	110	109	2.9
Checker Plant	225	194	6.9
Jubilee Plant	110	109	2.9

Table 2.22 Australian Operations: historical and forecast production and expenditure statistics(1), (2), (3), (4)

Statistics	Units		1999	2000	2001	2002	2003	2004	2005(H1)	2005(H2)
Production
Tonnage	(kt	)	0	0	0	4,784	7,151	4,742	1,930	1,823
Yield	(g/t	)	0.0	0.0	0.0	1.6	2.2	2.2	2.6	3.1
Sales	(koz	)	0	0	0	253	510	338	158	184
Expenditures
Cash Operating Costs	(A$m	)	0	0	0	117	249	159	56	82
Capital Expenditure	(A$m	)	0	0	0	28	39	29	14	10
Cash Costs	(A$/oz	)	0	0	0	462	488	471	353	442
Cash Costs	(A$/t	)	0	0	0	24	35	34	29	45

(1)	No statistics are available from the Company’s 20-F submissions at the Australian Operations reporting level for fiscal 1999 through fiscal 2001 inclusive.
(2)	Statistics for 2002 through 2004 are sourced from the Company’s 20-F submissions.
(3)	Statistics for 2005(H1) are sourced from the Company’s quarterly reports for the six months ended December 2004.
(4)	Statistics for 2005(H2) are sourced from the FM the six-month period ending 30 June 2006. The financial statistics are also reported in 30 June 2006 money terms.

2.4.10	Papua New Guinea Operations

The key business focus of the Papua New Guinea Operations is on the three development properties of the HVGP, the WGP and the GCGP, all of which are located in Papua New Guinea (“PNG”).

Introduction: Harmony’s interests in PNG consist of exploration titles covering some 1,922 square kilometres of prospective gold and copper-gold geology structurally related to the Wau Graben, arc-parallel and transfer faulting. The titles are broken into two groups: the northern and southern group: the northern group being referred to as the Wafi Project Area (“WPA”), which in turn incorporates the WGP and the GCGP; the southern group is referred to as the HVGP (previously Morobe Gold Project) and incorporates the Hidden Valley, Kaveroi, Hamata and Kerimenge gold and gold-silver deposits. The Papua New Guinea Operations are owned by two separate PNG incorporated companies: Morobe Consolidated Goldfields Limited (“Morobe”) and Wafi Mining Limited (“Wafi”), which are wholly-owned subsidiaries of Harmony.

Harmony currently has a corporate office in Port Moresby, the capital of PNG, as well as offices in Lae and Wau, to facilitate the development of the HVGP and perform the pre feasibility work on the WGP.

Geology (See Section 3.0 for further detail): Harmony’s PNG exploration holdings cover a tract of prospective stratigraphy which is located in the Morobe Province south-west from Lae, the provincial capital. This rugged area is dominated by uplifted Lower Jurassic and Cretaceous sediments known as the Owen Stanley Metamorphics. The Owen Stanley Metamorphics are intruded by the extensive Middle Miocene-age Morobe Granodiorite.

At the WPA, the bulk of gold mineralisation is located within moderate to steep east-dipping Owen Stanley conglomerates, sandstones and shales that surround a large diatreme. Gold mineralization appears to be controlled by mostly bedding-parallel faults and is associated with complex high-sulphidation hydrothermal alteration assemblages. These assemblages form roughly concentric zones centred on the diatreme. Located near the north-eastern margins of the diatreme, and about 1km north of the Wafi sediment-hosted gold resource, is the Golpu porphyry copper-gold deposit. With a diameter of up to 300m the porphyry forms a discrete, near-vertical fault-bounded pipe that extends from about 100m below the surface to 1,000m down-plunge. The porphyry is dioritic in composition and has undergone late-stage epithermal, high sulphidation alteration. A gold-bearing silica cap is developed directly over the top of the porphyry.

In contrast to Wafi, the Hidden Valley-Hamata deposits in the Wau-Bulolo area to the south are hosted almost exclusively by the Miocene-age Morobe Granodiorite. Gold mineralization in this area is confined to a northwest-trending structural corridor known as the Wau Graben. Sediments belonging to the Owen Stanley Metamorphics overlay the Hidden Valley deposit. The entire sequence is intruded by the Pliocene-age gold-bearing Edie Porphyry.

At Hidden Valley, low-sulphidation gold mineralisation occurs within veins that are distributed in a structurally controlled, flat to moderately-dipping northwest-trending, stockwork within the granodiorite.

At Hamata, which is at a lower elevation than Hidden Valley, the overlying sediments have been stripped away. Mineralisation occurs in at least three subparallel stockwork zones that strike northeast and dip at 45º to 50º southeast.

Hidden Valley Gold Project

On 24 December 2003 Abelle announced to the market that it completed the Hidden Valley Feasibility Study. The development concept for the HVGP as announced by them is a two phase project where Phase 1 mines the known orebodies at the Hidden Valley, Kaveroi and Hamata prospects. This phase carries the full capital, plant and infrastructure impost. Phase 2 progressively extends sustainable production with a concept of a centralised process plant being fed from a number of regional ore sources.

After performing a due diligence process on the Feasibility Study in January 2004, the Harmony board approved the development of the project, and as a consequence Harmony also decided to buy out the minority shareholders of Abelle.

Introduction: The HVGP is 100% owned by Harmony through its wholly owned PNG subsidiary, Morobe. Alluvial gold was first discovered at Hidden Valley in 1928. It was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677. Five Pre-Feasibility and Feasibility Studies have been prepared for the HVGP by the various owners over a number of years commencing in 1998.

Abelle completed a feasibility study in December 2003, which met the specific requirements of the PNG project approval process. Abelle’s design concept incorporates a two phase process in which phase one incorporates the Hamata deposit into the development plan with the plant and tailings dam located at Hamata with a crushing facility located at Hidden Valley and 5km overland conveyor delivering ore from Hidden Valley and Kaveroi to Hamata. Phase two contemplates extending project life by pit extensions, underground or near mine development. Phase one included the purchase of the Misima Mines Limited’s 537ktpm treatment plant, remaining mining fleet, service infrastructure, stores and spares for A$8.5m.

Location: The HVGP comprises four exploration licenses of 966km2 in the Wau District of Morobe Province, PNG. The project is located 210km north-northwest of Port Moresby and 90km south-southwest of Lae, the two largest cities in PNG. Access to the project is by sealed road from the deep-water port of Lae to Bulolo, all-weather gravel road to Wau and then by unsealed tracks. Locality plans for the HVGP is included in Figure 2.12.

Project Overview: The definitive feasibility study was completed in December 2003 and incorporates the mining of both the Hamata and Hidden Valley/Kaveroi resources. Harmony is currently optimizing the feasibility study and considering various alternatives which are targeting reduction of the operating cost of the project or reduce the capital requirements.

The ore will be mined in a sequence that sees the low silver Hamata ores mined first with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores. Harmony is continuing a drilling program to identify additional Mineral Resources around the project area to extend the anticipated mine life of 8 years, which includes an 18 month construction period.

Total capital expenditure for the project is estimated at A$254m, which includes the purchase of a mining fleet and power station, as well as normal plant and infrastructure construction costs. Harmony is currently investigating the various financing alternatives available for the project.

Deconstruction and transportation of the Misima plant commenced in June 2004 and was 50% complete by mid-September 2004 and should be complete by December 2004. The plant will be stored in Lae and components will be transported to Hidden Valley for installation as project development proceeds.

The process plant will process ore at a rate of approximately 295ktpm and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The process plant will commence as a primary crushing, grinding, CIL, Merrill-Crowe zinc precipitation, gold room and tailings detox plant for the low silver Hamata ores, revert to a primary crushing, grinding, flotation, concentrate regrind, Counter-Current Decantation (“CCD”) circuit with Merrill-Crowe zinc precipitation, flotation concentrate and tailing CIL, gold room and tailings detox for the high silver oxide/transition ores and then a similar circuit without flotation tail CIL for high silver sulphide ores from Hidden Valley/Kaveroi ores.

Harmony has lodged environmental permitting and approval documentation and is now awaiting formal response from the relevant PNG authorities.

Exploration Potential: The HVGP revised Feasibility Study considers the mining and development of the Hamata, Hidden Valley and Kaveroi deposits only. While these alone provide for a robust project of 8 to 10 years duration, there is potential to extend the project life from other advanced prospects and mineralisation that are within a 10km radius of any proposed plant site. These include the advanced Kerimenge deposit, Andim, Nosave, Purrawang, Apu Creek prospects that are immediate extensions to the known mineralisation systems at HVGP, the more peripheral Waterfall, Bulldog, Bulldog North and Daulo prospects as well as the Yafo and Yava prospects near Hamata. Harmony currently anticipates that the Project approval process will be completed by December 2004.

Capital expenditure on the project for fiscal 2005 is estimated to be A$80m.

Wafi Project Area

Introduction: The WPA prospect is owned 100% through a subsidiary PNG company, Wafi. The first exploration at WPA dates back to the nationwide porphyry copper search by CRA Exploration Limited in the late 1960’s. Harmony assumed control of the WGP as a result of its acquisition of Abelle.

Location: The WPA is located near Mt.Watut in Morobe Province, Papua New Guinea, 60km southwest of Lae and 60km northwest of Wau. The site is accessed by sealed road (Lae to Bulolo) which comes within 5km of the eastern edge of the tenements. The WPA camp is located at an elevation of approximately 500m above sea level. The terrain is mountainous and forested in most areas. Immediately west of the project area, the Watut Valley makes for relatively simple road access to the project. The WGP and the GCGP themselves lie a further 10km west and at this point are accessed and serviced by helicopter. A dry weather access track was completed between the sealed Lae-Bulolo road and Wafi during fiscal 2004. Locality plans for the WPA is included in Figure 2.12.

Project Overview: The project is held under 4 contiguous exploration licenses totalling 996km2 and comprises two separate ore systems located within close proximity of each other known as the WGP and the GCGP, respectively. The Wafi gold mineralisation is hosted by sedimentary/volcaniclastic rocks of the Owen Stanley Formation which surround the intrusive Wafi Diatreme. Gold mineralisation occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralisation and epithermal style vein-hosted and replacement gold mineralisation with associated wall-rock alteration.

Four main zones (Zone A, Zone B, The Link Zone (between Zone A & B) and to a lesser extent, the Western Zone have been drill tested at WGP revealing substantial gold mineralisation within a mostly high-sulphidation system.

Work undertaken by Abelle included a diamond core drilling program that commenced in late February 2003 aimed at defining the geometry of the higher grade link mineralisation. The cores from these holes revealed that the deeper high grade ore is associated with carbonate and minor base metal mineralisation indicative of a low sulphidation ore system and in places appears to over print previous mineralisation. During 2004 Harmony completed a program of 13,000m of RC drilling to further define the shallower portions of the resource and to explore for additional oxide resources. The Wafi gold mineralisation can be split into three groups from a metallurgical perspective:

•	Oxide mineralisation with recoveries of 95% by conventional cyanidation;

•	Transitional mineralisation with recoveries of 86% via conventional cyanidation; and

•	Primary mineralisation which is further divided into two ore types these being Zones A and B primary mineralisation with conventional cyanidation recoveries of 50% and the high grade (5 g/t) Link Zone mineralisation with conventional cyanidation recoveries of 20%.

The primary mineralisation is refractory. Various oxidative refractory treatment options have been investigated by the various project owners. The main body of testwork was carried from 1989 to 1991.

Testwork showed that gravity and ultra fine grinding are ineffective. Flotation response was also poor. Zone A and B ore and flotation concentrates responded well to pressure oxidation and bacterial oxidation, with recovers of 90% being achieved, while whole ore and concentrate roasting recoveries were slightly lower at 85% to 88%. Only 50% to 60% sulphur oxidation was required. Flotation tailing leach recoveries above 60% were also achieved.

Aurora Goldfields (“AGF”) undertook characterisation and pressure oxidation testwork on Link Zone mineralisation in 1998, due to the very poor conventional cyanidation recoveries achieved (20%). Pressure oxidation recoveries of 95% were achieved; however AGF went into receivership after this period and further development work stopped. Abelle concluded that whole ore roasting had the best opportunity to produce positive economics, due to the potential to produce sulphuric acid from roaster off gas. Harmony is further investigating the metallurgical process to optimise recoveries.

The GCGP is located approximately 1km northeast of the Wafi gold orebody. The GCGP is a dioritic porphyry copper-gold deposit. The Golpu host lithology is a typical zoned porphyry copper alteration halo grading from potassicphyllic advanced argillic upwards in the core. Outwards from the core the alteration grades from the above to argillicpotassic to propylitic. The mineralised body is a porphyry copper-gold ‘pipe’ with approximately 200m by 200m plan dimensions, a steep north plunge and it remains open at 1.2km depth, the maximum depth to which it has been drilled.

The surface expression is oxidized and leached to about 150m vertical depth resulting in a residual gold only resource from which the copper has been leached. At the oxidation interface a 20m to 30m thick zone of supergene copper enrichment is developed which transitions at depth into a lower grade covellite-enargite ore. Beneath this is a zone of more covellite rich mineralisation that contains lesser enargite and consequently arsenic. From approximately 300m below surface the ore exists in a covellite rich (arsenic poor) form grading into a chalcopyrite-bornite rich zone from approximately 500m to its current known depth of approximately 1.2m. Harmony is currently reviewing all data relating to the Golpu Project with the objective of performing a Pre-Feasibility into the development of the project.

The Wafi Golpu Copper-Gold mineralisation can be split into four principal zones from a metallurgical perspective:

•	Gold cap: This has had no metallurgical test work, but indications are the ore will be free milling, however the presence of copper will need to be considered;

•	Supergene/Transitional zone: This consists of an oxidized supergene copper enriched zone overlaying a lower grade covellite-enargite porphyry. Preliminary metallurgical test work undertaken by Rio Tinto has shown that the flotation response is poor with copper recoveries of 70% into a copper concentrate of 25% copper. Blending has been proposed for this ore zone;

•	High Arsenic Zone: This consists of a complex suite of copper minerals including arsenic rich enargite and tennantite. Flotation response is good, however the arsenic floats with the concentrate resulting in copper concentrates containing 1% to 3% arsenic, which would incur significant smelter penalties. Controlled blending is also proposed for this ore zone; and

•	Low Arsenic Zone: Copper mineralisation in this zone consists almost exclusively chalcopyrite. The flotation response is excellent with recoveries of 92% into a 30% copper concentrate.

Gold recovery into concentrate is 60% of copper recovery. A scoping study is being undertaken on the WGP and GCGP, in preparation for a pre feasibility study which is to be completed in fiscal 2005.

2.4.11	Other Exploration Properties

Appendix 1 to this CPR includes summary technical information reproduced from public domain documentation. This information has not been verified by SRK and consequently SRK expresses no opinion as to the validity of such information. Specifically these include interests in the Burnside JV (50%) and Bendigo Mining NL (11.64%).

Mt. Muro Project Indonesia: The Mt. Muro project is owned by PT Indo Muro Kencana (“PT Indo”), in which Harmony has a 30% interest, and is located in central Kalimantan, Indonesia. The project was placed on care and maintenance by Aurora Gold Limited in mid 2002 after a number of successful years.

Abelle reached agreement with Straits Resources Limited (“Straits”) to form a joint venture to explore and assess the redevelopment of Mt. Muro and Straits assumed the role of manager and operator of the joint venture from 1 May 2003. Under the agreement with Straits, Abelle retains a free carried 30% interest to the recommencement of commercial gold production. Straits must also maintain the plant, equipment and infrastructure in good standing and spend a minimum of US$1m on exploration per annum over and above holding costs. Straits is an Indonesian operator with considerable experience and expertise in operating in the Indonesian environment.

Abelle has a number of exploration projects throughout Australia, inherited from the merger with Aurora, and during fiscal 2004, pursued an active policy to dispose or outsource these projects, as they were considered non core to the PNG development strategy. Most of these interests are managed by third parties. During January 2004, Abelle sold its interest in the Credo project in Western Australia to its joint venture partner, Yilgarn Mining Limited for A$250k and 1.75 million shares in Yilgarn. Various other projects were also farmed out or disposed of during the year.

Harmony also has rights to tenements located north of the well known Kambalda nickel sulphide deposits. Portions of the tenements cover strike extensions of the Kambalda Dome stratigraphy and komatiites along the Wildcatter’s Shear Zone and are considered highly prospective for nickel sulphide deposits. Further a number of nickel sulphide deposits have been recognised on the Harmony’s tenements surrounding the South Kalgoorlie Mine.

2.5	Mining Title, Law and Taxation

SRK has not reviewed the various agreements (regulatory or third party) relating to mineral rights, surface freeholds, mining authorisations, prospecting licences, exploration licences, claims or other such tenements or titles from a legal perspective. Consequently SRK has relied on advice by Harmony and its legal advisors to the effect that Harmony is entitled to mine all material falling within their respective mineral rights and/or mining rights and that all necessary statutory mining authorisations and permits are in place.

Details relation to relevant environmental permits are included in Section 11.0 of this CPR.

2.5.1	South Africa

The Mineral and Petroleum Resources Development Act (the “MPRDA”) came into effect on 1 May 2004. The MPRDA vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for Historically Disadvantaged South Africans (“HDSA”) who wish to participate in the South African mining industry, and advance social and economic development as well as to create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Harmony currently owns substantially all of the mineral rights under the previous regime (the Minerals Act of 1991) for its Mining Assets and will seek to convert these rights into “new order” mining rights under the MPRDA.

Under the former regulatory regime, mineral rights (which encompass the right to prospect and mine) in South Africa were held either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constituted real rights in land, which were enforceable against any third party. Prospecting and mining are now regulated by the provisions of the MPRDA including the transitional provisions included therein.

The transitional provisions of the MPRDA phase out existing rights to prospect and mine granted under the old legislation. The transitional provisions contemplate three scenarios:

(1)	mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place;

(2)	mineral rights that are the subject of prospecting permits and prospecting is taking place; and

(3)	mineral rights in respect of which a mining authorization has been issued and mining is taking place.

The rights described in the above three categories are referred to as old order rights. Under (1) the holders of privately-held mineral rights would need to apply for a prospecting or mining right in their own names to replace their existing mineral rights. Application has to be made within one year of the relevant provision of the MPRDA becoming operational. Under categories (2) and (3) any prospecting permit or mining authorization granted under the old legislation would continue to be valid for the period granted under the old legislation, subject to a maximum period of two or five years, respectively. After the lapse of the one year period referred to in category (1) and the two and five-year periods in categories (2) and (3), respectively, the mineral rights would cease to exist. Within these periods, to continue with its mining or prospecting operations, the holders of mineral rights and prospecting permits or mining authorizations would have to apply for a new prospecting right or mining right in respect of category (1) and for conversion to new prospecting or mining rights in respect of categories (2) and (3). Harmony is entitled to conversion of its existing old order rights provided that it complies with the requirements for conversion, some of which are of a discretionary nature.

Under the MPRDA prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years and can be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles including proposals relating to black economic empowerment and social responsibility, the details of which are still being determined, will be considered by the Minister of Minerals and Energy (the “Minister”) when exercising their discretion whether to grant these applications including, for example, evidence of an applicant’s ability to conduct mining operations optimally. Given the discretionary nature of the granting of such applications and the lack of historical cases it is currently difficult to assess whether Harmony might encounter any difficulties when applying for new prospecting rights or mining rights.

The provisions of the MPRDA provide that a mining or prospecting right granted under the MPRDA contains a provision requiring the Minister, within six months of the relevant provision becoming operational, to develop a broad-based socio-economic empowerment charter for effecting entry of HDSA into the mining industry (the “Mining Charter”). The South African Government appointed a task team which included representatives from mining companies, including Harmony, to develop a Mining Charter. On 11 October 2002, the Minister and representatives of certain mining companies and NUM signed a charter that reflects the consultation process called for by the MPRDA. The Mining Charter became effective on May 1, 2004 and its stated objectives are:

•	To promote equitable access to South Africa’s mineral resources for all the people of South Africa;

•	To substantially and meaningfully expand opportunities for HDSA, including women, to enter the

•	Mining and minerals industry and to benefit from the exploitation of South Africa’s mineral resources;

•	To utilise the existing skills base for the empowerment of HDSA;

•	To expand the skills base of HDSA to serve the community;

•	To promote employment and advance the social and economic welfare of mining communities and areas supplying mining labour;

•	To promote beneficiation of South Africa’s mineral commodities beyond mining and processing, including the production of consumer products.

The Mining Charter also clarifies that it is not the Government’s intention to nationalise the mining industry.

To achieve these objectives, the Mining Charter requires that each mining company achieves a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years. Ownership can comprise active involvement, through HDSA controlled companies (where HDSA own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSA own at least 25% plus one vote and there is joint management and control) or collective investment vehicles (the majority ownership of which is HDSA based) or passive involvement, particularly through broad based vehicles like employee stock option plans. The Mining Charter envisages measuring progress on transformation of ownership by:

•	Taking into account, amongst other things, attributable units of production controlled by HDSA;

•	Allowing flexibility by credits or offsets, so that, for example, where HDSA participation exceeds any set target in a particular operation, the excess may be offset against shortfalls in another operation;

•	Taking into account previous empowerment deals in determining credits and offsets;

•	Considering special incentives to encourage the retention by HDSA of newly acquired equity for a reasonable period.

It is envisaged that transactions will take place in a transparent manner and for fair market value with stakeholders meeting after five years to review progress in achieving the 26% target. Under the Mining Charter the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of ZAR100bn over the first five years. Beyond the ZAR100bn commitment HDSA participation will be increased on a willing seller-willing buyer basis at fair market value where the mining companies are not at risk.

In addition, the Mining Charter requires, amongst other things, that mining companies:

•	Offer every employee the opportunity to become functionally literate and numerate by the year 2005;

•	Outline plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and 10% participation by women in the mining industry within five years;

•	Give HDSA preferred supplier status, where possible, in the procurement of capital goods, services and consumables;

•	Identify current levels of beneficiation and indicate opportunities for growth.

When considering applications for the conversion of existing licenses, the government will take a “scorecard” approach to the different facets of promoting the objectives of the Mining Charter. In February 2003 the Department of Minerals and Energy (“DME”) published the scorecard, which is intended to facilitate the application of the Mining Charter and measure compliance with the empowerment requirements of the MPRDA for the purpose of determining whether an application for conversion of old order rights to new order rights should be granted. The scorecard sets out the requirements of the Mining Charter in tabular form which allows the DME to check areas where a mining company is in compliance. The scorecard covers the following areas:

•	Human resource development;

•	Employment equity;

•	Migrant labour;

•	Mine community and rural development;

•	Housing and living conditions;

•	Ownership and joint ventures;

•	Beneficiation; and

•	Reporting.

The scorecard does not indicate the relative significance of each item, nor does it provide a particular score which an applicant must achieve to be in compliance with the Mining Charter and be granted new order rights. The Mining Charter, together with the scorecard, provides a system of “credits” or “offsets” with respect to measuring compliance with HDSA ownership targets. Offsets may be claimed for beneficiation activities undertaken or supported by a company above a predetermined “base state”, which has not yet been established for each mineral. Offsets may also be claimed for continuing effects of previous empowerment transactions.

The charter also requires mining companies to submit annual, audited reports on progress towards their commitments, as part of an ongoing review process.

Harmony has entered into various transactions and agreements which are intended to meet the Mining Charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the mining charter coming into effect. These include: the sale of 10% of Elandskraal to Khuma Bathong; purchase of equity in Harmony by Simane; sale of 26% of the mineral rights associated with Doornkop Mine to AVR; and the Harmony/ARM/Avmin transactions.

There is no guarantee that any steps Harmony has already taken or might take in the future will ensure the successful conversion of any or all of its existing mining rights or for the grant of new mining rights or that the terms of any conversion or grant would not be significantly less favourable to Harmony than the terms of its current rights.

The Mining Titles Registration Amendment Act (the “Mining Titles Act”) came into force on 1 May 2004. The Mining Titles Act provides for the registration of rights granted under the MPRDA. The Mining Titles Act repeals certain sections of the current legislation dealing with the registration of mineral rights, subject to the transitional provisions of the MPRDA. Until rights held under the previous regime are converted to rights under the MPRDA, rights held under the previous regime that become subject to a change in ownership during the transition period will not be able to be registered under the name of the new owner.

The old order mining rights (mining authorisations), held by Harmony, in force immediately before the MPRDA took effect will continue, in terms of the transitional provisions of the MPRDA, to be in force for a period not exceeding five years from 1 May 2004. Harmony as holder of an old order mining right is currently seeking to convert those rights into mining rights under the MPRDA within this period.

Harmony’s conversion program, operating for 18 months, involves the compilation of a mineral asset register and the identification of all of Harmony’s mineral and mining rights of economic interest. Harmony strategy has been to secure all strategic mining rights in a region by region basis. The first application for conversion from “old order” to “new order” mining rights was for the Evander Operations and was lodged on May 21, 2004. The application covers all operating shafts as well as the Evander Rolspruit Project and the Evander Poplar Project. The application for “new order” mining licences for the West Wits Operations were approved on 25 October 2004. The application for Orkney Operations and Kalgold Operations was submitted in October 2004 and the application for Harmony Free State Operations will be submitted during the first quarter of calendar 2005.

The Royalty Bill proposes to impose a 3% revenue based royalty on the South African gold mining sector payable to the South African Government. The royalty would be calculated on the basis of published tradable value or, where no published tradable value is available, on an imputed gross sales value of the relevant mineral. The royalty would be deductible as an expense for income tax purposes as opposed to a rebate against income tax.

Under the terms of the proposed Royalty Bill, the royalty is to take effect when companies convert to new order mining rights in accordance with the MPRDA, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the MPRDA expires. The Minister of Finance in his Budget Speech in February 2004 indicated that the royalty will be based on revenues and will take effect in 2009. If adopted, in either its current or a revised form, the Royalty Bill could have an adverse effect on Harmony’s South African Operations operating results and will have a negative impact on the financial performance and hence valuation of the Mining Assets. The Equity Value as included in Scenario 1 of this CPR gives the impact of the inclusion of a 3% royalty commencing 1 January 2009. Scenario 2 presents the Equity Value assuming a royalty of 0%.

Harmony pays taxes on mining income and non-mining income. The amount of Harmony’s South African mining income tax is calculated on the basis of a formula that takes into account Harmony’s total revenue and profits from, and capital expenditures for, mining operations in South Africa (see Section 13.0 for further detail). Five percent of total mining revenue is exempt from taxation in South Africa. The amount of revenue subject to taxation is calculated by subtracting capital expenditures from operating profit. The amount by which the adjusted profit figure exceeds 5% of revenue constitutes taxable mining income. Harmony and its subsidiaries each make their own calculation of taxable income.

The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies (“STC”). The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of 2004 and 2003, the tax rates for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. In 1993, Harmony elected to pay the STC tax. All of Harmony’s South African subsidiaries, however, elected the STC exemption. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends; paid for purposes of calculating the amount subject to the 12.5% STC tax.

2.5.2	Australia

In Australia, with few exceptions, all onshore mineral rights are reserved to the government of the relevant state or territory. Exploration for and mining of minerals is regulated by the mining legislation of that state or territory and controlled by the relevant state or territory department. The Western Australian Mining Act 1978 (WA) (the “WA Mining Act”), is the principal piece of legislation governing exploration and mining on land in Western Australia. Licenses and leases for, among other activities, prospecting, exploration and mining must be obtained pursuant to the requirements of the WA Mining Act before the relevant activity can begin. Application fees and rental payments are payable in respect of each mining tenement. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Heritage legislation may operate to preclude or regulate the disturbance of a particular area. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and expends a minimum level of investment, it may apply for a mining lease which gives the holder exclusive mining rights with respect to all minerals on the property. It is possible for one person to own the surface of the property and for another to own the mineral rights.

The maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the minister’s discretion and the lease can only be assigned with the consent of the relevant minister. Royalties are payable as specified in the relevant legislation in each state or territory. A general-purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Harmony’s Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defence of native title claims, may be deducted from income. With effect from 1 July 1998, mining operations (other than operations on freehold land) are also subject to a 2.5% gold royalty because the mineral rights are owned by the state. All gold production from the Mt. Magnet & Cue Mine is subject to this royalty. Most of the production from the South Kalgoorlie Mine is from freehold land and is, accordingly, exempt from this royalty.

With effect from 1 July 2001, the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for depreciation attributable to assets and certain other capital expenditures. In addition, under current Australian tax law, certain grouping concessions are available to companies in the same ultimate control group. These concessions include the ability to group losses and obtain capital gains tax roll-over relief from the transfer of assets among two or more entities if the entities are engaged in the same business or if the entities are wholly owned by the same entity. Harmony’s subsidiaries in Australia accordingly qualify to transfer losses from one entity to another in the event that a loss is made in one entity and a profit is generated in another.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of Harmony’s Australian subsidiaries that are paid to Harmony. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company’s parent company).

Where dividends are fully taxable, an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.

2.5.3	Papua New Guinea Law in respect of Mining Title

The mining code is based upon those of Australian states such as Queensland. The Mining Act sets out a detailed regime dealing with the types of tenement available, the making of development contracts, payment of fees and royalties, and compensation for landowners.

Exploration activities are governed by the issue of exploration licences (“EXL”) which confers on the holder an exclusive right to explore for minerals over the defined area and the exclusive right to apply for a mining tenement. The holder of an EXL may make application for a mining lease or a special mining lease (“SML”). Most small-scale operations apply for a mining lease, whilst large-scale projects operate under an SML. A mining lease confers on the holder an exclusive right to mine, and to own the product of minerals lawfully mined, for a period of up to 20 years, with an entitlement to apply for a further renewal of up to 10 years. An SML lasts for up to 40 years, with an entitlement to apply for a further extension of up to 20 years. An SML requires an appropriate Mining Development Contract to have been entered into with the State of Papua New Guinea.

It is a common term of most EXL that the State may at any time prior to the commencement of mining elect to make a single purchase of up to a 30% fully contributed interest in the tenement at a price equal to the accumulated exploration expenditure attributable to the interest. Once an interest is acquired by the State, it contributes to the further exploration and development costs on a pro rata basis. The State’s reservation arises by way of a condition included in all exploration licenses. The policy of the State is not to take equity in small or medium sized mining projects.

A percentage of the States acquired interest is usually provided to provincial governments and landowners from the mine area. Current policy requires that capital for mining developments include at least 25% equity.

Assessable income from mining operations carried out under a SML is taxed at a rate of 35% where the income is earned by a resident company and 48% where the income is earned by a non-resident company. Assessable income from other sources is earned at 25% for resident companies and 48% for non-residents. With some exceptions a dividend withholding tax of 17% applies to dividend payments whether to a resident or non-resident shareholder. Major mining projects are subject to a project basis of assessment commonly known as “ring fencing”, which means that income from an SML cannot be sheltered by losses or deductions arising from another project. Where mining operations from an SML generate significant profits, further income tax, known as additional profits tax, may become payable.

A royalty of 2% of the net smelter return is payable to the State on minerals produced from a mining operation. PNG introduced a value added tax (“VAT”) from 1 July 1999 at a rate of 10%. This is accompanied by a reduction in import duties. Under this legislation the export of unprocessed minerals will be zero rated, with full recovery of input tax. However, to compensate for the benefit the mining industry will receive from the lower import duties, the government are also introducing a 4% levy on turnover. The mining industry is currently negotiating with the government for a review of the rate of levy applicable, as it is considered that the impact of the 4% levy will be to increase the cost of mineral exploration, development and mining in Papua New Guinea. The potential impacts of this 4% levy has not been included in the FM for the PNGTE.

The gold and silver production from the HVGP will be subject to a 2% royalty, payable on the net return from refined production if refined in Papua New Guinea or 2% royalty on the realized price if refined out of PNG.

Pursuant to the sale agreement of EXL677 (the Hidden Valley and Kaveroi deposits) by Rio Tinto to AGF, a royalty payment from refined gold production is payable to Rio Tinto as per the following considerations:

•	For gold production <200,000oz a royalty of 0% shall apply;

•	For gold production between 200,001oz and 1,000,000oz a royalty of 2% shall apply;

•	For gold production between 1,000,001oz and 5,000,000oz a royalty of 3.5% shall apply; and

•	For gold production greater than 5,000,000oz a royalty of 2% shall apply.

Pursuant to the sale agreement of Wafi to Abelle (via wholly-owned subsidiary companies) from Rio Tinto, a royalty of 2% on gold production or a 2% Net Smelter Return (“NSR”) from copper-gold concentrates is payable to Rio Tinto as a deferred acquisition cost.

2.6	Mining Title and other rights – current status

SRK has not reviewed the legal status of all necessary rights pertaining to the Mining Assets and has relied upon the Company, in respect of the validity of such rights in this regard.

2.6.1	South African Operations

The land holding positions relating to the South African Operations are classified into four main categories: existing mining authorisation; area for which extensions have been applied for; contiguous mineral rights; and non-contiguous mineral rights. On approval of areas currently under consideration for extension Harmony will have mining authorisations totalling 139,554Ha. Harmony’s South African Operations are effectively lease bound and therefore do not include any significant mineral rights external to the current lease areas. Details relating to environmental permitting are include in Section 11.0 of this CPR. Table 2.23 summarises the land holding positions for the South African Operations. Figure 2.13 through to Figure 2.22 inclusive show the land holding positions for the South African Operations.

Table 2.23 Land Holdings: South African Operations

Mining Assets	Existing Mining Authorisations (Ha)	Extension Application (Ha)	Contiguous Mineral Rights (Ha)	Non-Contiguous Mineral Rights (Ha)
Freegold Operations	21,204	9,162	4,877	24,484
West Wits Operations	24,266	0	3,006	572
Target Operations	4,151	0	23,200	3,251
Harmony Free State Operations	22,583	1,815	3,256	4,094
Evander Operations(1)	36,898	2,262	2,837	1,462
Orkney Operations	9,317	0	0	0
Welkom Operations	5,511	0	0	0
Kalgold Operations	615	3,810	0	0

Total	124,545	17,049	37,176	33,863

(1)	Excludes prospecting rights granted of 162,237Ha.

2.6.2	Australia Operations

The land holding position relating to the Australian Operations is classified into five main categories: Mining lease; Exploration Lease; Prospecting Licence; Miscellaneous Licence; and General Purpose Licences.

Most mineral rights in Australia are the property of the government and accordingly mining companies are liable for royalties which are based on production. There, are however, limited areas where the government granted freehold estates without reserving mineral rights. Harmony has freehold ownership of mining assets comprising the Jubilee operations. Current Australian law also requires native title approval prior to granting of a mining license. As of 1 January 2005, Harmony have approved mining leases for most of their Mineral Reserves, however if Harmony were to expand into additional areas under exploration, these operations would need to convert the relevant exploration licences prior to commencement of mining operations which process may also require native title approval. In such circumstances there is no assurance that such approval would be granted.

Harmony controls tenements over a total area of 196,665Ha of which the active mining areas currently total 39,906Ha. Table 2.24 summarises the land holding positions for the Australian Operations including their status in respective those which are active and those pending. Figure 2.23 and Figure 2.24 show the land holding positions for the Australian Operations.

Table 2.24 Land Holdings: Australian Operations

Mine	Tenement Type	Tenements			Area
		Total (No.)	Active (No.)	Pending (No.)	Total (Ha)	Active (Ha)	Pending (Ha)
Mt. Magnet and Cue Mine
	Mining Lease	89	60	29	20,406	15,161	5,245
	Exploration Lease	7	3	4	31,000	14,750	16,250
	Prospecting Licence	34	21	13	3,249	1,328	1,921
	Miscellaneous Licence	3	2	1	94	3	91
	General Purpose Licence	1	1	0	3	3	0

South Kalgoorlie Mine
	Mining Lease	69	36	33	45,018	24,745	20,273
	Exploration Lease	17	10	7	6,907	6,907	0
	Prospecting Licence	67	50	17	81,434	79,397	2,037
	Miscellaneous Licence	14	13	1	162	145	17
	LOC/SL	3	3	0	8,392	8,392	0

(1)	Harmony holds 100% interest in all of the above Tenements.
(2)	All associated expenditures for securing the above tenements have been included in the FM.

2.6.3	Papua New Guinea Operations

The land holding position relating to the Papua New Guinea operations comprise exploration licences for the HVGP and the WPA. Table 2.25 summarises the land holding positions for the Papua New Guinea Operations including their status. Figure 2.12 show the land holding positions for the Papua New Guinea Operations.

EXL 677 (the “Hidden Valley Tenement”) covers and area of approximately 71Ha and contains two gold-silver deposits, namely Hidden Valley and Kaveroi Creek, and around 17 gold prospects located approximately 15km south-west of Wau. The Wau tenements (EXL 497, EXL1193 and EXL1028) cover an area of 214Ha and contain two gold deposits, namely Hamata and Kerimenge, in addition to a further 23 gold prospects located approximately 12km south-west of Wau and close to the HVGP.

As at 1 January 2005, the EPs for the HVGP had not been converted to mining licences, however all applications and approval documents have been lodged and a final decision is pending, expected during the first half of calendar 2005.

Land title for the HVGP was established by PNG Land Courts in 1987. The HVGP is situated within the territories of three landowner groups; the Nauti, the Kwembu and the Winima. The Nauti people are predominantly located in the Upper Watut Valley and the Winima and Kwembu people occupy the Upper Buololo Valley. Each landowner group represented in the Landowners Association – the Nakuwi Association (Na-Nauti, Ku-Kwembue and Wi-Winima). The aspirations of the landowners will require management from the outset of the development of the HVGP and the interests of secondary stakeholders will also need to be considered and managed throughout the operating life of the project. To date, the project has attracted strong support from the landowners as well as the Provincial and the national PNG governments.

Table 2.25 Land Holdings: Papua New Guinea Operations

Project	Tenement	Title	Area (Ha)	Annual Rent (A$k)	Expenditure (A$k)
HVGP			285	58	709
	EXL 497	Mt Kaindi Hidden Valley	67	14	86
	EXL 677	Kuper Range	71	14	495
	EXL 1028	Biaru	72	15	62
	EXL 1193	Mt. Missim	75	15	66

WPA			284	18	261
	EXL 440	Mt.Wanion	27	6	103
	EXL 1103	Zilani	16	1	86
	EXL 1105	Mt Watut	10	2	36
	EXL 1316	Mumeng	231	9	36

Figure 2.1 Locality Plan: Freegold Operations (North) and Welkom Operations

Figure 2.2 Locality Plan: Freegold (Central) Operations and Harmony Free (West) State Operations

Figure 2.3 Locality Plan: Freegold (South) Operations

Figure 2.4 Locality Plan: West Wits (Elandskraal) Operations

Figure 2.5 Locality Plan: West Wits (Randfontein Section) Operations

Figure 2.6 Locality Plan: Target Operations

Figure 2.7 Locality Plan: Harmony Free State (East) Operations

Figure 2.8 Locality Plan: Evander Operations

Figure 2.9 Locality Plan: Orkney Operations

Figure 2.10 Locality Plan: Kalgold Operations

Figure 2.11 Locality Plan: Australian Operations

Figure 2.12 Locality Plan: Papua New Guinea Operations

Figure 2.13 Mineral Rights, Mining Authorisation and Surface Freehold: Freegold Operations (North) and Welkom Operations

Figure 2.14 Mineral Rights, Mining Authorisation and Surface Freehold: Freegold (Central) Operations and Harmony Free State (West) Operations

Figure 2.15 Mineral Rights and Mining Authorisation: Freegold (South) Operations

Figure 2.16 Mineral Rights, Mining Authorisation and Surface Freehold: West Wits (Elandskraal) Operations

Figure 2.17 Mineral Rights, Mining Authorisation and Surface Freehold: West Wits (Randfontein Mine) Operations

Figure 2.18 Mineral Rights and Mining Authorisation: Target Operations

Figure 2.19 Mineral Rights, Mining Authorisation and Surface Freehold: Harmony Free State (East) Operations

Figure 2.20 Mineral Rights, Mining Authorisation and Surface Freehold: Evander Operations

Figure 2.21 Mining Authorisation: Orkney Operations

Figure 2.22 Mining Authorisation and Surface Freehold: Kalgold Operations

Figure 2.23 Tenement Map: Australian (Mt. Magnet & Cue Mine) Operations

Figure 2.24 Tenement Map: Australian (South Kalgoorlie Mine) Operations

3.	GEOLOGY

3.1	Introduction

This section describes the geology of the Mining Assets. The nature and geometry of the orebodies being or planned to be mined, their structural complexity and the variability of grades is also discussed. In addition to this, a brief description of the geological potential is presented.

Detailed plans are available for inspection at various Company operating offices where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request, copies of specific information will be made available at First Floor, 4 High Street, Melrose Arch North, 2196, Johannesburg, Gauteng Province, Republic of South Africa.

3.2	South African Goldfields

3.2.1	Witwatersrand Basin Geology

Witwatersrand Basin operations are mostly deep-level underground mines exploiting gold bearing, shallow dipping tabular bodies, which have collectively produced over 50kt (1,608Moz) of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 6km vertical thickness of argillaceous and arenaceous sedimentary rocks situated within the Kaapvaal Craton and extending laterally for some 300km east-northeast and 150km south-southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin. The Witwatersrand sedimentary rocks crop out to the south of Johannesburg but further to the west, south and east these rocks are overlain by up to 4km of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin sediments themselves are considered to be between 2,700 and 3,100 million years old.

Gold mineralisation in the Witwatersrand Basin is hosted within quartz pebble conglomerate bodies, termed reefs. These reefs occur within seven separate goldfields located along the north-eastern, eastern, northern, western and south-western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the Central Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield (Figure 3.1). Typically within each goldfield, there are one or sometimes two major reef units present, which may be accompanied by one or more secondary reef units. As a result of faulting and other primary controls on mineralisation, the goldfields are not laterally continuous with each other and may also be characterised by the presence or dominance of different reef units. The reefs are generally less than 2m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems that developed around the edge of what was effectively an inland sea.

All major reef units are developed above unconformity surfaces. The extent of unconformity is typically greatest near the basin margin and decreases toward more distal areas within the basin. Complex patterns of syn-depositional faulting have caused variations in sediment thickness within the basin. Sub-vertical to over-folded reef structures are a characteristic feature of the basin margin within certain areas.

Most early theories believed the gold to be deposited syngenetically with the conglomerates, but recent research has confirmed that the Witwatersrand Basin has been subject to metamorphism and massive fluid flow within the meta-sedimentary pile and that some post-depositional redistribution of gold has occurred. Other experts regard the gold to be totally epigenetic and to have been deposited solely by hydrothermal fluids some time after deposition of the reef sedimentary rocks.

Despite these varied viewpoints, the most fundamental control to the gold distribution remains the association with quartz-pebble conglomerates on intra-basinal unconformities. The reefs are laterally continuous, as a consequence of the regional nature of the erosional surfaces. Bedrock (footwall) controls have also been established, these features are interpreted to control the distribution of many of the reefs. Preferential reef development within channel systems and sedimentary features such as facies variations and channel frequency, also assist in mapping out local gold distributions. In all cases the grade of the orebodies varies above and below the pay limit. Consequently, the identification and modelling of the sedimentary features within the reef units and the linkage between is a key activity for in-situ resource estimation.

3.2.2	Free State Goldfield

The Free State Goldfield lies some 270km southwest of Johannesburg on the southwest rim of the Witwatersrand Basin. Exploration within the Free State Goldfield commenced in the early 1930’s when values within the Basal Reef, the predominant economic reef in the district, were intersected by surface drilling.

Structurally, the Free State Goldfield lies within a north-south trending syncline forming an apex in the southwest corner of the Witwatersrand Basin. The shallowly northerly plunging syncline is dissected by two major faults into three major blocks: the Odendaalsrus section to the west of the De Bron fault, the Central Horst, between the De Bron and Homestead faults and the Virginia Section east of the Homestead Fault. The Central Horst was uplifted and the Central Rand Group rocks eroded away prior to deposition of the Ventersdorp Supergroup.

The Central Rand Group in the Free State comprises some 2,000m of discrete sedimentary sequences deposited over successive unconformity surfaces in an expanding depositional basin. The paucity of major faulting and folding of Central Rand Group age has led to the conclusion that subtle tectonic warping of the basin with granite doming on the margins controlled deposition.

The conglomeratic reef units are most commonly deposited at the base of each depositional sequence, although gold may also occur as scours within a given formation. The principal reefs mined in the Free State are the Basal Reef, the Saaiplaas Reef, the Middle Reef, the Leader Reef, the B Reef, the A Reef, Elsburg Reefs and the Dreyerskuil Reefs.

The Basal Reef is the most extensive, continuous and economically significant reef in the Free State Goldfield, accounting for over one-half of all of the gold produced there to date.

3.2.3	West Rand Goldfield

The Cooke mines and the Doornkop Mine of the West Wits Operations are situated in the West Rand Goldfield, the structure of which is dominated by the influence of the Witpoortjie and Panvlakte Horst blocks which are superimposed over broad folding associated with the southeast plunging West Rand Syncline. The northern limb of the syncline dips in a south-southwest direction and the south limb in an east-southeast direction. The fold axis of the West Rand Syncline is located along a line that runs from the West Rand Consolidated Mines Limited lease area near Krugersdorp and trends southeast through the northern part of the Doornkop section.

The structural geology in the north section of the Cooke Mines is dominated by a series of north-east trending dextral wrench faults. The most significant of these are the Roodepoort/Panvlakte Fault and the Saxon Fault, which have downthrows of 550m to the southeast and the Doornkop Fault which has a 250m down throw to the southeast. Several other smaller scale faults have downthrows ranging from 20m to 150m. Pilanesburg, Bushveld and Ventersdorp age doleritic dykes are present. These dykes strike in a northerly direction, with the exception of some of the Ventersdorp which strike in an easterly direction.

At the Cooke mines two major fault trends are present. The first set parallel the Panvlakte Fault and strike north-northeast. These faults are steeply dipping, generally have small throws and do not have any noticeable lateral movement that displaces payshoots within reef units transacted by these faults. A second major fault system trends north-west to east-west; these faults significantly displace the payshoots within the reef units. These faults have small throws and tend to be water bearing showing a connection to the dolomites and indicating a Transvaal age. Many of them are mylonite or dyke filled.

Six reef groupings have been identified at West Wits Operations on the West Rand Goldfield, the Livingstone Reefs, the South Reef, the Kimberley Reefs, the Bird Reefs, the Mondeor Reefs, the VCR, and the Black Reef. The Black Reef is the basal unit of the Malmani Subgroup, deposited after the extrusion of the Ventersdorp lavas. Within these, a total of nine economic reef horizons have been mined at depths below surface between 600m and 1,260m.

3.2.4	Far West Rand Goldfield

Two primary reefs are exploited in the Far West Rand Goldfield, the VCR located at the top of the Central Rand Group and the CLR near the base of the Central Rand Group. The Middlevlei Reef, which occurs some 50m to 75m above the CLR is the most important secondary reef within the Far West Rand. Other secondary reefs also occur in the area the most significant being individual bands within the Mondeor Conglomerate Reef Zone that sub-crop beneath the VCR at Deelkraal Mine and on the western side of Elandsrand Mine.

The separation between the VCR and CLR increases east to west from 900m to over 1,300m as a result of the relative angle of the VCR unconformity surface to the regional stratigraphic strike and dip. The Carbon Leader Reef strikes west-southwest and dips to the south at approximately 25º. The VCR strikes east-northeast and has a regional dip of about 21º to the south-southeast. In the location of the Mining Assets the Carbon Leader Reef occurs too deep to allow mining from current infrastructure and is lower in grade than elsewhere on the Far West Rand Goldfield. Consequently the VCR is the only reef currently exploited.

There are a series of east trending, north dipping normal faults with throws of up to 40m and a series of north-northeast striking normal faults with generally smaller displacements in the northwest. The original displacements on these faults are occasionally increased as a function of subsequent post-Bushveld displacement but overall faulting is much less prevalent than it is in other Witwatersrand goldfields. There are, for example, no major faults with throws of the order of several hundred metres or more. Moving to the eastern sections of the Far West Rand Goldfield the structure becomes simpler with few major faults. Most faults are high-angle normal faults trending north-northwest and east and having throws of less than 70m.

3.2.5	Evander Goldfield

The Evander Basin is a tectonically preserved sub-basin located outside the main Witwatersrand Basin, and separated from it by the Devon Dome, a large granitoid cupola. The Evander Goldfield is the most easterly mined Witwatersrand gold occurrence. The Basin forms an asymmetric syncline, with the fold axis located between Evander 5 Mine and Evander 6 Mine, plunging to the northwest. The Kimberley Reef is the only economic mineralised unit within the Evander Goldfield.

The Evander Basin was a part of the main Witwatersrand Basin until post Booysens Shale times. It was separated from the East Rand and South Rand Basins by uplift in the areas now marked by the basement Devon and Cedarmont Domes. Deeper within the basin, the Central Rand Group is overlain by Ventersdorp Lavas, Transvaal Sequence sedimentary rocks and Mesozoic Karoo Sequence sedimentary rocks. West Rand Group rocks are present beneath the Central Rand Group. A poorly mineralised reef unit, located stratigraphically above the Kimberley Reef, termed the Intermediate Reef, is also developed but is not economic except where it has eroded the sub-cropping Kimberley Reef in the south and west of the basin.

The Evander Basin is one of the more structurally complicated parts of the Witwatersrand. The northerly dipping Kimberley Reef is dissected by a series of east, north-east striking, south dipping normal faults. In addition, the southeast margin of the Basin is characterised by vertical to locally overturned Kimberley Reef within the Evander 6 Mine area. Mining and drilling have defined the larger elements of the structure of the shallow southern and eastern basin margins. The northern and north-western extent of the basin is poorly drilled because of the depth to the Kimberley Reef and because of poor grades encountered to the north. The geological structure there has been inferred from two-dimensional seismic survey lines.

3.2.6	Klerksdorp Goldfield

The Klerksdorp Goldfield is located on the northwest margin of the Witwatersrand Basin and lies some 150km south-southwest of Johannesburg. Exploration, development and production history in the area dates from 1886 and following dormant periods, large-scale production commenced during the 1940s.

The Witwatersrand Basin sedimentary rocks are overlain by up to 2,000m of cover rocks and the reefs themselves occur at depths of between 80m and 4,000m.

The most significant structural features of the Klerksdorp Goldfield are northeast striking normal faults, which dip to the northwest and southeast and have throws of several hundred metres. These features break up the stratigraphy containing the stratiform orebodies into a series of horsts and grabens, which vary in width from several hundred metres to over a thousand metres. These horsts and grabens are internally disturbed by small-scale faults sympathetic to the major faults, which typically have throws of tens of metres and break up the reef into blocks of up to 100m in width. These brittle faults can be identified by drilling from access development and as the dip of the stratigraphy is reasonably consistent, can usually be negotiated without significant difficulty. There are, however, smaller-scale faults in the immediate vicinity of these larger faults, which disrupt the reefs and can result in increased losses and dilution.

The majority of mining in the Klerksdorp Goldfield has taken place to the northwest of one of the major northeast-southwest striking normal faults, the Jersey Fault, which has a down throw to the southeast of up to 1,000m, displacing the Vaal Reef down to a depth below surface exceeding 3,000m. Two further sub-parallel faults occur to the southeast of the Jersey Fault displacing the reefs down to more than 5,000m below surface.

Two primary conglomerate reefs are exploited within the Klerksdorp Goldfield namely the Vaal Reef and the VCR. The Vaal Reef and VCR reef horizons occur at depths between 80m and 4,000m. The VCR dips moderately steeply west-northwest, the Vaal Reef generally dips gently to the southeast. Other, secondary reefs, including the Black Reef, Zandpan Marker and Denny’s Reef exist, however they are not currently considered to be economically viable.

3.2.7	Western Australia

The Yilgarn Craton is one of the largest tectonic elements in Australia. It is of Archaean age, and comprises an early high grade granite-gneiss metamorphic terrain (the Southwestern Province) and three granite-greenstone terrains, the North Eastern Goldfields Province, the Southern Cross Province and the Murchison Province as shown in Figure 3.19.

Parts of the Yilgarn Craton, especially the Norseman-Wiluna Greenstone Belt, are highly mineralised with gold and nickel. The major gold deposits in the Yilgarn include Kalgoorlie, Kambalda, Mt Magnet, Boddington and Wiluna. The majority of the gold deposits are hosted in greenstone belts, especially in mafic and ultramafic volcanics.

The greenstone belts are linear belts of ultramafic, mafic and felsic volcanics with intercalated sedimentary sequences. BIF are common in the Murchison and Southern Cross provinces but rare in the North Eastern Goldfields Province. The greenstone belts have been multiply deformed and metamorphosed. The Yilgarn has been exposed since at least the end of the Cretaceous, and has been deeply weathered with the development of extensive lateritic profiles.

3.2.8	Papua New Guinea

The island of New Guinea is on the northern edge of the Australian Plate. It has three main geological components: a continental cratonic platform in the southwest, an arc of volcanic islands in the northeast and a central collisional fold belt. The fold belt is composed of Mesozoic sediments, obducted oceanic crust (ophiolite sequences), Tertiary clastic sediments and dioritic intrusions.

Early passive margin extension during the Tertiary was replaced by obduction and continental arc development about 5Ma. During the collision, the Wau Graben, an 850km2 back-arc rift, was formed in the fold belt. The Wau Graben hosts the major gold-silver deposits.

With the formation of the Wau Graben, there was a phase of volcanic activity including the eruption of the andesitic and dacitic Bulolo Volcanics and the intrusion of andesitic to dacitic Edie Porphyry. The major mesothermal to epithermal precious and base metal mineralisation at Edie Creek, Hidden Valley and Hamata were formed in association with this episode of magmatic activity.

Continued subsidence of the Wau Graben was accompanied by the deposition of fluvial and lacustrine sediments, including extensive auriferous placers.

3.3	Deposit Geology

Most of the South African Operations can be described as mature mining operations with underlying geological models and grade distributional models based on vast amounts of historical mining and sampling data. The electronic capture of sampling data over the past ten-years has permitted a greater level of data interrogation and modelling leading to enhanced understanding of the grade and payshoot characteristics of the orebodies than was possible previously.

3.3.1	Freegold Operations

Tshepong Mine: The primary reef mined at Tshepong Mine is the Basal Reef with minor contribution from the secondary B Reef, which lies some 140m stratigraphically above the Basal Reef. The Basal Reef mined at Tshepong Mine consists predominantly of the ‘black chert facies’, a narrow channel (5cm to 25cm) small-pebble conglomerate to grit, characterised by the abundance of black chert pebbles. The B Reef is highly channelised in nature with a more erratic grade distribution than that displayed by the Basal Reef. The relatively incompetent Khaki Shale overlies the Basal Quartzite, which occurs in the upper portion of the Basal Reef. The Basal Quartzite provides natural support to the Khaki Shale and where the thickness of the Basal Quartzite unit is less than 60cm, mining dilution increases dramatically through collapse of the incompetent hangingwall.

The Basal Reef dips at generally shallow angles to the east and is intersected by two significant north-south striking faults, the Dagbreek and the Ophir Faults. These faults dip at moderate angles to the west and have significant strike-slip and up-dip throws of the order of 1,000m to 2,000m and 200m to 300m respectively.

Economic grades at Tshepong Mine are constrained within a broad pay-shoot, which trends east-southeast.

Four separate reef facies are distinguished and used to constrain the estimation of Mineral Resources at the Tshepong Mine. Geologically, these reef facies are extremely similar in appearance. A method of assigning facies type was developed in conjunction with Leeds University, UK. Scoring is based on geological type (Loraine Facies or Black Chert Facies), presence of Waxy Brown Quartzite (“WBQ”), which is thought to trap fluids in the underlying reef, and the presence of observed microthrusting, which is thought to encourage fluid flow into the reef and presence of reducing minerals such as sulphides and carbon, which are thought to encourage the precipitation of gold mineralisation.

Bambanani Mine: The primary reef mined at Bambanani is the Basal Reef (Steyn Facies) which covers approximately 90% of the mine area. The Basal Reef is overlain by the Khaki Shale in the northern sector of the lease area; the WBQ is present in the south and separates the Basal Reef and the Khaki Shale. Secondary reefs such as the Leader Reef have been mined on a small scale historically but have always been found to be low grade.

The whole Basal Reef package dips at angles of between 25º and 45º to the east and is generally between 1m and 3m thick.

The lease area is bound to the west by the Stuurmanspan Fault and to the east by the De Bron Fault. Both of these are significant north-south striking normal faults, which dip at moderate angles to the west and have throws of over 100m. Faults sympathetic to these occur with displacements of up to 50m, as do east-west faults with lateral shifts of up to 400m on the northern edge of the mining area.The Harrison Fault, parallel and to the west of the De Bron Fault demarcates the eastern mining limit.

Kudu-Sable Mine, Nyala Mine and Eland Mine: These are contiguous to the south and west of Tshepong Mine and Basal Reef is mined almost exclusively. The geological setting is similar to that described for Tshepong Mine, however, faulting in the mining lease is the most intense to be found at the Freegold Operations. The Dagbreek fault intersects the Eland Mine lease area and the Rheedersdam thrust fault forms the western boundary of the remaining mines. These faults and other generally north striking normal faults including the Eureka, Rietpan and Wesselia faults represent the dominant the structures in the area. The reef in the Rheedersdam fault zone has been multiply repeated by thrusting which has resulted in stacks of as many as eight repetitions of the Basal Reef.

Further variability in reef occurrence has been caused by changes in paleo-topographic slope, which controlled the nature of sedimentation and subsequent mineralisation potential.

The Basal Reef is particularly carbonaceous and the gold tends to concentrate strongly on the kerogen-rich footwall contact and visible gold is commonly observed. The best grades were historically mined at Kudu-Sable Mine. The Nyala Mine area is characterised by marginal grades.

Kudu-Sable Mine is predominantly a remnant operation with a short life. The extensive historical mining and the nature of the remaining Basal Reef Mineral Resources minimise uncertainties regarding grade, structural complexity and loss of ground. Nyala Mine has only recently re-opened and mining is focused on the Basal Reef shaft pillar.

Joel Mine: Joel Mine exploits two distinct forms of a single reef, developed on a single unconformity surface. These are known as the Beatrix Reef and the Beatrix-VS5 Composite Reef. The reef dips to the northeast at 14º and sub-crops against the overlying Karoo Supergroup just to the south of Joel South Shaft, defining the southern limit of the orebody.

The Beatrix Reef conglomerate is found throughout the mine area and generally has multiple basal degradation and internal scour surfaces, sometimes thinning to a single pebble lag on paleo-topographic highs. The Beatrix-VS5 Composite Reef represents a re-working of the Beatrix Reef accompanied by a mixing with lower grade VS5 Reef material. This occupies a 500m to 1,000m wide channel running almost north-south through the centre of the lease area, which is interpreted to widen to the northeast of Joel North Shaft.

A deep erosional channel of Platberg Group volcano-sedimentary rock, known as the Klippan Channel, truncates the Beatrix Reef some 1.8km to the north of Joel South Shaft. This washout feature is wedge-shaped with its apex to the west and widens to the east. The estimated dimension from the apex to the eastern property boundary is approximately 1.8km. The reef has been shown to be continuous to the north of this feature.

Where unaffected by the Klippan Channel, the reef is bound to the east by the De Bron Fault, which strikes north-northeast. The CD Fault, which strikes northeast and is roughly halfway between the two shafts, has a 320m sinistral lateral displacement, which has moved ground south of the fault towards the northeast.

The complex nature of the reef, with multiple pulses of detrital influx and scouring, non-deposition on paleotopographic highs and the mixing between the Beatrix and Beatrix-VS5 Composite Reef, has resulted in a highly irregular distribution of gold throughout the mining area. There are broad low and high-grade zones on the scale of hundreds of metres, which are considered likely to be repeated within the reef environment beyond the limits of the current development, however, the detailed grade distribution within these zones remains very unpredictable.

For the purposes of resource estimation, a detailed facies model is used and is based on detailed sedimentological observations and absence of well-mineralised reef at paleo-topographic highs.

St Helena Mine: St. Helena Mine has a complex geological structure with faults generally trending north-south with downthrows of up to 2,000m and dips of between 30º and 50º. Reverse and thrust faulting is present, sometimes resulting in local duplication of reef. Two economic reefs are present within the mine property with the Basal Reef being the most economically important unit and the Leader Reef, which lies some 15m above the Basal Reef stratigraphically.

St. Helena Mine is predominantly a remnant operation with extensive historical mining and the nature of the remaining Basal Reef Mineral Resources minimise uncertainties regarding grade, structural complexity and loss of ground.

Phakisa Project: The Phakisa Project is situated immediately to the east of Tshepong Mine. The resources at Phakisa comprise the Basal Reef and represent the down-dip extension from the Tshepong Mine. The present plan is to extract ore mined from Phakisa via the Nyala shaft on 55 Level. The Nyala shaft pillar below this level will be extracted.

Surface Sources: Surface sources at the Freegold Operations comprise numerous waste rock dumps (“WRDs”) and slimes dams (“Slimes Dams”), which in addition to various plant clean-up tonnages, are processed at FS1 Plant. WRDs comprise both waste material and reef material, the latter of which is sourced from cross-tramming of mined ore. Typical grades range between 0.5g/t and 1.0g/t, which are either processed directly or pre-screened to ensure Run of Mine (“RoM”) grades in excess of 1g/t.

Slimes Dams may also contain significant gold grades owing to occasional sub-optimal metallurgical performance, which resulted in gold being sent to tails. Grade distribution within WRDs and Slimes Dams can vary significantly owing to fundamental changes in mining, hoisting and processing methods, which have been implemented over prolonged years of mining.

Figure 3.2 through Figure 3.6 inclusive show plan views of surface boreholes and mining infrastructure and selected geological sections of the deposits mined at the Freegold Operations.

3.3.2	West Wits Operations

Elandsrand Mine and Deelkraal Mine: Elandsrand Mine, and previously Deelkraal Mine exploit the VCR, which unconformably overlies the Mondeor and Elsburg Formations of the Central Rand Group. These footwall sediments primarily comprise siliceous quartzites. There are four major polymictic conglomerate zones within the Mondeor Formation, which have supported minor stoping on Deelkraal. The VCR is overlain by lava of the Alberton Formation, which forms the basal unit of the Klipriviersberg Group of the Ventersdorp Supergroup. The dip of the VCR at Deelkraal Mine is relatively consistent at 24º although there is some postulation of a slight flattening of dip at depth on Elandsrand.

The VCR sits on a highly incised unconformity surface exhibiting a marked palaeotopography. The unconformity (erosion) surface is covered with a residue of mature quartz pebble conglomerates (reef) preserved on fluvial terraces and slopes. These now reflect as local variations in the dip and strike of the reef. Terrace reef (being originally close to horizontal) has the attitude of the regional dip and it tends to be thicker and accompanied by higher gold accumulations. Terraces are preferentially mined. Slope reef is indicated where the attitude of the reef now departs significantly from the regional dip. Slope reef represents the inter-terrace slope areas, the reef is thin, has less conglomerate and less total gold. Slope reef gold values are generally below the paylimit.

The VCR is present throughout the Elandsrand Mine lease area, but at Deelkraal Mine there is a limit of deposition running roughly north-south through the centre of the lease area. The VCR is poorly developed to the west of this line.

The facies and morphological models encompassing the Mining Assets have been developed through reef mapping in stopes and on-reef development mapping. They are used in the estimation of Mineral Resources to constrain the interpolation of grade into geologically homogenous areas.

Mondeor Conglomerate bands sub-crop beneath the VCR on the western side of Elandsrand Mine and on Deelkraal Mine. They have been mined in places underneath or close to their sub-crop on Deelkraal Mine.

Structures present at Deelkraal Mine and Elandsrand Mine include faults, dykes and sills. The sills occur in the footwall in many areas adjacent to dykes; however, these only affect the reef horizon in old, mined out areas near Elandsrand Mine. The faults and dykes are classified according to the relative geological ages and comprise pre VCR, early Ventersdorp, late Ventersdorp, Bushveld and Pilanesberg Structures.

The structural model at Elandsrand Mine has been developed from information compiled over many years, through structural mapping of footwall haulages and crosscuts and on reef raises, winzes, drives and stopes. At Deelkraal Mine low angle faulting is more commonly developed, however, a relatively poor structural database exists, as these data were previously not consistently recorded at this operation. The economic horizons change from north to south along the length of the Doornkop-Cooke-Western Areas part of the Witwatersrand basin, from a few lower Central Rand unconformities in the north to the development of multiple upper Central Rand unconformities in the south. The structural and depositional history of the goldfield is still not fully understood due to the complicated pattern of stacked sub-cropping reefs and the syndepositional tectonics; however the individual orebodies have detailed grade models that assist evaluation.

Cooke Mines: The Westonaria Formation hosts the gold mineralization within the Cooke mines. Within the Cooke 2 Mine and Cooke 3 Mine, this formation is deformed into a north trending anticline; the eastern limb of the anticline is significantly thicker than the western limb. This wedge-like geometry of formations indicates that syndepositional uplift along the Panvlakte trend (before the anticline developed) had an effect on reef formation. The western limb of the anticline is characterised by the presence of a narrow single band UE1A reef overlying a pronounced unconformity, whereas to the east the Elsburg A1 to A5 stacked package of conglomerate horizons forms a wedge interleaved with barren quartzites. This wedge opens out to the east and to the south with greater thicknesses of barren quartzites separating the individual reef horizons. To the east the conglomerates become increasingly distal in nature, to the south more individual horizons are developed.

The Main orebodies on the Cooke 1 Mine, Cooke 2 Mine and Cooke 3 Mine of the West Wits Operations are the UE1A and the Elsburg A5 Reefs. Cooke 4 Mine, located to the south mined ten individual horizons including Mondeor Reefs, Elsburg Reefs and the VCR. The VCR is sporadically mined on the western portion of Cooke 3 Mine as well, where well mineralised channels are exposed. On Doornkop Mine the Kimberley Reefs and the South Reef are being mined. Moving further east, the primary orebodies on the adjoining Central Rand Goldfield were the Lower Central Rand Group orebodies the Main Reef Leader and the Main Reef.

A pronounced feature of the grade distribution at the Cooke mines is the location of what were previously described as fan entry points into the basin. These pronounced fan shaped grade distributions on the grade plans are due in part to the presentation of the two different aged orebodies, the UE1A and A1, on the same plans; and the lack of palinspastic reconstruction of payshoots that terminate along these younger lateral movements.

The area covered by the original exploration pattern on the Cooke mines has now largely been mined out. Mining is now concentrating on pillars and areas on the periphery of the initial exploration area that are poorly explored from surface drilling.

Doornkop Mine: Doornkop Mine has been mining the Kimberley Reefs but attention is now focusing on the South Reef, which has been previously exploited on adjacent operations, including West Rand Consolidated, Durban Roodepoort Deep, Rand Leases Gold Mine and Randfontein Estates Gold Mine. The South Reef consists of a narrow channel, small pebble conglomerate reef, frequently characterised by the presence of kerogen. The geological model of the South Reef at Doornkop comprises broad southeast trending shoots (paleo-depressions) separated by lower grade zones (paleo-highs). One of these ore shoots, indicated by surface drilling and confirmed by recent stoping, runs through the Doornkop area.

Figure 3.7 through Figure 3.12 inclusive show plan views of surface boreholes and mining infrastructure and selected geological sections of the deposits mined at the West Wits Operations.

3.3.3	Target Operations

The gold mineralisation currently exploited by Target Mine is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs hosted by the Van den Heeversrust and Dreyerskuil Members of the Eldorado Formation respectively. Additional Mineral Resources have been delineated in the Big Pebble Reefs of the Kimberley Formation.

The individual Elsburg Reefs are separated by quartzite beds and form a wedge shaped stacked sequence which strikes north-northwest and comprises some 35 separate reef horizons interpreted to have been deposited in an alluvial fan system similar in nature to present day river deltas. This sequence of Elsburg Reefs and quartzites is truncated by an unconformity surface at the base of the overlying younger Dreyerskuil Member. Immediately below the sub-crop with the Dreyerskuil the Elsburg Reefs and quartzites dip steeply to the east, the dip becoming progressively shallower down dip. This synclinal structure plunges shallowly (10°) to the north. In the more proximal areas to the sub-crop the thickness of the intervening quartzites reduces, where many of the individual Elsburg Reefs coalesce to form composite reef packages that are exploited by the massive mining methods employed at Target Mine. Gold grades in the Elsburg Reefs are also higher in the proximal areas, decreasing down dip until reaching an economic limit between 200m to 450m from the sub-crop.

The majority of the Mineral Resources at Target Mine are contained within the Eldorado fan, a structure with dimensions of some 135m vertically, 450m down-dip and 500m along strike. The Eldorado fan is similar in nature to the fans historically mined at Loraine gold mine to the south. The Eldorado fan is connected to the subsidiary Zuurbron fan, located between Target Mine and Loraine, by a thinner and lower grade sequence of Elsburg reefs termed the Interfan area. The economic mineralisation in the Interfan is less persistent distally than within the fans and does not contribute significantly to the Mineral Resources. Significant exploration potential exists to the north of the Eldorado fan where a number of other fans have been inferred from surface drilling by the Avgold projects department, prior to acquisition by Harmony. The Siberia and Mariasdal fans are the most significant of these.

The Dreyerskuil Member consists of a series of stacked reefs, dipping shallowly to the east, that are less numerous but laterally more continuous than the underlying Elsburg Reefs. At Loraine this unit correlates stratigraphically with the Uitkyk Member that consists of an immature conglomerate informally termed the ‘Boulder Beds’. These beds did not contain significant gold mineralisation and were therefore not mined at Loraine. Towards the north the Uitkyk Member grades into a series of reworked conglomerates and quartzites, similar in nature to the Elsburgs, which becomes the Dreyerskuil Member in the vicinity of Target Mine. The conglomerate reefs contain economic mineralisation, some of which may have been derived through the erosion and reworking of Elsburg Reefs at the sub-crop.

The BPR are found in the Kimberley Formation, which is overlain by the Eldorado Formation. The BP6a Reef, which has been historically mined at Loraine No. 2 Shaft, lies on the unconformity at the base of the upper member of the Kimberley Formation (the Earl’s Court Member). This overlies the Big Pebble Reef Member, the base of which comprises a series of argillaceous quartzites and several well-developed conglomerates. These are collectively referred to as the Big Pebble Zone (“BPZ”), which varies in thickness between 1m and 15m. The BPZ conglomerates are well developed at Target Mine and Loraine and coalesce into thick multiple conglomerate reef units close to their western subcrop position. Although resources have been delineated in the BPZ in the Loraine and Target Mine areas, these are not exploited in the current LoM plan.

A number of faults that displace the reefs at Target Mine have been identified of which the most prominent are the north-south trending Eldorado fault and the east-west trending Dam and Blast faults. The Eldorado uplifts the more distal portions of the Elsburg and Dreyerskuil Reefs while the Blast fault forms the northern boundary of Target Mine. The structure is known to a reasonable degree of confidence through a combination of underground drilling and mapping augmented by surface seismic surveys.

The plunging synclinal feature at Target continues northwards, where the geological setting is similar and additional non-LoM resources have been delineated on the Elsburg, Dreyerskuil and BPR Reefs. In the Target North area low-grade mineralisation has also been intersected on the Mariasdal Reef and the Sun Reef, which are thought to be the equivalent of the B Reef and Basal Reef respectively elsewhere in the Free State Goldfield.

An erratically developed reef has been intersected in some surface boreholes in an area to the far north of the Target Mine at the base of the Ventersdorp Conglomerate Formation, which overlies the Eldorado Formation. This is interpreted to be the VCR, which is present in the Klerksdorp, West Rand and Far West Rand Goldfields but not elsewhere in the Free State Goldfield. The VCR is a coarse to very coarse quartz pebble conglomerate, which appears to be highly channelised and varies in thickness from almost zero to 4m.

Target North is sub-divided into the Paradise, Siberia and Mariasdal areas by the east-west trending Siberia and Mariasdal faults. To the north of the Siberia Fault, the Eldorado Fault continues trending more to the northwest and an additional north-south trending fault, the Twin fault has uplifted the distal portions of the reefs. North of the Mariasdal fault the reef horizons are at a depth greater than 2,500m below surface and a farm boundary sub-divides this area into Mariasdal and Kruidfontein. The large-scale structure in the Target North area is known to a reasonable degree of confidence through the surface boreholes and extensive three-dimensional seismic surveys. Resources have been delineated on strike up to 15km north of Target Mine.

Approximately 40km North of Target Mine, surface boreholes have intersected gold bearing reefs in the Oribi area close to the town of Bothaville. Resources have been delineated at Oribi on the VCR and Elsburgs at depths of approximately 2.75km below surface.

Figure 3.13 shows a plan view of mining infrastructure at Target Operations.

3.3.4	Harmony Free State Operations

At these operations mining was originally established to exploit the Basal Reef, but, as reserves become depleted, production is being increasingly sourced from the more erratically mineralised and lower grade secondary reef units including the Leader Reef, Middle Reef, A Reef and the B Reef. The Basal Reef is a high grade, generally thin (<100cm) reef, which has been payable across most of its exposed extent. In the south, at both Harmony 2 Mine and Unisel Mine, the reef pinches out against elevated footwall and grades deteriorate. The Leader Reef, A Reef, and B Reef are only payable in distinctive and sometimes extensive payshoots and discrete pods where these reefs overlie the Basal Reef. Where the Leader Reef truncates the Basal Reef east of the so-called “line of coalescence” at Harmony, it is more uniformly payable.

Harmony 2 Mine: The two conglomerate horizons at Harmony 2 Mine, the Basal Reef and A Reef, are separated by 140m of mostly quartzites and conglomerate. The reefs dip 5º to 15º towards the west, becoming steeper to the west approaching the De Bron Fault. Numerous east-west trending dykes cut the reef, resulting in up throw and lateral shift. The Basal Reef occurs as thin bands of upward fining conglomerates, with full channel widths of up to 120cm developed. The payable reefs frequently contain kerogen in association with the gold. Weak shales overlie the Basal Reef and must either be undercut or removed with the reef. The footwall to the A Reef at Harmony 2 Mine is the 1m to 15m thick Big Pebble Marker, which, where thinnest, is associated with better developed A Reef. Better gold grades are associated with thicker channels greater than 1m thick.

Merriespruit 1 Mine and Merriespruit 3 Mine: The Merriespruit area is structurally complex with extensive north-south and east-west trending faults, with vertical displacements of up to 650m. Dykes are also present within the structurally complex areas. In general, the reefs strike northeast-southwest and dip 20º to the north. The Basal Reef is typically thin (<100cm) and channelised, with payable grades located in northeast-southwest trending payshoots. This upwardly fining conglomerate is poorly to well mineralised with the local occurrence of buckshot pyrite. Locally mineralised Middle Reef, found above the Basal Reef in the hanging wall quartzites, is only payable when adjacent to Basal Reef or overlying the Leader Reef. The Leader Reef comprises a series of conglomerate bands separated by pebbly quartzite bands that are variably mineralised, with typically poor to moderate grades. Payable grades are often located in northeast-southwest trends. In general the gold is dispersed throughout the package, with gold associated with the pyrite.

Unisel Mine: The reefs at Unisel Mine dip 30º to the east and are structurally complex due to fault intersections and the presence of sills in the vicinity of the Basal Reef. The principal reefs mined are the Basal Reef and the Leader Reef. The Basal Reef has been divided into three distinct sedimentological facies, with gold mainly associated with moderate-to-well developed buckshot pyrite. The Leader Reef is highly channelised with limited sedimentological information and shows an erratic grade distribution.

Brand 3 Mine: Brand 3 Mine is characterised by large north-south trending faults with lateral movement. The A Reef is the predominantly targeted reef and is found in wide fault displaced east-west pay trends. The Basal Reef belongs to the former ‘Basal Placer’ facies and is predominantly found in the form of a thin reef, rich in carbon. Pebbles are not always present. The reef thickness seldom exceeds 20cm and is generally less than 10cm.

Masimong 4 Mine and Masimong 5 Mine: The mineralised conglomerates mined at Masimong are the Basal Reef, B Reef and A Reef. The Basal Reef is mined at both Masimong operations while the A Reef is mined at Masimong 4 Mine and the B Reef at Masimong 5 Mine. At Masimong 4 Mine and Saaiplaas 3 Mine the Basal Reef is present as the Steyn facies, comprising three to four upward fining sedimentary cycles. The lower cycle, being the primary gold carrier comprises a basal conglomerate with an overlying protoquartzite. Kerogen rich bands, which carry most of the gold, occur locally on the bottom contacts. Channel widths are generally below 70cm but in places only the carbon contact between the hanging wall and footwall exists. A north-south trending payshoot extending through the Saaiplaas 3 Mine towards the north along the western side of Masimong 4 Mine forms the main target area for the Basal Reef.

The black chert facies Basal Reef at Masimong 5 Mine comprises two upward fining cycles, of which the lower carbonaceous unit is the primary gold carrier. Channel widths average 60cm. The target area for this facies is a northwest-southeast trending payshoot that cuts through the shaft and is truncated to the east by younger leader quartzites.

The A Reef at Masimong 4 Mine lies 140m to 160m above the Basal Reef and is characterized by a highly channelised series of conglomerate bands that are generally only payable in locations where one or more bands exist within the channel itself. These oligomictic conglomerates are dark in colour with abundant, mostly fine pyrite and occasional carbon. Channel thickness is highly variable but can be up to 1.8m, with gold values highly dependent on the reef thickness and the presence of carbon.

The B Reef, lying 110m above the Basal Reef, comprises complex sedimentologically controlled gold mineralisation within a wide east-west trending channel that cuts through the Masimong 5 Mine area. Within this channel very high grade lenticular gravel bars contain abundant visible gold, in association with kerogen and form the principal targets for selective mining. Gold grades within the B Reef are highly erratic, while the channel widths also vary from zero to approximately 1.8m.

Surface Sources: Surface sources at the Harmony Free State Operations comprise numerous WRDs, Slimes Dams and other sources, which in addition to various plant clean-up tonnages, were processed at the Central, Virginia and Saaiplaas Plants. WRDs comprise both waste material and reef material, the latter of which is a result of cross-tramming of mined ore. Typical grades range between 0.4g/t and 1.0g/t. Slimes Dams may also contain significant gold grades owing to occasional and historical sub-optimal metallurgical performance, which resulted in gold being sent to tails. Grade distribution within WRDs and Slimes Dams can vary significantly owing to fundamental changes in mining, hoisting and processing methods, which have been implemented over prolonged years of mining.

Figure 3.14 shows plan views of surface boreholes and mining infrastructure of the deposits mined at the Harmony Free State Operations.

3.3.5	Evander Operations

Within the Evander Operations lease area the Kimberley Reef dips predominantly northwards. There are several distinct fault styles developed within the mine lease. Earliest faults tend to have thrust movements, resulting in duplication of the reef. These faults strike northwards to westwards and are generally consistent with thrust movement into the basin. Throws of up to 150m have been encountered within the mine workings. The resulting shallow-dipping faults trend west-northwest and have up throws to the north. This is an extremely fortuitous situation as the successive up throws maintain the Kimberley Reef at a consistently shallow depth below surface throughout the main part of the Evander lease. Significant fault losses are, however, associated with these faults. There has been only minor lateral movement along these faults. Channels can normally be traced across them with only minor displacements.

Vertical and overturned Kimberley Reef is present in the Evander 6 Mine area in the southeast corner of the mine. This structurally complex area represents a basin margin structure, in many ways analogous to the structural regimes observed on the Western Margin of Free State Goldfield. The vertically dipping reef sub-crops against the overlying Karoo Sequence rocks. Complex wrench faulting is also developed within the Evander 6 Mine area.

Ventersdorp, Bushveld and Karoo age dykes and sills are present within the mining lease. Bushveld age intrusives occur as dykes and sills, Ventersdorp and Karoo intrusives occur as predominantly north trending dykes. By far the most problematic is a doleritic footwall sill that varies from 30m to 70m in thickness. In several areas this sill steps upwards and occupies the same stratigraphic position as the Kimberley Reef, in places splitting the reef into two separate components. Fortunately interference from the sill is generally localised in areas such as the southern portion of the previous Winkelhaak mine and specific areas in the western part of Kinross.

Gold in the Kimberley Reef is associated with heavy minerals on re-activation surfaces specifically associated with the more robust, clast supported oligomictic quartz pebble conglomerates, or in association with flyspeck carbon. Pyrite, chromite, rutile, zircon and leucoxene have been identified within the Kimberley Reef. Pyrite dominates the heavy mineral suite and displays several distinct forms. Pyrite grains displaying detrital characteristics are common. Rounded balls of porous pyrite are also recognised, as are secondary remobilised pyrites. These latter minerals may occupy fractures across pre-existing pebbles, as well as overgrowing existing detrital pyrites within the sand matrix. Uraninite is present within the Kimberley Reef, but in concentrations so low that routine sampling for uranium is not practiced.

Carbon is generally rare within the more robust Kimberley Reef, becoming common in the distal areas as flyspeck carbon on the footwall contact. This has an effect on gold grades. As the channel width of the reef decreases the gold accumulation (cmg/t) does not change significantly. This is attributed to high gold grades associated with the carbon.

Evander Rolspruit Project is a project area situated down-dip of Evander 8 Mine along the projected trend of the major Kinross pay shoot and contiguous with the Evander Mineral Lease area. Exploration was completed using 47 surface drill holes. In addition, underground channel sample data (principally from Evander 8 Mine) have been used to assist in the understanding of the local geology.

Evander Poplar Project is a second project situated in the Evander Basin. The Poplar Project is located about 15km northeast of Evander 8 Mine. The project evaluation is based on 57 surface drill holes that have intersected the Kimberley Reef within the approximately 10km by 2.5km project area.

Figure 3.15 through Figure 3.16 shows plan views of surface boreholes and mining infrastructure and selected geological sections of the deposits mined at the Evander Operations.

3.3.6	Orkney Operations

The mining area is bounded to the east and north by the North West Operations owned by Durban Roodepoort Deep, Limited (“DRD”) and to the west and south by the Tau Lekoa Mine and the Vaal River Operations (“VRO”) of AngloGold.

The major faults within the lease area are: the Nooitgedacht and Buffelsdoorn faults occurring in Orkney 6 Mine and Orkney 7 Mine areas; the Witkop fault between Orkney 6 Mine and Orkney 7 Mine; the WK22 and Orkney 3 Mine faults between Orkney 7 Mine and Orkney 3 Mine; the Orkney 5 Mine Fault; and the Orkney 2 Mine South Fault. The horsts and grabens are further disturbed by faults sympathetic to the major faults which typically have throws of tens of metres and further divide the reef into blocks of up to 100m in width. Drilling from access development can identify these brittle faults, as the dip of the stratigraphy is reasonably constant (15º to 20º).

The Vaal Reef is by far the most significant reef mined at the Orkney Operations and is the major contributor to gold production. The reef strikes northeast, dipping to the southeast and is heavily faulted to form a series of graben structures. The dip is generally less than 30º but can vary locally in direction and magnitude to exceed 45º. Gold is present throughout the reef horizon; however it tends to be concentrated close to the basal contact where carbon commonly occurs as thin seams. Well-mineralised carbon seams occur most commonly in three stacked sequences.

The VCR is exploited at Orkney 3 Mine, Orkney 6 Mine and Orkney 7 Mine and, like the Vaal Reef, can occur as a composite reef consisting of several distinct sedimentary packages. A terrace and slope-based geological model was developed by AngloGold for the VCR and has been retained by the geologists employed by Harmony. The model divides the orebody into a main channel; lower; middle and upper terraces and also involves delineation of certain higher-grade reworked channels. The reef is clearly identifiable and its location at the contact between the overlying Klipriviersberg Lavas and the underlying Witwatersrand Supergroup rocks renders the footwall and hangingwall rocks distinct from the reef, except in areas where Elsburg conglomerates sub-outcrop against the VCR. The contrasting lithology aids fault negotiation and have facilitated the use of three-dimensional seismic survey techniques to image the gross reef topography in the past.

The Elsburg Reefs are exploited at Orkney 6 Mine and Orkney 7 Mine, usually in conjunction with the overlying VCR, against which it sub-outcrops along a northeast trending band, south of and sub-parallel to the Buffelsdoorn Fault. The sedimentological characteristics of the Elsburg Reefs in the region of the sub-outcrop are similar to those exhibited by the VCR.

Figure 3.17 shows plan views of mining infrastructure related to deposits mined at the Orkney Operations.

3.3.7	Welkom Operations

The Welkom Operation lease area is centrally located within the Free State Goldfield in an area containing several other mature operations. The property is bounded to the south by the St. Helena Mine (Freegold Operations), the President Brand Mine (Harmony Free State Operations) and the President Steyn Mine (President Steyn Gold Mines Limited). In addition, the property is bounded to the north by the Eland Mine, Kudu-Sable Mine, Nyala Mine and Tshepong Mine (all of Freegold Operations).

The Basal Reef is the main reef historically exploited at Welkom Operation. In addition to the Basal Reef, Welkom 6 Mine also exploited the Leader Reef, lying some 15m above the Basal Reef. The Saaiplaas Reef or ‘pyrite stringers’, as it is commonly referred to, is present at Welkom 7 Mine. This consists of thick (up to 6m), low-grade channels superimposed on the Basal Reef.

The Basal Reef strikes north to north-northwest and generally dips to the east between 20º and 40º. The reef is bounded on the west by the north trending Rheedersdam Fault system and sub-crops against the Karoo Supergroup along a north trending line representing the basin margin. To the east the north trending De Bron Fault bounds the reef. Two major faults, the Dagbreek and Ararat further dissect the reef into three contiguous blocks.

Welkom 1 Mine and Welkom 2 Mine are situated within the easternmost of these three blocks, between the De Bron and the Ararat Faults. Welkom 3 Mine and Welkom 4 Mine are situated within the central block between the Dagbreek and Ararat Faults and Welkom 6 Mine and Welkom 7 Mine are situated within the western most block.

The Leader Reef also varies in thickness between 0.3m and 1.7m and comprises a well-packed, small-to-medium pebble conglomerate with white quartz and black chert clasts and a moderate percentage of buckshot and crystalline pyrite.

One other reef, the Middle Reef, has been exploited in a very small, opportunistic way. The Middle Reef is an impersistent, lensoid, cherty and/or quartz-pebble conglomerate unit within the Middling Quartzite of the Harmony formation. While sometimes of very high grade, individual lenses are typically less than 30m in planar dimensions and as such too small to systematically drill for, generally resulting in serendipitous discovery.

3.3.8	Kalgold Operations

Kalgold Operations are situated within the Kraaipan Greenstone Belt located approximately 60km south of Mafikeng. The Kraaipan Greenstone Belt is part of the larger Amalia-Kraaipan Greenstone terrain in northwest South Africa. The northern sector of this terrain consists of three north trending linear belts of Archaean meta-volcanic and meta-sedimentary rocks separated by granitoid units that outcrop intermittently over a strike of 100km. Exposure of the Kraaipan belt is characteristically poor and the geology is extensively covered with Kalahari sands and calcrete horizons. The Kraaipan belt consists of three broad formational units termed the Gold Ridge Formation, the Ferndale Jasperlite Formation and the Khunwana Chert Formation. All three formations consist of resistant iron-formation and jasperlitic units interlaminated with poorly exposed metavolcanic rocks.

Mineralisation at Kalgold consists of shallowly dipping narrow quartz veins that occur in clusters or swarms within the steeply dipping magnetite-chert banded iron formation lithologies of the Ferndale Jasperlite Formation. Disseminated sulphide mineralization, dominated by pyrite with lesser pyrrhotite occurs around and between the shallowly dipping quartz vein swarms. The D Zone is the largest orebody located and has been extensively mined within a single open pit operation over a strike length exceeding 1,300m. The D Zone mineralisation is linked to a steeply westerly dipping thrust fault in the immediate footwall of the banded iron formation. The iron formation unit ranges in width from 10m to 40m. In addition to the D Zone, gold mineralisation has been mined from the oxide ore within the Mealie Field Zone, a small satellite body adjacent to the D Zone. Mineralisation has also been identified within the A Zone and the parallel A Zone West deposits, located along strike to the north of the D Zone. The Watertank and Windmill orebodies are situated north of the A Zone; the Watertank body is on strike with the A Zone, whereas the Windmill body is offset approximately 500m to the west of the Watertank body.

Figure 3.18 shows plan views of ultimate pit limits mined at the Kalgold Operations.

3.3.9	Australian Operations

Mt Magnet & Cue deposits: The Mt Magnet Greenstone Belt in the Murchison Province of the Archaean Yilgarn Craton is a complexly deformed sequence of ultramafic, mafic and felsic volcanics with interbedded Banded Iron Formations (“BIF”) and other sediments.

The majority of the gold mineralisation is hosted by BIFs that are cross-cut by faults, at or near the contact of ultramafic and mafic rocks with felsic intrusions. These BIF units are locally termed ‘bars’. Fault zones and shears are generally north-south to north-northeast trending and selective fracturing appears to form a major focus for gold mineralisation. Crossing of several shear directions appears to enhance mineralisation which is often characterised by an epigenetic pyrrhotite-pyrite alteration. Other gold deposits occur in quartz reefs and mineralised shear zones.

Gold mineralisation occurred late in the regional deformational history, post dating the folding event. The mineralised BIFs and cherts were disrupted during faulting, and lenses of mineralised and non-mineralised sequences were stacked on top of each other. Leaching of the primary mineralisation and secondary enrichment in structurally favourable locations and in the oxidised zone occurred subsequently. The more material deposits are summarised as follows:

•	Hill 50 Deposit (underground operation): The bulk of the mineralisation is hosted in the Sirdar Formation, a thick sequence of intercalated sedimentary BIF with both komatiitic and tholeiitic volcanics and associated ultramafic volcanics and mafic tuffs. Mineralisation is characterized by pyrrhotite-pyrite replacement of BIF. The BIFs are locally offset by faults with offsets ranging from 1m to up to tens of metres;

•	St George Deposit (underground operation): The resource is hosted in a sequence of felsic volcanics, BIF/chert units chloritised laminated shales and graphitic shales. Two distinct shoots are present. The southern shoot is developed in the hinge zone of a steep southwest plunging fold. The northern shoot is located on the fold limb and hosted by thin north trending, steep westerly dipping chert lenses. Gold is present as very fine, free particles in the chert beds. Below the water table gold is associated with sulphides in narrow BIFs and in secondary sulphide veins;

•	Comet Deposit (underground operation): A cluster of deposits in the Comet-South Tuckabianna area, of which Comet is the largest, hosted principally by iron rich sediments within a dominantly mafic sequence. Gold mineralisation at Comet strikes at 030º magnetic and dips between 45º and 55º to the southeast. There are two mineralised horizons, the footwall and hangingwall lodes, separated by a massive fine grained barren basalt unit ranging between 0.5m and 1m in thickness. Gold mineralisation is intimately associated with pyrrhotite in both lodes and the distribution of gold within the mineralised zones is variable with the higher grades occurring in well defined steeply dipping shoots; and

•	Great Fingall Region: The dominant geological feature of the Great Fingall region is the Great Fingall Dolerite, a large differentiated tholeiitic sill intruding a basaltic sequence. It strikes at 030º, dips at 70º to the northwest and is approximately 530m thick. It is truncated to the north by a gabbroic and a tonalitic intrusion and to the south by the Cuddingwarra Shear. The Great Fingall Dolerite hosts numerous gold deposits, predominantly in quartz reefs, which crosscut the dolerite striking around 120º and dipping 55º the southeast. The two deposits in the LoM plan are:

•	The Great Fingall quartz reef which strikes northwest and dips 60º to 65º to the southwest in the upper areas of the mine, flattening to 50º to 45º to the southwest at depth. The width of the quartz reef varies and can be up to 13m thick but averages between 2m and 3m. The thickest reef is usually hosted with the units 1 to 3 of the Great Fingall Dolerite;

•	The Golden Crown deposit (500m to the south of Great Fingall) which is hosted by the same rock units but is a more complex arrangement of reefs. The Alimak reef was the highest-grade reef developed, averaging 23.4g/t over a mining width of 1.6m.

Movement on both the Great Fingall and Golden Crown structures have been interpreted as sinistral oblique slip, with the northwest block down relative to the southwest block. The observed offset is possibly the result of over 200m of oblique-sinistral movement;

South Kalgoorlie deposits: In comparison to other greenstone belts in the Yilgarn Craton, the Archaean Norseman-Wiluna Belt is highly mineralised, particularly in gold and nickel. The rock types comprise abundant tholeiitic and komatiitic volcanic rocks, chert, sulphidic and albitic sedimentary rocks, and a chain of discrete felsic volcanic centres. There is relatively little BIF compared with the Mt Magnet Greenstone Belt.

There was a complex and long-lasting series of structural deformations during and after the metamorphism, during which the majority of the economic gold deposits were formed. Metamorphism has affected all rock types and ranges from low temperature prehnite-pumpellyite facies to high temperature and pressure amphibolite and granulite facies.

The stratigraphy in the South Kalgoorlie project area comprises mafic to ultramafic rocks with intercalated sediments, conformably overlain by felsic volcanics and associated sediments. Gold mineralisation is found in a range of settings including brittle-ductile shear contacts, brittle shears in granite, shears in felsic porphyry, in biotite-tremolite schist, in shears in quartz dolerite and gabbro or porphyry; and in Tertiary paleochannels. The more material deposits are summarised as follows:

•	Hampton-Boulder Jubilee: Hampton Boulder Jubilee forms part of a major 4km strike length mineralised system that includes the Celebration, Mutooroo, Hampton Boulder, Mt Martin, Dawns Hope, White Hope and Golden Hope open-pit and underground mines. There are numerous sub-parallel north-south trending mineralised shear zones hosted in mafic to ultramafic units. Mineralisation is found in a variety of structural settings, with rheology contrasts being generally important for the formation of deposits. Most of the deposits are one of three types:

•	altered and mineralised porphyries at the contacts between mafic and ultramafic rocks (e.g. Hampton-Boulder Jubilee, Mutooroo);

•	shear-hosted mineralisation in mafic rocks (e.g. Pernatty); and
•	quartz-vein mineralisation (e.g. Triumph).

The deposit is localised by the strongly sheared contact between a hangingwall of foliated mafic schists and a footwall of foliated talc-carbonate altered ultramafic schists. Mineralisation consists principally of north trending sigmoidal and stockwork quartz-carbonate-pyrite vein arrays which are generally metres to tens of metres in dimension and cross-cut the pervasive S2 foliation; and

•	Mt Marion: At Mt Marion, mineralisation is hosted in a rock locally termed the “lode gneiss” along the Kunanalling Shear, within a sub-vertical package of gneiss and ultramafic rocks. The mineralisation bifurcates in the thickest parts into a footwall and hangingwall lode, each up to 8m thick each, with a weakly mineralised low grade core up to 10m thick. In places, mineralisation extends from the hangingwall gneiss into the ultramafic hangingwall, and this hangingwall halo appears to be increasing in width at increasing depth. The footwall contact of mineralisation generally coincides with the footwall contact of the gneiss and is more consistent. The mineralisation plunges steeply to the west, and is open with depth.

Figure 3.20 through Figure 3.22 shows plan views and selected geological sections of the deposits mined at the Australian Operations.

3.3.10	Papua New Guinea Operations

Hidden Valley Deposit: The Hidden Valley Deposit (“HVD”) is a low-sulphidation epithermal gold-silver vein-stockwork deposit with minor base metals, predominantly hosted by the Morobe Granodiorite. The HVD is bounded and structurally controlled by a series of northwest to north-northwest striking faults.

The HVD is divided into two fault-bounded structural zones; the Hidden Valley Zone (“HVZ”) and the Kaveroi Creek Zone (“KCZ”). Within these zones are numerous other faults, both parallel to the bounding faults and at high angles to them.

Gold and silver mineralisation in the HVD is contained in carbonate + adularia + quartz + sulphide vein-stockworks, crackle breccias and rare hydrothermal breccias. These veins occur in dilational structures formed by normal movement on major faults, such as the Hidden Valley Fault, and others occurring in the hanging wall of this structure.

Individual mineralised veins are generally less than 10mm wide, with occasional thicker veins up to 1m to 2m wide. Mineralised veins have been coded and classified in a system, which is based on the dominant gangue mineralogy and relative sulphide content. Mineralised veins in the HVZ show a predominant northeast dip; mineralised veins in the KCZ show a predominant west-southwest dip.

Weathering is variable and partly controlled by lithology and structure. The oxide zone typically extends 25m below the surface. The partially oxide zone is a mixture of fresh and oxidised rock with secondary oxide minerals and typically extends to 55m below the surface, below which the fresh zone consists of unweathered rock.

Hamata Deposit: The Hamata Deposit is broadly similar to the HVZ, and is also hosted in the Morobe Granodiorite. Similarly to Hidden Valley, mineralisation is largely controlled by faulting. Three main fault orientations have been recognised: steep north-northeast dipping, shallow east dipping and steep north dipping. The steep north-northeast sets are reverse faults. The faults can be as wide as 10m and rapidly thin to less than 0.5m. These faults were a focus for flow of the mineralised fluids, and narrow zones of gold mineralisation can occur within these faults. Associated with these faults are shallow east dipping tensional zones that host the main mineralisation.

Three main stages of mineralisation are recognised at Hamata with different vein types. The majority of the gold was deposited during the second stage. The progression from Stage I to Stage III mineralisation reflects a transition from magmatic-dominated hot mineralising fluids to meteoric dominated cooler fluids.

Wafi Deposit: WPA comprises two geologically distinct orebodies: the Golpu porphyry copper-gold deposit and a high-sulphidation epithermal gold deposit peripheral to this porphyry-diatreme complex.

The Golpu porphyry copper-gold deposit comprises a deep-seated, disseminated pyrite-chalcopyrite-chalcocite vein-stockwork system overprinted, at shallower depth, by a high-sulphidation, silica-alunite-clay capping hosting a complex mineralogical assemblage of copper and arsenic sulphides. The deposit is hosted by a pipe shaped porphyry intrusion, with plan dimensions of approximately 200m by 200m and a down-plunge length of at least 1.2km.

The oxidised zone from the surface to about 150m vertical depth is a gold only resource, from which the copper has been leached. Beneath this is a 50m to 150m complex zone of covellite-enargite rich ore, parts of which are high arsenic. Beneath this is an approximately 200m thick covellite ore zone, which grades into a chalcopyrite – bornite zone which continues to the limit of current drilling.

The peripheral gold deposits are largely sulphide-refractory and occur as replacement disseminations and fine quartz vein-stockworks in advanced argillic clay altered siltstone and sandstone units in the surrounding metasedimentary country rock. Pods of intense sulphidation occur throughout the deposit.

Figure 3.23 through Figure 3.26 shows plan views and selected geological sections of the deposits mined at the Papua New Guinea Operations.

3.4	Exploration Potential

3.4.1	South African Operations

The majority of the South African operations are mature and well explored and as such SRK considers there to be limited opportunity for discovering any new mineralised horizons or areas within the existing property boundaries within South Africa. The scope for exploration activities on South African operations will focus on conversion of Inferred Mineral Resource to Indicated Mineral Resource categories. Some potential does however exist for the Target Operations, Freegold Operations, and Evander Operations, specifically:

•	The eastern extension in the Dreyerskuil Reefs at Target Mine; and

•	The southern extension in Basal Reef at Bambanani Mine, the northern extension of certain facies at Tshepong Mine and extensions in the northern portion of the Joel Mine.

3.4.2	Australian Deposits

Both the Mt Magnet & Cue and South Kalgoorlie areas are mature mining districts with a long history of exploration and production. Potential for further significant discoveries within the tenements currently owned by Harmony is considered by SRK to be low; however because most of the deposits are open at depth some do offer potential for existing resource extensions at below the extent of current workings and infrastructure.

3.4.3	Papua New Guinea Deposits

The Morobe Goldfields is considered by SRK to be prospective for the following range of precious and base metal deposits:

•	Early hydrothermal gold mineralisation associated with intrusion of the Morobe Granodiorite;

•	Later mesothermal (Hamata) to epithermal mineralisation (Hidden Valley, Edie Creek, Upper Ridges) associated with intrusion of the Edie Porphyry, including possible porphyry Cu-Mo-Au mineralization;

•	Replacement mineralisation where fluids have been focused by structural corridors (Kerimenge deposit);

•	Alluvial deposits (Edie Creek, Bulolo River); and

•	Potential skarn deposits.

Hidden Valley: Hidden Valley, Hamata and Kerimenge have significant soil geochemical anomalies, and numerous other anomalous areas have been recognised in the near vicinity. The highest priority targets are either extension of Hidden Valley or within a 4 km radius. Table 3.1 summarises the regional exploration targets in the vicinity of Hidden Valley.

Table 3.1 Papua New Guinea Operations: Summary High Priority Exploration Targets

Tenement	Prospect	Target
EXL677	Apu Creek	Southeast extensions to the KCZ.
	Nosave	Northwest strike extension of the HVZ.
	Andim	Straddles the Hidden Valley and KCZ.
	Puruwang	Possible parallel mineralised system to the KCZ.
	Big Wau	Porphyry copper and gold targets.
	Upper Bulolo/Salembaini	Porphyry related base metal-gold target.
	Salemba	Strong geochemical evidence for Hidden Valley type gold
mineralisation below metasediment caprock.
	Tais Creek	Possible parallel mineralised system to the HVZ.
EXL497	Yafo	Fault controlled silica-pyrite and magnetite-pyrite-quartz veining.

The area between Hamata and Hidden Valley is prospective for further gold mineralisation. Gold stream sediment sampling has been completed over some of the area and additional follow-up work has been completed at the Bulldog and Yafo Prospects. The potential in the Hamata area for discovery of additional Hamata-type mineralisation is considered by SRK to be high. Magnetite-haematite-pyrite mineralisation is ubiquitous within a 5km2 area around Hamata. A large part of this area has been geochemically sampled for gold using soil, power auger and wacker techniques. On a 100m by 20m grid soil programme, the Hamata Deposit is clearly recognised using a 0.10ppm Au contour; however this programme failed to recognise the Yafo Prospect. No other similar scale anomalies were recognised within the programme; however the potential is high for discovery of smaller or hidden gold mineralised systems using other techniques.

Numerous porphyry intrusions occur in the area immediately surrounding Wafi, as well as numerous anomalous Au samples.

Regional Prospects: Regional reconnaissance exploration conducted by CRAE and RGC in the 1980’s identified a number of anomalous areas within the project area. Very limited work has been completed on these prospects since 1990. Table 3.2 summarises the regional exploration targets in the vicinity of Hidden Valley.

Table 3.2 Harmony PNG: Summary Regional Exploration Targets

Tenement	Prospect	Target
EXL 677	Moa Creek	Strongly anomalous gold geochemistry.
	Udat Creek	Strongly anomalous gold and base metal geochemistry.
	Kalamansi Creek	Stream sediment anomaly.
	Tumbe Creek	Stream sediment anomaly.
	Moka Creek	Stream sediment anomaly.
	Indiwi River Group	Stream sediment anomaly.
EXL 497	Webiak	Northwest strike extensions of the Edie Creek vein systems / Possible diatreme.
	Upper Little Wau Creek	Anomalous rock chip results to 8.80g/t Au.
	Kulang	Hydrothermal breccias associated with porphyry intrusion.
	Kaure	Hydrothermal breccias associated with porphyry intrusion.
	Big Wau Creek	Hydrothermal breccias associated with porphyry intrusion.
	Mungowe	Fault controlled carbonate-base metal veining.
EXL 1193	White Cat	Stream sediment anomaly.
	Mossy Knoll	Stream sediment anomaly.
	Kobiak/ Iwalewi	Fault controlled quartz-pyrite veining.
EXL 1028	Kudjeru	Stream sediment anomaly.
	Upper Waria	Stream sediment anomaly.
	Allens Lode	Stratabound and structurally controlled replacement style gold mineralisation.

Figure 3.1 Geological Plan: The Witwatersrand Basin

Figure 3.2 Surface Boreholes and Mining Infrastructure: Freegold (North) Operations and Welkom Operations

Figure 3.3 Surface Boreholes and Mining Infrastructure: Freegold (Central) Operations and Harmony Free State (West) Operations

Figure 3.4 Schematic Geological Section (looking North): Freegold (Bambanani Mine) Operations

Figure 3.5 Surface Boreholes and Mining Infrastructure: Freegold (South) Operations

Figure 3.6 Schematic Geological Section (looking West): Freegold (Joel Mine) Operations

Figure 3.7 Surface Boreholes and Mining Infrastructure: WestWits (Elandskraal) Operations

Figure 3.8 Schematic Geological Section (looking East): WestWits (Elandsrand Mine) Operations

Figure 3.9 Surface Boreholes and Mining Infrastructure: West Wits (Cooke 1 Mine, Cooke 2 Mine and Cooke 3 Mine) Operations

Figure 3.10 Schematic Geological Section (looking East): WestWits (Cooke 2 Mine) Operations

Figure 3.11 Surface Boreholes and Mining Infrastructure: WestWits (Doornkop Mine) Operations

Figure 3.12 Surface Boreholes and Mining Infrastructure: West Wits (Cooke 4 Mine) Operations

Figure 3.13 Mining Infrastructure: Target Operations

Figure 3.14 Surface Boreholes and Mining Infrastructure: Harmony Free State (East) Operations

Figure 3.15 Surface Boreholes and Mining Infrastructure: Evander Operations

Figure 3.16 Schematic Geological Section (looking North): Evander Operations

Figure 3.17 Mining Infrastructure: Orkney Operations

Figure 3.18 Final Pit Limits: Kalgold Operations

Figure 3.19 Geological Plan of the Yilgarn Craton: Australian Operations

Figure 3.20 Schematic Geological Section through the Great Fingall orebody: Australian (Mt. Magnet & Cue Mine) Operations

Figure 3.21 Schematic Geological Section through the Mt Marion orebody: Australian (South Kalgoorlie Mine) Operations

Figure 3.22 Schematic Geological Section through the Dawns Hope orebody: Australian (South Kalgoorlie Mine) Operations

Figure 3.23 Geological Plan of the Morobe Province: Papua New Guinea Operations

Figure 3.24 Schematic Geological Section through the Hidden Valley orebody: Papua New Guinea Operations

Figure 3.25 Schematic Geological Section through the Hamata orebody: Papua New Guinea Operations

Figure 3.26 Schematic Geological Section through the Wafi Orebody: Papua New Guinea Operations

4.	MINERAL RESOURCES AND MINERAL RESERVES

4.1	Introduction

This section summarises the methods used by Harmony to derive and classify the Mineral Resource and Mineral Reserve estimates for the Mining Assets. It also presents SRK’s comments and opinions on the reasonableness of these estimates and presents Mineral Resource and Mineral Reserve statements as appropriate. In addition, this section sets out SRK’s view regarding the potential for proving up further Mineral Resources and Mineral Reserves at the Mining Assets.

Detailed plans are available for inspection at various Company operating offices where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request copies of specific information will be made available at First Floor, 4 High Street, Melrose Arch North, 2196, Johannesburg, Gauteng Province, Republic of South Africa.

4.2	SRK Review Procedures

SRK has not re-estimated the Mineral Resources and Mineral Reserves as estimated by Harmony for each of the Mining Assets. SRK has, however, undertaken sufficient check calculations and where appropriate, made necessary adjustments to the estimates to derive the statements presented herein and incorporated into the respective LoM plans.

The tables in this section summarise SRK’s statements of Mineral Resources and Mineral Reserves. The terms and definitions are those given in the March 2000 South African Code for Reporting of Mineral Resources and Mineral Reserves. This is known as the SAMREC Code (“SAMREC”) and is published by the South African Mineral Resource Committee under the auspices of the South African Institute of Mining and Metallurgy.

In presenting the Mineral Resource and Mineral Reserve statements the following points apply:

•	Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Mineral Reserves. Accordingly Mineral Resource statements are sub-divided into those Mineral Resources which have been modified to produce Mineral Reserves (designated by the suffix 1) and those which have not (designated by suffix 2);

•	Mineral Resources are quoted at an appropriate in-situ economic cut-off-grade with tonnages and grades based on the planned mining width;

•	Mineral Reserves for South Africa Operations are based on a gold price of ZAR92,000/kg. Mineral Reserves for the Australian Operations and the Papua New Guinea Operations are based on a gold price of A$540/oz (See Section 1.0 for spot commodity prices as at 1 January 2005);

•	Mineral Resources and Mineral Reserves were estimated as part of Harmony’s annual planning cycle dated 1 July 2004. Notwithstanding various Mineral Reserve adjustments as declared by Harmony in the interim period the statements as reported herein have been adjusted for the following: reclassification of the boundary between Inferred Mineral Resources and Indicated Mineral Resources; cessation of mining operations at certain operations primarily due to economic considerations and depletion that has occurred during the six-months that have elapsed between 1 July 2004 and the Effective Date. Consequently all Mineral Resources and Mineral Reserves are dated as at 31 December 2004;

•	Unless otherwise stated all Mineral Reserves and Mineral Resources are quoted as 100% and not attributable with respect to ownership;

•	All Mineral Reserves are quoted in terms of RoM grades and tonnage as delivered to the metallurgical plants and are therefore fully diluted and account for mining extraction;

•	Mineral Reserve statements include only Measured and Indicated Mineral Resources modified to produce Mineral Reserves and planned for extraction in the LoM plans;

•	Mineral Reserve sensitivities, where reasonable to estimate, have been derived from application of the relevant cut-off-grades to the underlying block listings. Accordingly, these have not been based on detailed depletion schedules and should be considered as incremental changes to the declarations as reported herein;

•	All references to Mineral Resources and Mineral Reserves are stated in accordance with the SAMREC Code; and

•	In respect of exploration properties and/or mineral rights located in South Africa Mineral Resources are not reported. Mineral Resources are reported for the international exploration properties and are limited to the WGP and the GCGP.

In respect of Harmony’s Australian Operations the following additional comments apply:

•	Mt. Magnet & Cue Mine: The individual deposits that materially contribute to the 31 December 2004 Mineral Resource Statement are Hill 50, St George & Water Tank Hill, Comet, Spearmont and Great Fingall. These five resource estimates, which contribute some 55% of the contained gold reported as Mineral Resources and 100% of the contained gold reported as Mineral Reserve, were reviewed by SRK. Based on materiality, and contribution to the Equity Value of the Company the other 97 Mineral Resource estimates included in the Mineral Resource Statements for the Australian Operations, have not been reviewed to the same level of detail; and

•	South Kalgoorlie Mine: Currently, the individual deposits that materially contribute to the 31 December 2004 Mineral Resource Statement, as reported herein are Mt Marion, Hampton-Boulder-Jubilee, Rose Hill and Inclined Shaft. These four resource estimates, which contribute some 71% of the contained gold reported as Mineral Resources and 100% of the contained gold reported as Mineral Reserve, were reviewed by SRK. Based on materiality, and contribution to the Equity Value of the Company the other 50 Mineral Resource estimates included in the Mineral Resource Statements for the Australian Operations, have not been reviewed to the same level of detail.

In respect of Harmony’s Papua New Guinea Operations the following additional comments apply:

•	HVGP: For both the Hidden Valley and Hamata deposits the data and geological resource models were reviewed and during the site visit to the properties selected core intervals and outcrops were visually inspected. For Hidden Valley, a sensitivity test of the resource estimate was completed and the results extended to Hamata by analogy; and

•	WGP: For the Wafi deposit the data and geological resource models were reviewed and during the site visit to the property selected core intervals and outcrops were visually inspected.

Surface sources at the Mining Assets comprise WRDs, Slimes Dams and other surface sources such as spillage and small stockpiles. WRDs are notoriously difficult to sample, given the range of particle sizes commonly present and the resultant heterogeneity of grade encountered during small-scale sampling operations. In the majority of instances, SRK has classified those WRDs with sufficient information as Indicated Mineral Resources. In instances where the grade and/or the density are known with insufficient confidence, SRK has classified these as Inferred Mineral Resources. In contrast to WRDs, Slimes Dams, in general tend to have more homogeneously distributed grades and the smaller particle size facilitates derivation of more reliable grade estimates from less onerous sampling programs. With adequate sampling and in-situ density determinations, SRK considers that slimes dams as such may be classified as Measured Mineral Resources. In instances where the grade and/or the density are known with insufficient confidence, SRK has classified these as Indicated Mineral Resources.

4.3	South African Operations – Mineral Resource and Mineral Reserve Estimation Methodologies

Mineral Resource and Mineral Reserve estimation and classification is dependent upon the quality and quantity of data, block definition, grade and tonnage estimation, grade control and reconciliation. Such parameters are considered by SRK to be typical of Witwatersrand Basin gold mines.

Unlike most other Witwatersrand deposits, the stacked nature of the reefs at Target Mine in combination with the bulk mining methods utilised, are conducive to three-dimensional computerised geological modelling. As a result of this and the fact that a significant amount of close-spaced drilling has been completed at Target Mine relative to other mines, the approach used to estimate the Mineral Resources and Mineral Reserves at Target Mine differs in most regards from that used at most other Witwatersrand mines.

The majority of resources in the Target North and Oribi areas have been estimated using standard two-dimensional classical statistical methods employed at other Witwatersrand mines where the reefs have been intersected by surface drilling only. At Loraine and to the immediate north of Target additional underground information has enabled a three-dimension computerised approach to be used similar to that employed at Target Mine.

Given the similar nature of the majority of the South African Mining Assets, the following sub-section summarises the general techniques commonly used by Harmony for estimation.

4.3.1	Quality and Quantity of Data

The resource estimation process at the underground operations is based on surface drilling, underground drilling and underground channel sampling. Unless outcropping, the orebodies are initially explored by drilling from surface on regular 500m to 2,000m grids. Once underground access is available, infill development drilling may be undertaken from access haulages and crosscuts to provide a grid of intersections that may range from 30m to 60m. Evaluation is then by extrapolation from or interpolation between stoping and development sampling.

In the case of surface drill holes, the core is halved using a diamond saw, one-half is retained as a geological record and one-half is assayed. For underground drill holes, the core diameter is considered to be too small to allow the core to be split and to yield a sufficiently large sample to allow assaying and, in this instance, the entire core is assayed.

Within the underground operations, exposures of the reef are channel sampled. Individual channels are cut perpendicular to the reef units, using a hammer and chisel. The sample cuttings are collected using steel pans. A detailed sampling record is kept showing the reef geometry at each section and the location of the section. Metal accumulation and channel width are recorded, typically within electronic database.

Current channel sampling standards comprise development sampling at 2m intervals and stope face sampling at 5m intervals. There is, however, considerable variation on this standard to reflect reef grade variability. Tshepong Mine and Bambanani Mine only sample every 4m on development, Nyala Mine only samples every 3m on development and on a 6m grid while stoping. St Helena Mine has a 5m by 5m sampling grid within the stope environment and sample the development at 3m intervals. Channels are defined perpendicular to the reef plane and individual sample lengths of 10cm to 30cm are taken to reflect the internal geometry of the reef. The sample size collected is in the order of 0.3kg. Two adjacent samples spanning the footwall contact may be taken in order to double the sample volume of this part of the reef that frequently contains the highest grades. This is particularly important where the reef is ‘bottom-loaded’, or consists of a narrow grit zone containing carbon.

The Free State Operations make use of Harmony’s “Free State Laboratory Services” (Not South African National Accreditation System – “SANAS” accredited). Pre-determined standards (South African Bureau of Standards – “SABS”) are included in sample batches, tolerance levels are determined and constant monitoring of the various analyses is done. A “round robin” sample check system is also applied, using Performance Laboratories Randfontein (SANAS T0265) and Beatrix Laboratory (Not SANAS accredited). Target Mine subcontracts to Performance Laboratories, as do Kalgold Operations and Evander Operations.

SRK considers that the inclusion of Mineral Reserves that are based on analyses from a non-accredited laboratories is justified in that there has been no significant change in the procedures used at the laboratories since the previous Mineral Reserve Statement that would have a material effect on the current Mineral Reserve Statement. In other words SRK are satisfied that the non-accreditation of the laboratories has not had a material affect on the Mineral Reserve Statement. Furthermore the South African Mining Assets have a significant history of gold production and reconciliation. Accordingly SRK do not consider that the accompanying Mineral Resource statements would be significantly biased due to the non-accreditation of the laboratories.

Two different assaying techniques are utilised at the Mining Assets. The Aztec Analysis is a largely automated instrumental technique for analysing underground chip samples using non-destructive energy dispersive X-Ray analysis (“EDXA”) that gives rapid quantitative analyses for gold and uranium. Variations within the sample matrix, as well as differences in mineralogy necessitate the use of correction factors that calibrate the X-Ray response from a sample to the true sample grade. These correction factors vary from operation to operation and may even differ between different reef types, depending on the regression curve derived from regression analysis of the Aztec results with fire assay results. Bambanani Mine and Nyala Mine, however, have recently discontinued the use of the correction factor as it was felt that low-grade samples were being over evaluated and high-grade samples (>30g/t) were being under evaluated. Check assaying is carried out on a proportion of the samples, which are analysed by fire assay with gravimetric finish. The fire assay method is used for the analysis of reef and waste dump samples as well as for checking Aztec analysis results. The samples are dried, sorted, crushed and pulverised then approximately 180g flux is used for a 50g-sample aliquot. A gravimetric finish is used for reef samples and atomic absorption finish is used for waste samples.

As part of Quality Control and Quality Assurance procedures checks are conducted on the assay laboratories and sample preparation plants. Blank samples and repeat assays are part of the external check process undertaken regularly which ensures that the laboratory adheres to assaying standards and procedures.

Harmony is in the process of rationalising and updating its mining software systems. Currently a range of separate computer systems are being used for survey pegs, sampling data, measuring, geological structure, facies, geozones, ore reserve management and mine planning. These systems comprise different versions of commercial packages and proprietary systems. The proprietary systems are being phased out (for support reasons) in favour of the commercial products, and a well-known Generalised Mining Software Package (“GMSP”) is being introduced as the standard geological modelling and mining software.

The majority of the Mining Assets have their sampling data in digital format. MS Excel workbooks (“workbooks”) are used for Mineral Reserve and Mineral Resource data management. In this respect a proprietary suite of workbooks have been developed which comprise data logic for reporting of Mineral Resources and Mineral Reserves.

Bambanani Mine, West Mine, Joel Mine and Tshepong Mine, West Wits Operations, Evander Operations, and certain of the Free State Operations use established 3D CAD-based computer systems, which have been developed to suit the tabular nature of the Witwatersrand gold deposits. At all these operations all survey data and sampling information is captured digitally and stored in electronic databases.

The Mineral Resource at Target Mine is primarily based on underground exploration drilling. Limited surface drilled intersections also exist as well as chip sampling in areas of the mine with underground development. The underground exploration holes were drilled from a footwall decline on sections lines 50m apart. The holes were drilled on a fan pattern at 15º intervals resulting in drill coverage of between 15m and 80m. Due to the fan nature of the drilling the broader coverage occurs in stratigraphically higher reefs as well as more proximal and distal areas to the sub-crop. Over 35 individual reef horizons have been intersected within the Eldorado Fan and include between 20 and 200 drill hole intersections per reef. The use of underground drilling has resulted in a significantly larger amount of sampling data being available in areas not yet accessed by underground development compared to most other Witwatersrand deep-level operations.

The Mineral Resource at Target North and Oribi is primarily based on surface exploration drilling. At Loraine, a total of 33 underground exploration drill holes and small quantities of chip samples form the basis of the Mineral Resource. The surface drill holes in the Target North area have been drilled on an irregular pattern, forming a drill hole grid spacing of between approximately 500m in the south up to 2,000m in the north. In the Oribi area 7 surface boreholes have been drilled over a strike length of 10km. Due to the geometry and geological characteristics of the individual reefs and reef packages these surface drill hole grids do not necessarily apply to all reefs or reef packages.

Arithmetic means of the short deflections in each surface borehole have been used for the true thickness and gold accumulation value of that borehole. Long deflections were treated as separate intersections; however, data were declustered by taking the arithmetic mean of borehole values for the same reef falling within 100m of each other on plan.

Assaying on the exploration samples was undertaken using fire assay techniques by ISO accredited laboratories with the use of blanks, standards and check assays for quality control. Inter laboratory checks were also performed with the full process having been independently audited by external consultants.

At Kalgold Mine the D Zone orebody has been mined to 160m deep (bench 36) in the south pit and to 140m deep (level 28) in the north pit. All the deposits have been explored on an average 50m by 20m by surface drilling. The D Zone and A Zone West deposits have been drilled to a spacing of 25m by 20m along and across strike, respectively. The exploration drill hole data is augmented by blast hole data to facilitate grade control during mining. Assays of the blast hole samples are undertaken at the mine laboratory. Periodic round robin assay tests have been completed to maintain laboratory quality control. In addition, the exploration geology department periodically sends duplicate samples to the laboratory to monitor reproduction of the assays.

4.3.2	Geological Modelling and Block Definition

Once the geological structure of an area and reef have been defined, the resource is blocked out on 2-D plan projections using major geological features such as faults, facies boundaries, channel structures and payshoots to define zones of homogeneity. These initial macro-scale blocks are referred to as ‘geozones’.

Mining blocks are determined once the geozones have been defined. Stoping is blocked out per panel in 30m mining blocks; development will be blocked out for 10m. Areas of broadly similar grade and channel width characteristics are statistically delineated, and also used to define geozones. In some circumstances, the intersection line between the reef and a certain access elevation (e.g. a mine level) may also be used to delineate blocks.

The geozones are used to define and separate data populations within the sampling database for further statistical and geostatistical studies. Once geozones and mining blocks have been defined they are digitised for use in computer aided grade and tonnage evaluation.

At Target Mine a computerised three-dimensional geological model of the reefs and interbedded quartzites has been developed using stratigraphic correlation between the boreholes. Underground geological mapping and high-resolution seismic surveys are also used to supplement the stratigraphic and structural data from the drilling. This enables the reef and quartzite models to be truncated against faults and dyke contacts maintaining the three-dimension volume integrity of the model.

The geological model is subsequently used to constrain a block model into which grades are interpolated. This model utilises a block size of 20m along strike, 10m normal to strike and 5m vertically. Volume integrity is maintained through the use of 2m by 1m by 1m sub cells, which are assigned the grade of the parent block.

At Target North and Oribi the geometry of the orebodies is difficult to interpret with a high-level of confidence given the relative sparsity of the reef intersections from the surface boreholes. The Mineral Resources are as such appropriately classified as either Indicated or Inferred. Fans similar in geometry to the Eldorado Fan at Target have therefore been postulated to exist at reasonable north-south intervals. The characteristics and geometry of this fan together with the borehole intersections have been used to define the limits of the Elsburg and Dreyerskuil Reefs.

For the Big Pebble Reefs the syncline has been subdivided into four zones from west to east to account for the separation of the distal reefs. This enables the resource estimation process to account for the probability that in the west the reefs would be mined in a single cut, while in the east the reefs would be mined individually in separate cuts.

In the case of the VCR the geological models have been based solely on the coverage of the surface borehole intersections on that reef.

The geological models developed as described above have been used as the basis of two-dimensional resource polygons constrained by surface borehole coverage and the regional structural model for each reef or reef package.

Where more information is available at Loraine and immediately to the north of Target Mine, computerised three-dimensional geological models of the reefs and interbedded quartzites or total reef packages have been developed using stratigraphic correlation between the boreholes and underground mapping if available. In these cases the three dimensional models have been used to constrain a block model into which grades are interpolated as at Target Mine.

At Kalgold Mine the digital orebody models are generated using three-dimensional geological modelling software. The oxidised zones of the mineralised orebodies are differentiated from the non-oxidised zones and modelled separately where this is considered applicable. The geological model is built up from a set of wire frame models that are developed on the basis of the exploration borehole intersections. For the D Zone, in particular, blast hole sample data and geological mapping within the pit contributes to the modelling process. The geological model is updated periodically as new information becomes available. The southern sector of the operation has a distinctly different characteristic to the northern sector, the boundary between these two zones is approximately coincident with a fault zone that cross-cuts the BIF unit. Variograms of metal grade are different for these two sectors and the estimation of the Mineral Resources occurs separately for the northern and southern sectors of the open pit.

4.3.3	Grade and Tonnage Estimation

The estimation methodology and approach at the majority of Harmony’s South African Operations follows a fairly standardised practice that is partly centralised, although some operations undertake their own estimations following the methodology approved by the company. On some of the acquired mines, however, the estimation methodology retains either aspects of, or may predominantly reflect practices in place prior to Harmony’s acquisition. The following section describes the estimation practices followed.

All underground operations undertake a variety of checks on the basic data used for the development of the Mineral Resource estimates. Data are validated and any extreme values investigated to ensure these are not a result of data transcription errors. Grade capping has been extensively applied throughout the operations to assist with further statistical and geostatistical evaluation. In the majority of operations the metal accumulation data are capped to the 98th percentile of the raw data, and the channel width data capped to the 99th percentile of the data. This level of data truncation has been found to assist in the derivation of variograms from the untransformed data. On certain of the orebodies, particularly where there are exceptionally high outlier grades, typically the kerogen rich reefs, a lower percentile value may be used, as a capping value after more detailed statistical analysis.

Another common activity on all underground operations is the delineation of geozones prior to any form of estimation process. This particular activity is described in some detail here because of its significance in controlling all subsequent aspects of the estimation process. This is followed by descriptions of the methodologies applied at the underground operations.

Geozones are defined within each reef environment, the objective of this subdivision is to partition the available grade data into ‘homogenous populations’ which may form a valid basis for statistical and geostatistical analysis. The criteria for the delineation of geozone boundaries varies widely and may include consideration of channel width, grade zonation, footwall geology, nature of the conglomerate reef and observed paleocurrent directions. Where grade data are captured digitally each mine uses its defined geozones to subdivide the reef data into discrete populations that are considered to have distinct grade distributional characteristics. Statistical analyses of the metal accumulation values are undertaken so as to substantiate the different grade populations in each domain. In some cases other parameters such as channel width and stope width will be analysed, to look for trends that could be investigated further with geostatistics. The role played by geozone boundaries in the evaluation process is a major one. Changes to geozone boundaries, arising from changes in model interpretation from the basic data result in changes to the variograms and histograms within each geozone boundary. This may also result in changes to the grade-tonnage relationships within each geozone. Additionally, the changes in geozone boundary may also affect the classification applied to resource blocks.

Tshepong Mine, Phakisa Project, Bambanani Mine and West Mine: At these mines and projects ordinary kriging is constrained within each of the defined geozones. Channel sample data are used to interpolate metal accumulation values into 10m by 10m blocks using ordinary kriging. This estimator makes use of variograms based on the channel sample data and the search radius employed is equal to the short range of the variogram structure. Only those blocks with a high statistical confidence (classified using a theoretical regression relationship derived from the kriging system and expressing the slope of regression between the unknown actual value and the estimate, Z|Z*, where the slope must be greater than 0.6) are evaluated by this method.

Areas not estimated by the 10m by 10m ordinary kriging are then divided into 30m by 30m blocks, and these entities are evaluated using a simple kriging interpolation process. Simple kriging differs from ordinary kriging in that it incorporates the local area mean value (which in this case is based on the ordinary kriged values) within the estimation process. The search radius employed in the simple kriging estimation is also quite restrictive; only data that are included within the eight blocks surrounding the block being estimated (as well as the block itself) are retained for the estimation.

Areas that are not estimated using the 30m by 30m simple kriging estimates are subdivided into 120m by 120m blocks and evaluated using a macro-cokriging process. This procedure uses data from two supports, namely regularised data within 120m by 120m blocks, as well as isolated drill hole data. Channel sample data are regularised (i.e. averaged) into 120m by 120m blocks. This regularisation is performed for each of the geozones in turn; blocks that are based on too few (<20 data values) are disregarded for the remaining estimation procedure. Variograms are developed for the regularised block data, as well as for the point data and the regularised block values and widely spaced drill hole data are co-estimated. The basic principle behind this estimation method is that long range extrapolation of regularised block grades is possible, but benefits significantly from the inclusion of drill hole data remote from the areas covered by dense information.

The blocks from each of the three block models are combined so as to result in high confidence estimates in the vicinity of the channel sampling using 10m by 10m and 30m by 30m blocks which contribute to the Measured Mineral Resource and well founded long range estimates which contribute to the Indicated Mineral Resource and the Inferred Mineral Resource further from the channel sampling.

For the remaining of Harmony’s South African Operations a slightly different evaluation process is employed to that above. Three block models are created prior to grade estimation, a 15m by 15m model, a 30m by 30m model and a 60m by 60m model. Metal accumulation and channel width values are interpolated into these block models in accordance with a set of prescribed procedures. In all instances estimates are restricted within, and only use data from within the individual geozones.

The search neighbourhood for kriged estimates interpolated within the 15m by 15m block model is restricted to the longest range structure of the semi-variogram. Additionally a minimum of 15 sample points must be contained within the search radius for a block to be estimated.

Within the 30m by 30m block model, the search neighbourhood employed in the interpolation of accumulation and channel width is set at twice the range of the semi-variogram structure and a minimum of 10 sample points must be located within the search radius for a block estimate to be developed. In geozones where there are sparse data, estimation may be undertaken using the inverse distance squared (“ID2”) estimation technique. The arithmetic mean of the capped data within each geozone is inserted into the 60m by 60m block model. The three block models are then combined to form a single model. If a data value exists within the 15m by 15m model, it is preferentially retained in the final model, if there is no value from the 15m by 15m block model, the value for that area is accepted from the 30m by 30m block model. If no kriged estimate exists, the capped mean grade is used, from the 60m by 60m block model.

For the South Reef at the Doornkop Mine the basic geological model relies heavily on extrapolation of the grade distribution patterns observed on Cooke Mines. The broad, southeast pay shoot pattern has been extrapolated across the Witpoortjie Horst into the Doornkop area. Surface diamond drill holes are available over the Doornkop Mine, as well as two smaller areas covered by development and stoping. The geozones used for the interpolation of metal accumulation and channel width consist of generally higher-grade pay shoots oriented in an east-southeast direction separated by generally lower-grade intermediate areas. For the areas covered by underground stoping and development, kriged estimates have been developed for the Measured Mineral Resource and Indicated Mineral Resource categories, as described above. The areas of the high-grade geozones that fall outside twice the range of the semi-variograms, have been assigned the average grade of the ordinary kriged estimate within that geozones. The lower-grade geozones have been assigned a value derived from a ‘Sichels t’ estimate using all the surface borehole intersections, including those that fall within the higher-grade pay shoots.

Resource blocks consist of large areas that are blocked out as part of the Mineral Resource and mine planning process. These blocks are typically bounded by geological structures such as faults and dykes and other dimensions of the blocks are frequently expressed in terms of typical face advance rates. These resource blocks are assigned grades from the underlying block models using computerised modelling software packages. Resource blocks are kept as an inventory listing with several attributes recorded for each. Availability and status record whether or not the ground has been abandoned, whether the area is currently accessible and the time required accessing a currently inaccessible area.

Each block is assigned a stoping width, which is based on the expected mining width in virgin ground, or otherwise the stoping widths encountered historically in the vicinity of that block which accounts for the hangingwall dilution often incurred at these mines. In addition, the square metres of the block are corrected for dip and are discounted for fault losses on some operations. Some operations do not discount the Mineral Resource areas to account for fault losses and it is assumed that the losses are accounted for within the blocking procedure. For the operations situated in the Welkom area, the geological fault loss factors applied differ across the mines as the fault frequency varies. The factors are also associated with the Mineral Resource classification e.g. at Tshepong Mine, the following figures are used: Measured 3% Indicated 10% and Inferred 20%. At Bambanani Mine the following fault discount values are applied: Measured, as per mapped geology on mining faces, Indicated 7% and Inferred 15%. Although no standard has been adopted across the group, the values used at each mine have been values actually encountered or are the result of fractal analysis of fault frequency and displacement.

At the Orkney Operations, Welkom Operations, Eland Mine, Kudu-Sable Mine, Nyala Mine and St. Helena Mine, Harmony do not use a computerised system for resource estimation. The Eland Mine shaft pillar has been kriged using 30m by 30m blocks, using separate runs for each of the two facies identified in that area, namely the Geduld and the BCF. The Nyala Mine shaft pillar was estimated separately from the rest of the Nyala Mine. Using underground chip sampling from surrounding areas, and underground drill holes, 10m by 10m blocks were estimated using ordinary kriging. The data was then regularised to 30m by 30m and 60m by 60m grid spacing, and 30m by 30m and 60m by 60m blocks, respectively, populated using ordinary kriging. The variograms were derived from the point data only. Large blocks to the north of Nyala Mine, where sampling is relatively scarce have been estimated using a Sichel’s t estimate. All other areas are estimated using either a weighting method or simple stretch averages. These methods are considered to be adequate given the high pillar content of the resource and therefore the high density of sampling information available. At Nyala Mine, data has been collected in an electronic database. Harmony plans to convert this manual approach to that incorporating GMPS which will be the primary tool for both geological modelling and grade estimation. Mineral Resource block list data are managed using spreadsheets, including standardised company template spreadsheets that automate simple calculations and present data in common formats.

The Evander Rolspruit Project is contiguous with Evander 8 Mine and the Evander Poplar Project is situated approximately 15km northwest of Evander 8 Mine.

At the Rolspruit Project, the data from the 47 surface drill holes as well as the underground channel sample data from Evander 8 Mine have been included within the geostatistical evaluation of the project area. The area has been sub-divided into geozones that attempt to segregate the project area into zones of similar reef width, sulphide content within the reef and presence of carbon within the reef. These geozones are contiguous with geozones in Evander 8 Mine. A total of eight separate geozones have been delineated within the project area. Evaluation of each geozone has been completed using Sichel’s ‘t’ estimator using data within the geozone boundary only.

At Evander Poplar Project the area has been similarly divided into three geozones, which are based on the footwall lithology beneath the Kimberley Reef and on trends interpreted from examination of the drill-hole data. Evaluation of each of the geozones was based on a Sichel’s t estimate that accesses the drill-hole data contained within each geozone.

At Target Mine the assay data for each reef have been analysed statistically following the production of reef composites using the geological model. The reef grade populations exhibit positively skewed distributions therefore the capping of high-grades has been applied to the dataset prior to grade estimation in order to limit the influence of the highest grades samples. The individual reefs within the reef packages demonstrate variable statistical characteristics supporting their evaluation as separate entities.

The capped composites have been subject to geostatistical spatial analyses using semi-variograms calculated in a best-fit plane for the reefs and reflective of the spatial variability of the reef grade. These analyses indicate the presence of two structures with minor ranges in the order of 40m to 100m and major ranges from 100m to 200m. A relative nugget effect of approximately 20% has been observed within most of the reefs. As with the statistical characteristics the individual reefs display marked geostatistical differences in range and anisotropy.

Grade has been directly interpolated into the blocks by means of ordinary kriging using parameters derived from the semi-variogram analyses. Each individual reef horizon has been separately estimated. The search parameters in the plane of the reef correspond closely to the semi-variogram ranges. The search normal to the reef plane varies between 50m and 80m in order to accommodate the throw of the faults and the synclinal structure of the fan (although only data within the reef plane are accepted for inclusion within the estimate). A second longer range kriging run has been used to interpolate grades into peripheral blocks not assigned a grade by the initial run. Grade has also been interpolated into the intervening quartzite horizons in order to assess the diluting grade of this material when it is incorporated as internal dilution into the massive stopes.

In the case of the two-dimensional resource estimates the declustered gold accumulation data which falls within each resource polygon are plotted on a log-normal probability plot. If deemed necessary a third constant beta parameter is estimated and a three parameter log-normal distribution assumed. If necessary using the log-probability plots any high outliers are then capped to fit the distribution. The gold accumulation estimate (cmg/t) is then derived for each resource polygon using the lower value of the arithmetic mean and a Sichel’s ‘t’ estimate.

In the case of the three-dimensional models at Loraine and Target North a similar methodology is used as at Target Mine. However, due to the sparser nature of the data, grade is interpolated into the blocks by means of a Sichel’s ‘t’estimate using search radii derived from the variography of each reef horizon. In the case of Target North the semi-variograms used at Target Mine form the basis of the search radii, while at Loraine semi-variograms have been modelled using the limited underground chip sampling available (although this is not used in the estimation itself). A minimum of three samples is required for the block to be estimated. As at Target Mine, a second longer range run is used to interpolate grades into peripheral blocks not assigned a grade by the initial run.

For the two-dimensional polygons an average dip for the steeper west limb and shallower east limb of the syncline has been estimated, together with a proportional split between the two, from cross-sections to derive a true reef area for each polygon. The arithmetic mean of the declustered data is used to derive an average thickness and therefore a volume. If the thickness is below 100cm a minimum mining width of 100cm is used in this process.

As the small-scale structure in the Target North, Loraine and Oribi is not as well-known as at Target Mine and the estimates are based on two-dimensional models, a 10% tonnage discount factor has been applied to all resources in these areas to account for reef losses.

At Kalgold Mine, the density of the ore lithology is variable depending on proportion of magnetite within the banded-iron formation that hosts the mineralisation. Kalgold Mine has built up a large density database through density measurements of individual samples from the drill-holes in the D Zone orebody. A single average value for the density of ore is applied to the orebody as a whole. For the A Zone, A Zone West and Water Tank orebodies, density measurements have not been undertaken and a comparable density value has been applied for Mineral Resource estimates based on extrapolation from the D Zone.

For each orebody, the drill hole data are captured in a database and displayed in the software to allow for geological interpretations of the extensions of the orebodies in three-dimensional space. Wireframe models of the orebody model are generated and are then filled with blocks of dimensions 20m by 5m by 5m.

Computerised geostatistical estimation methods are used for the evaluation of the Mineral Resources. Block grades are estimated by means of ordinary kriging using variogram parameters derived from sample data inclusive of exploration boreholes, and blast hole data. All data are composited into 2.5m intervals. High values within the data value (in excess of 8g/t) are not capped, but are treated within the estimation process by restricting their range of influence during the interpolation process. The Mineral Resources are derived from block models of the orebodies.

Table 4.1 presents the densities used in derivation of Mineral Resources for the South African Operations. These are used to derive the in situ tonnages and grades associated with the underlying Mineral Resources. However at Freegold Operations Joel Mine has a density of 2.75tm-3 and St. Helena Mine has a density of 2.70tm-3. At West Wits Operations the Cooke 1, Cooke 2, Cooke 3, Cooke 4 and Doornkop (South Reef – 2.70tm-3) have a density of 2.75tm-3.

Table 4.1 South African Operations: Densities used for Mineral Resource estimates

Mining Assets	Density (tm-3)
Freegold Operations	2.78
West Wits Operations	2.78
Target Operations	2.78
Harmony Free State Operations	2.72
Evander Operations	2.70
Orkney Operations	2.78
Welkom Operations	2.78
Kalgold Operations	3.10

4.3.4	Classification

Historically, the classification boundary between Indicated Mineral Resources and Inferred Mineral Resources at the South African Operations was established using a standardised set of criteria (“franchise rules”) and efforts were made to apply these criteria to all Witwatersrand operations managed by Harmony. Specifically, Indicated Mineral Resources were only estimated using search ranges equal to twice the variogram range, additionally a minimum of 10 samples were required to be located within the search neighbourhood for a block to be estimated and classified as Indicated Mineral Resources.

Following comments made by SRK in its previous CPR (published 8 April 2004) the Company has reviewed its franchise rules and consequently portions of Inferred Mineral Resources have been upgraded to Indicated Mineral Resources through consideration of additional factors, specifically including ‘geological confidence’ usually related to the location of the blocks relative to known or projected payshoots. In some cases these upgrades have been accompanied by the addition of new data, including underground drill data, as well as on-reef development. In other cases, the upgrading has been attempted purely following re-examination of the geological environment and consideration of the confidence that may be attached to a block, given the likely behaviour of the reef unit and the present understanding of the grade distribution and payshoot trends, as reflected by variograms.

During the review process, SRK considered that the application of the standardised criteria, as described above, failed to recognise the clear differences between geology and also grade distribution patterns within different reefs of the Witwatersrand. This issue has been addressed by Harmony through a series of exercises (completed during the second and third quarter of fiscal 2005) in which the classification criteria applied in many of the operations were reviewed in detail in the light of the geological understanding of the reef.

The previous classification system applied by Harmony on these operations was to block Measured Mineral Resources out to 30m or against structures and geozones boundaries where they are adjacent to sampled information. Indicated Mineral Resources were blocked out to 60m from sampled stoping and within geozones. The Inferred Mineral Resources classification remains the large blocks defined by facies, structure and mining lease boundaries.

At the Bambanani Mine, Joel Mine, Masimong 5 Mine, Elandsrand Mine, Cooke 3 Mine, and Doornkop Mine South Reef additional material has been included in the Indicated Resource Category that would previously (pre-Harmony’s 30 June 2004 declaration) have been classified as Inferred Mineral Resources. These are generally longer life operations, with large open areas still to be mined. Areas on these shafts that are extensions of known pay shoots and where there is underground or surface drilling that confirms the extension of the facies or payability have been upgraded to Indicated Mineral Resources. The areas that have been upgraded have been terminated on major structures that may affect the continuity of the facies or payshoots.

These reclassification issues have been reviewed by SRK and accepted where these changes were deemed appropriate, in light of known reef behaviour or volume/quality of data available. It is however important to note that not all the reclassification undertaken by Harmony has been accepted by SRK. The individual resource blocks have been classified on a block by block basis as Measured, Indicated or Inferred Mineral Resources as defined by the SAMREC Code.

Classification of Indicated Mineral Resources and Inferred Mineral Resources at Tshepong Mine and Phakisa Project is based on the kriging variance applied to the resource block. This is used to derive percentage values, which represent the maximum theoretical difference between the estimated grade and the actual grade of a block at 95% confidence. The limit of the Measured Mineral Resource blocks is determined by the extent of the simple-kriged 30m by 30m blocks.

Harmony Free State Operations, Joel Mine, Bambanani Mine, West Mine, West Wits Operations and Evander Operations classify resource blocks based on the following criteria. Measured Mineral Resources are blocked out to the longest range of the semi-variogram, for each geozone, where there are at least 15 sample points within this range. Indicated Mineral Resources are blocked out to twice the longest range of the semi-variogram, for each geozone, where there are at least 10 sample points within this range. Inferred Mineral Resources are within large blocks defined by facies, structure and the mining lease boundaries.

Where paper-based estimation methods are employed resource blocks that are adjacent to sampled developments, including current production and ongoing sampling, are classified as Measured Mineral Resources. Blocks that are generally close to sampled development, but are themselves usually sampled by only a few underground drill-holes, are classified as Indicated Mineral Resources. The remaining blocks, remote from underground development where the estimation of tonnage and grade is based upon extrapolation of known geological features such as payshoots/channels as well as faults, are thus classified as Inferred Mineral Resources.

At Target Mine blocks are classified as Measured Mineral Resources where the drill hole spacing is less than that which equates to the point on the semi-variograms where the variance is equal to 66% of the total sample variance. Indicated Mineral Resources extend beyond the Measured Mineral Resource to include all those remaining blocks estimated by the first interpolation run. Inferred Mineral Resources comprise blocks estimated by the second longer range interpolation run and also resource areas with very limited sample data.

At Target North and Loraine where the resources have been modelled in three-dimensions Indicated Mineral Resources are defined as those blocks into which grade is interpolated in the first estimation run and Inferred Resources are defined as those blocks estimated by the second longer range interpolation run.

In the case of the resources modelled in two-dimensions at Target Mine the resource polygons, and therefore the basis of the classification, have generally been delineated based on borehole coverage. Indicated Mineral Resources are broadly defined as those blocks containing a “reasonable” coverage of surface borehole intersections (usually a minimum of 10 intersections on a minimum approximate borehole grid spacing of 1km). Inferred Mineral Resources are those containing fewer intersections and where the continuity of blocks has been inferred using geological interpretation to major structural features. The Inferred Mineral Resources are therefore generally situated in the far north of Target North and at Oribi or closer to Target Mine on reefs that have not been intersected by many surface boreholes.

4.3.5	Selective Mining Units

Theoretically the minimum selective mining unit (“SMU”) applied at Target Mine is the individual 20m by 10m by 5m blocks used for the grade estimation. However, in practice the reserve is defined through the superimposition of practical stope designs on the block model. While the individual blocks are used to determine the margins of these stopes they are not planned to be mined in isolation but rather as aggregations of blocks within the stope design.

For the remaining mines, the choice of SMU is dependent upon the mining method to be applied. In the case of narrow reef mining used at the Mining Assets, the SMU is an agglomeration of contiguous panels, each of dimension 30m by 30m. For practical reasons at this block size, mining of both pay and unpay material is unavoidable and the halting of stope faces is only triggered by unacceptably high levels of unpay ore being mined.

For remnant extraction, the individual pillar dimensions define the individual SMU dimensions. Due to the relatively small volumetric size of such remnant and/or pillar area, the sampling density available from previous mining activities facilitates a high degree of confidence for grade estimation.

4.3.6	Grade Control and Reconciliation

At the majority of Harmony’s Witwatersrand operations, grade control and reconciliation practices follow similar procedures to those applied elsewhere in Witwatersrand Basin gold mining operations. The reefs and the hangingwall and footwall lithology are visually identifiable and channel sampling ensures that the face grade is monitored accordingly. As part of the reconciliation exercises, physical factors, including stope widths, dilution, Mine Call Factors (“MCFs”) and Block Factors (“BFs”) are recorded on a monthly basis. The results are used to reconcile Mineral Reserve estimates with actual mined tonnages and grades.

As stopes are mined, surveyors monitor the stope width and face advance to provide an accurate stope tonnage estimate. The channel samples taken within the stope are reconciled against the pre-mining grade estimate based on the kriging described above. The difference in gold metal is recorded as a BF, which is a combination of bias in the resource estimate and mining losses. BFs tend to approximate 100% and accordingly no further adjustment has been made.

Belt samplers at the shaft head also record grade and tonnages as monitored by belt weightometers. These figures are compared back to the surveyed estimates on a monthly basis to give a Shaft Call Factor (“SCF”), which multiplied with the Plant Call Factor (“PCF”) gives the MCF. Generally SRK considers that the underlying grade control and reconciliation processes are appropriate and do not materially affect the underlying Mineral Resource estimates as presented herein.

Grade control practices at Target Mine are based on the results of development chip sampling and underground infill drilling and are used primarily to aid stope definition especially in areas where the fan drilling has resulted in larger spaced sample coverage. In the areas where conventional narrow reef mining methods are applied such as in the Dreyerskuil Reefs, stope face sampling and surveying is undertaken as is standard practice on other Witwatersrand mines. In the massive Elsburg stopes a cavity monitoring system is employed which assess the degree of stope over break and resulting dilution. Hoisted grade is reconciled back to the mined grade to derive a SCF. The grade reported by the mill is compared to the hoisted grade to derive a PCF. These two factors are then combined to derive a MCF.

SRK considers the grade control and reconciliation practices employed at Target Mine to be appropriate for the nature of the orebody and mining methods employed. One of the reasons for the high MCF may well be a function of underestimation of the grade in the higher-grade proximal areas of the Eldorado fan as a result of the smoothing inherent in the grade interpolation procedure. In SRK’s opinion this is likely to reduce over time as mining progresses to lower grade, more distal areas.

4.3.7	Mineral Reserve Estimation

The procedure for estimating Mineral Reserves at the majority of Harmony’s South African Operations comprises the following key items:

•	Finalisation of the Mineral Resource Inventory: Blocks are appropriately classified in respect of reef type, block availability and Mineral Resource Classification. Block availability is primarily defined with respect to time based constraints which reflect blocks available for mining within 1, 6, 12, 24 and >24 months. Blocks classified as >24 months are also referred to as X blocks. A further category exists in respect of availability termed Z blocks. In these instances, blocks have been ascribed such coding in recognition of difficulties in mining and/or where sufficient uncertainty exists that such blocks are not converted to Mineral Reserves in the company’s declarations. This is not to say however that such blocks will not be transferred in due to course to Mineral Reserve status (See Section 4.5 SRK Comments). The physical attributes by which blocks are defined are: block area defined as the area of the block in the plane of the reef unit; block width (“BW”) normally equated to stoping width (“SW” – also referred to as the minimum mining width) measured in centimetres; block value defined as gold accumulation and measured in cmg/t; density measured in tm-3. From these physical attributes block tonnage, block grades (g/t) and block content (kilograms of contained gold) are derived. SRK notes that whilst BFs are measured these are not routinely applied to adjust the underlying block content, thereby assuming that these remain at 100%;

•	Finalisation of the Modifying Factors: For those blocks which are to be considered for conversion to Mineral Reserves, the following modifying factors are then established to process and extract the recoverable gold content of the block; BF; MCF, dilution and Metallurgical Recovery Factor (“MRF”). The BF is a correction factor used to account for variance between the in-situ estimate of the gold content of the mining block and the average block gold content derived by subsequent interpolation using post sampling data gathered during block depletion. MCF is the estimated ratio between: the back allocated head grade derived from the metallurgical accounting of recovered gold and gold contained in residue, otherwise known as Gold Accounted For (“GAF”) and that estimated to have been broken from the stoping faces, otherwise know as Gold Called For (“GCF”). Dilution is defined as the difference between the milling width (“MW” – measured in centimetres and estimated as the total tonnage delivered to the plant from underground divided by the product of the total stope area depleted over the same period and the in-situ density) expressed as a ratio to MW. MRF is estimated as the ratio between recovered gold and the GAF. All ratios are expressed in percentage terms;

•	Finalisation of the Economic Parameters: These include the following; operating costs (ZAR/t) based on the anticipated total mining and processing method, specific costs including all appropriate overheads necessary to mine, process and sell the recoverable gold; and the price of gold quoted in local currency and derived from the Company’s long term view of gold price quoted in US$ and the exchange rate between the US$ and the ZAR;

•	Cut-off-grade Optimisation: The cut-off grade policy as applied at Harmony’s South African Mining Operations is largely based on establishing operating in-situ cut-off grades which coincides with the point of maximum present value (“PV”). PVs are determined by application of the modifying factors and the economic parameters (as defined above) to the quantum of material (defined by tonnage, grade and content) derived from the Mineral Resource Inventory at specific cut-off grades. The result of this process is then projected graphically, with the “optimal” cut-off grade chosen corresponding to the maximum PV derived. The resolution at which this process is applied varies between individual operations and may range from all Measured and Indicated Mineral Resources (excluding ‘z’ blocks) at mine level, to block groupings with common attributes (block availability, reef type and block classification). Completion of this exercise then generally results in reef specific “optimal” cut-off grades, other than those instances where an alternative cut-off grade is employed termed an “executive” cut-off grade which over-rides that determined as the ‘optimal’ cut-off grade. SRK considers this approach to be appropriate for the Harmony Operations however in the absence of detailed scheduling of stoping and development there is a risk that areas below the cut off may have to be mined in order to access the areas above the cut off. In respect of selectivity, SRK notes that the current approach on application of the ‘optimal’cut-off grade does not account for the potential to be selective within large blocks, the average grade of which falls below the cut-off grade.

•	Mineral Reserve Declaration: For each reef type the “optimal” cut-off grade is then used to report in-situ tonnages and grades for all blocks reporting to Mineral Reserve status. Such reports are stored in the “Classifier” or otherwise known as CLS files which contain the in-situ Measured and Indicated Mineral Resources reported at the cut-off grade. The results contained in the CLS files are then subject to application of the relevant modifying factors as incorporated into the “ore-flow” calculations which result in the declared Mineral Reserve reported on a mill delivered basis. Diluting tonnage expressed as a percentage of total mill tonnage and comprise, gully tonnes, development tonnes, sundry items, vamping tonnage (Section 4.5), sludge tonnage and discrepancy tonnage. Gold grades are generally attributed to development tonnage, vamping tonnage and sludge tonnage which then report to the overall Mineral Reserve declaration.

The Mineral Resources at Target Mine together with the survey outlines of the existing stopes, excavations and development tunnels form the basis of the engineering design of the Mineral Reserves. The Mineral Reserves are based on the Measured Mineral Resources and Indicated Mineral Resources that exceed a cut-off grade, which is determined for each mining method, and that have been the subject of engineering design and have consequently been classified into Proved Mineral Reserves and Probable Mineral Reserves.

Datamine is used for all Geographic Information System (“GIS”) and 3D modelling of the orebody outlines and stope design at Target Mine and the survey outlines are imported from a GMPS. In terms of the mechanised section a mining method is assigned to a particular area of ground within a block and the design parameters applicable to the method are used as a basis for developing the stope outline. The stope design considers aspects such as maximum drill hole length, the angle of repose, location of drill drive and loading drive as well as backfill, ventilation and equipment resource constraints. The stope outline may in places not be coincident with the orebody outline and result in planned dilution and/or ore losses. Internal waste between reef packages is also incorporated into the stope design where necessary. Once the design is complete the material contained within the stope outline becomes an Engineered Resource and subsequent to the application of further factors associated with un-planned dilution and ore loss with for the Mineral Reserve. Mineral Reserves associated with the mining of narrow sections of the orebody are determined in a similar but simpler manner in that an appropriate stoping width is selected and the planned dilution represents the difference between this width and the channel width of the Mineral Resource.

In respect of surface sources Mineral Reserves are defined by application of cut-off grades to specific WRD and/or Slimes Dams. In such instances the decision to process and thereby convert to Mineral Reserve status may not necessarily be focused on a pure economic decision, specifically where the associated environmental liabilities and potential reduction through processing becomes an important consideration. Where this is not the case, the Company currently applies an economic filter on an overall surface source basis and no other significant adjustments in respect of tonnage or grade is applied.

The modifying factors as given below in Table 4.2 through Table 4.16 inclusive present historical modifying factors and those incorporated into the current LoM plans and accompanying Mineral Reserve statements as reported in this CPR. The tables also report the weighted (per reef) average cut-off grade as used for determination of Mineral Resources and Mineral Reserves by Harmony per mine and the equivalent weight average pay-limit as calculated by SRK and derived from the LoM plan. SRK has where considered appropriate made adjustments to modifying factors presented by the Company to better reflect future forecasts in the LoM plans.

The variances between the cut-off grades as determined by the Company and that produced for comparative purposes by SRK result from the following factors:

•	The cut-off grade as generated by the Company is the result of the inputs to the ‘Optimizer’ process as applied by Harmony;

•	The cut-off grade as generated by SRK is equivalent to the paylimit and includes the impact of the royalty; and

•	The inputs into the cut off grade as generated by SRK generally include lower MCFs and higher unit costs.

SRK considers that the approach incorporated into the cut-off grade policy is appropriate.

The Modifying Factors are based on historical reconciliation exercises and as such are considered valid for the purpose of reporting Mineral Reserves for the Mining Assets. The large range in certain modifying factors is as a result of mining several different reef types and under different operating conditions combining virgin ground, remnant pillars and delivering ore to one or a selection of processing plants. Historical factors have been sourced from the Company’s on-mine reporting systems and are reported for fiscal 2002, 2003, 2004 and 2005(H1). In certain instances data records prior to this period are available and have been assessed, but due to their relative degree of completeness have been excluded form this report. In addition, weighted averages for 42 months, 30 months and 18 months are reported with the last reporting month being December 2004. The LoM plans and Mineral Reserve statements are largely based on the 18 month weighted average as reported. In respect of new projects where no historical information is available, Modifying Factors have been selected on the basis of proxy operations (those with comparable reef units and similar mining environments). Modifying Factors reported as LoM Plan may be different that that reported as the 18-month weighted average due to the following:

•	SRK has where considered appropriate included future improvements where appropriate technical rational has been presented;

•	The LoM Plan statistics are weighted averages which depend on the overall contribution of each reef unit incorporated in the LoM plan. As such the future contribution may be different to that achieved in the past;

•	Future milling widths will also be dependent upon the planned contribution of future development, which may be more or less than that achieved historically;

•	For Mining Assets which are currently operating as care and maintenance operations cut-off grades have been derived based on factors achieved under prior operating conditions, save for gold price;

•	The cut-off grades reported for surface sources are quoted in g/t and not cmg/t; and

•	Where no block factor information was available for the purpose of calculating weighted averages SRK has assumed that this was 100%.

As Target Operations are substantially different in respect of mining methods and the three dimensional nature of the orebodies mined only the modifying factors represented by MCF and BF are applicable. Furthermore dilution is already incorporated into the majority of the stope designs with unplanned dilution being derived through application of a factor which ranges from 7% to 10% on a tonnage basis with diluting grade being forecasted at 0.0g/t.

In respect of the LoM cut-off grade reported the values included in the following tables largely reflect the average LoM pay-limit based on the key physical and economic parameters incorporated into the LoM Plan as modified and presented by SRK (generally higher costs and lower MCF). Whilst SRK recognise the approach incorporated into the ”Optimiser”, it is however apparent that the inputs used in derivation of the ‘optimal’ cut-off grade are substantially improved when compared with history and that incorporated into the LoM plans as adjusted by SRK and presented herein. The likely impact of a revised ‘optimal’ cut-off grade based on the parameters derived by SRK has not been established.

Table 4.2 Freegold Operations: Modifying Factors

Operating Mine	Units		2002	2003	2004	2005(H1)	42 month	30 month	18 month	LoM Plan
Block Factor
Tshepong Mine	(%)		100	100	97	96	98	98	97	100
Bambanani Mine	(%)		100	103	101	97	101	101	100	100
West Mine	(%)		100	100	92	91	95	95	92	100
Nyala Mine	(%)		100	100	97	100	99	99	99	100
Joel Mine	(%)		100	100	107	99	102	103	104	100
St. Helena Mine	(%)		100	100	103	117	104	104	107	100
Kudu-Sable Mine	(%)		100	100	105	105	103	103	105	100
Phakisa Project	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	100
MCF
Tshepong Mine	(%)		92	81	71	71	77	75	71	75
Bambanani Mine	(%)		75	71	67	75	71	70	70	72
West Mine	(%)		54	75	81	81	77	79	81	81
Nyala Mine	(%)		n/a	n/a	75	77	76	76	76	76
Joel Mine	(%)		87	88	80	74	83	82	79	79
St. Helena Mine	(%)		n/a	67	80	70	74	74	78	78
Kudu-Sable Mine	(%)		78	83	70	71	75	75	71	71
Phakisa Project	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	83
Stoping Width
Tshepong Mine	(cm	)	99	101	101	103	101	102	102	101
Bambanani Mine	(cm	)	159	162	165	189	167	168	172	185
West Mine	(cm	)	165	171	164	152	163	163	160	175
Nyala Mine	(cm	)	n/a	n/a	155	142	149	149	149	149
Joel Mine	(cm	)	135	130	144	154	140	141	147	147
St. Helena Mine	(cm	)	n/a	134	161	176	151	151	165	137
Kudu-Sable Mine	(cm	)	181	179	177	188	180	180	180	180
Phakisa Project	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	102
Milling Width
Tshepong Mine	(cm	)	141	136	130	132	134	133	131	133
Bambanani Mine	(cm	)	231	213	216	215	217	215	216	220
West Mine	(cm	)	170	178	166	146	165	165	159	205
Nyala Mine	(cm	)	n/a	n/a	176	172	174	174	174	193
Joel Mine	(cm	)	213	196	198	216	202	200	203	186
St. Helena Mine	(cm	)	n/a	208	307	236	251	251	288	168
Kudu-Sable Mine	(cm	)	270	230	208	237	222	220	216	222
Phakisa Project	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	129

Table 4.3 Freegold Operations: Cut-off grades, LoM pay-limits and extraction ratios(1), (2)

Mine	Mineral Resource COG (cmg/t)	Mineral Reserve COG (cmg/t)	LoM COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)	ER (%)
Tshepong Mine	718	755	868	430	95.5	75	22	71
Bambanani Mine	1,061	1,070	1,745	492	95.7	72	15	73
West Mine	682	680	1,267	442	95.7	81	12	40
Nyala Mine	890	890	1,607	579	95.7	76	18	57
Joel Mine	630	630	1,007	397	93.2	79	11	36
St. Helena Mine	805	740	1,292	569	95.5	78	9	64
Kudu-Sable Mine	936	936	1,651	470	95.6	71	15	22
Phakisa Project	740	740	843	473	95.7	83	19	58
Eland Mine	1,200	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Surface Sources	0.30	0.30	0.61	51	94	100	0	85

(1)	ER is the Extraction ratio determined as that portion of the centares estimated at the cut-off grade applied included in the LoM plan.
(2)	Dilution is based on the LoM weighted average milling width (exclusive of vamping sources).

In respect of the LoM modifying factors as incorporated into the above tables for Freegold Operations SRK notes the following:

•	Block Factors: These have been planned at 100% at all Mining Assets;

•	Mine Call Factors: MCF for Tshepong Mine and Bambanani Mine are higher than the 18 month average. At Tshepong Mine SRK recognises that certain actions undertaken in the past two years have negatively impaired the MCF and accordingly consider that the impacts of such actions can be reversed by implementation of improved mining practices. The technical ability to achieve this improvement is supported by the 30-month and 42-month weighted averages. The projected improvement at Bambanani Mine is considered to be technically achievable by SRK, provided that the recommended course of action is implemented. At the Phakisa Project the MCF is planned at 83%. In accordance with the project development programme no mining has occurred thus far, however achievement of this MCF, whilst assisted by the construction of a new mine will be challenging due to the long tramming routes through to Nyala Mine and that the nearest proxy is Tshepong Mine which is planning to achieve 75% (currently the 18-month average is 71%);

•	StopingWidths: At Bambanani Mine the SW is planned in accordance with that achieved in 2005(H1) as this has been considered to be more reflective of mining conditions than the 18-month average. At West Mine there is an increased contribution from the Leader Reef being mined which is stated at a higher SW. At St. Helena Mine the reduction in planned SW results from the cessation of mining the Leader Reef at St. Helena 8 Mine which has to date been mined at a higher SW;

•	Milling Widths: At both West Mine and St. Helena Mine the impacts on the LoM MW are directly related to different contributions of Leader Reef being mined as stated for the SW. At Nyala Mine there is a planned increase in the vamping contribution and at Joel Mine there is a planned reduction in contribution from vamping sources;

•	LoM cut-off grade: The values included in Table 4.3 largely reflect the average LoM pay-limit based on the key physical and economic parameters incorporated into the LoM Plan as modified and presented by SRK. Whilst SRK recognise the approach incorporated into the “Optimiser”, it is however apparent that the inputs used in derivation of the ‘optimal’ cut-off grade are substantially improved when compared with history and that incorporated into the LoM plans presented herein. The likely impact on the ‘optimal’ cut-off grade based on the parameters derived by SRK has not been established; and

•	Extraction Ratio (“ER”): The ER is based on that proportion of Mineral Resources reporting above the Mineral Reserve cut-off grade (in certain instances inclusive of Inferred Mineral Resources) included in the LoM Plan. This does not reflect a geotechnically constrained ER but rather reflects appropriate practical considerations in the absence of detailed planning. Note that in respect of West mine, Joel Mine and Kudu-Sable Mine, the low extraction ratios are reflective of the impact of pillar mining considerations and the decision not to proceed with certain capital investments.Accordingly these should not be considered as indications of substantial potential to increase the life of such mines as currently presented herein.

Table 4.4 West Wits Operations: Modifying Factors

Operating Mine	Units		2002	2003	2004	2005(H1)	42 month	30 month	18 month	LoM Plan
Block Factor
Elandsrand Mine	(%)		100	100	103	102	101	102	103	100
Cooke 1 Mine	(%)		100	100	104	106	102	103	105	100
Cooke 2 Mine	(%)		100	100	135	106	111	115	128	100
Cooke 3 Mine	(%)		100	100	104	101	101	102	103	100
Doornkop Mine	(%)		100	100	114	96	104	105	108	100
Deelkraal Mine	(%)		100	100	100	100	100	100	100	100
Cooke 4 Mine	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
MCF
Elandsrand Mine	(%)		85	87	79	69	82	81	76	85
Cooke 1 Mine	(%)		79	84	84	69	81	81	79	79
Cooke 2 Mine	(%)		79	63	55	60	65	59	56	56
Cooke 3 Mine	(%)		85	64	68	65	72	66	67	67
Doornkop Mine	(%)		92	89	83	82	87	85	83	75
Deelkraal Mine	(%)		93	107	86	n/a	96	97	86	n/a
Cooke 4 Mine	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Stoping Width
Elandsrand Mine	(cm	)	127	132	134	134	131	133	134	138
Cooke 1 Mine	(cm	)	159	165	167	176	164	168	170	175
Cooke 2 Mine	(cm	)	151	152	163	176	157	160	166	165
Cooke 3 Mine	(cm	)	173	222	176	185	190	198	179	168
Doornkop Mine	(cm	)	202	206	249	268	226	235	256	128
Deelkraal Mine	(cm	)	134	146	151	n/a	143	148	151	n/a
Cooke 4 Mine	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Milling Width
Elandsrand Mine	(cm	)	157	166	168	158	163	167	168	164
Cooke 1 Mine	(cm	)	198	214	220	213	211	219	223	219
Cooke 2 Mine	(cm	)	203	243	216	179	220	228	217	237
Cooke 3 Mine	(cm	)	206	212	236	205	219	225	235	228
Doornkop Mine	(cm	)	328	298	350	288	321	319	333	145
Deelkraal Mine	(cm	)	210	219	220	n/a	216	220	220	n/a
Cooke 4 Mine	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Table 4.5 West Wits Operations: Cut-off grades, LoM pay-limits and extraction ratios(1), (2)

Mine	Mineral Resource COG (cmg/t)	Mineral Reserve COG (cmg/t)	LoM COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)	ER (%)
Elandsrand Mine	925	925	1,108	535	97.1	85	10	79
Cooke 1 Mine	916	901	1,173	409	96.1	79	11	43
Cooke 2 Mine	1,328	1,306	1,376	388	96.1	56	3	70
Cooke 3 Mine	677	868	1,168	377	96.2	67	7	79
Doornkop Mine	849	955	728	336	96.3	75	9	85
Deelkraal Mine	1,200	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Cooke 4 Mine	1,854	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Surface Sources	0.30	0.30	0.57	44	87	100	0	44

(1)	ER is the extraction ratio determined as that portion of the centares estimated at the cut-off grade applied included in the LoM plan.
(2)	Dilution is based on the LoM weighted average milling width (exclusive of vamping sources).

In respect of the LoM modifying factors as incorporated into the above tables for West Wits Operations SRK notes the following:

•	Block Factors: These have been planned at 100% at all Mining Assets;

•	Mine Call Factors: At Elandsrand Mine SRK considers that the concentration of mining activity in the SSDP should, over a period of time enable Elandsrand Mine to re-establish the levels attained in 2002 and 2003. Accordingly SRK have over a 5-year period increased the MCF from the current 18 month average of 76% to 85%. At Doornkop Mine where mining is currently concentrated on the Kimberley Reefs, the LoM plan projects mining predominantly on the South Reef where historical MCFs in the region have not bettered the 75% projected;

•	Stoping Widths: At Cooke 3 Mine the planned reduction in SW is based on the reduction in mining from areas of higher SW, namely the UE1AB and the UE1AT. At Doornkop Mine the cessation of mining the higher SW Kimberley Reefs and the commencement of mining of the South Reef at lower SW is the key reason for the reduction in the LoM plan weighted average;

•	Milling Widths: At both Cooke 3 Mine and Doornkop Mine the reasons stated for the changes in the SW weighted averages equally apply to the associated MW;

•	LoM cut-off grade: In contrast to the Freegold Operations the variances between the ‘optimal’ cut-off grade (the “Mineral Reserve ‘cut-off’ grade”) and the LoM cut-off grade is limited, except for Cooke 3 Mine where similar reasons as given for the Freegold Operations apply; and

•	Extraction Ratio (See general comments as stated for Freegold Operations): Other than for Cooke 1 Mine the ERs incorporated into the LoM Plan are relatively high and potential for further increases in the operating life are limited save for those mines which have not included Inferred Mineral Resources in the LoM plan.

Table 4.6 Target Operations: Modifying Factors

Operating Mine	Units	2002	2003	2004	2005(H1)	42 month	30 month	18 month	LoM Plan
Block Factor
Target Mine	(%)	100	100	100	100	100	100	100	100
MCF
Target Mine	(%)	100	100	107	104	103	103	106	92

Table 4.7 Target Operations: Cut-off grades, LoM pay-limits and extraction ratios(1)

Mine	Mineral Resource – COG (cmg/t)	Mineral Reserve – COG (cmg/t)	LoM – COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)
Target Mine	5.1	5.1	4.8	379	96.6	92	0
Surface Sources	0.30	0.30	0.00	0	0	100	0

(1)	ER is the extraction ratio determined as that portion of the tonnage estimated at the cut-off grade applied included in the LoM plan.

In respect of the LoM modifying factors as incorporated into the above tables for Target Operations SRK notes the following:

•	Block Factors: These have been planned at 100% at all Mining Assets; and

•	Mine Call Factors: At Target Mine the LoM MCF has been planned at 92% which is lower than the 107% currently reflected in the 18-month weighted average. SRK considers this prudent due to increased future contribution of the narrow mining operations rather than the open stopes. In the massive open stopes that are mining multiple reefs, overbreak tends to contain other reef bands and therefore grade. Overbreak in narrow mining operations is limited to the waste bands above and below the individual reef band and as a result does not contain grade.

Note that owing to the nature of mining operations at Target Mine consideration of SW and MW is less relevant and mining focus is accordingly concentrated on controlling planned and unplanned dilution measured on a % basis when compared to the 3D design stopes. Further, the opportunity to be selective in respect of cut-off grade is also limited (save for some the narrower sections) due to the constrained mining geometry of the Target orebody.

Table 4.8 Harmony Free State Operations: Modifying Factors

Operating Mine	Units		2002	2003	2004	2005(H1)	42 month	30 month	18 month	LoM Plan
Block Factor
Harmony 2 Mine	(%)		110	116	121	100	114	115	114	100
Merriespruit 1 Mine	(%)		n/a	n/a	98	101	44	60	99	100
Merriespruit 3 Mine	(%)		n/a	n/a	117	112	47	68	116	100
Unisel Mine	(%)		n/a	n/a	97	94	40	57	96	100
Brand 3 Mine	(%)		n/a	n/a	110	97	66	106	106	100
Masimong 4 Mine	(%)		n/a	n/a	106	103	67	67	105	100
Masimong 5 Mine	(%)		115	115	110	104	112	111	108	100
Saaiplaas 3 Mine	(%)		n/a	n/a	107	93	106	106	106	n/a
Brand 2 Mine	(%)		100	100	100	n/a	100	100	n/a	n/a
Brand 5 Mine	(%)		n/a	100	100	n/a	42	67	67	n/a
MCF
Harmony 2 Mine	(%)		77	75	68	67	72	70	67	67
Merriespruit 1 Mine	(%)		91	91	96	80	91	91	91	91
Merriespruit 3 Mine	(%)		75	67	66	78	70	69	70	70
Unisel Mine	(%)		91	84	96	83	86	84	83	83
Brand 3 Mine	(%)		78	n/a	68	65	52	44	67	67
Masimong 4 Mine	(%)		n/a	94	87	80	88	88	85	85
Masimong 5 Mine	(%)		92	92	91	77	90	89	87	87
Saaiplaas 3 Mine	(%)		78	n/a	69	82	70	70	70	n/a
Brand 2 Mine	(%)		87	69	n/a	n/a	78	69	n/a	n/a
Brand 5 Mine	(%)		n/a	70	84	n/a	73	73	84	n/a
Stoping Width
Harmony 2 Mine	(cm	)	177	183	184	180	181	183	183	179
Merriespruit 1 Mine	(cm	)	171	171	168	170	170	170	169	169
Merriespruit 3 Mine	(cm	)	198	213	200	198	203	205	200	202
Unisel Mine	(cm	)	167	154	167	177	165	164	170	165
Brand 3 Mine	(cm	)	185	192	178	178	183	183	178	176
Masimong 4 Mine	(cm	)	n/a	n/a	139	135	138	138	138	135
Masimong 5 Mine	(cm	)	n/a	132	132	135	133	133	134	134
Saaiplaas 3 Mine	(cm	)	n/a	n/a	n/a	176	194	194	194	n/a
Brand 2 Mine	(cm	)	182	192	n/a	n/a	187	192	n/a	n/a
Brand 5 Mine	(cm	)	n/a	208	199	n/a	206	206	199	n/a
Milling Width
Harmony 2 Mine	(cm	)	175	189	186	190	185	188	188	198
Merriespruit 1 Mine	(cm	)	181	198	195	209	194	199	199	201
Merriespruit 3 Mine	(cm	)	218	233	224	246	227	231	230	229
Unisel Mine	(cm	)	193	197	176	165	186	183	173	198
Brand 3 Mine	(cm	)	242	204	210	187	212	204	204	212
Masimong 4 Mine	(cm	)	n/a	150	193	197	176	176	195	189
Masimong 5 Mine	(cm	)	170	160	169	178	168	167	172	170
Saaiplaas 3 Mine	(cm	)	n/a	n/a	223	289	230	230	230	n/a
Brand 2 Mine	(cm	)	256	222	n/a	n/a	239	222	n/a	n/a
Brand 5 Mine	(cm	)	242	204	210	187	255	255	330	n/a

Table 4.9 Harmony Free State Operations: Cut-off grades, LoM pay-limits and extraction ratios(1), (2)

Mine	Mineral Resource – COG (cmg/t)	Mineral Reserve – COG (cmg/t)	LoM – COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)	ER (%)
Harmony 2 Mine	962	1,266	1,202	359	95.0	67	7	55
Merriespruit 1 Mine	596	602	904	402	95.4	91	4	67
Merriespruit 3 Mine	761	800	1,239	336	95.3	70	8	73
Unisel Mine	637	602	985	398	95.4	83	6	71
Brand 3 Mine	858	800	1,115	319	94.3	67	11	0
Masimong 4 Mine	620	610	1,146	442	90.8	85	25	57
Masimong 5 Mine	759	754	887	401	90.9	87	15	85
Saaiplaas 3 Mine	842	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Brand 2 Mine	850	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Brand 5 Mine	850	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Surface Sources(3)	0.30	n/a	n/a	n/a	n/a	100	n/a	n/a

(1)	ER is the Extraction ratio determined as that portion of the tonnage estimated at the cut-off grade applied included in the LoM plan.
(2)	Dilution is based on the LoM weighted average milling width (exclusive of vamping sources).
(3)	Cut-off grade stated in g/t.

In respect of the LoM modifying factors as incorporated into the above tables for Harmony Free State Operations SRK notes the following:

•	Block Factors: These have been planned at 100% at all Mining Assets;

•	Mine Call Factors: These have all been planned at the 18-month weighted averages;

•	Stoping Widths: At Harmony 2 Mine the lower SW results form the increased contribution from the Basal Reef at lower SW;

•	Milling Widths: At Harmony 2 Mine the higher MW results from the increased contribution from A Reef which incurs higher dilution. At Unisel Mine and Brand 3 Mine the increased MW are direct results of increased vamping tonnages included in the LoM plans;

•	LoM cut-off grade: Similar comments to that stated for Freegold Operations equally apply at Harmony Free State Operations; and

•	Extraction Ratio (See general comments as stated for Freegold Operations): Other than for Masimong 4 Mine and Harmony 2 Mine the ER incorporated into the LoM Plan are relatively high and potential for further increases in operating life are limited save for those mines which have not included Inferred Mineral Resources in the LoM plan.

Table 4.10 Evander Operations: Modifying Factors

Operating Mine	Units		2002	2003	2004	2005(H1)	42 month	30 month	18 month	LoM Plan
Block Factor

Evander 2 Mine	(%)		100	100	107	89	101	101	102	100
Evander 5 Mine	(%)		100	100	124	115	110	113	121	100
Evander 7 Mine	(%)		100	100	107	100	102	102	104	100
Evander 8 Mine	(%)		100	100	108	106	103	105	107	100
Evander 9 Mine	(%)		100	100	158	100	121	131	151	100
Evander Rolspruit Project	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	100
Evander Poplar Project	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	100

MCF

Evander 2 Mine	(%)		59	70	66	73	66	69	68	68
Evander 5 Mine	(%)		66	74	77	80	74	77	79	79
Evander 7 Mine	(%)		78	71	71	81	75	73	74	74
Evander 8 Mine	(%)		73	69	63	84	71	70	70	70
Evander 9 Mine	(%)		53	51	47	45	50	48	47	n/a
Evander Rolspruit Project	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	75
Evander Poplar Project	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	75

Stoping Width

Evander 2 Mine	(cm	)	180	170	176	176	175	173	176	171
Evander 5 Mine	(cm	)	99	105	108	110	105	107	109	109
Evander 7 Mine	(cm	)	121	146	146	138	136	145	143	136
Evander 8 Mine	(cm	)	119	120	120	118	119	120	120	118
Evander 9 Mine	(cm	)	110	124	131	142	123	129	132	n/a
Evander Rolspruit Project	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	110
Evander Poplar Project	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	100

Milling Width

Evander 2 Mine	(cm	)	245	226	218	222	228	222	219	216
Evander 5 Mine	(cm	)	211	201	180	186	195	189	182	180
Evander 7 Mine	(cm	)	198	228	259	269	230	248	262	221
Evander 8 Mine	(cm	)	170	187	173	184	177	180	176	176
Evander 9 Mine	(cm	)	147	164	187	211	168	179	190	n/a
Evander Rolspruit Project	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	129
Evander Poplar Project	(cm	)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	117

Table 4.11 Evander Operations: Cut-off grades, LoM pay-limits and extraction ratios(1), (2)

Mine	Mineral Resource COG (cmg/t)	Mineral Reserve COG (cmg/t)	LoM COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)	ER (%)
Evander 2 Mine	985	985	1,724	497	96.7	68	16	17
Evander 5 Mine	618	660	1,154	534	96.7	79	26	48
Evander 7 Mine	780	780	1,270	451	96.7	74	25	91
Evander 8 Mine	830	830	1,278	481	96.7	70	27	69
Evander 9 Mine	750	0	0	0	0.0	0	0	0
Evander Rolspruit Project	600	600	764	384	94.5	75	13	85
Evander Poplar Project	700	700	634	352	94.5	75	12	88
Surface Sources(3)	0.30	0	0	0	0.0	100	0	0

(1)	ER is the extraction ratio determined as that portion of the tonnage estimated at the cut-off grade applied included in the LoM plan.
(2)	Dilution is based on the LoM weighted average milling width (exclusive of vamping sources).
(3)	Cut-off grade stated in g/t.

In respect of the LoM modifying factors as incorporated into the above tables SRK notes for Evander Operations the following:

•	Block Factors: These have been planned at 100% at all Mining Assets;

•	Mine Call Factors: These have all been planned at the 18-month weighted averages. The MCFs for the Evander Rolspruit Project and the Evander Poplar Project are based on Evander 8 Mine but with improvements to cater for the benefits of new mining infrastructure;

•	Stoping Widths: At Evander 7 Mine the planned reduction is considered by SRK to be technically achievable. At the Evander Rolspruit Project and the Evander Poplar Project, given that Evander 8 Mine is the proxy, there is some risk that these SWs will not be achieved;

•	Milling Widths: At Evander 7 Mine there is also a planned reduction in the contribution from vamping sources. At the Evander Rolspruit Project and the Evander Poplar Project, given that Evander 8 Mine is the proxy, there is some risk that these MWs will not be achieved;

•	LoM cut-off grade: Similar comments to that stated for Freegold Operations equally apply at Evander Operations; and

•	Extraction Ratio (see general comments as stated for Freegold Operations): Other than for Evander 2 Mine and Evander 5 Mine the ER incorporated into the LoM Plan are relatively high and potential for further increases in operating life are limited, save for those mines which have not included Inferred Mineral Resources in the LoM plan.

Table 4.12 Orkney Operations: Modifying Factors

Operating Mine	Units		2002	2003	2004	2005(H1)	42 month	30 month	18 month	LoM Plan
Block Factor

Orkney 2 Mine	(%)		n/a	100	100	100	100	100	100	100
Orkney 4 Mine	(%)		n/a	100	100	100	100	100	100	100
Orkney 3 Mine	(%)		n/a	100	n/a	n/a	100	100	n/a	n/a
Orkney 1 Mine	(%)		n/a	100	100	100	100	100	100	n/a
Orkney 6 Mine	(%)		100	100	n/a	n/a	100	100	n/a	n/a
Orkney 7 Mine	(%)		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

MCF

Orkney 2 Mine	(%)		n/a	79	79	81	79	79	80	80
Orkney 4 Mine	(%)		n/a	86	86	80	85	85	84	84
Orkney 3 Mine	(%)		n/a	89	n/a	n/a	89	89	n/a	n/a
Orkney 1 Mine	(%)		n/a	n/a	79	81	39	39	80	n/a
Orkney 6 Mine	(%)		86	84	n/a	n/a	85	84	n/a	n/a
Orkney 7 Mine	(%)		104	100	n/a	n/a	101	100	n/a	n/a

Stoping Width

Orkney 2 Mine	(cm	)	n/a	161	157	166	160	160	160	160
Orkney 4 Mine	(cm	)	n/a	122	124	125	123	123	124	123
Orkney 3 Mine	(cm	)	n/a	229	n/a	n/a	229	229	n/a	n/a
Orkney 1 Mine	(cm	)	n/a	161	157	166	160	160	160	n/a
Orkney 6 Mine	(cm	)	194	187	n/a	n/a	189	187	n/a	n/a
Orkney 7 Mine	(cm	)	138	148	n/a	n/a	145	148	n/a	n/a

Milling Width

Orkney 2 Mine	(cm	)	n/a	217	239	243	230	230	245	248
Orkney 4 Mine	(cm	)	n/a	182	188	165	183	183	183	180
Orkney 3 Mine	(cm	)	n/a	277	n/a	n/a	277	277	n/a	n/a
Orkney 1 Mine	(cm	)	n/a	217	239	243	230	230	245	n/a
Orkney 6 Mine	(cm	)	195	195	n/a	n/a	195	195	n/a	n/a
Orkney 7 Mine	(cm	)	168	179	n/a	n/a	176	179	n/a	n/a

Table 4.13 Orkney Operations: Cut-off grades, LoM pay-limits and extraction ratios(1), (2)

Mine	Mineral Resource COG (cmg/t)	Mineral Reserve COG (cmg/t)	LoM COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)	ER (%)
Orkney 2 Mine	1,152	1,152	1,966	565	95.0	80	32	72%
Orkney 4 Mine	725	725	1,144	468	95.0	84	30	54%
Orkney 3 Mine	1,200	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Orkney 1 Mine	1,200	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Orkney 6 Mine	500	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Orkney 7 Mine	1,000	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1)	ER is the extraction ratio determined as that portion of the tonnage estimated at the cut-off grade applied included in the LoM plan.
(2)	Dilution is based on the LoM weighted average milling width (exclusive of vamping sources).

In respect of the LoM modifying factors as incorporated into the above tables for Orkney Operations SRK notes the following:

•	Block Factors: These have been planned at 100% at all Mining Assets;

•	Mine Call Factors: These have all been planned at the 18-month weighted averages;

•	Stoping Widths: These have all been planned at the 18-month weighted averages;

•	Milling Widths: These have all been planned at the 18-month weighted averages;

•	LoM cut-off grade: Similar comments to that stated for Freegold Operations equally apply at Orkney Operations save for Orkney 4 Mine; and

•	Extraction Ratio (see general comments as stated for Freegold Operations): Other than for Orkney 4 Mine the ER incorporated into the LoM Plan are relatively high and potential increases in operating life are limited, save for those mines which have not included Inferred Mineral Resources in the LoM plan.

Table 4.14 Welkom Operations: Modifying Factors

Operating Mine	Units	2002	2003	2004	2005(H1)	42 month	30 month	18 month	LoM Plan
Block Factor

Welkom 1 Mine	(%)	100	100	n/a	n/a	100	100	n/a	n/a
Welkom 2 Mine	(%)	100	100	n/a	n/a	100	100	n/a	n/a
Welkom 3 Mine	(%)	100	100	n/a	n/a	100	100	n/a	n/a
Welkom 4 Mine	(%)	100	100	n/a	n/a	100	100	n/a	n/a
Welkom 6 Mine	(%)	100	100	n/a	n/a	100	100	n/a	n/a
Welkom 7 Mine	(%)	n/a	100	n/a	n/a	100	100	n/a	n/a

MCF

Welkom 1 Mine	(%)	70	61	n/a	n/a	65	61	n/a	n/a
Welkom 2 Mine	(%)	79	66	n/a	n/a	72	66	n/a	n/a
Welkom 3 Mine	(%)	n/a	111	n/a	n/a	111	111	n/a	n/a
Welkom 4 Mine	(%)	64	81	n/a	n/a	72	81	n/a	n/a
Welkom 6 Mine	(%)	105	79	n/a	n/a	85	79	n/a	n/a
Welkom 7 Mine	(%)	n/a	80	n/a	n/a	80	80	n/a	n/a

Stoping Width

Welkom 1 Mine	(cm)	112	115	n/a	n/a	114	115	n/a	n/a
Welkom 2 Mine	(cm)	140	151	n/a	n/a	145	151	n/a	n/a
Welkom 3 Mine	(cm)	n/a	132	n/a	n/a	132	132	n/a	n/a
Welkom 4 Mine	(cm)	162	155	n/a	n/a	159	155	n/a	n/a
Welkom 6 Mine	(cm)	135	163	n/a	n/a	155	163	n/a	n/a
Welkom 7 Mine	(cm)	n/a	191	n/a	n/a	191	191	n/a	n/a

Milling Width

Welkom 1 Mine	(cm)	158	173	n/a	n/a	166	173	n/a	n/a
Welkom 2 Mine	(cm)	149	193	n/a	n/a	170	193	n/a	n/a
Welkom 3 Mine	(cm)	n/a	337	n/a	n/a	337	337	n/a	n/a
Welkom 4 Mine	(cm)	226	256	n/a	n/a	239	256	n/a	n/a
Welkom 6 Mine	(cm)	170	193	n/a	n/a	186	193	n/a	n/a
Welkom 7 Mine	(cm)	n/a	244	n/a	n/a	244	244	n/a	n/a

Table 4.15 Welkom Operations: Cut-off grades, LoM pay-limits and extraction ratios(1), (2)

Mine	Mineral Resource COG (cmg/t)	Mineral Reserve COG (cmg/t)	LoM COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)	ER (%)
Welkom 1 Mine	1,200	0	0	0	n/a	0	0	n/a
Welkom 2 Mine	1,450	0	0	0	0.0	0	0	n/a
Welkom 3 Mine	1,100	0	0	0	0.0	0	0	n/a
Welkom 4 Mine	1,200	0	0	0	0.0	0	0	n/a
Welkom 6 Mine	900	0	0	0	0.0	0	0	n/a
Welkom 7 Mine	880	0	0	0	0.0	0	0	n/a

(1)	ER is the extraction ratio determined as that portion of the tonnage estimated at the cut-off grade applied included in the LoM plan.
(2)	Dilution is based on the LoM weighted average milling width (exclusive of vamping sources).

In respect of Welkom Operations no Mineral Reserves are declared. Accordingly all modifying factors used to determine an appropriate cut-off grade for Mineral Resources have been largely based on the actual results reported for the last operating period with cost inputs inflated to 1 January 2005 money terms.

Table 4.16 Kalgold Operations: Cut-off grades, LoM pay-limits and extraction ratios(1)

Mine	Mineral Resource COG (cmg/t)	Mineral Reserve COG (cmg/t)	LoM COG (cmg/t)	Opex (ZAR/t)	MRF (%)	MCF (%)	Dilution (%)
Kalgold Mine	0.7	0.8	2.0	158	85.3	107	8

In respect of Kalgold Operations the Mineral Reserve declaration is largely driven by the application of open-pit optimisation techniques. In this instance the Mineral Reserve cut-off grade largely denotes that applicable to the in-pit mining exclusive of waste stripping requirements. The LoM cut-off grade reported in Table 4.16 includes the waste stripping requirement. The MCF is greater than 100%, however this is largely a combination of the reconciliations between the exploration model (wide spaced drilling), the grade control model (close spaced drilling), the RoM stockpiles and the Kalgold Plant and is reasonably well established over a considerable period of time.

4.4	Australian Operations – Mt. Magnet & Cue Mine

4.4.1	Quality and Quantity of Data

On acquisition of the Mt Magnet & Cue Mine, Harmony inherited a large amount of historic data from previous owners and operators. The current databases therefore comprise a combination of historic data and current drilling and sampling data from a variety of drilling and sampling methods (undertaken by Harmony), including openhole, reverse-circulation (“RC”), diamond-drilling (“DD”) and face sampling.

Limited information is available on historic QA/QC procedures; however Harmony accepts the available data at face value and carries out ongoing data validation procedures when completing geological modelling and resource estimation. The descriptions of sampling and assaying methods reported therefore only relate to current standards as managed by Harmony. Four methods have been employed to gather sufficient data to support the current estimates:

•	RC Drilling: RC percussion drilling uses a 127mm face-sampling hammer that minimises downhole contamination. One sample is taken for each metre drilled. Sample return lines are cleaned with compressed air after each metre drilled, and the cyclone sample collector is cleaned following each rod. Samples are riffle split through a three tier splitter. Hole collars are surveyed for surface location, but there are no downhole surveys due to the short hole depth in the open-pits (up to 30m);

•	Diamond Core Drilling: Two sizes of diamond core are drilled underground: NQ2 (45.1mm core diameter) and LTK48 (36.1mm nominal core diameter). Core recovery is generally 97% to 100%. The core is geologically logged and then cut in half. One half is assayed, and the other half retained. The drill hole collars are surveyed and gyroscope surveys are used as a preference to determine both dip and azimuth. The dip of the holes is occasionally determined using Eastman single shot camera; however the Eastman cannot be used for azimuth due to magnetic interference from the BIFs;

•	Underground Face Sampling: Every development drive is chip sampled along the side walls and across the face. A horizontal sample channel is cut using a hammer. The sampling intervals are selected depending on the specific geology, and range in length between 0.3m and 1.2m. Approximately 3kg (as a maximum) of rock is collected for any one sample, and the particle size of the rock chips average 40mm. The locations of the face samples are measured initially by a laser rangefinder from survey stations, with the position adjusted after the final survey pickup; and

•	Sludge Drilling: For underground orebody definition, infill percussion holes (64mm diameter) are sampled to provide additional data to that determined by the wider spaced diamond drill holes. These holes are always drilled upwards to enable them to be flushed with water after each sample interval. The mixed sample and flush water is collected by a crude collar device and piped into a bucket, from which a grab sample of up to 2kg is sent for assay. This drilling method can be severely affected by the loss of fines in the water, and recovery only averages 50%. The hole collar location is surveyed, however no down hole survey is conducted for drill hole direction.

Two analytical methods are employed to assay the samples obtained during the drilling and sampling campaigns described above:

•	Fire Assays: Samples are dried and riffle split if larger than 3kg and then jaw crushed and the total sample (up to a maximum of 3kg) is pulverised in a ring mill pulveriser to a nominal 90% passing 75µm. A 30g charge of the analytical pulp is fused at 1,050ºC for 45 minutes with litharge. The resultant metal prill is digested in aqua regia and the gold content determined by atomic absorption spectrometry with a detection limit of 0.01g/t. One in twenty samples is routinely duplicated, as are assays with gold content above 30g/t. Fire assays are used for RC, diamond core and face samples; and

•	PAL (LeachWell™): Samples are wet split to a 0.8kg to 1kg sub sample which is agitated between 30 and 45 minutes with a combination of water, grinding balls and two LeachWell™ tablets. The LeachWell™ tablets comprise sodium cyanide and leaching accelerants. The resultant liquor is centrifuged and an aliquot drawn off for atomic absorption spectrometry, with a detection limit of 0.01g/tAu. Unlike fire assay, this technique is a partial assay as it can only measure cyanide soluble gold. PAL is used for underground sludge-hole samples and most open-pit grade control samples.

For the samples taken from the open pit grade control drilling, both fire assay and PAL are used. One in 50 samples is re-split at the drill rig. If the re-split assays are not acceptably close to the original sample, the batch is re-assayed. One in 10 of the LeachWell™ samples is assayed by fire assay as a comparison.

A comparison of 9,440 repeat assays in the Hill 50 database shows a high variance between originals and repeats (averaging 17% difference) although there is no identified bias between the two sets of assays. A similar level of repeat precision was observed for Watertank Hill open-pit. In general terms, a precision of 5% to 10% is considered achievable for gold deposits.

Routine grade control samples are assayed at the SGS laboratory situated in Mt. Magnet. Fire assay and PAL samples have been repeated at an external National Association of Testing Authority (“NATA”) (3,244) ratified umpire laboratory (Genalysis in Perth), however given the low number of repeated assays (148 fire assay and 118 PAL), SRK considers that no firm conclusion can be drawn from this study, although the precision is observed to be the same level as the repeated assays.

SRK considers that several hundred repeat samples for each sample type would be required to draw a firm conclusion from this type of study. This low level of precision adds an element of uncertainty to local estimates. SRK considers that a study be undertaken to better understand the implications (if any) of not achieving an increased level of precision in repeat assays. The effects of assay imprecision are likely to be more important for assisting management and short-term scheduling of mining rather than affecting long-term financial performance.

The SGS Mount Magnet laboratory is not accredited to ISO9001 or NATA. This facility does however participate in an internal SGS inter-laboratory round robin, as well as an external round robin conducted by Geostats Pty Limited.

SRK considers that the inclusion of Mineral Reserves that are based on analyses from a non-accredited laboratories is justified in that there has been no significant change in the procedures used at the laboratories since the previous Mineral Reserve Statement that would have a material effect on the current Mineral Reserve Statement. In other words SRK are satisfied that the non-accreditation of the laboratories has not had a material affect on the Mineral Reserve Statement. Furthermore the Mt. Magnet & Cue Mine has a significant history of gold production and reconciliation. Accordingly SRK do not consider that the accompanying Mineral Resource statements would be significantly biased due to the non-accreditation of the laboratories.

4.4.2	Geological Modelling and Grade and Tonnage estimation

Resource wireframes are constructed for each resource model at Mt Magnet & Cue Mine. These interpretations are based on a combination of the site geologist’ understanding of the orebody and a drill hole assay cut-off to select intersections.

Drill hole composites within the wireframes, usually 1m downhole length, are chosen for estimation; generally only composites from within a wireframe are used for estimating that wireframe. Top-cuts are chosen either on the basis of distributions (97.5th percentile, subjectively chosen breaks in populations) or from historical precedent e.g. the 30g/t top-cut at Hill 50. Grades are estimated mostly by ID2, with a small proportion of the models (but including Hill 50) estimated by ordinary kriging. Comet and Rubicon Laterite and Primary Deposits have been estimated by ID3.

The maximum number of composites used per block ranges between 10 and 25, while the minimum is usually either 2 or 3.

Density factors are a mixture of data from ongoing testing in active operations to historically derived factors. The average bulk density values range from 1.8tm-3 for oxide material to 3.25tm-3 for fresh BIF.

4.4.3	Classification

Mineral Resources are classified on the basis of different measures of data density and geological continuity, both subjective and objective, with a different set of criteria applied to each individual deposit model:

•	Hill 50: Measured Mineral Resources are based on sludge holes, face sampling and development drilling; Indicated Mineral Resources are based on development drilling only; Inferred Mineral Resources based on down plunge extrapolation of 500m;

•	St George: Indicated Mineral Resources based on 12.5m spacing, 3 samples within 25m search radius; Inferred Mineral Resources based on blocks with fewer than 3 samples within 25m radius; and

•	Comet: Indicated Mineral Resources based on 2 samples within 60m; and Inferred Mineral Resources based on blocks with fewer than 2 samples within 60m.

4.4.4	Selective Mining Units

One of the most important resource risk factors is estimating blocks that are too small relative to the drilling grid. This is usually a result of trying to estimate grades of blocks that are of a similar volume to the SMU. By estimating blocks that are too small, the true variability of small blocks, which is a key parameter for selectivity, could be distorted. Kriging of small data from relatively sparse data will always overestimate the recoverable tonnage for a cut-off below the mean and underestimate the tonnage for a cut-off higher than the mean, leading to a misclassification of ore as waste and waste as ore. A more appropriate method is to estimate blocks of at least half the drilling grid on the horizontal axes and preferably the same size as the drilling grid, and to determine the grade-tonnage curves for the SMUs within these panels using an appropriate geostatistical method such as Uniform Conditioning or Multiple Indicator Kriging (“MIK”). The block size in the vertical axis should be related to the bench height in an open pit model. In an underground model, the vertical axis should be based on a subset of the stope height, although sampling patterns in underground operations tend to be much more irregular than open pits, and any single block size is unlikely to be optimal for all parts of the mine.

The easting and northing block sizes for the underground operations at Hill 50 are appropriate for the maximum data density, which includes development face sampling every 3m and sludge samples on an irregular grid of roughly 5m. The vertical dimension is 10m, or one-third the level interval.

The blocks in some of the block models are considered by SRK to be too small relative to the sample spacing.

4.4.5	Grade Control and Reconciliation

Monthly head grades are back calculated from the total gold produced, sampled tailings grade and estimated change in the gold content “in circuit” divided into the tonnes as recorded by the mill weightometer. Based on the feed blend, the tonnes milled from each ore source are back-assigned from the total weightometer tonnage. Different sources have different metallurgical recoveries, and these are also factored into the estimated head grade.

The comparison between the mine claim (based on open pit grade control or underground sampling) and the head-grade is used to produce a grade mine call factor for each source.

•	Open-pit Reconciliation: The open pit reconciliations for the last year show a varied pattern of results. Some (e.g. Windbag, Hill 60, Watertank Hill) have produced (mill allocated) more tonnes at a lower grade than the Mineral Reserve, however good correlation exists in respect of the total metal content estimated. Other pits have production from areas that were not originally included in the Mineral Reserve statement, (e.g. St George, Boomer) therefore they appear to have highly positive tonnage and metal reconciliations and resulting comparisons are not necessarily valid for assessing current risks to the block estimates; and

•	Underground Reconciliation: Historical underground (Hill 50) reconciliation shows poor results between projected and actual production. Significant shortfalls in tonnage, grade and ounces have occurred. This performance was discussed and related to a combination of poor mining conditions around previously mined stopes, with consequent poor recovery and excessive dilution, as well as the resource model being based on downwards projections from higher levels as opposed to the latest block models using more appropriate data sets.

In terms of the appropriateness of drilling density, sampling, assaying or geological interpretation, SRK considers that, with the exception of Great Fingall, no material short-comings exist in the underlying data supporting the resource models. The drilling density at Great Fingall Deeps, may be insufficient and produce an underestimation in grade.

Underground reconciliations have historically been poor; however mining around previous workings and the basic estimation methodology used probably contributed to the poor reconciliation. The estimation methodology has now been replaced as previously described. Current mining has now advanced away from these remnant areas and the depletion from the deep mining areas will be reconciled against the new block model. Previous performance is therefore unreliable as an indicator of the likely future performance. The reconciliation for the current mining areas (although not yet sufficiently representative) is 98% for tonnes and 88% for grade (in line with historical underachievement), and as such the new block model may still require some calibration once an appropriate level of reconciliation data is available.

The open pit reconciliation shows that commonly open pits produce more tonnes at a lower-grade than the planned resource to reserve conversion would suggest. SRK considers that this poor reconciliation performance may in part, be attributable to the resource estimation methodologies used, particularly when applying cut-offs in the higher range of the mineral inventory grade distribution. In respect of certain of the open pit properties located at distances ranging between 60km and 80km from the current plan (but not included in the LoM plan), it is likely that higher cut-off grades will be required and accordingly the risk of overestimating the reserve grade will be increased.

4.4.6	Mineral Reserve Estimation

Open pits: For conversion to Mineral Reserves the available open pit Mineral Resources are prioritised according to grade, stripping ratio and location to the plant (between 30km and 100km). The aim is to achieve optimal mill throughput from the combined underground, stockpiles and viable open-pits ore sources. Currently, only Indicated Mineral Resources are available for open-pit mine planning, the resultant Mineral Reserves are modified to Probable Mineral Reserves by either the completion of detailed pit designs or by factorisation, in both instances the final optimal pit shells, as produced utilising Whittle4X, are used. Of the 11 open-pits planned to be production between January and financial year-end June 2005, only 2 had completed designs at the start of the year.

The primary focus area of the Mt Magnet & Cue Mine is the viability and sustainability of the primary ore source, namely Hill 50 underground mine and this has resulted in a material planning gap in terms of modification of open-pit Mineral Resources to Mineral Reserves. The focus has been and still is on reserve replacement and short-term planning (12 months). There are over 60 open pit deposits with Indicated Mineral Resources within the tenement area, of which only 11 have been adequately assessed for Mineral Reserve conversion for the current financial year.

The modification assumptions are standard mining factors (10% dilution at zero grade and 5% mining loss of the contained ounces, no MCF is applied) and economic cut-off grades (utilising the agreed contract rates for mining and surface transportation between pit and the gold plant and the previous years processing and allocated administration costs on a unit rate per tonne basis). For the current Probable Mineral Reserves a gold price of A$540/oz was used. Because of the short-term nature of the open-pits (generally less than 1 year) the Whittle optimisations are not discounted. The historical reconciliation data is not considered by SRK to be sufficiently reliable to support these factors alone, however SRK considers that they are in-line with other open-pit gold mining operations in the region, working similar styles of mineralisation and in terms of the pit-scale, selectivity, and mining equipment used are considered reasonable.

Because of the planning gap and 12-month reserve replacement policy the average conversion from Mineral Resources to Mineral Reserves in terms of contained ounces is only 23%. However this reflects the level completed technical studies. Beyond the 12-month reserve status, the policy is to project continued open-pit operations by assuming that of the outstanding Indicated Mineral Resources, a similar tonnage and grade will be sustained, at least of the period of planned underground production.

SRK concurs that unmodified Indicated Mineral Resources should allow for sustained production beyond the 12-month Reserves at a similar RoM tonnage and grade for at least five years. The primary issue relating to the planning gap is however the increased haulage distance between the unmodified target deposits situated in the Cue area. Without completion of detailed technical studies to ensure that the deposits are collectively robust under a range of gold prices and/or sustainable head-grades, there exists a risk to profitability.

Underground Mines: In the underground mines, resources are converted to reserves by designing stopes on a panel-by-panel basis using different cut-off-grades, determining a practical extraction and adding a percentage for mining dilution. Stopes and development outlines are designed using computerised mine design software. Cross-sections, long-sections and plans are generated as required that reflect a combination of drilling results, assays and geology and interpretations and are used to reflect the stopes, development ends and Mineral Reserves.

The overall interpretation of the lower levels (below 15 Level) increased in confidence during the past year with the ongoing drilling to infill the deeps zones from the 16A sublevel. Since the 2003 Mineral Reserve declaration a comprehensive statistical analysis has been completed by a contract Resource geologist validating preliminary work conducted by site personnel. This completed technical study supported the use of the mixed diamond and face datasets. The resource is now in a block model format.

Continuing refinement of the stoping sequence has occurred in conjunction with external consultants. Access to the ore zones has been modified to reduce dilution and manage the risks associated with seismicity. Current recoveries are now based on a sill pillar approximately every 90m for 40% recovery and 90% in the remaining levels for an average mining recovery of 84%. In the 2003 declaration the Mineral Reserve were calculated using a mining recovery of 73% for the Main and 83% for the 17Nth orebodies, respectively.

The modification assumptions incorporated into the design for Hill 50 (63% of the total reserve by contained ounces) assumes a 20% dilution at a dilution grade of 0.2g/t and an average mining recovery of 84% (as a result of planned sill pillars at every 90m of which 40% will be recovered). The planned dilution is approximately 7% higher than the Star Decline and reflects the difficult mining environment encountered at Hill 50.

4.5	Australian Operations – South Kalgoorlie Mine

4.5.1	Quality and Quantity of Data

On acquisition of the South Kalgoorlie Mine, Harmony inherited a large amount of historic data from previous owners and operators. The current databases therefore comprise a combination of historic data and current drilling and sampling data from a variety of drilling and sampling methods. Diamond core is usually halved, one-half used for sampling and assaying. At the Mt. Marion mine; however the full drill core is sampled.

Limited information is available on historic QA/QC procedures; however Harmony accepts the available data at face value and carries out ongoing limited data validation procedures when completing geological modelling and resource estimation. The descriptions of sampling and assaying methods reported therefore only relate to current standards as managed by Harmony.

Three methods are/have been employed to gather sufficient data to support the current estimates:

•	RC Drilling: In addition to that described for Mt. Magnet & Cue Mine in Section 4.4.1, reverse circulation percussion drilling uses a 127mm or 140mm face-sampling hammer. Drill hole collars greater than 30m depth are surveyed downhole by an electronic multi-shot tool at 5m intervals. The magnetic interference from the host rocks appears to be negligible;

•	Diamond Core Drilling: In addition to that described for Mt. Magnet & Cue Mine in Section 4.4.1, hole collars were surveyed, and surveyed down-hole at approximately 30m intervals by Eastman single-shot camera or electronic camera; and

•	Underground Face Sampling: As described for Mt. Magnet Mine & Cue Mine in Section 4.4.1.

The drilling type varies across the deposits, with many having a combination of RC and Diamond core, and some having only RC. Certain of the deposits have used aircore as well.

Two analytical methods are employed to assay (at the same laboratory facilities for Mt. Magnet & Cue Mine) the samples obtained during the drilling and sampling campaigns described above, namely Fire Assays and PAL (LeachWellTM) as described for Mt. Magnet & Cue Mine.

The ALS Chemex Kalgoorlie laboratory is not accredited to ISO9001 or NATA. This facility does however participate in an internal ALS inter-laboratory round robin, as well as an external round robin conducted by Geostats Pty Limited. In respect of non-accreditation similar comments apply here as for Mt. Magnet & Cue Mine.

At South Kalgoorlie, Harmony use a computerised QA/QC system for mine and exploration drilling and sampling programmes that facilitates regular checking, monitoring and quality control. The system controls and/or defines the use of standards, blanks, checks, defines the grind size, fire assay charge weight, density, drill hole surveys, photographing of core and provides standard rules for data capture.

In the open pit operations, externally prepared standards and assay pills are used. An assay pill contains a measured amount of gold and is added to a barren sample. Currently, 1 in 40 assay pill samples plus a succeeding barren sample are added to grade control samples.

External pulp standards are submitted with every assay batch. Since March 2003,1,070 pulp standards have been submitted. Of these, 97% were returned within – twice the recommended standard deviation.

A comparison of 1,740 repeat assays in the Mount Marion database shows a good level of precision, with no identified bias between the two assays.

4.5.2	Geological Modelling and Grade and Tonnage

The common aspect of the resource estimation work undertaken at South Kalgoorlie Mine are summarised followed by deposit specific comments for the four estimates reviewed in detail.

Current resource models for the South Kalgoorlie Mine are mainly estimated by ID2 or ordinary kriging methods, with top cutting used in most situations. Some of the deposits have however been estimated by ID3, or polygonal methods. Some of the open-pit block models are based on information from historical sampling campaigns, which do not have adequate documentation on QA/QC.

Domaining is generally based on drillhole assay, although the domains in the Hampton Boulder Jubilee (“HBJ”) model have an element of geological control. For most of the models (Except HBJ and Mt Marion), the minimum and maximum numbers of composites used to estimate blocks are considered by SRK to be potentially inadequate and in many cases the block size may be too small in relation to the size of the sampling grid.

For open pit mines with a low cut-off these factors represents a low to medium risk to the grade produced, but for underground projects or for open pit mines with a high cut-off they represent a medium to high risk to the grade prediction. Examples of these are Louis and Josephine, both of which have poor grade reconciliation between reserve and production.

In many of the open pits considerable nugget effects occur, dense sampling grids are needed to estimate resources with a high degree of confidence. The search neighbourhoods employed during estimation are of critical importance.

4.5.3	Classification

Mineral Resources are classified on the basis of a combination of different measures of data density and geological continuity, both subjective and objective, with a different set of criteria applied to each individual deposit model.

•	Mt Marion: Measured Mineral Resources are based on information derived from developed and grade control drilled levels; Indicated Mineral Resources are based on development drilling below current levels; and Inferred Mineral Resources are based on 60m extrapolation past the limits of development drilling;

•	Freddo: Indicated Mineral Resources are based on 25m spaced drilling and a subjective assessment of geological and grade continuity as good but some uncertainty over high grade zones; and Inferred Mineral Resources are based on drill spacing 50m by 50m or greater; and

•	HBJ: Measured Mineral Resources are based on a combination of estimation variance, estimation pass and sample density, usually around previous underground workings; Indicated Mineral Resources are based on a combination of estimation variance, estimation pass and sample density, usually within the currently drilled area; and Inferred Mineral Resources are based on a combination of estimation variance, estimation pass and sample density, usually extrapolation from current drilled area.

4.5.4	Selective Mining Units

For the most material resource models in the South Kalgoorlie Mine area, the block size is appropriate to the current or expected mining methods (sub-level caving or open pit mining on 2.5m flitches) and the data density.

4.5.5	Grade Control and Reconciliation

The end of month head grade is calculated by the metal poured plus the change in gold in circuit plus the gold to tails. This monthly head grade is compared to the grade assigned to the feed, which is based on grade control models in the open pits and grab samples in the underground.

Due to the multiple ore sources and the blending required to maintain consistent grade and ore hardness, it is usually problematic to reconcile accurately to any one ore source. Any monthly overcall is usually attributed equally to all sources on the basis of tonnes fed; undercalls are either attributed equally or may be attributed to one of the sources if there is evidence of a specific dilution issue.

Open pit reconciliations show that overall the reserve is somewhat conservative for tonnes and contained metal and reasonably accurate for grade, however there is a wide variety of results from an undercall of both grade and tonnes (e.g. Louis, Noble 5, Josephine) to an overcall of grade and tonnes (e.g. Gala, Dawns Hope). This reconciliation result justifies the classification of most of the resources as Indicated rather than Measured. The resource for both Louis and Josephine has been estimated by ID2 into small blocks relative to the drill spacing.

These models have not been tested for sensitivity of the resource to alternative estimation algorithms and representative block sizes. This has not been completed and may pose a risk to short-term scheduling of mining but is unlikely to affect the long-term financial performance.

Reconciliations for the Mount Marion underground mine show that the reserve estimation has been conservative in terms of tonnes and contained metal, grade estimation has been appropriate for the designated estimation classification

4.5.6	Mineral Reserve Estimation

Open pits: For conversion to Mineral Reserves the available open pit Mineral Resources are prioritised according to grade, stripping ratio and location to the plant (between 10km and 30km). The aim is to achieve optimal mill through put from the combined underground, stockpiles and viable open-pits ore sources. Currently, only Indicated Mineral Resources are available for open pit mine planning, the resultant Mineral Reserves are modified to Probable Mineral Reserves by the completion of detailed pit designs utilising the final optimal pit shells, as produced utilising Whittle4X. Both open pits planned to be production between January and financial year-end June 2005 have completed designs.

The primary focus area of the South Kalgoorlie Mine is the viability and sustainability of the primary ore source, namely Mt Marion underground mine and this has resulted in a planning gap in terms of modification of open-pit Mineral Resources to Mineral Reserves. The focus has been and still is on reserve replacement and short-term planning (12 months) seeking a high ore tonnes in view of the available mill capacity and the restricted underground production. There are 15 open pit deposits with Indicated Mineral Resources within the tenement area, of which only 2 have been adequately assessed for Mineral Reserve conversion for the current financial year.

The modification assumptions are standard mining factors (10% dilution at zero grade and 5% mining loss of the contained ounces, no MCF is applied) and economic cut-off grades (utilising the agreed contract rates for mining and surface transportation between pit and the gold plant and the previous years processing and allocated administration costs on a unit rate per tonne basis). For the current Probable Reserves a gold price of A$540/oz was used. The historical reconciliation data is not considered by SRK to be sufficiently reliable to support these factors alone, however SRK considers that they are in-line with other open pit gold mining operations in the region, working similar styles of mineralisation and in terms of the pit-scale, selectivity, and mining equipment used are considered reasonable.

Because of the planning gap and 12 month reserve replacement policy the average conversion from Mineral Resources to Mineral Reserves in terms of contained ounces is only 3% however reflects the level completed technical studies. Beyond the 12 month reserve status, the policy is to project continued open pit operations by assuming that of the outstanding Indicated Mineral Resources, at similar tonnage and grade will be sustained, at least of the period of planned underground production.

SRK concurs that unmodified Indicated Mineral Resources should allow for sustained production beyond the 12-month period at a similar RoM tonnage and grade for at least three years. The primary issue relating to the planning gap is however the increased haulage distance between the unmodified target deposits and technical restrictions such as relocation of infrastructure such as water pipe-lines. Without completion of detailed technical studies to ensure that the deposits are collectively robust under a range of gold prices and/or sustainable head-grades, there exists a risk to profitability.

Underground Mines: The Mineral Reserve process at Mt Marion involves a 7 step process as follows: Step 1 – Collates the latest geological data for inclusion into the block model; Step 2 – Involves the creation of ore drives based on geological contact; Step 3 – Stope designs are created on 10m sections using geological contact, ore drives and the block model; Step 4 – Reports the block model using Surpac Partial Percent function and created mining shapes; Step 5 – Uses the block model to estimate block value (revenue – costs) and therefore determines positive mining blocks; Step 6 – Manual check on mineability; and finally Step 7 – reports out all economic blocks that are deemed practical, feasible and safe to extract by sub-level caving methods.

In summary for a mining block to be classified as Mineral Reserves, the block has to demonstrate a positive contribution to cash flow following economic and safe access.

A 100 point moving average of historical data has been utilised to illustrate trends, which results in a stope tonnage factor of 107% and net grade factor of 83.5% for the sub-level caving operations, these factors were unchanged from the previous years Mineral Reserve Estimate. The historical data represents a data-set accumulated over the previous 7 stoping levels, and is deemed appropriate by SRK to support the Mineral Reserves as declared. A gold price of A$540/oz has been used for Mineral Reserve estimation, together with mining cost from the BCM contract which commenced in January 2004.

4.6	Papua New Guinea Operations – Hidden Valley and Hamata

4.6.1	Quality and Quantity of Data

Some 323 diamond drill holes have been drilled at the Hidden Valley project, resulting in a total length of 83,321m of core. Holes were started at PQ gauge (85mm diameter) from the surface, and sized down to HQ gauge (63.5mm diameter) in fresh rock. The core was photographed, oriented where possible, and recovery and Rock Quality Description (“RQD”) measurements made in the core barrel. Drill hole density varies between the HVZ and KCZ:

•	HVZ drilling was based on a 25m east-west by 25m north-south grid. MCG completed in-fill drilling on 50m north-south spaced sections and occasionally on 25m spaced sections. A notional drill spacing for the Hidden Valley zone is 25m east-west by 30m north-south; and

•	KCZ is less intensely drilled with initial vertical holes completed by CRA Exploration on a 50m east-west by 100m north-south grid. MCG completed in-fill and step-out drilling at 50m east-west by 50m north-south.

Drill collars and topography has been surveyed by GPS. Drill holes are stated to be accurate to ±15cm, sampled benches to ±50cm and topographic contours to ±3m for northing and easting and to ±5m for elevation.

Downhole surveys have been completed in 291 diamond drill holes or approximately 92% of the total holes drilled at Hidden Valley and Kaveroi. During the diamond drill programme undertaken by MCG all holes have been surveyed at regular 50m intervals downhole.

Drillhole recovery is routinely recorded by comparing length of core recovered with the hole length. Average recovery in the igneous lithologies which host the mineralisation is between 95% and 97.5%. The metasediment return marginally lower mean recoveries of between 92% and 95%. Surficial materials have a relatively poorer recovery of 90%.

Sample intervals and sample number and net core loss for each interval were noted on core markers attached to the core tray. The sampling direction was marked on both the core and core tray the core has been photographed. Most of the core was split in half (sometimes quartered) by diamond core saw. One half of the core was assayed and the other half was retained. A limited number of holes were whole core sampled.

During the course of the project, multiple laboratories, sample preparation methods and analytical techniques have been applied. Fire assay and/or screen fire assay has been the most commonly used analytical technique, usually with an atomic absorption spectrometry finish. Sample sizes have differed, as has the sample interval and suite of elements analysed. No indication of the whether the multiple laboratories were accredited has been recorded by the company.

The ALS Chemex Townsville laboratory is not accredited to ISO9001 or NATA. This facility does however participate in an internal ALS inter-laboratory round robin, as well as an external round robin conducted by Geostats Pty Limited.

MCG commissioned consultants to investigate the relationship between sample mass, comminution size and riffle-split increments and compile a statistically optimum sample preparation flow chart. Hidden Valley high-grade ore demonstrated the greatest degree of error and the protocol was designed to be appropriate for this material. The review of previous sample preparation regimes showed that all previous sampling methods had used appropriate sampling procedures.

MCG acquired the digital database from the previous tenement holders. The majority of pre-1999 data was collected by CRA Exploration between 1984 and 1993. To validate this data, hard copies of original analytical reports were used to check data entry and to add laboratory quality control information to the database.

There has been a variety of QA/QC measures used as a result of multiple property owners and changes in laboratory. During 1999 MCG commissioned external consultants Geostats Pty Ltd to audit the QC data for all Hamata and Hidden Valley resource drilling. A round robin test of Astrolabe Laboratory, Madang and Analabs, Lae did not identify any issues. A batch of 389 pulps was resubmitted by MCG to Australian Laboratory Services, Townsville. With a few exceptions it was demonstrated that the results for Au could be successfully repeated at a separate laboratory.

The analytical precision and accuracy of Analabs, Lae and Analabs, Townsville from 1999 to 2004 was measured by the use of Au, Ag and Cu standards. Analysis of the Au standards results recorded in the database shows no systematic issues with either the accuracy or precision of assaying for the Analabs Lae and Townsville Au. No indication of the whether the multiple laboratories were accredited has been recorded by the company.

There are 1,127 repeat assays of the sample pulps for Au, generated from several different sample campaigns. A scatter plot and Q-Q’ analysis show the poor repeatability at lower grades, but no apparent systematic bias.

Two types of density measurements were made: sample specific gravity and bulk density. Specific gravity was measured by weighing the sample dry, weighing the sample immersed in water and reweighing it after immersion when saturated. Bulk density was measured by drying the sample in an oven, sealing it with wax and weighing it in air and water. A total of 4,068 specific gravity measurements were obtained. The results for all MCG specific gravity and bulk density measurements show a decrease in density with increasing oxidation for all major rock types.

A total of 72 bulk density measurements were obtained. The bulk density in the partial and fracture oxidised samples is 3% less than the specific gravity. The bulk density of the oxidised samples is 6% less, with a much poorer correlation. Only nine bulk density measurements were determined for fresh granodiorite. The SG averages were factored to produce the bulk densities used in the block model.

In selecting samples for density measurements, there is a bias towards competent pieces of core. In the major fault zones, the significant clay component will be relatively undersampled. A bulk density value of 2.2 was used for these faults.

The Hidden Valley area was geologically mapped in 1998 at a scale of 1:1,000 by both MCG and SRK, at a scale of 1:1,000. This mapping was integrated with historical CRA Exploration and AGF surface data to produce a fact map. The surface data collected by CRA Exploration and AGF suffered from poor survey control and its use was restricted to those areas remapped. An interpretative geology map was produced from the fact map, together with a survey reliability diagram.

Field procedures, data collation and geological interpretation methodology were audited on site by external consultants in November 1999, March 2000 and again in March 2002.

SRK considers the geology procedures to be adequate and of a good standard and not to represent a significant risk to the resource estimate.

During their tenure of the project, RGC, Placer, Minenco, CRAE and AGF amassed an extensive archive of physical and digital data. MCG collected all available historical data into a consolidated archive in Wau consisting of maps, reports and digital data. Data validation has concentrated on Hidden Valley, Hamata and immediately surrounding minor prospects. Where possible the final digital version compiled by the previous license holders was used as the starting point from which validation was carried out. Limited additional data entry has been added from hard copy archive material.

4.6.2	Geological Modelling and Grade and Tonnage Estimation

HiddenValley: The HVD resource model is based on all information available to the end of February 2002. The grade estimate and resource confidence classification were carried out by external consultants n 2003. The sample populations of both Au and Ag in the mineralised zones were mixed and highly skewed. A MIK approach was adopted to de-skew the data before estimation and to control the metal contribution of the high-grade population.

Using a combination of grade, vein orientation, geology and structure, the main mineralised zone wireframes were created using the following criteria:

•	Using a 1g/tAu boundary assay, the drill data was composited to achieve an average grade =1g/tAu with the inclusion of up to 10m of lower-grade assays. This interval was refined to include a maximum of 3m of lower-grade assays; and

•	Intervals in adjacent drill holes on each section were joined honouring interpreted orientations of the mineralised zones and the locations of structures. The sectional interpretations were joined in 3D to honour the assumed orientation of the dominant mineralised veins.

In the HVD the mineralised zones are interpreted to form eight stacked flat-dipping regions and two steep tabular regions. The KCZ is divided into six stacked mineralised envelopes.

The drill holes were intersected with the mineralised zone wireframes, and Au and Ag composited to 2m downhole, to match the average sample length of the drillhole database. Intervals outside the mineralised wireframes were tagged as part of the background mineralization.

The composites were reviewed to determine the population statistics and the shape of the distribution. All of the mineralised envelopes and the background have mixed positively skewed populations of both Au and Ag. A comparison of silver statistics shows the same trends as those described for the gold data. For variography and estimation, zones in the HVD with similar Au tenor and variability were grouped. All KCZ zones were treated as a single group.

Modelling of the variography from the HVD and KCZ is difficult. The mineralised veins have mapped continuities considerably less than the drill hole spacing. Variograms could not be modelled at all for the 95th and 97.5th percentiles. Well-structured variograms could be generated for the low-grade background outside the mineralised zones. The modelled variograms all had moderate to high nugget effects, representing 40% to 50% of the total variability.

A block model was constructed for the Hidden Valley Deposit with 15m by 15m by 5m parent cells, sub-blocked to 5m by 5m by 2.5m. Grade of Au and Ag was estimated into the block model using MIK. Each mineralised zone was treated as a hard boundary; blocks within each zone were estimated only from composites within them. The specific gravity in the fresh granodiorite and metasediment in both the HVD and KCZ was estimated using the large dataset by ordinary kriging. After assignment of specific gravity (“SG”), the bulk density was estimated by factoring the SG of oxidised by 0.94 and partially and fracture oxidised material by 0.97.A default BD of 2.2tm-3 was applied to the major fault zones in the HVD.

The grade estimation was validated using by visual comparison of the block grade estimates with the drill hole sample grades; comparison of composite statistics with the estimated grades, and conditional simulation of gold grades.

Hamata: The Hamata Deposit resource model was created in July 2003, using a dataset that had not changed since November 1999. MCG created wireframes of mineralised lodes, while the grade estimate and resource confidence classification were carried out by external consultants. The drill data used by comprised of a total of 267 diamond holes from five drilling campaigns.

An unknown number of specific gravity measurements were made by the immersion method. The average for each oxidation type was used as a bulk density, but not factored as was the case at Hidden Valley, although the lithology and weathering are similar.

After Abelle merged with Aurora in 2002, an assessment of previous feasibility study work was conducted. Abelle were confident that it was possible to interpret more selective, higher grade zones within the previous broader mineralisation zones interpreted by Aurora. The reliability of the model is highly dependant on the interpretation of high-grade zones, which is based on downhole assays and a subjective inclusion of lower-grade assays in a high nugget environment.

The re-interpretation reduced continuity in the model, reflected in a reduced proportion of Measured Resource compared to the previous estimate. Eight alteration-related mineralisation zones and five fault-related mineralisation zones were produced. The remainder of the data was put into a background domain.

Drill holes were composited downhole to 2m lengths and intersected with the solid models representing the mineralised envelopes. Within the alteration zones, the larger zones generally received priority over the smaller zones whilst faults received higher-priority in the compositing process than the alteration zones.

Due to the similarities in grade statistics and geological controls, mineralisation zones were aggregated into two groups for variography. Experimental logarithmic variograms were modelled, and the models back-transformed into normal space. The variogram models have high relative nuggets of between 49% and 60%.

The population of each zone with sufficient composites was assessed separately for top cutting. The assessment used percentiles and change in coefficient of variance to assign top cuts. For smaller domains, a blanket value of 20g/t was applied.

A block model was constructed for the Hamata Deposit the same block size as the Hidden Valley deposit model. Au grade was estimated in the block model by ordinary kriging. Two nested octant searches were used to capture data for each block, with a minimum of 2 and a maximum of 20 composites used for each. The grade estimation was validated by visual comparison of the block grade estimates with the drill hole sample grades.

4.6.3	Classification

Hidden Valley: The resource classification was based on input data quality and quantity, validity of the geological interpretation, validity of the statistical and variographical analysis, application of an appropriate grade estimation technique, and scale of the assessment and mining parameters.

In HVD, a combination of interpreted geological confidence and block relative error was used to define resource confidence. The Indicated Mineral Resource class is broadly equivalent to a 50m by 50m drill density, whereas the Measured Mineral Resource is broadly equivalent to a 25m by 50m drill density. All other estimated material is classified as Inferred.

The allocation of confidence for the KCZ was based on a similar style of analysis as for the HVD. Three zones were considered to be poorly defined and were classified Inferred Mineral Resources. The other five were ranked by the number of drill holes that intersected each zone on each 50m section line. None of the KCZ resource was classified as Measured Mineral Resources.

Hamata: The resource classification was based on subjective confidence in the geological interpretation, the kriging variance of the estimate, the number of holes and composites used per block, the search used and the average distance to samples used similar to HVD. Three zones were considered to be poorly defined and were classified Inferred Mineral Resources. The other five were ranked by the number of drill holes that intersected each zone on each 50m section line. If a zone was intersected by at least three drill holes on a section, or by two drill holes on a section straddled on either side by sections with three drill hole intercepts, then the calibrated relative error was used to classify these sections as Indicated Mineral Resources. All other estimated material is classified as Inferred Mineral Resources.

4.6.4	Mineral Reserve Estimation

Mineral Reserve estimation at the HVGP is based on the application of pit optimisation techniques to the block model supporting the Mineral Resource estimate. On choosing the appropriate pit shell, detailed pit designs are undertaken which account for pit access and practical mine planning considerations. The metal prices included in the pit optimisation analysis were A$540/oz for gold and A$6.92 for silver.

For model dilution, ore blocks were re-blocked to 5m cubes, which effectively adds 11% to the tonnes and decreases the grade by 8% at the 1.0g/t cut-off. A study of the blocks likely to be unminable was carried out on the year 2000 model. The results indicated that 2% of the HVD and 4.5% of the smaller KCZ ore would be ore loss. These ore loss figures are used in the latest Mineral Reserve statement.

4.7	Papua New Guinea Operations – Wafi Gold Deposit

Additional drilling and a reinterpretation of the mineralisation by Harmony in fiscal 2004 has resulted in the production of a new interim Mineral Resource. Sectional interpretation of gold mineralisation on 50m and 25m spaced east-west sections used a 1g/t lower cut-off. This process identified 20 individual zones within A Zone, B Zone and the Link Zone. These zones varied in width from 2m to 20m and occurred over a strike length up to 300m. Zones are open along strike and at depth.

Drill hole assays were composited to 2m downhole lengths in the interpreted zones. Drillhole intercepts outside the interpreted zones were assigned to the background domain. Au topcuts of 15g/t were assigned based on the 98th percentile of the population and the reduction in the CV. A different topcut was applied to Ag in each zone, based on similar criteria. Historic data was used as recorded by previous tenement holders; no quality data is available.

Grades were estimated by ordinary kriging into 25m by 25m by 5m blocks, using only composites within a domain to estimate blocks within that domain. The block size is appropriate for the drilling density and intended mining method. Two estimation passes were completed; blocks captured in the first pass were classified as Indicated Mineral Resources, blocks captured in the second pass were classified as Inferred Mineral Resources. At the time of reporting, the data did not support any classifiable Measured Mineral Resources. Densities were also modelled, using ID2 and ranged from 2.2tm-3 to 2.6tm-3.

4.8	Papua New Guinea Operations – Golpu Copper Deposit

The Mineral Resource for the Golpu Copper Deposit, part of the WPA in PNG, has been estimated after an interpretation of the copper mineralisation by Abelle. Copper mineralisation is associated with a porphyry intrusion and cross-cutting structures. Using the known orientation of the porphyry, mineralisation was interpreted into five zones based on grades of copper, gold and arsenic within the primary and weathered parts of the porphyry system. There was no attempt to model the geology or structure apart from acknowledging that the >1% copper mineralisation is restricted to the contact of the porphyry.

The drill holes were composited downhole to 2m lengths and intersected with the solid models representing the mineralised zones. The wireframes were constructed as sectional projections with the majority being mutually exclusive however where one wireframe enclosed another the internal wireframe was given a higher priority in the compositing. Assays not inside a mineralised wireframe were put into a Background domain. In total there are 12 domains. Historical data was used as recorded by previous tenement holders; no quality data is available.

The style of mineralisation and the grade zonation makes grade top cutting unnecessary for most of the variables estimated. The only topcuts applied were for Cu in one domain (topcut to 0.58%); Au in another (topcut to 2.40g/t); and Au in the Background Domain (topcut to 1.50g/t).

Grades were estimated by 1D2 into 25m by 25m by 10m blocks. Although this size is smaller than preferable, the results in a mass mining scenario are the same regardless of the block size. Two searches were used; blocks estimated in the first search were classified as Indicated Mineral Resources. The second search was twice the size of the first search; blocks estimated in the second search were classified as Inferred Mineral Resources. After estimation, classifications were adjusted by a complex scheme depending on the number of samples, the number of drill holes captured and the mineralisation domain. At the time of reporting, the data did not support any classifiable Measured Mineral Resources.

Little information is available on bulk density information. A single value was used for each weathering type: Oxide (from surface to –150m): 2.2tm-3; Fresh (below –150m): 2.65tm-3.

4.9	SRK Comments

The following section includes SRK’s comments in respect of the process followed by the Company in the estimation and derivation of its Mineral Resources and Mineral Reserves. In the majority of instances the comments apply to the South African Operations, however where specific comments apply to the Australian Operations and Papua New Guinea Operations these have been separately identified.

4.9.1	Mineral Resource Estimation and Classification

The Company has established a centralised service to assist and or undertake the Mineral Resource estimation for the mining operations. In this respect SRK considers that the estimation process requires additional resources and that further geological input from on-mine specialists should be secured to ensure, consistency of approach and ownership of the Mineral Resource Management at the operational level. A key issue in this regard is the derivation of interpolation boundaries based on either a combination of or separate consideration of geological and geostatistical criteria.

In respect of Mineral Resource classification, the comments in previous CPR’s (8 April 2004) in respect of ‘conservatism’ in the Indicated Mineral Resource and Inferred Mineral Resource boundary have been largely removed. Consequently SRK considers that further upgrading of Inferred Mineral Resources to the Indicated Mineral Resource category will not readily occur without substantive additional geological work and/or additional geological data obtained through the process of exploration and or mining activity.

In respect of selectivity, SRK notes that the current approach on application of the ‘optimal’ cut-off grade does not account for the potential to be selective within large blocks, the average grade of which falls below the cut-off grade. This potential exists for reefs where clearly observable geological features can be associated with payable ore grades. This potential has at the Effective Date not been addressed with a sufficient degree investigation and technical assessment to support inclusion of any of this material in the LoM plans. This potential will only be addressed following completion of appropriate technical work comprising, inter alia, historical relationship between cut-off grades, mining methods, average pay and un-pay grades, the extent to which selective mining was achieved at various cut-off grades. Given the general increase in cut-off grades at the prevailing ZAR gold price then it is likely that the required degree of selectivity may be substantially higher than that historically achieved.

In respect of fault losses, SRK notes that application of fault discounts is not consistently applied. In certain instances it is instead assumed that the blocking of the Mineral Resources along known faults accounts for all the geological losses that exist. Whilst this may be the case in areas immediately adjacent to the areas of active mining, delineation of the more distal estimation areas cannot logically include consideration of all faults, these are just not known well enough beyond the active mining faces. Accordingly, SRK has included factors representing geological losses within certain of the Mineral Resource categories where considered appropriate.

In respect of Mineral Resource data management, SRK recognises the data management limitations that are incurred by operating within the ‘spreadsheet’ environment, however throughout the process a number of issues were highlighted. These include and are not limited to the following: inconsistency between block widths and stope widths as reported in the LoM plans; inconsistent application of density factors; and general data management issues in respect of the degree of adherence to Harmony group practices. These areas have been corrected by SRK in the underlying estimates as presented in this CPR and the Company has instigated a process (described below) which will ensure that such aspects are addressed in the future.

In respect of Mineral Resource reconciliation between reporting periods, data management issues highlighted above introduce certain difficulties in facilitating the ease of identifying key variances and hence the overall reconciliation process. At certain of the mining operations reconciliation in respect of Mineral Resources was completed in accordance with best practice, however at others this is not the case. Reconciliation should record features such as geozone boundary changes and the impacts of such changes to the geostatistical estimation parameters that are applied in the estimation process. The impact of geozone boundary changes to reef parameters, such as channel width and metal accumulation need to be carefully monitored.

In respect of ‘Z’block categorisation, SRK notes that some of the blocks do not satisfy the criteria of ‘potentially economically mineable’ on technical grounds and should be excluded from the Mineral Resource inventory. Certain of the LoM plans assume the extraction of certain portions of the ‘Z’ blocks and accordingly have been reported as Mineral Reserves. In such circumstances SRK notes that despite their mineral resource classification and their average grade above cut-off, there remains a technical risk (specifically where high extraction ratios are assumed) that following completion of detailed planning that these blocks may not be extracted. In these circumstances Harmony has commenced on the rollout of the Ore Reserve Cleanup Operations (“ORCO”) as developed by ARMgold. This system seeks to address on a block by block basis the conversion of Mineral Resource blocks which meet the required criteria to Mineral Reserve status as well as potential exclusion from the Mineral Resource inventory. Further, SRK considers that a further filter should be applied specifically in respect of a minimum mining area, i.e. that blocks which comprise lower centares than this minimum be excluded from the Mineral Resource inventory and that such minimum be based on operational experience at each of the Mining Assets. Furthermore, use of the ‘Z’ block classification is not limited to pillars, and in certain instances the ‘Z’ block classification has been applied to demarcate blocks which are not associated with the current LoM plans irrespective of grade. Examples of these include the outlying areas of Target Mine and certain of the surface sources at West Wits Operations.

In respect of material classified as either vamping source or other sources (sludge gold) SRK considers that the quantification of residual material within mined stopes and developments, suitable for the declaration of a Mineral Resource is extremely difficult. Such quantification would require determination of the tonnage accumulation as determined from area measurements, thickness measurements and density determinations of the accumulations. In addition sufficient samples must also be taken to permit grade determination. Harmony has not, in SRK’s opinion undertaken sufficient level of detailed sampling to support a valid estimate for inclusion in a Mineral Resource statement. Reference to historical statistics does not in SRK’s opinion provide a valid substitute for the collection of empirical data suitable to support determination of a Mineral Resource estimate.

The continuity of Witwatersrand orebodies is frequently considered in terms of kilometres. Whilst the geology may however be continuous at face value, local variabilities that control grade distributions are frequently more extreme. As cut-off values increase, the ‘grade continuity’ of the orebody also degrades significantly. With respect to the mineralization within the BCF of the Basal Reef, the visual distinction between high-grade reef and lower-grade reef is very subtle, to the extent that one cannot rely on visual grade control practices. The ability to selectively mine within blocks whose average grade is below the pay limit appears to be limited in these instances.

Tshepong Mine, Phakisa Project, Bambanani Mine and West Mine include a tonnage discount factor within their Resource estimates. This factor varies between areas as well as with proximity to active mining areas.

For both the Evander Rolspruit Project and the Evander Poplar Project, the estimates are based on small data sets of surface drill holes. These datasets are further subdivided into sub-sets through the application of geozone boundaries. Estimates are then made from each of the geozone data subsets. The estimate is therefore a composite of several individual estimates, some of which are based on very small data sets. Consequently the reliability of some of the estimates is considered to be poor, although the geological confidence attached to the projection of the main Kinross payshoot is high.

At Mt Magnet & Cue Mine SRK considers that until the sensitivity of the open pit resource estimates to variations in estimation methodology are tested there remains a risk of over-estimation at higher cut-off grades. All of the open-pit Mineral Reserves are scheduled for depletion during 2005 with future production sourced from advancing ongoing technical studies from the more prospective Mineral Resources.

SRK also considers that the use of relatively small block sizes combined with a restricted numbers of samples and ID2 methods for what are regarded as high-nugget orebodies may result in conditional bias. The risk is that the in-situ grade of high-grade blocks will be overestimated, whereas the grade of low-grade blocks will be underestimated. In terms of the current economic cut-off applied, SRK considers that any estimation upside (considering the designated classification) is already built-in and that there is moderate potential for downside risk in achieving the average resource grade as presented.

An exception to this opinion is the estimate presented for the Great Fingall deposit, for which SRK considers that some upside potential exists. It is generally recognised that in high nugget, coarse gold orebodies it is often difficult to accurately predict the grade from exploration drilling, which has a tendency to understates the grade, and that to gain a representative sample by drilling may not be economically justified in terms of the number of drill-holes required. This is considered by SRK to be case for the Great Fingall estimate, which to a degree is supported by the reported but not verified historical mining grades.

At South Kalgoorlie Mine the overall production reconciliation for the open-pits suggest that historical modification to Mineral Reserves may have been slightly optimistic, although individual deposits have a widely varying reconciliation performance. In some cases, the current estimation procedures may be contributing to underperformance and as such the current open-pit resources have moderate potential for downside grade risk when modified to Mineral Reserves.

At Hidden Valley an inspection of the core and exposures for Hidden Valley and Hamata revealed that the ‘mineralised zones’ defined on the basis of downhole assay and an arbitrary number of lower grade assays do not correlate to any distinct geological feature. Given the high nugget effect of the 2m assays (~50%), and the choice of a assay cut-off near the economic cut-off, SRK considers that this method of selecting mineralised intervals carries a high of risk that closer-spaced grade control drilling will be unable to reproduce these zones and hence produce a different grade-tonnage relationship in the deposit.

It is documented in the latest resource model report (compiled by external consultants) that the model cannot be used for any form of local grade estimation, due to the wide spaced sampling relative to the grade continuity. Notwithstanding these comments, SRK notes that the blocks in the HVZ have been classified as Measured and accordingly carry some degree of risk.

SRK consider that there will be substantial amounts of lower-grade material produced from the pit that has not been considered in the current mine plan. SRK considers therefore that the current resource model potentially under-estimates the contained metal, mainly due to the excessively restrictive wireframing used. Given a detailed grade control programme, it should be possible to produce the grade and tonnage reported in the January 2005 statement at the mining rate planned; however provision should be made for the stockpiling of the lower grade material for future treatment.

At Hamata the estimation methods are similar to those used at the HVD. SRK considers that the Hamata deposit has a similar potential for additional low grade tonnes over and above the current mine plan.

At the WGP the estimation methods are similar to those used at HVD. SRK considers that the Wafi gold deposit has a similar potential for additional low grade tonnes and this should be considered as and when further technical studies are implemented and particularly when developing a mine schedule.

At the GCGP the Mineral Resource estimate is robust at a global scale and can be using for scoping type mining studies. With the low data density, the local grade estimate has a low level of confidence, and hence the model is not yet appropriate for scheduling or short term planning purposes as would be required for Mineral Reserve classification.

4.9.2	Mineral Reserve Estimation

Historical Mineral Reserve estimation processes (the “Process”) included in the Company’s declarations for its South African Operations have largely followed the approach outlined in Section 4.3.7. SRK considers that the main deficiency in respect of this Process can be broadly grouped into that which the SAMREC Code considers to be “appropriate assessments” which should be undertaken to support conversion of Mineral Resources to Mineral Reserve. Furthermore, whilst not explicitly stated in either the SAMREC Code or the listing requirements SRK interprets this as follows:

•	For operating underground mines: An appropriately detailed LoM plan which ensures that all technical disciplines as indicated by the discipline structure of this CPR have been adequately addressed both in respect of scope and detail. Specifically in respect of the mining engineering component of such LoM plans, SRK considers that a mining depletion schedule accompanied with appropriate development schedules to be a requirement to ensure compliance. In respect of pillar mining operations SRK further recognise that it is not common practice to develop such detail beyond what is termed the ‘business risk planning window’ (normally 2 years) and that beyond this mine area specific extraction ratios based on historical experience is appropriate; and

•	For underground mines at the project level: An appropriately detailed technical study which ensures that all technical disciplines as indicated by the discipline structure of this CPR have been adequately addressed both in respect of scope and detail. In summary, SRK considers the minimum requirement to be a technical study which has attained Pre-Feasibility study status i.e. not Conceptual Study or Scoping Study.

In respect of the former (Harmony’s underlying projections which constitute the LoM plans) SRK has where practically possible ensured that both mine access and production rates have been appropriately addressed. In respect of mine scheduling however the level of supporting detail is considered inadequate. In respect of the prevailing ZAR gold price SRK recognise that the situation is somewhat fluid, however this does not militate compliance with such requirements.

SRK considers that the completion of suitably detailed mine planning and scheduling should permit the contribution of each mineral resource block to be identified within an annual production schedule. These schedules should then form the basis from which the Mineral Reserve statements are derived; including quantification of Mineral Resources included in the LoM plan but for one reason or another have not been translated to Mineral Reserve status. Application of cut-off grades to in-situ Mineral Resources and subsequent application of the modifying factors does not in our opinion substitute for detailed planning and scheduling.

With respect to the Evander Poplar Project, the Evander Rolspruit Project, the Doornkop Project, the Phakisa Project and the HVGP, SRK are of the opinion that the Feasibility Studies undertaken satisfy the requirements of ‘appropriate assessments’ as stipulated in the SAMREC Code.

In respect of the surface sources included in the Mineral Reserve statements, SRK note that the detail of planning in surface source depletion is also inadequate, specifically in respect of addressing the geographical distribution of such sources, utilisation of residual capacities at the various processing facilities and the determination of the resulting transportation costs. This deficiency however leads more to uncertainty in respect of economic viability which is additive to the general issues relating to underlying estimates and projected recoveries which are inherently associated with such surface sources.

In respect of the term “economically mineable” as stipulated in the SAMREC Code, SRK notes the following: “the term economic implies that extraction of the Mineral Reserve has been demonstrated to be viable and justifiable under reasonable financial assumptions”. In this regard such “reasonable financial assumptions” as reflected in the LoM plan are considered by SRK to be a range that is based on the Consensus Market Forecasts (“CMF”) as included in Section 1.2 of this CPR. Furthermore, SRK interprets the criteria by which ‘economic’ viability is defined as that indicated by a positive NPV determined at appropriate discount factors and at an appropriate level of resolution. The level of resolution considered in this CPR is the Tax Entity. SRK have applied sensitivity analysis to the post-tax pre-finance cash flows with increments of 10% up and down for revenue and increments of 5% up and down for total working costs. Considering the volatility of the Rand gold price over the last three years and the changes in working costs that can be achieved with volume changes (brought about by increase in revenue received in ZAR terms) SRK consider that the range in sales revenue, operating expenditure and capital expenditure included as sensitivities reflect “reasonable financial assumptions”. On this basis Mineral Reserves which are included in LoM plans with negative NPV’s at the Company WACC warrant inclusion in the Mineral Reserve statement reported as Option’A’ in this CPR. SRK notes, however that this statement allowing inclusion is made in the context of a larger operating group (the Company) which contains assets whose Mineral Reserve statements under the CMF and the Company WACC do have a positive NPV.

In keeping with principles of transparency and materiality on which the SAMREC Code is based the consolidated Mineral Reserve Statements for operating Options ‘B’ and ‘C’ are presented. Option ‘C’ excludes both the Evander Projects and all Tax Entities with negative NPVs determined at the Company WACC. Further, SRK has determined a range of strike gold prices at which point the Mineral Reserves associated with the Tax Entities define a positive NPV and also the strike gold prices corresponding to various hurdle rates.

Notwithstanding the above, it is however important to note that economic viability is also critically dependent upon achieving the projected cost forecasts (on a unit rate basis) as well as the consensus macro-economic forecasts being realised. The resulting ZAR gold price is directly linked to the projected real terms devaluation of the ZAR against the US$. Should this not prevail and should the real terms gold price remain at current levels (ZAR80,000/kg to ZAR85,000/kg) then the Mineral Reserve statements as reported in this CPR may be significantly reduced.

The projected operating costs as included in the FM are based on actual results as reported for fiscal 2004, but have been appropriately modified for fixed and variable items in response to the projected production profile. Key factors affecting the operating costs forecasts for the majority of South African gold production are directly linked to: the impact of HIV prevalence on both training and skills requirements; maintaining current productivity levels given the impacts of HIV and other occupational health issues; the impact of future mining areas being geographically distant from primary access infrastructure; the impact of increased operating depth and resulting reduction in operating efficiencies; and the impact of above average inflation increases in respect of labour costs, given the high contribution (50%) to the overall operating cash costs. As a rule, these aspects are generally not incorporated into the cost projections of the gold mining sector and SRK has assumed that productivity assumptions at best, maintain the status quo or only marginally improve operational performance. Consequently there remains a risk that the impact of the above items will negatively effect the Mineral Reserve statements as reported herein.

4.9.3	Harmony’s planned improvements to Mineral Resource Management

Harmony has taken cognizance of the weaknesses that SRK believes to exist within the current Mineral Resource Management system. Following discussions with SRK the company has embarked on a review process that will seek to address the concerns raised. This will include the expansion of the centralized Mineral Resource Modelling process team as well as its role within the greater Harmony group. This will include both a skills upgrade exercise as well as an increase in personnel. This expansion will allow for the creation and evaluation of robust regional and local (operational) geological models. Working groups have been established within each operational region in order to streamline the knowledge transfer between the mines and the central services group, as well as to coordinate and assist with the extra geological work needed to further potential upgrade of resource confidence levels.

Standardization of spreadsheets and “best practice” has already commenced in terms of the company’s Sarbanes-Oxley compliance program and substantial progress has been made in this regard. Integration of seismic information into the regional models has commenced and testing of conditional simulation on several of the long life operations has already commenced.

Planning teams are being established on the projects while leveraged operations will have access to a central service that will assist with LoM planning issues. This process will allow the shaft teams to be able to undertake the additional technical work required on the Z blocks as well as eliminating the inconsistencies that exist between operations.

SRK fully endorse and support Harmony’s intentions as stated above. In the absence of certain of the items defined above, SRK has however relied on its experience and judgement in reporting the Mineral Resource and Mineral Reserve statements as reported herein.

4.10	Mineral Resource and Mineral Reserve Statements

SRK notes that the estimation of Mineral Resources and Mineral Reserves is not an exact science and degrees of subjective uncertainty are inherent in the underlying processes. Consequently completion of the action plan as intended by Harmony does not guarantee that the future Mineral Resource and Mineral Reserve statements will be in agreement with that reported by SRK in this CPR.

The following tables present Mineral Resource and Mineral Reserve statements for the Mining Assets. In all instances Mineral Resources and Mineral Reserves are presented in accordance with the statements included in Section 4.2. The Mineral Resource and Mineral Reserve statements as presented herein differ from those previously generated by the Company due to the following:

•	In respect of Mineral Resources Harmony estimate Mineral Resources for the underground mines of the South African Operations at an in-situ cut-off-grade of 250cmg/t. SRK has reported Mineral Resources at in-situ cut-off-grades which Harmony has used in derivation of its Mineral Reserves, as these are generally closer to the in-situ pay-limit calculations arising from the combination of technical and economic parameters as incorporated into the LoM plans;

•	In respect of Mineral Resources Harmony presents Mineral Resources for the surface sources of the South African operations at an in-situ cut-off grade of 0.0g/t. SRK has reported Mineral Resources at in-situ cut-off-grades which Harmony has used in derivation of its Mineral Reserves;

•	In respect of Mineral Reserves, SRK has incorporated the following:

•	Depletion which occurred between 30 June 2004 and 31 December 2004.

•	Correlation between the LoM plans and the Mineral Reserve and Mineral Resource statements to the extent that only Measured and Indicated Mineral Resources modified to produce Mineral Reserves and planned for extraction as projected in the respective LoM plans are included in the Mineral Reserve statements as reported in this CPR.

•	Exclusion of both vamping tonnes and sludge tonnes from the Mineral Reserve statements.

•	Adjustments to certain Modifying Factors mostly to reflect the 18 month average as reported in the Company’s on-mine management information. Specific adjustments differing from the 18 month average have been made where SRK believe there are sound technical reasons for doing so.

•	Recognition and inclusion of the impact of prudent extraction ratios given the relatively limited degree of detailed scheduling which the Company has incorporated in the generation of its LoM plans.

•	Identification and reporting of those Mineral Reserves which based on the FM as developed reflect negative NPVs on the basis of the assumptions incorporated into the Equity Value of the Company.

•	Identification and reporting of those Mineral Reserves associated with specific Projects (Rolspruit Project, Poplar Project and HVGP) which in respect of project execution as at 1 January 2005 had not received board approval or secured funding. In instances where such projects do not meet the Company’s current hurdle rate, identification of the projected gold price required for such hurdle rate to be met.

•	Reclassification of certain Inferred Mineral Resources to Indicated Mineral Resource Category (See Section 4.3.4) and hence after application of appropriate modifying factors inclusion in the Mineral Reserve statement as Probable Mineral Reserves.

•	Mineral Resource sub-division: Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Resources which have been modified to produce material included for depletion in the respective LoM plans. Conversion in this instance is dependent upon all modifying factors inclusive of MCF, dilution, extraction and other planning considerations. In certain instances, specifically where Mineral Resources contain a high portion of remnant pillars, only a relatively small portion of the reported Mineral Resource is currently planned for extraction. Where this is the case there is an apparent overall low conversion to Mineral Reserves. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves. In such instances, opportunity also exists for future modification to Mineral Reserve status. In contrast, risks also exist that further technical assessments may render portions of these Mineral Resources to be excluded from the Mineral Resource based on technical grounds; and

•	The LoM plans in certain instances rely on significant contribution from the Inferred Mineral Resource category reported at RoM tonnage and grades. SRK has on a high level basis determined the relative impact on value should mining operations extract only that material currently defined as Mineral Reserves. This assessment has been completed at the production unit level (shaft) and assumes that all Inferred Mineral Resources are depleted in the later part of the respective LoM plans. The resulting NPVs should be viewed on a comparative basis only.

The Mineral Reserves as reported are sensitive to changing operating costs and gold price. Tables within each sub-section show, where practically possible to do so, the Mineral Reserves at a range of gold prices including that presented in the Mineral Reserve statement. These sensitivities are presented to give an indication of the changes relative to gold price.

Note that these sensitivities are approximations only and accordingly at different gold prices alternative mining strategies may be pursued to exploit payable material in a more optimal manner. In turn, these may also affect the operating cost structure and cut-off-grades owing to changes in scale of operation, reflecting the dynamic nature of the mining process.

At the Australian operations and the Papua New Guinea Operations the impact on the Mineral Reserve of different gold prices is not presented due to the difficulty in reflecting such impacts due to the complex nature of the orebodies and mine planning methodology utilised for the underground operations and the very short-terms nature of the open pits.

In respect of Mineral Resources and Mineral Reserves Appendix 2 includes additional detail in respect of each of the Mining Assets represented within the operations defined above.

Table 4.17 presents the additional material from vamping operations included in the LoM plans but excluded from the Mineral Resource and Mineral Reserve statements.

Table 4.17 Material from vamping operations not classified as Mineral Resources but included in the LoM plans

Mining Assets	Tonnage (kt)	Grade (g/t)	Gold (koz)
Freegold Operations	528	4.1	69
West Wits Operations	2,898	5.5	515
Target Operations	0	0.0	0
Harmony Free State Operations	867	3.0	84
Evander Operations	1,413	4.8	216
Orkney Operations	197	2.8	18
Welkom Operations	0	0.0	0
Kalgold Operations	0	0.0	0
Australian Operations	0	0.0	0
Papua New Guinea Operations	0	0.0	0

Total	5,903	4.8	902

The production of doré at the mining operations results in the production of a significant amount of silver, to the extent that for every 1kg of gold produced some 0.1kg of silver is also produced. The FM for each of the operations (excluding Australian Operations and Papua New Guinea Operations) include an estimate of the accompanying silver sales by application of a 10% factor. A similar factor is applied in the case of the Australian Operations, however this is based on an assumption that silver sales represents 14% of the value of gold sales. Table 4.18 presents the silver sales which are not supported by a Mineral Resource estimate, but are included in the LoM plans. At the Papua New Guinea Operations and specifically the HVGP, silver estimates form part of the underlying Mineral Resource estimate and accordingly are not included in Table 4.18.

Further, SRK note that certain of the Mineral Resource sensitivity tables are not monotonic decreasing. The reason for this is that they are consolidated at the Tax Entity level and reflect the results of sensitivity analysis inclusive of surface sources and underground sources, the latter of which is represented by individual reef types per shaft which also have different cut-off grades.

Table 4.18 Silver sales which are not supported by an underlying Mineral Resource estimate included in the LoM plans

Mining Assets	Silver (koz)
Freegold Operations	1,393
West Wits Operations	1,488
Target Operations	470
Harmony Free State Operations	596
Evander Operations	0
Orkney Operations	151
Welkom Operations	0
Kalgold Operations	25
Australian Operations	0
Papua New Guinea Operations	0

Total	4,124

4.10.1	Freegold Operations

Table 4.19 Freegold Operations: Mineral Resource and Mineral Reserve Statement(1)

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	16,124	7.1	3,681	– u/g (1)	20,842	11.1	7,452
	0	0.0	0	– u/g (2)	6,575	12.2	2,583
– s/f (1)	2,100	0.4	28	– s/f (1)	2,477	0.4	33

Sub-total	18,224	6.3	3,709	Sub-total	29,894	10.5	10,069

Probable				Indicated
– u/g (1)	44,849	6.8	9,759	– u/g (1)	46,852	10.9	16,457
	0	0.0	0	– u/g (2)	6,701	9.8	2,109
– s/f (1)	16,558	0.6	305	– s/f (1)	19,533	0.6	360
	0	0.0	0	– s/f (2)	57,000	0.3	581

Sub-total	61,407	5.1	10,065	Sub-total	130,086	4.7	19,508

Total Reserves	79,630	5.4	13,774	Total	159,980	5.8	29,577

Inferred in LoM				Inferred
– u/g (1)	3,917	5.6	705	– u/g (1)	17,878	9.1	5,203
	0	0.0	0	– u/g (2)	69,873	9.3	20,837
	0	0.0	0	– s/f (2)	8,963	0.5	152

Sub-total	3,917	5.6	705	Sub-total	96,714	8.4	26,191

Total in LoM	83,547	5.4	14,479	Total	256,694	6.8	55,768

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves(1) and those Inferred Mineral Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.20 Freegold Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz) EXR (ZAR/kg)	250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt)	63,171	130,556	162,262	208,195	256,694	352,967	581,909	601,555
Grade	(g/t)	10.3	9.2	8.8	7.9	6.8	5.2	3.3	3.3
Metal	(koz)	20,856	38,763	46,027	52,601	55,768	58,579	61,463	64,618

Mineral Reserves

Tonnage	(kt)	38,963	55,606	69,723	74,081	79,630	81,554	83,757	87,371
Grade	(g/t)	6.3	5.7	5.6	5.5	5.4	5.3	5.3	5.2
Metal	(koz)	7,833	10,241	12,499	12,997	13,774	13,992	14,239	14,573

LoM Plan

Tonnage	(kt)	39,223	58,561	73,003	77,921	83,547	85,886	88,463	92,730
Grade	(g/t)	6.3	5.7	5.6	5.5	5.4	5.3	5.3	5.2
Metal	(koz)	7,910	10,820	13,125	13,692	14,479	14,746	15,033	15,431

Table 4.21 Freegold Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan (1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
AR	1,743	0	0	3	0	0
BL	44,090	13,211	12,738	79	91	92
BR	4,520	190	190	8	1	1
BX	2,366	510	279	4	4	2
C	0	0	0	0	0	0
ELS	5	0	0	0	0	0
LR	816	63	63	1	0	0
MR	618	0	0	1	0	0
OTH	127	59	59	0	0	0
PS	114	5	5	0	0	0
RS	370	165	165	1	1	1
SLD	641	28	28	1	0	0
WRD	359	247	247	1	2	2

Total	55,768	14,479	13,774	100	100	100

(1)	LoM Plan (1) reports contained ounces exclusive of Other Sources.

Table 4.22 Freegold Operations: Z block contribution (1)

Mining Operations	Statements			Z Blocks			Z Block Contribution
	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Tshepong Mine	15,619	5,863	5,863	2,992	0	0	19	0	0
Bambanani Mine	7,483	1,933	1,933	1,263	0	0	17	0	0
West Mine	1,472	317	317	216	0	0	15	0	0
Nyala Mine	1,118	411	354	41	21	20	4	5	6
Joel Mine	2,366	510	279	665	0	0	28	0	0
St. Helena Mine	1,911	717	558	475	171	124	25	24	22
Kudu-Sable Mine	1,399	65	65	786	0	0	56	0	0
Phakisa Project	21,714	4,330	4,072	12,785	0	0	59	0	0
Eland Mine	1,560	0	0	386	0	0	25	0	0
Surface Sources	1,126	334	334	0	0	0	0	0	0

Total	55,768	14,479	13,774	19,608	192	144	35	1	1

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.23 Freegold Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Tshepong Mine	5,874	11	5,863	0	5,863	5,863	5,863
Bambanani Mine	1,933	0	1,933	0	1,933	1,933	1,933
West Mine	319	3	317	0	317	317	0
Nyala Mine	427	16	411	57	354	0	0
Joel Mine	535	25	510	232	279	0	0
St. Helena Mine	729	12	717	159	558	0	0
Kudu-Sable Mine	67	2	65	0	65	65	0
Phakisa Project	4,330	0	4,330	258	4,072	4,072	4,072
Surface Sources	334	0	334	0	334	0	0

Total	14,548	69	14,479	705	13,774	12,250	11,868

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the spot market forecasts (“SMF”) reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.24 Freegold Operations: LoM Plan and Mineral Reserve assessment (Tax Entities – FTE and JTE)(1)

Statistic	Contained Gold (koz)
LoM Plan	14,548
Other Sources	69
LoM Plan (excluding other Sources)	14,479
Inferred in LoM Plan	705
Mineral Reserves	13,774
NPV(1)	13,774
NPV(2)	13,774
NPV(3)	13,774
NPV(4)	13,774

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.2	West Wits Operations

Table 4.25 West Wits Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	13,378	7.6	3,277	– u/g (1)	14,969	10.9	5,243
	0	0.0	0	– u/g (2)	4,855	9.9	1,541
– s/f (1)	97	1.2	4	– s/f (1)	237	1.2	9
	0	0.0	0	– s/f (2)	19	2.2	1

Sub-total	13,475	7.6	3,281	Sub-total	20,079	10.5	6,794

Probable				Indicated
– u/g (1)	27,299	8.1	7,146	– u/g (1)	29,281	11.2	10,508
	0	0.0	0	– u/g (2)	3,476	10.4	1,157
– s/f (1)	13,103	0.5	211	– s/f (1)	29,686	0.5	470
	0	0.0	0	– s/f (2)	134,881	0.4	1,903

Sub-total	40,402	5.7	7,357	Sub-total	197,323	2.2	14,039

Total	53,877	6.1	10,638	Total	217,402	3.0	20,833

Inferred in LoM				Inferred
– u/g (1)	20,319	6.4	4,178	– u/g (1)	56,006	8.1	14,646
	0	0.0	0	– u/g (2)	6,082	8.8	1,722
	0	0.0	0	– s/f (2)	138,430	0.3	1,336

Sub-total	20,319	6.4	4,178	Sub-total	200,518	2.7	17,703

Total	74,196	6.2	14,816	Total	417,920	2.9	38,536

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Mineral Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.26 West Wits Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz) EXR (ZAR/kg)	250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt)	130,269	193,938	211,992	268,613	417,920	431,322	442,725	558,365
Grade	(g/t)	3.6	4.2	4.5	4.0	2.9	3.0	3.0	2.7
Metal	(koz)	14,981	26,149	30,450	34,879	38,536	41,236	43,205	48,729

Mineral Reserves

Tonnage	(kt)	23,846	41,622	48,111	51,086	53,877	57,579	61,061	66,180
Grade	(g/t)	8.6	6.3	6.3	6.2	6.1	6.0	5.9	5.7
Metal	(koz)	6,572	8,486	9,771	10,246	10,638	11,185	11,600	12,189

LoM Plan

Tonnage	(kt)	24,340	60,143	67,436	70,708	74,196	78,239	81,825	88,182
Grade	(g/t)	8.6	6.4	6.4	6.3	6.2	6.1	6.0	5.8
Metal	(koz)	6,734	12,395	13,800	14,331	14,816	15,421	15,844	16,531

Table 4.27 West Wits Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan(1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
A1	248	125	112	1	1	1
A3	14	5	5	0	0	0
C	211	103	103	1	1	1
CONV	167	72	72	0	0	1
DK	2,599	0	0	7	0	0
E8	25	13	13	0	0	0
KR	584	157	107	2	1	1
KR12	290	114	114	1	1	1
KR14	116	0	0	0	0	0
ME	28	0	0	0	0	0
PILL	1,061	163	163	3	1	2
SLD	3,652	184	184	9	1	2
SR	6,107	3,904	310	16	26	3
UE	1,106	0	0	3	0	0
UE1AA	2,288	1,256	1,112	6	8	10
UE1AB	459	43	43	1	0	0
UE1AT	44	23	23	0	0	0
VCR	13,000	8,603	8,226	34	58	77
VCR & KIMB	6,469	20	20	17	0	0
WRD	68	31	31	0	0	0

Total	38,536	14,816	10,638	100	100	100

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.28 West Wits Operations: Z block contribution (1)

Mining Operations	Statements			Z Blocks			Z Block Contribution
	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan (1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Elandsrand Mine	12,436	8,449	8,137	615	444	444	5	5	5
Cooke 1 Mine	1,802	388	338	571	0	0	32	0	0
Cooke 2 Mine	1,012	405	326	248	88	88	24	22	27
Cooke 3 Mine	9,260	1,342	1,198	189	85	81	2	6	7
Doornkop Mine	6,513	4,017	424	55	0	0	1	0	0
Deelkraal Mine	2,599	0	0	433	0	0	17	0	0
Cooke 4 Mine	1,195	0	0	0	0	0	0	0	0
Surface Sources	3,720	215	215	0	0	0	0	0	0

Total	38,536	14,816	10,638	2,110	617	613	14	4	6

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.29 West Wits Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Elandsrand Mine	8,714	265	8,449	311	8,137	8,137	8,137
Cooke 1 Mine	405	17	388	50	338	338	338
Cooke 2 Mine	439	34	405	80	326	326	0
Cooke 3 Mine	1,536	194	1,342	143	1,198	1,198	1,198
Doornkop Mine	4,023	5	4,017	3,593	424	424	424
Deelkraal Mine	0	0	0	0	0	0	0
Cooke 4 Mine	0	0	0	0	0	0	0
Surface Sources	215	0	215	0	215	0	0

Total	15,331	515	14,816	4,178	10,638	10,423	10,098

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.30 West Wits Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	15,331
Other Sources	515
LoM Plan (excluding other Sources)	14,816
Inferred in LoM Plan	4,178
Mineral Reserves	10,638
NPV(1)	10,638
NPV(2)	10,638
NPV(3)	10,638
NPV(4)	10,638

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.3	Target Operations

Table 4.31 Target Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	6,413	7.9	1,620	– u/g (1)	9,977	8.9	2,865

Sub-total	6,413	7.9	1,620	Sub-total	9,977	8.9	2,865

Probable				Indicated

– u/g (1)	13,947	6.1	2,754	– u/g (1)	26,169	7.3	6,177
	0	0.0	0	– u/g (2)	69,950	7.0	15,676

Sub-total	13,947	6.1	2,754	Sub-total	96,119	7.1	21,853

Total Reserves	20,360	6.7	4,374	Total	106,096	7.2	24,718

Inferred in LoM				Inferred

– u/g (1)	2,845	5.3	485	– u/g (1)	8,927	6.4	1,832
	0	0.0	0	– u/g (2)	99,090	7.5	23,865
	0	0.0	0	– s/f (2)	11,978	0.5	199

Sub-total	2,845	5.3	485	Sub-total	119,995	6.7	25,896

Total in Plan	23,205	6.5	4,859	Total	226,091	7.0	50,614

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Mineral Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.32 Target Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz) EXR (ZAR/kg)	250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt)	206,351	211,937	219,611	222,638	226,091	226,091	229,457	232,364
Grade	(g/t)	7.3	7.2	7.0	7.0	7.0	7.0	6.9	6.9
Metal	(koz)	48,459	49,260	49,746	50,134	50,614	50,614	50,989	51,302

Mineral Reserves

Tonnage	(kt)	15,451	18,330	19,513	20,360	20,360	20,360	21,096	21,295
Grade	(g/t)	7.8	7.1	6.9	6.7	6.7	6.7	6.5	6.5
Metal	(koz)	3,859	4,195	4,299	4,374	4,374	4,374	4,429	4,436

LoM Plan

Tonnage	(kt)	16,249	19,225	20,799	22,104	23,205	23,205	24,573	25,600
Grade	(g/t)	7.8	7.2	6.9	6.7	6.5	6.5	6.3	6.2
Metal	(koz)	4,087	4,439	4,599	4,732	4,859	4,859	4,980	5,067

Table 4.33 Target Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan(1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
B1-10	10,031	4,562	4,179	20	94	96
B7	843	297	195	2	6	4
Target North	29,749	0	0	59	0	0
Target – Oribi	9,792	0	0	19	0	0
WRD	199	0	0	0	0	0

Total	50,614	4,859	4,374	100	100	100

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.34 Target Operations: Z block contribution(1)

Mining Operations	Statements			Z Blocks			Z Block Contribution
	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Target Mine	50,415	4,859	4,374	0	0	0	0	0	0
Surface Sources	199	0	0	0	0	0	0	0	0

Total	50,614	4,859	4,374	0	0	0	0	0	0

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.35 Target Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Target Mine	4,859	0	4,859	485	4,374	4,374	4,374

Total	4,859	0	4,859	485	4,374	4,374	4,374

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.36 Target Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	4,859
Other Sources	0
LoM Plan (excluding other Sources)	4,859
Inferred in LoM Plan	485
Mineral Reserves	4,374
NPV(1)	4,374
NPV(2)	4,374
NPV(3)	4,374
NPV(4)	4,374

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.4	Harmony Free State Operations

Table 4.37 Harmony Free State Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	15,002	4.9	2,366	– u/g (1)	18,258	6.7	3,943
	0	0.0	0	– u/g (2)	9,175	7.5	2,202
	0	0.0	0	– s/f (2)	12,476	0.3	127

Sub-total	15,002	4.9	2,366	Sub-total	39,908	4.9	6,271

Probable				Indicated
– u/g (1)	13,141	4.6	1,946	– u/g (1)	16,518	6.3	3,337
	0	0.0	0	– u/g (2)	4,736	8.5	1,293
	0	0.0	0	– s/f (2)	6,731	0.6	129

Sub-total	13,141	4.6	1,946	Sub-total	27,985	5.3	4,759

Total Reserves	28,142	4.8	4,312	Total	67,893	5.1	11,030

Inferred in LoM				Inferred
– u/g (1)	13,461	4.6	1,982	– u/g (1)	32,403	5.6	5,869
	0	0.0	0	– u/g (2)	28,899	6.1	5,707
	0	0.0	0	– s/f (2)	3,403	0.5	54

Sub-total	13,461	4.6	1,982	Sub-total	64,705	5.6	11,630

Total in LoM	41,603	4.7	6,294	Total	132,598	5.3	22,660

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Mineral Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.38 Harmony Free State Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz) EXR (ZAR/kg)	250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt)	29,219	41,108	83,408	95,079	132,598	206,000	221,348	373,223
Grade	(g/t)	6.7	6.5	6.0	5.9	5.3	4.3	4.3	3.0
Metal	(koz)	6,277	8,589	16,091	18,073	22,660	28,802	30,800	36,054

Mineral Reserves

Tonnage	(kt)	9,001	13,910	20,560	24,714	28,142	31,522	34,525	40,982
Grade	(g/t)	6.4	5.7	5.2	4.9	4.8	4.6	4.5	4.2
Metal	(koz)	1,845	2,532	3,404	3,925	4,312	4,676	4,969	5,578

LoM Plan

Tonnage	(kt)	10,645	16,239	30,972	36,967	41,603	67,457	70,875	83,360
Grade	(g/t)	6.3	5.6	5.0	4.9	4.7	4.3	4.3	4.1
Metal	(koz)	2,141	2,913	5,026	5,800	6,294	9,363	9,700	10,866

Table 4.39 Harmony Free State Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan(1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
AR	1,941	277	137	9	4	3
BL	13,375	4,414	3,132	59	70	73
BR	942	680	395	4	11	9
LR	5,241	446	446	23	7	10
MR	851	476	202	4	8	5
OTH	2	0	0	0	0	0
SLD	130	0	0	1	0	0
WRD	178	0	0	1	0	0

Total	22,660	6,294	4,312	100	100	100

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.40 Harmony Free State Operations: Z block contribution(1)

	Statements			Z Blocks			Z Block Contribution
Mining Operations	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Harmony 2 Mine	858	293	192	272	81	81	32	28	42
Merriespruit 1 Mine	1,866	1,129	872	0	0	0	0	0	0
Merriespruit 3 Mine	1,452	261	261	78	39	39	5	15	15
Unisel Mine	4,940	1,238	1,078	525	0	0	11	0	0
Brand 3 Mine	1,580	124	83	1,202	0	0	76	0	0
Masimong 4 Mine	3,252	506	506	2,191	0	0	67	0	0
Masimong 5 Mine	3,696	2,744	1,320	6	5	5	0	0	0
Saaiplaas 3 Mine	3,256	0	0	445	0	0	14	0	0
Brand 2 Mine	268	0	0	0	0	0	0	0	0
Brand 5 Mine	1,182	0	0	1,182	0	0	100	0	0
Surface Sources	310			0	0	0	0	0	0

Total	22,660	6,294	4,312	5,901	125	125	26	2	3

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.41 Harmony Free State Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Harmony 2 Mine	293	0	293	100	192	192	0
Merriespruit 1 Mine	1,165	37	1,129	257	872	0	0
Merriespruit 3 Mine	265	4	261	0	261	0	0
Unisel Mine	1,276	38	1,238	161	1,078	0	0
Brand 3 Mine	128	5	124	40	83	0	0
Masimong 4 Mine	506	0	506	0	506	0	0
Masimong 5 Mine	2,744	0	2,744	1,424	1,320	0	0

Total	6,378	84	6,294	1,982	4,312	192	0

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.42 Harmony Free State Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	6,378
Other Sources	84
LoM Plan (excluding other Sources)	6,294
Inferred in LoM Plan	1,982
Mineral Reserves	4,312
NPV(1)	0
NPV(2)	0
NPV(3)	0
NPV(4)	0

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.5	Evander Operations

Table 4.43 Evander Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	7,048	5.7	1,286	– u/g (1)	7,211	10.5	2,425
	0	0.0	0	– u/g (2)	3,327	11.4	1,216

Sub-total	7,048	5.7	1,286	Sub-total	10,538	10.7	3,641

Probable				Indicated
– u/g (1)	58,122	6.9	12,911	– u/g (1)	58,021	11.5	21,450
	0	0.0	0	– u/g (2)	768	13.5	332
	0	0.0	0	– s/f (2)	212,462	0.3	2,254

Sub-total	58,122	6.9	12,911	Sub-total	271,252	2.8	24,036

Total Reserves	65,171	6.8	14,197	Total	281,789	3.1	27,677

Inferred in LoM				Inferred
– u/g (1)	523	5.3	90	– u/g (1)	16,496	9.8	5,204
	0	0.0	0	– u/g (2)	50,752	9.0	14,722
	0	0.0	0	– s/f (2)	666	0.3	7

Sub-total	523	5.3	90	Sub-total	67,913	9.1	19,934

Total in Plan	65,694	6.8	14,287	Total	349,702	4.2	47,611

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2),generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.44 Evander Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz) EXR (ZAR/kg)		250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt	)	65,373	82,565	124,225	339,245	349,702	354,923	357,289	369,335
Grade	(g/t	)	13.0	12.2	10.7	4.2	4.2	4.3	4.3	4.3
Metal	(koz	)	27,342	32,266	42,792	45,469	47,611	48,593	49,027	51,086

Mineral Reserves

Tonnage	(kt	)	42,029	49,410	55,209	56,497	65,171	68,410	69,997	75,449
Grade	(g/t	)	8.0	7.6	7.3	7.2	6.8	6.6	6.5	6.3
Metal	(koz	)	10,783	12,146	12,985	13,134	14,197	14,545	14,698	15,258

LoM Plan

Tonnage	(kt	)	42,491	49,911	55,723	57,013	65,694	68,937	70,524	76,074
Grade	(g/t	)	8.0	7.6	7.3	7.2	6.8	6.6	6.5	6.3
Metal	(koz	)	10,865	12,234	13,074	13,223	14,287	14,635	14,788	15,357

(1)	The abrupt change in Mineral Resource sensitivity between US$375/oz and US$350/oz is largely attributed to the removal of surface sources at lower gold prices.

Table 4.45 Evander Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan(1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
KR	34,493	13,721	13,721	72	96	97
KR2	4,814	509	419	10	4	3
KR3	1,495	56	56	3	0	0
KR6L	4,239	0	0	9	0	0
KR6U	308	0	0	1	0	0
SLD	2,254	0	0	5	0	0
WRD	7	0	0	0	0	0

Total	47,611	14,287	14,197	100	100	100

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.46 Evander Operations: Z block contribution(1)

	Statements			Z Blocks			Z Block Contribution
Mining Operations	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Evander 2 Mine	6,309	565	476	134	0	0	2	0	0
Evander 5 Mine	6,561	316	316	13	0	0	0	0	0
Evander 7 Mine	1,869	995	995	113	0	0	6	0	0
Evander 8 Mine	10,087	2,542	2,542	318	0	0	3	0	0
Evander 9 Mine	4,645	0	0	4,195	0	0	90	0	0
Rolspruit Project	11,127	6,744	6,744	0	0	0	0	0	0
Poplar Project	4,751	3,125	3,125	0	0	0	0	0	0
Surface Sources	2,261	0	0	0	0	0	0	0	0

Total	47,611	14,287	14,197	4,773	0	0	10	0	0

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.47 Evander Operations: LoM Plan and Mineral Reserve Assessment (mining operations)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Evander 2 Mine	565	0	565	90	476	0	0
Evander 5 Mine	353	37	316	0	316	0	0
Evander 7 Mine	1,127	132	995	0	995	995	0
Evander 8 Mine	2,589	47	2,542	0	2,542	0	0
Evander 9 Mine	0	0	0	0	0	0	0
Rolspruit Project	6,744	0	6,744	0	6,744	0	0
Poplar Project	3,125	0	3,125	0	3,125	3,125	0

Total	14,503	216	14,287	90	14,197	4,120	0

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.48 Evander Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	14,503
Other Sources	216
LoM Plan (excluding other Sources)	14,287
Inferred in LoM Plan	90
Mineral Reserves	14,197
NPV(1)	0
NPV(2)	0
NPV(3)	0
NPV(4)	0

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.6	Orkney Operations

Table 4.49 Orkney Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	5,166	7.2	1,198	– u/g (1)	5,971	12.5	2,391
	0	0.0	0	– u/g (2)	4,739	11.4	1,744

Sub-total	5,166	7.2	1,198	Sub-total	10,711	12.0	4,135

Probable				Indicated
– u/g (1)	2,038	5.8	378	– u/g (1)	2,509	9.7	786
	0	0.0	0	– u/g (2)	1,879	11.3	684

Sub-total	2,038	5.8	378	Sub-total	4,389	10.4	1,470

Total Reserves	7,205	6.8	1,576	Total	15,099	11.5	5,605

Inferred in LoM				Inferred
	0	0.0	0	– u/g (2)	70,902	3.9	8,896

Sub-total	0	0.0	0	Sub-total	70,902	3.9	8,896

Total in Plan	7,205	6.8	1,576	Total	86,002	5.2	14,502

Table 4.50 Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz) EXR (ZAR/kg)		250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt	)	14,751	20,060	27,542	81,727	86,002	97,694	107,758	114,991
Grade	(g/t	)	11.1	10.2	9.0	5.3	5.2	5.1	5.1	5.0
Metal	(koz	)	5,242	6,563	7,953	13,863	14,502	16,047	17,591	18,546

Mineral Reserves

Tonnage	(kt	)	4,002	5,186	6,353	6,922	7,205	7,523	7,989	8,430
Grade	(g/t	)	8.6	7.9	7.2	6.9	6.8	6.7	6.5	6.3
Metal	(koz	)	1,110	1,309	1,475	1,543	1,576	1,611	1,658	1,701

LoM Plan

Tonnage	(kt	)	4,002	5,186	6,353	6,922	7,205	7,523	7,989	8,430
Grade	(g/t	)	8.6	7.9	7.2	6.9	6.8	6.7	6.5	6.3
Metal	(koz	)	1,110	1,309	1,475	1,543	1,576	1,611	1,658	1,701

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2),generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.
(2)	The abrupt change in Mineral Resource sensitivity between US$375/oz and US$350/oz is largely attributed to the extreme steepness of the grade tonnage curve for Orkney 6 Mine.

Table 4.51 Orkney Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan(1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
AMR	0	0	0	0%	0%	0%
DAB	0	0	0	0%	0%	0%
DEN	0	0	0	0%	0%	0%
DNY	0	0	0	0%	0%	0%
ELS	105	0	0	1%	0%	0%
VAAL	4,572	972	972	32%	62%	62%
VCR	7,981	0	0	55%	0%	0%
VZ	1,844	605	605	13%	38%	38%

Total	14,502	1,576	1,576	100%	100%	100%

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.52 Orkney Operations: Z block contribution(1)

	Statements			Z Blocks			Z Block Contribution
Mining Operations	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Orkney 2 Mine	1,844	605	605	575	0	0	31%	0%	0%
Orkney 4 Mine	2,428	972	972	1,525	698	698	63%	72%	72%
Orkney 3 Mine	1,049	0	0	564	0	0	54%	0%	0%
Orkney 6 Mine	7,892	0	0	0	0	0	0%	0%	0%
Orkney 7 Mine	194	0	0	2	0	0	1%	0%	0%
Orkney 1 Mine	1,096			895	0	0	82%	0%	0%

Total	14,502	1,576	1,576	3,560	698	698	25%	44%	44%

(1)	LoM Plan (1) reports contained ounces exclusive of Other Sources.

Table 4.53 Orkney Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Orkney 2 Mine	611	7	605	0	605	605	605
Orkney 4 Mine	983	11	972	0	972	972	0
Orkney 3 Mine	0	0	0	0	0	0	0
Orkney 6 Mine	0	0	0	0	0	0	0
Orkney 7 Mine	0	0	0	0	0	0	0

Total	1,594	18	1,576	0	1,576	1,576	605

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.54 Orkney Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	1,594
Other Sources	18
LoM Plan (excluding other Sources)	1,576
Inferred in LoM Plan	0
Mineral Reserves	1,576
NPV(1)	1,576
NPV(2)	1,576
NPV(3)	1,576
NPV(4)	1,576

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.7	Welkom Operations

The Welkom Operations are currently operating on a care and maintenance basis. Notwithstanding this Mineral Resources statements are presented in accordance with the SAMREC Code. SRK note that no Mineral Reserves are presented and should closure occur in two years as projected then the Mineral Resources will be removed from the Company’s Mineral Resource and Mineral Reserve statements.

Table 4.55 Welkom Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
	0	0.0	0	– u/g (2)	3,171	11.2	1,146

Sub-total	0	0.0	0	Sub-total	3,171	11.2	1,146

Probable				Indicated
	0	0.0	0	– u/g (2)	4,680	8.6	1,300

Sub-total	0	0.0	0	Sub-total	4,680	8.6	1,300

Total Reserves	0	0.0	0	Total	7,852	9.7	2,446

Inferred in LoM				Inferred
	0	0.0	0	– u/g (2)	671	8.6	185

Sub-total	0	0.0	0	Sub-total	671	8.6	185

Total in Plan	0	0.0	0	Total	8,522	9.6	2,631

Table 4.56 Welkom Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz) EXR (ZAR/kg)		250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt	)	2,225	3,138	4,403	5,496	8,522	9,397	10,277	11,435
Grade	(g/t	)	14.3	12.9	11.3	10.3	9.6	9.3	9.0	8.8
Metal	(koz	)	1,025	1,297	1,597	1,828	2,631	2,808	2,980	3,231

Mineral Reserves

Tonnage	(kt	)	0	0	0	0	0	0	0	0
Grade	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Metal	(koz	)	0	0	0	0	0	0	0	0

LoM Plan

Tonnage	(kt	)	0	0	0	0	0	0	0	0
Grade	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Metal	(koz	)	0	0	0	0	0	0	0	0

Table 4.57 Welkom Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan(1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
AR	660	0	0	25	0	0
BL	1,490	0	0	57	0	0
BR	19	0	0	1	0	0
IR	0	0	0	0	0	0
LR	33	0	0	1	0	0
MR	0	0	0	0	0	0
PS	429	0	0	16	0	0

Total	2,631	0	0	100	0	0

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.58 Welkom Operations: Z block contribution(1)

	Statements			Z Blocks			Z Block Contribution
Mining Operations	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Welkom 1 Mine	129	0	0	109	0	0	84	0	0
Welkom 2 Mine	159	0	0	144	0	0	91	0	0
Welkom 3 Mine	999	0	0	928	0	0	93	0	0
Welkom 4 Mine	321	0	0	278	0	0	87	0	0
Welkom 6 Mine	460	0	0	342	0	0	74	0	0
Welkom 7 Mine	563	0	0	318	0	0	57	0	0

Total	2,631	0	0	2,121	0	0	81	0	0

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

4.10.8	Kalgold Operations

Table 4.59 Kalgold Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
	0	0.0	0	– s/f(2)	1,038	1.1	38
– o/p (1)	3,963	2.3	296	– o/p(1)	12,251	2.2	859
	0	0.0	0	– o/p(2)	11,334	1.1	413

Sub-total	3,963	2.3	296	Sub-total	24,623	1.7	1,310

Probable				Indicated
	0	0.0	0	– o/p(2)	4,485	1.5	219

Sub-total	0	0.0	0	Sub-total	4,485	1.5	219

Total Reserves	3,963	2.3	296	Total	29,108	1.6	1,529

Inferred in LoM				Inferred
	0	0.0	0	– o/p(2)	10,101	1.7	538

Sub-total	0	0.0	0	Sub-total	10,101	1.7	538

Total in Plan	3,963	2.3	296	Total	39,209	1.6	2,067

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Mineral Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix(2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.60 Kalgold Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities(1)

Gold Price	(US$/oz) EXR (ZAR/kg)		250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%
Mineral Resources (M+Ind+Inf)
Tonnage	(kt	)	26,208	37,589	39,209	39,209	39,209	39,209	39,209	39,209
Grade	(g/t	)	1.9	1.7	1.6	1.6	1.6	1.6	1.6	1.6
Metal	(koz	)	1,595	2,014	2,067	2,067	2,067	2,067	2,067	2,067

Mineral Reserves

Tonnage	(kt	)	3,963	3,963	3,963	3,963	3,963	3,963	3,963	3,963
Grade	(g/t	)	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3
Metal	(koz	)	296	296	296	296	296	296	296	296

LoM Plan

Tonnage	(kt	)	3,963	3,963	3,963	3,963	3,963	3,963	3,963	3,963
Grade	(g/t	)	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3
Metal	(koz	)	296	296	296	296	296	296	296	296

(1)	As the open pit life is limited to the current pit limits by geotechnical considerations, no Mineral Reserve sensitivities are available for Kalgold Operations.

Table 4.61 Kalgold Operations: Reef contributions(1)

Reef Unit	Mineral Resources (koz)	LoM Plan(1) (koz)	Mineral Reserves (koz)	Mineral Resources (%)	LoM Plan(1) (%)	Mineral Reserves (%)
OP5	323	0	0	16	0	0
OP6	196	0	0	9	0	0
OP8	1,509	296	296	73	100	100
SP8	38	0	0	2	0	0

Total	2,067	296	296	100	100	100

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.62 Kalgold Operations: Z block contribution(1)

	Statements			Z Blocks			Z Block Contribution
Mining Operations	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Kalgold Mine	2,067	296	296	0	0	0	0	0	0

Total	2,067	296	296	0	0	0	0	0	0

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.63 Kalgold Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Kalgold Mine	296	0	296	0	296	296	0

Total	296	0	296	0	296	296	0

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.64 Kalgold Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	296
Other Sources	0
LoM Plan (excluding other Sources)	296
Inferred in LoM Plan	0
Mineral Reserves	296
NPV(1)	296
NPV(2)	0
NPV(3)	296
NPV(4)	0

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.9	Australian Operations

Table 4.65 Australian Operations: Mineral Resource and Mineral Reserve Statement

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	323	4.6	48	– u/g (1)	1,309	5.2	217
– s/f (1)	2,505	1.0	81	– s/f (1)	4,279	0.9	127
– o/p (1)	205	3.3	22	– o/p (1)	2,142	2.6	178
	0	0.0	0	– o/p(2)	820	2.0	53

Sub-total	3,032	1.5	151	Sub-total	8,550	2.1	575

Probable				Indicated
– u/g (1)	3,860	5.8	722	– u/g (1)	8,500	6.3	1,733
– s/f (1)	767	0.8	20	– s/f (1)	1,459	0.8	37
– o/p (1)	928	3.0	89	– o/p (1)	34,093	1.8	2,008
	0	0.0	0	– o/p(2)	9,648	2.0	629

Sub-total	5,556	4.7	831	Sub-total	53,700	2.6	4,407

Total	8,588	3.6	982	Total	62,250	2.5	4,982

Inferred in LoM				Inferred

– u/g (1)	2,415	6.7	524	– u/g (1)	7,248	5.4	1,249
– s/f (1)	0	0.0	0	– s/f (1)	176	0.7	4
– o/p (1)	3,960	2.6	330	– o/p (1)	43,752	1.3	1,848
	0	0.0	0	– o/p(2)	7,775	1.7	417

Sub-total	6,375	4.2	854	Sub-total	58,951	1.9	3,518

Total	14,963	3.8	1,836	Total	121,201	2.2	8,500

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Mineral Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.66 Australian Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz)	250	300	350	375	400	425	450	500
Mineral Resources (M+Ind+Inf)

Tonnage	(kt)	121,201	121,201	121,201	121,201	121,201	121,201	121,201	121,201
Grade	(g/t)	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2
Metal	(koz)	8,500	8,500	8,500	8,500	8,500	8,500	8,500	8,500

Mineral Reserves

Tonnage	(kt)	8,588	8,588	8,588	8,588	8,588	8,588	8,588	8,588
Grade	(g/t)	3.6	3.6	3.6	3.6	3.6	3.6	3.6	3.6
Metal	(koz)	982	982	982	982	982	982	982	982

LoM Plan

Tonnage	(kt)	14,963	14,963	14,963	14,963	14,963	14,963	14,963	14,963
Grade	(g/t)	3.8	3.8	3.8	3.8	3.8	3.8	3.8	3.8
Metal	(koz)	1,836	1,836	1,836	1,836	1,836	1,836	1,836	1,836

(1)	Due to the complexity of the mining operations at the Australian Operations no sensitivity tables were available at the time of writing.

Table 4.67 Australian Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Australian Operations	1,836	0	1,836	854	982	982	982

Total	1,836	0	1,836	854	982	982	982

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.68 Australian Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	1,836
Other Sources	0
LoM Plan (excluding other Sources)	1,836
Inferred in LoM Plan	854
Mineral Reserves	982
NPV(1)	982
NPV(2)	982
NPV(3)	982
NPV(4)	982

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.10	Papua New Guinea Operations

Table 4.69 Papua New Guinea Operations: Mineral Resource and Mineral Reserve Statement(1), (2)

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– o/p (1)	2,000	3.1	199	– o/p (1)	2,126	3.4	234

Sub-total	2,000	3.1	199	Sub-total	2,126	3.4	234

Probable				Indicated
– o/p (1)	19,400	2.9	1,838	– o/p (1)	16,680	3.3	1,787
	0	0.0	0	– o/p(2)	147,806	1.5	7,025

Sub-total	19,400	2.9	1,838	Sub-total	164,486	1.7	8,812

Total Reserves	21,400	3.0	2,037	Total	166,612	1.7	9,046

Inferred in LoM				Inferred
– o/p (1)	59	2.1	4	– o/p (1)	3,071	3.4	337
	0	0.0	0	– o/p (2)	56,944	1.8	3,359

Sub-total	59	2.1	4	Sub-total	60,015	1.9	3,696

Total in Plan	21,459	3.0	2,041	Total	226,627	1.7	12,742

(1)	Details regarding the quantum of Mineral Resources and Mineral Reserves associated with the silver content of the HVGP; and the detail pertaining to the Mineral Resources associated with the WGP and the GCGP are included in Appendix 2 to this CPR.
(2)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.

Table 4.70 Papua New Guinea Operations: Mineral Resource, Mineral Reserve and LoM plan Sensitivities

Gold Price	(US$/oz)	250	300	350	375	400	425	450	500
Mineral Resources (M+Ind+Inf)
Tonnage	(kt)	226,627	226,627	226,627	226,627	226,627	226,627	226,627	226,627
Grade	(g/t)	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7
Metal	(koz)	12,742	12,742	12,742	12,742	12,742	12,742	12,742	12,742

Mineral Reserves
Tonnage	(kt)	21,400	21,400	21,400	21,400	21,400	21,400	21,400	21,400
Grade	(g/t)	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0
Metal	(koz)	2,037	2,037	2,037	2,037	2,037	2,037	2,037	2,037

LoM Plan
Tonnage	(kt)	21,459	21,459	21,459	21,459	21,459	21,459	21,459	21,459
Grade	(g/t)	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0
Metal	(koz)	2,041	2,041	2,041	2,041	2,041	2,041	2,041	2,041

(1)	No Mineral Reserve sensitivities are available for the PNG Operations.

Table 4.71 Papua New Guinea Operations: LoM Plan and Mineral Reserve Assessment (mining operations)(1)

Mining Operation	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Papua New Guinea
Operations	2,041	0	2,041	4	2,037	2,037	2,037

Total	2,041	0	2,041	4	2,037	2,037	2,037

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources; LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.72 Papua New Guinea Operations: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

Statistic	Contained Gold (koz)
LoM Plan	2,041
Other Sources	0
LoM Plan (excluding other Sources)	2,041
Inferred in LoM Plan	4
Mineral Reserves	2,037
NPV(1)	2,037
NPV(2)	2,037
NPV(3)	2,037
NPV(4)	2,037

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

4.10.11	Harmony – Operating Option ‘A’

Table 4.73 Harmony: Mineral Resource and Mineral Reserve Statement(1), (2)

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	63,454	6.6	13,475	– u/g (1)	78,537	9.7	24,535
	0	0.0	0	– u/g (2)	31,842	10.2	10,432
– s/f (1)	4,702	0.7	113	– s/f (1)	6,993	0.8	170
	0	0.0	0	– s/f (2)	13,533	0.4	166
– o/p (1)	6,167	2.6	517	– o/p (1)	16,518	2.4	1,271
	0	0.0	0	– o/p (2)	12,154	1.2	466

Sub-total	74,323	5.9	14,106	Sub-total	159,577	7.2	37,041

Probable				Indicated
– u/g (1)	163,257	6.8	35,617	– u/g (1)	187,850	10.0	60,448
	0	0.0	0	– u/g (2)	92,190	7.6	22,552
– s/f (1)	30,428	0.5	536	– s/f (1)	50,678	0.5	868
	0	0.0	0	– s/f (2)	411,074	0.4	4,868
– o/p (1)	20,328	2.9	1,927	– o/p (1)	50,773	2.3	3,795
	0	0.0	0	– o/p (2)	161,939	1.5	7,872

Sub-total	214,013	5.5	38,081	Sub-total	954,505	3.3	100,403

Total	288,336	5.6	52,186	Total	1,114,082	3.8	137,443

Inferred in LoM				Inferred
– u/g (1)	43,479	5.7	7,963	– u/g (1)	138,957	7.6	34,003
	0	0.0	0	– u/g (2)	326,269	7.2	75,934
– s/f (1)	0	0.0	0	– s/f (1)	176	0.7	4
	0	0.0	0	– s/f (2)	163,439	0.3	1,747
– o/p (1)	4,019	2.6	334	– o/p (1)	46,823	1.5	2,185
	0	0.0	0	– o/p (2)	74,820	1.8	4,315

Sub-total	47,498	5.4	8,297	Sub-total	750,485	4.9	118,187

Total	335,834	5.6	60,483	Total	1,864,566	4.3	255,631

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.
(2)	A portion of the material stated as Inferred in LoM plan comprises a minor amount of Measured and Indicated Mineral Resources reported at RoM delivered tonnages and grades associated with the Australian Operations.

Table 4.74 Harmony: Mineral Resource, Mineral Reserve and LoM plan Sensitivities(1)

Gold Price	(US$/oz) EXR (ZAR/kg)		250 7.15 57,500 63%	300 7.15 69,000 75%	350 7.15 80,500 88%	375 7.15 86,250 94%	400 7.15 92,000 100%	425 7.15 97,750 106%	450 7.15 103,500 113%	500 7.15 115,000 125%

Mineral Resources (M+Ind+Inf)
Tonnage	(kt	)	885,394	1,068,717	1,220,479	1,608,030	1,864,566	2,065,430	2,337,801	2,648,304
Grade	(g/t	)	5.2	5.4	5.6	4.6	4.3	4.1	3.7	3.5
Metal	(koz	)	147,020	186,143	217,966	240,154	255,631	269,987	279,363	296,875

Mineral Reserves
Tonnage	(kt	)	167,243	218,014	253,420	267,611	288,336	300,898	312,376	333,657
Grade	(g/t	)	6.6	6.0	5.9	5.8	5.6	5.6	5.5	5.3
Metal	(koz	)	35,318	42,225	47,748	49,535	52,186	53,698	54,907	57,050

LoM Plan
Tonnage	(kt	)	177,335	249,649	294,672	312,019	335,834	371,631	384,634	414,760
Grade	(g/t	)	6.5	6.0	5.8	5.7	5.6	5.4	5.4	5.2
Metal	(koz	)	37,021	48,282	55,272	57,494	60,483	64,808	66,176	69,126

(1)	The sensitivities as presented include the base case statements for Kalgold Operations, Australian Operations and Papua New Guinea Operations for which no sensitivities were available.

Table 4.75 Harmony: Z block contribution(1)

	Statements			Z Blocks			Z Block Contribution
Mining Asset	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (koz)	LoM Plan(1) (koz)	Mineral Reserve (koz)	Mineral Resource (%)	LoM Plan(1) (%)	Mineral Reserve (%)
Freegold Operations	55,768	14,479	13,774	19,608	192	144	35%	1%	1%
West Wits Operations	38,536	14,816	10,638	2,110	617	613	5%	4%	6%
Target Operations	50,614	4,859	4,374	0	0	0	0%	0%	0%
Harmony Free State Operations	22,660	6,294	4,312	5,901	125	125	26%	2%	3%
Evander Operations	47,611	14,287	14,197	4,773	0	0	10%	0%	0%
Orkney Operations	14,502	1,576	1,576	3,560	698	698	25%	44%	44%
Welkom Operations	2,631	0	0	2,121	0	0	81%	0%	0%
Kalgold Operations	2,067	296	296	0	0	0	0%	0%	0%
Australian Operations	8,500	1,836	982	0	0	0	0%	0%	0%
Papua New Guinea Operations	12,742	2,041	2,037	0	0	0	0%	0%	0%

Total	255,631	60,483	52,186	38,074	1,632	1,581	15%	3%	3%

(1)	LoM Plan(1) reports contained ounces exclusive of Other Sources.

Table 4.76 Harmony: LoM Plan and Mineral Reserve assessment (Mining Operations Level)(1), (2)

Mining Asset	LoM Plan(1) (koz)	Other Sources (koz)	LoM Plan(2) (koz)	Inferred in LoM (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)
Freegold Operations	14,548	69	14,479	705	13,774	12,250	11,868
West Wits Operations	15,331	515	14,816	4,178	10,638	10,423	10,098
Target Operations	4,859	0	4,859	485	4,374	4,374	4,374
Harmony Free State Operations	6,378	84	6,294	1,982	4,312	192	0
Evander Operations	14,503	216	14,287	90	14,197	4,120	0
Orkney Operations	1,594	18	1,576	0	1,576	1,576	605
Welkom Operations	0	0	0	0	0	0	0
Kalgold Operations	296	0	296	0	296	296	0
Australian Operations	1,836	0	1,836	854	982	982	982
Papua New Guinea Operations	2,041	0	2,041	4	2,037	2,037	2,037

Total	61,386	902	60,483	8,297	52,186	36,251	29,963

(1)	LoM Plan(1) reports contained ounces inclusive of Other Sources.
(2)	LoM Plan(2) reports contained ounces exclusive of Other Sources; NPV(1) relates to Mineral Reserve ounces of gold which attain positive NPV status at the CMF; and NPV(2) relates to Mineral Reserve ounces of gold which attain positive NPV status at the SMF reported as at 1 January 2005 and using PPP principles for generation of nominal exchange rates. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.77 Harmony: LoM Plan and Mineral Reserve assessment (Tax Entity)(1)

	Contained Gold
Mining Asset	LoM Plan (koz)	Other Sources (koz)	LoM Plan(1) (koz)	Inferred in LoM Plan (koz)	Mineral Reserves (koz)	NPV(1) (koz)	NPV(2) (koz)	NPV(3) (koz)	NPV(4) (koz)
Freegold Operations	14,548	69	14,479	705	13,774	13,774	13,774	13,774	13,774
West Wits Operations	15,331	515	14,816	4,178	10,638	10,638	10,638	10,638	10,638
Target Operations	4,859	0	4,859	485	4,374	4,374	4,374	4,374	4,374
Harmony Free State Operations	6,378	84	6,294	1,982	4,312	0	0	0	0
Evander Operations	14,503	216	14,287	90	14,197	0	0	0	0
Orkney Operations	1,594	18	1,576	0	1,576	1,576	1,576	1,576	1,576
Welkom Operations
Kalgold Operations	296	0	296	0	296	296	0	296	0
Australian Operations	1,836	0	1,836	854	982	982	982	982	982
Papua New Guinea Operations	2,041	0	2,041	4	2,037	2,037	2,037	2,037	2,037

Total	61,386	902	60,484	8,297	52,186	33,677	33,381	33,677	33,381

(1)	NPV(1) and NPV(2) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests include the impact of Inferred Mineral Resources; Other Sources; and Silver sales. NPV(3) and NPV(4) reports Mineral Reserve ounces of gold which attain positive NPV status at the CMF and the SMF, respectively. Note that all positive NPV tests exclude the impact of Inferred Mineral Resources; Other Sources; and Silver sales.

Table 4.78 Harmony LoM Plan: Break Even Analysis(1), (2)

Mining Assets	Units		Gold Price(1)	Gold Price(2)
Freegold Operations	(ZAR/kg	)	79,964	73,950
West Wits Operations	(ZAR/kg	)	70,124	65,033
Target Operations	(ZAR/kg	)	63,303	62,043
Harmony Free State Operations	(ZAR/kg	)	98,051	92,441
Evander Operations(3)	(ZAR/kg	)	106,255	90,813
Orkney Operations	(ZAR/kg	)	81,352	79,793
Welkom Operations	(ZAR/kg	)	0	0
Kalgold Operations	(ZAR/kg	)	82,094	79,221
Australian Operations	(A$/oz	)	388	435
Papua New Guinea Operations	(A$/oz	)	359	252

(1)	Gold Price(1) presents the equivalent real terms (1 January 2005) gold price required to generate break-even NPV defined at the price at which the NPVs return a zero value at the Company’s WACC.
(2)	Gold Price(2) presents the equivalent real terms (1 January 2005) gold price required to generate break-even defined as cash costs.
(3)	The figures as presented for Evander Operations exclude the impacts of the Evander Rolspruit Project and the Evander Poplar Project. Should both projects be executed the resulting Gold price(1) and Gold Price(2) would be ZAR106,255/kg and ZAR66,944/kg respectively.

Table 4.79 Harmony Projects: Break Even Analysis to attain Nominal Internal rates of Return (“IRR”)

Mining Projects (IRR) (% – Nominal)	Doornkop Project (ZAR/kg)	Phakisa Project (ZAR/kg)	Poplar Project (ZAR/kg)	Rolspruit Project (ZAR/kg)	HVGP
					(A$/oz Au)	(A$/oz Ag)
5%	66,366	74,738	79,580	91,080	340	4.79
8%	67,021	75,996	84,196	111,707	357	5.03
10%	67,542	77,017	87,504	129,170	369	5.19
12%	68,189	78,521	91,437	147,572	380	5.35
15%	69,368	81,115	98,426	179,792	397	5.60
18%	71,823	86,671	113,051	253,598	415	5.84
20%	72,753	89,889	120,096	292,405	427	6.01
22%	74,485	95,329	131,512	361,102	439	6.19
25%	74,485	95,329	131,512	361,102	458	6.44

Mineral Resources – (koz)	6,513	21,714	4,751	11,127	3,665
Mineral Reserves – (koz)	424	4,072	3,125	6,744	2,037
Inferred in LoM – (koz)	3,593	258	0	0	4
LoM Plan – (koz)	4,017	4,330	3,125	6,744	2,041

In considering the above tables SRK refer the reader is referred to Mineral Resource and Mineral Reserve sensitivities; the Enterprise Value sensitivities (Section 14.0); and the comments included in Section 4.9.2.

Table 4.80 Harmony: Mineral Resource and Mineral Reserves (Table 4.73 presented in Harmony Reporting Format)

Harmony Reporting Format

	Proved			Probable			Total Mineral Reserves
	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
FS Growth	22,123	7.2	5,109	61,714	6.5	12,959	83,837	6.7	18,068
FS Leverage	15,416	5.2	2,557	10,222	4.6	1,500	25,638	4.9	4,058
Evander	7,048	5.7	1,286	58,122	6.9	12,911	65,171	6.8	14,197
Randfontein	5,508	5.7	1,007	6,898	5.8	1,278	12,406	5.7	2,286
Elandsrand	7,870	9.0	2,270	20,401	8.9	5,868	28,271	9.0	8,137
Orkney	5,166	7.2	1,198	2,038	5.8	378	7,205	6.8	1,576
SA Surface	6,159	1.7	328	29,661	0.5	516	35,821	0.7	845
Australia	3,032	1.5	151	5,556	4.7	831	8,588	3.6	982
Papua New Guinea	2,000	3.1	199	19,400	2.9	1,838	21,400	3.0	2,037

Total	74,323	5.9	14,106	214,013	5.5	38,081	288,336	5.6	52,186

Harmony Reporting Format
	Measured			Indicated			Total (M+Ind)
	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
FS Growth	32,605	10.2	10,712	150,482	8.3	40,259	183,087	8.7	50,971
FS Leverage	35,393	8.3	9,479	25,124	7.5	6,090	60,517	8.0	15,570
Evander	10,538	10.7	3,641	58,790	11.5	21,782	69,327	11.4	25,423
Randfontein	11,604	9.8	3,639	11,451	9.6	3,535	23,055	9.7	7,174
Elandsrand	8,219	11.9	3,145	21,305	11.9	8,130	29,524	11.9	11,275
Orkney	10,711	12.0	4,135	4,389	10.4	1,470	15,099	11.5	5,605
SA Surface	39,832	1.2	1,481	464,778	0.4	5,917	504,610	0.5	7,398
Australia	8,550	2.1	575	53,700	2.6	4,407	62,250	2.5	4,982
Papua New Guinea	2,126	3.4	234	164,486	1.7	8,812	166,612	1.7	9,046

Total	159,577	7.2	37,041	954,505	3.3	100,403	1,114,082	3.8	137,443

Harmony Reporting Format

				Inferred			Total Mineral Resources
				Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
FS Growth				213,415	7.9	54,464	396,502	8.3	105,435
FS Leverage				44,326	6.3	9,033	104,843	7.3	24,602
Evander				67,247	9.2	19,927	136,574	10.3	45,350
Randfontein				58,782	8.0	15,206	81,837	8.5	22,380
Elandsrand				3,306	10.9	1,161	32,830	11.8	12,436
Orkney				70,902	3.9	8,896	86,002	5.2	14,502
SA Surface				173,540	0.4	2,285	678,150	0.4	9,683
Australia				58,951	1.9	3,518	121,201	2.2	8,500
Papua New Guinea				60,015	1.9	3,696	226,627	1.7	12,742

Total				750,485	4.9	118,187	1,864,566	4.3	255,631

4.10.12	Harmony – Operating Option ‘B’

The following table presents the impact on Harmony’s Mineral Resource and Mineral Reserve statement should a decision not to proceed with the Evander Rolspruit and Evander Poplar projects. This is given as a sensitivity to Option ‘A’ (Table 4.73) as discussed in Section 1.0 of this CPR.

Table 4.81 Harmony: Mineral Resource and Mineral Reserve Statement(1), (2)

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	63,454	6.6	13,475	– u/g (1)	78,537	9.7	24,535
	0	0.0	0	– u/g (2)	31,842	10.2	10,432
– s/f (1)	4,702	0.7	113	– s/f (1)	6,993	0.8	170
	0	0.0	0	– s/f (2)	13,533	0.4	166
– o/p (1)	6,167	2.6	517	– o/p (1)	16,518	2.4	1,271
	0	0.0	0	– o/p (2)	12,154	1.2	466

Sub-total	74,323	5.9	14,106	Sub-total	159,577	7.2	37,041

Probable				Indicated
– u/g (1)	122,106	6.6	25,748	– u/g (1)	146,612	9.6	45,118
	0	0.0	0	– u/g (2)	133,428	8.8	37,881
– s/f (1)	30,428	0.5	536	– s/f (1)	50,678	0.5	868
	0	0.0	0	– s/f (2)	411,074	0.4	4,868
– o/p (1)	20,328	2.9	1,927	– o/p (1)	50,773	2.3	3,795
	0	0.0	0	– o/p (2)	161,939	1.5	7,872

Sub-total	172,863	5.1	28,212	Sub-total	954,505	3.3	100,403

Total	247,186	5.3	42,318	Total	1,114,082	3.8	137,443

Inferred in LoM				Inferred
– u/g (1)	43,479	5.7	7,963	– u/g (1)	138,957	7.6	34,003
	0	0.0	0	– u/g (2)	326,269	7.2	75,934
– s/f (1)	0	0.0	0	– s/f (1)	176	0.7	4
	0	0.0	0	– s/f (2)	163,439	0.3	1,747
– o/p (1)	4,019	2.6	334	– o/p (1)	46,823	1.5	2,185
	0	0.0	0	– o/p (2)	74,820	1.8	4,315

Sub-total	47,498	5.4	8,297	Sub-total	750,485	4.9	118,187

Total	294,684	5.3	50,614	Total	1,864,566	4.3	255,631

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.
(2)	A portion of the material stated as Inferred in LoM plan comprises a minor amount of Measured and Indicated Mineral Resources reported at RoM delivered tonnages and grades associated with the Australian Operations.

In considering the above table SRK refer the reader is referred to Mineral Resource and Mineral Reserve sensitivities; the Enterprise Value sensitivities (Section 14.0); and the comments included in Section 4.9.2.

4.10.13	Harmony – Operating Option ‘C’

The following table presents the impact on Harmony’s Mineral Resource and Mineral Reserve statement should a decision not to proceed with the Evander Rolspruit and Evander Poplar projects and to remove all Mining Assets with negative NPVs. This is given as a sensitivity to Option ‘A’ (Table 4.73) as discussed in Section 1.0 of this CPR.

Table 4.82 Harmony: Mineral Resource and Mineral Reserve Statement(1), (2)

Mineral Reserve Category	Tonnage (kt)	Grade (g/t)	Gold (koz)	Mineral Resource Category	Tonnage (kt)	Grade (g/t)	Gold (koz)
Proved				Measured
– u/g (1)	41,404	7.4	9,823	– u/g (1)	53,068	10.6	18,168
	0	0.0	0	– u/g (2)	57,311	9.1	16,800
– s/f (1)	4,702	0.7	113	– s/f (1)	6,993	0.8	170
	0	0.0	0	– s/f (2)	13,533	0.4	166
– o/p (1)	6,167	2.6	517	– o/p (1)	16,518	2.4	1,271
	0	0.0	0	– o/p (2)	12,154	1.2	466

Sub-total	52,273	6.2	10,454	Sub-total	159,577	7.2	37,041

Probable				Indicated
– u/g (1)	91,993	7.0	20,760	– u/g (1)	113,311	9.8	35,662
	0	0.0	0	– u/g (2)	166,729	8.8	47,338
– s/f (1)	30,428	0.5	536	– s/f (1)	50,678	0.5	868
	0	0.0	0	– s/f (2)	411,074	0.4	4,868
– o/p (1)	20,328	2.9	1,927	– o/p (1)	50,773	2.3	3,795
	0	0.0	0	– o/p (2)	161,939	1.5	7,872

Sub-total	142,750	5.1	23,223	Sub-total	954,505	3.3	100,403

Total	195,023	5.4	33,677	Total	1,114,082	3.8	137,443

Inferred in LoM				Inferred
– u/g (1)	29,495	6.2	5,892	– u/g (1)	90,058	7.9	22,930
	0	0.0	0	– u/g (2)	375,168	7.2	87,007
– s/f (1)	0	0.0	0	– s/f (1)	176	0.7	4
	0	0.0	0	– s/f (2)	163,439	0.3	1,747
– o/p (1)	4,019	2.6	334	– o/p (1)	46,823	1.5	2,185
	0	0.0	0	– o/p (2)	74,820	1.8	4,315

Sub-total	33,514	5.8	6,226	Sub-total	750,485	4.9	118,187

Total	228,537	5.4	39,903	Total	1,864,566	4.3	255,631

(1)	Mineral Resources classified by the suffix (1) in the following tables represent those Mineral Resources which have been used as a base for modification to produce Mineral Reserves and those Inferred Resources which have been modified to produce material included for depletion in the respective LoM plans. The Mineral Resources not modified to produce Mineral Reserves as defined by the suffix (2), generally include reef horizons not currently planned to be extracted in the current LoM plans, and pillars and other resource blocks for which insufficient technical work has been completed to allow conversion to Mineral Reserves.
(2)	A portion of the material stated as Inferred in LoM plan comprises a minor amount of Measured and Indicated Mineral Resources reported at RoM delivered tonnages and grades associated with the Australian Operations.

In considering the above table SRK refer the reader is referred to Mineral Resource and Mineral Reserve sensitivities; the Enterprise Value sensitivities (Section 14.0); and the comments included in Section 4.9.2.

5.	MINING ENGINEERING

5.1	Introduction

The following section includes discussion and comment on the mining engineering related aspects of the LoM plans associated with the Mining Assets. Specifically, comment is given on the mine planning process, mining methods, geotechnics, mine ventilation, and mining statistics reflected in the historical performance and the LoM plan presented as operating Option ‘A’.

The following section includes historical and forecast statistics in respect of mining which include operating expenditures. As for all other operating expenditures (other than those projects for which Feasibility Studies are available) SRK has based its view of future projections on that achieved during fiscal 2004, inflated to 1 January 2005 money terms. Notwithstanding this comment, SRK notes that given the absence in certain instances of long term strategic planning, potential exists to optimise these expenditures by consideration of the requirements of the combined reporting entity (Operations). Furthermore historical statistics exclude those operations which are not included in the various operating Options.

Further the operating expenditures as included in the following section are related only to that classified as mining related expenditures. To arrive at the total cost per tonne milled, the reader is referred to the unit costs included in Section 6.0 for metallurgical processing and the unit costs included in Section 8.0 for overheads.

5.2	Mine Planning

The mine planning process at the Mining Assets varies considerably, with respect to detail, duration (period of planning) and the degree of computerisation of the process. The reader is referred to SRK comments made in Section 4.9.

Notwithstanding this statement, the planning process is dependent upon input from the Mineral Resource Management departments at each operation where responsibility is assigned for addition/revision and depletion sign-off on the Mineral Resource. This Mineral Resource forms the basis for subsequent design, planning and extraction sequencing incorporated into the LoM plan. This process is completed using a combination of geological modelling, mine planning and production scheduling utilising various in house and external software packages. In general the planning process incorporates the following:

•	Targets, objectives and guidelines as defined by the Company at the corporate level;

•	A detailed short-term (one-year) plan that extends stoping and development layouts from the current mining face positions. Notwithstanding any projected improvements, reliance is generally placed in historically achieved production parameters, such as development rates, mining production rates and the necessary modifying factors (MCF and dilution);

•	Extension of the detailed short-term plan driven to the LoM plan by consideration of the longer term development and access strategies.

At certain of the operations, particularly the longer life assets, long term planning is assisted by utilisation of computer based mining software systems. At the majority of the short to medium life operations no long term planning beyond year one is currently undertaken and the majority of forecast are driven by production rates and the Mineral Reserve statements as derived using the methodology described in Section 4.3.7 of this CPR.

In conjunction with the above, a detailed (one-year) operating expenditure budget is subsequently produced. This one-year budget is normally developed on a monthly basis and LoM forecasts are generally based on the application of the unit operating cost (expressed per RoM unit) as derived form the one-year plan. In respect of capital expenditures at the steady-state operations capital is projected as a provision based on a percentage of total working cost. For the projects and existing operations undergoing expansion, capital expenditures are based on the results of Feasibility Studies at least until steady state is reached.

SRK considers that the longer term approach currently applied at certain of the Mining Assets should be extended to all mining operations (noting the obvious limitations with pillar mining). This would ensure that future planning would extend the business window beyond the short term and address all technical disciplines are adequately addressed in the planning process.

In addition to adjustments to the physical modifying factors, SRK has also derived future operating costs based on application of unit rates per activity as derived from historical performance reflected in fiscal 2004. Whilst not materially different to the approach applied in the South African mining industry, SRK recognise that this does not cater for:

•	Potential productivity improvements over and above that resulting from the impact of fixed and variable components as mining tonnage varies; or

•	Potential increases in mining operating expenditures due to:
•	increased operating depth,

•	increased haulage distances from primary infrastructure; and

•	reducing productivity at the South African operations due to the increasing prevalence of HIV/AIDS.

Consequently the primary assumption is that the latter remains a risk, and that potential productivity improvements coupled with appropriate restructuring as mining operations downscale will at least sustain the status quo.

5.3	Freegold Operations

Mining operations at Freegold Operations comprise a complex of seven mature operating underground mines, namely Tshepong Mine, Bambanani Mine, West Mine, Nyala Mine, Joel Mine, St. Helena Mine, Kudu-Sable Mine and the Phakisa Project. In addition the surface mining operations exploit various surface sources including WRDs and slimes dams. The individual production units range in planned operational life up to 21 years.

Underground production is mainly sourced from shallow dipping tabular narrow orebodies, in particular, the Basal Reef supplemented by secondary reefs such as the Leader Reef. The only exception to this is Joel Mine, where production is sourced from the Beatrix-VS5 Composite Reef.

5.3.1	Mine Access and Mining Method

Access to and egress from the various reef horizons is via numerous surface shafts and various sub-vertical shafts at the deeper operations. The same access and egress is used for labour, material and risk.

RoM ore is hoisted to surface and thereafter transported by conveyor, rail or road to one or more of the two metallurgical processing facilities (FS1 Plant, St. Helena Plant and Joel Plant). At shafts where the infrastructure permits waste to be hoisted separately, it is conveyed to WRD, generally situated close to shaft heads.

Mining methods at Freegold Operations include variations on conventional narrow reef mining methods, such as scattered breast, down dip and remnant extraction. Tshepong Mine, Bambanani Mine, Joel Mine and the Phakisa Project predominantly mine virgin ground at increasing depth with West Mine, Nyala Mine, St. Helena Mine and Kudu-Sable Mine extracting higher portions of remnants, including shaft pillars.

5.3.2	Mine Ventilation

Mine ventilation systems at the Freegold Operations are well established and have been extensively planned and operated in the past. Operating conditions vary in accordance with the scattered nature of the working places, the operating depths and the virgin rock temperature (“VRT”) and control of airflow. The VRT varies from the greatest value at Bambanani Mine (62°) to the minimum value at Joel Mine (35. 6°). Refrigeration plants are installed at Bambanani Mine, Tshepong Mine and Joel Mine. The control, containment and removal of fire generated toxins create the greatest challenge to the ventilation team at Bambanani Mine. Sealing off of old abandoned areas, that no longer require cooling or ventilation (but are currently supplied with both), contributes to the ventilation issues.

5.3.3	Geotechnics

Geotechnical input at Freegold Operations is typical of mining environments in the Free State Goldfield, where mining depths range from shallow-intermediate (Joel Mine) to deep (Bambanani Mine). Bambanani Mine, Nyala Mine and Kudu-Sable Mine, are classed as seismically active operations with seismic monitoring systems installed, seismic activity is generally located in the vicinity of remnant operations and/or geological structures. External consultants ISSI supply all seismic systems, which are managed by GeoHydroSeis. Localised ground control issues include the impacts of a weak hangingwall member, the Khaki Shale on exposure and scaling in main ore passes. In such instances mine specific strategies have been implemented either through design modifications and/or remedial repairs. The following presents commentary on the key rock engineering risk items at the Freegold Operations:

•	Tshepong Mine: Scattered mining is being carried out over a large area and depths ranging between 2,100m and 2,500m below surface. The mine is relatively new with large unmined areas (mainly due to low grade) serving as regional stability pillars. The return airway through the 60E1 area which is affected by high field stresses is a risk. Although rehabilitation work is being carried out, instability of this airway could have a negative effect on the production from this part of the mine.

Scattered mining and block selection is based on grades. Adequate numerical modelling, standards and procedures are applied. Rock engineering principles are applied in the majority of underground working areas; however there are isolated circumstances when these are not adhered to;

•	Bambanani Mine: The mining operations can be divided in two areas, namely shallow and deep. In the Shallow area (<2,000 metres) the mining operations consist of remnant mining, where previously left pillars have been identified as being extractable according to rock engineering principles. The strategy adopted in identifying suitable pillars for extraction and the methods used are suitably documented and justified from a rock engineering aspect through numerical modelling and risk assessment.

The deep (>3,000 metres) area consists of the ground down dip of the existing workings. The mine is planning to mine this ground, using scattered mining methods.

An area of concern is the lack of a regional support strategy in the LoM plan, as the philosophy is to allow the value distribution of the orebody to dictate the unpay pillar positions. The maximum mining spans are undetermined and seismicity at this depth, with no systematic regional support is a risk. Regional support will be enhanced by backfilling and additional stabilising pillars in areas where the span exceeds pre-determined criteria.

The stability of the shaft pillar is a concern. The mining taking place in close proximity to the shaft pillar has led to reports of damage to the shaft excavations. Damage to the Koepe Shaft which is a small sub-vertical shaft in the upper levels of the main shaft was previously reported when prior minimal mining of the shaft pillar occurred. All shaft pillar mining has been suspended by Harmony and all damaged excavations have been rehabilitated and re-supported.

A rock engineering hazard assessment system is in place on the mine. The rock engineering COP was reviewed and finalised at the end of November 2004. A 95% of fall out thickness was used to calculate the support resistance and an ejection velocity of 0.9m.s–2 was used to calculate the energy absorption criterion. In SRK’s opinion further justification needs to be completed with regards to the use of the 0.9ms–1 as design criteria. This will be updated as new information is received from the SIMRAC project, currently in progress;

•	Nyala Mine: Currently the shaft pillar is being mined, with approximately 12 panels planned. The grade is predominately low grade and the shaft pillar is 800m by 400m. The method adopted for the pillar extraction is proven on other shaft pillar extractions in the Harmony group. The sequence and rock engineering recommendations are documented and justified by numerical modelling. The steelwork in the shaft has been adjusted to accommodate the anticipated deformation.

Support work on the shaft has been completed and the steelwork installed. It is however expected that hoisting speeds will be reduced during the extraction.

A risk assessment workshop was held by the mine in August 2004, where a risk assessment profile was compiled for the interdependency of Phakisa Mine and Nyala Mine. The main recommendation made at this workshop was that if the Phakisa Project was to continue, then mining of the Nyala Mine’s shaft pillar should be reconsidered especially in light of current economic conditions;

•	St. Helena Mine: At No 8 Shaft satellite pillars have been left for the stability of the shaft. The mine is planning to remove three of these pillars, which are furthest from the shaft. A seismic analysis has been completed. A detailed engineering report, including numerical modelling shows no instability of the main shaft can be expected. Two stations have experienced cracking of the concrete lining, as they were situated in a weak geological zone. These stations were rehabilitated with mesh and lacing. Movement monitors have to be installed in the shaft as a precaution; and

•	Phakisa Project: The shaft pillar extraction at Nyala Mine is a significant risk to the Phakisa Project with regards to the stability of Nyala Shaft and its hoisting capacity. Comprehensive planning was done on the method of extraction of the inner core of the shaft pillar. Undercutting of the full inner core is essential, as the steelwork in the shaft was designed to cater for a maximum of 1.2m closure.

5.3.4	Historical and medium term forecast mining statistics

Table 5.1 below presents the historical and medium term forecast mining statistics for the Freegold Operations. The salient features for Freegold Operations are:

•	RoM Tonnage: An increase in RoM tonnage which was largely impacted by the increased treatment of surface sources which offset the reduction in tonnage at Tshepong Mine and Bambanani Mine. Based on 2005(H1) results and noting the projected lesser role of surface sources then achieving the planned increases at Tshepong Mine, West Mine, Nyala Mine, Joel Mine and St. Helena Mine are key;

•	RoM Grade: A decrease in RoM grade from fiscal 2002 through fiscal 2004, which was influenced by the contribution of lower grade surface sources and the reduction in MCF at Tshepong Mine and Bambanani Mine. In order to maintain future RoM grades in excess of 5.0g/t it is key that the projected improvements at Tshepong Mine to a long term MCF of 75% is achieved and the sustainability of 2005(H1) MCF at Bambanani Mine is demonstrated. Further SRK notes that planned grades at Nyala Mine, St. Helena Mine and Kudu-Sable Mine are significantly less in 2005(H1) than that projected in 2005(H2). In respect of St. Helena Mine this is dependent on reversing the trend in MCF experienced in 2005(H1) and re-aligning with the 18 month average. Whilst the overall impact of Kudu-Sable is not material, SRK note that the forecasts at Nyala Mine assume a higher degree of mining control in respect of targeting the higher grade areas as all other factors appear reasonable given historical performance;

•	MCF: A decrease in MCF from fiscal 2002 to fiscal 2004 which is significantly influenced by the negative trend at Tshepong Mine and Bambanani Mine. During 2005(H1) the following also apply: Bambanani Mine has improved, however the long term sustainability of this has not yet been demonstrated; reductions at St. Helena Mine and Joel Mine which if continued will negatively impact on the projected 18-month average as included in the LoM plan. SRK has assumed that the necessary proactive management steps taken to reverse the negative MCF trend at Tshepong Mine will be successful and that continued focus at Bambanani will succeed in attaining the 18-month forecasts of 75% and 72% respectively;

•	MW: A decrease in MW of some 11cm from fiscal 2002 to fiscal 2005(H1) which has been significantly impacted by performance at Tshepong Mine and Bambanani Mine. Other than for reductions due to varying contributions from individual reef horizons and development no further improvements are projected. SRK notes however the impact of the Phakisa Project and its MW being benchmarked against the best performance at Tshepong Mine (fiscal 2004);

•	Development: An increase in total development (operating and capital) from fiscal 2002 to fiscal 2004 and 2005(H1), the latter being largely influence by capital development at Bambanani Mine. All mining operations are largely aligned with historical performance, save for Nyala Mine, St. Helena Mine and Kudu-Sable Mine. At Tshepong Mine a 10% increase is planned which is largely influenced by the development of the sub-66 Level project; and

•	Operating Expenditure: Considering the impact of the increasing contribution of tonnage from the lower-cost per tonne milled of surface sources, it is apparent that unit costs for the underground operations have increased at a higher rate than inflation. This has in part been contributed by the reducing tonnage profiles and the increased impact of fixed components. Other than for Nyala Mine, performance in fiscal 2005(H1) has been significantly worse than anticipated, and as previously stated SRK has used fiscal 2004 as the base for LoM forecasts. Should the results of fiscal 2005(H2) be proved a more applicable base for future projections (currently deemed not due to the impact of CONOPS) then the forecasts as included herein will be negatively impacted by some 10%. A further cost item is the costs currently associated with the non-production shafts at St. Helena Mine which amounts to some ZAR0.8m per annum is projected to continue as long as St. Helena Mine operates. An assumption in the FMs is that this cost, whilst incurred, has been distributed amongst all operating shafts in Freegold Operations.

Table 5.1 Freegold Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units	2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm)	592	548	815	456	509	514	482	482	482	482	338
Tshepong Mine	(ktpm)	148	139	135	144	147	157	157	157	157	157	154
Bambanani Mine	(ktpm)	152	125	123	108	89	108	100	102	101	100	92
West Mine	(ktpm)	7	12	15	15	20	21	21	21	21	21	21
Nyala Mine	(ktpm)	0	0	12	22	28	25	25	25	25	25	25
Joel Mine	(ktpm)	39	32	35	39	45	45	45	45	45	45	45
St. Helena Mine	(ktpm)	0	31	36	19	25	31	31	31	31	31	27
Kudu-Sable Mine	(ktpm)	6	15	20	17	23	17	0	0	0	0	19
Phakisa Project	(ktpm)	0	0	0	0	0	0	4	20	32	64	77
Surface Sources	(ktpm)	240	195	438	92	131	109	99	80	69	39	118

Grade	(g/t)	5.2	4.9	3.2	5.2	5.1	5.3	5.2	5.4	5.6	6.0	5.4
Tshepong Mine	(g/t)	8.6	8.2	7.4	7.4	8.2	7.6	7.1	7.0	6.6	6.6	6.8
Bambanani Mine	(g/t)	9.1	8.0	6.1	6.7	6.5	6.6	6.6	6.8	7.1	7.2	6.9
West Mine	(g/t)	6.2	6.0	6.2	5.5	5.9	5.9	5.9	5.9	5.9	5.9	5.9
Nyala Mine	(g/t)	0.0	0.0	3.5	3.8	4.8	5.2	5.2	5.2	5.2	5.2	5.2
Joel Mine	(g/t)	4.7	4.4	4.6	4.4	4.4	4.5	4.5	4.5	4.5	4.5	4.5
St. Helena Mine	(g/t)	0.0	4.4	4.8	5.0	5.8	5.8	5.8	5.9	5.9	5.9	5.9
Kudu-Sable Mine	(g/t)	4.2	5.7	5.1	4.3	5.5	5.9	0.0	0.0	0.0	0.0	5.7
Phakisa Project	(g/t)	0.0	0.0	0.0	0.0	0.0	0.0	7.1	7.6	7.6	7.6	7.6
Surface Sources	(g/t)	0.8	0.6	0.5	1.1	0.6	0.6	0.6	0.6	0.6	0.6	0.6

MCF	(%)	83	77	72	73	75	75	75	76	76	76	77
Tshepong Mine	(%)	92	81	71	71	75	75	75	75	75	75	75
Bambanani Mine	(%)	75	71	67	75	72	72	72	72	72	72	72
West Mine	(%)	54	75	81	81	81	81	81	81	81	81	81
Nyala Mine	(%)	0	0	75	77	76	76	76	76	76	76	76
Joel Mine	(%)	87	88	80	75	79	79	79	79	79	79	79
St. Helena Mine	(%)	0	67	80	71	78	78	78	78	78	78	78
Kudu-Sable Mine	(%)	78	83	70	71	71	71	0	0	0	0	71
Phakisa Project	(%)	0	0	0	0	0	0	83	83	83	83	83

MW	(cm)	181	173	175	170	175	171	168	165	162	158	153
Tshepong Mine	(cm)	141	136	130	132	135	135	135	134	134	134	133
Bambanani Mine	(cm)	231	213	216	215	237	231	233	225	215	211	220
West Mine	(cm)	170	178	166	146	206	206	206	206	206	206	205
Nyala Mine	(cm)	0	0	176	172	207	193	193	193	193	190	193
Joel Mine	(cm)	213	196	198	216	209	188	185	185	184	181	186
St. Helena Mine	(cm)	0	208	307	236	170	170	170	169	169	169	168
Kudu-Sable Mine	(cm)	270	230	208	237	221	223	0	0	0	0	222
Phakisa Project	(cm)	0	0	0	0	0	0	138	130	130	129	129

Development	(mpm)	3,194	3,578	3,538	4,285	3,919	4,063	4,150	4,218	4,151	4,506	3,291
Tshepong Mine	(mpm)	2,221	2,072	2,177	2,254	2,318	2,465	2,465	2,465	2,465	2,465	2,433
Bambanani Mine	(mpm)	728	695	643	1,251	520	506	545	338	88	0	221
West Mine	(mpm)	0	32	32	129	106	113	113	114	115	26	82
Nyala Mine	(mpm)	0	0	6	20	133	69	69	69	69	69	64
Joel Mine	(mpm)	242	316	361	330	411	415	413	415	411	411	410
St. Helena Mine	(mpm)	0	418	296	266	390	486	486	486	486	486	372
Kudu-Sable Mine	(mpm)	4	45	24	35	41	10	0	0	0	0	20
Phakisa Project	(mpm)	0	0	0	0	0	0	59	331	518	1,050	1,191

Operating Expenditure	(ZAR/t)	171	220	187	338	306	310	323	325	330	348	301
Tshepong Mine	(ZAR/t)	264	303	356	386	364	362	363	363	363	363	364
Bambanani Mine	(ZAR/t)	299	374	414	454	454	391	397	380	380	392	398
West Mine	(ZAR/t)	326	325	351	383	396	394	394	394	393	333	373
Nyala Mine	(ZAR/t)	0	0	512	436	569	533	533	533	533	535	532
Joel Mine	(ZAR/t)	233	256	281	301	297	293	296	296	297	298	297
St. Helena Mine	(ZAR/t)	0	360	408	545	485	468	468	469	469	469	471
Kudu-Sable Mine	(ZAR/t)	468	349	372	465	389	391	0	0	0	0	390
Phakisa Project	(ZAR/t)	0	0	0	0	0	0	1,547	409	347	335	366
Surface Sources	(ZAR/t)	9	17	18	37	21	31	32	33	34	37	29

5.3.5	LoM Plan

Table 5.2 below gives the total contribution of material sourced from the Mineral Resource and Mineral Reserve statements and other sources (vamping operations) to the LoM plan (Option ‘A’) for the Freegold Operation per operating unit. The total tonnage mined in the LoM plan is forecasted at 84.1Mt grading 5.4g/t and containing 14.6Moz of gold. Of this total some 0.5Mt grading 4.1g/t and containing 69koz of gold is sourced from vamping operations. Table 5.3a and 5.3b give the annual forecasts for the LoM plan per production unit and includes the RoM tonnage, RoM grade, development (operating and capital) and operating expenditure for Freegold Operations.

Table 5.2 Freegold Operations: LoM RoM Summary – Option ‘A’

Mining Operations	Tonnage (kt)	1 Grade (g/t)	Content (koz)	Tonnage (kt)	2 Grade (g/t)	Content (koz)	Tonnage (kt)	1+2 Grade (g/t)	Content (koz)
Tshepong Mine	26,753	6.8	5,863	65	5.2	11	26,818	6.8	5,874
Bambanani Mine	8,693	6.9	1,933	0	0.0	0	8,693	6.9	1,933
West Mine	1,650	6.0	317	33	2.4	3	1,683	5.9	319
Nyala Mine	2,448	5.2	411	123	4.1	16	2,571	5.2	427
Joel Mine	3,562	4.5	510	177	4.4	25	3,739	4.5	535
St. Helena Mine	3,744	6.0	717	113	3.4	12	3,857	5.9	729
Kudu - Sable Mine	348	5.8	65	17	4.3	2	366	5.7	67
Phakisa Project	17,691	7.6	4,330	0	0.0	0	17,691	7.6	4,330
Surface Sources	18,658	0.6	334	0	0.0	0	18,658	0.6	334

Total	83,547	5.4	14,479	528	4.1	69	84,075	5.4	14,548

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources, notably vamping operations (Table 4.17 in Section 4.10 of this CPR).

The following comments apply in respect of operating Option ‘A’ and accompany the forecasts as included herein:

•	Tshepong Mine: Mining operations are conducted at average depths of 1,925m below surface and currently extend to 66 Level. The current LoM plan includes the sub-66 Level project, which involves the sinking of a twin decline system from 66 Level to 71 Level in order to access ground to the west of current operations. Production build-up is the focal point of the latest LoM plan, following the completion of the Sub-66 Level project;

•	Bambanani Mine: Mining operations extend between 1,200m and 3,000m below surface. Access to the deeper levels is via a surface shaft and then by a sub-vertical shaft, which extends to the lowermost 107 Level. Mining conditions are considered to be difficult due to limited flexibility, distance of workings from the shaft, seismicity and high Virgin Rock Temperatures (“VRT’s”). The mine is prone to fires and measures have been enacted to prevent further occurrences. A new management team was introduced in about mid 2004 focused on a turnaround in performance with particular emphasis on the improvement of recovered grade;

•	Phakisa Project is a surface shaft with a designed mid-shaft hoisting capacity of 100ktpm. The Phakisa Project was initiated in October 1993 and shaft sinking commenced during February 1994. From calendar 1995 through calendar 1999 the project was suspended and recommenced due lack of funding. Based on an analysis of three infrastructure options, the current LoM plan assumes cessation of shaft sinking at 52m below 77 Level and then to commence access development on 69,71,73 and 75 Levels and develop a twin decline to access 77 and 79 Levels and possibly 81 Level. A mid shaft Koepe winder is planned to be installed from 54 Level to shaft bottom. Hoisted rock will be transferred by conveyor situated on 55 Level to Nyala Mine. Based on the project completion date of September 2007 SRK are of the opinion that there is a risk that the projected tonnage build up will not be achieved.

A detailed risk assessment has been completed on the conveyor belt system in the decline and on 55 Level to Nyala Mine, both of which will be situated in intake airways. The results of the assessment may impact on the capital expenditure requirements and may well affect the choice of access option currently incorporated in the LoM plan;

•	West Mine was mothballed by AngloGold during the latter half of calendar 2001, was re-commissioned in 2002. Mining operations at West are small-scale and focused on Basal Reef pillars and some mining of the Leader Reef;

•	Kudu-Sable Mine: Kudu-Sable includes two shafts which are part of what was previously known as the Matjhabeng Mine. They are both interconnected with Nyala Mine. Limited Mineral Reserves are available and mining operations are limited to remnant Basal pillars that are highly fractured. Undercutting of the shale is a problem and results in added dilution. The infrastructure is old with long travelling and tramming distances and long airways all of which have a negative impact on production. The combined production is about 3,500m2 per month with an average block value of 1,580cmgt. Opening up and equipping of the remaining mineable pillars is on-going and critical to attain the current LoM plan;

•	Nyala Mine: Nyala Mine is contiguous with Kudu-Sable Mine and with Tshepong Mine all of which are dependent on Nyala Mine for pumping of water. The Phakisa Project is also interconnected with Nyala Mine on 55 Level and it is intended that ore and waste will be transported by conveyor belt on this level from Phakisa Project for hoisting at Nyala Mine. Men are also lowered to Phakisa Project utilizing the west winder. Mining operations are currently centred on the development and extraction of the shaft pillar and the investigation, equipping and mining of remnant pillars. The shaft pillar contains about 400,000m2 and it is intended to increase monthly production up to 8,000m2pm.

Shaft steel work is currently being installed in the shaft to cater for the deformation that will occur when the pillar is extracted. Normal hoisting operations will continue during and after the pillar extraction. It is planned for the production from Phakisa Project to replace Nyala Mine production as it winds down;

•	St. Helena Mine comprises mining at St. Helena 4 Mine and St. Helena 8 Mine. These have been mined over many years and are now basically pillar mining operations. The mine has been operating on CONOPS for more than a year.

The extensive historical mining areas, accessed via kilometres of interlinked tunnels, excavations and connections between the many mines in the area led to an elevated risk of fire and an increase in illegal mining activity, and allegedly the two are linked. Management believe there to be a high number of illegal miners operating at the mine, which creates its own operational issues. Counter-measures are being given serious consideration, however due to the extensive nature of the abandoned underground workings, in which the activities are taking place and taking cognisance of a high-level of collusion, policing these illegal activities is considered to be extremely difficult; and

•	Joel Mine: Joel mine consists of two shaft complexes; the operating South Shaft complex, and the uncompleted North Shaft complex. The South Shaft complex consists of No 3 Shaft (men, material and mineral) and No 4 Shaft (ventilation and services). The two shafts go to 1,050m below collar. The main transfer level is 90 Level, with 95 Level the main loading and pumping level.

The North Shaft complex consists of only the No 1 Shaft which was sunk and lined to 1,471m below collar but not equipped. The shaft is currently on care and maintenance but is occasionally used to sling long material to 121 Level. It also serves as the second outlet for the mine. A lift shaft is in operation from 110 Level to 121 Level and is utilised for men and material and cage hoisting of development waste.

The two complexes are connected by a triple decline system spanning 4 levels. This consists of one conveyor belt decline of 1,600m length, one chairlift decline and two material declines in tandem. The levels on the declines are 98,104,110 and 117 Level of which the bottom two are connected to No 1 Shaft.

The main emphasis in the past year has been to open up reserves from 121 Level using the lift shaft to cage hoist to 110 Level. Once the raises are holed the ore will be pulled by winch up dip to 117 Level for transfer to the belt decline; Conventional brest mining is practised at Joel Mine; and

•	Surface Sources: SRK notes the significant fluctuations forecasted in respect of surface sources and given the current low ZAR gold price, consider that some form of rationalisation is required, which may include a focus on the higher grade sources in respect of any revised schedules.

Table 5.3a Freegold Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	84,075	3,121	6,253	5,845	5,848	5,840	5,831	5,815	5,340	5,280	5,280	5,280	5,280	5,280	4,450	2,791	1,077
Tshepong Mine	(kt	)	26,818	887	1,885	1,885	1,884	1,884	1,884	1,884	1,884	1,884	1,885	1,884	1,828	1,774	1,774	1,714	0
Bambanani Mine	(kt	)	8,693	533	1,292	1,196	1,227	1,217	1,194	1,000	753	281	0	0	0	0	0	0	0
West Mine	(kt	)	1,683	121	258	258	260	263	263	259	0	0	0	0	0	0	0	0	0
Nyala Mine	(kt	)	2,571	173	322	322	322	322	316	316	316	162	0	0	0	0	0	0	0
Joel Mine	(kt	)	3,739	318	580	566	568	560	551	536	60	0	0	0	0	0	0	0	0
St. Helena Mine	(kt	)	3,857	155	387	387	384	384	384	384	384	384	213	207	207	0	0	0	0
Kudu-Sable	(kt	)	366	145	220	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Phakisa Project	(kt	)	17,691	0	0	47	245	382	772	1,078	1,079	1,079	1,078	1,078	1,078	1,078	1,077	1,077	1,077
Surface Sources	(kt	)	18,658	788	1,310	1,187	958	829	467	358	863	1,490	2,104	2,110	2,167	2,429	1,599	0	0

Grade	(g/t	)	5.4	5.1	5.3	5.2	5.4	5.6	6.0	6.2	5.8	5.0	4.4	4.4	4.4	4.0	4.7	6.9	7.6
Tshepong Mine	(g/t	)	6.8	8.2	7.6	7.1	7.0	6.6	6.6	6.5	6.7	6.6	6.8	6.7	6.8	6.6	6.6	6.5	0.0
Bambanani Mine	(g/t	)	6.9	6.5	6.6	6.6	6.8	7.1	7.2	7.3	7.1	7.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
West Mine	(g/t	)	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Nyala Mine	(g/t	)	5.2	4.8	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Joel Mine	(g/t	)	4.5	4.4	4.5	4.5	4.5	4.5	4.5	4.5	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
St. Helena Mine	(g/t	)	5.9	5.8	5.8	5.8	5.9	5.9	5.9	5.9	5.9	5.9	6.0	6.1	6.1	0.0	0.0	0.0	0.0
Kudu-Sable	(g/t	)	5.7	5.5	5.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Phakisa Project	(g/t	)	7.6	0.0	0.0	7.1	7.6	7.6	7.6	7.6	7.6	7.6	7.6	7.6	7.6	7.6	7.6	7.6	7.6
Surface Sources	(g/t	)	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.0	0.0

Development	(m	)	812,533	23,515	48,758	49,798	50,614	49,814	54,073	58,633	53,958	53,022	49,496	47,191	47,100	46,972	46,983	41,954	17,609
Tshepong Mine	(m	)	422,311	13,911	29,583	29,583	29,583	29,583	29,583	29,583	29,583	29,583	29,583	29,583	29,491	29,363	29,374	24,346	0
Bambanani Mine	(m	)	20,851	3,118	6,076	6,545	4,059	1,053	0	0	0	0	0	0	0	0	0	0	0
West Mine	(m	)	6,389	638	1,350	1,350	1,365	1,380	307	0	0	0	0	0	0	0	0	0	0
Nyala Mine	(m	)	6,117	799	822	822	822	822	823	823	383	0	0	0	0	0	0	0	0
Joel Mine	(m	)	32,566	2,464	4,976	4,953	4,976	4,928	4,928	4,788	553	0	0	0	0	0	0	0	0
St. Helena Mine	(m	)	51,292	2,339	5,831	5,831	5,831	5,831	5,831	5,831	5,831	5,831	2,304	0	0	0	0	0	0
Kudu-Sable	(m	)	368	248	120	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Phakisa Project	(m	)	272,639	0	0	713	3,978	6,217	12,601	17,609	17,609	17,609	17,609	17,609	17,609	17,609	17,609	17,609	17,609

Operating Expenditure	(ZAR/t	)	301	306	310	323	325	330	348	356	332	283	235	232	230	212	246	366	372
Tshepong Mine	(ZAR/t	)	364	364	362	363	363	363	363	363	363	363	363	363	366	373	373	365	0
Bambanani Mine	(ZAR/t	)	398	454	391	397	380	380	392	402	421	421	0	0	0	0	0	0	0
West Mine	(ZAR/t	)	373	396	394	394	394	393	333	322	0	0	0	0	0	0	0	0	0
Nyala Mine	(ZAR/t	)	532	569	533	533	533	533	535	535	513	503	0	0	0	0	0	0	0
Joel Mine	(ZAR/t	)	297	297	293	296	296	297	298	299	301	0	0	0	0	0	0	0	0
St. Helena Mine	(ZAR/t	)	471	485	468	468	469	469	469	469	469	469	518	458	458	0	0	0	0
Kudu-Sable	(ZAR/t	)	390	389	391	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Phakisa Project	(ZAR/t	)	366	0	0	1,547	409	347	335	352	356	357	359	361	362	364	367	369	372
Surface Sources	(ZAR/t	)	29	21	31	32	33	34	37	38	34	30	28	28	28	28	24	0	0

Table 5.3b Freegold Operations: LoM mining statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	1,077	1,077	1,077	1,077	1,077	79
Tshepong Mine	(kt	)	0	0	0	0	0	0
Bambanani Mine	(kt	)	0	0	0	0	0	0
West Mine	(kt	)	0	0	0	0	0	0
Nyala Mine	(kt	)	0	0	0	0	0	0
Joel Mine	(kt	)	0	0	0	0	0	0
St. Helena Mine	(kt	)	0	0	0	0	0	0
Kudu-Sable	(kt	)	0	0	0	0	0	0
Phakisa Project	(kt	)	1,077	1,077	1,077	1,077	1,077	79
Surface Sources	(kt	)	0	0	0	0	0	0

Grade	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7
Tshepong Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Bambanani Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
West Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Nyala Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Joel Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
St. Helena Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Kudu-Sable	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Phakisa Project	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7
Surface Sources	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0

Development	(m	)	17,609	17,609	17,609	17,609	2,609	0
Tshepong Mine	(m	)	0	0	0	0	0	0
Bambanani Mine	(m	)	0	0	0	0	0	0
West Mine	(m	)	0	0	0	0	0	0
Nyala Mine	(m	)	0	0	0	0	0	0
Joel Mine	(m	)	0	0	0	0	0	0
St. Helena Mine	(m	)	0	0	0	0	0	0
Kudu-Sable	(m	)	0	0	0	0	0	0
Phakisa Project	(m	)	17,609	17,609	17,609	17,609	2,609	0

Operating Expenditure	(ZAR/t	)	375	385	389	390	303	298
Tshepong Mine	(ZAR/t	)	0	0	0	0	0	0
Bambanani Mine	(ZAR/t	)	0	0	0	0	0	0
West Mine	(ZAR/t	)	0	0	0	0	0	0
Nyala Mine	(ZAR/t	)	0	0	0	0	0	0
Joel Mine	(ZAR/t	)	0	0	0	0	0	0
St. Helena Mine	(ZAR/t	)	0	0	0	0	0	0
Kudu-Sable	(ZAR/t	)	0	0	0	0	0	0
Phakisa Project	(ZAR/t	)	375	385	389	390	303	298
Surface Sources	(ZAR/t	)	0	0	0	0	0	0

5.4	West Wits Operations

Mining operations at West Wits Operations comprise a complex of five mature mines: Elandsrand Mine, Cooke 1 Mine, Cooke 2 Mine, Cooke 3 Mine and Doornkop Mine. In addition the surface mining operations exploit various surface sources including WRDs and slimes dams. Underground operations at the Deelkraal Mine and Cooke 4 Mine have ceased. The individual production units range in planned operational life up to 21 years.

Underground production is mainly sourced from shallow dipping tabular narrow orebodies, including the Elsburg Reef, Upper Elsburg Reef, VCR and Kimberley Reef. Mining operations at Elandsrand Mine focus on extraction of VCR, the Cooke Mines mine principally on the Elsburg and Upper Elsburg Reefs and the Doornkop Mine on the Kimberley Reef and South Reef.

5.4.1	Mine Access and Mining Method

Access to the reef horizons including men, material and rock is from surface shafts. Access for rock hoisting and the provision of ventilation, services, men and materials are provided through each of the surface shafts. Underground waste is generally separated from the ore, although waste development in the remnant mining areas is relatively low.

Mining operations at the Elandsrand Mine have been conducted at depths between 1,600m and 2,800m below surface with future production planned at some 3,300m below surface. At the Cooke Mines and Doornkop Mine, mining has historically been conducted between some 600m and 1,260m below surface. Mining is undertaken at West Wits Operations both in virgin areas and through the extraction of various remnants and pillars.

Mining operations at West Wits Operations are conducted principally by conventional narrow stoping methods with tracked haulages. A semi-trackless mining method is practiced at Cooke 3 Mine, which accounts for only some 10% of the production at this operation. The method combines conventional stoping with LHD and truck cleaning on reef drives as opposed to tracked haulages. It is reported that the method is being phased out for cost reasons. A trackless and semi-trackless mining method is practiced at Doornkop Mine which in total accounts for some 40% of the mine’s current production. Stope production is supplemented by vamping of old gold and contractors are typically employed for this and for other non-core activities, such as the installation of permanent support.

A number of projects exist to extend mining life and/or lower the cost of production at the various mines and include: the SSDP at Elandsrand; and the SRP at Doornkop Mine. The SRP at Doornkop Mine involves the deepening of the main shaft from 132 Level to 205 Level (production levels); this following the completion of a raisebored hole for ventilation parallel to the sub-vertical shaft and the re-equipping of the sub-vertical shaft. Reef development is currently underway and it is anticipated that the shaft will be fully commissioned by 2006 with full production reached 3 years later in 2009.

A number of surface sources exist at the West Wits Operations in the form of WRDs and slimes dams. Production from surface sources typically accounts for a third of the total rock currently processed and contributes 5% of the total gold produced. The Doornkop Plant is dedicated to processing the surface sources and certain waste development from the underground operations at West Wits Operations. Ore is transported in a number of ways to one of the two process plants dedicated for ore treatment: Elandsrand Plant and Cooke Plant.

5.4.2	Mine Ventilation

Mine ventilation systems at West Wits Operations are well established and have been extensively planned and operated in the past. Due to the low tonnages the ventilation infrastructure is considered adequate, however the depth at a number of the shafts and the scattered nature of the remnant mining activities requires that ventilation and refrigeration management remains a critical activity.

5.4.3	Geotechnics

Geotechnical input at the West Wits Operations is typical of mining environments in the West Wits Goldfield, where mining depths range from shallow-intermediate (Cooke Mines) to deep (Elandsrand Mine). Elandsrand Mine is classed as a seismically active operation with seismic monitoring systems installed and activity is generally located in the vicinity of mature sequential grid panels, remnant operations and/or geological features. A further key issue has been the historical spalling of orepasses at Elandsrand Mine which has impacted both on production and introduced additional unplanned dilution. The following presents the key geotechnical issues at West Wits Operations:

•	Elandsrand Mine: Seismicity and rock mechanics aspects are of a particular concern at Elandsrand Mine due principally to the greater depth of mining. Mining at Elandsrand Mine is being conducted on a sequential grid basis, which has successfully improved regional stability. Current stope support consists of pre-stressed elongated timber props and stope backfill. It is however planned to redirect backfilling operations to areas where needed most, including the SSDP area (below 100Level). The width of stabilising pillars for future mining is based on the assumption that all stopes will be backfilled.

The sequential grid mining layout, that was implemented several years ago, has been used successfully to improve regional stability and reduce seismicity. It has limited stope spans and clamped major geological structures. Stope spans of approximately 180m, with a maximum of 200m and 30m wide dip pillars are being used. As higher grade areas are being mined first, unpay areas serve as additional regional support to the pillars. Strategies are in place to address risks associated with deep level mining.

Below 102 Level, the pillars will be increased to 35m and the spans limited to 190m, while backfilling will continue to ensure adequate stability of the workings.

All crosscuts and footwall development, which could be affected by high pillar stresses, are also cable anchored, meshed and laced. The shaft pillar is situated in a low grade area and is unlikely to be considered for extraction during the life of the mine. Preconditioning has been implemented and it is believed that this will reduce the damage caused by some minor seismic events and improve hangingwall conditions.

Most of the sequential grid panels are at a mature stage. Therefore, the level of seismicity associated with stoping in these areas is likely to increase in future. All rock engineering design work is carried out on mine. Design reviews are carried out on a quarterly basis by the principal engineers, when all seismic and design issues are addressed.

All major service excavations are audited twice a year. Apart from a few shaft ore passes, which have to be rehabilitated, no major stability problems have been encountered or are anticipated for the future.

Seismic activity at Elandsrand mine is being monitored using 18 geophones. Daily seismic indicators have been used to manage seismicity at the mine and the occurrence of large seismic events has reduced significantly over the last few years. Seismic activity could however increase with increase in depth of mining;

•	Cooke 1 Mine: Conventional and mechanised mining methods are being used to extract virgin areas and pillars. Depth of mining varies between 600m and 800m below surface. Panel stability is provided by a crush pillar system of between 20m and 30m apart. Unpay areas are identified and lay-outs completed based on the position of these. The unpay pillars will provide regional stability however it is intended to investigate extraction of some of these pillars. This could have a negative effect on the stability of the water bearing dolomites above.

Strain bursting incidents occur on a regular basis and are a concern. This could be symptomatic of inadequate regional stability. Preconditioning and rock bolting up to the face have been implemented in order to alleviate the problem.

The shaft pillar, with the exception of satellite pillars, has been mined out completely. The measured closure in the shaft as a result of the shaft pillar extraction is significantly more than anticipated. Groundwater inflow has a negative effect on the shaft steelwork in the shaft; and

•	Cooke 2 Mine and Cooke 3 Mine: At Cooke 3 Mine conventional mining is the dominant method and panel spans are relatively small (8m to 15m) crush pillars are left between panels. Isolated strain bursting problems have been reported in areas where basic mining principles have not been adhered to. Two problem areas have been identified namely the 106 Level development and the 128W development where small middlings between the haulages and the pillars are causing stability problems. These problems are being addressed.

At Cooke 2 Mine, further mining of the 20m pillar left along the sub-outcrop with the Black Reef is being considered. The dyke bracket pillar between Cooke 1 Mine and Cooke 2 Mine is also being mined. Due to the short term planning approach, limited attention is given to regional stability requirements. This has been addressed, as the regional stability has been reassessed and areas that cannot be mined have been highlighted.

5.4.4	Historical and medium term forecast mining statistics

Table 5.4 presents the historical and medium term forecast mining statistics for the West Wits Operations. The salient features for the West Wits Operations are:

RoM Tonnage: A slight increase in RoM tonnage which was largely impacted by the increased treatment of surface sources which offset the significant reduction in underground tonnage at Elandsrand Mine, Cooke 1 Mine, Cooke 2 Mine and Cooke 3 Mine. Based on 2005(H1) results reversing this historical trend are dependent upon addressing the production issues at Elandsrand Mine, timely completion of the SSDP at Elandsrand Mine and the SRP at Doornkop Mine and achieving planned tonnages at Cooke 3 Mine. Should the situation at Elandsrand Mine not improve as projected in the LoM plan, then this would have a significant impact on the Equity Value of West Wits Operations;

RoM Grade: A decrease in RoM grade from fiscal 2002 through fiscal 2004, which was influence by the increased contribution of lower grade surface sources and the reduction in MCF at Elandsrand Mine. Tin 2005(H1) this decline continued but was offset, although to a lesser degree, by improved mining grades at Cooke 3 Mine despite lower MCF. The projected increase in LoM grades is partly a function of: the reducing influence of surface sources; the projected increase in MCF at Elandsrand Mine as the contribution to RoM tonnage form the SSDP is increased to the longer term target of 83%; and the planned contribution of mining higher grade South Reef at Doornkop Mine as the SRP attains full production;

MCF: A decrease in fiscal 2002 through fiscal 2005(H1) due to worsening mining efficiencies at all mining operations. Whilst this was impacted by ore-pass spalling at Elandsrand Mine and the mining of certain carbon reefs at the Cooke Mines, the LoM plan assumes that this trend is reversed and that the 18-month average projected by SRK is achieved and maintained. Notably, the projected improvements at Elandsrand Mine are crucial to reverse this situation, should this not materialise then the impact on West Wits Operations will be significant. Notwithstanding this comment, the SRP has been planned with a MCF of 75%, which for a new operation could be considered conservative, and therefore present some potential upside;

MW: An increase in MW of some 21cm from fiscal 2002 through fiscal 2005(H1), which has been influenced by mining of higher stoping width at Elandsrand Mine, Cooke 1 Mine, Cooke 2 Mine and Doornkop Mine in addition to unplanned dilution due to the ore-pass spalling at Elandsrand Mine. Other than for variations due to varying contributions from individual reef horizons and development tonnage, no further improvements are projected;

Development: A relatively constant overall development rate has been achieved from fiscal 2002 to fiscal 2004 with the notable decrease at Cooke 1 Mine offset by increased rates at Cooke 2 Mine. Development rates at Elandsrand Mine are however some 25% less than planned and accordingly unless addressed this will lead to continued production shortfalls at Elandsrand Mine. Similarly at Doornkop Mine development during 2005(H1) was less than planned and unless reversed and increased in accordance with the projections of the Feasibility Study, then the projected completion of the SRP may be delayed; and

Operating Expenditure: Considering the impact of the increasing contribution of tonnage from the lower-cost per tonne milled of surface sources, it is apparent that unit costs for the underground operations have increased at a higher rate than inflation, notably Elandsrand Mine. This has in part been contributed by the reducing tonnage profiles and the increased impact of fixed components. Performance in fiscal 2005(H1) has been significantly worse than anticipated, and as previously stated SRK has used fiscal 2004 as the base for LoM forecasts. Should the results of fiscal 2005(H2) be established as the more applicable base for future projections then the forecasts as included herein will be negatively impacted by some 10% specifically at Elandsrand Mine.

A further cost item included in the LoM plans are those costs associated with on-going pumping requirements at Cooke 4 Mine and Deelkraal Mine. In respect of Cooke 4 Mine and assuming that the current arrangement between the PDWAJV continues then the annual cost incurred for the continuation of mining operations at the Cooke Mines is ZAR1.6m per annum. In respect of Deelkraal Mine the annual cost incurred for the continuation of mining operations at Elandsrand Mine is ZAR6.0m per annum. An assumption in the FMs is that these costs, whilst incurred have been distributed amongst all operating shafts in West Wits Operations. Further, SRK notes that these cost items are reflected in historical costs reported at the Tax Entity Level (Section 2.0) but are not allocated to specific production units in the on-mine historical reporting statistics.

Table 5.4 West Wits Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm	)	463	469	473	459	460	489	525	540	571	499	292
Elandsrand Mine	(ktpm	)	123	99	95	78	95	110	122	133	143	153	116
Cooke 1 Mine	(ktpm	)	60	51	43	39	37	40	42	42	43	0	41
Cooke 2 Mine	(ktpm	)	40	44	45	26	31	32	30	31	31	30	31
Cooke 3 Mine	(ktpm	)	71	70	66	53	70	68	65	60	61	61	62
Doornkop Mine	(ktpm	)	41	37	41	38	44	56	82	90	127	130	96
Surface Sources(1)	(ktpm	)	127	167	184	224	183	183	183	183	167	125	147

Grade	(g/t	)	4.6	3.8	3.4	3.0	4.0	4.2	4.6	4.8	5.1	5.6	6.2
Elandsrand Mine	(g/t	)	6.9	6.3	6.2	5.7	7.9	8.1	8.3	8.6	8.9	9.0	8.8
Cooke 1 Mine	(g/t	)	6.1	5.5	5.8	5.5	6.0	5.8	5.3	5.0	5.0	0.0	5.3
Cooke 2 Mine	(g/t	)	5.7	5.0	4.1	4.6	4.4	4.8	5.2	5.1	5.3	4.8	5.0
Cooke 3 Mine	(g/t	)	6.0	4.7	4.5	5.9	5.4	5.5	5.5	5.6	5.5	5.5	5.6
Doornkop Mine	(g/t	)	3.0	4.2	3.9	3.9	4.7	4.7	6.3	6.8	6.7	6.6	6.4
Surface Sources(1)	(g/t	)	0.7	0.6	0.3	0.4	0.5	0.5	0.5	0.5	0.5	0.5	0.5

MCF	(%	)	80	74	72	64	70	71	72	74	75	77	79
Elandsrand Mine	(%	)	85	87	79	69	76	78	80	83	85	86	85
Cooke 1 Mine	(%	)	79	84	84	69	79	79	79	79	79	0	79
Cooke 2 Mine	(%	)	79	63	55	60	56	56	56	56	56	56	56
Cooke 3 Mine	(%	)	85	64	68	65	67	67	67	67	67	67	67
Doornkop Mine	(%	)	92	89	83	82	83	80	75	75	75	75	75

MW	(cm	)	192	205	212	213	222	215	183	175	170	167	175
Elandsrand Mine	(cm	)	157	166	168	169	167	166	165	165	164	164	164
Cooke 1 Mine	(cm	)	198	214	220	228	216	219	224	220	213	0	219
Cooke 2 Mine	(cm	)	203	243	216	222	259	243	233	239	237	230	237
Cooke 3 Mine	(cm	)	206	212	236	235	258	251	239	224	226	226	228
Doornkop Mine	(cm	)	328	298	350	301	350	301	146	135	136	140	145

Development	(mpm	)	4,055	4,181	4,045	3,350	3,953	3,989	4,479	4,042	4,295	3,872	2,304
Elandsrand Mine	(mpm	)	1,410	1,070	1,043	785	1,120	1,120	1,120	1,120	1,120	1,120	938
Cooke 1 Mine	(mpm	)	436	453	349	328	468	468	500	317	100	0	360
Cooke 2 Mine	(mpm	)	698	844	877	758	655	655	655	655	655	332	556
Cooke 3 Mine	(mpm	)	1,219	1,395	1,352	1,137	1,150	1,151	1,151	1,151	1,151	1,151	1,022
Doornkop Mine	(mpm	)	292	419	424	343	560	595	1,053	800	1,269	1,269	794

Operating Expenditure	(ZAR/t	)	198	199	216	221	242	243	243	240	250	261	304
Elandsrand Mine	(ZAR/t	)	344	408	438	537	480	471	450	449	442	427	449
Cooke 1 Mine	(ZAR/t	)	202	238	302	350	341	334	328	311	290	0	318
Cooke 2 Mine	(ZAR/t	)	222	214	262	363	346	338	342	340	340	296	329
Cooke 3 Mine	(ZAR/t	)	240	256	295	350	342	316	292	298	297	297	293
Doornkop Mine	(ZAR/t	)	176	203	223	267	286	276	291	250	262	261	269

5.4.5	LoM Plan

Table 5.5 below gives the total contribution of material sourced from the Mineral Resource and Mineral Reserve statements and other sources (vamping operations) to the LoM plan (Option ‘A’) for the West Wits Operations per operating unit. The total tonnage mines is forecasted at 74.2Mt grading 6.2g/t and containing 14.8Moz of gold. Of this total some 2.9Mt grading 5.5g/t and containing 0.5Moz of gold is sourced from vamping operations. Table 5.6a and 5.6b give the annual forecasts for the LoM plan per production unit and includes RoM tonnage, RoM grade, development (operating and capital) and operating expenditure for West Wits Operations.

Table 5.5 West Wits Operations: LoM RoM Summary – Option ‘A’

	1			2			1+2
Mining Operations	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Elandsrand Mine	29,446	8.9	8,449	1,201	6.9	265	30,646	8.8	8,714
Cooke 1 Mine	2,223	5.4	388	140	3.7	17	2,363	5.3	405
Cooke 2 Mine	2,175	5.8	405	579	1.8	34	2,754	5.0	439
Cooke 3 Mine	7,662	5.4	1,342	932	6.5	194	8,593	5.6	1,536
Doornkop Mine	19,490	6.4	4,017	46	3.6	5	19,537	6.4	4,023
Surface Sources	13,200	0.5	215	0	0.0	0	13,200	0.5	215

Total	74,196	6.2	14,816	2,898	5.5	515	77,094	6.2	15,331

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources, notably vamping operations (Table 4.17 in Section 4.10 of this CPR).

Table 5.6a West Wits Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	77,094	2,902	6,178	6,577	6,761	7,145	6,247	5,454	5,265	4,312	4,340	4,134	3,489	3,123	2,370	1,948	1,749
Elandsrand Mine	(kt	)	30,646	593	1,372	1,518	1,660	1,786	1,912	1,912	1,912	1,912	1,912	1,912	1,912	1,912	1,636	1,361	1,176
Cooke 1 Mine	(kt	)	2,363	235	505	542	533	549	0	0	0	0	0	0	0	0	0	0	0
Cooke 2 Mine	(kt	)	2,754	228	482	462	474	469	456	184	0	0	0	0	0	0	0	0	0
Cooke 3 Mine	(kt	)	8,593	468	912	868	813	819	819	819	819	819	819	620	0	0	0	0	0
Doornkop Mine	(kt	)	19,537	278	707	987	1,082	1,523	1,560	1,539	1,534	1,581	1,609	1,601	1,576	1,211	734	587	573
Surface Sources	(kt	)	13,200	1,100	2,200	2,200	2,200	2,000	1,500	1,000	1,000	0	0	0	0	0	0	0	0

Grade	(g/t	)	6.2	4.0	4.2	4.6	4.8	5.1	5.6	6.1	6.2	7.4	7.4	7.5	7.8	7.9	8.1	8.1	8.1
Elandsrand Mine	(g/t	)	8.8	7.9	8.1	8.3	8.6	8.9	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	8.9	8.9	8.9
Cooke 1 Mine	(g/t	)	5.3	6.0	5.8	5.3	5.0	5.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 2 Mine	(g/t	)	5.0	4.4	4.8	5.2	5.1	5.3	4.8	4.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 3 Mine	(g/t	)	5.6	5.4	5.5	5.5	5.6	5.5	5.5	5.5	5.5	5.5	5.5	6.1	0.0	0.0	0.0	0.0	0.0
Doornkop Mine	(g/t	)	6.4	4.7	4.7	6.3	6.8	6.7	6.6	6.7	6.7	6.5	6.4	6.4	6.4	6.3	6.3	6.3	6.4
Surface Sources	(g/t	)	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Development	(m	)	584,557	23,719	47,872	53,747	48,509	51,539	46,459	45,710	44,890	44,704	38,292	26,118	21,167	17,364	16,071	14,947	13,690
Elandsrand Mine	(m	)	238,080	6,720	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440	13,440
Cooke 1 Mine	(m	)	19,424	2,808	5,616	6,000	3,800	1,200	0	0	0	0	0	0	0	0	0	0	0
Cooke 2 Mine	(m	)	39,361	3,931	7,862	7,862	7,862	7,862	3,982	0	0	0	0	0	0	0	0	0	0
Cooke 3 Mine	(m	)	125,779	6,900	13,810	13,810	13,810	13,810	13,810	13,810	13,810	13,810	8,400	0	0	0	0	0	0
Doornkop Mine	(m	)	161,913	3,360	7,144	12,636	9,597	15,228	15,228	18,461	17,641	17,454	16,452	12,678	7,727	3,924	2,631	1,507	250

Operating Expenditure	(ZAR/t	)	304	242	243	243	240	250	261	276	275	334	334	353	373	397	422	411	415
Elandsrand Mine	(ZAR/t	)	449	480	471	450	449	442	427	410	410	410	427	470	470	470	466	461	475
Cooke 1 Mine	(ZAR/t	)	318	341	334	328	311	290	0	0	0	0	0	0	0	0	0	0	0
Cooke 2 Mine	(ZAR/t	)	329	346	338	342	340	340	296	280	0	0	0	0	0	0	0	0	0
Cooke 3 Mine	(ZAR/t	)	293	342	316	292	298	297	297	297	297	297	259	235	0	0	0	0	0
Doornkop Mine	(ZAR/t	)	269	286	276	291	250	262	261	263	263	262	262	260	256	281	322	294	291
Surface Sources	(ZAR/t	)	18	17	17	17	17	19	19	19	19	0	0	0	0	0	0	0	0

Table 5.6b West Wits Operations: LoM mining statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	1,701	1,247	793	623	447	288
Elandsrand Mine	(kt	)	1,132	962	793	623	447	288
Cooke 1 Mine	(kt	)	0	0	0	0	0	0
Cooke 2 Mine	(kt	)	0	0	0	0	0	0
Cooke 3 Mine	(kt	)	0	0	0	0	0	0
Doornkop Mine	(kt	)	569	285	0	0	0	0
Surface Sources	(kt	)	0	0	0	0	0	0

Grade	(g/t	)	8.1	8.4	9.0	9.0	9.1	9.1
Elandsrand Mine	(g/t	)	8.9	8.9	9.0	9.0	9.1	9.1
Cooke 1 Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 2 Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 3 Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Doornkop Mine	(g/t	)	6.4	6.4	0.0	0.0	0.0	0.0
Surface Sources	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0

Development	(m	)	11,040	8,640	6,240	3,840	0	0
Elandsrand Mine	(m	)	11,040	8,640	6,240	3,840	0	0
Cooke 1 Mine	(m	)	0	0	0	0	0	0
Cooke 2 Mine	(m	)	0	0	0	0	0	0
Cooke 3 Mine	(m	)	0	0	0	0	0	0
Doornkop Mine	(m	)	0	0	0	0	0	0

Operating Expenditure	(ZAR/t	)	406	412	468	470	451	451
Elandsrand Mine	(ZAR/t	)	464	465	468	470	451	451
Cooke 1 Mine	(ZAR/t	)	0	0	0	0	0	0
Cooke 2 Mine	(ZAR/t	)	0	0	0	0	0	0
Cooke 3 Mine	(ZAR/t	)	0	0	0	0	0	0
Doornkop Mine	(ZAR/t	)	290	232	0	0	0	0
Surface Sources	(ZAR/t	)	0	0	0	0	0	0

5.5	Target Operations

Mining Operations at Target Operations include a single underground mine which was constructed as an extension to Loraine Gold Mine and uses the No. 1 Shaft as access. The mine has developed decline systems of this shaft running some 5km to 6km to access the Elsburg Reef mining areas. The mine is essentially a trackless bulk mining operation though some conventional labour intensive methods are also practiced. The planned operational life is 22 years.

5.5.1	Mine Access and Mining Method

The No.1 Shaft is used for the transport of men, material and rock to and from surface to the 203 Level from where a single decline equipped with a conveyor belt connects to the 255 Level some 2,050m below surface. The decline splits at 255 Level into a conveyor decline and a vehicle decline, descending to the extent of development currently at the 282L, some 2,300m below surface.

Two jaw crushers (operating at a throughput of 310tph) are located at the base of the declines directly beneath surge orepasses with approximately 4hrs production capacity. The conveyor system comprises six conveyors of various lengths over a distance of some 6km. The conveyor system is designed to operate at 2.5m/s to enable man riding on the 900mm wide belts. The design throughput of the system is 225tph. At an average hoisting time of 20hr/day the shaft capacity equates to 4,300tpd equivalent to some 125ktpm. This is sufficient capacity to hoist the planned 105ktpm currently included in the LoM.

There are no dedicated facilities to separate ore and waste in terms of storage before the conveyor system, and if required one of the two main ore passes together with a crusher would need to be dedicated to effect separate waste transportation and hoisting. Operationally the existing facilities make waste separation impractical and therefore waste, that is not backfilled, is hoisted as dilution to ore.

Alternative access to surface, in the event of an emergency, is via the No.1C Sub-vertical Shaft on the 255 Level to the No.2 Shaft on the 208 Level located some 3km from No.1 Shaft. Access to the 255 Level from the workings is via the conveyor decline and vehicle decline.

Materials and equipment are transported from the station on 203 Level to the underground working by an overhead mono-rail system that principally uses an electric drive unit and a diesel back-up. Utility vehicles are used to transfer material and equipment from the mono-rail station. The main declines are in intake air and provide services, such as water, power, backfill and also house pump columns. Due to the limited need for compressed air there is no compressed air reticulation network in the mine and small compressor units are used where necessary. Communication is via a telephone network and radio communication via a leaky feeder system.

Production and support activities for the underground operations are coordinated from a central, surface based, operations room, which is also responsible for emergency procedures. The control room is also used to monitor, operate and control the major infrastructure such as the conveyor system, pump stations and refrigeration units.

The Target orebody is relatively complex comprising of a number of reefs of varying widths, grades and inclinations stacked above one another and separated by layers of quartzite. The LoM planning process is therefore critically dependent on geological input, specifically in terms of structure, geometry and distribution of reef packages and gold content. The main orebody comprises the Eldorado Fan, the Interfan and the Zuurbron Fan systems that strike north-south.

The Elsburg Formation sub-crops against the Dreyerskuil Formation and the lowest reef in this group, the DKIA, is exploited by narrow reef mining (“NRM”). The mining of the Dreyerskuil leads to over-stoping of the Elsburg Formation and the de-stressing of the ground to accommodate the long-hole open stoping and drift and fill stoping methods that are employed.

Production drilling in the open stopes is undertaken with Tamrock Solo rigs that drill 64mm or 76mm diameter holes of up to 30m in length. The principal blasting agent is ammonium nitrate and fuel oil (“ANFO”) delivered by a mobile charging vehicle. Emulsion is also used where necessary. The ore is loaded and transported by LHDs into ore passes located in the main crosscut pillar of Block 1. Tramming distances for Block 1 are typically less than 150m and, as operations advance away from primary infrastructure, trucks will be introduced to tram ore from the further blocks back to these ore passes.

NRM is undertaken by conventional methods using short-hole hand held hydro-power driven rock drills for blast-hole drilling and scraper winches for cleaning; support is by the use of mine poles, elongates and packs. NRM is preferred on the narrow DKIA reef located at the base of the Dreyerskuil Formation and at the subcrop to the Elsburg Formation. The DKIA occurs on an anticline where the dips range between 0° along the anticline axis and 20° on the east and west limb.

All level development is undertaken by trackless methods using electro-hydraulic drill rigs, LHDs, mechanised roof bolting machines and explosive charging vehicles. Dump trucks are used for cleaning more distant development ends to the ore passes or old stopes. All access and stope drives are excavated 4.5m by 4.5m to accommodate mechanised vehicles and the designed ventilation volumes. Development advance is typically 4m per round. Sundry development includes slot raises, ventilation passes and rock passes and is generally undertaken by contractors.

5.5.2	Mine Ventilation

The ventilation design at Target Mine is based on an objective to achieve:

•	An average wet bulb temperature of 25.5°C;

•	A maximum wet bulb temperature of 27.5°C; and

•	A reduced presence of pollutants from diesel fumes to comply with the requirements of the Minerals Act. The original design was to limit total diesel equipment to some 3.6MW.

The mean summer wet bulb and dry bulb temperature is 17°C and 27°C respectively whilst the virgin rock temperature at the underground workings is some 51°C.

Main intake ventilation is via the conveyor and vehicle declines, of 21m2 and 15m2 cross-section areas respectively. The return airway to surface is via No.5 Shaft that is connected to the return airway decline (27m2 cross-sectional area) by both new and old raisebored holes together with airflow directed through old workings. The ventilation infrastructure limits the primary ventilation capacity to 250m3/sec.

Mine cooling is required and effected by primary bulk coolers, located on 255L adjacent to the refrigeration plant and to a lesser extent by secondary coolers, tertiary coolers and the use of chilled service water closer to the underground workings. The planned capacity of the refrigeration system is some 28MW compared to an original design of 24MW. The refrigeration capacity comprises five 3MW units and three 4.5MW units with a ninth unit for maintenance and servicing requirements.

The main fans are located at the head of No.5 Shaft and are assisted by a number of underground booster fans located at 208 Level and 255 Level. Secondary ventilation is effected through various fans, ventilation ducting, ventilation passes, regulators and controls principally on a force-exhaust basis.

As ventilation is limited it has to be managed carefully in order to achieve production targets. Of particular concern is return ventilation which is partly routed through old workings. This is a risk to the mine as access is not possible to these areas.Should there be any deterioration in the stability of these excavations the return ventilation route would be put at risk.

5.5.3	Geotechnics

Geotechnical design and planning is generally of a high standard. All support strategies are of a high standard and subjected to regular and strict quality control. Seismicity is continuously being monitored, but is not considered as a critical factor at this stage. The following presents the key geotechnical issues at Target Operations:

•	Maintaining the stability of the block previously mined out under virgin stress conditions, using massive mining techniques;

•	Re-emphasising the long-term planning focus specifically on the destressing of the massive stopes prior to mining; and

•	Monitoring the level of seismicity which is likely to increase with the increase in mining spans. This could have a negative effect on the stability of large open stopes and stopes being supported by backfill.

5.5.4	Historical Mining Performance

Table 5.7 below presents the historical and medium term forecast mining statistics for the Target Operations. The salient features for Target Operations are:

•	RoM Tonnage: An increase in RoM tonnage in accordance with the planned production build-up from fiscal 2003 through fiscal 2005(H1). Full production is planned to be achieved during fiscal 2005, thereafter remaining constant for the majority of the LoM plan;

•	RoM Grade: An increase in RoM grade from fiscal 2002 through fiscal 2004 as mining progresses through the higher grade sections in the immediate vicinity of the sub-crop. This has also been impacted by the higher than planned MCF which is planed to reduce as mining depletes the area in the vicinity of the sub-crop and the increased contribution of NRM in the latter part of the LoM palm;

•	MCF: The LoM MCF has been planned at 92% which is lower than the 107% currently reflected in the 18-month weighted average. SRK considers these prudent due to increased future contribution of the NRM rather than the open stopes. In the massive open stopes that are mining multiple reefs, overbreak tends to contain other reef bands and therefore grade. Overbreak in NRM areas is limited to the waste bands above and below the individual reef and as a result does not contain grade;

•	Development: An increase in total development in accordance with the planned build up in production, however the actual recorded for fiscal 2005(H1) indicate a shortfall, which will have to be addressed to ensure continued mining at the projected rates;

•	Operating Expenditure: In line with the production build up and post acquisition adjustments, overall mining operating expenditures have reduced since fiscal 2002 and are projected to remain range bound at the ZAR250/t level. The lower costs achieved in 2005(H1) may not prove sustainable due to the non achievement of the planned development rates;

Table 5.7 Target Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm	)	65	89	91	95	105	105	105	105	105	105	89
Grade	(g/t	)	7.0	9.2	10.1	6.8	6.5	6.1	6.9	8.1	8.2	7.1	6.5
MCF	(%	)	100%	100%	107%	104%	94%	94%	93%	93%	93%	92%	92%
Development	(mpm	)	502	619	619	550	944	873	899	633	911	497	796
Operating Expenditure	(ZAR/t	)	669	440	298	216	250	250	258	254	269	251	262

5.5.5	LoM Plan

Table 5.8 below gives the total contribution of material sources from the Mineral Resource and Mineral Reserve statements to the LoM plan (Option ‘A’) for Target Operations. The total tonnage mined in the LoM plan is forecasted at 23.2Mt grading 6.5g/t and containing 4.9Moz of gold. No material from vamping operations is included in the LoM plan. Table 5.9a and Table 5.9b give the annual forecasts for the LoM plan per production unit and include the RoM tonnage, RoM grade, development (operating and capital) and operating expenditure for Target Operations.

The LoM plan essentially comprises 6 main working areas:

•	Block 1: located at the south of the Eldorado Fan formation and principally at the centre of the orebody;

•	Block 2: located some 250m to the north of Block 1 and in the Eldorado Fan which is accessed from sub-levels driven off of the access ramp located in the east;

•	Block 3: located within the Eldorado Fan to the north of the Damn Fault which forms the boundary between Block 2 and Block 3 and is estimated to have an average down throw of approximately 30m; and

•	Block 4 and Block 5: located to the south of Block 1 and which define the Interfan and Zuurbron Fan. The grade of the Mineral Resources in Block 4 and Block 5 is approximately 3g/t lower than that the Mineral Resources comprising Blocks 1 to 3. Consequently Block 4 and Block 5 only form a minor tonnage and are currently scheduled for depletion later in the LoM plan; and

•	Block 10 is located to the south of the Target area adjacent to the No 1 C Sub-vertical Shaft

The Target mine uses modern mining software and has a comprehensive planning system involving multi-disciplinary inputs into the process. The result is a quality plan with all the appropriate plans and schedules available as a result of the process. Recently however a reduced focus has been put on to long term planning and the mine has been operating on a rolling 18 month plan. Although planning focuses on short-term objectives, long-term planning strategies are in place. At Target Mine long term rock engineering planning is essential to ensure the stability of mine excavations in the massive stoping areas. Taking a more short term approach will therefore increase the risk of ground instability and ore sterilisation.

A further item requiring re-assessment is the introduction of the NRM at Block 10 and the resulting production tails. These are not considered appropriate, and accordingly require re-planning. This is unlikely to have a significant impact on the Equity Value of the Target Tax Entity given its impact from 2022 onwards.

Table 5.8 Target Operations: LoM RoM Summary – Option ‘A’

	1			2			1+2
Mining Operations	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Target Mine	23,205	6.5	4,859	0	0.0	0	23,205	6.5	4,859

Total	23,205	6.5	4,859	0	0.0	0	23,205	6.5	4,859

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources, notably vamping operations (Table 4.17 in Section 4.10 of this CPR).

The Target North Project considers options to exploit the Sun South area comprising the Paradise, Siberia and Mariasdal blocks of ground located immediately north of the Eldorado block of the existing Target Mine. From the south, the Blast Fault separates the Eldorado and Paradise blocks whilst the Siberia Fault separates the Paradise and Siberia blocks. The Mariasdal block adjoins the Siberia block and is bounded to the north by the Mariasdal Fault. The Sun South area comprises an extension of the Elsburg and Dreyerskuil reefs mined at Target Mine. Mineral Resources (Table 4.31 in Section 4) have been identified, of which 60% are classed as Inferred. High-level pre-feasibility/scoping studies have been completed which consider three options for possible future development:

•	Option 1: A “greenfields” development comprising a newly developed two shaft system to exploit all the blocks;

•	Option 2: The “brownfields” development comprising an initial twin shaft system sunk to 2,500m below surface adjacent to the Target Mine ground handling infrastructure at 282 Level, a third “North Shaft” to be sunk to 2,500m below surface located towards the north of the Siberia block. The twin shaft system would exploit the Paradise block and certain material of the Siberia block whilst the North Shaft would be used to exploit the remainder of the Siberia block and the Mariasdal block. Ground between 2,500m and 3,000m would be accessed by vehicle ramps; and

•	Option 3: The “brownfields” development comprising an initial single shaft sunk to 2,500m below surface, adjacent to the Target Mine ground handling infrastructure at 282L (South Shaft) and a subsequent North Shaft located towards the north of the Siberia block. The South Shaft would cater for men, material, ventilation and limited rock handling facilities. These shafts, together with access ramps for ground between 2,500m and 3,000m, would be used to exploit the blocks of the Sun South area.

High-level indicative cash flows derived negative NPVs for the first two options; however the third option did realise a positive NPV. For Option 3, the first phase of the two-shaft system would utilise the existing ground handling facilities of Target Mine to recover 120ktpm of high-grade ore whilst 40 ktpm of low-grade material would be hoisted directly by the South Shaft, resulting in overall production of some 160ktpm. Mining would be concentrated on material above 2,500m from the Target workings and the Paradise block. Phase 2 would focus on development into the Paradise and Siberia blocks and expand production to some 220ktpm. The final third phase would introduce the North Shaft for the provision of men, material and ventilation to the northern blocks maintaining production at some 220ktpm.

Installing the initial single shaft for Phase 1 was estimated, by Avgold, to cost ZAR0.9bn, a further ZAR1.5bn was estimated for the expanded infrastructure to cater for a 220ktpm operation of Phase 2 and an additional ZAR4bn for Phase 3. Since acquisition, no further technical studies have been undertaken by the Company. Further, until such time as the appropriate level of technical detail has been completed no Mineral Reserves and associated DCF valuation can be applied and as such only Mineral Resources are reported.

Table 5.9a Target Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	23,205	630	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Grade	(g/t	)	6.5	6.5	6.1	6.9	8.1	8.2	7.1	6.8	6.6	6.4	6.7	7.1	6.7	6.3	5.1	5.9	4.7
Development	(m	)	208,465	5,663	10,479	10,790	7,594	10,926	5,964	7,103	7,647	9,071	17,341	16,656	19,383	15,715	20,656	11,472	8,169
Operating Expenditure	(ZAR/t	)	262	250	250	258	254	269	251	255	257	262	279	277	282	274	284	260	252

Table 5.9b Target Operations: LoM mining statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	1,260	1,260	633	54	86	288	94
Grade	(g/t	)	4.7	6.6	8.7	6.0	6.6	5.4	4.1
Development	(m	)	8,169	8,169	4,104	350	568	1,870	608
Operating Expenditure	(ZAR/t	)	252	252	252	252	252	252	252

5.6	Harmony Free State Operations

Mining operations at Harmony Free State Operations comprise seven mature operating mines: Harmony 2 Mine, Merriespruit 1 Mine, Merriespruit 3 Mine, Unisel Mine, Brand 3 Mine, Masimong 4 Mine and Masimong 5 Mine. Underground operations at Saaiplaas Mine have been placed on care and maintenance basis with certain of the other shafts operating as service shafts. Re-mining of surface sources in the form of WRDs and slimes dams has ceased (2005(H1)) due to the prevailing low ZAR gold price. The individual production units range in planned operational life up to 19 years.

Underground production is mainly sourced from shallow dipping tabular narrow orebodies, principally the Basal Reef and Leader Reef, with increasing contributions from the A Reef, B Reef and Middle Reef as the mines near depletion. The RoM contribution from secondary reefs plays an important role in achieving the planned cash flows, taking cognisance of the variation in in-situ grade and the highly channelised nature of the secondary reef horizons.

5.6.1	Mine Access and Mining Method

Access to and egress from the reef horizons is by surface shafts. The shafts are utilised for men, materials and rock. Mining operations are conducted at depths between 1,500m and 2,200m below surface. Mining is undertaken at Harmony Free State Operations both in virgin areas and through the extraction of various remnants and pillars and the proportion of remnant to virgin mining varies between 20% and 40% at the different mines.

Access for rock hoisting and the provision of ventilation, services, men and materials is provided through each of the surface shafts. Underground waste is generally separated from the ore however where this is not the case the proportion of waste is relatively low.

Mining operations at Harmony Free State Operations are conducted principally by conventional narrow stoping methods with tracked haulages.

RoM from the underground mining operations is transported by a number of ways to one of the two operating metallurgical plants, Central Plant and Saaiplaas Plant.

5.6.2	Mine Ventilation

Mine ventilation systems at Harmony Free State Operations are well established and have been extensively planned and operated in the past. Due to the low tonnages the ventilation infrastructure is considered adequate for the relatively shallow operations, thus SRK considers there to be no material ventilation issues.

Due to the shallow depths of operations, seismicity and geotechnical aspects are, in general, not considered to be a serious concern and seismic events, are infrequent.

5.6.3	Geotechnics

Geotechnical input at the Harmony Free State Operations is typical of mining environments in the Free State Goldfields, where mining depths range from shallow (300m) depths to intermediate (2,100m) depths. The following presents the key geotechnical issues at Harmony Free State Operations:

•	Harmony 2 Mine: The extraction of the shaft pillar is still in progress with a planned completion date during 2005. This rim pillar extraction has been mined according to the plan. The geotechnical input into the planning process with regards to the pillar mining is appropriate and all recommended mining sequence and management strategies are implemented accordingly. The pillar has been reviewed by external rock engineering practitioners as part of the planning process.

The centralised rock engineering department which provides the service to the business unit is adequately staffed with suitably qualified rock engineering practitioners for the current work levels. The major excavations were identified in the initial planning of the shaft pillar extraction and were over-stoped initially for protection purposes. This has been justified and documented in the various reports pertaining to the shaft pillar and rim pillar mining. No damage to the major service excavations has been reported in the shaft.

An ISSI seismic system has been operational for the monitoring of seismic activity in the shaft pillar area since 1999. Since 2002 a consulting seismic firm, GeoHydroSeis has been providing the necessary stability analysis and seismic hazard assessment for the shaft on a daily basis. A trained seismologist provides feedback to the rock engineering and mining personnel on a daily basis; and

•	Masimong 5 Mine: Masimong 5 is a relatively new mine with large unmined areas that assist with the regional stability. The level of seismicity is relatively low. The shaft pillar had been partially (approximately 25%) extracted. The effect of this has been assessed by an external consultant, and no shaft stability problems are anticipated. The level of seismicity is likely to increase with increased extraction. This will require review of the mines regional stability strategies for medium and long term stability.

5.6.4	Historical and medium term forecast mining statistics

Table 5.10 below presents the historical and medium term forecast mining statistics for the Harmony Free State Operations. The salient features for Harmony Free State Operations are:

•	RoM Tonnage: A modest increase in RoM tonnage from fiscal 2002 to fiscal 2005(H1) which is largely influenced by increases at Harmony 2 Mine and Brand 3 Mine. Based on the results for 2005(H1) projected mining rates at Masimong 5 Mine and Unisel Mine are significantly below plan and unless rectified (as projected in Option ‘A’) will have a significant impact (10%) on the RoM tonnage of Harmony Free State Operations;

•	RoM Grade: A decrease in RoM grade from fiscal 2002 to fiscal 2005(H1) of some 10% which is in part influenced by the general downward trend in MCF and increase in MW.This is partly offset however by the increasing grades at Masimong 5 Mine despite the poor MCF for 2005(H1);

•	MCF: A general decrease in MCF with significantly poor performance at Merriespruit 1 Mine, Unisel Mine, Masimong 4 Mine and Masimong 5 Mine given historical performance. Should future production not reflect the projected 18-month average this will have a significant impact on Harmony Free State Operations, but may be partly offset by higher than planned achievement at Merriespruit 3 Mine and the higher grades at Masimong 5 Mine;

•	MW: A general increase in MW from fiscal 2002 to fiscal 2005(H1), specifically at all operations other than for Brand 3 Mine. Other than for reductions due to varying contributions from individual reef horizons and development, no further improvements are projected;

•	Development: An increase in overall development rates (operating and capital) specifically at Harmony 2 Mine, Merriespruit 1 Mine and Unisel Mine. Other than for Merriespruit 1 Mine, Merriespruit 3 Mine and Masimong 5 Mine all mining operations are largely aligned with historical performance. Unless the under achievement in development rate at Masimong 5 Mine is reversed then the ability to increase production to the desired 114ktpm will be difficult to achieve; and

•	Operating Expenditure: It is apparent that unit costs for the underground operations have increased at a higher rate than inflation, notably Harmony 2 Mine, Merriespruit 1 Mine, Unisel Mine and Masimong 4 Mine. Performance in fiscal 2005(H1) has in the main not been significantly worse than anticipated (other than for Unisel Mine and Masimong 4 Mine), however as previously stated SRK has used fiscal 2004 as the base for LoM forecasts. The projected costs for 2005(H2) are higher than that achieved in fiscal 2004 and fiscal 2005(H1) due to the impact of fixed components where tonnage reductions occur, but also due to significant pumping costs incurred which are not reported in the on-mine management cost historical statistics. These include the following:

•	Service shaft costs at Brand 2 Mine which amount to ZAR1.6m per annum;

•	Water pumping costs at Brand 5 Mine which amount to ZAR28m per annum;

•	Water pumping costs at Harmony 3 Mine which amount to ZAR32.4m per annum; and

•	Service shaft costs at Harmony 4 Mine which amount to ZAR0.9m per annum.

The cost associated with Brand 2 Mine and Brand 3 Mine is incurred whilst Unisel Mine and the Masimong shafts operate. The cost associated with Harmony 3 Mine and Harmony 4 Mine is incurred whilst the Merriespruit 1 Mine operates. An assumption in the FMs is that these costs, whilst incurred have been distributed amongst all operating shafts in Orkney Operations. Further, SRK notes that these cost items are reflected in historical costs reported at the Tax Entity Level (Section 2.0) but are not allocated to specific production units in the on-mine historical reporting statistics.

Table 5.10 Harmony Free State Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units	2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm)	283	307	326	300	336	351	325	301	298	223	184
Harmony 2 Mine	(ktpm)	34	43	47	48	46	44	35	34	34	0	38
Merriespruit 1 Mine	(ktpm)	31	32	35	36	34	35	35	35	35	35	33
Merriespruit 3 Mine	(ktpm)	52	53	54	47	40	42	42	42	42	0	42
Unisel Mine	(ktpm)	53	57	49	42	45	49	50	53	51	51	50
Brand 3 Mine	(ktpm)	29	31	37	37	43	43	42	0	0	0	43
Masimong 4 Mine	(ktpm)	0	20	24	20	24	24	24	24	24	24	24
Masimong 5 Mine	(ktpm)	85	70	78	71	103	114	114	114	114	114	91

Grade	(g/t)	4.7	4.1	4.6	4.4	4.4	4.5	4.5	4.6	4.6	4.8	4.7
Harmony 2 Mine	(g/t)	4.9	4.6	4.6	4.5	4.4	4.4	4.4	4.5	4.5	0.0	4.5
Merriespruit 1 Mine	(g/t)	4.3	4.5	4.2	3.9	4.6	4.6	4.6	4.6	4.6	4.6	4.6
Merriespruit 3 Mine	(g/t)	4.2	3.6	3.5	3.7	3.6	3.6	3.6	3.6	3.6	0.0	3.6
Unisel Mine	(g/t)	4.3	3.7	4.3	3.9	4.4	4.5	4.4	4.2	4.3	4.3	4.4
Brand 3 Mine	(g/t)	4.8	0.0	3.6	3.4	3.5	3.5	3.4	0.0	0.0	0.0	3.5
Masimong 4 Mine	(g/t)	0.0	4.4	4.3	3.6	4.1	4.1	4.1	4.1	4.1	4.1	4.1
Masimong 5 Mine	(g/t)	5.4	5.9	6.3	6.0	5.2	5.2	5.2	5.2	5.2	5.2	5.2

MCF	(%)	86	84	82	75	81	81	82	83	83	87	85
Harmony 2 Mine	(%)	77	75	68	67	67	67	67	67	67	0	67
Merriespruit 1 Mine	(%)	91	91	96	83	91	91	91	91	91	91	91
Merriespruit 3 Mine	(%)	75	67	66	81	70	70	70	70	70	0	70
Unisel Mine	(%)	91	84	90	66	83	83	83	83	83	83	83
Brand 3 Mine	(%)	78	0	68	65	67	67	67	0	0	0	67
Masimong 4 Mine	(%)	0	94	87	81	85	85	85	85	85	85	85
Masimong 5 Mine	(%)	92	92	91	78	87	87	87	87	87	87	87

MW	(cm)	189	188	189	193	194	192	192	192	190	184	190
Harmony 2 Mine	(cm)	175	189	186	190	200	200	199	197	195	0	198
Merriespruit 1 Mine	(cm)	181	198	195	209	200	202	202	202	202	202	201
Merriespruit 3 Mine	(cm)	218	233	224	246	232	231	231	231	223	0	229
Unisel Mine	(cm)	193	197	176	165	201	195	199	211	204	204	198
Brand 3 Mine	(cm)	242	204	210	194	210	210	217	0	0	0	212
Masimong 4 Mine	(cm)	0	150	193	198	189	189	189	189	189	189	189
Masimong 5 Mine	(cm)	170	160	169	178	170	170	170	170	170	170	170

Development	(mpm)	2,699	3,174	3,773	2,905	3,829	4,074	3,779	3,447	3,199	3,074	2,275
Harmony 2 Mine	(mpm)	354	400	459	454	450	450	350	242	125	0	309
Merriespruit 1 Mine	(mpm)	391	400	546	466	519	522	522	522	522	522	481
Merriespruit 3 Mine	(mpm)	419	440	406	89	310	325	325	131	0	0	210
Unisel Mine	(mpm)	469	608	768	652	619	688	688	688	688	688	620
Brand 3 Mine	(mpm)	164	182	264	212	225	225	48	0	0	0	173
Masimong 4 Mine	(mpm)	0	242	238	203	224	224	224	224	224	224	215
Masimong 5 Mine	(mpm)	902	902	1,092	828	1,482	1,640	1,640	1,640	1,640	1,640	1,297

Operating Expenditure	(ZAR/t)	234	255	285	309	320	315	314	315	314	333	328
Harmony 2 Mine	(ZAR/t)	229	230	277	296	330	314	313	312	309	0	314
Merriespruit 1 Mine	(ZAR/t)	239	242	289	286	303	302	303	304	304	310	325
Merriespruit 3 Mine	(ZAR/t)	193	218	244	226	279	276	278	255	248	0	266
Unisel Mine	(ZAR/t)	222	218	311	431	382	351	335	316	319	325	327
Brand 3 Mine	(ZAR/t)	229	251	252	245	266	265	245	0	0	0	259
Masimong 4 Mine	(ZAR/t)	0	306	330	397	355	355	356	357	357	363	360
Masimong 5 Mine	(ZAR/t)	268	321	304	319	327	329	330	332	332	338	337

5.6.5	LoM Plan

Table 5.11 below gives the total contribution of material sourced from the Mineral Resource and Mineral Reserve statements and other sources (vamping operations) to the LoM plan (Option ‘A’) for the Harmony Free State Operation per operating unit. The total tonnage mined in the LoM plan is 41.6Mt grading 4.7g/t and containing 63.Moz au. Of this total some 0.9Mt grading 3.0g/t and containing 84koz au is sourced from vamping operations. Table 5.12a and Table 12.9b give the annual forecasts for the LoM plan per production unit and include the RoM tonnage, RoM grade, development (operating and capital) and operating expenditure for Harmony Free State Operations.

Table 5.11 Harmony Free State Operations: LoM RoM Summary – Option ‘A’

	1			2			1+2
Mining Operations	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Harmony 2 Mine	2,040	4.5	293	2	3.4	0	2,042	4.5	293
Merriespruit 1 Mine	7,494	4.7	1,129	410	2.8	37	7,903	4.6	1,165
Merriespruit 3 Mine	2,243	3.6	261	34	3.9	4	2,277	3.6	265
Unisel Mine	8,601	4.5	1,238	356	3.3	38	8,957	4.4	1,276
Brand 3 Mine	1,085	3.5	124	66	2.3	5	1,151	3.5	128
Masimong 4 Mine	3,872	4.1	506	0	0.0	0	3,872	4.1	506
Masimong 5 Mine	16,267	5.2	2,744	0	0.0	0	16,267	5.2	2,744

Total	41,603	4.7	6,294	867	3.0	84	42,470	4.7	6,378

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources, notably vamping operations (Table 4.17 in Section 4.10 of this CPR).

The following comments apply in respect of operating Option ‘A’ and accompany the forecasts as included herein:

•	Harmony 2Mine is a mature shaft that has been operating for many years. Stoping operations are undertaken according to a 70:30 ratio on A Reef and Basal Reef respectively. Harmony 3 Mine is part of this operation and is maintained as a pumping shaft. Mining operations are conducted near Harmony 3 Mine and trammed to Harmony 2 Mine;

•	Merriespruit 1 Mine and Merriespruit 3 Mine: The management of these two mature shafts has recently been combined with the resultant cost savings. Merriespruit 1 Mine currently exploits Basal Reef (80%) and Leader Reef (17%) and Middle Reef (3%). Preparations are underway to mine the shaft pillar and the installation of steelwork in the shaft should be complete by July 2005. Merriespruit 3 Mine has a limited life with the remaining ground being distant from the shaft and entails extensive tramming distances. The long scraping distances and long tramming distances have an adverse affect on the MCF;

•	Unisel Mine is one of the few mines in the Free State Goldfield that is not fully accessible from neighbouring mines. The mine is holed with Bambanani Mine; however the holing is partially closed with a wall and two 40kW fans with a travelling way door in the holing. The mine currently exploits the Basal Reef (75%) and Leader Reef (25%). Middle Reef has been mined in the past. Organizational changes have recently been made and the number of mining crews reduced from 28 to 20;

•	Brand 3 Mine is under the same management as West Mine and shares several service departments with it. The shaft has recently undergone a downsizing exercise, with crews reduced from 20 to 16. Only 2 Basal Reef panels are being mined, whilst the remainder of the mining is on A Reef; and

•	Masimong 4 Mine and Masimong 5 Mine are interdependent of each other for various services and are under one management team. Masimong 5 Mine is by far the largest of the operations. Both mines act as reciprocal second outlets for each other and all water from the complex is pumped at Masimong 4 Mine. A fridge plant at Masimong 4 Mine also supplies cool water to Masimong 5 Mine. The introduction of CONOPS at Masimong 5 Mine and the subsequent increase in production may require that material and rock at Masimong 5 Mine be hoisted at Masimong 4 Mine. A proportion of the production (25%) at Masimong 5 Mine is from the B Reef which is a highly channelised reef horizon that requires extensive development ahead of the stoping operations. The B Reef extraction rate is about 40%.

Table 5.12a Harmony Free State Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	42,470	2,054	4,290	3,977	3,669	3,631	2,728	2,728	2,692	2,508	2,395	2,417	2,486	2,427	1,612	1,235	441
Harmony 2 Mine	(kt	)	2,042	278	534	415	408	408	0	0	0	0	0	0	0	0	0	0	0
Merriespruit 1 Mine	(kt	)	7,903	218	440	440	440	440	440	440	440	440	440	440	440	440	440	437	351
Merriespruit 3 Mine	(kt	)	2,277	245	512	512	512	495	0	0	0	0	0	0	0	0	0	0	0
Unisel Mine	(kt	)	8,957	282	610	621	658	636	636	636	601	596	590	612	681	621	617	560	0
Brand 3 Mine	(kt	)	1,151	271	543	336	0	0	0	0	0	0	0	0	0	0	0	0	0
Masimong 4 Mine	(kt	)	3,872	143	286	286	286	286	286	286	286	286	286	286	286	286	286	7	0
Masimong 5 Mine	(kt	)	16,267	617	1,365	1,365	1,365	1,365	1,365	1,365	1,365	1,186	1,079	1,079	1,079	1,079	269	231	90

Grade	(g/t	)	4.7	4.4	4.5	4.5	4.6	4.6	4.8	4.8	4.9	4.8	4.8	4.8	4.7	4.8	4.6	4.8	4.8
Harmony 2 Mine	(g/t	)	4.5	4.4	4.4	4.4	4.5	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Merriespruit 1 Mine	(g/t	)	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6	4.6
Merriespruit 3 Mine	(g/t	)	3.6	3.6	3.6	3.6	3.6	3.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unisel Mine	(g/t	)	4.4	4.4	4.5	4.4	4.2	4.3	4.3	4.3	4.6	4.6	4.6	4.5	4.2	4.4	4.4	4.7	0.0
Brand 3 Mine	(g/t	)	3.5	3.5	3.5	3.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Masimong 4 Mine	(g/t	)	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.2	0.0
Masimong 5 Mine	(g/t	)	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.2	5.4	5.4	5.6

Development	(m	)	514,893	22,976	48,891	45,351	41,359	38,390	36,890	36,890	36,890	34,300	32,762	32,762	32,762	32,762	15,988	7,980	5,141
Harmony 2 Mine	(m	)	16,700	2,700	5,400	4,200	2,900	1,500	0	0	0	0	0	0	0	0	0	0	0
Merriespruit 1 Mine	(m	)	108,819	3,114	6,269	6,269	6,269	6,269	6,269	6,269	6,269	6,269	6,269	6,269	6,269	6,269	6,269	6,269	5,141
Merriespruit 3 Mine	(m	)	11,232	1,862	3,901	3,901	1,569	0	0	0	0	0	0	0	0	0	0	0	0
Unisel Mine	(m	)	107,215	3,715	8,256	8,256	8,256	8,256	8,256	8,256	8,256	8,256	8,256	8,256	8,256	8,256	4,423	0	0
Brand 3 Mine	(m	)	4,410	1,350	2,700	360	0	0	0	0	0	0	0	0	0	0	0	0	0
Masimong 4 Mine	(m	)	34,885	1,342	2,685	2,685	2,685	2,685	2,685	2,685	2,685	2,685	2,685	2,685	2,685	2,685	1,326	0	0
Masimong 5 Mine	(m	)	231,631	8,893	19,680	19,680	19,680	19,680	19,680	19,680	19,680	17,090	15,552	15,552	15,552	15,552	3,969	1,711	0

Operating Expenditure	(ZAR/t	)	328	320	315	314	315	314	333	333	334	338	333	332	329	332	337	335	406
Harmony 2 Mine	(ZAR/t	)	314	330	314	313	312	309	0	0	0	0	0	0	0	0	0	0	0
Merriespruit 1 Mine	(ZAR/t	)	325	303	302	303	304	304	310	310	310	312	313	313	312	313	326	338	396
Merriespruit 3 Mine	(ZAR/t	)	266	279	276	278	255	248	0	0	0	0	0	0	0	0	0	0	0
Unisel Mine	(ZAR/t	)	327	382	351	335	316	319	325	325	330	332	334	331	322	330	305	301	0
Brand 3 Mine	(ZAR/t	)	259	266	265	245	0	0	0	0	0	0	0	0	0	0	0	0	0
Masimong 4 Mine	(ZAR/t	)	360	355	355	356	357	357	363	363	363	365	366	366	365	366	339	333	0
Masimong 5 Mine	(ZAR/t	)	337	327	329	330	332	332	338	338	338	343	331	331	330	331	424	412	448

Table 5.12b Harmony Free State Operations: LoM mining statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	351	351	351	126
Harmony 2 Mine	(kt	)	0	0	0	0
Merriespruit 1 Mine	(kt	)	351	351	351	126
Merriespruit 3 Mine	(kt	)	0	0	0	0
Unisel Mine	(kt	)	0	0	0	0
Brand 3 Mine	(kt	)	0	0	0	0
Masimong 4 Mine	(kt	)	0	0	0	0
Masimong 5 Mine	(kt	)	0	0	0	0

Grade	(g/t	)	4.6	4.6	4.6	4.5
Harmony 2 Mine	(g/t	)	0.0	0.0	0.0	0.0
Merriespruit 1 Mine	(g/t	)	4.6	4.6	4.6	4.5
Merriespruit 3 Mine	(g/t	)	0.0	0.0	0.0	0.0
Unisel Mine	(g/t	)	0.0	0.0	0.0	0.0
Brand 3 Mine	(g/t	)	0.0	0.0	0.0	0.0
Masimong 4 Mine	(g/t	)	0.0	0.0	0.0	0.0
Masimong 5 Mine	(g/t	)	0.0	0.0	0.0	0.0

Development	(m	)	5,141	5,141	2,517	0
Harmony 2 Mine	(m	)	0	0	0	0
Merriespruit 1 Mine	(m	)	5,141	5,141	2,517	0
Merriespruit 3 Mine	(m	)	0	0	0	0
Unisel Mine	(m	)	0	0	0	0
Brand 3 Mine	(m	)	0	0	0	0
Masimong 4 Mine	(m	)	0	0	0	0
Masimong 5 Mine	(m	)	0	0	0	0

Operating Expenditure	(ZAR/t	)	389	389	349	336
Harmony 2 Mine	(ZAR/t	)	0	0	0	0
Merriespruit 1 Mine	(ZAR/t	)	389	389	349	336
Merriespruit 3 Mine	(ZAR/t	)	0	0	0	0
Unisel Mine	(ZAR/t	)	0	0	0	0
Brand 3 Mine	(ZAR/t	)	0	0	0	0
Masimong 4 Mine	(ZAR/t	)	0	0	0	0
Masimong 5 Mine	(ZAR/t	)	0	0	0	0

5.7	Evander Operations

Mining operations at Evander Operations comprise of four mature operating shafts: Evander 2 Mine, Evander 5 Mine, Evander 7 Mine and Evander 8 Mine, and the Evander Rolspruit Project and the Evander Poplar Project. Operations at the Evander 9 Mine have ceased and the shaft has been placed on care and maintenance. The individual production units range in planned operational life up to 30 years.

Underground production is sourced from the shallow dipping tabular narrow Kimberley Reef. Numerous sills and dykes complicate mining layouts, whilst the reef dips typically at some 20º to 25º at most of the shafts increasing to some 40º in certain areas at Evander 8 Mine.

5.7.1	Mine Access and Mining Method

Mining at Evander Operations, in general, is relatively shallow and conducted at depths between 500m and 2,000m below surface. The deepest mining is undertaken at Evander 8 Mine. Mining is undertaken at Evander both in virgin areas and through the extraction of various remnants and pillars.

Access for rock hoisting and the provision of ventilation, services, men and materials is provided through each of the surface shafts although rock from Evander 8 Mine is transported underground on 15 Level for hoisting at Evander 7 Mine, located adjacent to the process plant. Underground waste is generally separated from the ore, although waste development in the remnant mining areas is relatively low.

Mining operations at Evander Operations are conducted by conventional narrow stoping methods with tracked haulages on a two-shift basis, although a move to CONOPS is also being considered at a number of the shafts. Stope production is supplemented by vamping of old gold and contractors are typically employed for this. Mining is characterised by scattered workings often a long distance from the shaft stations in sub-decline systems. Shaft infrastructure is in general, old and has previously caused problems. However there has been a focus on infrastructure over the past 1 or 2 years and the condition and reliability of these shafts has been improved. At a number of shafts there is a reliance on single pumping columns.

The Evander Rolspruit Project involves the exploitation of deeper resources of the Kimberley Reef adjacent to Evander 8 Mine, through the installation of a twin shaft system, from surface. Harmony undertook a Feasibility Study commencing July 2002, based on the provision of a men and material shaft and a rock and ventilation shaft to 267 Level some 2,670m below surface, to exploit eight ore zones between 1,890m and 2,590m below surface at 200ktpm (ore and waste) over some 15 years. The study estimated capital expenditure of ZAR5.9bn in 1 January 2005 money terms. The project is considered to be marginal, but of relatively low technical risk.

The Evander Poplar Project considers the greenfields development through installation of a twin shaft system to 1,200m below surface to access ore approximately 20km from the existing Evander Operations also be exploiting the Kimberley Reef. The nature of the Kimberley Reef in this area is such that there are two types of reef: Type A which is a narrow reef which was deposited on flatter slopes on the edges of major channels and Type B which is a multi-layered sequence consisting of two or more pebble bands. This reef was deposited in broad valleys or major channels of up to 20m in depth. The feasibility study was limited to a stoping width of 100cm using traditional narrow reef mining methods. Capital expenditure for the Poplar Project was estimated at R2.2bn in 1 January 2005 terms.

5.7.2	Mine Ventilation

Mine ventilation systems at Evander Operations are well established and have been extensively planned and operated in the past. Due to the low tonnages the ventilation infrastructure is considered adequate and in conjunction with the relatively shallow operations, ventilation concerns are considered limited.

5.7.3	Geotechnics

Geotechnical input at Evander Operations is typical of mining environments in the Evander Goldfield, where mining depths range from shallow (330m) depths to intermediate (2,100) depths. Seismicity and rock mechanics aspects are, due to the shallow depths, not considered to be a serious concern and seismic events, are infrequent. The partial extraction of the Evander 8 Mine shaft pillar and the over-stoping of the decline area to the north can be considered to be a risk in terms of seismicity at the mine.

Evander Operations have employed a scattered mining layout with spans approximately 350m between major geological structures. The underground workings are generally grouped under two ground control districts namely conventional stoping and wide reef stoping. Within these districts special areas were identified based on risk associated with seismicity, high stress (pillar mining) and excessive stoping width.

The stoping strategy for the wide reef stoping consists of Rocprops, in-stope rockstuds and matpacks for which the support resistance and EAC are calculated and documented in the COP. Regional support in the form of strike stabilising pillars was also introduced to prevent large scale collapses. The development strategy for siting of off reef excavations and support design are based on back analysis and empirical design in conjunction with Minsim modelling.

The seismic network basically covers the Evander 7 Mine and Evander 8 Mine areas. Due to the increase in seismicity being experienced at the Evander 5 Mine pillar, the network was extended to include this area. Seismic monitoring is undertaken on a daily basis and reports are submitted in the form of daily plots, weekly plots and a more comprehensive monthly report. Seismic interpretation is incorporated into the monthly planning. A concern exists where pillars and wide raises are being mined without a second outlet.

The hazards and risk associated with the high stoping widths of the wide reef stoping areas have been addressed in risk assessment studies and these areas are all classified as special areas, where special area procedures are applied. The presence of an argillaceous (soft) layer situated within the first metre of the hangingwall does not pose a major problem with regard to hangingwall stability, provided that good drilling and blasting discipline is practiced.

5.7.4	Historical Mining Performance

Table 5.13 below presents the historical and medium term forecast mining statistics for the Evander Operations. The salient features for Evander Operations are:

•	RoM Tonnage: A relatively static overall RoM tonnage profile from fiscal 2002 to fiscal 2005(H1). Historical over-performance at Evander 8 Mine is not projected to continue and is offset by increases at Evander 2 Mine, Evander 5 Mine and Evander 7 Mine. Further, limitations at Evander 8 Mine in respect of decline capacities project declining production over the remaining LoM;

•	RoM Grade: An increase in the overall RoM grade profile from fiscal 2002 to fiscal 2005(H1). Other than for Evander 2 Mine, all operating units indicate significant grade increases in fiscal 2005(H1). This higher grade is not projected to continue given the Company’s current Mineral Reserve statement as reported in this CPR and forecasts. Should the Evander operations continue to mine at this elevated grade, implying a higher cut-off grade, the Mineral Reserve statements associated with current operations will be negatively impacted and the projected LoM plan curtailed accordingly. Notwithstanding this comment, SRK notes the improved MCFs in fiscal 2005(H1) which will in part contribute to the elevated RoM grade recorded;

•	MCF: An overall decrease in MCF from fiscal 2002 through fiscal 2004, which has been significantly reversed in fiscal 2005(H1). The long term sustainability of this has not yet been demonstrated an accordingly the LoM plans are based on the 18-month average previously described;

•	MW: An overall increase in the MW from fiscal 2002 to fiscal 2005(H1) which is significantly influenced by higher MW at Evander 7 Mine. This performance is not likely to continue and has accordingly accepted that achieved in 2003 as the appropriate LoM base for forward projection. Other than for reductions due to varying contribution from individual reef horizons and development no further improvements are projected. SRK notes that the improvements incorporated into both the SW and the MW at the Evander Rolspruit Project and the Evander Poplar Project carry a degree of risk given the current performance at Evander 8 Mine. SRK notes however that the new projects will benefit from the ability to separate waste development and mined ore in addition to the benefits of efficient infrastructure;

•	Development: An overall reduction in total (operating and capital) development from fiscal 2002 to fiscal 2005(H1), notably at Evander 7 Mine and Evander 8 Mine. Despite this overall production has been sustained, however SRK considers that this decline needs to be addressed, to ensure continued production, specifically if the higher grade policy is pursued; and

•	Operating Expenditure: It is apparent that unit costs for all the underground operations have increased at a higher rate than inflation. Overall performance in fiscal 2005(H1) has not been significantly worse than fiscal 2004 (other than for Evander 2 Mine and Evander 5 Mine) and as previously stated SRK has used fiscal 2004 as the base for LoM forecasts. The projected costs for 2005(H2) are overall marginally higher than that achieved in fiscal 2004 and fiscal 2005(H1) due to the impact of fixed components where tonnage reductions occur, but also in part due to pumping costs incurred which are not reported in the on-mine management cost historical statistics. These include ZAR0.3m of service shaft costs incurred at Evander 3 Mine which will be incurred until cessation of mining operations at Evander 2 Mine.

An assumption in the FMs is that these costs, whilst incurred have been distributed amongst all operating shafts in Evander Operations. Further, SRK notes that these cost items are reflected in historical costs reported at the Tax Entity Level (Section 2.0) but are not allocated to specific production units in the on-mine historical reporting statistics.

Table 5.13 Evander Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm	)	139	127	134	136	138	136	133	128	128	128	182
Evander 2 Mine	(ktpm	)	33	35	36	35	40	42	40	35	35	35	37
Evander 5 Mine	(ktpm	)	12	12	14	15	17	17	16	16	16	16	16
Evander 7 Mine	(ktpm	)	37	33	34	36	39	35	34	34	34	34	31
Evander 8 Mine	(ktpm	)	56	47	50	51	42	42	42	42	42	42	40
Rolspruit Project	(ktpm	)	0	0	0	0	0	0	0	0	0	0	137
Poplar Project	(ktpm	)	0	0	0	0	0	0	0	0	0	0	77

Grade	(g/t	)	6.2	5.9	5.7	7.2	5.5	5.5	5.5	5.5	5.5	5.5	6.7
Evander 2 Mine	(g/t	)	5.2	5.9	5.9	4.9	5.2	5.3	5.3	5.3	5.3	5.3	5.3
Evander 5 Mine	(g/t	)	6.2	7.6	7.2	7.9	5.9	5.9	5.9	5.9	5.9	6.0	6.0
Evander 7 Mine	(g/t	)	6.2	6.5	5.4	7.0	5.5	5.5	5.5	5.5	5.5	5.5	5.6
Evander 8 Mine	(g/t	)	6.7	4.8	5.3	8.6	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Rolspruit Project	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.7
Poplar Project	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0

MCF	(%	)	71	71	68	81	72	72	72	72	72	72	74
Evander 2 Mine	(%	)	59	70	66	73	68	68	68	68	68	68	68
Evander 5 Mine	(%	)	66	74	77	80	79	79	79	79	79	79	79
Evander 7 Mine	(%	)	78	71	71	81	74	74	74	74	74	74	74
Evander 8 Mine	(%	)	73	69	63	84	70	70	70	70	70	70	70
Rolspruit Project	(%	)	0	0	0	0	0	0	0	0	0	0	75
Poplar Project	(%	)	0	0	0	0	0	0	0	0	0	0	75

MW	(cm	)	196	209	204	213	202	201	200	200	199	198	150
Evander 2 Mine	(cm	)	245	226	218	222	222	221	221	220	220	216	216
Evander 5 Mine	(cm	)	211	201	180	186	184	184	184	184	185	181	180
Evander 7 Mine	(cm	)	198	228	259	269	224	224	222	222	221	221	221
Evander 8 Mine	(cm	)	170	187	173	184	176	176	176	176	176	176	176
Rolspruit Project	(cm	)	0	0	0	0	0	0	0	0	0	0	129
Poplar Project	(cm	)	0	0	0	0	0	0	0	0	0	0	117

Development	(mpm	)	2,077	1,935	1,885	1,666	1,806	1,790	1,691	1,607	1,614	1,559	1,608
Evander 2 Mine	(mpm	)	456	474	488	551	620	637	591	512	512	475	421
Evander 5 Mine	(mpm	)	228	236	186	203	192	191	189	189	188	169	153
Evander 7 Mine	(mpm	)	583	522	549	402	501	468	407	407	407	407	342
Evander 8 Mine	(mpm	)	811	704	661	510	494	494	504	499	506	507	457
Rolspruit Project	(mpm	)	0	0	0	0	0	0	0	0	0	0	820
Poplar Project	(mpm	)	0	0	0	0	0	0	0	0	0	0	768

Operating Expenditure	(ZAR/t	)	283	342	386	394	400	400	398	398	398	397	341
Evander 2 Mine	(ZAR/t	)	264	324	419	455	443	432	433	436	436	433	412
Evander 5 Mine	(ZAR/t	)	351	414	453	474	456	455	456	456	457	454	445
Evander 7 Mine	(ZAR/t	)	292	331	362	377	367	372	364	364	365	365	362
Evander 8 Mine	(ZAR/t	)	268	340	362	344	372	372	373	372	374	374	382
Rolspruit Project	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	331
Poplar Project	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	280

5.7.5	LoM Plan

Table 5.14 below gives the total contribution of material sourced from the Mineral Resource and Mineral Reserve statements and other sources (vamping operations) to the LoM plan (Option ‘A’) for the Evander Operations on an operating unit basis.The total tonnage mined in the LoM plan is forecasted at 65.7Mt grading 6.8g/t and containing 14.3Moz. Of this total some 1.4Mt grading 4.8g/t and containing 0.2Moz au is sourced from vamping operations. Table 5.15a and 51.15b give the annual forecasts for the LoM plan per production unit and includes the RoM tonnage, RoM grade, development (operating and capital) and operating expenditure for Evander operations.

Table 5.14 Evander Operations: LoM RoM Summary – Option ‘A’

	1			2			1+2
Mining Operations	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Evander 2 Mine	3,297	5.3	565	0	0.0	0	3,297	5.3	565
Evander 5 Mine	1,596	6.1	316	236	4.9	37	1,832	6.0	353
Evander 7 Mine	5,396	5.7	995	912	4.5	132	6,308	5.6	1,127
Evander 8 Mine	14,254	5.5	2,542	265	5.5	47	14,519	5.5	2,589
Rolspruit Project	27,233	7.7	6,744	0	0.0	0	27,233	7.7	6,744
Poplar Project	13,918	7.0	3,125	0	0.0	0	13,918	7.0	3,125

Total	65,694	6.8	14,287	1,413	4.8	216	67,107	6.7	14,503

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources, notably vamping operations (Table 4.17 in Section 4.10 of this CPR).

The following comments apply in respect of operating Option ‘A’ and accompany the forecasts as included herein:

•	The impact of both the Evander Rolspruit Project and the Evander Poplar Project on post-tax pre finance cashflows after 2018 and on the overall Mineral Reserve statement as reported for Option ‘A’. Should these projects not be given approval to proceed, then the Mineral Reserve Statement in Option ‘A’ will be negatively impacted and more reflect that included in Option ‘B’.

Notwithstanding this comment, a key factor is the impact of the higher grades currently achieved than that projected in the LoM plan for the current operations. If this strategy is to be pursued then it is likely that the Enterprise Value for the Evander Tax Entity would be significantly improved, however the Mineral Reserve statement in Option ‘B’ is likely to be negatively impacted;

•	Most of the current mining at the Evander Operations is carried out from sub-decline systems developed off the bottom of the vertical shaft systems. These systems are not optimal and will become less efficient as mining progresses deeper. Accordingly SRK has reduced future production from these areas to reflect such inefficiencies; and

•	There are ventilation issues at Evander 7 Mine and Evander 8 Mine relating to air temperatures and volumes. Current estimates are that mining can continue for a further 5 to 6 years at which point capital expenditure on the cooling and airway infrastructure is required.

Table 5.15a Evander Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	67,107	887	1,743	1,700	1,644	1,639	1,641	1,696	2,161	2,271	2,205	2,243	2,973	3,458	3,718	3,802	3,463
Evander 2 Mine	(kt	)	3,297	241	505	476	419	419	421	421	394	0	0	0	0	0	0	0	0
Evander 5 Mine	(kt	)	1,832	115	233	225	225	224	223	223	223	140	0	0	0	0	0	0	0
Evander 7 Mine	(kt	)	6,308	272	488	482	482	479	479	480	440	436	430	427	421	366	321	304	0
Evander 8 Mine	(kt	)	14,519	259	517	517	517	517	517	517	517	517	517	517	491	491	491	492	491
Rolspruit Project	(kt	)	27,233	0	0	0	0	0	0	0	0	0	0	64	858	1,376	1,641	1,742	1,815
Poplar Project	(kt	)	13,918	0	0	0	0	0	0	54	586	1,178	1,257	1,234	1,202	1,225	1,264	1,264	1,157

Grade	(g/t	)	6.7	5.5	5.5	5.5	5.5	5.5	5.5	5.6	6.6	7.2	6.8	6.7	6.8	6.8	6.9	6.9	6.9
Evander 2 Mine	(g/t	)	5.3	5.2	5.3	5.3	5.3	5.3	5.3	5.5	5.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 5 Mine	(g/t	)	6.0	5.9	5.9	5.9	5.9	5.9	6.0	6.0	6.2	6.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 7 Mine	(g/t	)	5.6	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.6	5.5	5.6	5.6	5.6	5.6	5.6	0.0
Evander 8 Mine	(g/t	)	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Rolspruit Project	(g/t	)	7.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.2	7.5	7.5	7.5	7.6	7.6
Poplar Project	(g/t	)	7.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0	9.1	8.6	7.8	7.6	7.2	6.9	6.9	6.8	6.5

Development	(m	)	579,673	10,837	21,483	20,297	19,280	19,364	18,703	26,378	27,132	25,025	24,055	26,097	33,490	33,379	32,197	37,375	35,105
Evander 2 Mine	(m	)	37,564	3,720	7,648	7,097	6,146	6,146	5,702	1,106	0	0	0	0	0	0	0	0	0
Evander 5 Mine	(m	)	14,913	1,152	2,293	2,264	2,264	2,258	2,031	2,031	620	0	0	0	0	0	0	0	0
Evander 7 Mine	(m	)	59,302	3,004	5,618	4,883	4,883	4,883	4,883	4,883	4,883	4,121	4,121	3,674	3,109	2,119	2,119	2,119	0
Evander 8 Mine	(m	)	164,838	2,961	5,924	6,054	5,988	6,077	6,086	6,089	6,089	6,089	5,921	5,921	5,619	5,619	5,660	5,629	5,619
Rolspruit Project	(m	)	163,614	0	0	0	0	0	0	0	0	0	0	2,449	10,699	17,011	16,229	15,511	13,738
Poplar Project	(m	)	139,442	0	0	0	0	0	0	12,269	15,540	14,815	14,013	14,053	14,063	8,629	8,189	14,116	15,748

Operating Expenditure	(ZAR/t	)	341	400	400	398	398	398	397	409	362	328	318	333	341	334	323	330	330
Evander 2 Mine	(ZAR/t	)	412	443	432	433	436	436	433	346	337	0	0	0	0	0	0	0	0
Evander 5 Mine	(ZAR/t	)	445	456	455	456	456	457	454	454	405	395	0	0	0	0	0	0	0
Evander 7 Mine	(ZAR/t	)	362	367	372	364	364	365	365	365	372	363	364	358	351	346	355	357	0
Evander 8 Mine	(ZAR/t	)	382	372	372	373	372	374	374	374	374	374	371	371	391	391	391	391	391
Rolspruit Project	(ZAR/t	)	331	0	0	0	0	0	0	0	0	0	0	865	389	373	343	345	339
Poplar Project	(ZAR/t	)	280	0	0	0	0	0	0	1,458	345	287	280	281	282	263	262	279	289

Table 5.15b Evander Operations: LoM mining statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	3,500	3,174	2,919	2,747	2,702	2,526	2,567	2,378	2,221	2,207	1,541	466	465	291	160
Evander 2 Mine	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 5 Mine	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 7 Mine	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 8 Mine	(kt	)	491	491	491	491	491	465	465	465	466	466	466	466	465	291	160
Rolspruit Project	(kt	)	1,898	1,600	1,832	1,886	1,911	2,023	2,101	1,912	1,755	1,741	1,075	0	0	0	0
Poplar Project	(kt	)	1,110	1,082	595	370	300	38	0	0	0	0	0	0	0	0	0

Grade	(g/t	)	6.7	6.6	6.9	7.1	7.1	7.3	7.3	7.3	7.3	7.3	7.9	5.5	5.5	6.0	6.0
Evander 2 Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 5 Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 7 Mine	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 8 Mine	(g/t	)	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	6.0	6.0
Rolspruit Project	(g/t	)	7.7	7.6	7.6	7.7	7.7	7.7	7.7	7.7	7.7	7.8	9.0	0.0	0.0	0.0	0.0
Poplar Project	(g/t	)	5.5	5.8	5.7	6.4	6.3	7.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Development	(m	)	21,754	28,185	19,783	15,459	15,126	12,420	9,095	13,930	8,964	6,843	5,634	5,098	4,870	1,750	565
Evander 2 Mine	(m	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 5 Mine	(m	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 7 Mine	(m	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 8 Mine	(m	)	5,619	5,619	5,619	5,619	5,619	5,317	5,317	5,376	5,650	5,817	5,634	5,098	4,870	1,750	565
Rolspruit Project	(m	)	10,437	21,331	13,401	9,527	9,506	7,102	3,777	8,554	3,314	1,026	0	0	0	0	0
Poplar Project	(m	)	5,698	1,234	763	312	0	0	0	0	0	0	0	0	0	0	0

Operating Expenditure	(ZAR/t	)	315	329	329	328	334	335	327	336	321	305	313	388	387	361	272
Evander 2 Mine	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 5 Mine	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 7 Mine	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 8 Mine	(ZAR/t	)	391	391	391	391	391	389	389	389	389	390	389	388	387	361	272
Rolspruit Project	(ZAR/t	)	330	367	336	323	328	324	313	323	303	282	280	0	0	0	0
Poplar Project	(ZAR/t	)	255	244	256	270	279	258	0	0	0	0	0	0	0	0	0

5.8	Orkney Operations

Mining operations at Orkney Operations comprises two mature mines: Orkney 2 Mine and Orkney 4 Mine, which are managed as a single operation. Orkney 1 Mine, Orkney 3 Mine, Orkney 6 Mine and Orkney 7 Mine are all mothballed and could be re-opened should economic conditions permit. Orkney 5 Mine has been closed and decommissioned. The individual production units range in planned operational life up to 11 years.

Underground production is mainly sourced from shallow dipping tabular narrow orebodies, including the Vaal Reef, VCR and Elsburg Reefs. Mining operations at Orkney 2 and Orkney 4 Mine focus on extraction of the Vaal Reef. Access to the reef horizons for men, material and rock is via surface shafts. Production at Orkney Operations, particularly on the Vaal Reef, is mainly derived from the extraction of remnant pillars. By their nature these are small, isolated, scattered and difficult pieces of ground situated at great depth and surrounded by significant mined-out areas.

5.8.1	Mine Access and Mining Method

Mining is undertaken at average depths of between 1,600m and 2,000m below surface. Access for rock hoisting and the provision of ventilation, services, men and materials is provided through each of the surface shafts. Underground waste is not separated from the ore due to the economic viability of re-equipping waste handling facilities and the relatively low development tonnage. Orkney Operations currently has no surface rights to dump waste material and as such would have to seek permission from AngloGold to utilise its WRDs in the event of Orkney Operation’s management implementing a waste separation strategy.

At Orkney Operations Harmony has entered into various agreements with AngloGold which govern right of access, in addition to toll treatment and the supply/sharing of production services. Further, major critical spares are pooled between the two groups, however both parties maintain, at their own cost, monitoring systems for emergencies such as fire, flood and seismic events.

Mining methods at Orkney Operations include scattered breast mining methods, up-dip mining, remnant extraction, pillar mining and vamping.

5.8.2	Mine Ventilation

Mine ventilation systems at Orkney Operations are well established and have been extensively planned and operated in the past. Due to the low tonnages and the large volumes of air that are being circulated in the various sections, the air ratios are considerably greater than industry norms. In SRK’s opinion, the installed ventilation and refrigeration infrastructure is adequate to meet all planned requirements.

5.8.3	Geotechnics

Geotechnical input at Orkney Operations is typical of mining environments in the Klerksdorp Goldfield, where mining depths are classified as intermediate depths and range from 1,600m to 2,100m.

The main strategic rock engineering issue faced by management at Orkney Operation’s is the maintenance of acceptable levels of production out of highly stressed, seismically active pillars and remnants. Shaft pillar extraction is in progress at Orkney 2 Mine and Orkney 4 Mine. A risk assessment study is being conducted on the extraction of Orkney 5 Mine shaft pillar and options are being evaluated.

The extraction of the Orkney 2 Mine and Orkney 4 Mine shaft pillars has been completed to approximately 85% and 55% respectively. With the exception of a few areas, the decision to mine a remnant or not is dictated by the potential profitability of the remnant. Seismic histories are being used as the main rock engineering indicator of the mineability of a block. The rehabilitation of existing access ways or development of new access ways is also considered as important before mining of a remnant can commence.

Backfill support has been stopped during fiscal 2003, following the completion of mining the inner shaft pillar area.

The DME stopped mining of the Orkney 2 Mine shaft pillar in fiscal 2005(H1) following seismically related stability problems. After a full risk assessment study was presented to the DME permission was granted to continue production from this area.

The Orkney 4 Mine barrel was damaged in September 2004, following a seismic event. A systematic rehabilitation program has been implemented. The primary geotechnical risks associated with Orkney Operations are related to the likelihood of increasing seismicity with further extraction of high stress remnants.

5.8.4	Historical Mining Performance

Table 5.16 below presents the historical and medium term forecast mining statistics for the Orkney Operations. The salient features for Orkney Operations are:

•	RoM Tonnage: A decrease in RoM tonnage from fiscal 2003 to fiscal 2005(H1) which was significantly impacted by reduction in production at Orkney 2 Mine. Based on the operating results for 2005(H1), SRK has tempered future production with only a modest increase included in the LoM plan for Option ‘A’;

•	RoM Grade: A decrease in RoM grade from fiscal 2003 to fiscal 2005(H1) which was significantly impacted be reduction at Orkney 2 Mine. Future RoM grades are largely aligned with performance in 2005(H1) other than for Orkney 2 Mine which increases in grade as the development requirement and contribution from the various reef sources vary over the LoM,

•	MCF: A relatively constant MCF which other than for the reduction at Orkney 4 Mine during fiscal 2005(H1) is assumed at the 18-month average;

•	MW: An overall constant MW from fiscal 2003 to fiscal 2005(H1) which is the result of an increase at Orkney 2 Mine and a decrease at Orkney 4 Mine. The LoM plan includes the 18-month average and other than for reductions due to varying contributions from individual reef horizons and development no further improvements are projected;

•	Development: Varying development rates from fiscal 2003 to fiscal 2005(H1) which largely reflect the nature of the remnant pillar mining. Provided that the necessary focus is maintained to ensure appropriate opening up then no significant issues are foreseen; and

•	Operating Expenditure: It is apparent that unit costs for all the underground operations have increased at a higher rate than inflation; however this also reflects the impact of fixed costs on reducing tonnage profiles. Overall performance in fiscal 2005(H1) has been significantly worse than fiscal 2004 and as previously stated SRK has used fiscal 2004 as the base for LoM forecasts. The projected costs for 2005(H2) are overall higher than that achieved in fiscal 2004 due to the impact of fixed components where tonnage reductions occur, but also in part due to service costs incurred which are not reported in the on-mine management cost historical statistics. These include:

•	ZAR1.6m of service shaft costs at Orkney 1 Mine;

•	ZAR6.5m of service shaft costs at Orkney 3 Mine;

•	ZAR1.4m per annum of service shaft cost at Orkney 6 Mine; and

•	ZAR3.7m per annum of service shaft costs at Orkney 7 Mine.

All costs are incurred at until cessation of mining operations at Orkney Operations. An assumption in the FMs is that these costs, whilst incurred have been distributed amongst all operating shafts in Orkney Operations. Further, SRK notes that these cost items are reflected in historical costs reported at the Tax Entity Level (Section 2.0) but are not allocated to specific production units in the on-mine historical reporting statistics.

Table 5.16 Orkney Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm	)	0	100	80	67	72	77	75	75	74	62	55
Orkney 2 Mine	(ktpm	)	0	61	39	33	35	40	39	39	38	37	38
Orkney 4 Mine	(ktpm	)	0	39	41	34	37	37	37	37	37	37	37

Grade	(g/t	)	0.0	9.0	7.4	6.6	6.7	6.8	7.0	7.0	7.0	7.1	6.7
Orkney 2 Mine	(g/t	)	0.0	11.3	8.6	6.9	7.2	7.5	7.7	7.7	7.9	8.5	7.8
Orkney 4 Mine	(g/t	)	0.0	5.4	6.3	6.3	6.1	6.1	6.1	6.1	6.1	6.1	6.2

MCF	(%	)	0%	81%	82%	81%	82%	82%	82%	82%	82%	82%	82%
Orkney 2 Mine	(%	)	0%	79%	79%	81%	80%	80%	80%	80%	80%	80%	80%
Orkney 4 Mine	(%	)	0%	86%	86%	80%	84%	84%	84%	84%	84%	84%	84%

MW	(cm	)	0	202	210	207	215	214	211	211	208	197	202
Orkney 2 Mine	(cm	)	0	217	239	261	267	257	249	249	243	227	248
Orkney 4 Mine	(cm	)	0	182	188	172	181	181	181	181	181	181	180

Development	(mpm	)	0	213	274	239	253	242	207	207	176	86	112
Orkney 2 Mine	(mpm	)	0	162	230	194	207	195	161	161	129	59	153
Orkney 4 Mine	(mpm	)	0	51	44	45	46	46	46	46	46	46	41

Operating Expenditure	(ZAR/t	)	0	282	346	439	394	385	379	379	379	369	352
Orkney 2 Mine	(ZAR/t	)	0	350	450	451	493	466	457	457	458	468	464
Orkney 4 Mine	(ZAR/t	)	0	176	244	428	298	297	297	297	297	300	297

5.8.5	LoM Plan

Table 5.17 below gives the total contribution of material sourced form the Mineral Resource and Mineral Reserve statements and other sources (vamping operations) to the LoM plan (Option ‘A’) for the Orkney Operations on a production unit basis. The total tonnage mined in the LoM plan is forecasted at 7.2Mt grading 6.8g/t and containing 1.6Moz of gold. Of this total some 0.2Mt grading 2.8g/t and containing 18koz of gold is sourced from vamping operations. Table 5.18 gives the annual forecasts for the LoM plan per production unit and includes the RoM tonnage, RoM grade, development (operating and capital) and operating expenditure for Orkney Operations.

Table 5.17 Orkney Operations: LoM RoM Summary – Option ‘A’

Mining Operations	1			2			1+2
	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Orkney 2 Mine	2,369	7.9	605	78	2.7	7	2,447	7.8	611
Orkney 4 Mine	4,836	6.3	972	119	2.9	11	4,955	6.2	983

Total	7,205	6.8	1,576	197	2.8	18	7,401	6.7	1,594

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources, notably vamping operations (Table 4.17 in Section 4.10 of this CPR).

The following comments apply in respect of operating Option ‘A’ and accompany the forecasts as included herein:

•	Continued vigilance with respect to minimising seismic activity. Despite this there is still a risk of a major seismic event; one such event in August 2004 caused significant damage to Orkney 4 Mine at 64 Level station and 66 Level loading arrangement. The shaft was stopped for 8 days. Clearly a major seismic event at these operations could be disastrous for personnel safety and production, an event of this magnitude may even prove fatal to the operation. No injuries were however reported;

•	Continuation of and adherence to the current agreements between Orkney Operations and VRO so as to ensure uninterrupted production; and

•	The recent increase in Mineral Reserves has relied on the assumption of the conversion of a significant portion of ‘Z’ blocks into the Mineral Reserve base. SRK notes that this conversion will be significantly reliant on rectifying the issues as highlighted in Section 4.9 of this CPR, and consequently remains a risk.

Table 5.18 Orkney Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	7,401	446	947	931	931	918	765	453	453	444	444	444	227
Orkney 2 Mine	(kt	)	2,447	219	493	478	478	466	312	0	0	0	0	0	0
Orkney 4 Mine	(kt	)	4,955	227	454	453	453	453	453	453	453	444	444	444	227

Grade	(g/t	)	6.7	6.7	6.8	7.0	7.0	7.0	7.1	6.1	6.1	6.3	6.3	6.3	6.2
Orkney 2 Mine	(g/t	)	7.8	7.2	7.5	7.7	7.7	7.9	8.5	0.0	0.0	0.0	0.0	0.0	0.0
Orkney 4 Mine	(g/t	)	6.2	6.1	6.1	6.1	6.1	6.1	6.1	6.1	6.1	6.3	6.3	6.3	6.2

Development	(m	)	14,865	1,518	2,901	2,488	2,488	2,108	1,033	556	556	556	556	106	0
Orkney 2 Mine	(m	)	9,478	1,240	2,345	1,932	1,932	1,553	477	0	0	0	0	0	0
Orkney 4 Mine	(m	)	5,387	278	556	556	556	556	556	556	556	556	556	106	0

Operating Expenditure	(ZAR/t	)	352	394	385	379	379	379	369	312	312	312	286	274	269
Orkney 2 Mine	(ZAR/t	)	464	493	466	457	457	458	468	0	0	0	0	0	0
Orkney 4 Mine	(ZAR/t	)	297	298	297	297	297	297	300	312	312	312	286	274	269

5.9	Kalgold Operations

Mining operations at Kalgold Operations comprises a single open-pit which is nearing depletion. The orebody varies in width from 12m to a folded 40m and dips steeply to the east. The Kalgold pit is planned to have an operational life of 3 years.

5.9.1	Mine Access and Mining Method

The access ramps are placed in the hanging wall eastern slope and are rebuilt with each push back, with frequent short duration closure due to blast spillage. The western slope is designed to track the orebody footwall to minimise waste mining.

Optimisation of the pit reflects a cut off of 1.7g/t, material below this cut off is stockpiled. Push back 4, which defines the final economic pit dimensions has started. Additional equipment is forecast to supplement the fleet capacity (additional 7 trucks)

The pit design was updated in November 2004, in conjunction with external consultants. There is a reasonable probability that production could be interrupted as the push back 4 is behind schedule, but the stockpile will assist in alleviating the problem.

The current high availability of head feed is due to the timely completion of pushback three. Mining the final bench in the narrow northern section of the pit is tightly constrained by the narrow mining width and only one more blast is planned in this area.

DME Pty Ltd has held the mining contract since June 2000 which is renegotiated annually. This contract is based on fixed rates for ore and waste haul profiles subject to changes in fuel price. Day work rates are specified for each equipment type. Water management is a fixed price.

The fleet comprises Liebherr 6m3 excavators, Caterpillar 55t trucks, Komatsu dozers and front end loaders, and Ingersoll Rand drill rigs capable of drilling hole diameters from 89mm to 115mm. The fleet appears in good condition and is maintained by the owner/contractor with major component repair done by the OEM’s. Trucks have run less than 30,000 hours. Additional trucking capacity will be needed to complete push-back 4 timeously.

5.9.2	Geotechnics

Recent revisions to the east and west wall designs have resulted in a reduction of Mineral Reserves. Trim blasting techniques have been applied with some success in the past but have not proved effective more recently. Blast hole barrel visibility on superficial inspection is less than 20%. The slope is considered high risk as it is planned to deepen to full depth (40m).

Cable anchors have been installed on a regular pattern in the bench faces on the last two benches of the western slope to improve stability. On the eastern slope loose material rests on the joint planes dipping into the pit.

Automated monitoring of the western and eastern slope has been introduced and no significant progressive movements observed to date.

The primary risks are related to loose material becoming dislodged and fall-out from the bedding planes comprising the continuous west slope, or from the inclined joint planes on the eastern slope.

5.9.3	Historical Mining Performance

Table 5.19 below presents the historical and medium term forecast mining statistics for the Kalgold Operations. The salient features for Kalgold Operations are:

•	RoM Tonnage: An increase in RoM tonnage from fiscal 2002 to fiscal 2005(H1) with the latter period performing better than planned, albeit at a marginally lower RoM grade. Other than the constraints previously mentioned in respect of the final pushback no significant issues are apparent in respect of the LoM plan reflected as operating Option ‘A’;

•	RoM Grade: A marginal increase in RoM grade from fiscal 2002 to fiscal 2004, with the reduction in 2005(H1) being largely aligned with that forecasted in the Mineral Reserve statement;

•	MCF: The historical MCF and future MCF is aligned and no significant changes are assumed for operating Option ‘A’. In this respect note comments associated with Table 4.16 (Section 4.3.7);

•	Waste Mined has varied in accordance with the various push backs over the operating life of the Kalgold pit, however in fiscal 2004 and due to the prevailing low ZAR gold price, waste stripping was curtailed and subsequently increased in accordance with the requirements of pushback 4; and

•	Operating Expenditure: Total operating expenditure is expressed per tonne of ore milled and largely reflects the variation waste tonnage mined. As the pit approaches the final pit limit and waste is mined in advance mining costs accordingly reduce.

Table 5.19 Kalgold Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm	)	80	90	104	133	110	119	119	119			118
Grade	(g/t	)	2.4	2.7	2.5	2.2	2.3	2.3	2.3	2.3			2.3
MCF	(%	)	107	107	107	107	107	107	107	107			107
Waste Mined	(ktpm	)	643	779	204	629	606	419	39	0			271
Operating Expenditure	(ZAR/t	)	122	92	92	87	103	90	89	71			90

5.9.4	LoM Plan

Table 5.2 below gives the total contribution of material sourced from the Mineral Resource and Mineral Reserve statements and other sources to the LoM plan (Option ‘A’) for the Kalgold Operations. The total tonnage mined in the LoM plan is forecasted at 3.9Mt grading 2.3g/t and containing 0.3Moz of gold all of which is planned to be mined from Mineral Reserves. Table 5.21 gives the annual forecasts for the LoM plan and includes RoM tonnage, RoM grade, striping ratio and operating expenditure.

Table 5.20 Kalgold Operations: LoM RoM Summary – Option ‘A’

Mining Operations	1			2			1+2
	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Kalgold Mine	3,963	2.3	296	0	0.0	0	3,963	2.3	296

Total	3,963	2.3	296	0	0.0	0	3,963	2.3	296

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources (Table 4.17 in Section 4.10 of this CPR).

Table 5.21 Kalgold Operations: LoM mining statistics – Option ‘A’

Mining Operations	Units		LoM	2005(H2)	2006	2007	2008	2009	2010
Tonnage	(kt	)	3,963	662	1,431	1,431	439	0	0
Grade	(g/t	)	2.3	2.3	2.3	2.3	2.3	0.0	0.0
Stripping Ratio	(twaste:tore	)	2.31	5.49	3.51	0.33	0.00	0.00	0.00
Operating Expenditure	(ZAR/t	)	90	103	90	89	71	0	0

The following comments apply in respect of operating Option ‘A’ and accompany the forecasts as included herein:

•	The mine is in the mature stage of development with the final pushback having started. Ore availability is adequate for the short to one year horizon, but thereafter SRK considers the stripping programme to be behind schedule and the mine could be waste bound for a period if the push back is not accelerated; and

•	The greatest risk facing the mining operation is the continued stability of both the west and east walls.

5.10	Australian Operations

Mining operations at the Australian Operations comprise the complexes of Mt. Magnet & Cue Mine and the South Kalgoorlie Mine. Both complexes comprise both underground and open-pit operations including the treatment of surface sources at the Checker (Mt. Magnet & Cue Mine) Plant and the Jubilee (South Kalgoorlie Mine) Plant. The individual production units range in planned operational life up to 7 years.

The Mt Magnet & Cue Mine currently comprises the Morning Star, Hill 50 and St George underground mines and 10 small satellite open-pit mines, as well as the treatment of low-grade stockpile material.

The South Kalgoorlie Mine comprises one underground operation the Mt. Marion underground mine and numerous open-pits.

5.10.1	Mine Access and Methods

Underground mining operations at Mt. Magnet & Cue Mine currently in operation comprise two mines: the Hill 50 underground mine has a remaining mine life until fiscal 2009(Q1) and the Morning Star Mine will cease production in fiscal 2005(H1). Construction of the decline portal of the new St George underground has commenced and stoping is planned to occur in fiscal 2005(H2). The mine life is short with depletion during fiscal 2006.

Declines with a gradient of 1 in 7 provide access to the underground mines and allow truck haulage from the stope entries to the surface. Stoping at the Hill 50 Mine is carried out at a depth of about 1,300m and the final depth of the Morning Star Mine is about 950m. Underground road trains are employed to haul the ore from the stope entries via the decline and surface haul roads to the run of mine pad at the mill. The high availability of the road trains is vital to maintain the production target at such depths, and insufficient availability of haulage capacity caused production delays in fiscal 2004, however the underground haulage contractor introduced another unit which has eased the pressure on availability this year.

There are now five units with a payload of 55t each, which are shared between the Hill 50 and Morning Star. Conventional low profile underground dump trucks will be employed in the shallow St George mine.

Uphole retreat stoping with standard remnant pillars extraction is employed as the main mining method at the operations. There have been incidents of stope failures at the Morning Star caused by slabbing of the hangingwall. At the Hill 50 mine production was severely impeded, when the firing of a close out pillar bridged. Unravelled waste from the stope wall above the pillar caused the bridging.

Underground mining operations at South Kalgoorlie Mine comprise Mt. Marion underground mine which provides approximately 40% of the mill feed tonnage and 49% of the contained gold to the Jubilee Plant. Based on the current Mineral Reserves which extend to a depth of about 800m the underground mine has a life of about four years. Sub-level caving is the mining method applied in the 3m to 20m wide steeply dipping orebody with a strike extension of about 300m. The vertical distance between sub-levels is 20m.

The ore is loaded at the sub-level draw point into low profile dump trucks and hauled via a decline with a gradient of 1 in 7.5 to the RoM pad on surface. Road trains carry the ore over a distance of 20km from the RoM pad to the Jubilee gold plant.

Open-pit mining operations at Mt. Magnet & Cue Mine are operated by conventional truck and shovel with moderate general slope angles of about 46º to 60º. Standard 110t Hitachi 1100 Hydraulic excavators in backhoe configuration and 85t payload rigid dump trucks are used for loading and haulage of waste and ore. The ramps are relative steep with a standard gradient of 1 in 8.

The open-pit mines are operated by contract mining companies. The contracts in place are based on standard schedule of rates. There is a separate contract for the surface haulage of ore by road trains. The haulage contractor currently provides five units on site. Generally the open-pits only have a mine life of less than one year.

The current limit of the Mineral Reserves is at about 1,680m depth; however the mineralisation is open at depth. SRK is of the opinion that mining beyond this depth would require major capital investments, with a revised hoisting system and refrigeration, and will likely require a change in the mining method. At the current time no formal technical studies have been undertaken to investigate extending the mine beyond the current Mineral Reserves.

Open pit mining operations at South Kalgoorlie Mine comprise numerous open pits, two of which comprise Mineral Reserves and are situated within 30km of the Jubilee Plant. The remaining pits which are classified as Mineral Resources deemed to be viable by open-pit methods and included in the LoM plan are situated within 40km maximum haul of the Jubilee Plant.

Mining methods and equipment is similar to that described for the open-pit operations at Mt. Magnet & Cue Mine.

5.10.2	Mine Ventilation

A ventilation raise failure at the Hill 50 Mine resulted in considerable production losses during fiscal 2003. Ventilation and slot raises are now excavated by means of Alimak raise climbers, which allow the bolting of the raise walls.

No significant ventilation issues are noted at the Mt Marion underground mine.

5.10.3	Geotechnics

At Hill 50 geotechnical issues are largely related to the mining configuration and resulting sill pillars which are unfavourably aligned with a highly deviatoric stress field. In-situ stress measurement at Hill 50 shows that the stress field has a principal stress to minor stress ratio of 3.A sill pillar on 17 Level will separate the affected area from new stoping areas below (18A stope). New cable bolting and ground support practices will be trialled in the 18A stope to minimise the risk stope failures by unravelling hanging wall material. It is also intended to schedule the mining sequence in such a way that the stope front does not create unmanageable stress concentrations. Seismicity is expected to remain an issue at the current and planned depth of mining, and a seismic monitoring system has been installed and commissioned in 2004.

Other geotechnical issues at both Mt. Magnet and Cue Mine and South Kalgoorlie Mine are largely related to minor pit-wall failures. These failures are however unlikely to impact on the total Mineral Reserves and are rather responsible for production delays as conditions stabilise.

5.10.4	Historical Mining Performance

Table 5.22 below presents the historical and medium term forecast mining statistics for the Australian Operations. The salient features for the Australian Operations are:

•	RoM Tonnage: A decrease in total RoM tonnage from fiscal 2003 to fiscal 2005(H1), principally through reduction in contribution from open pit mining operations. Underperformance during fiscal 2003 and fiscal 2004 (25% below plan) at Hill 50 are largely due to geotechnical and ventilation issues which not only impacted on production but due to the high fixed costs resulted in an increase in unit operating costs. Further, the trafficability on the main road from Mt. Marion underground mine to the Jubilee Plant was negatively affected due to heavy rains;

•	RoM Grade: A fluctuating RoM grade profile which is largely dependent upon the contribution from both underground and open pit sources. In respect of the open pit operations underachievement of planned grades is significant and has in certain instances exceeded 20%. SRK recognises the impact of the mining out of Mineral Reserves and even Mineral Resources in certain instances; however the consistent trend appears indicative of the limitations in the robustness of the underlying Mineral Resource estimates arising from a number of factors as noted in Section 4.0. Planned grades at the underground operations are significantly higher than historically achieved, specifically from fiscal 2008 onwards which given past performance carries a higher degree of risk;

•	Development: At the underground mining operations total development has decline from fiscal 2003 to fiscal 2005(H1) and is behind schedule for fiscal 2005. In accordance with the projected closure of the Mt Marion development is significantly reduced form 2008 onwards;

•	Open pit waste: At the open pit operations waste mining varies significantly given the numerous open-pits which contribute. Waste mining to date (fiscal 2005) is behind schedule however is not considered to have a significant impact on current operations. Waste mining is planned to cease from 2008 onwards, however the increasing haul distances from the current 20km to in excess of 100km at Mt. Magnet & Cue Mine will have a significant impact on operating margins; and

•	Operating Expenditure: At the underground mines operating expenditure has largely increased, this being affected by both lower than anticipated production and the resulting impact of fixed costs and also the increasing mean operating depth. At the open pits the increasing operating costs reflect both the planned reduction in tonnage and the increasing haul distances to the metallurgical plants.

Table 5.22 Australian Operations: historical and forecast mining statistics – Option ‘A’

Mining Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(ktpm	)	175	342	280	227	304	237	237	173	132	132	166
Underground	(ktpm	)	112	97	93	92	89	124	97	87	62	45	73
Open Pit	(ktpm	)	63	245	187	135	157	106	90	50	50	50	77
Surface	(ktpm	)	0	0	0	0	58	7	50	36	21	37	42

Grade	(g/t	)	3.7	2.9	2.9	3.6	3.4	4.1	3.5	3.6	3.9	3.9	3.8
Underground	(g/t	)	2.7	2.9	2.4	3.3	3.8	3.7	3.5	4.3	6.4	8.6	5.3
Open Pit	(g/t	)	5.3	1.4	2.4	3.1	3.3	3.6	3.9	4.8	2.5	2.5	3.5
Surface	(g/t	)	0.0	0.0	0.0	0.0	4.1	19.2	2.2	0.6	1.0	1.0	1.9

Stripping Ratio	(twaste:tore	)	9.89	4.60	5.45	7.77	9.34	4.87	4.38	0.00	0.00	0.00	3.87

Development	(mpm	)	692	807	521	569	821	676	402	362	200	40	624

Operating Expenditure	(ZAR/t	)	38	25	30	38	34	40	35	35	38	30	61
Underground	(ZAR/t	)	49	59	61	64	72	53	62	57	62	62	0
Open Pit	(ZAR/t	)	19	12	14	21	24	27	26	23	23	23	0
Surface	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0

5.10.5	LoM Plan

Table 5.23 below gives the total contribution of material sourced from the Mineral Resource and Mineral Reserve statements and any other sources to the LoM plan (Option ‘A’) for the Australian operations on a production unit type basis. The total tonnage mined in the LoM plan is forecasted at 15.0Mt grading 3.8g/t and containing 1.8Moz of gold. No other sources are included. Table 5.24 gives the annual forecasts for the LoM plan per production unit type and includes the RoM tonnage, RoM grade, stripping ratio for the open pits, total development for the underground mines and operating expenditure.

Table 5.23 Australian Operations: LoM RoM Summary – Option ‘A’

Mining Operations	1			2			1+2
	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Underground	6,598	6.1	1,294	0	0.0	0	6,598	6.1	1,294
Open Pit	5,093	2.7	441	0	0.0	0	5,093	2.7	441
Surface	3,272	1.0	101	0	0.0	0	3,272	1.0	101

Total	14,963	3.8	1,836	0	0.0	0	14,963	8.4	4,061

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources (Table 4.17 in Section 4.10 of this CPR).

The principal risk associated with the current LoM plans are directly related to the following:

•	The assumed reversal of the non-performance at the open-pit operations in respect of grade;

•	The ability to maintain the current operating margin at the open pits given the increasing haul distances; and

•	Improving on historical performance at the underground mining operations at Mt. Magnet & Cue.

Table 5.24 Australian Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	14,963	1,823	2,848	2,848	2,077	1,588	1,588	1,588	604
Underground	(kt	)	6,598	533	1,493	1,170	1,040	741	541	541	541
Open Pit	(kt	)	5,093	940	1,276	1,076	600	600	600	0	0
Surface	(kt	)	3,272	350	79	602	437	247	447	1,047	63

Grade	(g/t	)	3.8	3.4	4.1	3.5	3.6	3.9	3.9	3.3	7.2
Underground	(g/t	)	6.1	5.5	5.5	5.4	5.4	6.1	7.7	8.0	8.0
Open Pit	(g/t	)	2.7	3.0	2.6	2.9	2.5	2.5	2.5	0.0	0.0
Surface	(g/t	)	1.0	1.1	1.7	1.2	0.6	1.0	1.0	0.9	0.8

Stripping Ratio	(twaste:tore	)	3.87	9.34	4.87	4.38	0.00	0.00	0.00	0.00	0.00

Development	(m	)	25,087	4,923	8,109	4,827	4,344	2,400	483	0	0

Operating Expenditure	(ZAR/t	)	35	34	40	35	35	38	30	20	50
Underground	(ZAR/t	)	59	72	53	62	57	62	62	60	56
Open Pit	(ZAR/t	)	25	24	27	26	23	23	23	0	0
Surface	(ZAR/t	)	0	0	0	0	0	0	0	0	0

5.11	Papua New Guinea Operations

Mining operations at the PNG operations are currently focused on the development of the HVGP comprising the Hidden Valley and Hamata deposits. A Mining Lease Application with the final draft of the Memorandum of Agreement was lodged in October 2004 and the grant of the Mining Lease is expected during 2005(H2). The open-pits have an operating life of seven years commencing fiscal 2007.

The major critical path item is the construction of a new access road from the town of Bululo to the mill location at the Hamata site. The existing access is a steep and winding gravel road, which is not suitable for semi trailers and heavy loads such as the daily delivery of fuel for the on site equipment and power station.

5.11.1	Mine Access and Mining Method

It is anticipated that the mill and tailings facilities will be located adjacent to the Hamata pit. Pre-stripping material from the Hamata pit will be used for the construction of the tailings dam and a coffer dam. Following the depletion of the Hamata pit (within 12 months) the larger Hidden Valley/Kaveroi pit will provide the majority mill feed. A 4.5km long overland conveyor, with a capacity of 650t/hr will carry the crushed ore from the Hidden Valley RoM pad to the mill. The mill is situated at an altitude 335m below the RoM pad. The conveyor drive motors will work regenerative in the steady state of conveying.

Pre-stripping material is planned to be used to build a sufficiently large RoM pad in the mountainous topography, however SRK considers that additional work needs to be undertaken to assess the likely low-grade material that may need to be stockpiled over and above the planned production based on the Mineral Reserves.

Slopes have bench heights of 20m, separated by 7m wide berms. The batter angles vary between 45º in near surface weathered material and 60º to 65º in fresh rock in the Hidden Valley pit and 50º to 70º in the Hamata pit. Most of the excavations are on steep mountainsides, the average strip ratio of the life of mine is 13 to 1. The planned annual mine capacity is 3.5Mtpa.

The scheduling and costing has been based around a mining fleet of 170t/315t hydraulic excavators and 100t/185t capacity haul trucks. Ancillary equipment will consist of four drills, bulldozers, rubber tyred dozers, graders, compactor and a water trucks. The original feasibility study assumed lease of the major earthmoving plant. Harmony has reconsidered this strategy and is now pursuing the purchase options from the major equipment suppliers. The cash flow presented is based on capital equipment purchase on an owner-operated basis. An average mining operating cost of A$3.03/bcm for the operation with an average annual movement of 19Mbcm.

Drilling and blasting will be carried out using 127mm holes and ANFO for dry holes and emulsion for wet holes. Blast patterns vary from 8m by 5.9m in oxide material to 4.8m by 4.9m in fresh material. Powder factors vary from 0.25kg/bcm to 0.5kg/bcm. Pre-splitting will be applied at the final walls using 105mm holes.

Mine water management in the high rainfall environment with annual precipitations of about 2,900mm requires the run-off control of surface water and the depressurisation of in-pit slopes through horizontal dewatering wells.

A substantial proportion of the waste rock from Hidden Valley/Kaveroi is potentially acid forming (“PAF”) metasediment. Such waste will be mined and placed separately in the designated PAF waste rock dump. All waste rock from this pit will be placed in adjacent ‘valley fill’ dumps.

5.11.2	Geotechnics

Based on the Feasibility Study, SRK considers that the design parameters as incorporated in to the LoM plan are appropriate and are reflected in the engineered pit designs as stated above.

5.11.3	LoM Plan

Table 5.25 below gives the monthly mining operating statistics for the open pits where mining operations commence during fiscal 2007. Table 5.26 gives the total contribution to the LoM plan from the open pits. The total tonnage forecasted is 21.5Mt grading 3.0g/t and containing 2.0Moz of gold and the projected silver grade is 42.7g/t which is mined at an average stripping ratio of 12.7:1 Table 5.27 gives the annual forecasts for the LoM plan and includes RoM tonnage, RoM grades (gold and silver), stripping ratio and operating expenditure.

Table 5.25 PNG Operations: LoM mining statistics – Option ‘A’

Mining Operations	Units		2007	2008	2009	2010	LoM
Tonnage	(ktpm	)	229	290	290	290	281
Grade – Au	(g/t	)	2.9	3.0	2.9	3.0	3.0
Grade – Ag	(g/t	)	7.7	34.3	45.1	54.1	42.7
Stripping Ratio	(twaste:tore	)	7.8[9]	13.07	13.06	12.75	12.74
Operating Expenditure	(ZAR/t	)	9	16	17	17	15

Table 5.26 PNG Operations: LoM RoM Summary – Option ‘A’

	1			2			1+2
Mining Operations	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
HVGP	21,459	3.0	2,041	0	0	0	21,459	3.0	2,041

Total	21,459	3.0	2,041	0	0.0	0	21,459	3.0	2,041

Table 5.27 PNG Operations: LoM mining statistics – Option ‘A’

Mining Operations	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013
Tonnage	(kt	)	21,459	0	0	2,752	3,483	3,480	3,481	3,500	3,504	1,259
Grade – Au	(g/t	)	3.0	0.0	0.0	2.9	3.0	2.9	3.0	3.2	2.8	2.7
Grade – Ag	(g/t	)	42.7	0.0	0.0	7.7	34.3	45.1	54.1	44.9	60.8	47.2
Stripping Ratio	(twaste:tore	)	12.74	0.00	0.00	7.89	13.07	13.06	12.75	12.60	13.27	20.52
Operating Expenditure	(ZAR/t	)	15	0	0	9	16	17	17	17	18	6

The following comments apply in respect of operating Option ‘A’ and accompany the forecasts as included herein:

•	Operating expenditure: Following a comparison with other mining operations in PNG and elsewhere SRK considers the operating expenditure may be understated by some 10%; and

•	Stockpiles: SRK considers that a low-grade stockpile should be established and be designed and constructed in such a way, that the material can potentially be recovered and processed at the end of the mine life.

5.12	Mining Summary

Table 5.28 below gives the total LoM mining statistics for the Mining Assets for operating Option ‘A’. Table 5.29a and Table 5.29b present the annual LoM mining statistics for RoM tonnage, RoM grade and operating expenditure.

The total tonnage mined in the LoM plan is 342.7Mt grading 5.6g/t and containing 61.4Moz. Of this total some 5.9Mt grading 4.8g/t and containing 0.9Moz of gold is sourced from vamping operations.

The following comments apply in respect of operation Option ‘A’ and accompany the forecasts as included herein:

•	The impact of the key assumption that operating expenditures incurred in fiscal 2004 is a more appropriate base for future cost projection than that experienced in fiscal 2005 at the South African operations;

•	The impact of the key assumptions regarding the MCF at Tshepong Mine and Elandsrand Mine, given their material contribution to overall performance at the South African operations;

•	The impact of the Evander Rolspruit Project and the Evander Poplar Project should these not be given board approval; and

•	The impact of the various production options in respect of both Mineral Reserve statements and future efficiencies;

Table 5.28 Mining Operations: LoM RoM Summary – Option ‘A’

	1			2			1+2
Mining Operations	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Freegold Operations	83,547	5.4	14,479	528	4.1	69	84,075	5.4	14,548
West Wits Operations	74,196	6.2	14,816	2,898	5.5	515	77,094	6.2	15,331
Target Operations	23,205	6.5	4,859	0	0.0	0	23,205	6.5	4,859
Harmony Free State Operations	41,603	4.7	6,294	867	3.0	84	42,470	4.7	6,378
Evander Operations	65,694	6.8	14,287	1,413	4.8	216	67,107	6.7	14,503
Orkney Operations	7,205	6.8	1,576	197	2.8	18	7,401	6.7	1,594
Kalgold Operations	3,963	2.3	296	0	0.0	0	3,963	2.3	296
Australian Operations	14,963	3.8	1,836	0	0.0	0	14,963	3.8	1,836
Papua New Guinea Operations	21,459	3.0	2,041	0	0.0	0	21,459	3.0	2,041

Total	335,834	5.6	60,483	5,903	4.8	902	341,737	5.6	61,386

(1)	Tonnage, grade and content reflected under ‘1’ above identify the contributions to the LoM plan from the Mineral Resource and Mineral Reserve statement.
(2)	Tonnage, grade and content reflected under ‘2’ above identify the contributions to the LoM plan from other sources, notably vamping operations (Table 4.17 in Section 4.10 of this CPR).

Table 5.29a Mining Operations: LoM mining statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	341,737	12,524	24,951	27,320	26,112	25,502	23,540	22,494	21,279	17,334	15,924	15,777	15,714	15,547	13,410	11,036	7,990
Freegold Operations	(kt	)	84,075	3,121	6,253	5,845	5,848	5,840	5,831	5,815	5,340	5,280	5,280	5,280	5,280	5,280	4,450	2,791	1,077
West Wits Operations	(kt	)	77,094	2,902	6,178	6,577	6,761	7,145	6,247	5,454	5,265	4,312	4,340	4,134	3,489	3,123	2,370	1,948	1,749
Target Operations	(kt	)	23,205	630	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Harmony Free State Operations	(kt	)	42,470	2,054	4,290	3,977	3,669	3,631	2,728	2,728	2,692	2,508	2,395	2,417	2,486	2,427	1,612	1,235	441
Evander Operations	(kt	)	67,107	887	1,743	1,700	1,644	1,639	1,641	1,696	2,161	2,271	2,205	2,243	2,973	3,458	3,718	3,802	3,463
Orkney Operations	(kt	)	7,401	446	947	931	931	918	765	453	453	444	444	444	227	0	0	0	0
Kalgold Operations	(kt	)	3,963	662	1,431	1,431	439	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(kt	)	14,963	1,823	2,848	2,848	2,077	1,588	1,588	1,588	604	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(kt	)	21,459	0	0	2,752	3,483	3,480	3,481	3,500	3,504	1,259	0	0	0	0	0	0	0

Grade	(g/t	)	5.6	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.4	5.8	5.9	5.9	5.9	5.7	5.9	6.8	6.8
Freegold Operations	(g/t	)	5.4	5.1	5.3	5.2	5.4	5.6	6.0	6.2	5.8	5.0	4.4	4.4	4.4	4.0	4.7	6.9	7.6
West Wits Operations	(g/t	)	6.2	4.0	4.2	4.6	4.8	5.1	5.6	6.1	6.2	7.4	7.4	7.5	7.8	7.9	8.1	8.1	8.1
Target Operations	(g/t	)	6.5	6.5	6.1	6.9	8.1	8.2	7.1	6.8	6.6	6.4	6.7	7.1	6.7	6.3	5.1	5.9	4.7
Harmony Free State Operations	(g/t	)	4.7	4.4	4.5	4.5	4.6	4.6	4.8	4.8	4.9	4.8	4.8	4.8	4.7	4.8	4.6	4.8	4.8
Evander Operations	(g/t	)	6.7	5.5	5.5	5.5	5.5	5.5	5.5	5.6	6.6	7.2	6.8	6.7	6.8	6.8	6.9	6.9	6.9
Orkney Operations	(g/t	)	6.7	6.7	6.8	7.0	7.0	7.0	7.1	6.1	6.1	6.3	6.3	6.3	6.2	0.0	0.0	0.0	0.0
Kalgold Operations	(g/t	)	2.3	2.3	2.3	2.3	2.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(g/t	)	3.8	3.4	4.1	3.5	3.6	3.9	3.9	3.3	7.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(g/t	)	3.0	0.0	0.0	2.9	3.0	2.9	3.0	3.2	2.8	2.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	288	268	273	249	254	265	269	270	273	290	293	298	303	300	313	346	346
Freegold Operations	(ZAR/t	)	301	306	310	323	325	330	348	356	332	283	235	232	230	212	246	366	372
West Wits Operations	(ZAR/t	)	304	242	243	243	240	250	261	276	275	334	334	353	373	397	422	411	415
Target Operations	(ZAR/t	)	262	250	250	258	254	269	251	255	257	262	279	277	282	274	284	260	252
Harmony Free State Operations	(ZAR/t	)	328	320	315	314	315	314	333	333	334	338	333	332	329	332	337	335	406
Evander Operations	(ZAR/t	)	341	400	400	398	398	398	397	409	362	328	318	333	341	334	323	330	330
Orkney Operations	(ZAR/t	)	352	394	385	379	379	379	369	312	312	312	286	274	269	0	0	0	0
Kalgold Operations	(ZAR/t	)	90	103	90	89	71	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(ZAR/t	)	161	157	185	163	164	177	139	95	232	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(ZAR/t	)	71	0	0	44	73	78	81	80	82	27	0	0	0	0	0	0	0

Table 5.29b Mining Operations: LoM mining statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	7,889	7,110	5,773	4,627	4,312	3,182	2,660	2,378	2,221	2,207	1,541	466	465	291	160
Freegold Operations	(kt	)	1,077	1,077	1,077	1,077	1,077	79	0	0	0	0	0	0	0	0	0
West Wits Operations	(kt	)	1,701	1,247	793	623	447	288	0	0	0	0	0	0	0	0	0
Target Operations	(kt	)	1,260	1,260	633	54	86	288	94	0	0	0	0	0	0	0	0
Harmony Free State Operations	(kt	)	351	351	351	126	0	0	0	0	0	0	0	0	0	0	0
Evander Operations	(kt	)	3,500	3,174	2,919	2,747	2,702	2,526	2,567	2,378	2,221	2,207	1,541	466	465	291	160
Orkney Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Grade	(g/t	)	6.7	7.0	7.4	7.4	7.5	7.3	7.2	7.3	7.3	7.3	7.9	5.5	5.5	6.0	6.0
Freegold Operations	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
West Wits Operations	(g/t	)	8.1	8.4	9.0	9.0	9.1	9.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Target Operations	(g/t	)	4.7	6.6	8.7	6.0	6.6	5.4	4.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Harmony Free State Operations	(g/t	)	4.6	4.6	4.6	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander Operations	(g/t	)	6.7	6.6	6.9	7.1	7.1	7.3	7.3	7.3	7.3	7.3	7.9	5.5	5.5	6.0	6.0
Orkney Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Kalgold Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	336	341	352	361	337	337	324	336	321	305	313	388	387	361	272
Freegold Operations	(ZAR/t	)	375	385	389	390	303	298	0	0	0	0	0	0	0	0	0
West Wits Operations	(ZAR/t	)	406	412	468	470	451	451	0	0	0	0	0	0	0	0	0
Target Operations	(ZAR/t	)	252	252	252	252	252	252	252	0	0	0	0	0	0	0	0
Harmony Free State Operations	(ZAR/t	)	389	389	349	336	0	0	0	0	0	0	0	0	0	0	0
Evander Operations	(ZAR/t	)	315	329	329	328	334	335	327	336	321	305	313	388	387	361	272
Orkney Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

6.	METALLURGICAL PROCESSING

6.1	Introduction

This section includes discussion and comment on the metallurgical processing aspects associated with the Mining Assets. Specifically, detail and comment is given on the process metallurgy and process engineering aspects relating to plant capacity, metallurgical recovery, metallurgical accounting, gold clean-up and operating expenditure for the execution of the LoM plan presented as operating Option ‘A’.

The following section includes historical and forecast statistics in respect of the metallurgical processing which include operating expenditures. As for all other operating expenditures (other than those projects for which Feasibility Studies are available) SRK has based its view of future projections on that achieved during fiscal 2004, inflated to 1 January 2005 money terms. Notwithstanding this comment, SRK notes that given the absence in certain instances of long-term strategic planning, potential exists to optimise these expenditures by consideration of the requirements of the combined reporting entity (Operations). Furthermore historical statistics exclude those operations which are not included in the various operating Options.

Metallurgical recoveries, unless where expressly stated otherwise have been largely based on the application of ‘White’s rule’ which determines future residue grades based on a relationship between historical head grades and residue grades and future head grades.

Estimation of clean-up gold is largely based on application of empirical relationships metallurgical plant flow sheet, plant age, historical and future gold throughput.

6.2	Freegold Operations

Freegold Operations comprise three active processing plants: FS1 Plant; Joel Plant; and St. Helena plant: and one plant FS2 Plant currently undergoing clean-up as part of a closure programme. FS1 Plant is projected to operate until fiscal 2026; Joel Plant until fiscal 2012; and St. Helena Plant until fiscal 2006.

6.2.1	Processing Facilities

FS1 Plant currently processes underground ore delivered by either road or rail, although waste rock and various surface accumulations have been processed in the past. The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two RoM mills, two conventional thickeners, cyanide leach, CIP adsorption, AARL elution, zinc precipitation, smelting and tailings disposal. Loaded carbon is also received from Joel Plant for elution. The process flow diagram is shown in Figure 6.1.

The fully autogenous reef milling capacity is 390ktpm. It is proposed to increase mill throughput to 440ktpm through the addition of steel ball grinding media, at which stage leach/CIP becomes limiting.

Historical metallurgical recoveries have ranged between 97% and 96% in accordance with fluctuations in head grade and ore sources.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements.

St Helena Plant predominantly treats waste rock and other miscellaneous surface materials. The plant was commissioned in 1978 and the current circuit comprises RoM milling, thickening, leaching, filtration, zinc precipitation, smelting and tailings disposal. The schematic flowsheet is shown in Figure 6.3.

Presently only two of the five original milling circuits are operational. On the basis of semi autogenous operation, current reef milling capacity is approximately 100ktpm, which reduces to the present operating capacity of approximately 90ktpm processing waste.

Historical metallurgical recoveries have ranged between 85% and 82% in accordance with fluctuations in head grade and ore sources.

The plant is generally in a good condition although there are signs of corrosion, particularly in the leach area. Planned filter overhauls have also fallen behind schedule. There is no intention to reverse this and operating costs and efficiencies can be expected to deteriorate towards the end of projected operations.

Joel Plant currently processes underground ore delivered by road from the nearby South Shaft, although until very recently waste rock constituted a significant proportion of plant feed. The plant was commissioned in 1987 with a circuit comprising conventional ROM milling, thickening, leach, CIP adsorption, elution, electrowinning, smelting and tailings disposal. Due to observed preg robbing characteristics of the ore, the leach and adsorption circuit was reconfigured as a CIL circuit to realise improved metallurgical recoveries. Elution has since been discontinued at Joel Plant and loaded carbon is transported to FS1 Plant for elution. The process flow diagram is shown in Figure 6.2.

Joel Plant was originally designed as a fully autogenous reef mill with a capacity of 120ktpm. Following certain modifications the reef capacity was increased to 150ktpm with the mills running semi autogenously. This will be achieved by intermittent operation of the mills in autogenous mode, removal of the CIL tanks from circuit and operation of a single leach stage and the CIP adsorption circuit. Consideration is also currently being given to treatment of ore from Joel Mine elsewhere with dedication of the Joel Plant to the treatment of waste rock.

Historical metallurgical recoveries have ranged between 93% and 91% in accordance with fluctuations in head grade and ore sources. Improper cyanide control and inadequate removal of fine carbon however are thought to have contributed recently to below budget recovery.

Joel Plant is projected to be in use until underground operations cease. Generally the plant is considered to be in good condition both mechanically and structurally although the level of housekeeping offers room for improvement.

6.2.2	Historical Performance

Table 6.1 below gives the historical and forecast plant operating statistics for the metallurgical plants in operation at Freegold Operations.

Table 6.1 Freegold Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units		2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm	)	585	518	608	537	520
FS1 Plant	(ktpm	)	449	395	412	403	428
St. Helena Plant	(ktpm	)	0	0	76	82	39
Joel Plant	(ktpm	)	136	123	121	53	53

Grade	(g/t	)	5.3	5.0	4.0	4.9	5.1
FS1 Plant	(g/t	)	6.3	6.0	5.2	5.9	5.6
St. Helena Plant	(g/t	)	0.0	0.0	0.9	1.1	0.6
Joel Plant	(g/t	)	2.1	1.8	2.0	3.6	4.4

Metallurgical Recovery	(%	)	96.6	96.5	98.5	95.1	95.1
FS1 Plant	(%	)	97.0	97.0	99.8	95.8	95.6
St. Helena Plant	(%	)	0.0	0.0	85.1	81.6	62.9
Joel Plant	(%	)	92.6	91.2	91.3	92.4	93.1

Metallurgical Accountability	(%	)	101.9	100.9	100.2	103.3	100.0
FS1 Plant	(%	)	102.5	100.4	100.5	102.4	100.0
St. Helena Plant	(%	)	100.0	100.0	106.4	106.4	100.0
Joel Plant	(%	)	95.6	107.2	95.3	113.8	100.0

Operating Expenditure	(ZAR/t	)	18	23	25	27	27
FS1 Plant	(ZAR/t	)	19	21	20	22	20
St. Helena Plant	(ZAR/t	)	0	0	40	39	63
Joel Plant	(ZAR/t	)	17	28	32	45	51

At FS1 Plant process throughput has decreased slightly over the reporting period, and is intended to remain constant at 440ktpm on completion of the necessary plant alterations. At Joel Plant historical throughput has decreased owing to cessation of processing of surface sources. No data was available for the St. Helena Plant for fiscal 2002 and fiscal 2003.

Metallurgical recoveries largely reflect the change in head grade over the reporting periods. Plant accountability has generally remained range bound for FS1 Plant, however fluctuations, albeit positive in the main at St. Helena Plant and Joel Plant are considered reflective of the source mix and plant inefficiencies respectively.

Operating expenditure has generally fluctuated with tonnage and has increased appreciably at St. Helena Plant and Joel Plant due to the reduction in throughput.

6.2.3	LoM Plan

The LoM metallurgical statistics for Freegold Operations is given in Table 6.2a and Table 6.2b below. In summary the salient features are:

•	The projected cessation of processing operations for FS1 Plant; St. Helena Plant and Joel Plant in fiscal 2026, fiscal 2006 and fiscal 2012, respectively;

•	The significant reduction in tonnage through FS1 plant from fiscal 2019 onwards following closure of various mining operations;

•	Average LoM metallurgical recoveries of 95.6%, 62.9% and 93.2% for FS1 Plant; St. Helena Plant and Joel Plant, respectively;

•	Gold clean-up estimates of 26koz, 6koz, 6koz for FS1 Plant, St. Helena Plant and Joel Plant, respectively, which are assumed to be recovered on closure as per the dates specified above;

•	Silver production based on a physical equivalent approximation of 10% of gold production in any given reporting period; and

•	Overall reduction in processing costs as the influence of the higher cost units diminish followed by an increase following the planned unit reduction in throughput at FS.

Table 6.2a Freegold Operations: LoM metallurgical processing statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	84,075	3,121	6,253	5,845	5,848	5,840	5,831	5,815	5,340	5,280	5,280	5,280	5,280	5,280	4,450	2,791	1,077
FS1 Plant	(kt	)	79,707	2,566	5,280	5,280	5,280	5,280	5,280	5,280	5,280	5,280	5,280	5,280	5,280	5,280	4,450	2,791	1,077
St. Helena Plant	(kt	)	629	236	393	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Joel Plant	(kt	)	3,739	318	580	566	568	560	551	536	60	0	0	0	0	0	0	0	0

Grade	(g/t	)	5.4	5.1	5.3	5.2	5.4	5.6	6.0	6.2	5.8	5.0	4.4	4.4	4.4	4.0	4.7	6.9	7.6
FS1 Plant	(g/t	)	5.5	5.6	5.7	5.3	5.6	5.7	6.2	6.3	5.8	5.0	4.4	4.4	4.4	4.0	4.7	6.9	7.6
St. Helena Plant	(g/t	)	0.6	0.6	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Joel Plant	(g/t	)	4.5	4.4	4.5	4.5	4.5	4.5	4.5	4.5	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Metallurgical Recovery	(%	)	95.5	95.1	95.2	95.3	95.4	95.5	95.6	95.7	95.7	95.4	95.1	95.1	95.0	94.8	95.2	96.1	96.2
FS1 Plant	(%	)	95.6	95.6	95.7	95.5	95.6	95.6	95.8	95.9	95.7	95.4	95.1	95.1	95.0	94.8	95.2	96.1	96.2
St. Helena Plant	(%	)	62.9	62.9	62.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Joel Plant	(%	)	93.2	93.1	93.2	93.2	93.2	93.2	93.2	93.2	93.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Recovered Gold	(koz	)	13,889	485	1,006	928	977	995	1,075	1,103	947	814	717	710	707	648	636	598	254
FS1 Plant	(koz	)	13,383	440	924	852	901	921	1,002	1,031	939	814	717	710	707	648	636	598	254
St. Helena Plant	(koz	)	7	3	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Joel Plant	(koz	)	499	42	77	75	76	75	74	71	8	0	0	0	0	0	0	0	0

Clean-Up Gold	(koz	)	41	0	6	0	0	0	0	0	6	0	0	0	0	0	0	0	0
FS1 Plant	(koz	)	29	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
St. Helena Plant	(koz	)	6	0	6	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Joel Plant	(koz	)	6	0	0	0	0	0	0	0	6	0	0	0	0	0	0	0	0

Saleable Gold	(koz	)	13,929	485	1,011	928	977	995	1,075	1,103	953	814	717	710	707	648	636	598	254
FS1 Plant	(koz	)	13,412	440	924	852	901	921	1,002	1,031	939	814	717	710	707	648	636	598	254
St. Helena Plant	(koz	)	13	3	10	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Joel Plant	(koz	)	505	42	77	75	76	75	74	71	14	0	0	0	0	0	0	0	0

Saleable Silver	(koz	)	1,393	48	101	93	98	100	108	110	95	81	72	71	71	65	64	60	25
FS1 Plant	(koz	)	1,341	44	92	85	90	92	100	103	94	81	72	71	71	65	64	60	25
St. Helena Plant	(koz	)	1	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Joel Plant	(koz	)	50	4	8	8	8	7	7	7	1	0	0	0	0	0	0	0	0

Operating Expenditure	(ZAR/t	)	23	27	27	23	23	23	23	23	21	20	20	20	20	20	20	22	26
FS1 Plant	(ZAR/t	)	21	20	20	20	20	20	20	20	20	20	20	20	20	20	20	22	26
St. Helena Plant	(ZAR/t	)	74	63	81	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Joel Plant	(ZAR/t	)	53	51	51	52	52	53	53	54	119	0	0	0	0	0	0	0	0

Table 6.2b Freegold Operations: LoM metallurgical processing statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	1,077	1,077	1,077	1,077	1,077	79
FS1 Plant	(kt	)	1,077	1,077	1,077	1,077	1,077	79
St. Helena Plant	(kt	)	0	0	0	0	0	0
Joel Plant	(kt	)	0	0	0	0	0	0

Grade	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7
FS1 Plant	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7
St. Helena Plant	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0
Joel Plant	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0

Metallurgical Recovery	(%	)	96.2	96.2	96.2	96.2	96.2	96.3
FS1 Plant	(%	)	96.2	96.2	96.2	96.2	96.2	96.3
St. Helena Plant	(%	)	0.0	0.0	0.0	0.0	0.0	0.0
Joel Plant	(%	)	0.0	0.0	0.0	0.0	0.0	0.0

Recovered Gold	(koz	)	254	254	254	254	254	19
FS1 Plant	(koz	)	254	254	254	254	254	19
St. Helena Plant	(koz	)	0	0	0	0	0	0
Joel Plant	(koz	)	0	0	0	0	0	0

Clean-Up Gold	(koz	)	0	0	0	0	0	29
FS1 Plant	(koz	)	0	0	0	0	0	29
St. Helena Plant	(koz	)	0	0	0	0	0	0
Joel Plant	(koz	)	0	0	0	0	0	0

Saleable Gold	(koz	)	254	254	254	254	254	48
FS1 Plant	(koz	)	254	254	254	254	254	48
St. Helena Plant	(koz	)	0	0	0	0	0	0
Joel Plant	(koz	)	0	0	0	0	0	0

Saleable Silver	(koz	)	25	25	25	25	25	5
FS1 Plant	(koz	)	25	25	25	25	25	5
St. Helena Plant	(koz	)	0	0	0	0	0	0
Joel Plant	(koz	)	0	0	0	0	0	0

Operating Expenditure	(ZAR/t	)	26	26	26	26	26	251
FS1 Plant	(ZAR/t	)	26	26	26	26	26	251
St. Helena Plant	(ZAR/t	)	0	0	0	0	0	0
Joel Plant	(ZAR/t	)	0	0	0	0	0	0

6.3	West Wits Operations

West Wits Operations comprise three active processing plants: Elandsrand Plant; Cooke Plant; and Doornkop Plant: and one plant Deelkraal Plant currently undergoing clean-up as part of a closure programme. Elandsrand Plant is projected to operate until 2026; Cooke Plant until 2022; and Doornkop Plant until 2012.

6.3.1	Processing Facilities

Elandsrand Plant currently processes underground ore from Elandsrand Mine which is delivered to Elandsrand Plant by conveyor. The plant was commissioned in 1978 and comprises RoM milling, thickening, cyanide leaching, CIP adsorption and tailings disposal. Elandsrand Plant also operates a waste washing section, with washed fines joining the reef feed and oversize being stockpiled. A pump cell CIP circuit was commissioned as an upgrade in 1999. Loaded carbon is transported some 50km to the Cooke Plant for elution and regeneration. A portion of the tailings is cycloned ahead of disposal to produce backfillThe reef milling capacity is 331ktpm. The schematic process flow sheet is shown in Figure 6.4.

Historical metallurgical recoveries have ranged between 97% and 95% in accordance with fluctuations in head grade and ore sources.

SRK considers the plant to be generally in excellent condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements.

Cooke Plant currently processes underground ore delivered from Cooke 1 Mine, Cooke 2 Mine, Cooke 3 Mine and Doornkop Mine. The plant was commissioned in 1977 as a gold and uranium plant. Uranium operations ceased in 1989 and parts of the Uranium plant were utilised to convert from filtration and zinc precipitation to CIP/CIL. The current operation comprises RoM milling, thickening and cyanidation in a hybrid CIP/CIL circuit, elution, electrowinning and tailings disposal. Loaded carbon from Doornkop Plant is added to the CIL circuit for further loading and loaded carbon from Elandsrand Plant is separately eluted and regenerated. Gold slime from electrowinning is transferred to the Musuku refinery, the Harmony refinery situated in Virginia, Free State Province. The schematic process flow sheet is shown in Figure 6.5.

The plant was designed as a 250ktpm gold and uranium plant, the capacity of which was increased to 300ktpm in 1982 with 280ktpm mill capacity the current limit.

Historical metallurgical recoveries have ranged between 98% and 95% in accordance with fluctuations in head grade and ore sources.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements.

Doornkop Plant is currently dedicated to processing waste rock and other surface accumulations. The plant was commissioned in 1985 and comprises RoM milling, thickening, cyanide leaching, CIP adsorption and tailings disposal. Loaded carbon is transported to Cooke Plant for further loading ahead of elution and regeneration. The current process flow diagram is shown in Figure 6.6.

Doornkop Plant was commissioned with an initial reef milling capacity of 100ktpm. This was expanded in 1987 to a waste milling capacity of around 220ktpm.

Cooke Plant and Doornkop Plants are linked by rail and thus management has the ability, if so required to use these plants interchangeably.

Historical metallurgical recoveries have ranged between 99% and 90% in accordance with fluctuations in head grade and ore sources

SRK considers the plant to be generally in very good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements.

6.3.2	Historical Performance

Table 6.3 below gives the historical and forecast plant operating statistics for the metallurgical plants in operation at West Wits Operations.

Table 6.3 West Wits Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units		2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm	)	571	567	507	483	484
Elandsrand Plant	(ktpm	)	174	157	124	85	99
Cooke Plant	(ktpm	)	231	235	221	215	201
Doornkop Plant	(ktpm	)	166	175	163	183	183

Grade	(g/t	)	4.3	3.9	3.7	3.2	4.0
Elandsrand Plant	(g/t	)	5.6	5.9	6.0	6.4	7.9
Cooke Plant	(g/t	)	5.7	5.0	4.7	4.2	5.2
Doornkop Plant	(g/t	)	1.2	0.7	0.6	0.6	0.5

Metallurgical Recovery	(%	)	96.0	96.6	95.3	95.0	95.9
Elandsrand Plant	(%	)	96.2	95.2	95.7	96.5	97.0
Cooke Plant	(%	)	96.5	98.4	95.7	95.4	95.9
Doornkop Plant	(%	)	92.7	89.1	87.0	84.3	87.0

Metallurgical Accountability	(%	)	99.8	98.8	100.3	97.7	100.0
Elandsrand Plant	(%	)	99.1	99.0	102.0	97.2	100.0
Cooke Plant	(%	)	100.6	98.7	100.2	97.8	100.0
Doornkop Plant	(%	)	97.9	98.2	89.6	98.5	100.0

Operating Expenditure	(ZAR/t	)	25	24	25	24	27
Elandsrand Plant	(ZAR/t	)	24	26	28	32	34
Cooke Plant	(ZAR/t	)	23	23	24	24	28
Doornkop Plant	(ZAR/t	)	27	23	23	20	23

At Elandsrand Plant process throughput has decreased over the reporting period, and this decline is projected to be reversed as production from the SSDP increases. At Cooke Plant historical throughput has remained relatively constant with a slight decreasing trend. At Doornkop Plant throughput has increased in line with treatment of additional surface sources.

Metallurgical recoveries largely reflect the change in head grade over the reporting periods. Plant accountability has generally remained range bound for Elandsrand Plant and Cooke Plant. At Doornkop Plant however there would appear to be some significant fluctuations, notably in fiscal 2004 as a result of the various surface sources.

Operating expenditure has generally fluctuated with tonnage.

6.3.3	LoM Plan

The LoM metallurgical statistics for West Operations is given in Table 6.4a and Table 6.4b below. In summary the salient features are:

•	The projected cessation of processing operations for Elandsrand Plant; Cooke Plant and Doornkop Plant in fiscal 2026, fiscal 2021 and fiscal 2012, respectively;

•	The significant increase in RoM tonnage through Elandsrand plant from fiscal 2007 onwards following completion of the SSDP at Elandsrand Mine. The notable decrease in RoM tonnage through Cooke Plant in fiscal 2010 and fiscal 2016 following closure of certain mining operations;

•	Average LoM metallurgical recoveries of 97.1%, 96.2% and 87.0% for Elandsrand Plant; Cooke Plant and Doornkop Plant, respectively;

•	Gold clean-up estimates of 24koz, 36koz, 8koz for Elandsrand Plant; Cooke Plant and Doornkop Plant, respectively, which are assumed to be recovered on closure as per the dates specified above;

•	Silver production based on a physical equivalent approximation of 10% of gold production in any given reporting period; and

•	Overall increase in processing costs due to reduction in RoM tonnage at Cooke Plant and Doornkop Plant which counters the impact of the reduced costs (increase in RoM tonnage) at Elandsrand Plant.

Table 6.4a West Wits Operations: LoM metallurgical processing statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	77,094	2,902	6,178	6,577	6,761	7,145	6,247	5,454	5,265	4,312	4,340	4,134	3,489	3,123	2,370	1,948	1,749
Elandsrand Plant	(kt	)	30,646	593	1,372	1,518	1,660	1,786	1,912	1,912	1,912	1,912	1,912	1,912	1,912	1,912	1,636	1,361	1,176
Cooke Plant	(kt	)	33,247	1,208	2,606	2,859	2,901	3,359	2,834	2,542	2,353	2,400	2,428	2,221	1,576	1,211	734	587	573
Doornkop Plant	(kt	)	13,200	1,100	2,200	2,200	2,200	2,000	1,500	1,000	1,000	0	0	0	0	0	0	0	0

Grade	(g/t	)	6.2	4.0	4.2	4.6	4.8	5.1	5.6	6.1	6.2	7.4	7.4	7.5	7.8	7.9	8.1	8.1	8.1
Elandsrand Plant	(g/t	)	8.8	7.9	8.1	8.3	8.6	8.9	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	8.9	8.9	8.9
Cooke Plant	(g/t	)	6.0	5.2	5.2	5.7	5.8	5.9	6.0	6.2	6.3	6.2	6.1	6.3	6.4	6.3	6.3	6.3	6.4
Doornkop Plant	(g/t	)	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Metallurgical Recovery	(%	)	96.6	95.9	96.0	96.2	96.3	96.4	96.5	96.6	96.6	96.7	96.7	96.8	96.8	96.9	96.9	96.9	96.9
Elandsrand Plant	(%	)	97.1	97.0	97.0	97.0	97.1	97.1	97.1	97.1	97.1	97.1	97.1	97.1	97.1	97.1	97.1	97.1	97.1
Cooke Plant	(%	)	96.2	95.9	95.9	96.1	96.2	96.2	96.2	96.3	96.3	96.3	96.3	96.3	96.3	96.3	96.3	96.3	96.4
Doornkop Plant	(%	)	87.0	87.0	87.0	87.0	87.0	87.0	87.0	87.0	87.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Recovered Gold	(koz	)	14,811	354	795	928	1,000	1,139	1,082	1,035	1,009	996	993	967	846	773	600	493	439
Elandsrand Plant	(koz	)	8,463	146	347	394	445	494	536	536	536	536	536	536	536	536	457	378	326
Cooke Plant	(koz	)	6,161	193	417	503	524	617	525	485	459	460	457	432	310	238	143	115	114
Doornkop Plant	(koz	)	187	16	31	31	31	28	21	14	14	0	0	0	0	0	0	0	0

Clean-Up Gold	(koz	)	68	0	0	0	0	0	0	0	8	0	0	0	0	0	0	0	0
Elandsrand Plant	(koz	)	24	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cooke Plant	(koz	)	36	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Doornkop Plant	(koz	)	8	0	0	0	0	0	0	0	8	0	0	0	0	0	0	0	0

Saleable Gold	(koz	)	14,878	354	795	928	1,000	1,139	1,082	1,035	1,017	996	993	967	846	773	600	493	439
Elandsrand Plant	(koz	)	8,487	146	347	394	445	494	536	536	536	536	536	536	536	536	457	378	326
Cooke Plant	(koz	)	6,197	193	417	503	524	617	525	485	459	460	457	432	310	238	143	115	114
Doornkop Plant	(koz	)	194	16	31	31	31	28	21	14	22	0	0	0	0	0	0	0	0

Saleable Silver	(koz	)	1,488	35	79	93	100	114	108	103	102	100	99	97	85	77	60	49	44
Elandsrand Plant	(koz	)	849	15	35	39	45	49	54	54	54	54	54	54	54	54	46	38	33
Cooke Plant	(koz	)	620	19	42	50	52	62	52	48	46	46	46	43	31	24	14	11	11
Doornkop Plant	(koz	)	19	2	3	3	3	3	2	1	2	0	0	0	0	0	0	0	0

Operating Expenditure	(ZAR/t	)	31	27	26	26	25	25	26	28	30	27	27	28	31	33	39	45	48
Elandsrand Plant	(ZAR/t	)	31	34	31	30	29	28	27	27	27	27	27	27	27	27	29	31	34
Cooke Plant	(ZAR/t	)	32	28	26	25	25	23	25	27	28	28	28	29	36	43	63	75	77
Doornkop Plant	(ZAR/t	)	26	23	23	23	23	24	28	35	40	0	0	0	0	0	0	0	0

Table 6.4b West Wits Operations: LoM metallurgical processing statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	1,701	1,247	793	623	447	288
Elandsrand Plant	(kt	)	1,132	962	793	623	447	288
Cooke Plant	(kt	)	569	285	0	0	0	0
Doornkop Plant	(kt	)	0	0	0	0	0	0

Grade	(g/t	)	8.1	8.4	9.0	9.0	9.1	9.1
Elandsrand Plant	(g/t	)	8.9	8.9	9.0	9.0	9.1	9.1
Cooke Plant	(g/t	)	6.4	6.4	0.0	0.0	0.0	0.0
Doornkop Plant	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0

Metallurgical Recovery	(%	)	96.9	97.0	97.1	97.1	97.2	97.2
Elandsrand Plant	(%	)	97.1	97.1	97.	97.1	97.2	97.2
Cooke Plant	(%	)	96.4	96.4	0.0%	0.0	0.0	0.0
Doornkop Plant	(%	)	0.0	0.0	0.0	0.0	0.0	0.0

Recovered Gold	(koz	)	428	325	222	175	128	82
Elandsrand Plant	(koz	)	315	268	222	175	128	82
Cooke Plant	(koz	)	113	57	0	0	0	0
Doornkop Plant	(koz	)	0	0	0	0	0	0

Clean-Up Gold	(koz	)	0	36	0	0	0	24
Elandsrand Plant	(koz	)	0	0	0	0	0	24
Cooke Plant	(koz	)	0	36	0	0	0	0
Doornkop Plant	(koz	)	0	0	0	0	0	0

Saleable Gold	(koz	)	428	361	222	175	128	107
Elandsrand Plant	(koz	)	315	268	222	175	128	107
Cooke Plant	(koz	)	113	92	0	0	0	0
Doornkop Plant	(koz	)	0	0	0	0	0	0

Saleable Silver	(koz	)	43	36	22	18	13	11
Elandsrand Plant	(koz	)	31	27	22	18	13	11
Cooke Plant	(koz	)	11	9	0	0	0	0
Doornkop Plant	(koz	)	0	0	0	0	0	0

Operating Expenditure	(ZAR/t	)	49	64	42	49	62	114
Elandsrand Plant	(ZAR/t	)	34	38	42	49	62	114
Cooke Plant	(ZAR/t	)	77	155	0	0	0	0
Doornkop Plant	(ZAR/t	)	0	0	0	0	0	0

6.4	Target Operations

Target Operations comprises as single active processing plants: Target Plant which is projected to operate until fiscal 2027.

6.4.1	Processing Facilities

Target Plant currently processes underground ore from Target Mine. The plant was commissioned towards the end of 2001. The comminution circuit comprises primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydro cyclones. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electrowinning. Milled ore is thickened and forwarded to cyanide leaching, CIP adsorption, elution, electrowinning, smelting and tailings disposal. In terms of the existing contract, gold doré is despatched to the Rand Refinery. This contract expires in June 2005 at which time it is likely that doré will be processed at Harmony’s Virginia Refinery located next to the Central Plant. The schematic flow sheet is shown in Figure 6.7.

Overall leach/CIP recovery, generally exceeds design expectations, despite the leach component being significantly lower than expected. The reasons for the lower leach recovery are receiving attention, with initial indications suggesting the presence of a mild reversible preg robber in the ore.

The reef milling capacity is rated at 105ktpm. Historical metallurgical recovery has ranged between 98% and 97% in accordance with fluctuations in head grade and ore sources.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements.

6.4.2	Historical Performance

Table 6.5 below gives the historical and forecast plant operating statistics for the metallurgical plants in operation at Target Operations.

Table 6.5 Target Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units		2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm	)	65	89	90	108	105
Grade	(g/t	)	6.7	8.7	9.7	6.9	6.5
Metallurgical Recovery	(%	)	98.0	98.0	98.0	97.0	96.6
Metallurgical Accountability	(%	)	100.0	100.0	99.5	106.0	100.0
Operating Expenditure	(ZAR/t	)	0	0	51	39	40

At Target Plant process throughput has increased over the reporting period in line with the build up to full production.

Metallurgical recoveries largely reflect the change in head grade over the reporting periods. Plant accountability has generally remained range bound for Target Plant.

Operating expenditure has generally decreased as the build up progresses to planned capacity. No activity split of the operating expenditures was available for fiscal 2002 and fiscal 2003.

6.4.3	LoM Plan

The LoM metallurgical statistics for Target Operations is given in Table 6.6a and Table 6.6b below. In summary the salient features are:

•	The projected cessation of processing operations for Target Plant in 2027;

•	Constant Rom throughput of 1,260ktpa to fiscal 2022, after which the tail from the mining operation fluctuates significantly and requires obvious re-planning;

•	Average LoM metallurgical recoveries of 96.6% for Target Plant;

•	Gold clean-up estimates of 8koz for Target Plant;

•	Silver production based on a physical equivalent approximation of 10% of gold production in any given reporting period; and

•	With the exception of the production tail commencing in fiscal 2023, constant processing costs.

Table 6.6a Target Operations: LoM metallurgical processing statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	23,205	630	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Grade	(g/t	)	6.5	6.5	6.1	6.9	8.1	8.2	7.1	6.8	6.6	6.4	6.7	7.1	6.7	6.3	5.1	5.9	4.7
Metallurgical Recovery	(%	)	96.6	96.6	96.5	96.7	97.0	97.0	96.7	96.7	96.6	96.6	96.7	96.8	96.7	96.6	96.2	96.5	96.0
Recovered Gold	(koz	)	4,695	127	239	270	318	321	277	265	260	252	263	280	263	247	201	232	182
Clean-Up Gold	(koz	)	8	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Saleable Gold	(koz	)	4,703	127	239	270	318	321	277	265	260	252	263	280	263	247	201	232	182
Saleable Silver	(koz	)	470	13	24	27	32	32	28	26	26	25	26	28	26	25	20	23	18
Operating Expenditure	(ZAR/t	)	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40

Table 6.6b Target Operations: LoM metallurgical processing statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	1,260	1,260	633	54	86	288	94
Grade	(g/t	)	4.7	6.6	8.7	6.0	6.6	5.4	4.1
Metallurgical Recovery	(%	)	96.0	96.6	97.1	96.5	96.6	96.3	95.7
Recovered Gold	(koz	)	181	257	172	10	18	48	12
Clean-Up Gold	(koz	)	0	0	0	0	0	0	8
Saleable Gold	(koz	)	181	257	172	10	18	48	20
Saleable Silver	(koz	)	18	26	17	1	2	5	2
Operating Expenditure	(ZAR/t	)	40	40	41	54	49	42	87

6.5	Harmony Free State Operations

Harmony Free State Operations comprise two active processing plants: Central Plant and Saaiplaas Plant: and one plant Virginia Plant currently undergoing clean-up as part of a closure programme. Central Plant is projected to operate until fiscal 2024 and Saaiplaas Plant until fiscal 2020.

6.5.1	Processing Facilities

Central Plant is currently dedicated to the treatment of underground ore although it has processed reclaimed slime in the past. The plant was commissioned in 1986 and comprises RoM milling, thickening, cyanide leaching, carbon in pulp adsorption, elution, electrowinning and tailings disposal. Loaded carbon is received from Saaiplaas Plant for elution and regeneration. Following commissioning of the Musuku refinery adjacent to Central Plant, smelting was discontinued and cathode slime is now processed here to refined gold products. The Central Plant schematic flow sheet is shown in Figure 6.8.

The plant was initially designed to mill 150ktpm of reef at moderate steel addition and has demonstrated an operating reef milling capacity of 180ktpm at higher steel addition. Installed treatment capacity equates to 240ktpm and this differential has been used in the past to process reclaimed slime. Recent improvements to the plant has enabled increased milling capacity to process 240ktpm on short term basis.

Historical metallurgical recovery has ranged between 95% and 93% in accordance with fluctuations in head grade and ore sources.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements.

Saaiplaas Plant processes underground ore but has also processed reclaimed slime in the recent past. The plant was commissioned in the late 1950’s employing conventional technology of that era. In the early 1980’s, RoM milling was introduced and part of the leach was converted to a carousel CIL circuit in 2003. Loaded carbon is transported to Central Plant for elution and regeneration. The schematic flow sheet is shown in Figure 6.9.

Saaiplaas Plant has a reef milling capacity of 150ktpm and installed treatment capacity of 220ktpm. Spare treatment capacity has been used in the past to process reclaimed slime. Recent amendments to the plant has increased milling capacity to enable treatment of 195ktpm on a short-term basis.

Historical metallurgical recovery has ranged between 95% and 93% in accordance with fluctuations in head grade and ore sources.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements.

6.5.2	Historical Performance

Table 6.7 below gives the historical and forecast plant operating statistics for the metallurgical plants in operation at Harmony Free State Operations.

Table 6.7 Harmony Free State Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units		2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm	)	279	298	347	231	342
Central Plant	(ktpm	)	153	174	197	135	147
Saaiplaas Plant	(ktpm	)	126	124	150	97	195

Grade	(g/t	)	4.6	4.2	3.7	4.8	4.4
Central Plant	(g/t	)	4.7	3.8	3.3	4.1	4.2
Saaiplaas Plant	(g/t	)	4.5	4.6	4.2	5.7	4.6

Metallurgical Recovery	(%	)	95.1	94.3	93.3	94.9	92.8
Central Plant	(%	)	94.9	93.4	93.4	94.9	95.3
Saaiplaas Plant	(%	)	95.4	95.5	93.3	94.8	91.1

Metallurgical Accountability	(%	)	99.9	101.5	111.1	101.2	100.0
Central Plant	(%	)	103.5	104.0	100.9	101.0	100.0
Saaiplaas Plant	(%	)	95.4	98.6	121.6	101.4	100.0

Operating Expenditure	(ZAR/t	)	23	22	20	25	22
Central Plant	(ZAR/t	)	21	20	19	24	24
Saaiplaas Plant	(ZAR/t	)	25	24	21	28	20

At Central Plant and Saaiplaas Plant process throughput has increased over the reporting period, however production during 2005(H1) has been less than projected.

Metallurgical recoveries largely reflect the change in head grade over the reporting periods. Plant accountability has generally remained range bound for Central Plant, however significant fluctuations are noted at Saaiplaas Plant.

Operating expenditure has generally fluctuated with tonnage with notable increases recently in 2005(H1) due to RoM shortages.

6.5.3	LoM Plan

The LoM metallurgical statistics for Harmony Free State Operations is given in Table 6.8a and Table 6.8b below. In summary the salient features are:

•	The projected cessation of processing operations for Central Plant and Saaiplaas Plant in fiscal 2024 and fiscal 2020, respectively;

•	The significant reduction in throughput at Central Plant in 2010 onwards due to cessation of certain of the mining operations;

•	Average LoM metallurgical recoveries of 95.4% and 90.9% for Central Plant and Saaiplaas Plant, respectively;

•	Gold clean-up estimates of 6koz and 22koz for Central Plant and Saaiplaas Plant, respectively, which are assumed to be recovered on closure as per the dates specified above;

•	Silver production based on a physical equivalent approximation of 10% of gold production in any given reporting period; and

•	Overall increase in processing costs due to reduction in RoM tonnage at Central Plant.

Table 6.8a Harmony Free State Operations: LoM metallurgical processing statistics – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt	)	42,470	2,054	4,290	3,977	3,669	3,631	2,728	2,728	2,692	2,508	2,395	2,417	2,486	2,427	1,612	1,235	441
Central Plant	(kt	)	21,921	884	2,639	2,325	2,018	1,979	1,076	1,076	1,041	1,036	1,030	1,051	1,120	1,061	1,057	997	351
Saaiplaas Plant	(kt	)	20,550	1,171	1,652	1,652	1,652	1,652	1,652	1,652	1,652	1,472	1,365	1,365	1,365	1,365	556	238	90

Grade	(g/t	)	4.7	4.4	4.5	4.5	4.6	4.6	4.8	4.8	4.9	4.8	4.8	4.8	4.7	4.8	4.6	4.8	4.8
Central Plant	(g/t	)	4.4	4.2	4.1	4.1	4.2	4.3	4.4	4.4	4.6	4.6	4.6	4.5	4.3	4.5	4.5	4.6	4.6
Saaiplaas Plant	(g/t	)	5.0	4.6	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	4.7	5.4	5.6

Metallurgical Recovery	(%	)	93.1	92.8	93.4	93.3	93.2	93.2	92.7	92.7	92.7	92.8	92.9	92.4	92.4	92.4	93.5	94.5	94.4
Central Plant	(%	)	95.4	95.3	95.3	95.3	95.3	95.3	95.4	95.4	95.5	95.5	95.5	95.5	95.4	95.5	95.5	95.5	95.5
Saaiplaas Plant	(%	)	90.9	91.1	91.1	91.1	91.1	91.1	91.1	91.1	91.1	91.1	91.1	90.3	90.3	90.3	90.0	90.7	90.9

Recovered Gold	(koz	)	5,935	272	577	539	504	502	390	390	390	362	346	345	347	344	221	179	64
Central Plant	(koz	)	2,936	115	333	295	260	258	147	147	146	146	146	147	149	146	146	142	49
Saaiplaas Plant	(koz	)	2,999	157	244	244	244	244	244	244	244	216	200	198	198	198	76	37	15

Clean-Up Gold	(koz	)	28	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	22
Central Plant	(koz	)	6	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Saaiplaas Plant	(koz	)	22	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	22

Saleable Gold	(koz	)	5,963	272	577	539	504	502	390	390	390	362	346	345	347	344	221	179	86
Central Plant	(koz	)	2,942	115	333	295	260	258	147	147	146	146	146	147	149	146	146	142	49
Saaiplaas Plant	(koz	)	3,022	157	244	244	244	244	244	244	244	216	200	198	198	198	76	37	37

Saleable Silver	(koz	)	596	27	58	54	50	50	39	39	39	36	35	34	35	34	22	18	9
Central Plant	(koz	)	294	11	33	30	26	26	15	15	15	15	15	15	15	15	15	14	5
Saaiplaas Plant	(koz	)	302	16	24	24	24	24	24	24	24	22	20	20	20	20	8	4	4

Operating Expenditure	(ZAR/t	)	26	22	21	22	23	23	25	25	25	26	27	26	26	26	30	35	94
Central Plant	(ZAR/t	)	28	24	19	21	22	22	28	28	28	28	28	28	27	28	28	29	63
Saaiplaas Plant	(ZAR/t	)	25	20	23	23	23	23	23	23	23	24	25	25	25	25	34	62	217

Table 6.8b Harmony Free State Operations: LoM metallurgical processing statistics – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	351	351	351	126
Central Plant	(kt	)	351	351	351	126
Saaiplaas Plant	(kt	)	0	0	0	0

Grade	(g/t	)	4.6	4.6	4.6	4.5
Central Plant	(g/t	)	4.6	4.6	4.6	4.5
Saaiplaas Plant	(g/t	)	0.0	0.0	0.0	0.0

Metallurgical Recovery	(%	)	95.5	95.5	95.5	95.5
Central Plant	(%	)	95.5	95.5	95.5	95.5
Saaiplaas Plant	(%	)	0.0	0.0	0.0	0.0

Recovered Gold	(koz	)	49	49	49	17
Central Plant	(koz	)	49	49	49	17
Saaiplaas Plant	(koz	)	0	0	0	0

Clean-Up Gold	(koz	)	0	0	0	6
Central Plant	(koz	)	0	0	0	6
Saaiplaas Plant	(koz	)	0	0	0	0

Saleable Gold	(koz	)	49	49	49	23
Central Plant	(koz	)	49	49	49	23
Saaiplaas Plant	(koz	)	0	0	0	0

Saleable Silver	(koz	)	5	5	5	2
Central Plant	(koz	)	5	5	5	2
Saaiplaas Plant	(koz	)	0	0	0	0

Operating Expenditure	(ZAR/t	)	63	63	63	91
Central Plant	(ZAR/t	)	63	63	63	91
Saaiplaas Plant	(ZAR/t	)	0	0	0	0

6.6	Evander Operations

Evander Operations comprises one active processing plant: Kinross-Winkelhaak Plant operated as two geographically distinct sections. Kinross-Winkelhaak Plant is projected to operate until fiscal 2035.

Evander Rolspruit Plant and Evander Poplar Plant are projected to commence milling in fiscal 2015 and fiscal 2011, respectively, to cease milling in fiscal 2031 and fiscal 2026, respectively.

6.6.1	Processing Facilities

The Kinross-Winkelhaak Plant is dedicated to the treatment of underground ore arising from the Evander Operations. The Winkelhaak Section was commissioned in 1958. Only two RoM mills, a thickener and transfer pumping facilities to pump pulp to Kinross Section are still operational. The Kinross Section was commissioned in 1967 and comprised four RoM mills followed by conventional leach, filtration and zinc precipitation. In the early 1980s, two further mills were added and the treatment section was modified to incorporate CIP adsorption, elution and electrowinning. The schematic process flow sheet is shown in Figure 6.10.

The Winkelhaak Section has a reef milling capacity of 68ktpm whilst the reef milling capacity of the Kinross Section is 160ktpm.

Historical metallurgical recovery has ranged between 97% and 96% in accordance with fluctuations in head grade and ore sources.

SRK considers the plant to be generally in reasonable condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the life of mine requirements. Both sections currently require some maintenance, specifically the Kinross Section.

The Evander Rolspruit Plant on commissioning would comprise SAG milling or SAG/Ball milling followed by thickening, CIL adsorption, AARL elution, sludge reactor electrowinning, smelting and tailings disposal. The proposed schematic flow sheet is shown in Figure 6.11. Maximum design capacity is projected at 200ktpm and based on the performance of existing operations; an average recovery of 94.5% is predicted. Indications are that in excess of one third of this will be recovered via the gravity circuit. The associated capital expenditure is given in Section 8.0 of this CPR.

The Evander Poplar Plant on commissioning would comprise SAG milling or SAG/Ball milling followed by thickening, CIL adsorption, AARL elution, sludge reactor electrowinning, smelting and tailings disposal. The milling circuit would include centrifugal gravity concentration with concentrates being forwarded to intensive cyanidation and sludge reactor electrowinning. The proposed schematic flow sheet is shown in Figure 6.12. Maximum design capacity is projected at 200ktpm and based on the performance of existing operations and limited testwork an average recovery of 94.5% is predicted. Indications are that in excess of one-third of this will be recovered via the gravity circuit. The associated capital expenditure is given in Section 8.0 of this CPR.

6.6.2	Historical Performance

Table 6.9 below gives the historical and forecast plant operating statistics for the metallurgical plants in operation at Evander Operations:

Table 6.9 Evander Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units		2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm	)	200	189	173	141	148
Grade	(g/t	)	5.5	5.8	5.4	7.7	5.5
Metallurgical Recovery	(%	)	96.1	96.4	96.3	97.2	96.7
Metallurgical Accountability	(%	)	103.0	104.2	92.8	105.5	100.0
Operating Expenditure	(ZAR/t	)	24	25	28	32	32

At the Kinross-Winkelhaak Plant process throughput has declined over the reporting period and production during 2005(H1) has been less than projected.

Metallurgical recoveries largely reflect the change in head grade over the reporting periods.Plant accountability has generally remained range bound; however significant fluctuations were noted during 2004.

Operating expenditure has generally fluctuated with tonnage with notable increases recently in 2005(H1) due to RoM shortages.

6.6.3	LoM Plan

The LoM metallurgical statistics for Evander Operations is given in Table 6.10a and Table 6.10b below. In summary the salient features are:

•	The projected cessation of processing operations for Kinross-Winkelhaak Plant in 2035 and the opportunity for rationalisation of processing facilities should the Evander Rolspruit Project and the Evander Poplar Project be developed;

•	The significant reduction in throughput at Kinross-Winkelhaak from 2013 onwards due to cessation of certain of the mining operations;

•	Average LoM metallurgical recoveries of 96.7% for Kinross-Winkelhaak Plant and 94.5% for both Evander Rolspruit Plant and Evander Poplar Plant;

•	Gold clean-up estimates of 22koz, 9koz and 6koz for Kinross-Winkelhaak Plant, Evander Rolspruit Plant and Evander Poplar Plant, respectively, which are assumed to be recovered on closure as per the dates specified above;

•	Silver production based on a physical equivalent approximation of 10% of gold production in any given reporting period; and

•	Other than for build-up periods and production tails, relatively constant operating expenditures over the project LoM plan.

Table 6.10a Evander Operations: LoM metallurgical processing statistics – Option ‘A’

Statistic	Units	LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt)	67,107	887	1,743	1,700	1,644	1,639	1,641	1,696	2,161	2,271	2,205	2,243	2,973	3,458	3,718	3,802	3,463
Evander Plant	(kt)	25,956	887	1,743	1,700	1,644	1,639	1,641	1,642	1,575	1,093	947	945	912	857	812	796	491
Evander Rolspruit	(kt)	27,233	0	0	0	0	0	0	0	0	0	0	64	858	1,376	1,641	1,742	1,815
Evander Poplar	(kt)	13,918	0	0	0	0	0	0	54	586	1,178	1,257	1,234	1,202	1,225	1,264	1,264	1,157

Grade	(g/t)	6.7	5.5	5.5	5.5	5.5	5.5	5.5	5.6	6.6	7.2	6.8	6.7	6.8	6.8	6.9	6.9	6.9
Evander Plant	(g/t)	5.6	5.5	5.5	5.5	5.5	5.5	5.5	5.6	5.6	5.6	5.5	5.6	5.6	5.6	5.6	5.6	5.5
Evander Rolspruit	(g/t)	7.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.2	7.5	7.5	7.5	7.6	7.6
Evander Poplar	(g/t)	7.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0	9.1	8.6	7.8	7.6	7.2	6.9	6.9	6.8	6.5

Metallurgical Recovery	(%)	95.2	96.7	96.7	96.7	96.7	96.7	96.7	96.6	96.1	95.7	95.4	95.4	95.1	94.9	94.9	94.8	94.7
Evander Plant	(%)	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7
Evander Rolspruit	(%)	94.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	94.3	94.5	94.5	94.5	94.5	94.5
Evander Poplar	(%)	94.5	0.0	0.0	0.0	0.0	0.0	0.0	94.5	95.1	95.0	94.7	94.7	94.5	94.4	94.4	94.4	94.2

Recovered Gold	(koz)	13,809	152	298	291	282	281	283	296	438	502	462	462	617	720	782	800	732
Evander Plant	(koz)	4,481	152	298	291	282	281	283	285	276	192	163	163	158	149	141	138	85
Evander Rolspruit	(koz)	6,376	0	0	0	0	0	0	0	0	0	0	14	196	314	376	401	420
Evander Poplar	(koz)	2,952	0	0	0	0	0	0	12	162	310	299	285	263	257	266	261	227

Clean-Up Gold	(koz)	37	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6
Evander Plant	(koz)	22	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander Rolspruit	(koz)	9	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander Poplar	(koz)	6	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6

Saleable Gold	(koz)	13,845	152	298	291	282	281	283	296	438	502	462	462	617	720	782	800	737
Evander Plant	(koz)	4,502	152	298	291	282	281	283	285	276	192	163	163	158	149	141	138	85
Evander Rolspruit	(koz)	6,386	0	0	0	0	0	0	0	0	0	0	14	196	314	376	401	420
Evander Poplar	(koz)	2,958	0	0	0	0	0	0	12	162	310	299	285	263	257	266	261	232

Saleable Silver	(koz)	1,385	15	30	29	28	28	28	30	44	50	46	46	62	72	78	80	74
Evander Plant	(koz)	450	15	30	29	28	28	28	28	28	19	16	16	16	15	14	14	8
Evander Rolspruit	(koz)	639	0	0	0	0	0	0	0	0	0	0	1	20	31	38	40	42
Evander Poplar	(koz)	296	0	0	0	0	0	0	1	16	31	30	29	26	26	27	26	23

Operating Expenditure	(ZAR/t)	37	32	32	33	33	33	33	54	44	38	38	54	43	39	36	36	37
Evander Plant	(ZAR/t)	35	32	32	33	33	33	33	33	33	34	34	34	35	35	35	35	38
Evander Rolspruit	(ZAR/t)	34	0	0	0	0	0	0	0	0	0	0	589	54	38	34	32	32
Evander Poplar	(ZAR/t)	47	0	0	0	0	0	0	699	75	43	41	41	42	42	41	41	46

Table 6.10b Evander Operations: LoM metallurgical processing statistics – Option ‘A’ continued

Statistic	Units	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt)	3,500	3,174	2,919	2,747	2,702	2,526	2,567	2,378	2,221	2,207	1,541	466	465	291	160
Evander Plant	(kt)	491	491	491	491	491	465	465	465	466	466	466	466	465	291	160
Evander Rolspruit	(kt)	1,898	1,600	1,832	1,886	1,911	2,023	2,101	1,912	1,755	1,741	1,075	0	0	0	0
Evander Poplar	(kt)	1,110	1,082	595	370	300	38	0	0	0	0	0	0	0	0	0

Grade	(g/t)	6.7	6.6	6.9	7.1	7.1	7.3	7.3	7.3	7.3	7.3	7.9	5.5	5.5	6.0	6.0
Evander Plant	(g/t)	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	6.0	6.0
Evander Rolspruit	(g/t)	7.7	7.6	7.6	7.7	7.7	7.7	7.7	7.7	7.7	7.8	9.0	0.0	0.0	0.0	0.0
Evander Poplar	(g/t)	5.5	5.8	5.7	6.4	6.3	7.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Metallurgical Recovery	(%)	94.6	94.6	94.7	94.8	94.8	94.8	94.9	94.9	94.9	94.9	95.3	96.7	96.7	96.8	96.8
Evander Plant	(%)	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.8	96.8
Evander Rolspruit	(%)	94.5	94.5	94.5	94.5	94.5	94.6	94.6	94.5	94.6	94.6	94.9	0.0	0.0	0.0	0.0
Evander Poplar	(%)	93.7	93.9	93.9	94.2	94.1	94.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Recovered Gold	(koz)	710	640	612	596	588	563	574	528	492	491	374	80	80	54	30
Evander Plant	(koz)	85	85	85	85	85	80	80	80	80	80	80	80	80	54	30
Evander Rolspruit	(koz)	442	367	425	440	446	474	494	447	412	411	294	0	0	0	0
Evander Poplar	(koz)	183	188	103	71	57	8	0	0	0	0	0	0	0	0	0

Clean-Up Gold	(koz)	0	9	0	0	0	0	0	0	0	0	0	0	0	0	22
Evander Plant	(koz)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	22
Evander Rolspruit	(koz)	0	9	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander Poplar	(koz)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Saleable Gold	(koz)	710	649	612	596	588	563	574	528	492	491	374	80	80	54	51
Evander Plant	(koz)	85	85	85	85	85	80	80	80	80	80	80	80	80	54	51
Evander Rolspruit	(koz)	442	376	425	440	446	474	494	447	412	411	294	0	0	0	0
Evander Poplar	(koz)	183	188	103	71	57	8	0	0	0	0	0	0	0	0	0

Saleable Silver	(koz)	71	65	61	60	59	56	57	53	49	49	37	8	8	5	5
Evander Plant	(koz)	8	8	8	8	8	8	8	8	8	8	8	8	8	5	5
Evander Rolspruit	(koz)	44	38	43	44	45	47	49	45	41	41	29	0	0	0	0
Evander Poplar	(koz)	18	19	10	7	6	1	0	0	0	0	0	0	0	0	0

Operating Expenditure	(ZAR/t)	36	41	35	34	34	31	31	32	34	34	34	39	39	44	119
Evander Plant	(ZAR/t)	38	38	38	38	38	39	39	39	39	39	39	39	39	44	1190
Evander Rolspruit	(ZAR/t)	31	38	31	31	31	30	29	31	32	32	32	0	0	0	0
Evander Poplar	(ZAR/t)	45	45	44	48	50	27	0	0	0	0	0	0	0	0	0

6.7	Orkney Operations

Production from the Orkney Operations is treated at AngloGold’s nearby facilities on a toll treatment basis. Mining operations at Orkney are projected to continue until fiscal 2016.

6.7.1	Historical Performance

Table 6.11 below gives the historical and forecast toll treating operating statistics for the Orkney Operations:

Table 6.11 Orkney Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units	2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm)	0	100	81	71	74
Grade	(g/t)	0.0	9.0	7.4	6.6	6.7
Metallurgical Recovery	(%)	0.0	97.0	94.6	93.7	95.0
Metallurgical Accountability	(%)	0.0	100.0	100.0	100.0	100.0
Operating Expenditure	(ZAR/t)	0	13	17	22	19

RoM material sent for toll treatment has declined over the reporting period as has metallurgical recovery, the latter of which largely reflecting the reduction in head grade. Operating expenditure has generally fluctuated with tonnage.

6.7.2	LoM Plan

The LoM toll treatment statistics for Orkney Operations is given in Table 6.12 below. In summary the salient features are:

•	The projected cessation of processing operations for toll treatment in 2016;

•	The significant reduction in RoM tonnage from 2010 onwards due to cessation of certain of the mining operations;

•	Average LoM metallurgical recoveries of 95% as per the toll agreement;

•	No clean-up gold as per the toll agreement;

•	Silver production based on a physical equivalent approximation of 10% of gold production in any given reporting period; and

•	Constant operating expenditures over the project LoM plan.

Table 6.12 Orkney Operations: LoM toll treatment statistics – Option ‘A’

Statistic	Units	LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt)	7,401	446	947	931	931	918	765	453	453	444	444	444	227
Grade	(g/t)	6.7	6.7	6.8	7.0	7.0	7.0	7.1	6.1	6.1	6.3	6.3	6.3	6.2
Metallurgical Recovery	(%)	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0
Recovered Gold	(koz)	1,514	91	198	198	198	197	166	85	85	85	85	85	43
Clean-Up Gold	(koz)	0	0	0	0	0	0	0	0	0	0	0	0	0
Saleable Gold	(koz)	1,514	91	198	198	198	197	166	85	85	85	85	85	43
Saleable Silver	(koz)	151	9	20	20	20	20	17	8	8	8	8	8	4
Operating Expenditure	(ZAR/t)	19	19	19	19	19	19	19	19	19	19	19	19	19

6.8	Kalgold Operations

Kalgold Operations comprises one active processing plant: Kalgold Plant and is projected to operate until fiscal 2008.

6.8.1	Processing Facilities

The Kalgold Plant processes open pit ore at Kalgold Mine. The plant was commissioned in 1998 and comprises three stage crushing, ball milling, thickening, leaching, CIL adsorption, elution, electrowinning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via tabling ahead of smelting. The schematic flowsheet is shown in Figure 6.13.

Current design capacity is rated at 127ktpm however it is considered that through further reduction in bottlenecks, plant capacity could be increased to 150ktpm. Historical metallurgical recovery has ranged between 85% and 75%.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the LoM requirements.

6.8.2	Historical Performance

Table 6.13 below gives the historical and forecast plant operating statistics for the metallurgical plants in operation at Kalgold Operations:

Table 6.13 Kalgold Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units	2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm)	80	90	116	133	110
Grade	(g/t)	2.4	2.7	2.5	2.2	2.3
Metallurgical Recovery	(%)	82.3	80.1	75.3	85.2	85.3
Metallurgical Accountability	(%)	95.3	101.9	99.7	109.1	100.0
Operating Expenditure	(ZAR/t)	52	58	65	59	70

At the Kalgold Plant process throughput has increased over the reporting period, however variable recovery is experienced in the pit and the trend in recent years has been for recoveries to drop to approximately 81%. A further significant deterioration occurred in the fiscal 2004. Uncertainty regarding company ownership may have contributed to this but the significant improvement achieved in the 2005(H1) can largely be ascribed to the metallurgical and management competence of incumbent personnel. Operating expenditure has fluctuated with tonnage but with no obvious trend.

6.8.3	LoM Plan

The LoM metallurgical statistics for Kalgold Operations is given in Table 6.14 below. In summary the salient features are:

•	The projected cessation of processing operations for Kalgold Plant in 2008;

•	The relatively constant throughput;

•	Average LoM metallurgical recoveries of 85.3%;

•	Gold clean-up estimate of 1koz which is assumed to be recovered on closure as per the dates specified above;

•	Silver production based on a physical equivalent approximation of 10% of gold production in any given reporting period; and

•	Relatively constant unit operating expenditures over the project LoM plan.

Table 6.14 Kalgold Operations: LoM metallurgical processing statistics – Option ‘A’

Metallurgical Plants	Units	LoM	2005(H2)	2006	2007	2008	2009
Tonnage	(kt)	3,963	662	1,431	1,431	439
Grade	(g/t)	2.3	2.3	2.3	2.3	2.3
Metallurgical Recovery	(%)	85.3	85.3	85.3	85.3	85.3
Clean-Up Gold	(koz)	1	0	0	0	1
Saleable Gold	(koz)	254	42	91	91	29
Saleable Silver	(koz)	25	4	9	9	3
Operating Expenditure	(ZAR/t)	68	70	67	67	69

6.9	Australian Operations

The Australian Operations comprises two active processing plants: Checker Plant and Jubilee Plant which are projected to operate until fiscal 2012 and fiscal 2008, respectively.

6.9.1	Processing Facilities

Checker Plant processes material at Mt. Magnet & Cue Mine and includes underground ore, open-pit ore, low-grade ore from surface stockpiles and tailings from previous operations at Hill 50. Checker Plant was commissioned in 1989 and designed to treat 125ktpm, with capacity subsequently being increased to 225ktpm in 1999.

Ore from the various sources is separately stockpiled on the RoM pad and reclaimed by a front-end loader to a blend specification, usually on the basis of hardness. The comminution circuit comprises two stage jaw crushing, ore blending, primary SAG milling with recycle pebble crushing, closed circuit secondary ball milling and closed circuit tertiary ball milling. The milling circuit includes centrifugal gravity concentration, the concentrates of which are forwarded to intensive cyanidation ahead of solution electrowinning. Milled ore is leached with cyanide enhanced by oxide injection followed by CIP adsorption, split AARL elution, electrowinning, smelting and tailings disposal. The current process flow diagram is shown in Figure 6.14.

The current circuit incorporates a number of recent changes made since June 2003:

•	SAG mill pebble port apertures have been reduced which means that the pebble crusher is only used for a couple of hours per day;

•	A Knelson gravity concentrator has been installed to treat a portion of the secondary ball mill hydro cyclone underflow. The Knelson unit accounts for around 25% of the gold recovered. The concentrate from the Knelson is treated in an Acacia leach reactor with the leach solution reporting to the eluate tanks in the Gold Room for electrowinning; and

•	A cyanide analyser has been installed in the leaching section.

Historical metallurgical recoveries have ranged form 93% to 89%.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the LoM requirements.

Jubilee Plant processes material at South Kalgoorlie Mine and includes underground ore, open-pit ore and low-grade ore from surface stockpiles. Ore from the various sources is separately stockpiled on the RoM pad and reclaimed by a front-end loader to achieve a required blend. The comminution circuit comprises primary jaw crushing, secondary and tertiary cone crushing closed by screens, primary SAG milling and secondary ball milling closed by hydro cyclones. Treatment of milled ore comprises cyanide leaching, CIP adsorption, split AARL elution, electrowinning, smelting and tailings disposal. The current process flow diagram is shown in Figure 6.15.

Jubilee Plant was commissioned in 1987 and has a design treatment capacity of 110ktpm on blended ore. Historical metallurgical recoveries have ranged form 93% to 91%.

SRK considers the plant to be generally in good condition both mechanically and structurally and subject to adequate ongoing maintenance should meet the LoM requirements.

6.9.2	Historical Performance

Table 6.15 below gives the historical and forecast plant operating statistics for the metallurgical plants in operation at Australian Operations:

Table 6.15 Australian Operations: historical and forecast 2005(H2) plant operating statistics

Metallurgical Plants	Units	2002	2003	2004	2005(H1)	2005(H2)
Tonnage	(ktpm)	227	311	320	324	304
Checker Plant	(ktpm)	227	221	222	217	194
Jubilee Plant	(ktpm)	0	91	99	107	109

Grade	(g/t)	2.3	2.2	2.6	2.9	3.4
Checker Plant	(g/t)	2.3	2.3	2.3	2.8	3.3
Jubilee Plant	(g/t)	0.0	2.0	3.2	3.2	3.6

Metallurgical Recovery	(%)	92.4	91.8	90.1	91.4%	92.6%
Checker Plant	(%)	92.4	92.0	88.7	90.9%	92.6%
Jubilee Plant	(%)	0.0	91.4	92.2	92.2%	92.6%

Metallurgical Accountability	(%)	100.0	100.0	100.0	100.0	100.0
Checker Plant	(%)	100.0	100.0	100.0	100.0	100.0
Jubilee Plant	(%)	0.0	100.0	100.0	100.0	100.0

Operating Expenditure	(ZAR/t)	10	11	11	12	12
Checker Plant	(ZAR/t)	10	10	10	12	12
Jubilee Plant	(ZAR/t)	0	13	13	13	12

At the Checker Plant and Jubilee Plant RoM throughput has remained relatively consistent over the reporting period. Metallurgical recoveries vary in accordance with both head grade and the proportion of free gold. Operating expenditures are generally constant, however at the Checker Plant costs are projected to increase due to the need to shut down one of the ball mills due to reduced amount feed. SRK considers that operating the plant at this lower feed rate may increase unit costs by around A$2.00/t and thus has been included in the LoM operating expenditure.

6.9.3	LoM Plan

The LoM metallurgical statistics for Australian Operations is given in Table 6.14 below. In summary the salient features are:

•	The projected cessation of processing operations for Checker Plant and Jubilee Plant in 2012 and 2008, respectively;

•	The relatively constant throughput;

•	Average LoM metallurgical recoveries of 92.4% and 92.3% for Checker Plant and Jubilee Plant, respectively; and

•	Relatively constant operating expenditures over the project LoM plan.

Table 6.16 Australian Operations: LoM metallurgical processing statistics – Option ‘A’

Process Plants	Units	LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012
Tonnage	(kt)	14,963	1,823	2,848	2,848	2,077	1,588	1,588	1,588	604
Checker Plant	(kt)	11,298	1,166	1,588	1,588	1,588	1,588	1,588	1,588	604
Jubilee Plant	(kt)	3,665	657	1,260	1,260	489	0	0	0	0

Grade	(g/t)	3.8	3.4	4.1	3.5	3.6	3.9	3.9	3.3	7.2
Checker Plant	(g/t)	4.0	3.3	4.6	3.8	3.8	3.9	3.9	3.3	7.2
Jubilee Plant	(g/t)	3.3	3.6	3.4	3.2	2.8	0.0	0.0	0.0	0.0

Metallurgical Recovery	(%)	92.4	92.6	92.4	92.0	92.3	92.1	92.6	92.0	93.1
Checker Plant	(%)	92.4	92.6	92.5	92.2	92.0	92.1	92.6	92.0	93.1
Jubilee Plant	(%)	92.3	92.6	92.2	91.9	93.6	0.0	0.0	0.0	0.0

Recovered Gold	(koz)	1,696	184	344	297	219	185	182	154	130
Checker Plant	(koz)	1,336	114	216	178	177	185	182	154	130
Jubilee Plant	(koz)	359	70	128	120	42	0	0	0	0

Saleable Gold	(koz)	1,696	184	344	297	219	185	182	154	130
Checker Plant	(koz)	1,336	114	216	178	177	185	182	154	130
Jubilee Plant	(koz)	359	70	128	120	42	0	0	0	0

Operating Expenditure	(A$/t)	13	12	12	12	15	12	12	12	21
Checker Plant	(A$/t)	13	12	12	12	12	12	12	12	21
Jubilee Plant	(A$/t)	14	12	13	13	22	0	0	0	0

6.10	Papua New Guinea Operations

The HVGP proposes the construction of a single processing facility, the HVGP Plant which is projected to operate from fiscal 2007 to fiscal 2012.

6.10.1	Processing Facilities

The current feasibility study has found the metallurgical characteristics of the Hamata ores to differ from those of the Hidden Valley and Kaveroi ores. The Hamata type ores are free-milling and amenable to conventional whole ore leaching and CIP/CIL processing. The Hidden Valley and Kaveroi ores however, have higher silver to gold ratios of around 15:1, making them unsuitable for conventional carbon adsorption technology due to uneconomically high cyanide consumption to achieve effective dissolution. The current feasibility study suggests that the most economic process flowsheet for the Hidden Valley and Kaveroi ore types would include flotation, concentrate regrind, leaching, counter-current decantation (“CCD”) and Merrill-Crowe zinc precipitation circuits.

It is proposed to have a separate crushing facility at the Hidden Valley/Kaveroi ore bodies and install an overland conveyor to transport crushed ore to the Hamata processing plant. The Hamata and Hidden Valley ores would then batch processed through the SAG/Ball grinding circuit and specific downstream treatment circuits. The schematic flow sheet is shown in Figure 6.16.

The design capacity of the plant at a maximum of 252ktpm will allow for processing Hamata and Hidden Valley/Kaveroi ore. Metallurgical recoveries for each significant ore type based on the proposed routes, review of test work and evaluations yield metallurgical recoveries which range from 91% to 95% for gold and from 66% to 87% for silver.

Details regarding the project capital cost of the HVG Plant are given in Section 8.0 of this CPR.

6.10.2	LoM Plan

The LoM metallurgical statistics for PNG Operations is given in Table 6.17 below. In summary the salient features are:

•	The projected cessation of processing operations in 2012;

•	The relatively constant throughput;

•	Average LoM metallurgical recoveries of 91.8% and 86.6% for gold and silver, respectively; and

•	Relatively constant operating expenditures over the project LoM plan.

Table 6.17 PNG Operations: LoM metallurgical processing statistics – Option ‘A’

Process Plants	Units	LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012
Tonnage	(kt)	21,459	0	0	2,752	3,483	3,480	3,481	3,500	3,504
Grade – Au	(g/t)	3.0	0.0	0.0	2.9	3.0	2.9	3.0	3.2	2.8
Grade – Ag	(g/t)	42.7	0.0	0.0	7.7	34.3	45.1	54.1	44.9	60.8
Metallurgical Recovery – Au	(%)	91.8	0.0	0.0	93.5	92.6	92.0	91.0	91.6	90.9
Metallurgical Recovery – Ag	(%)	86.6	0.0	0.0	66.0	81.6	89.0	88.8	88.5	85.6
Saleable Gold	(koz)	1,875	0	0	242	310	299	302	333	289
Saleable Silver	(koz)	25,509	0	0	448	3,137	4,488	5,379	4,468	5,864
Operating Expenditure	(A$/t)	11	0	0	11	11	11	11	11	11

6.11	Gold Accounting and Security

6.11.1	Gold Accounting

Generally adequate attention is given to sampling and sample preparation. Whilst there are accounting anomalies that require further investigation, good accounting procedures are largely in place.

Plant feed tonnage is generally measured via weigh scales on mill feed belts or leach feed mass flow systems.

All plant feed sources are individually sampled. Underground ore is generally sampled at the shaft head or on the main plant feed conveyor with the aid of Go-Belt samplers. Waste rock is generally sampled from a plant feed conveyor with Go-Belt samplers. Where manual samples are taken, particularly in the case of third party samples, detailed procedures have been laid down and are followed. Daily composites of Go-Belt and other bulk samples are prepared in dedicated sample preparation plants.

Plant head and residue samples are almost exclusively taken automatically with cross-stream pulp cutters or in-stream poppet samplers. Shift composites are accumulated and prepared in the standard way. In most cases, actual gold recovered is apportioned to the various sources in proportion to the estimated content in each source after allowance has been made for any differential metallurgical recovery. The latter is determined from bottle roll tests on monthly composite samples. Generally plant sampling appears to be reasonable as reflected in the unaccounted gains and losses.

Operations situated in the Free State Province (with the exception of Target Mine) make use of Harmony’s “Free State Laboratory Services”. Pre-determined standards (“SABS”) are included in sample batches, tolerance levels are determined and constant monitoring of the various analyses is done. A “round robin” sample check system is also applied, using Performance Laboratories (Target Mine), Beatrix Laboratory and Performance Laboratories (West Wits Operations). Target Mine subcontracts Performance Laboratories, as do Kalgold Operations and Evander Operations.

Kalgold Mine has its own laboratory situated in the plant and has the capacity to analyze 3,000 plant samples and 2,000 mine samples by fire assay per month. The laboratory also has the capability of doing wet assays such as dissolved gold and analysis of plant chemicals. The Laboratory is audited on a regular basis and participates in round robin exercises with other laboratories.

Performance Laboratories run the West Wits Operations laboratory on behalf of Harmony. The facility was outsourced four years ago and is adequately staffed to undertake all sampling for the West Wits Operations. The building and equipment remains the property of Harmony.

The laboratory is a modern facility which consists of a large fire assay section with a capacity to do 60,000 samples per month and also has an Aztec robot X-ray analyzer capable of analyzing 2,000 samples per day for gold and uranium. There is also an ICP analyzer used for base metals and PGM analysis. The laboratory also specialises in sample preparation metallurgical test work. There is a water lab capable of doing water and environmental analysis for the full range of elements. The laboratory has recently been accredited by SANAS for ISO 17025.

6.11.2	Security

SRK notes that whilst security measures are in place at the Mining Assets, these vary in both management focus and the applied technology. In general, however, mine management is continuing to refine security measures in particular by increasing the level of sophistication where warranted.

6.12	Harmony’s Virginia Refinery

In 1997 Harmony received regulatory approval to market its own gold, a function that was previously the sole preserve of the SARB. The Company operates the only independent gold refinery in South Africa. During fiscal 2002, Harmony increased the capacity of its refinery to 100 tonnes per annum, as a result of which Harmony has the capacity to refine all of its gold produced in South Africa.

In fiscal 2004, all of Harmony’s South African production was refined at this refinery. In fiscal 2003, approximately 85% of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at Rand Refinery, which is owned by a consortium of the major gold producers in South Africa.

Gold in solution from the FS1 plant is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Because cathode sludge produced from electro-winning is now sent directly to the Company’s refinery, most of the plants no longer use smelting to produce rough gold bars (“dore”). The zinc precipitation plant at FS1 continues to smelt to dore. These bars are then transported to Harmony’s refinery, which is responsible for refining the bars to a minimum of gold delivery status.

Harmony produces its own branded products at its refinery, including various sizes of gold bars. This has allowed Harmony to sell to markets such as India, the Middle East and East Asia. Harmony’s refinery supplies gold alloys and associated products to jewellery manufacturers in South Africa and internationally.

6.13	Summary

Table 6.18 below gives the total LoM metallurgical processing statistics for the Mining Assets for operating Option ‘A’. Table 6.19a and Table 6.19b presents the annual LoM metallurgical processing statistics for RoM tonnage, RoM grade (Au) and metallurgical recovery (Au). Table 6.20a presents the annual LoM metallurgical processing statistics for Saleable Gold, Saleable Silver and operating expenditure.

Table 6.18 Mining Operations: Total LoM metallurgical processing statistics – Option ‘A’

Mining Assets	Tonnage (kt)	Grade (g/t)	Content (koz)	MRF (%)	Recovered Gold (koz)	Clean-Up Gold (koz)	Saleable Gold (koz)	Saleable Silver (koz)
Freegold Operations	84,075	5.4	14,548	95.5%	13,889	41	13,929	1,393
West Wits Operations	77,094	6.2	15,331	96.6%	14,811	68	14,878	1,488
Target Operations	23,205	6.5	4,859	96.6%	4,695	8	4,703	470
Harmony Free State Operations	42,470	4.7	6,378	93.1%	5,935	28	5,963	596
Evander Operations	67,107	6.7	14,503	95.2%	13,809	37	13,845	1,385
Orkney Operations	7,401	6.7	1,594	95.0%	1,514	0	1,514	151
Kalgold Operations	3,963	2.3	296	85.3%	253	1	254	25
Australian Operations	14,963	3.8	1,836	92.4%	1,696	0	1,696	0
Papua New Guinea Operations	21,459	3.0	2,041	91.8%	1,875	0	1,875	25,509

Total	341,737	5.6	61,386	95.3%	58,476	183	58,659	31,017

The quantity of clean-up gold that can be anticipated on closure of a plant is uncertain. Reported figures for South African plants have shown an order of magnitude difference, varying between 0.04% and 0.40% of the total gold produced through the plant during its life. Factors affecting the quantity of gold that is eventually recovered are plant age, installed treatment route, plant layout and detailed design features, plant operational management and the procedure and efficiency of the plant clean-up. As a guideline, SRK has assumed 0.15% for older crushing and milling plants, 0.10% for more recent, relatively clean plants and 0.04% for RoM milling plants. Where low level waste has been processed in the latter years of a plants life, significant gold purging is likely to have occurred and lower gold accumulations can be expected.

It is considered that parameters derived from South African experience would considerably overstate the clean-up gold potential of Western Australian processing plants, largely due to their more recent design, shorter operating history and more compact plant layout. SRK has accordingly made no allowance for the recovery of lock up gold in these instances.

Table 6.19a Mining Assets: LoM toll treatment statistics (RoM throughput, RoM grade and Metallurgical Recovery) – Option ‘A’

Statistic	Units	LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage	(kt)	341,737	12,524	24,951	27,320	26,112	25,502	23,540	22,494	21,279	17,334	15,924	15,777	15,714	15,547	13,410	11,036	7,990
Freegold Operations	(kt)	84,075	3,121	6,253	5,845	5,848	5,840	5,831	5,815	5,340	5,280	5,280	5,280	5,280	5,280	4,450	2,791	1,077
West Wits Operations	(kt)	77,094	2,902	6,178	6,577	6,761	7,145	6,247	5,454	5,265	4,312	4,340	4,134	3,489	3,123	2,370	1,948	1,749
Target Operations	(kt)	23,205	630	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Harmony Free State Operations	(kt)	42,470	2,054	4,290	3,977	3,669	3,631	2,728	2,728	2,692	2,508	2,395	2,417	2,486	2,427	1,612	1,235	441
Evander Operations	(kt)	67,107	887	1,743	1,700	1,644	1,639	1,641	1,696	2,161	2,271	2,205	2,243	2,973	3,458	3,718	3,802	3,463
Orkney Operations	(kt)	7,401	446	947	931	931	918	765	453	453	444	444	444	227	0	0	0	0
Kalgold Operations	(kt)	3,963	662	1,431	1,431	439	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(kt)	14,963	1,823	2,848	2,848	2,077	1,588	1,588	1,588	604	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(kt)	21,459	0	0	2,752	3,483	3,480	3,481	3,500	3,504	1,259	0	0	0	0	0	0	0

Grade – Au	(g/t)	5.6	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.4	5.8	5.9	5.9	5.9	5.7	5.9	6.8	6.8
Freegold Operations	(g/t)	5.4	5.1	5.3	5.2	5.4	5.6	6.0	6.2	5.8	5.0	4.4	4.4	4.4	4.0	4.7	6.9	7.6
West Wits Operations	(g/t)	6.2	4.0	4.2	4.6	4.8	5.1	5.6	6.1	6.2	7.4	7.4	7.5	7.8	7.9	8.1	8.1	8.1
Target Operations	(g/t)	6.5	6.5	6.1	6.9	8.1	8.2	7.1	6.8	6.6	6.4	6.7	7.1	6.7	6.3	5.1	5.9	4.7
Harmony Free State Operations	(g/t)	4.7	4.4	4.5	4.5	4.6	4.6	4.8	4.8	4.9	4.8	4.8	4.8	4.7	4.8	4.6	4.8	4.8
Evander Operations	(g/t)	6.7	5.5	5.5	5.5	5.5	5.5	5.5	5.6	6.6	7.2	6.8	6.7	6.8	6.8	6.9	6.9	6.9
Orkney Operations	(g/t)	6.7	6.7	6.8	7.0	7.0	7.0	7.1	6.1	6.1	6.3	6.3	6.3	6.2	0.0	0.0	0.0	0.0
Kalgold Operations	(g/t)	2.3	2.3	2.3	2.3	2.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(g/t)	3.8	3.4	4.1	3.5	3.6	3.9	3.9	3.3	7.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(g/t)	3.0	0.0	0.0	2.9	3.0	2.9	3.0	3.2	2.8	2.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Metallurgical Recovery – Au	(%)	95.3	94.6	94.7	94.8	95.0	95.2	95.1	95.2	95.2	95.5	95.6	95.5	95.4	95.3	95.4	95.7	95.6
Freegold Operations	(%)	95.5	95.1	95.2	95.3	95.4	95.5	95.6	95.7	95.7	95.4	95.1	95.1	95.0	94.8	95.2	96.1	96.2
West Wits Operations	(%)	96.6	95.9	96.0	96.2	96.3	96.4	96.5	96.6	96.6	96.7	96.7	96.8	96.8%	96.9	96.9	96.9	96.9
Target Operations	(%)	96.6	96.6	96.5	96.7	97.0	97.0	96.7	96.7	96.6	96.6	96.7	96.8	96.7	96.6	96.2	96.5	96.0
Harmony Free State Operations	(%)	93.1	92.8	93.4	93.3	93.2	93.2	92.7	92.7	92.7	92.8	92.9	92.4	92.4	92.4	93.5	94.5	94.4
Evander Operations	(%)	95.2	96.7	96.7	96.7	96.7	96.7	96.7	96.6	96.1	95.7	95.4	95.4	95.1	94.9	94.9	94.8	94.7
Orkney Operations	(%)	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	0.0	0.0	0.0	0.0
Kalgold Operations	(%)	85.3	85.3	85.3	85.3	85.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(%)	92.4	92.6	92.4	92.0	92.3	92.1	92.6	92.0	93.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(%)	91.8	0.0	0.0	93.5	92.6	92.0	91.0	91.6	90.9	91.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Table 6.19b Mining Assets: LoM toll treatment statistics (RoM throughput, RoM grade and Metallurgical Recovery) – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tonnage	(kt	)	7,889	7,110	5,773	4,627	4,312	3,182	2,660	2,378	2,221	2,207	1,541	466	465	291	160
Freegold Operations	(kt	)	1,077	1,077	1,077	1,077	1,077	79	0	0	0	0	0	0	0	0	0
West Wits Operations	(kt	)	1,701	1,247	793	623	447	288	0	0	0	0	0	0	0	0	0
Target Operations	(kt	)	1,260	1,260	633	54	86	288	94	0	0	0	0	0	0	0	0
Harmony Free State Operations	(kt	)	351	351	351	126	0	0	0	0	0	0	0	0	0	0	0
Evander Operations	(kt	)	3,500	3,174	2,919	2,747	2,702	2,526	2,567	2,378	2,221	2,207	1,541	466	465	291	160
Orkney Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(kt	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Grade – Au	(g/t	)	6.7	7.0	7.4	7.4	7.5	7.3	7.2	7.3	7.3	7.3	7.9	5.5	5.5	6.0	6.0
Freegold Operations	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
West Wits Operations	(g/t	)	8.1	8.4	9.0	9.0	9.1	9.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Target Operations	(g/t	)	4.7	6.6	8.7	6.0	6.6	5.4	4.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Harmony Free State Operations	(g/t	)	4.6	4.6	4.6	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander Operations	(g/t	)	6.7	6.6	6.9	7.1	7.1	7.3	7.3	7.3	7.3	7.3	7.9	5.5	5.5	6.0	6.0
Orkney Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Kalgold Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(g/t	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Metallurgical Recovery – Au	(%	)	95.6	95.7	95.7	95.6	95.5	95.2	94.9	94.9	94.9	94.9	95.3	96.7	96.7	96.8	96.8
Freegold Operations	(%	)	96.2	96.2	96.2	96.2	96.2	96.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
West Wits Operations	(%	)	96.9	97.0	97.1	97.1	97.2	97.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Target Operations	(%	)	96.0	96.6	97.1	96.5	96.6	96.3	95.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Harmony Free State Operations	(%	)	95.5	95.5	95.5	95.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander Operations	(%	)	94.6	94.6	94.7	94.8	94.8	94.8	94.9	94.9	94.9	94.9	95.3	96.7	96.7	96.8	96.8
Orkney Operations	(%	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Kalgold Operations	(%	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(%	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(%	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Table 6.20a Mining Assets: LoM toll treatment statistics (Saleable Gold, Saleable Silver and Operating Expenditure) – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Saleable Gold	(koz	)	58,659	1,707	3,553	3,784	3,838	3,920	3,757	3,660	3,561	3,109	2,866	2,849	2,822	2,733	2,440	2,304	1,699
Freegold Operations	(koz	)	13,929	485	1,011	928	977	995	1,075	1,103	953	814	717	710	707	648	636	598	254
West Wits Operations	(koz	)	14,878	354	795	928	1,000	1,139	1,082	1,035	1,017	996	993	967	846	773	600	493	439
Target Operations	(koz	)	4,703	127	239	270	318	321	277	265	260	252	263	280	263	247	201	232	182
Harmony Free State Operations	(koz	)	5,963	272	577	539	504	502	390	390	390	362	346	345	347	344	221	179	86
Evander Operations	(koz	)	13,845	152	298	291	282	281	283	296	438	502	462	462	617	720	782	800	737
Orkney Operations	(koz	)	1,514	91	198	198	198	197	166	85	85	85	85	85	43	0	0	0	0
Kalgold Operations	(koz	)	254	42	91	91	29	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(koz	)	1,696	184	344	297	219	185	182	154	130	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(koz	)	1,875	0	0	242	310	299	302	333	289	99	0	0	0	0	0	0	0

Saleable Silver	(koz	)	31,017	152	321	772	3,467	4,832	5,706	4,786	6,178	2,025	287	285	282	273	244	230	170
Freegold Operations	(koz	)	1,393	48	101	93	98	100	108	110	95	81	72	71	71	65	64	60	25
West Wits Operations	(koz	)	1,488	35	79	93	100	114	108	103	102	100	99	97	85	77	60	49	44
Target Operations	(koz	)	470	13	24	27	32	32	28	26	26	25	26	28	26	25	20	23	18
Harmony Free State Operations	(koz	)	596	27	58	54	50	50	39	39	39	36	35	34	35	34	22	18	9
Evander Operations	(koz	)	1,385	15	30	29	28	28	28	30	44	50	46	46	62	72	78	80	74
Orkney Operations	(koz	)	151	9	20	20	20	20	17	8	8	8	8	8	4	0	0	0	0
Kalgold Operations	(koz	)	25	4	9	9	3	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(koz	)	25,509	0	0	448	3,137	4,488	5,379	4,468	5,864	1,724	0	0	0	0	0	0	0

Processing Costs	(ZAR/t	)	33	33	32	33	33	31	32	34	35	29	27	30	29	29	31	34	42
Freegold Operations	(ZAR/t	)	23	27	27	23	23	23	23	23	21	20	20	20	20	20	20	22	26
West Wits Operations	(ZAR/t	)	31	27	26	26	25	25	26	28	30	27	27	28	31	33	39	45	48
Target Operations	(ZAR/t	)	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40
Harmony Free State Operations	(ZAR/t	)	26	22	21	22	23	23	25	25	25	26	27	26	26	26	30	35	94
Evander Operations	(ZAR/t	)	37	32	32	33	33	33	33	54	44	38	38	54	43	39	36	36	37
Orkney Operations	(ZAR/t	)	19	19	19	19	19	19	19	19	19	19	19	19	19	0	0	0	0
Kalgold Operations	(ZAR/t	)	68	70	67	67	69	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(ZAR/t	)	60	56	57	57	68	57	57	57	100	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(ZAR/t	)	51	0	0	50	52	50	50	50	53	48	0	0	0	0	0	0	0

Table 6.20b Mining Assets: LoM toll treatment statistics (Saleable Gold, Saleable Silver and Operating Expenditure) – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Saleable Gold	(koz	)	1,623	1,570	1,309	1,058	987	766	595	528	492	491	374	80	80	54	51
Freegold Operations	(koz	)	254	254	254	254	254	48	0	0	0	0	0	0	0	0	0
West Wits Operations	(koz	)	428	361	222	175	128	107	0	0	0	0	0	0	0	0	0
Target Operations	(koz	)	181	257	172	10	18	48	20	0	0	0	0	0	0	0	0
Harmony Free State Operations	(koz	)	49	49	49	23	0	0	0	0	0	0	0	0	0	0	0
Evander Operations	(koz	)	710	649	612	596	588	563	574	528	492	491	374	80	80	54	51
Orkney Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Saleable Silver	(koz	)	162	157	131	106	99	77	59	53	49	49	37	8	8	5	5
Freegold Operations	(koz	)	25	25	25	25	25	5	0	0	0	0	0	0	0	0	0
West Wits Operations	(koz	)	43	36	22	18	13	11	0	0	0	0	0	0	0	0	0
Target Operations	(koz	)	18	26	17	1	2	5	2	0	0	0	0	0	0	0	0
Harmony Free State Operations	(koz	)	5	5	5	2	0	0	0	0	0	0	0	0	0	0	0
Evander Operations	(koz	)	71	65	61	60	59	56	57	53	49	49	37	8	8	5	5
Orkney Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(koz	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Processing Costs	(ZAR/t	)	39	44	37	36	35	45	33	32	34	34	34	39	39	44	119
Freegold Operations	(ZAR/t	)	26	26	26	26	26	251	0	0	0	0	0	0	0	0	0
West Wits Operations	(ZAR/t	)	49	64	42	49	62	114	0	0	0	0	0	0	0	0	0
Target Operations	(ZAR/t	)	40	40	41	54	49	42	87	0	0	0	0	0	0	0	0
Harmony Free State Operations	(ZAR/t	)	63	63	63	91	0	0	0	0	0	0	0	0	0	0	0
Evander Operations	(ZAR/t	)	36	41	35	34	34	31	31	32	34	34	34	39	39	44	119
Orkney Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Figure 6.1 Freegold Operations – Schematic Flow Diagram of FS1 Plant

Figure 6.2 Freegold Operations – Schematic Flow Diagram of St. Helena Plant

Figure 6.3 Freegold Operations – Schematic Flow Diagram of Joel Plant

Figure 6.4 West Wits Operations – Schematic Flow Diagram of Elandsrand Plant

Figure 6.5 West Wits Operations – Schematic Flow Diagram of Cooke Plant

Figure 6.6 West Wits Operations – Schematic Flow Diagram of Doornkop Plant

Figure 6.7 Target Operations – Schematic Flow Diagram of Target Plant

Figure 6.8 Harmony Operations – Schematic Flow Diagram of Central Plant

Figure 6.9 Harmony Operations – Schematic Flow Diagram of Saaiplaas Plant

Figure 6.10 Evander Operations – Schematic Flow Diagram of Kinross-Winkelhaak Plant

Figure 6.11 Evander Operations – Schematic Flow Diagram of Evander Rolspruit Plant

Figure 6.12 Evander Operations – Schematic Flow Diagram of Evander Poplar Plant

Figure 6.13 Kalgold Operations – Schematic Flow Diagram of Kalgold Plant

Figure 6.14 Australian Operations – Schematic Flow Diagram of Checker Plant

Figure 6.15 Australian Operations – Schematic Flow Diagram of Jubilee Plant

Figure 6.16 Papua New Guinea Operations: Schematic Flow Diagram of HVGP Plan

7.	TAILINGS STORAGE FACILITIES

7.1	Introduction

This section includes discussion and comment on the tailings engineering aspects associated with the Mining Assets. Specifically, detail and comment is focussed on the design, construction, geotechnical integrity, remaining capacity and management practices governing the Tailings Storage Facilities (“TFS”) for the execution of the LoM plan presented as operating Option ‘A’.

Key source data for the review comprised the engineering design constraints, where available, as prepared by the appointed tailings dam review consultants at each of the operations (including in certain cases SRK).

7.2	Mining Operations

The remaining capacities of the various TSF are included in Table 7.1, as is the project placement tonnages and the necessary additional capital expenditures required to maintain and where appropriate increase current deposition of tailings arising from the various processing facilities.

7.2.1	Freegold Operations

•	Free State South TSF complex: This complex comprises five TSF: FS8W, FS8E, FS4, FS2, and FS1. Currently all are being operated except for the southern section of FS4, which is being hydraulically re-mined on an ad hoc basis. FS8E, FS4 and FS2 have designed under-drains whereas FS8W and FS1 do not. Visually the tailings dams appear stable and are in fair to good condition, however they require general housekeeping such as solution trench and toe catchment paddock maintenance. The return water dams also appear in fair condition. The maximum rate of rise is expected to be about 1.2mpa and the minimum 0.5mpa;

•	Free State North TSF complex: This complex comprises two TSF: FSN1 and FSN2. Both TSF were, active up until 2004. However, these tailings dams are now no longer in use. Visually, the tailings dams appear stable and in fair to good condition. It was however noted, that these two dams display rat-holing on the perimeter slopes. The benches require re-grading so that rainwater is channelled along the inside of the step-ins. This philosophy could reduce ongoing maintenance significantly in the future. As a consequence of the rat-holing, above average maintenance on the tailings dams is likely be necessary in the future. In addition, general housekeeping is required in the solution trenches and toe catchment paddocks. The return water dams are in good condition;

•	St Helena Plant TSF complex: This complex comprises TSF No. 4 which is an active dam. Visually, the TSF appears stable and in good condition. Historically TSF No.4 displayed above average toe-line seepage, but due to a significant reduction in the current monthly tonnage deposited on to the dam, the seepage has stopped and the toe-line dried up. General housekeeping is required on the solution trenches, toe catchment paddocks and benches (re-grading). The return water dams are in good condition.The maximum rate of rise is expected to be about 0.5mpa and the minimum 0.4mpa; and

•	Joel Plant TSF Complex: This complex comprises a single active TSF. Visually, the tailings dam appears stable and in fair to good condition. Historically the Joel TSF has displayed above average toe-line seepage. Due to a large reduction in the current monthly tonnage deposited on to the dam (from about 130Ktpm to 45Ktpm). The toe-line seepage has reduced significantly to a very low level. General housekeeping is required on the solution trenches and toe catchment paddocks. The return water dam is in good condition.The maximum rate of rise is expected to be about 0.7mpa and the minimum 0.5mpa.

Additional capital expenditures associated with the various TSF at Freegold Operations total some ZAR6.2m, ZAR5.5m of which is required to be expended during 2020.

7.2.2	West Wits Operations

•	Elandsrand Plant TSF Complex: This complex comprises two TSF situated on a hillside, one directly down slope from the other. The paddocks, solution trenches and drains are in working order as well as the penstock structure. A review of the stability report shows stable conditions for all the dams, and piezometer readings indicate proper phreatic conditions developed in the dams’ body with no excess build up in pore pressure; however, some of the piezometers appear to be blocked, and as such need to be replaced as soon as possible.

Tailings deposition requirements associated with Option ‘A’ indicates a requirement for TSF capacity of some 30.6Mt of material. This exceeds the current combined capacity of both the active Elandsrand TSF (7.2Mt) and the dormant Deelkraal TSF (19.2Mt). In this regard various options are available, which include the feasibility of raising the existing Elandsrand TSF, as well as deposition of tailings on the Deelkraal TSF (Option 1), or construction of a new tailings disposal facility (Option 2). At the current LoM arisings the maximum rate of rise is likely to be about 1.5mpa and the minimum 0.9mpa.

The total capital expenditure requirement associated with Option 1 is some ZAR31.5m which allows for the raising of the Elandsrand TSF height to a maximum of 50m and the construction of a new delivery line from the Elandsrand Plant to the Deelkraal TSF. Option 2 entails the construction of a new tailings dam complex which is likely to require capital expenditures of approximately

ZAR50m. This cost excludes any land purchase costs, and only covers hardware requirements necessary at the new complex. The FMs are based on the assumption that Option 1 will be the most likely route followed, pending further detailed analysis;

•	Deelkraal Plant TSF Complex: This complex comprises a dormant TSF following cessation of treatment the Deelkraal Plant in fiscal 2004. The water pump and all removable equipment have been dismantled to stop vandalism occurring. Although the tailings dam is dormant, the monitoring of the dam continues and records are still kept. Moreover, the stability of the dam has been assessed as part of ongoing monitoring;

•	Cooke Plant TSF Complex: This complex comprises single TSF situated in the immediate vicinity of the Cooke Plant. In general, this tailings dam is in good condition. No sloughing or wet spots on the slopes were noted. Minimal erosion was observed on the slopes. The current freeboard is maintained at an acceptable level. It was however noted, that there is some siltation and reed growth in the solution trenches. The perimeter slopes and benches (except the top-most) have been clad with dump rock as a protective measure against erosion and dust control. Currently the Cooke Plant diverts part of its tailings stream to Doornkop Plant for onward transfer to the Doornkop TSF.

At present the maximum height of the Cooke TSF is about 50m. It is noted that the current design height is 60m. Operating Option ‘A’, however projects deposition requirement of some 33.2Mt which exceeds the available capacity of 18.7Mt. In order to accommodate the surplus, the tonnages arising from Cooke Plant must be apportioned such that approximately 25% to 50% (depending on individual years) is placed on the Cooke TSF with the balance being deposited on Doornkop TSF. From January 2005 to December 2009, part of the tailings stream from Cooke Plant must be rerouted to Doornkop TSF. From January 2010 to December 2015, part of the tailings stream from Doornkop Plant must be rerouted to Cooke TSF. In this way the rate of rise on both dams will be controlled. The maximum rate of rise on the Cooke TSF is expected to be about 1.5mpa and the minimum 1.0mpa.

In order to accommodate the tonnages projected in Option ‘A’, both tailings dams are likely to rise to about 65m or more. It will therefore be necessary to obtain clearance from the DME as this will be a design change. Harmony will be required to submit a detailed stability analysis, including the effects on the current Zones of Influence. Detailed behavioural modelling linked to tonnage loadings and phreatic surface movement during the remaining life of the tailings dams up to an anticipated final height of 70m will also be necessary. An EIA amendment will also be required along with any further stipulations given by the authorities; and

•	Doornkop TSF Complex: This complex comprises a single TSF which is located next to the Doornkop Plant about 4km distant from the Cooke Plant. Currently this dam receives tailings from both Doornkop Plant and Cooke Plants.

The TSF is in good condition with no signs of instability being observed. The paddocks and solution trench are, for the most part, in working good condition, however some housekeeping is required. A review of the piezometers and under drain data indicates that these are in good condition. Piezometer readings show that the phreatic level is within normal operating levels. The maximum height of the dam currently is around 35m, with the design final height being 60m. On Doornkop the maximum rate of rise is expected to be about 2.1mpa and the minimum 1.8mpa.

Not withstanding the aforementioned recommendations given in the Cooke TSF above, the only additional capital requirement is that for an elevated penstock arrangement. This is likely to be required within the next 2 years as the existing towers are about 25m high at a cost of ZAR1.0m.

Additional capital expenditures associated with the various TSF at West Wits Operations total some ZAR32.6m, ZAR31.5m of which is required to be expended during fiscal 2020.

7.2.3	Target Operations

The Target Plant TSF complex comprises a single TSF with two compartments known as TSFC1 and TSFC2. Visually, the TSF appear stable and in fair to good condition.

Historically TSFC1 (the northern compartment) displayed above average toe-line seepage. This has reduced significantly in the past two years as a consequence of east flank buttressing and installing a sub-surface seepage collector drain which covers about 75% of the western flank. The sub-surface seepage collector drain is situated outside the toe catchment paddocks. A new seepage collection pond has also been constructed to manage captured water. Target Mine has also installed a new elevated penstock in TSFC1 as well as constructing a new return water dam at the south east corner of the tailings dam. It is understood that the tailings ring feed column situated on an upper level bench causes frequent problems in the form of pipe failure. General housekeeping of the solution trenches, toe catchment paddocks and benches (re-grading) is required. Concerning the old return water dam, Target Mine intends decommissioning this facility in the not too distant future and rehabilitating the area.

The Target tailings dam can accommodate about 29.8Mt up to current design height and is adequate to cater for the tonnages arising form Option ‘A’ (23.2Mt). The maximum rate of rise is expected to be about 0.7m/yr and the minimum 0.5m/yr.

Additional capital expenditures associated with the various TSF at Target Operations total some ZAR0.3m.

7.2.4	Harmony Free State Operations

•	Harmony TSF Complex: This complex comprises three TSF: H1 (two compartments), H3 and H4. H1 is dormant and has been partially re-mined (±20%), the balance is vegetated. H3 TSF is dormant and vegetated. H4 TSF is the only operational dam in this complex of dams. Visually, all three TSF appear stable. TSF H4, which has a designed under drainage system is in good condition. Ongoing general housekeeping is required in the solution trenches and toe catchment paddocks. The return water dams are in good condition. The maximum rate of rise is expected to be about 1.3mpa and the minimum 0.75pa;

•	Merriespruit TSF Complex: This complex comprises five TSF: No. 32, No. 33a, No. 33b, No. 34a and No. 34b. Two TSF were active up until October 2004 and all TSF were rendered dormant by 1 January 2005. Visually, all the tailings dams appear stable, including the long-standing dormant dams. Ongoing general housekeeping however is required in the solution trenches and toe catchment paddocks. The return water pipeline feeding into the suite of return water dams needs repair at a number of locations as water was observed leaking out of the pipeline. The current suite of return water evaporation dams known as the 70 Million Dam is in good condition;

•	Virginia TSF Complex: This complex comprises three TSF: No. 30, No. 30A and No. 31. Two TSF were active up until October 2004 and all TSF were rendered dormant by 1 January 2005. Visually, all the tailings dams appear stable, including the long-standing dormant dam. However ongoing general housekeeping is required in the solution trenches and toe catchment paddocks. The return water dam is in fair condition; and

•	Saaiplaas TSF Complex: This complex comprises four separate ‘stand-alone’ TSF: FSS-FSS3, FSS5a-FSS5b, FSS4 and FSS6. Currently all are being operated except for FSS5a which historically has experienced two side slope sloughs, and FSS4 which is currently dormant and vegetated. FSS1-FSS3 and FSS6 have designed under-drains whereas FSS44, FSS5a-FSS5b do not.

Visually the tailings dams appear stable, with their infrastructures in fair condition. General housekeeping however indicates that solution trench and toe catchment paddock maintenance is required. It was noted that the return water dam (Dam 3) has recently been repaired due to instability problems.

It should be noted that, while the total tonnage arising in Option ‘A’ can be accommodated, future performance of the current complex may not permit the monthly loading (ranging from 211ktpm to 80ktpm) and contingency plans to transfer tonnage to another facility will be required and may involve re-commissioning the H3 (Harmony TSF Complex) dormant TSF (or another dormant TSF). The envisaged maximum rate of rise will be about 1.5mpa and the minimum 1.0mpa.

Additional capital expenditures associated with the various TSF at Harmony Free State Operations total some ZAR0.9m.

7.2.5	Evander Operations

•	Kinross TSF Complexes and Winkelhaak TSF Complexes: The Kinross TSF situated next to the Kinross section of the Kinross-Winkelhaak Plant is divided into three compartments abutting each other. The tonnage placed on each individual active compartment is governed according to their individual rates of rise. Of the total arisings at the Kinross Section of the Kinross-Winkelhaak Plant, about 45% goes to Kinross TSF and about 55% is delivered to Winkelhaak TSF, from the Kinross section of the Kinross-Winkelhaak Plant.

The Winkelhaak TSF is situated about 4km from the Kinross section of the Kinross-Winkelhaak Plant and is used to alleviate excessive rates of rise on the Kinross TSF. The Winkelhaak TSF will continue to receive tailings once the Kinross TSF reach their final height. The maximum rate of rise is expected to be about 1.75mpa on Winkelhaak TSF and the minimum 0.5mpa on Kinross TSF.

The Kinross TSF and Winkelhaak TSF are in good condition, with some maintenance on the paddocks, solution trenches and side slopes currently taking place. A new penstock intake has recently been installed on Dam 2 at Kinross. Currently the stability of both tailings dam complexes is satisfactory. It is envisaged that the current level of stability will remain as long as the rates of rise are controlled, and that good housekeeping is maintained.

•	Evander Poplar Project: The tailings section of the Feasibility Study is considered by SRK to be deficient in respect of that required at this level. Tailings contractors were commissioned by Turnberry Projects on behalf of Harmony to undertake a design and costing for the establishment of a tailings dam complex for the Evander Poplar Project. The cost estimate of ZAR10.3m included in the Feasibility Study is considered inadequate and SRK projects that an additional ZAR6.3m is required to cater for the following items: a return water dam; a detailed site survey; a geohydrological investigation; an EIA if necessary – inclusive of public participation, or an EMP Amendment including liaison with authorities; and a contingency allowance.

•	Evander Rolspruit Project: The tailings section of the Feasibility Study is considered by SRK to be deficient in respect of that required at this level. Tailings contractors were commissioned by Turnberry Projects on behalf of Harmony to undertake a design and costing for the establishment of a tailings dam complex for the Evander Poplar Project. The lower cost of ZAR18.2m included in the Feasibility Study is considered inadequate and SRK projects that an additional ZAR5.7m is required to cater for the following items: a return water dam; a detailed site survey; a geohydrological investigation; an EIA if necessary – inclusive of public participation, or an EMP Amendment including liaison with authorities; and a contingency allowance.

Additional capital expenditures associated with the various TSF at Evander Operations total some ZAR15.1m, the most significant portions of which being ZAR5.7m in 2011 and ZAR6.3m in 2015.

7.2.6	Kalgold Operations

The Kalgold TSF Complex located some 500m from the Kalgold Plant is a relatively new facility, uses a single delivery and deposition is arranged in a series of paddocks. The paddock walls are constructed using four hydrocyclones. The overflow (fine) tailings are deposited directly into the paddocks.

The storm water is managed using a temporary and a final penstock system. Visually the stability of the tailings dam appears good. However, a stability report reviewed states that the Factor of Safety (FoS) is 1.28. The maximum rate of rise is expected to be about 1.9mpa and the minimum 0.6mpa.

The Kalgold TSF can accommodate about 6.0Mt up to current design height. The LoM requirements up to 2008 are 4.0Mt. Although the dam will rise above the current design height by about 1m or so, no problems are foreseen.

7.2.7	Australian Operations

The tailings storage facilities are currently operated managed and controlled according to standard gold mining industry practice in Western Australia. No impairment to the integrity of the dams is anticipated, provided acceptable levels of management and control are maintained with all necessary remedial measures undertaken in a timely manner, specifically to manage erosion issues on discontinued facilities that have not yet undergone final rehabilitation.

•	Checker Plant TSF Complex: Checker Plant’s un-thickened tailings are pumped to the one remaining operating tailing storage facility TSF3. TSF3 uses the paddock system where tailings are deposited by spigotting around the perimeter to form a beach with supernatant water reclaimed by a central decant tower. An under drain in the new dam is also used for water collection. Walls are raised by upstream lifts using waste rock as the construction material. Analyses of water from boreholes around the periphery of the dam are reported to be within applicable limits for pH, total dissolved solids, and weak acid dissociable cyanide and prescribed heavy metals. TSF1 and TSF2 have now been discontinued with trials underway on capping the surface for final rehabilitation.

The current LoM plan for the Checker Gold Plant requires a total placement of some 11.3Mt. As at 1 January 2005, TSF3 is projected to have a useful life until 2009 if raised to its design height. This is marginal to meet the overall requirements of the LoM plan.

Beyond the current allowed height, there is opportunity to backfill tailings into one of the numerous depleted open-pits surround the Checker Plant. Specifically, the Boomer pit has been identified as a potential tailings facility. Permits will be required and at this stage no applications have been submitted. If actively pursued this option could be used sooner to offset some of the planned capital provisioned to expand the current facility; and

•	Jubilee Plant TSF Complex: Jubilee Plant un-thickened tailings are pumped to the one remaining operating tailing storage facilities TSF3A+B. TSF3A+B uses the paddock system where tailings are deposited by spigotting around the perimeter to form a beach with supernatant water reclaimed by a central decant tower. Mine waste was used for the initial starter walls with upstream construction using dried tailings.

The current LoM plan for the Jubilee Plant requires a total placement of some 3.8Mt. The remaining capacity of the TSF3A+B dams as at 1 January 2005 is estimated to be 4.5Mt, this assuming completion of the additional permitted lifts, of which 4 more are permitted. Alternatives to expanding TSF3A+B are currently being investigated and the Good Hope North depleted open-pit is available for future storage along with other depleted open-pits in the vicinity, which should reduce the capital outlay required to increase the current facilities capacity.

7.2.8	Papua New Guinea Operations

The design basis requires storage of 22.0Mt of tailings produced during the first 6.5 years of mine life with a possible extension up to 34.0Mt. The tailings elevation for 22.0Mt storage will be approximately RL1,988m plus allowance for pond and flood storage giving a dam crest at RL1,992m. For a TSF crest at RL2,000m the storage capacity will be about 28Mt to 30Mt depending on final freeboard.

Tailings at the site will be confined between two embankments designated the Main TSF and the Saddle TSF. The ultimate maximum height at the crest of the Main TSF will be approximately 80m and a maximum height at the crest of the Saddle TSF of approximately 40m. Site development will require diversion of Pihema Creek down a steep gradient to the Watut River. This will require construction of a concrete and riprap lined chute, the precise location of the channel will depend on topography and will be decided during construction.

The TSF are sited such that the downstream slopes will be founded on ground that is stable under earthquake loading. For the Main TSF, the downstream slope foundation consists of granular boulder material derived from a rock slide from high ground to the northwest. For the Saddle TSF the downstream slope is buttressed by a granodiorite ridge. The upstream slopes of both dams are founded on potentially liquefiable ground. However, these slopes will be buried by tailings and the foundation will not control the long-term downstream stability.

The TSF will be built using predominantly compacted weathered rock to form 3H:1V upstream slopes and compacted fresh rock to form the 3H:1V downstream slopes. A chimney drain will intercept seepage and maintain drained conditions in the downstream slopes. The TSF are essentially built as water retaining structures. There may be opportunities to steepen the slopes, particularly the downstream slopes of the Main dam. This decision can be made during construction when fill and foundation performance are monitored.

A qualitative risk assessment has been completed for the major components of the tailings facility. The designs have been undertaken to remove high and extreme consequence combined with high or extreme likelihood. The remaining noteworthy risks include the potential for movement of the upstream slope of the Saddle dam under a 1 in 100 years or greater earthquake. This risk is only significant between 3 to 5 years into the Project life and can be mitigated against by preferentially spigotting tailings to buttress the upstream slope early in the operation and by keeping the reclaim pond as far from the embankment as possible.

The stability of natural slopes is another important issue. There are steep slopes down to the Watut River and in the Pihema Creek valley, these slopes will be monitored and risks of slumps and slips will be reduced by drainage, excavation or fill buttresses as required.

Contingency items have been identified and an observational approach to construction recommended reducing the risk profile. A key component in managing the risks to an acceptable level is the need to maintain as small a free water pond as possible. The site has been studied during previous work on the Hamata/Hidden Valley ore bodies. In addition, test work on tailings and other relevant data were available from work completed for the Wau tailings area as part of previous studies for Aurora. The present Feasibility Study reviewed the previous work and modified previous designs to accommodate the current Project requirements.

The project is still at Feasibility Stage and is still a “green-field” site with minimal infrastructure. In terms of the tailings facility, the designs and associated capital estimate (A$5.7m) cannot yet be considered final and may be subject to further refinements as the project is developed.

7.3	TSF – Additional capital expenditures

Table 7.1 below gives the additional LoM capital requirement for the TSF associated with Option ‘A’. Note that in respect of the Evander Projects the amounts provided do not represent the total cost of the TSF and are in addition to that provided for in the respective Feasibility Studies.

Table 7.1 Mining Operations: assessment of TSF capacities for Option ‘A’

Mining Assets	Plants	Throughput (Mt)	Storage Capacity (Mt)	Surplus/ (Shortfall) (Mt)	Requirement (date)	Additional Tailings Capital (ZARm)
Freegold Operations		84.1	129.1	45.0		6.2
	Free State 1 Plant	79.7	79.3	-0.4	2020	5.5
	St. Helena Plant	0.6	32.2	31.6		0.0
	Joel Plant	3.7	17.6	13.8		0.8

West Wits Operations		77.1	94.9	17.8		32.6
	Elandsrand Plant	30.6	26.4	-4.2	2020	31.5
	Cooke Plant	33.2	18.7	-14.5		0.1
	Doornkop Plant	13.2	49.8	36.6		1.0

Target Operations	Target Plant	23.2	29.8	6.6		0.3

Harmony Free State Operations		42.5	89.6	47.1		0.9
	Central Plant	21.9	55.6	33.6		0.9
	Saaiplaas Plant	20.5	34.1	13.5		0.0

Evander Operations		67.1	76.3	9.2		15.1
	Evander Plant	26.0	33.3	7.3		3.1
	Rolspruit Plant	27.2	28.0	0.8	2011	5.7
	Poplar Plant	13.9	15.0	1.1	2015	6.3

Kalgold Operations	Kalgold Plant	4.0	6.0	2.0		0.0

Australian Operations		15.0	16.0	1.0		0.0
	Checker Plant	11.3	11.5	0.2		0
	Jubilee Plant	3.7	4.5	0.8		0

Papua New Guinea Operations	HVGP	21.5	22	0.5	2007	0

Total		334.3				55.1

8.	ENGINEERING INFRASTRUCTURE, OVERHEADS AND CAPITAL EXPENDITURE

8.1	Introduction

This section includes discussion and comment on the infrastructure and related aspects of the Mining Assets. Specifically, detail and comment is focused on the existing on-mine infrastructure, overheads and capital expenditure programmes necessary for the execution of the LoM plans presented as operating option ‘A’.

8.2	Mining Operations – Access, Water, Power and Surface Infrastructure

The following section includes brief discussions on the access, power and water supply and associated infrastructure which services the Mining Operations. Additional detail is given for the Papua New Guinea Operation given its project status. In respect of the Evander Rolspruit Project and the Evander Poplar Project, associated infrastructure will largely depend on extensions of similar services currently supplying the existing mining operations.

8.2.1	South African Mining Operations

At the existing mining operations engineering, access to the operating sites is well established via a network of national highways and local tarred roads, with railheads at the majority of the key regional centres.

Power supply is predominantly via the national generator and distributor (Eskom) and in conjunction with the on-mine reticulation systems is considered appropriate for servicing the needs of the various operations.

Water supply is also well established and is sourced from water made underground and from various regional water boards which report to governmental institutions.

Underground mining operations comprise access infrastructure to convey personnel, materials and equipment to and from the working areas and associated services to support mining operations. Horizontal infrastructure includes footwall haulage levels, cross-cuts and declines/inclines. Infrastructure required for ore flow and services include ore and waste passes, conveyor belts, high speed rail conveyances, crushing stations, ore bins, loading stations, water dams, pump stations, backfill stations, backfill transportation and placement systems, secondary ventilation and refrigeration plant, workshops and power and water reticulation systems.

Surface infrastructure includes headgears and winding systems, primary ventilation and refrigeration plants, process facilities, office blocks and training centres, workshops and stores, lamp rooms, change houses and accommodation. At the Mining Assets there are also a number of services and supply centres. These include compressed air supply stations and minor workshops for small repairs to plant and equipment.

Notwithstanding the age of the general infrastructure, SRK consider that all surface and underground infrastructure is reasonably maintained and equipped. In conjunction with planned maintenance programmes including specific remedial action and expenditure of projected ongoing capital allowances the current infrastructure is considered by SRK to sustain the LoM plans.

The power generation and distribution systems, water sourcing and reticulation systems are appropriate for operations as envisaged in the individual LoM plans. Where this has not been the case SRK has allocated appropriate capital provision, which have been included in the TEPs as presented in Section 12 of this CPR.

8.2.2	Australian Operations

At the existing mining operations engineering, access to the operating sites is well established via a network of national highways and local tarred roads, with railheads at the majority of the key regional centres.

Power supply is predominantly via the national generator and distributor and in conjunction with the on-mine reticulation systems is considered appropriate for servicing the needs of the various operations.

Water supply is also well established and is dependent on the quantum water made from on or near mine well fields with any shortfalls are countered by supply from various regional water boards which report to governmental institutions. A key issue however in Western Australia is the salinity of water supplied from underground aquifers which in certain instances necessitates further treatment prior to use in support of the mining operations.

At Mt. Magnet & Cue Mine surface water management is an important issue (specifically Hill 50) given that rainfall runoff is not a common event and protection of potable quality groundwater resources is essential. The well field area west of Mt Magnet township is classified as a Priority 1 water reserve. A proposal was made by the Waters and Rivers Commission to designate the western portion of the tenements as a Priority 3 water reserve in order to protect the quality of the well field. The Company has argued strongly against this as the tenement contains considerable historic mining disturbance as well as modern open pits and associated infrastructure. Given that the only users of the bore field are Hill 50 and the 10:1 evaporation to rainfall ratio experienced in the area means that there is a slow response between rainfall and groundwater recharge, the Company has argued that gazetting of the reserve served no real purpose. Recent negotiations were reportedly successful and the potential gazetting of the reserve has been stopped. Water harvesting is also used at the Mt Magnet & Cue Mine to supplement the bore field supply. All water extraction and monitoring bores are licensed.

Power for the Mount Magnet & Cue Mine comes predominantly from diesel engines supplemented by natural gas-fired turbines.

8.2.3	Papua New Guinea Operations

Access to the HVGP is by a tarred road from the port of Lae through to Bulolo then by all-weather gravel road to Wau and then onto a graded road. The graded road runs through the mountainous terrain and is currently only navigable by four wheel drive light vehicles and/or rigid light trucks. This road is considered unusable in heavy rains. Both Wau and Bulolo townships have short take-off and landing airstrips rendering these readily accessible by regional aircraft from the main airports at Lae and Port Moresby.

The micro-climate is tropical, ameliorated by Hidden Valley’s elevation (2,600masl). Daily temperatures are usually in the range of 15ºC to 20ºC with overnight temperatures falling to 10ºC to 12ºC. The high elevation frequently results in the project area being above the cloud base and/or covered by mist. The estimated mean annual rainfall is 2,750mm and the mean annual evaporation is 1,000mm. The mean annual rainfall is markedly lower at Wau (1,850mm).

The difficult conditions at HVGP: steep terrain, high rainfall and high seismicity present challenges with respect to waste management. Mine waste from the Hidden Valley Pits and the Kaveroi Pits is proposed to be stored in five separate waste rock dumps – one of which is a dedicated dump for PAF material. All waste from the Hamata Pit will be utilised to construct the two embankments of the TSF located close to the HVGP Plant. Tailings will be detoxified prior to deposition to reduce cyanide levels to acceptable levels and TSF discharge will undergo a secondary detoxification stage to ensure the discharge complies with accepted requirements.

Supporting infrastructure will include: the development of an access road from Bulolo utilising existing forestry roads and the Bulldog Track; the construction of a accommodation camp with capacity for 480 personnel; and other assorted site buildings and offices.

The HVGP has a power demand of 18MW and it is proposed to supply power via a contractor owned and operated power station of 22MW capacity constructed at the plant-site. Raw water will be drawn from the Upper Watut River and this source is expected to satisfy requirements even in the lowest flow events. Process water will be supplemented from the TSF decant return. Design and construction of the HVGP has been scheduled over an 18 month period.

Assuming a commitment to proceed is made during fiscal 2005, initial production can be scheduled during fiscal 2007.

8.3	Overhead Operating Expenditure

The following section includes historical and forecast statistics in respect of the overhead operating expenditures associated for the Mining Operations. As for all other operating expenditures (other than those projects for which Feasibility Studies are available) SRK has based its view of future projections on that achieved during fiscal 2004, inflated to 1 January 2005 money terms. Notwithstanding this comment, SRK note that given the absence in certain instances of long term strategic planning, potential exists to optimise these expenditures by consideration of the requirements of the combined reporting entity (Operations). Furthermore historical statistics exclude those operations which are not included in the various operating Options.

Mine overheads include costs associated with the following items: management, administration, security and regional overheads as distributed to the individual production units.

8.3.1	Historical and 2005(H2) Overhead Operating Expenditure

Table 8.1 Freegold Operations: historical and 2005(H2) overhead operating expenditure

Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(ZARm	)	57.6	255.5	246.2	89.6	129.9
Tshepong Mine	(ZARm	)	20.6	86.0	80.2	33.6	42.1
Bambanani Mine	(ZARm	)	25.8	88.9	82.0	23.1	43.1
West Mine	(ZARm	)	1.2	10.6	12.0	5.9	6.3
Nyala Mine	(ZARm	)	0.0	0.0	8.3	7.5	4.3
Joel Mine	(ZARm	)	9.0	28.5	25.1	10.4	13.8
St. Helena Mine	(ZARm	)	0.0	30.5	24.9	3.8	13.1
Kudu & Sable Mine	(ZARm	)	1.1	12.0	13.8	5.4	7.2
Phakisa Project	(ZARm	)	0.0	0.0	0.0	0.0	0.0
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0	0.0

Overhead Unit Rates	(ZAR/t	)	26	52	33	45	42
Tshepong Mine	(ZAR/t	)	28	52	49	39	47
Bambanani Mine	(ZAR/t	)	34	59	55	36	81
West Mine	(ZAR/t	)	34	76	66	65	52
Nyala Mine	(ZAR/t	)	0	0	57	57	25
Joel Mine	(ZAR/t	)	46	73	59	44	43
St. Helena Mine	(ZAR/t	)	0	83	58	33	84
Kudu & Sable Mine	(ZAR/t	)	38	65	58	52	50
Phakisa Project	(ZAR/t	)	0	0	0	0	0
Surface Sources	(ZAR/t	)	0	0	0	0	0

Table 8.2 West Wits Operations: historical and 2005(H2) overhead operating expenditure
Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(ZARm	)	203.3	190.7	192.3	84.5	110.4
Elandsrand Mine	(ZARm	)	78.4	68.4	75.7	30.5	40.4
Cooke 1 Mine	(ZARm	)	52.6	35.5	32.7	13.8	17.2
Cooke 2 Mine	(ZARm	)	8.8	8.2	12.3	2.2	7.8
Cooke 3 Mine	(ZARm	)	52.8	48.0	44.7	23.8	28.1
Doornkop Mine	(ZARm	)	10.7	30.5	26.8	14.1	16.9
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0	0.0

Overhead Unit Rates	(ZAR/t	)	37	34	34	31	38
Elandsrand Mine	(ZAR/t	)	53	58	66	65	68
Cooke 1 Mine	(ZAR/t	)	74	58	64	58	73
Cooke 2 Mine	(ZAR/t	)	18	15	23	14	34
Cooke 3 Mine	(ZAR/t	)	62	57	56	76	60
Doornkop Mine	(ZAR/t	)	22	69	55	62	61
Surface Sources	(ZAR/t	)	0	0	0	0	0
Table 8.3 Target Operations: historical and 2005(H2) overhead operating expenditure(1)
Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(ZARm	)	0.0	0.0	93.5	37.2	45.4

Overhead Unit Rates	(ZAR/t	)	0	0	86	65	72

(1)	The cost allocation prior to fiscal 2003 is not readily comparable to that defined following acquisition and consequently has been excluded from the above tables.

Table 8.4 Harmony Free State Operations: historical and 2005(H2) overhead operating expenditure

Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(ZARm	)	137.5	169.9	152.1	88.4	83.8
Harmony 2	(ZARm	)	16.2	23.7	9.4	13.1	5.5
Merriespruit 1	(ZARm	)	16.9	17.3	17.3	10.9	9.1
Merriespruit 3	(ZARm	)	29.0	28.5	23.8	11.7	12.5
Unisel	(ZARm	)	26.7	34.5	25.9	12.1	16.2
Brand 3	(ZARm	)	14.0	23.8	20.6	13.2	10.8
Masimong 4	(ZARm	)	0.0	7.5	15.6	6.2	8.2
Masimong 5	(ZARm	)	34.6	34.6	39.5	21.3	21.4

Overhead Unit Rates	(ZAR/t	)	44	50	40	50	41
Harmony 2	(ZAR/t	)	40	46	16	46	20
Merriespruit 1	(ZAR/t	)	46	44	41	51	42
Merriespruit 3	(ZAR/t	)	47	45	36	42	51
Unisel	(ZAR/t	)	72	89	61	56	58
Brand 3	(ZAR/t	)	41	64	44	58	40
Masimong 4	(ZAR/t	)	0	32	53	51	57
Masimong 5	(ZAR/t	)	34	41	42	50	35

Table 8.5 Evander Operations: historical and 2005(H2) overhead operating expenditure (Option ‘A’)

Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(ZARm	)	90.0	104.0	85.6	48.1	45.2
Evander 2 Mine	(ZARm	)	21.1	25.6	22.1	9.9	11.8
Evander 5 Mine	(ZARm	)	11.6	12.6	12.2	5.0	6.4
Evander 7 Mine	(ZARm	)	26.7	26.9	23.0	10.4	12.1
Evander 8 Mine	(ZARm	)	30.6	38.9	28.3	22.8	14.9
Rolspruit Project	(ZARm	)	0.0	0.0	0.0	0.0	0.0
Poplar Project	(ZARm	)	0.0	0.0	0.0	0.0	0.0

Overhead Unit Rates	(ZAR/t	)	78	102	79	35	51
Evander 2 Mine	(ZAR/t	)	47	55	50	47	49
Evander 5 Mine	(ZAR/t	)	59	62	61	51	56
Evander 7 Mine	(ZAR/t	)	48	53	44	39	44
Evander 8 Mine	(ZAR/t	)	43	64	45	71	57
Rolspruit Project	(ZAR/t	)	0	0	0	0	0
Poplar Project	(ZAR/t	)	0	0	0	0	0
Table 8.6 Orkney Operations: historical and 2005(H2) overhead operating expenditure
Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(ZARm	)	0.0	91.0	99.9	77.9	54.8
Orkney 2 Mine	(ZARm	)	0.0	49.4	39.6	25.6	19.8
Orkney 4 Mine	(ZARm	)	0.0	41.6	60.3	52.3	35.0

Overhead Unit Rates	(ZAR/t	)	0	76	103	183	123
Orkney 2 Mine	(ZAR/t	)	0	68	83	121	90
Orkney 4 Mine	(ZAR/t	)	0	89	123	245	154

Table 8.7 Kalgold Operations: historical and 2005(H2) overhead operating expenditure
Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(ZARm	)	0.3	0.3	0.3	0.2	0.2

Overhead Unit Rates	(ZAR/t	)	0.28	0.23	0.22	0.19	0.25
Table 8.8 Australian Operations: historical and 2005(H2) overhead operating expenditure
Mining Operation	Units		2002	2003	2004	2005(H1)	2005(H2)
Total Overheads	(A$m	)	1.7	1.4	1.8	0.9	1.2

Overhead Unit Rates	(A$/t	)	0.48	0.26	0.44	0.45	0.66

8.3.2	LoM Overhead Operating Expenditure

The following tables include the LoM overhead operating expenditures associated with operation Option ‘A’:

Table 8.9a Freegold Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	3,993.1	129.9	249.9	319.6	296.1	300.0	312.7	320.0	285.0	224.1	187.9	188.4	188.6	162.9	163.4	161.1	80.4
Tshepong Mine	(ZARm	)	1,217.8	42.1	84.2	84.2	84.2	84.2	84.2	84.2	84.2	84.2	84.2	84.2	84.2	84.2	84.2	81.3	0.0
Bambanani Mine	(ZARm	)	647.9	43.1	77.5	77.5	77.5	81.8	86.1	86.1	86.1	32.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
West Mine	(ZARm	)	81.6	6.3	12.6	12.6	12.6	12.6	12.6	12.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Nyala Mine	(ZARm	)	69.7	4.3	8.7	8.7	8.7	8.7	8.7	8.7	8.7	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Joel Mine	(ZARm	)	175.0	13.8	26.4	26.4	26.4	26.4	26.4	26.4	3.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
St. Helena Mine	(ZARm	)	300.5	13.1	26.1	26.1	26.1	26.1	26.1	26.1	26.1	26.1	26.1	26.1	26.1	0.0	0.0	0.0	0.0
Kudu-Sable Mine	(ZARm	)	21.7	7.2	14.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Phakisa Project	(ZARm	)	1,479.0	0.0	0.0	84.2	60.6	60.2	68.6	76.1	76.9	77.2	77.6	78.1	78.3	78.7	79.2	79.8	80.4
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	47	42	40	55	51	51	54	55	53	42	36	36	36	31	37	58	75
Tshepong Mine	(ZAR/t	)	45	47	45	45	45	45	45	45	45	45	45	45	46	47	47	47	0
Bambanani Mine	(ZAR/t	)	75	81	60	65	63	67	72	86	114	114	0	0	0	0	0	0	0
West Mine	(ZAR/t	)	49	52	49	49	48	48	48	48	0	0	0	0	0	0	0	0	0
Nyala Mine	(ZAR/t	)	27	25	27	27	27	27	27	27	27	27	0	0	0	0	0	0	0
Joel Mine	(ZAR/t	)	47	43	45	47	46	47	48	49	49	0	0	0	0	0	0	0	0
St. Helena Mine	(ZAR/t	)	78	84	68	68	68	68	68	68	68	68	122	126	126	0	0	0	0
Kudu-Sable Mine	(ZAR/t	)	59	50	66	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Phakisa Project	(ZAR/t	)	84	0	0	1,805	248	158	89	71	71	72	72	72	73	73	74	74	75
Surface Sources	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Table 8.9b Freegold Operations: LoM overhead operating expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total	(ZARm	)	81.0	83.3	84.2	84.2	84.2	6.2
Tshepong Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Bambanani Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
West Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Nyala Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Joel Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
St. Helena Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Kudu-Sable Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Phakisa Project	(ZARm	)	81.0	83.3	84.2	84.2	84.2	6.2
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	75	77	78	78	78	78
Tshepong Mine	(ZAR/t	)	0	0	0	0	0	0
Bambanani Mine	(ZAR/t	)	0	0	0	0	0	0
West Mine	(ZAR/t	)	0	0	0	0	0	0
Nyala Mine	(ZAR/t	)	0	0	0	0	0	0
Joel Mine	(ZAR/t	)	0	0	0	0	0	0
St. Helena Mine	(ZAR/t	)	0	0	0	0	0	0
Kudu-Sable Mine	(ZAR/t	)	0	0	0	0	0	0
Phakisa Project	(ZAR/t	)	75	77	78	78	78	78
Surface Sources	(ZAR/t	)	0	0	0	0	0	0

Table 8.10a West Wits Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	3,060.9	110.4	218.8	210.6	210.0	210.9	174.8	161.1	155.0	155.3	159.0	157.0	123.8	129.3	130.8	122.2	122.6
Elandsrand Mine	(ZARm	)	1,710.1	40.4	82.1	80.2	81.5	81.5	79.7	76.5	76.5	76.5	79.7	87.6	87.6	87.6	84.3	80.0	79.5
Cooke 1 Mine	(ZARm	)	154.6	17.2	34.3	34.3	34.3	34.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 2 Mine	(ZARm	)	91.8	7.8	15.5	15.5	15.5	15.5	15.5	6.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 3 Mine	(ZARm	)	490.6	28.1	51.6	46.9	46.9	46.9	46.9	46.9	46.9	46.9	46.9	35.5	0.0	0.0	0.0	0.0	0.0
Doornkop Mine	(ZARm	)	613.9	16.9	35.2	33.6	31.6	32.6	32.7	31.4	31.6	31.9	32.5	33.9	36.2	41.7	46.5	42.2	43.1
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	40	38	35	32	31	30	28	30	29	36	37	38	35	41	55	63	70
Elandsrand Mine	(ZAR/t	)	56	68	60	53	49	46	42	40	40	40	42	46	46	46	52	59	68
Cooke 1 Mine	(ZAR/t	)	65	73	68	63	64	63	0	0	0	0	0	0	0	0	0	0	0
Cooke 2 Mine	(ZAR/t	)	33	34	32	34	33	33	34	34	0	0	0	0	0	0	0	0	0
Cooke 3 Mine	(ZAR/t	)	57	60	57	54	58	57	57	57	57	57	57	57	0	0	0	0	0
Doornkop Mine	(ZAR/t	)	31	61	50	34	29	21	21	20	21	20	20	21	23	34	63	72	75
Surface Sources	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Table 8.10b West Wits Operations: LoM overhead operating expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total	(ZARm	)	122.7	96.6	79.5	79.5	79.5	51.3
Elandsrand Mine	(ZARm	)	79.5	79.5	79.5	79.5	79.5	51.3
Cooke 1 Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 2 Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 3 Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Doornkop Mine	(ZARm	)	43.2	17.1	0.0	0.0	0.0	0.0
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	72	77	100	128	178	178
Elandsrand Mine	(ZAR/t	)	70	83	100	128	178	178
Cooke 1 Mine	(ZAR/t	)	0	0	0	0	0	0
Cooke 2 Mine	(ZAR/t	)	0	0	0	0	0	0
Cooke 3 Mine	(ZAR/t	)	0	0	0	0	0	0
Doornkop Mine	(ZAR/t	)	76	60	0	0	0	0
Surface Sources	(ZAR/t	)	0	0	0	0	0	0

The above costs differ from that stated in Section 12.0 of this CPR in that they exclude the royalty payable to AVR in respect of the Doornkop Project.

Table 8.11a Target Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	1,769.9	45.4	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7

Operating Expenditure	(ZAR/t	)	76	72	72	72	72	72	72	72	72	72	72	72	72	72	72	72	72

Table 8.11b Target Operations: LoM overhead operating expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total	(ZARm	)	90.7	90.7	90.7	26.5	20.7	28.3	15.9

Operating Expenditure	(ZAR/t	)	72	72	143	491	242	98	170

Table 8.12a Harmony Free State Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	1,800.7	83.8	165.0	154.9	140.5	140.1	105.2	105.2	105.2	105.2	103.1	103.1	103.1	103.1	103.1	84.7	34.2
Harmony 2	(ZARm	)	46.7	5.5	10.4	9.9	10.2	10.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Merriespruit 1	(ZARm	)	342.5	9.1	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2
Merriespruit 3	(ZARm	)	111.7	12.5	25.0	25.0	25.0	24.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unisel	(ZARm	)	398.3	16.2	29.9	28.5	27.2	27.2	27.2	27.2	27.2	27.2	27.2	27.2	27.2	27.2	27.2	24.7	0.0
Brand 3	(ZARm	)	45.9	10.8	21.7	13.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Masimong 4	(ZARm	)	221.1	8.2	16.3	16.3	16.3	16.3	16.3	16.3	16.3	16.3	16.3	16.3	16.3	16.3	16.3	0.4	0.0
Masimong 5	(ZARm	)	634.5	21.4	43.5	43.5	43.5	43.5	43.5	43.5	43.5	43.5	41.4	41.4	41.4	41.4	41.4	41.4	16.1

Operating Expenditure	(ZAR/t	)	42	41	38	39	38	39	39	39	39	42	43	43	41	43	64	69	78
Harmony 2	(ZAR/t	)	23	20	19	24	25	26	0	0	0	0	0	0	0	0	0	0	0
Merriespruit 1	(ZAR/t	)	43	42	41	41	41	41	41	41	41	41	41	41	41	41	41	42	52
Merriespruit 3	(ZAR/t	)	49	51	49	49	49	49	0	0	0	0	0	0	0	0	0	0	0
Unisel	(ZAR/t	)	44	58	49	46	41	43	43	43	45	46	46	44	40	44	44	44	0
Brand 3	(ZAR/t	)	40	40	40	40	0	0	0	0	0	0	0	0	0	0	0	0	0
Masimong 4	(ZAR/t	)	57	57	57	57	57	57	57	57	57	57	57	57	57	57	57	57	0
Masimong 5	(ZAR/t	)	39	35	32	32	32	32	32	32	32	37	38	38	38	38	154	179	179

Table 8.12b Harmony Free State Operations: LoM overhead operating expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total	(ZARm	)	18.2	18.2	18.2	6.5
Harmony 2	(ZARm	)	0.0	0.0	0.0	0.0
Merriespruit 1	(ZARm	)	18.2	18.2	18.2	6.5
Merriespruit 3	(ZARm	)	0.0	0.0	0.0	0.0
Unisel	(ZARm	)	0.0	0.0	0.0	0.0
Brand 3	(ZARm	)	0.0	0.0	0.0	0.0
Masimong 4	(ZARm	)	0.0	0.0	0.0	0.0
Masimong 5	(ZARm	)	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	52	52	52	52
Harmony 2	(ZAR/t	)	0	0	0	0
Merriespruit 1	(ZAR/t	)	52	52	52	52
Merriespruit 3	(ZAR/t	)	0	0	0	0
Unisel	(ZAR/t	)	0	0	0	0
Brand 3	(ZAR/t	)	0	0	0	0
Masimong 4	(ZAR/t	)	0	0	0	0
Masimong 5	(ZAR/t	)	0	0	0	0

Table 8.13a Evander Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	2,400.1	45.2	89.9	89.9	89.9	89.9	89.9	110.0	110.7	85.3	77.4	106.3	109.9	110.3	109.5	108.3	85.3
Evander 2 Mine	(ZARm	)	173	12	23	23	23	23	23	23	22	0	0	0	0	0	0	0	0
Evander 5 Mine	(ZARm	)	104	6	13	13	13	13	13	13	13	8	0	0	0	0	0	0	0
Evander 7 Mine	(ZARm	)	349	12	24	24	24	24	24	24	24	24	24	24	24	24	24	23	0
Evander 8 Mine	(ZARm	)	906	15	30	30	30	30	30	30	30	30	30	30	31	31	31	31	31
Rolspruit Project	(ZARm	)	514	0	0	0	0	0	0	0	0	0	0	29	31	31	30	31	31
Poplar Project	(ZARm	)	354	0	0	0	0	0	0	20	22	23	24	23	23	24	24	23	23

Operating Expenditure	(ZAR/t	)	36	51	52	53	55	55	55	65	51	38	35	47	37	32	29	28	25
Evander 2 Mine	(ZAR/t	)	52	49	46	49	55	55	55	55	55	0	0	0	0	0	0	0	0
Evander 5 Mine	(ZAR/t	)	57	56	55	57	57	57	57	57	57	57	0	0	0	0	0	0	0
Evander 7 Mine	(ZAR/t	)	55	44	49	50	50	50	50	50	55	55	56	57	57	66	75	75	0
Evander 8 Mine	(ZAR/t	)	62	57	57	57	57	57	57	57	57	57	57	57	63	63	63	63	63
Rolspruit Project	(ZAR/t	)	19	0	0	0	0	0	0	0	0	0	0	452	37	23	18	18	17
Poplar Project	(ZAR/t	)	25	0	0	0	0	0	0	373	38	20	19	19	19	20	19	19	20

Table 8.13b Evander Operations: LoM overhead operating expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total	(ZARm	)	86.8	85.7	86.3	86.1	86.5	65.6	62.9	61.9	61.3	59.8	48.7	30.9	31.1	27.2	11.8
Evander 2 Mine	(ZARm	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 5 Mine	(ZARm	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 7 Mine	(ZARm	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 8 Mine	(ZARm	)	31	31	31	31	31	31	31	31	30	30	30	31	31	27	12
Rolspruit Project	(ZARm	)	31	30	31	31	32	32	32	31	31	30	18	0	0	0	0
Poplar Project	(ZARm	)	24	25	24	24	24	3	0	0	0	0	0	0	0	0	0

Operating Expenditure	(ZAR/t	)	25	27	30	31	32	26	25	26	28	27	32	66	67	94	74
Evander 2 Mine	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 5 Mine	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 7 Mine	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Evander 8 Mine	(ZAR/t	)	63	63	63	63	63	66	66	66	65	65	65	66	67	94	74
Rolspruit Project	(ZAR/t	)	17	19	17	16	17	16	15	16	18	17	17	0	0	0	0
Poplar Project	(ZAR/t	)	22	23	41	65	80	74	0	0	0	0	0	0	0	0	0

Table 8.14 Orkney Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	954.3	54.8	109.5	108.5	108.5	108.5	95.8	70.0	70.0	69.6	63.3	63.3	32.4
Orkney 2 Mine	(ZARm	)	201	20	40	38	38	38	26	0	0	0	0	0	0
Orkney 4 Mine	(ZARm	)	754	35	70	70	70	70	70	70	70	70	63	63	32

Operating Expenditure	(ZAR/t	)	129	123	116	117	117	118	125	155	155	157	143	143	143
Orkney 2 Mine	(ZAR/t	)	82	90	80	81	81	83	83	0	0	0	0	0	0
Orkney 4 Mine	(ZAR/t	)	152	154	154	155	155	155	155	155	155	157	143	143	143

Table 8.15 Kalgold Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	2.3	0.2	0.4	1.3	0.4

Operating Expenditure	(ZAR/t	)	0.6	0.2	0.3	0.9	0.9

Table 8.16 Australian Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units			LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(A$	m	)	11.4	1.2	2.4	2.4	1.8	1.2	1.2	1.2

Operating Expenditure	(A$	/t	)	0.8	0.7	0.8	0.8	0.9	0.8	0.8	0.8

Table 8.17 Papua New Guinea Operations: LoM overhead operating expenditure – Option ‘A’

Statistic	Units			LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(A$	m	)	72.7	0.0	0.0	10.0	11.7	11.7	11.7	11.7	11.7	4.3

Operating Expenditure	(A$	/t	)	3.4	0.0	0.0	3.6	3.4	3.4	3.4	3.3	3.3	3.4

Table 8.18a Mining Assets: LoM overhead operating expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	(ZARm	)	14,372.9	475.1	935.5	1,033.5	998.8	1,000.1	929.2	917.0	871.0	750.2	681.5	708.9	648.6	596.4	597.6	567.1	413.3
Freegold Operations	(ZARm	)	3,993.1	129.9	249.9	319.6	296.1	300.0	312.7	320.0	285.0	224.1	187.9	188.4	188.6	162.9	163.4	161.1	80.4
West Wits Operations	(ZARm	)	3,060.9	110.4	218.8	210.6	210.0	210.9	174.8	161.1	155.0	155.3	159.0	157.0	123.8	129.3	130.8	122.2	122.6
Target Operations	(ZARm	)	1,769.9	45.4	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7	90.7
Harmony Free State Operations	(ZARm	)	1,800.7	83.8	165.0	154.9	140.5	140.1	105.2	105.2	105.2	105.2	103.1	103.1	103.1	103.1	103.1	84.7	34.2
Evander Operations	(ZARm	)	2,400.1	45.2	89.9	89.9	89.9	89.9	89.9	110.0	110.7	85.3	77.4	106.3	109.9	110.3	109.5	108.3	85.3
Orkney Operations	(ZARm	)	954.3	54.8	109.5	108.5	108.5	108.5	95.8	70.0	70.0	69.6	63.3	63.3	32.4	0.0	0.0	0.0	0.0
Kalgold Operations	(ZARm	)	2.3	0.2	0.4	1.3	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(ZARm	)	53.1	5.6	11.2	11.2	8.4	5.6	5.6	5.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(ZARm	)	338.5	0.0	0.0	46.7	54.4	54.4	54.4	54.4	54.4	19.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	42	38	37	38	38	39	39	41	41	43	43	45	41	38	45	51	52
Freegold Operations	(ZAR/t	)	47	42	40	55	51	51	54	55	53	42	36	36	36	31	37	58	75
West Wits Operations	(ZAR/t	)	40	38	35	32	31	30	28	30	29	36	37	38	35	41	55	63	70
Target Operations	(ZAR/t	)	76	72	72	72	72	72	72	72	72	72	72	72	72	72	72	72	72
Harmony Free State Operations	(ZAR/t	)	42	41	38	39	38	39	39	39	39	42	43	43	41	43	64	69	78
Evander Operations	(ZAR/t	)	36	51	52	53	55	55	55	65	51	38	35	47	37	32	29	28	25
Orkney Operations	(ZAR/t	)	129	123	116	117	117	118	125	155	155	157	143	143	143	0	0	0	0
Kalgold Operations	(ZAR/t	)	1	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(ZAR/t	)	4	3	4	4	4	4	4	4	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(ZAR/t	)	16	0	0	17	16	16	16	16	16	16	0	0	0	0	0	0	0

The costs above differ from that stated in Section 12 of this CPR in that they exclude the royalty payable to AVR in respect of the Doornkop Project.

Table 8.18b Mining Assets: LoM overhead operating expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total	(ZARm	)	399.4	374.5	358.8	282.8	270.9	151.4	78.8	61.9	61.3	59.8	48.7	30.9	31.1	27.2	11.8
Freegold Operations	(ZARm	)	81.0	83.3	84.2	84.2	84.2	6.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
West Wits Operations	(ZARm	)	122.7	96.6	79.5	79.5	79.5	51.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Target Operations	(ZARm	)	90.7	90.7	90.7	26.5	20.7	28.3	15.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Harmony Free State Operations	(ZARm	)	18.2	18.2	18.2	6.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander Operations	(ZARm	)	86.8	85.7	86.3	86.1	86.5	65.6	62.9	61.9	61.3	59.8	48.7	30.9	31.1	27.2	11.8
Orkney Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Kalgold Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Operating Expenditure	(ZAR/t	)	51	53	62	61	63	48	30	26	28	27	32	66	67	94	74
Freegold Operations	(ZAR/t	)	75	77	78	78	78	78	0	0	0	0	0	0	0	0	0
West Wits Operations	(ZAR/t	)	72	77	100	128	178	178	0	0	0	0	0	0	0	0	0
Target Operations	(ZAR/t	)	72	72	143	491	242	98	170	0	0	0	0	0	0	0	0
Harmony Free State Operations	(ZAR/t	)	52	52	52	52	0	0	0	0	0	0	0	0	0	0	0
Evander Operations	(ZAR/t	)	25	27	30	31	32	26	25	26	28	27	32	66	67	94	74
Orkney Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(ZAR/t	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

The above costs differ from that stated in Section 12.0 of this CPR in that they exclude the royalty payable to AVR in respect of the Doornkop Project.

8.4	LoM Capital Expenditure

The capital expenditure programmes for the Mining Assets incorporate both items classified as project capital and ongoing capital. SRK has reviewed these estimates and consider them appropriate as inputs to the valuation, as incorporated at Tax Entity level. The accuracy of these estimates are of the order of ±15% for the major capital projects, as expected of feasibility level studies and for the provisions for ongoing capital SRK consider these to be in the order of ±25%. Where appropriate the estimates have been modified by SRK to include any additional capital requirements as identified in Section 5.0 through to Section 7.0 of this CPR. SRK notes that all capital estimates are exclusive of finance charges and unless otherwise stated are considered by SRK to be adequate to meet the requirements of the current LoM plan.

Capital projects at the current mining operations are principally aimed at sustaining the integrity of primary infrastructure required for the underground operations. Capital expenditures projected for the Projects, specifically Doornkop Project, Phakisa Project, Evander Poplar Project, Evander Rolspruit Project and HVGP are derived from their respective Feasibility Studies.

All tables and discussion relating to capital expenditure for the Mining Assets as presented in this section relate to operating Option ‘A’, and are stated in 1 January 2005 money terms.

8.4.1	Freegold Operations

The total capital expenditure requirement for the Freegold Operation is ZAR1,705.0m of which ZAR1,095.5m is classified as project capital and ZAR609.5m is classified as ongoing capital. Some 86% of the total capital expenditure requirements are associated with Tshepong Mine; Bambanani Mine and the Phakisa Project:

Tshepong Mine: The sub-66Level project at Tshepong Mine will enable access to the deeper levels. It includes the development of a twin decline system to 71Level, and commissioned at design throughput by 2007. Coupled with the ongoing capital requirements for the LoM plan, the total expenditure is ZAR451.0m;

Phakisa Project: Completion of 178m(vertical) of shaft sinking to the 81Level at Phakisa Project and the necessary equipping of the shaft as a men, material and rock hoisting facility at some 150ktpa, this following the installation of a Koepe hoist on the 55L for the transfer of ore and waste to Nyala for hoisting to surface. Coupled with the ongoing capital requirements for the LoM plan, the total expenditure is ZAR751.0m; and

Bambanani Mine: This includes a number of infrastructural improvements and additional capital development. Coupled with the ongoing capital requirements for the LoM plan, the total expenditure is ZAR260.5m.

8.4.2	WestWits Operations

The total capital expenditure requirement for the West Wits Operations is ZAR2,104.7m of which ZAR1,439.0m is classified as project capital and ZAR665.7m is classified as on-going capital. Some 93% of the total capital expenditure requirements are associated with the Elandsrand Mine and the Doornkop Mine:

Elandsrand Mine: The SSDP at Elandsrand Mine accessing ore from 102 Level to 113 Level and is projected to be complete by 2007. Coupled with the ongoing capital requirements for the LoM plan, the total expenditure is ZAR792.3m; and

Doornkop Mine: The SRP at Doornkop Mine includes the deepening of the main shaft to 212 Level and re-equipping of the sub-vertical shaft and is expected to attain maximum production by 2009. Coupled with the ongoing capital requirements for the LoM plan, the total expenditure is ZAR751.0m.

8.4.3	Target Operations

The total capital expenditure requirement for the Target Operations is ZAR602.4m of which ZAR410.6m is classified as project capital and ZAR191.8m is classified as on-going capital. Some 70% of the total project capital is associated with the mining of the narrow reef sections at the Loraine section and is expended from 2014 onwards.

The remaining portions of the capital expenditure requirements are associated with mining of the current Target Mine and the necessary ongoing capital commitments.

8.4.4	Harmony Free State Operations

The total capital expenditure requirement for the Harmony Free State Operations is ZAR796.0m of which ZAR463.0 is classified as project capital and ZAR333.0 is classified as on-going capital. Some 58% of the total capital expenditure is attributed to Masimong 5 Mine which includes an expansion project to access higher-grade areas of Basal Reef to east and west of the current workings. The capital is required to extend flat-end haulage development utilising the existing shaft capacity. The remaining portions of the capital expenditure requirements are associated with ongoing capital commitments, specifically at Merriespruit 1 Mine and Unisel Mine.

8.4.5	Evander Operations

The total capital expenditure requirement for the Evander Operation is ZAR8,849.3m of which ZAR8,632.2 is classified as project capital and ZAR217.1 is classified as on-going capital. Some 92% of the total capital expenditure is associated with the Evander Poplar (25%) Project and the Evander Rolspruit (67%) Project. The remaining portions of the capital expenditure requirements are associated with ongoing capital commitments, specifically in respect of decline extensions at Evander 8 Mine and Evander 7 Mine.

The Evander Rolspruit Project considers the green-fields development of an extension to the Kimberley Reef, adjacent to Evander 8 Mine, through installation of a twin shaft system from surface or from underground. The Feasibility Study as completed by Harmony projects total capital expenditure requirements of ZAR5.9bn. Expenditures are planned to commence in fiscal 2007 with production commencing in 2015 and full production reached by fiscal 2020. Of the total ZAR5.9bn in capital expenditure, some 38.8% is associated with the shaft sinking/development and preliminary construction work and some 61.2% is associated with the supply of equipment which includes the capital cost of the Evander Rolspruit Plant at ZAR453m. The overall capital estimate is stated to have an accuracy of ±10%.

The Evander Poplar Project considers the development of an extension to the Kimberley Reef, 30km northwest of the current mining operations at Evander 8 Mine, through installation of a twin shaft (single lift) system from surface. The Feasibility Study as completed by Harmony projects total capital expenditure requirements of ZAR2.2bn. Expenditures are planned to commence in fiscal 2007 with production commencing in 2011 and full production reached by fiscal 2014. Of the total ZAR2.2bn in capital expenditure, some 41.4% is associated with the shaft sinking/development and preliminary construction work and some 58.6% is associated with the supply of equipment which includes the capital cost of the Evander Poplar Plant at ZAR280m. The overall capital estimate is stated to have an accuracy of ±17%.

8.4.6	Orkney Operations

The total capital expenditure requirement for the Orkney Operation is ZAR57.0m all of which is classified as on-going capital. These are generally of a routine nature and primarily reflect capital development and/or provisions for unforeseen expenditures.

8.4.7	Welkom Operations

Given the projected care and maintenance nature of the Welkom Operations no capital expenditures are projected for the remaining period.

8.4.8	Kalgold Operations

The total capital expenditure requirement for the Kalgold Operation is ZAR6.4m all of which is classified as on-going capital. These are generally of a routine nature and primarily reflect capital development and/or provisions for unforeseen expenditures.

8.4.9	Australian Operations

The total capital expenditure requirement for the Australian Operation is A$65.5m which comprises of various capital projects for the mining operations in addition to exploration and other expenditure which constitute 64% of the total.

8.4.10	Papua New Guinea Operations

The total capital expenditure requirement for the PNG Operations is A$288.1m of which A$271.2 is classified as project capital and A$16.9m is classified as ongoing capital. Capital expenditure estimates include a contingency of 7.5%. This contingency has been applied on all items without regard for the detail of engineering applied for the purpose of the feasibility study. SRK considers that a contingency of 10% to 15% would be more appropriate taking into account the level of engineering and the location of the project. SRK has not incorporated this adjustment in to the FM, and therefore the reader is directed to the sensitivity tables in Section 14.0 for an indication of the impact on the NPVs as derived for the HVGP.

The project capital allocation includes: A$177.1m for property, plant and equipment of which A$69.4m is for the PNG Plant; A$37.7m for mine development; and A$56.4m for the mobile mining fleet.

8.4.11	Summary

The total capital expenditure as projected for the Mining Assets in Option ‘A’ is forecasted at ZAR15.8bn of which ZAR13.6bn is classified as project capital expenditure and ZAR2.2bn is classified as ongoing capital expenditure. A significant portion of this is associated with the assumed execution of the Evander Poplar Project and the Evander Rolspruit Project, both of which as at 1 January 2005 had not been given board approval by the Company.

Table 8.19 Mining Assets: summary capital expenditures (Option ‘A’)

Mining Assets	Project Capital (ZARm)	Ongoing Capital (ZARm)	Total Capital (ZARm)
Freegold Operations	1,095.5	609.5	1,705.0
West Wits Operations	1,439.0	665.7	2,104.7
Target Operations	410.6	191.8	602.4
Harmony Free State Operations	463.0	333.0	796.0
Evander Operations	8,632.2	217.1	8,849.3
Orkney Operations	0.0	57.0	57.0
Kalgold Operations	0.0	6.4	6.4
Australian Operations	304.9	0.0	304.9
Papua New Guinea Operations	1,262.9	78.5	1,341.4

Total	13,608.2	2,159.0	15,767.2

Table 8.20a Freegold Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total Capital	(ZARm	)	1,705.0	136.1	281.9	200.2	182.9	113.5	88.7	80.0	97.3	100.1	98.5	92.9	50.2	50.1	15.5	11.5	10.8
Tshepong Mine	(ZARm	)	451.0	48.7	27.3	40.2	41.7	32.6	32.9	32.6	32.6	32.9	32.6	32.6	32.3	31.7	0.0	0.5	0.0
Bambanani Mine	(ZARm	)	260.5	23.0	62.5	14.3	80.0	40.0	20.2	20.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
West Mine	(ZARm	)	25.8	1.5	10.0	4.5	4.9	4.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Nyala Mine	(ZARm	)	50.3	2.8	9.5	7.7	7.6	7.6	7.6	7.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Joel Mine	(ZARm	)	48.3	4.8	8.7	9.3	8.6	8.5	8.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
St. Helena Mine	(ZARm	)	78.6	3.7	8.7	8.7	8.6	8.6	8.7	8.6	8.6	8.7	5.7	0.0	0.0	0.0	0.0	0.0	0.0
Kudu-Sable Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Phakisa Project	(ZARm	)	751.0	51.6	155.3	115.4	31.5	11.3	10.9	10.8	53.8	54.0	53.8	53.8	10.9	10.8	10.8	11.1	10.8
Surface Sources	(ZARm	)	39.4	0.0	0.0	0.2	0.0	0.0	0.1	0.0	2.3	4.6	6.5	6.5	7.0	7.6	4.7	0.0	0.0

Capital Expenditure	(ZARm	)	1,705.0	136.1	281.9	200.2	182.9	113.5	88.7	80.0	97.3	100.1	98.5	92.9	50.2	50.1	15.5	11.5	10.8
Project	(ZARm	)	1,095.5	127.6	264.6	172.9	153.2	51.3	31.5	10.8	53.8	54.6	53.8	53.8	11.5	10.8	10.8	11.5	10.8
Ongoing	(ZARm	)	609.5	8.5	17.4	27.3	29.7	62.3	57.2	69.3	43.5	45.6	44.7	39.1	38.7	39.3	4.7	0.0	0.0

Table 8.20b Freegold Operations: LoM capital expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total Capital	(ZARm	)	10.8	21.8	21.3	21.2	18.3	1.3
Tshepong Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Bambanani Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
West Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Nyala Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Joel Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
St. Helena Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Kudu-Sable Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Phakisa Project	(ZARm	)	10.8	21.8	21.3	21.2	18.3	1.3
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	10.8	21.8	21.3	21.2	18.3	1.3
Project	(ZARm	)	10.8	0.8	0.0	0.0	0.8	0.0
Ongoing	(ZARm	)	0.0	21.0	21.3	21.2	17.5	1.3

Table 8.21a West Wits Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(ZARm	)	2,104.7	128.2	304.1	257.1	212.2	210.0	190.2	156.7	86.1	75.1	64.2	59.0	59.8	59.9	66.1	57.8	36.1
Elandsrand Mine	(ZARm	)	792.3	40.2	111.2	75.6	29.6	26.6	38.2	36.7	36.7	36.7	38.2	42.0	42.0	42.0	46.8	40.9	26.9
Cooke 1 Mine	(ZARm	)	21.8	4.1	8.7	9.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 2 Mine	(ZARm	)	34.3	3.7	7.8	7.5	7.6	7.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cooke 3 Mine	(ZARm	)	84.2	8.1	3.2	5.0	15.0	15.0	10.0	3.0	12.5	12.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Doornkop Mine	(ZARm	)	1,171.8	72.0	172.8	160.0	160.0	160.9	142.0	117.0	37.0	26.0	26.0	17.0	17.8	17.9	19.3	16.9	9.3
Surface Sources	(ZARm	)	0.4	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	2,104.7	128.2	304.1	257.1	212.2	210.0	190.2	156.7	86.1	75.1	64.2	59.0	59.8	59.9	66.1	57.8	36.1
Project	(ZARm	)	1,439.0	112.2	287.8	240.6	187.0	183.9	152.0	120.0	37.0	26.0	26.0	17.0	3.0	5.0	20.8	20.8	0.0
Ongoing	(ZARm	)	665.7	16.0	16.3	16.5	25.2	26.1	38.2	36.7	49.1	49.1	38.2	42.0	56.8	54.9	45.4	37.0	36.1

Table 8.21b West Wits Operations: LoM capital expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Capital Expenditure	(ZARm	)	25.5	22.1	18.8	15.5
Elandsrand Mine	(ZARm	)	25.5	22.1	18.8	15.5
Cooke 1 Mine	(ZARm	)	0.0	0.0	0.0	0.0
Cooke 2 Mine	(ZARm	)	0.0	0.0	0.0	0.0
Cooke 3 Mine	(ZARm	)	0.0	0.0	0.0	0.0
Doornkop Mine	(ZARm	)	0.0	0.0	0.0	0.0
Surface Sources	(ZARm	)	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	25.5	22.1	18.8	15.5
Project	(ZARm	)	0.0	0.0	0.0	0.0
Ongoing	(ZARm	)	25.5	22.1	18.8	15.5

Table 8.22a Target Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(ZARm	)	602.4	27.9	54.5	40.3	21.5	19.8	18.9	19.1	19.2	19.4	88.9	72.2	68.7	13.5	12.5	23.7	25.0
Project	(ZARm	)	410.6	27.9	54.5	40.3	2.4	0.0	0.0	0.0	0.0	0.0	88.9	72.2	68.7	13.5	12.5	23.7	6.0
Ongoing	(ZARm	)	191.8	0.0	0.0	0.0	19.0	19.8	18.9	19.1	19.2	19.4	0.0	0.0	0.0	0.0	0.0	0.0	18.9

Table 8.22b Target Operations: LoM capital expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Capital Expenditure	(ZARm	)	18.9	18.9	11.3	1.7	1.9	4.6
Project	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0
Ongoing	(ZARm	)	18.9	18.9	11.3	1.7	1.9	4.6

Table 8.23a Harmony Free State Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(ZARm	)	796.0	38.9	79.8	72.7	55.0	54.8	54.8	54.8	54.5	54.4	54.4	54.6	55.3	49.8	40.3	6.3	5.3
Harmony 2	(ZARm	)	17.5	4.1	7.5	5.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Merriespruit 1	(ZARm	)	107.1	3.3	6.3	6.4	6.3	6.3	6.3	6.3	6.3	6.3	6.3	6.3	6.3	6.3	6.3	6.3	5.3
Merriespruit 3	(ZARm	)	17.4	3.4	7.0	7.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unisel	(ZARm	)	121.0	5.2	10.3	10.1	9.8	9.6	9.6	9.6	9.3	9.2	9.2	9.4	10.1	9.5	0.0	0.0	0.0
Brand 3	(ZARm	)	17.2	3.4	9.8	4.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Masimong 4	(ZARm	)	56.6	2.5	4.9	5.0	4.9	4.9	4.9	4.9	4.9	4.9	4.9	4.9	4.9	0.0	0.0	0.0	0.0
Masimong 5	(ZARm	)	459.3	17.0	34.0	34.3	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	0.0	0.0

Capital Expenditure	(ZARm	)	796.0	38.9	79.8	72.7	55.0	54.8	54.8	54.8	54.5	54.4	54.4	54.6	55.3	49.8	40.3	6.3	5.3
Project	(ZARm	)	463.0	17.2	37.0	34.9	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	0.0	0.0
Ongoing	(ZARm	)	333.0	21.7	42.8	37.8	21.0	20.8	20.8	20.8	20.5	20.4	20.4	20.6	21.3	15.8	6.3	6.3	5.3

Table 8.23b Harmony Free State Operations: LoM capital expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Capital Expenditure	(ZARm	)	5.3	5.3
Harmony 2	(ZARm	)	0.0	0.0
Merriespruit 1	(ZARm	)	5.3	5.3
Merriespruit 3	(ZARm	)	0.0	0.0
Unisel	(ZARm	)	0.0	0.0
Brand 3	(ZARm	)	0.0	0.0
Masimong 4	(ZARm	)	0.0	0.0
Masimong 5	(ZARm	)	0.0	0.0

Capital Expenditure	(ZARm	)	5.3	5.3
Project	(ZARm	)	0.0	0.0
Ongoing	(ZARm	)	5.3	5.3

Table 8.24a Evander Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(ZARm	)	8,849.3	27.9	76.0	880.0	939.5	618.9	474.9	590.2	528.5	612.0	585.5	932.5	1,027.8	684.9	208.4	169.6	91.1
Evander 2 Mine	(ZARm	)	42.5	0.5	10.0	10.0	10.2	5.0	5.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 5 Mine	(ZARm	)	23.5	2.5	3.0	3.0	3.1	3.0	3.0	5.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 7 Mine	(ZARm	)	188.6	15.0	30.0	30.0	10.2	10.0	10.0	12.0	10.0	10.0	10.1	11.1	10.0	10.1	10.0	0.0	0.0
Evander 8 Mine	(ZARm	)	420.9	9.9	33.0	33.0	33.2	33.0	33.0	13.2	11.0	11.0	11.2	12.3	11.0	11.1	11.0	11.0	11.0
Rolspruit Project	(ZARm	)	5,937.2	0.0	0.0	603.6	618.4	336.4	176.2	82.1	82.1	483.7	483.7	856.2	957.0	648.4	172.0	142.3	64.7
Poplar Project	(ZARm	)	2,236.6	0.0	0.0	200.5	264.3	231.5	247.7	475.2	425.4	107.3	80.5	52.9	49.8	15.3	15.5	16.3	15.4

Capital Expenditure	(ZARm	)	8,849.3	27.9	76.0	880.0	939.5	618.9	474.9	590.2	528.5	612.0	585.5	932.5	1,027.8	684.9	208.4	169.6	91.1
Project	(ZARm	)	8,632.2	25.4	76.0	880.0	939.5	618.9	474.9	585.3	528.5	612.0	585.5	932.5	1,027.8	669.8	193.0	153.3	75.7
Ongoing	(ZARm	)	217.1	2.5	0.0	0.0	0.0	0.0	0.0	4.9	0.0	0.0	0.0	0.0	0.0	15.1	15.5	16.3	15.4

Table 8.24b Evander Operations: LoM capital expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Capital Expenditure	(ZARm	)	78.6	63.6	47.6	43.4	39.9	41.2	11.0	32.1	11.0	11.0	11.0	11.0
Evander 2 Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 5 Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 7 Mine	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander 8 Mine	(ZARm	)	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Rolspruit Project	(ZARm	)	54.2	40.0	29.0	27.1	28.9	30.2	0.0	21.1	0.0	0.0	0.0	0.0
Poplar Project	(ZARm	)	13.4	12.7	7.7	5.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	78.6	63.6	47.6	43.4	39.9	41.2	11.0	32.1	11.0	11.0	11.0	11.0
Project	(ZARm	)	65.2	51.0	25.9	24.1	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Ongoing	(ZARm	)	13.4	12.7	21.8	19.4	28.9	30.2	0.0	21.1	0.0	0.0	0.0	0.0

Table 8.25 Orkney Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(ZARm	)	57.0	4.6	9.6	9.3	9.3	4.1	4.1	4.1	4.1	4.1	3.7
Orkney 2 Mine	(ZARm	)	18.3	2.6	5.4	5.2	5.2	0.0	0.0	0.0	0.0	0.0	0.0
Orkney 4 Mine	(ZARm	)	38.7	2.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	3.7

Capital Expenditure	(ZARm	)	57.0	4.6	9.6	9.3	9.3	4.1	4.1	4.1	4.1	4.1	3.7
Project	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ongoing	(ZARm	)	57.0	4.6	9.6	9.3	9.3	4.1	4.1	4.1	4.1	4.1	3.7

Table 8.26 Kalgold Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(ZARm	)	6.4	2.2	4.3
Project	(ZARm	)	0.0	0.0	0.0
Ongoing	(ZARm	)	6.4	2.2	4.3

Table 8.27 Australian Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(A$m	)	65.5	9.9	13.0	9.9	7.6	10.0	9.1	5.3	0.7
Project	(A$m	)	65.5	9.9	13.0	9.9	7.6	10.0	9.1	5.3	0.7
Ongoing	(A$m	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Table 8.28 Papua New Guinea Operations: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(A$m	)	288.1	0.0	201.1	69.2	5.4	2.9	2.9	2.9	3.1	0.6
Project	(A$m	)	271.2	0.0	201.1	67.5	2.6	0.0	0.0	0.0	0.0	0.0
Ongoing	(A$m	)	16.9	0.0	0.0	1.7	2.8	2.9	2.9	2.9	3.1	0.6

Table 8.29a Mining Assets: LoM capital expenditure – Option ‘A’

Statistic	Units		LoM	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capital Expenditure	(ZARm	)	15,767.2	411.6	1,807.2	1,828.0	1,480.7	1,081.2	887.6	943.4	807.3	868.0	895.2	1,211.2	1,261.8	858.1	342.8	268.9	168.2
Freegold Operations	(ZARm	)	1,705.0	136.1	281.9	200.2	182.9	113.5	88.7	80.0	97.3	100.1	98.5	92.9	50.2	50.1	15.5	11.5	10.8
West Wits Operations	(ZARm	)	2,104.7	128.2	304.1	257.1	212.2	210.0	190.2	156.7	86.1	75.1	64.2	59.0	59.8	59.9	66.1	57.8	36.1
Target Operations	(ZARm	)	602.4	27.9	54.5	40.3	21.5	19.8	18.9	19.1	19.2	19.4	88.9	72.2	68.7	13.5	12.5	23.7	25.0
Harmony Free State Operations	(ZARm	)	796.0	38.9	79.8	72.7	55.0	54.8	54.8	54.8	54.5	54.4	54.4	54.6	55.3	49.8	40.3	6.3	5.3
Evander Operations	(ZARm	)	8,849.3	27.9	76.0	880.0	939.5	618.9	474.9	590.2	528.5	612.0	585.5	932.5	1,027.8	684.9	208.4	169.6	91.1
Orkney Operations	(ZARm	)	57.0	4.6	9.6	9.3	9.3	4.1	4.1	4.1	4.1	4.1	3.7	0.0	0.0	0.0	0.0	0.0	0.0
Kalgold Operations	(ZARm	)	6.4	2.2	4.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(ZARm	)	304.9	45.9	60.5	46.3	35.2	46.6	42.2	24.8	3.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(ZARm	)	1,341.4	0.0	936.5	322.1	25.1	13.4	13.7	13.6	14.2	2.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	15,767.2	411.6	1,807.2	1,828.0	1,480.7	1,081.2	887.6	943.4	807.3	868.0	895.2	1,211.2	1,261.8	858.1	342.8	268.9	168.2
Project	(ZARm	)	13,608.2	356.2	1,716.9	1,729.3	1,363.4	934.7	734.7	774.8	656.7	726.6	788.2	1,109.5	1,145.0	733.1	271.0	209.3	92.4
Ongoing	(ZARm	)	2,159.0	55.4	90.3	98.7	117.4	146.5	153.0	168.5	150.6	141.4	107.0	101.7	116.7	125.0	71.8	59.5	75.7

Table 8.29b Mining Assets: LoM capital expenditure – Option ‘A’ continued

Statistic	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Capital Expenditure	(ZARm	)	139.0	131.8	99.0	81.9	60.0	47.1	11.0	32.1	11.0	11.0	11.0	11.0
Freegold Operations	(ZARm	)	10.8	21.8	21.3	21.2	18.3	1.3	0.0	0.0	0.0	0.0	0.0	0.0
West Wits Operations	(ZARm	)	25.5	22.1	18.8	15.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Target Operations	(ZARm	)	18.9	18.9	11.3	1.7	1.9	4.6	0.0	0.0	0.0	0.0	0.0	0.0
Harmony Free State Operations	(ZARm	)	5.3	5.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Evander Operations	(ZARm	)	78.6	63.6	47.6	43.4	39.9	41.2	11.0	32.1	11.0	11.0	11.0	11.0
Orkney Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Kalgold Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Australian Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Papua New Guinea Operations	(ZARm	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	139.0	131.8	99.0	81.9	60.0	47.1	11.0	32.1	11.0	11.0	11.0	11.0
Project	(ZARm	)	75.9	51.7	25.9	24.1	11.8	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Ongoing	(ZARm	)	63.1	80.0	73.2	57.8	48.3	36.1	0.0	21.1	0.0	0.0	0.0	0.0

9.	HUMAN RESOURCES

9.1	Introduction

This section includes discussion and comment on the human resources related aspects associated with the Mining Assets. Specifically, information as provided by Harmony is included on the following: current legislation; the current board, executive and operational management structures; recruitment, training, productivity initiatives and remuneration polices; industrial relations; and terminal benefits liabilities.

SRK notes that the following section, in certain instances, includes discussion and comment on public domain statements which have been made by the Company. Certain aspects of these have been independently audited by various companies, specifically where these relate to compliance with regulatory requirements including the Mining Charter. These items may not be strictly required in respect of compliance with the Listing Requirements or the SAMREC Code. SRK however recognises the increasing importance of these items in respect of the South African Mining Assets and specifically in respect security of tenure, and have included disclosure relating to these for this reason.

9.2	Legislation

Various regulatory authorities, in addition to mining and labour codes, govern labour legislation in the countries in which Harmony operates. In general these are well established in conjunction with the Company’s operating policies form the cornerstone of human resource management.

9.2.1	South Africa

Since 1995, the South African legislature has enacted various labour laws that enhance the rights of employees. For example, these laws:

•	Confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	Guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;

•	Provide for mandatory compensation in the event of termination of employment for operational reasons;

•	Reduce the maximum ordinary hours of work;

•	Require large employers, such as Harmony, to implement affirmative action policies to benefit historically disadvantaged groups and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation; and

•	Provide for the financing of training programs by means of a levy grant system and a national skills fund.

The Labour Relations Act regulates the relationship between employers and trade unions, establishes dispute resolution mechanisms, promotes collective bargaining and protects employees from unfair dismissal. Separation may be carried out on the basis of genuine economic, technological, structural or similar needs of an employer. Consultation, with full disclosure of relevant information, is required with trade unions prior to employers effecting separation programmes.

The other major statutes in force in South Africa relating to Human Resources include:

•	The Basic Conditions of Employment Act, 75 of 1997, which prescribes minimum conditions of employment, excluding wages;

•	The Occupational Diseases in Mines and Works Act, 78 of 1973, and the Compensation for Occupational Injuries and Diseases Act, 130 of 1993, which provide mechanisms for compensating employees who have been incapacitated as a result of injury or disease arising from the performance of work;

•	The Occupational Health and Safety Act, 85 of 1993, and Mine Health and Safety Act, 29 of 1996, which impose a duty on employers to provide a safe and healthy working environment; and

•	The Employment Equity Act, 55 of 1998, which prohibits unfair discrimination and places an obligation on employers to implement affirmative action measures.

The Mineral and Petroleum Resources Development Act, 28 of 2002, and the Broad Based Socio Economic Empowerment Charter, developed in terms of the Act, prescribe requirements, inter alia, in terms of human resources development, employment equity, housing and nutrition, and community upliftment, all of which inform Human Resources policies and procedures. Compliance with the scorecard against which progress with the Charter is measured, is a prerequisite for the conversion of old order mining rights to new order mining rights.

The Companys’ Social and Labour Plans to give effect to the Charter have been submitted to the authorities.

Appropriate for a have been established with all representative unions in an effort not only to give effect to the Employment Equity Act and the Charter, but also to address, through appropriate policies and procedures, the total development of human resources.

Through a process of consultation and negotiation with regulatory authorities and representative bodies, including organised labour, mine management has initiated various programmes to ensure compliance with the various regulatory statutes.

The Company has informed SRK that the Mining Assets are materially compliant with all South African labour legislation, with appropriate exemptions obtained where necessary by agreement with organised labour.

9.2.2	Australia

Employee relations in Western Australia are regulated by a combination of federal and state statutes, which stipulate minimum standards and provide the basis for collective bargaining and action.

All employment contracts with the Company’s staff are Australian Workplace Agreements (“AWA”) under federal legislation. The workforces at the Australian Operations are not unionised.

Two significant changes expected in the next 12 months may materially affect employment conditions. Firstly, the WA State Government has proposed establishing a new State-wide code of practice to set limits on working hours. If approved, the new code will come into effect in July 2005, and will result in major shift restructuring at the Australian Operations. Harmony is participating with other industry employers in discussions with government around these proposals. Secondly, the Australian Labour Party proposes to abolish the AWA if they win the upcoming federal election. While this may increase the exposure to union involvement as current contracts are renewed this is considered to be unlikely given the current good labour relations at the Australian Operations.

9.3	Board, Executive and Management Structure

Harmony’s articles of association provide that the Board must consist of no less than four and no more than twenty directors at any time. During fiscal 2004 the Board consisted of fifteen executive and non-executive directors. The Board is supported by an Executive Committee, and Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Employment Equity Committee and a Sustainable Development Committee. These committees comprise a majority of non-executive directors and meet weekly, bi-weekly or monthly.

The Company’s management structure is based on a small empowered management team at each mine site, which may include one or more ‘shafts’ or open-pit sites. These management teams are fully responsible for planning and executing the mining at the mine site and report directly to Harmony’s Executive Committee.

Each management team consists of a mineral reserve manager, a mining manager, a financial manager, and engineering manager and a human resources manager. Each member of the management team has an individual area of responsibility: the mining manager is responsible for rock breaking and safety; the mineral reserve manager is responsible for geology, Mineral Resources and Mineral Reserves; the financial manager is responsible for financial management; the engineering manager is responsible for maintaining and operating equipment; and the human resources manager is responsible for manpower issues. One of the managers is appointed as the team captain and financial incentives are provided for the production team at each mine based on the production and the efficiency at the mine.

The management structure facilitates the Company’s goal of having 60% of its work force being directly involved in actual mining operations.

The Company and the United Association of South Africa have signed an agreement to re-define the traditional role of shift boss, or supervisor, to that of coach. This initiative has been implemented at its South African operations. The principal features of this initiative are to allow coaches to focus on safety promotion by transferring line supervision duties to the mine overseers (whose technical expertise will be made available to blasting crews) and changing the compensation structure so that coaches will not receive incentive compensation based on production levels. Further the coaches spend the entire eight-hour working shift underground with the mining team.

9.4	Training and Development, Productivity Initiatives and Remuneration Policies

Harmony has specific policies and practices in place, which address, on an integrated basis, its human resource requirements. Recruitment is informed in the main by the operational requirements of the Mining Assets for specific skills, by the extent of labour turnover levels and by relevant legislation.

The legislative regime within which recruitment of personnel takes place lays substantial emphasis on fair practice in terms of the sourcing and selection of personnel, and upon the need, in South Africa, for the application of affirmative action to improve the demographic representation of HDSA in the Company’s labour forces. The Company has informed SRK that Harmony is compliant with all such legislative requirements.

9.4.1	Training and Development

The Company has instituted comprehensive programmes to train and develop its employees to the extent that they are able to function competently in their specific jobs, with particular reference to compliance with legislative requirements and to providing the capacity for individuals and teams to work safely and productively. These cover both technical/vocational training and supervisory and managerial skills development.

Harmony’s training and development programmes encompasses various initiatives throughout the Company which include:

•	Business Leader Development Programme;

•	Bridging School Programme;

•	Bursary Scheme Programme; and

•	Study Assistance Programme;

As a training provider Harmony also has full accreditation with the Mining Qualification Authority (“MQA”) and is ISO 9001 registered.

Since the inception of the Bridging School Programme, Harmony has engaged 140 learners of whom 12 are university bursary holders, 20 are technical college bursars and 8 are in the mine overseer programme. An indication of the impact of the various programmes include: training of 120 employees to be qualified mine overseers over the past two years; certification in excess of 350 licensed miners; registration of some 100 engineering learnerships; and training of some 300 engineering repair and service employees over the past 3 years.

9.4.2	Productivity Initiatives

South African Operations are include deep level mines with high ambient rock temperatures, consequently productivity is directly impacted by the Company’s ability to manage underground conditions and reduce temperatures to below 28.5ºC. Further, the South African Operations have also re-structured their staffing structures to ensure that 60% of the work force is employed in rock breaking.

Harmony recognises that labour productivity provides significant scope for improving the economic performance of the Mining Assets. The main drivers for improved labour productivity are improved literacy levels for employees at the lower levels of the mining operations, the quality of technical, managerial and leadership skills, and employee motivation.

In addition to the training and developmental activities, motivation is further addressed by means of performance bonuses for delivery against production targets and for safety performance. Targets have both quantitative and qualitative bases. Appropriate targets are set for service and support personnel who are not directly involved in production.

9.4.3	Remuneration Policies

The Company operates remuneration and employee benefits policies that recognise labour market conditions, collective bargaining processes, equity and legislation. With reference to the more important employee benefits, Harmony provides, in addition to the statutory requirements, retirement funding and personal accident insurance. Medical benefits are delivered in South Africa by means of Harmony’s own hospital infrastructure in conjunction with various medical schemes.

Harmony participates in industry-wide Central Chamber of Mines negotiations for Category 3 to 8 semi-skilled employees. Wage negotiations within the Central Chamber of Mines generally take place on a company-wide basis, while negotiations on other working conditions and with other unions and associations take place on a mine-by-mine basis. Employees at Kalgold Operations and the Freegold Operations are not covered by the Central Chamber of Mines negotiations and, accordingly, these employees are not covered by the two-year agreement concluded in August 2001.

9.5	Industrial Relations

Industrial relations is managed at a number of levels and in a number of formalised structures encompassing the corporate and mining operations in accordance with a number of key driving factors. These include the prevailing legislation requirements, regulatory bodies, labour representation, collective bargaining arrangements, sectoral and operation specific employer-employee agreements, and the quality of labour relations management philosophies and practices.

The Company has for some time and at a number of organisational levels been engaged in an interactive process with all organised labour parties to ensure a continuation of the stable labour relations climate with a tendency towards a more strategic agenda. The principal strategy elements are to entrench an improved understanding of the business imperatives on the part of labour, appropriate and timely intervention to pre-empt industrial relations issues and timely delivery by management on its undertakings to labour.

Approximately 81% to 87%, depending on the region, of Harmony’s labour force in South Africa is unionized, with the major portion of the workforce being members of the National Union of Mineworkers (“NUM”) and the remainder represented by UASA, Solidarity and SAEWA. Historically, trade unions with such a constitution have exercised a strong influence over social and political reform. The labour legislative framework reflects this by strongly empowering trade unions in the collective bargaining processes. The clear implication is that industrial relation is an area of critical focus for Harmony in South Africa.

Depending on fluctuations in the US$ gold price and exchange rates, together with the rising (above CPI) cost of employment due to recent wage negotiations, future workforce reductions may be required. Although appropriate legislative and company procedures are in place within which workforce reduction processes can take place, organised labour attitudes toward workforce reduction have hardened and the legislative framework gives the unions considerable powers to oppose such reductions. In the current low ZAR gold price environment this means that labour disruption is a reality. There is also the possibility of periodic industrial action during wage negotiations, a risk factor for all industry employers, although the last significant large scale general wage strike across the industry took place in 1987.

On 31 May 2002, following the strike described below, Harmony concluded a one-year wage agreement with Kalgold Mines NUM branch, resulting in an average wage increase of 9% for workers in the lowest job category, which consists of general labourers, and an average wage increase of 8% for the remainder of the covered employees, which consists of semi-skilled and skilled employees working as plant operatives and artisan assistants.

On 8 May 2002, 170 members of Kalgold Mine’s NUM branch initiated a strike in connection with the negotiations that resulted in the Kalgold Mine wage agreement described above. Mining at Kalgold by non-striking workers and contractors continued during this strike, which was resolved on May 31, 2002 and resulted in the one-year wage agreement described above. This strike did not materially affect Kalgold Mines results for fiscal 2002.

On 17 May 2002, members of West Wits Operations NUM branch initiated a strike in connection with their demand for an increase in housing allowances. Mining at West Wits Operations was severely disrupted during the strike, which was resolved on 27 May 2002. The resulting agreement, which was subsequently extended to all of Harmony’s operations, calls for housing allowance increases in line with annual wage increases through January 2005.

Harmony experienced no significant strikes in fiscal 2003. Following a protected strike that lasted from 12 February 2004 to 16 February 2004, Harmony and NUM reached an agreement on annual wage increases. NUM accepted the Company’s proposal and these employees have now been included in the bi-annual wage agreement, which will be renegotiated in July 2005.

As a result of its highly unionized labour force and the fact that labour costs constitute approximately 50% of production costs, Harmony has attempted to balance union demands with the need to contain and reduce cash costs in order to ensure the long-term viability of its operations.

Harmony has been restructuring its operations, mainly as a result of the external economic factors, and has been working with the unions over the past two years as part of the restructuring process. An agreement was entered into in the first half of 2004 with all unions on principles that are meant to guide the retrenchment process.

The principles agreed included the following:

•	Reskilling, retraining and redeployment of surplus employees for alternative vacant positions that may exist at a particular operation or other Harmony operations;

•	Implementation of CONOPS (described below) to create additional job opportunities;

•	Transferring surplus or redundant employees to other Harmony operations that have placement opportunities;

•	Opening up voluntary retrenchment to minimize the impact of restructuring and/or closure of shafts/mines; and

•	Replacing contractors, who are involved in non-specialized work, with Harmony employees.

In addition, Harmony has concluded a “social plan” agreement which establishes a trust available for employees, valued at ZAR21m, that may be affected by the restructuring process, whether by retrenchment or otherwise.

Harmony also entered into other agreements aimed at various human resource issues, including equalizing the terms and conditions of employment, which had been disparate throughout Harmony’s operations due to Harmony’s strategy of growth through acquisition.

Harmony continues to work to improve workplace relationships, and has domestic dispute settlement arrangements through the body for dispute resolution. Commission for Conciliation, Mediation and Arbitration a statutory body for dispute resolution.

9.6	Productivity Assumptions

In July 2004, Harmony agreed with NUM to the concept and implementation of continuous operations, referred to as CONOPS on a national scale. CONOPS refers to the practice whereby a mine operates on all the days of the year, including Sundays and excluding public holidays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore companies need to employ more people in order to facilitate working the additional days.

Currently most gold mines in South Africa operate for approximately 273 days per year. The introduction of CONOPS is expected to increase this number to 353 days per year which would result in a 20% increase in labour per stope on the shafts as well as a 5% to 8% reduction in unit cost/tonne in due course. Except for Merriespruit 3 Mine, Brand 3 Mine, Unisel Mine, Harmony 2 Mine, and Masimong 4 Mine and Masimong 5 Mine, Harmony has implemented CONOPS at all its operations in South Africa.

On 7 January 2005, Harmony announced that at a meeting held between management of the Freegold Operations and representatives of NUM to review the annual CONOPS agreement, the Company was informed by NUM that they were not prepared to support an application for Sunday Labour. By not having the necessary support, the Company’s application to the DME to work on Sundays is unlikely to be approved. CONOPS working arrangements at the Freegold Operations could therefore not take place. Notification for statutory review periods have been issued and surplus employees will have to be redeployed or retrenched.

The productivity statistics as presented in the following tables are merely given for comparative purposes in order to assess the Total Employee Costed (“TEC”) efficiencies between operations. Throughout the course of the various LoM plans there will be significant changes due to closure of operations and downscaling. Similarly historical statistics are only presented for the assets which contribute to production in the current LoM plans and do not include operations which ceased operations prior to 1 January 2005.

9.6.1	Historical workforce and LoM Workforce requirements

SRK has been informed that the organisation structures currently in place together with operational management will remain until such time as planned shaft closures occur, following which, downsizing of the labour force will be assessed.

Table 9.1 below presents the historical and current workforce deployment for the Mining Assets. Note that these represent the total TEC for the fiscal reporting periods, but exclude employees reporting at the corporate level.

Table 9.2 presents the total TEC requirement associated with Operating Option ‘A’ and Operating Option ‘B’ for the Mining assets.

Table 9.1 Historical and current workforce deployment for the Mining Assets

Mining Assets	Units		2002	2003	2004	2005(H1)	2005(H2)
Freegold Operations	(No	)	14,722	16,106	17,429	17,101	17,295
West Wits Operations	(No	)	16,907	15,110	12,979	10,533	10,533
Target Operations	(No	)	1,355	1,119	1,052	880	880
Harmony Free State Operations	(No	)	12,776	11,178	11,190	10,217	10,217
Evander Operations	(No	)	8,639	6,906	6,893	6,524	6,524
Orkney Operations	(No	)	6,174	5,854	3,792	3,275	3,275
Welkom Operations	(No	)	1,786	2,348	598	519	519
Kalgold Operations	(No	)	444	230	485	438	440
Australian Operations	(No	)	882	882	919	919	919
Papua New Guinea Operations	(No	)	0	0	0	0	0

Total	(No	)	63,685	59,733	55,337	50,406	50,602

Table 9.2a LoM workforce deployment for the Mining Operations

Mining Assets	Units		2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Freegold Operations	(No	)	17,295	16,434	15,652	16,146	16,721	17,864	18,050	16,265	14,805	9,876	9,876	9,876	8,752	8,752	8,548	3,401
West Wits Operations	(No	)	10,533	11,957	15,433	16,789	19,420	17,931	17,940	16,964	16,817	16,773	16,773	14,533	12,875	9,641	7,949	7,221
Target Operations	(No	)	880	880	880	880	880	880	880	880	880	880	880	880	880	880	880	880
Harmony Free State Operations	(No	)	10,217	10,690	10,426	9,052	9,064	7,108	7,108	7,108	7,108	6,388	6,388	6,388	6,388	4,369	4,273	1,673
Evander Operations	(No	)	6,524	6,426	6,294	6,106	6,096	6,149	6,462	8,430	9,535	8,827	9,117	11,739	13,541	14,545	14,545	13,645
Orkney Operations	(No	)	3,275	3,572	3,572	3,572	3,572	3,572	1,525	1,525	1,525	1,525	1,525	766	0	0	0	0
Welkom Operations	(No	)	519	72	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Kalgold Operations	(No	)	440	440	440	433	0	0	0	0	0	0	0	0	0	0	0	0
Australian Operations	(No	)	919	919	919	899	543	543	543	543	0	0	0	0	0	0	0	0
Papua New Guinea Operations	(No	)	0	0	550	550	550	550	550	550	550	0	0	0	0	0	0	0

Total	(No	)	50,602	51,390	54,165	54,427	56,846	54,597	53,059	52,266	51,220	44,268	44,559	44,182	42,435	38,186	36,196	26,819

Evander Operations (ex Projects)	(No	)	6,524	6,426	6,294	6,106	6,096	6,149	6,199	6,057	4,603	3,547	3,547	3,447	3,270	3,109	3,109	2,006

Total	(No	)	50,602	51,390	54,165	54,427	56,846	54,597	52,796	49,892	46,287	38,988	38,988	35,889	32,164	26,751	24,761	15,180

Table 9.2b LoM workforce deployment for the Mining Operations (continued)

Mining Assets	Units		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	LoM
Freegold Operations	(No	)	3,401	3,401	3,401	3,401	3,401	3,401	0	0	0	0	0	0	0	0	0	10,544
West Wits Operations	(No	)	7,092	5,179	3,102	2,477	1,852	1,227	0	0	0	0	0	0	0	0	0	11,576
Target Operations	(No	)	880	880	665	305	300	293	270	0	0	0	0	0	0	0	0	781
Harmony Free State Operations	(No	)	973	973	973	395	0	0	0	0	0	0	0	0	0	0	0	5,923
Evander Operations	(No	)	13,829	12,625	11,516	10,826	10,642	10,990	9,585	9,915	8,605	8,605	8,605	1,907	1,913	1,332	797	8,854
Orkney Operations	(No	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,498
Welkom Operations	(No	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	221
Kalgold Operations	(No	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	439
Australian Operations	(No	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	716
Papua New Guinea Operations	(No	)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	550

Total	(No	)	26,176	23,058	19,657	17,403	16,195	15,911	9,855	9,915	8,605	8,605	8,605	1,907	1,913	1,332	797	42,103

Evander Operations (ex Projects)	(No	)	2,006	2,006	2,006	2,006	2,006	1,906	1,906	1,906	1,907	1,907	1,907	1,907	1,913	1,332	797	3,352

Total	(No	)	14,353	12,439	10,147	8,583	7,559	6,827	2,176	1,906	1,907	1,907	1,907	1,907	1,913	1,332	797	36,601

9.6.2	Historical and projected LoM productivity statistics

Table 9.3 to Table 9.12 below give the historical and projected LoM productivity statistics for the Mining Assets. In respect of the South African underground operations reporting statistics include productivity measures based on the following: centares mined per TEC per month (m2/TEC/month); tonnes mined per TEC per month (t/TEC/month); grammes of gold per TEC per month (g/TEC/month).

Table 9.3 Freegold Operations: historical and projected LoM productivity statistics

Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Underground Mining
Area	(m 2/TEC/month	)	7.0	5.7	5.5	5.3	5.3	6.0	6.1	6.3	6.3	6.5	7.5
Tshepong Mine	(m2/TEC/month	)	11.0	10.4	8.9	8.4	8.9	8.9	8.9	8.9	8.9	8.9	8.9
Bambanani Mine	(m2/TEC/month	)	4.9	4.4	4.1	3.4	2.5	4.1	4.1	4.1	4.1	4.1	3.9
West Mine	(m2/TEC/month	)	5.9	5.0	6.0	6.4	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Nyala Mine	(m2/TEC/month	)	0.0	0.0	2.7	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0
Joel Mine	(m2/TEC/month	)	5.6	6.9	6.6	6.0	6.6	6.6	6.6	6.6	6.6	6.6	6.6
St. Helena Mine	(m2/TEC/month	)	0.0	2.0	2.8	2.5	4.0	4.0	4.0	4.0	4.0	4.0	4.0
Kudu-Sable Mine	(m2/TEC/month	)	2.5	3.8	4.1	3.1	4.1	4.1	0.0	0.0	0.0	0.0	4.1
Phakisa Mine	(m2/TEC/month	)	0.0	0.0	0.0	0.0	0.0	0.0	2.2	8.9	8.9	8.9	8.8

Tonnage	(t/TEC/month	)	35	27	27	25	26	29	28	29	28	28	33
Tshepong Mine	(t/TEC/month	)	43	39	32	31	33	33	33	33	33	33	33
Bambanani Mine	(t/TEC/month	)	31	26	24	20	17	26	26	25	24	24	24
West Mine	(t/TEC/month	)	28	25	28	26	34	34	34	34	34	34	34
Nyala Mine	(t/TEC/month	)	0	0	13	24	29	27	27	27	27	26	27
Joel Mine	(t/TEC/month	)	33	37	36	36	38	34	33	33	33	33	33
St. Helena Mine	(t/TEC/month	)	0	11	23	16	18	18	18	18	18	18	18
Kudu-Sable Mine	(t/TEC/month	)	19	24	24	20	25	26	0	0	0	0	25
Phakisa Mine	(t/TEC/month	)	0	0	0	0	0	0	9	32	32	32	32

Gold	(g/TEC/month	)	284	196	163	154	169	186	179	184	181	184	223
Tshepong Mine	(g/TEC/month	)	365	319	236	227	273	250	236	231	220	217	223
Bambanani Mine	(g/TEC/month	)	284	210	149	135	108	173	174	172	171	171	166
West Mine	(g/TEC/month	)	172	147	171	142	201	201	201	201	201	201	202
Nyala Mine	(g/TEC/month	)	0	0	46	90	137	139	139	139	139	137	138
Joel Mine	(g/TEC/month	)	153	166	164	156	167	151	148	148	147	145	149
St. Helena Mine	(g/TEC/month	)	0	48	110	78	107	106	106	107	107	107	107
Kudu-Sable Mine	(g/TEC/month	)	79	137	120	86	139	150	0	0	0	0	146
Phakisa Mine	(g/TEC/month	)	0	0	0	0	0	0	61	242	242	242	241

Surface Mining

Tonnage	(t/TEC/month	)	13,311	10,806	24,356	4,600	6,567	5,459	4,945	3,991	3,453	1,945	5,908
Gold	(g/TEC/month	)	10,556	6,398	12,838	4,912	3,654	3,037	2,752	2,221	1,921	1,082	3,287

Total Mining

Tonnage	(t/TEC/month	)	58	42	57	31	34	36	35	34	33	31	37
Gold	(g/TEC/month	)	302	204	179	161	174	190	183	186	183	185	199

Plants
Tonnage	(t/TEC/month	)	1,919	1,698	1,651	1,434	1,395	1,397	1,674	1,675	1,672	1,670	913
Free State 1 Plant	(t/TEC/month	)	2,256	1,985	2,166	1,978	2,097	2,157	2,157	2,157	2,157	2,157	1,583
St. Helena Plant	(t/TEC/month	)	0	0	811	967	480	399	0	0	0	0	426
Joel Plant	(t/TEC/month	)	1,286	1,160	1,423	609	610	556	542	544	536	528	542

Gold	(g/TEC/month	)	10,180	8,441	6,650	7,033	7,080	7,338	8,670	9,122	9,288	10,014	4,914
Free State 1 Plant	(g/TEC/month	)	14,163	11,826	11,244	11,575	11,684	12,272	11,339	11,978	12,231	13,281	8,647
St. Helena Plant	(g/TEC/month	)	0	0	717	1,059	267	222	0	0	0	0	237
Joel Plant	(g/TEC/month	)	2,687	2,071	2,915	2,181	2,706	2,475	2,414	2,424	2,389	2,351	2,412

Total Operations

Tonnage	(t/TEC/month	)	50	35	37	31	30	32	31	30	29	27	32
Gold	(g/TEC/month	)	265	172	149	154	153	167	161	164	162	163	174

Table 9.4 West Wits Operations: historical and projected LoM productivity statistics

Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Underground Mining

Area	(m 2/TEC/month	)	6.1	5.8	5.5	4.8	5.5	5.5	5.5	5.5	5.5	5.6	5.5
Elandsrand Mine	(m2/TEC/month	)	6.1	5.4	5.4	4.7	5.4	5.4	5.4	5.4	5.4	5.4	5.4
Cooke 1 Mine	(m2/TEC/month	)	6.7	5.7	4.4	4.5	4.4	4.4	4.4	4.4	4.4	0.0	4.4
Cooke 2 Mine	(m2/TEC/month	)	6.1	6.3	6.8	4.2	6.8	6.8	6.8	6.8	6.8	6.8	6.8
Cooke 3 Mine	(m2/TEC/month	)	5.9	6.2	5.9	5.0	5.9	5.9	5.9	5.9	5.9	5.9	5.9
Doornkop Mine	(m2/TEC/month	)	5.9	5.9	5.5	6.0	5.5	5.5	5.5	5.5	5.5	5.5	5.5

Tonnage	(t/TEC/month	)	33	33	32	28	34	32	27	26	26	26	25
Elandsrand Mine	(t/TEC/month	)	27	25	25	22	25	25	25	25	25	25	25
Cooke 1 Mine	(t/TEC/month	)	37	34	27	28	26	27	27	27	26	0	27
Cooke 2 Mine	(t/TEC/month	)	34	42	40	26	48	45	43	44	44	43	44
Cooke 3 Mine	(t/TEC/month	)	34	36	38	32	42	41	39	36	36	36	37
Doornkop Mine	(t/TEC/month	)	53	48	53	50	53	45	22	20	20	21	22

Gold	(g/TEC/month	)	193	175	165	148	204	201	181	180	177	184	186
Elandsrand Mine	(g/TEC/month	)	185	156	157	126	199	203	207	213	219	222	220
Cooke 1 Mine	(g/TEC/month	)	221	186	156	156	158	154	144	135	130	0	142
Cooke 2 Mine	(g/TEC/month	)	193	211	164	117	209	216	225	225	231	207	219
Cooke 3 Mine	(g/TEC/month	)	202	170	173	189	227	222	214	202	202	202	207
Doornkop Mine	(g/TEC/month	)	157	204	206	193	247	212	137	136	136	136	139

Surface Mining

Tonnage	(t/TEC/month	)	7,079	9,292	10,194	11,208	9,167	9,167	9,167	9,167	8,333	6,250	7,333
Gold	(g/TEC/month	)	4,810	5,916	3,020	4,657	4,634	4,634	4,634	4,634	4,213	3,160	3,707

Total Mining

Tonnage	(t/TEC/month	)	44	49	50	52	54	50	41	39	35	34	30
Gold	(g/TEC/month	)	201	185	170	158	214	210	188	186	182	188	188

Plants

Tonnage	(t/TEC/month	)	1,409	1,445	1,408	1,383	1,381	1,470	1,565	1,609	1,700	1,487	868
Elandsrand Plant	(t/TEC/month	)	1,776	1,687	1,540	1,028	1,231	1,424	1,575	1,722	1,853	1,984	1,503
Cooke Plant	(t/TEC/month	)	1,406	1,457	1,521	1,465	1,390	1,500	1,645	1,669	1,933	1,631	1,125
Doornkop Plant	(t/TEC/month	)	1,161	1,269	1,207	1,528	1,467	1,467	1,467	1,467	1,333	1,000	1,173

Gold	(g/TEC/month	)	6,113	5,683	5,199	4,475	5,470	6,127	7,143	7,692	8,754	8,299	5,367
Elandsrand Plant	(g/TEC/month	)	9,878	9,934	9,287	6,529	9,711	11,532	13,105	14,794	16,412	17,796	13,296
Cooke Plant	(g/TEC/month	)	7,995	7,327	7,102	6,213	7,198	7,776	9,361	9,752	11,479	9,758	6,740
Doornkop Plant	(g/TEC/month	)	1,376	900	723	932	741	741	741	741	674	506	593

Total Operations

Tonnage	(t/TEC/month	)	44	48	44	46	46	43	36	34	31	29	26
Gold	(g/TEC/month	)	192	187	163	149	182	179	162	160	158	162	162

Table 9.5 Target Operations: historical and projected LoM productivity statistics

Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Underground Mining

Tonnage	(t/TEC/month	)	53	90	95	138	140	140	140	140	140	140	134
Gold	(g/TEC/month	)	375	827	961	934	908	856	966	1,135	1,142	989	872

Plants

Tonnage	(t/TEC/month	)	1,516	2,070	2,103	2,812	3,088	3,088	3,088	3,088	3,088	3,088	2,606
Gold	(g/TEC/month	)	10,154	18,092	20,370	19,473	20,039	18,876	21,318	25,036	25,199	21,820	16,971

Total Operations

Tonnage	(t/TEC/month	)	48	80	83	123	119	119	119	119	119	119	113
Gold	(g/TEC/month	)	322	695	805	852	774	729	824	967	974	843	739

Table 9.6 Harmony Free State Operations: historical and projected LoM productivity statistics

Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Underground Mining

Area	(m 2/TEC/month	)	6.3	6.3	6.6	6.4	7.2	7.3	6.9	7.4	7.4	7.3	7.1
Harmony 2 Mine	(m2/TEC/month	)	7.2	7.5	7.6	7.4	7.6	7.6	7.6	7.6	7.6	0.0	7.6
Merriespruit 1 Mine	(m2/TEC/month	)	6.9	7.1	6.9	7.5	6.9	6.9	6.9	6.9	6.9	6.9	6.9
Merriespruit 3 Mine	(m2/TEC/month	)	7.3	7.1	7.5	6.8	7.5	7.5	7.5	7.5	7.8	0.0	7.6
Unisel Mine	(m2/TEC/month	)	4.0	4.1	4.6	4.7	7.2	7.2	7.2	7.2	7.2	7.2	7.2
Brand 3 Mine	(m2/TEC/month	)	4.5	5.5	6.5	7.1	6.5	6.5	6.3	0.0	0.0	0.0	6.4
Masimong 4 Mine	(m2/TEC/month	)	0.0	5.9	5.6	4.7	5.6	5.6	5.6	5.6	5.6	5.6	5.6
Masimong 5 Mine	(m2/TEC/month	)	7.6	6.7	7.2	6.5	8.0	8.0	8.0	8.0	8.0	8.0	7.9

Tonnage	(t/TEC/month	)	32	32	35	35	38	38	36	38	38	37	36
Harmony 2 Mine	(t/TEC/month	)	34	39	38	38	41	41	41	40	40	0	41
Merriespruit 1 Mine	(t/TEC/month	)	34	38	36	42	37	38	38	38	38	38	38
Merriespruit 3 Mine	(t/TEC/month	)	43	45	46	46	47	47	47	47	47	0	47
Unisel Mine	(t/TEC/month	)	20	22	24	27	39	38	39	41	40	40	39
Brand 3 Mine	(t/TEC/month	)	29	31	37	37	37	37	37	0	0	0	37
Masimong 4 Mine	(t/TEC/month	)	0	24	30	25	29	29	29	29	29	29	29
Masimong 5 Mine	(t/TEC/month	)	35	29	33	31	37	37	37	37	37	37	37

Gold	(g/TEC/month	)	155	134	158	152	169	170	163	176	175	176	170
Harmony 2 Mine	(g/TEC/month	)	169	178	176	174	182	182	181	181	180	0	181
Merriespruit 1 Mine	(g/TEC/month	)	147	174	152	167	171	173	173	173	173	173	174
Merriespruit 3 Mine	(g/TEC/month	)	181	161	160	168	172	171	171	171	172	0	171
Unisel Mine	(g/TEC/month	)	86	100	101	105	172	173	172	175	173	173	173
Brand 3 Mine	(g/TEC/month	)	140	0	132	127	129	129	127	0	0	0	128
Masimong 4 Mine	(g/TEC/month	)	0	106	127	90	118	118	118	118	118	118	118
Masimong 5 Mine	(g/TEC/month	)	189	171	209	188	194	194	194	194	194	194	192

Total Mining
Tonnage	(t/TEC/month	)	32	32	35	35	38	38	36	38	38	37	36
Gold	(g/TEC/month	)	155	134	158	152	169	170	163	176	175	176	170

Plants

Tonnage	(t/TEC/month	)	1,302	1,394	1,624	1,331	2,042	2,132	1,976	1,824	1,805	1,356	1,119
Central Plant	(t/TEC/month	)	1,485	1,689	1,917	1,687	1,947	2,906	2,560	2,222	2,180	1,185	1,280
Saaiplaas Plant	(t/TEC/month	)	1,131	1,121	1,351	1,028	2,121	1,496	1,496	1,496	1,496	1,496	1,251

Gold	(g/TEC/month	)	5,985	5,802	6,007	6,327	9,060	9,544	8,922	8,354	8,318	6,510	5,228
Central Plant	(g/TEC/month	)	6,955	6,458	6,335	6,906	8,234	11,987	10,609	9,349	9,270	5,264	5,591
Saaiplaas Plant	(g/TEC/month	)	5,085	5,193	5,702	5,836	9,738	7,535	7,535	7,535	7,535	7,535	6,250

Total Operations
Tonnage	(t/TEC/month	)	29	29	32	23	34	33	32	34	33	32	32
Gold	(g/TEC/month	)	135	119	120	108	149	150	143	155	154	154	148

Table 9.7 Evander Operations: historical and projected LoM productivity statistics

Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Underground Mining

Area	(m2/TEC/month	)	3.0	2.4	2.5	4.7	4.6	4.6	4.6	4.6	4.6	4.6	6.1
Evander 2 Mine	(m2/TEC/month	)	4.2	4.0	4.2	4.4	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Evander 5 Mine	(m2/TEC/month	)	3.0	3.2	3.8	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2
Evander 7 Mine	(m2/TEC/month	)	4.6	4.0	3.8	4.0	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Evander 8 Mine	(m2/TEC/month	)	7.1	4.7	5.4	5.7	5.0	5.0	5.0	5.0	5.0	5.0	5.0
Rolspruit Mine	(m2/TEC/month	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0
Poplar Mine	(m2/TEC/month	)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0

Tonnage	(t/TEC/month	)	16	14	14	27	25	25	25	25	25	25	24
Evander 2 Mine	(t/TEC/month	)	28	25	24	26	27	27	27	27	27	26	26
Evander 5 Mine	(t/TEC/month	)	17	17	19	21	21	21	21	21	21	21	21
Evander 7 Mine	(t/TEC/month	)	24	25	26	29	27	27	27	27	27	27	27
Evander 8 Mine	(t/TEC/month	)	33	24	25	28	24	24	24	24	24	24	24
Rolspruit Mine	(t/TEC/month	)	0	0	0	0	0	0	0	0	0	0	24
Poplar Mine	(t/TEC/month	)	0	0	0	0	0	0	0	0	0	0	22

Gold	(g/TEC/month	)	98	80	79	195	138	138	137	137	137	137	158
Evander 2 Mine	(g/TEC/month	)	143	144	144	130	141	141	141	141	141	140	141
Evander 5 Mine	(g/TEC/month	)	106	130	135	168	123	123	123	123	124	123	123
Evander 7 Mine	(g/TEC/month	)	151	160	142	205	150	150	150	150	149	149	149
Evander 8 Mine	(g/TEC/month	)	219	114	132	243	132	132	132	132	132	132	133
Rolspruit Mine	(g/TEC/month	)	0	0	0	0	0	0	0	0	0	0	188
Poplar Mine	(g/TEC/month	)	0	0	0	0	0	0	0	0	0	0	154

Total Mining
Tonnage	(t/TEC/month	)	16	14	14	27	25	25	25	25	25	25	24
Gold	(g/TEC/month	)	98	80	79	195	138	138	137	137	137	137	158

Plants

Tonnage	(t/TEC/month	)	1,272	1,206	1,053	1,061	1,112	1,092	1,065	1,030	1,027	1,028	466
Evander Plant	(t/TEC/month	)	1,272	1,206	1,053	1,061	1,112	1,092	1,065	1,030	1,027	1,028	541
Rolspruit Plant	(t/TEC/month	)	0	0	0	0	0	0	0	0	0	0	1,027
Poplar Plant	(t/TEC/month	)	0	0	0	0	0	0	0	0	0	0	577

Gold	(g/TEC/month	)	7,019	7,050	5,637	8,188	6,113	6,003	5,868	5,684	5,668	5,700	3,135
Evander Plant	(g/TEC/month	)	7,019	7,050	5,637	8,188	6,113	6,003	5,868	5,684	5,668	5,700	3,005
Rolspruit Plant	(g/TEC/month	)	0	0	0	0	0	0	0	0	0	0	7,909
Poplar Plant	(g/TEC/month	)	0	0	0	0	0	0	0	0	0	0	4,026

Total Operations

Tonnage	(t/TEC/month	)	17	15	14	22	23	23	23	22	22	22	21
Gold	(g/TEC/month	)	94	88	75	166	125	124	124	124	124	123	141

Table 9.8 Orkney Operations: historical and projected LoM productivity statistics

Operations	Units		2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Underground Mining

Area	(m2/TEC/month	)	4.4	4.6	4.3	4.7	4.6	4.6	4.6	4.6	4.1	5.1
Orkney 2 Mine	(m2/TEC/month	)	3.6	3.5	3.2	3.5	3.5	3.5	3.5	3.5	3.8	3.5
Orkney 4 Mine	(m2/TEC/month	)	6.2	6.1	5.5	6.1	6.1	6.1	6.1	6.1	6.1	6.3

Tonnage	(t/TEC/month	)	25	27	25	28	28	27	27	27	22	28
Orkney 2 Mine	(t/TEC/month	)	22	23	23	26	25	24	24	24	24	24
Orkney 4 Mine	(t/TEC/month	)	31	32	26	31	31	31	31	31	31	31

Gold	(g/TEC/month	)	222	201	162	189	189	189	189	189	158	188
Orkney 2 Mine	(g/TEC/month	)	245	201	158	189	188	188	188	188	201	190
Orkney 4 Mine	(g/TEC/month	)	169	202	167	189	189	190	190	190	190	194

Total Mining

Tonnage	(t/TEC/month	)	25	27	25	28	28	27	27	27	22	28
Gold	(g/TEC/month	)	222	201	162	189	189	189	189	189	158	188

Total Operations

Tonnage	(t/TEC/month	)	22	24	22	23	22	22	22	21	18	22
Gold	(g/TEC/month	)	198	179	143	151	151	151	151	151	127	150

Table 9.9 Kalgold Operations: historical and projected LoM productivity statistics

Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	LoM
Total Mining

Tonnage	(t/TEC/month	)	277	348	318	460	383	414	414	424	410
Gold	(g/TEC/month	)	676	934	804	1,029	891	963	963	986	953

Plants

Tonnage	(t/TEC/month	)	517	531	736	902	745	806	806	806	795
Gold	(g/TEC/month	)	1,261	1,417	1,822	2,012	1,733	1,875	1,875	1,875	1,849

Total Operations

Tonnage	(t/TEC/month	)	180	210	238	305	251	271	271	275	268
Gold	(g/TEC/month	)	440	561	590	680	583	630	630	640	623

Table 9.10 Australian Operations: historical and projected LoM productivity statistics

Operations	Units		2002	2003	2004	2005(H1)	2005(H2)	2006	2007	2008	2009	2010	LoM
Total Mining

Tonnage	(t/TEC/month	)	218	426	334	271	362	283	283	206	263	263	252
Gold	(g/TEC/month	)	818	1,239	969	977	1,230	1,150	998	733	1,033	1,014	961

Plants

Tonnage	(t/TEC/month	)	2,723	3,736	3,844	1,943	1,823	2,848	2,848	2,077	1,588	1,588	14,963

Checker Plant	(t/TEC/month	)	2,723	2,649	2,658	1,303	1,166	1,588	1,588	1,588	1,588	1,588	11,298
Jubilee Plant	(t/TEC/month	)	0	1,087	1,186	640	657	1,260	1,260	489	0	0	3,665

Gold	(g/TEC/month	)	6,602	8,702	10,233	11,820	12,903	12,064	10,466	10,246	12,996	12,761	8,947
Checker Plant	(g/TEC/month	)	13,204	12,868	12,651	15,077	16,010	15,119	12,500	12,488	12,996	12,761	13,627
Jubilee Plant	(g/TEC/month	)	0	4,536	7,815	8,562	9,796	9,010	8,433	14,857	0	0	9,362
Total Operations

Tonnage	(t/TEC/month	)	257	353	349	352	331	258	258	193	244	244	232
Gold	(g/TEC/month	)	599	789	891	1,029	1,123	1,050	911	684	957	939	886

Table 9.11 Papua New Guinea Operations: historical and projected LoM productivity statistics

Operations	Units	2005(H2)	2006	2007	2008	2009	2010	2011	2012	2013	LoM
Total Mining

Tonnage	(t/TEC/month)	0	0	533	675	674	675	678	679	679	654
Gold	(g/TEC/month)	0	0	1,560	2,019	1,961	2,002	2,191	1,915	1,824	1,935

Plants

Tonnage	(t/TEC/month)	0	0	1,911	2,419	2,417	2,417	2,431	2,433	2,433	2,343
Gold	(g/TEC/month)	0	0	5,590	7,236	7,027	7,175	7,851	6,864	6,535	6,933

Total Operations

Tonnage	(t/TEC/month)	0	0	417	528	527	527	530	531	531	474
Gold	(g/TEC/month)	0	0	1,220	1,579	1,533	1,565	1,713	1,498	1,426	1,402

Table 9.12 Mining Operations: historical and projected LoM productivity statistics

Mining Operations	Units		2005(H2)	2006	2007	2008	2009	2010	LoM
Tonnage	(t/TEC/month	)	41	40	42	40	37	36	23
Freegold Operations	(t/TEC/month	)	30	32	31	30	29	27	32
West Wits Operations	(t/TEC/month	)	46	43	36	34	31	29	26
Target Operations	(t/TEC/month	)	119	119	119	119	119	119	113
Harmony Free State Operations	(t/TEC/month	)	34	33	32	34	33	32	32
Evander Operations	(t/TEC/month	)	23	23	23	22	22	22	21
Orkney Operations	(t/TEC/month	)	23	22	22	22	21	18	22
Kalgold Operations	(t/TEC/month	)	251	271	271	275	0	0	268
Australian Operations	(t/TEC/month	)	331	258	258	193	244	244	232
Papua New Guinea Operations	(t/TEC/month	)	0	0	417	528	527	527	474

Gold	(g/TEC/month	)	185	189	191	192	188	187	126
Freegold Operations	(g/TEC/month	)	153	167	161	164	162	163	174
West Wits Operations	(g/TEC/month	)	182	179	162	160	158	162	162
Target Operations	(g/TEC/month	)	774	729	824	967	974	843	739
Harmony Free State Operations	(g/TEC/month	)	149	150	143	155	154	154	148
Evander Operations	(g/TEC/month	)	125	124	124	124	124	123	141
Orkney Operations	(g/TEC/month	)	151	151	151	151	151	127	150
Kalgold Operations	(g/TEC/month	)	583	630	630	640	0	0	623
Australian Operations	(g/TEC/month	)	1,123	1,050	911	684	957	939	886
Papua New Guinea Operations	(g/TEC/month	)	0	0	1,220	1,579	1,533	1,565	1,402

9.7	Social Responsibility

9.7.1	Employment Equity

The scorecard for the Mining Charter sets specific targets with regard to the employment of HDSA, and the Company has a number of Human Resource development programmes and action plans to reach these targets. These programmes are decentralised with the primary responsibility being at the operating mine level, and corporate responsibility at the executive level. In this respect the objectives set by the Company are to exceed the Minerals Development Act of 40% HDSA in management and 10% women in mining.

Harmony reports annually to the Department of Labour (the “Department”) in respect of progress in this regard and was audited by the Department in 2003, which found Harmony to be compliant. Employment Equity figures for the total company are as presented in Table 9.13 below.

Harmony has increased the percentage of women employed from fiscal 2003 (2%) to fiscal 2004 (4%) and is currently targeting 6% for fiscal 2005. The primary challenge is to train, develop and retain HDSA candidates for senior and executive management positions.

Table 9.13 Employment Equity as at 30 June 2004: occupation classification

Occupational Classification	Total (No)	HDSA Employees (No)	%HDSA (%)	Women (No)	% Women (%)
Executive	5	2	40%	1	20%
Senior Management	229	41	18%	18	8%
Professionals	1,028	401	39%	62	6%
Technically Skilled	7,165	4,703	66%	444	6%
Clerks	1,635	1,521	93%	522	32%
Operators	17,898	17,651	99%	120	1%
Semi-skilled and discretionary decision making	25,032	24,297	97%	905	4%

Total	52,992	48,616	92%	2,072	4%

9.7.2	Social Plan

The requirements for a Social Plan form part of the MPRDA and in association with NUM; Harmony has signed an agreement in respect of the Company’s Social Plan Framework. The key focus of the Social Plan is to recognise the following:

•	That mines are finite in life and leave an impact, positive or negative, long after they cease operations;

•	The tripartite relationship between government, the Company and the respective unions; and

•	Proactive involvement of stakeholders in devising strategies to deal with skills development of current employees, retraining of employees to be retrenched, and the social upliftment of communities surrounding the mines and in areas form which migrant labour is sourced.

Mining licences will not be renewed or granted to mining companies which do not adhere to the requirements of the Social Plan. Further, the Company has implemented various initiatives which seek to promote and support economic activities which target sustainability of regional economies beyond mine closure, and to initiate procurement activities which allow for broader participation of new entrants into the economy.

During fiscal 2003, the company established a Social Plan Trust Fund with an initial contribution of ZAR15m, and an undertaking to contribute a further ZAR35m over a ten year period, to fund beneficiary projects in the mine community areas and in the areas from which migrant labour is sourced. In addition Harmony is in the process of implementing the Corporate Social Investment Fund (“CSIF”) to address the Company’s social investment obligations. On completion the CSIF will be utilised to address issues such as community economic development programmes which will include access to services and social infrastructure, access to further education and skills training. The initiatives developed with the assistance of the CSIF include: the Ikaheng Development Centre; the Harmony Athletics Club; and the Harmony National Sports Academy.

In order to effectively execute the various programmes, Harmony is also in the process of establishing Future Forums and Social Plan Forums at all of its South African Operations. These forums liaise with both local and National Government to formulate and implement development plans for the communities surrounding the operations and for the areas form which migrant labour is sourced.

Further, Harmony has engaged various development agencies such as the Mines Development Agency (“MDA”) and TEBA Development, to identify and undertake sustainable investment projects in major areas from which migrant labour is sourced which includes South Africa and neighbouring countries.

The costs associated with the Company’s Social Plan have not been explicitly modelled into the Equity Value of the Company.

9.7.3	Housing

The majority of the Company’s employees reside in mine hostels situated in close proximity to its operations. The employees’ immediate families reside either in distant, mostly rural setting or in areas closer to the operations in the regions.

The Company currently provides for accommodation in the hostels and also makes provision for family accommodation units (houses and apartments) at mine villages. Further, a current living-out allowance is being paid to employees who provide their own accommodation.

In order to improve the standard of accommodation provided, Harmony is promoting the upgrading of hostels, conversion of hostels to family units and promotion of home ownership options. These processes are executed in conjunction with the local Municipalities’ development plans and the strategic development planning of local authorities. The Company has established a Housing Committee consisting of members of senior management and representatives from NUM in each of the regions in which Harmony operates.

Following the promotion of home ownership, 4,218 houses were sold, of which 991 sales were completed during fiscal 2003. The Company currently owns 4,938 residential properties, of which 2,430 are still in unproclaimed areas and therefore cannot be sold in the immediate future.

9.7.4	Black Economic Empowerment

The primary focus of the Mining Charter is on creating new opportunities for new entrants in the mining sector, however, it also requires mining companies to determine mechanisms to assist with alleviating poverty in regions in which they operate.

As at 30 June 2004, Harmony has an estimated 31% of the total issued share capital owned by BEE shareholders.

9.7.5	Beneficiation

A further consideration of the Mining Charter is the requirements for mining companies to beneficiate the commodities they produce and to allow for broader participation by previously disadvantaged individuals in these activities.

To this end Harmony has instigated various initiatives which include:

•	The Musuku Beneficiation Project: Based at Harmony’s Virginia Refinery this incorporates an agreement with Mintek to create Musuku Beneficiation Systems by introduction of a combination of business management practices established at Harmony’s refinery and specialised refinery technologies from Mintek. The primary focus is to assist the Company in securing a position in down-stream industries such as jewellery manufacturing and industrial applications for precious metals;

•	The Harmony Jewellery School: Established in November 2000 this is a coordinated project that seeks to create a jewellery manufacturing hub in the Free State Province. With 12 students graduating in fiscal 2003, the school now operates as a satellite of the local university and some 24 diploma course students are enrolled. Two further parallel initiatives include the Skills Development Leadership Enterprise (“SDLE”) a project facilitated by Gold Fields’ Further Education Training (“FET”) and the Technology Human Resources Innovation Programme (“THRIP”);

•	The Kabange Project: Launched in 2001, this aims to develop and position the informal jewellery craft sector as a driver of economic growth, poverty alleviation and empowerment of women primarily in rural areas and up-and-coming goldsmiths through mineral beneficiation. The programme was established by the Department of Minerals and Energy and Mintek and is supported by Harmony. The primary focus is to combine traditional craft skills with that of traditional goldsmithing techniques and includes: a production and training unit; an accredited outreach programme; and a marketing support programme;

•	South African Royal Manufacturers (“SARM”): During March 2003 a ZAR20m gold rope chain production facility was established in the Free State province. This is a joint effort involving Harmony, BAE Systems-Saab, South Africa’s Industrial Development Corporation (“IDC”) and the Department of Trade and Industry (“DTI”). Gold wire and strip produced at Harmony’s refinery is sent to the SARM Plant which employs some 700 people;

•	South African Minerals Pavilion at Johannesburg International Airport: A marketing strategy to encourage South African companies to beneficiate within the country with the support of Harmony, the Department of Minerals and Energy, the Department of Arts and Culture, Mintek, Kabange and Airports Company of South Africa; and

•	African Jewel Self-Help Group: A beaded designer jewellery training programme for disabled persons in rural areas funded by the MQA and Harmony.A second programme has been established at West Wits Operations and a third programme is being considered at Orkney Operations.

9.8	Terminal Benefits

The total terminal benefits liability (“TBL”) for the Mining Assets has been determined by consideration of the TBL as at 1 January 2005 and the various employee requirements of the LoM profiles as included in the various operating options. The amounts stated as TBL(2) in Table 9.14 below does not however allow for increased length of service over the various LoM plans and assumes that the current unit TBL per employee is equally applicable on closure. The TBL has been included in the FMs as presented in Section 14.0 of this CPR.

Table 9.14 Mining Assets Terminal Benefits Liabilities

Tax Entity	Terminal Benefits Liability(1) (ZARm)	Terminal Benefits Liability(2) (ZARm)
Freegold Tax Entity	463	531
Joel Tax Entity	22	26
West Wits Entity	216	394
Target Tax Entity	18	18
Harmony Free State Tax Entity	276	289
Evander Tax Entity	143	362
Orkney Tax Entity	41	44
Welkom Tax Entity	8	8
Kalgold Tax Entity	4	4
Australian Tax Entity	0	0
Papua New Guinea Tax Entity	0	0

Total (including Evander Projects)	1,190	1,676

Evander Tax Entity (ex Projects)	143	145

Total (excluding Evander Projects)	1,190	1,459

(1)	TBL estimates as at 1 January 2005.
(2)	TBL estimates assuming execution of current LoM plans.

10.	OCCUPATIONAL HEALTH AND SAFETY

10.1	Introduction

This section includes discussion and comment on the occupational health and safety related aspects associated with the Mining Assets. Current and historical occupational health and safety statistics are presented with discussion on the more significant measures in progress to deal with identified risks, including risk management and occupational health and safety measures. Given the concentration of employees in the Company’s South African operations, detail in this section focuses on the South African operating environment in respect of occupational health and safety

Harmony seeks to follow best practice within the applicable regulatory environments in which it operates. In respect of international conventions, specifically those aligned with World Bank, policies and Guidelines, International Finance Corporation Operational Policies, International Labour organisations and OHSAS 18001, Harmony continually reviews its policies and strategies and will seek to realign with international best practice where deemed appropriate.

10.2	Occupational Health and Safety Management

Harmony is a member of the JSE’s Socially Responsible Investment Index (“SRI”), which was launched on 19 May 2004 which also culminated in the renaming of the Safety, Health and Environmental Audit committee the Sustainable Development Committee (“SDC”).

The SDC was formed to compliment, support, advise and provide guidance to management in order to enhance its effectiveness in dealing with, safety, occupational health, the environment, social responsibility and HIV/AIDS wherever Harmony operates.

Furthermore, the Company has adopted the Global Reporting Initiative’s Guidelines (“GRI”) in order to measure and benchmark Harmony’s performance both against internal targets and its competitors. The current reporting period will be Harmony’s first attempt at applying GRI, consequently at the Effective Date no results were available.

Health and safety management of the Mining Assets is focused on the development of company wide health and safety policies, taking cognisance of the legislation and regulatory environment. The Company’s Health and Safety policies are broadly aligned and state that the Company will endeavour to:

•	Comply with all applicable laws, regulations and standards and where adequate laws do not exist, develop and apply standards that reflect the Company’s commitment to safety and health;

•	Manage risk by implementing systems to identify, assess, monitor and control hazards and to review performance;

•	Maintain a consultative process with employees through Health and Safety Representatives and Committees in all aspects related to safety and occupational health;

•	Provide employees with information, instruction, training and supervision which is necessary to enable them to perform their work safely and without risk to health;

•	Actively practice a comprehensive Risk Management Safety Programme aimed at continuous improvement of safety and occupational health;

•	Protect property, equipment, materials and natural assets from damage by fires, explosions, pollution, contamination or any other down grading incident

•	Support relevant occupational health and safety research;

•	Actively participate in the Environmental Management Programmes and compliance with the requirements of its’ Nuclear Licence; and

•	Keep abreast of new developments and technology.

The Company has informed SRK that all health and safety departments adhere to both the provisions of the Mine, Health and Safety Act and the Minerals Act with full-time, as well as part-time safety representatives employed at all the Mining Assets. Managerial instructions, emergency procedures and codes of practice are reasonably in place. Specific health and safety hazards identified include water, dust, fire, seismicity and falls of ground, explosions, insufficient emergency power equipment and occupational hygiene issues.

10.3	Legislation

Occupational health and safety in the various countries in which Harmony operate is provided by various regulatory bodies and mining and labour legislation. In general these are well established, and in conjunction with management’s operating policies, form the cornerstone of occupational health and safety management.

10.3.1	South Africa

For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and subsequently the former Minerals Act which was replaced by the MPRDA. Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act, 29 of 1996, which has subsequently been amended by Act, 72 of 1997, (the “Mine Health and Safety Act”).

The Mine Health and Safety Act was the result of intensive discussions and consultations between government, employers and employee representatives over an extended period of time, and came into force on 15 January 1997. The objectives of the Mine Health and Safety Act are:

•	To protect the health and safety of persons at mines;

•	To require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	To give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	To provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;

•	To provide for effective monitoring of health and safety conditions at mines;

•	To provide for enforcement of health and safety measures at mines;

•	To provide for investigations and inquiries to improve health and safety at mines; and

•	To promote:

•	a culture of health and safety in the mining industry;

•	training in health and safety in the mining industry; and

•	co-operation and consultation on health and safety between the State, employers, employees and their representatives

The Mine Health and Safety Act prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives, and through the establishment of health and safety committees. It also entrenches the right of employees to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate and the process of enforcement.

It is anticipated that mining companies will incur additional expenditures in order to comply with the legislation’s requirements. Provided the Company maintains material compliance then SRK considers that such additional expenditures is unlikely to have a material adverse effect upon Harmony, although there can be no assurance of this.

10.3.2	Australia

Health and safety in Australia is governed by various regulatory bodies and mining and labour legislation. In particular, the mining industry is governed by the Mines Safety and Inspection Acts, 1994, and the Mine Safety and Inspection Regulation, 1995. Employers and employees are bound by a “Duty of Care” that outlines rights and responsibilities of the various parties with respect to the safety of both themselves and others. At State level, safety and health in Western Australia is regulated by the Occupational Safety and Health Act, 1984, and the Occupation Safety and Health Regulations, 1996, which is supported by the on-mine codes of practice.

10.4	Occupational Health

Occupational Health issues at Harmony’s Operations include silica dust exposure and silicosis, occupational lung diseases and noise induced hearing losses. Through the Healthy Workforce Committee (“HWC”), the Company manages these issues and has set a target of a 5% annual reduction in prevalence rates. The primary intervention strategies includes peer education programmes at the shafts, education at induction and awareness centre, community preventative programmes, condom promotion and supply, home based care, TB interventions and the Anti-Retroviral Treatment (“ART”) programme.

In addition to the above, the Company has developed a nutritional product range, Phakamisa, which has been developed as part of the Company’s Healthiest Workforce Campaign. Based on current sales at its various outlets, Harmony anticipates that it has approximately 8,300 consumers and for the eight-month period ended August 2004, some 105,765 units were sold.

10.4.1	Silica Dust Exposure and Silicosis

Long term exposure to silica dust underground is known to cause silicosis and other diseases. It has also recently been classified as a carcinogen. Various studies have shown that the lung damage caused by silica plays a major role in the development of pulmonary tuberculosis. Whilst there are other factors of importance in the development of tuberculosis, the Company has identified increases in the incidence of tuberculosis within the mining industry due to: the increases in HIV/AIDS cases and also the increased proportion of those infected approaching the more advanced stages of AIDS. The lifetime risk of contracting tuberculosis is some 21 times higher in an employee who has silicosis concurrently with HIV infection.

The current HIV/AIDS epidemic has had a negative impact on the total number of cases of all forms of tuberculosis diagnoses at the Company’s health facilities, increasing from 1,199 cases in fiscal 2003 to 2,214 cases in fiscal 2004. This reflects an incidence rate of 4,137 cases per 100,000 employees which is considered to be comparable with the gold mining industry in South Africa.

The medical facilities at the Company’s operations manage various medical surveillance programmes that are dedicated to treat pulmonary tuberculosis at an early stage of the disease. If diagnose with tuberculosis or silicosis, or a combination of the two, the employees details are submitted to the Medical Bureau for Occupational Diseases (“MBOD”). In accordance with the Occupational Diseases in Mines and Works Act, 1973, the MBOD is responsible for certification and compensation.

The total number of certified silicosis cases increased from 111 cases in fiscal 2003 to 297 cases in fiscal 2004. This increase is considered a future risk in respect of potential liabilities should the trend continue, however currently the MBOD is responsible for certification and compensation.

10.4.2	Occupational Lung Diseases

The number of occupational lung diseases certified by the MBOD in respect of the Company’s employees increased from 698 cases in fiscal 2003 to 1,752 cases in fiscal 2004. This increase is also reflected in the annual incidence rate from 1,940 per 100,000 employees in fiscal 2003 to 3,274 per 100,000 employees in fiscal 2004.

10.4.3	Noise-Induce Hearing Losses (“NIHL”)

NIHL remains one of the most serious occupational hazards at the Company’s mining operations. During fiscal 2004 a total of 799 claims were submitted to the Rand Mutual Assurance Company (“RMAC”) on behalf of affected employees. By comparison, 667 claims were submitted during fiscal 2003. Of the 799 claims submitted for fiscal 2004 some 490 employees were compensated at a cost of ZAR6.8m.

During 2003, the office of the Compensation Commissioner introduced new legislation concerning hearing loss calculations. This enables the Company to determine the hearing loss which the individual incurs whilst employed by the Company, by defining the baseline value by means of an audiogram for each employee exposed to noise. Given recent acquisitions in South Africa this is considered important as it appropriately allocates and limits the liability associated with the NIHL incurred whilst employed by Harmony.

10.5	HIV/AIDS

The Company currently estimates that the HIV/AIDS infection rate among its South African workforce may be as high as 33% which appears consistent with the overall infection rate in South Africa. The risks posed by HIV/AIDS have a direct impact on both employee productivity and costs. In attempting to curb the impacts of such risks, Harmony has established a HIV/AIDS policy which includes the following:

•	To reduce the number of infections amongst employees and their families;

•	To ensure that the right of employees with HIV/AIDS are upheld and are in compliance with existing legislation i.e. Labour Relations Act, Employment Equity Act, Basic Conditions of Employment Act, Mine Health and Safety Act, Promoting of Equality and Prevention of Unfair Discrimination Act, and the Constitution of South Africa;

•	To ensure that Harmony remains committed to the health of its employees;

•	To eliminate unfair discrimination in the workplace;

•	To promote appropriate and effective ways of managing HIV in the workplace; and

•	To support those individuals who are infected or affected by HIV/AIDS so that they may continue to work productively for a long as possible.

Further, in respect of ensuring widespread acceptance of this policy and implementation of various strategies, the company has concluded a HIV/AIDS agreement with NUM, the South African Equity Workers Association and UASA. This agreement specifically focuses on the prevention of HIV infection amongst the employees and the surrounding communities, provision of medical treatment and care and ensuring that the rights of individuals are upheld in compliance with existing legislation.

During fiscal 2003, and to assist with the development of the Company’s HIV/AIDS strategy, Harmony through the services of an independent actuarial company developed a predictive model aimed at projection of prevalence, mortality and morbidity rates. This model predicts the following:

•	The HIV prevalence rate dropping from the current 33.9% to 31.1% in fiscal 2007 and 19.2% in fiscal 2012;

•	The HIV/AIDS mortality rate increasing form the current 0.41% to 0.85% by fiscal 2009, thereafter dropping to 0.45% in fiscal 2014; and

•	The HIV/AIDS incapacitation rate increasing from the current 1.61% to 3.35% in fiscal 2009, dropping to 2.76% in fiscal 2012 and 1.85% in fiscal 2014.

The results of this predicative model would seem to indicate that the peak impact on Harmony’s South African Operations would occur during fiscal 2009 through fiscal 2011, where mortality rates and incapacitation rates are highest.

Harmony has also initiated the Highly Active Anti-Retroviral Therapy (“HAART”) treatment for employees which has been in operation since September 2003. The current cost of HAART is estimated at ZAR554/employee per month and the total HIV/AIDS related costs incurred by the Company for fiscal 2004 was ZAR7.6m. Increases above current unit costs (which have been included in the FMs) arising from increased HIV/AIDS prevalence has not been forecasted into the FMs for the Equity Value of the Company.

Employees, who decide to leave their place of work and remain at home for care, are cared for through the TEBA home-based care system, towards which Harmony contributes. During fiscal 2004 some 514 employees were on the HAART programme.

The Company has established a project consisting of various task teams, which seek to align, implement and monitor the initiatives in the following focus areas: HIV/AIDS, Occupational Health, Tuberculosis, Nutrition, Hostel Facilities, Sports and Recreation and management of employees waiting to leave the company’s service due to ill-health.

Initiatives regarding HIV/AIDS specifically include prevention, clinical management, Anti-Retroviral Therapy treatment and home-based care. Clinical Management is provided through the three Harmony owned hospitals, and primary healthcare clinics on the various shafts. Wellness Clinics have also been established in all operating regions in South Africa.

Harmony’s overall strategy is to achieve and maintain a prevalence rate in line or below the national HIV/AIDS prevalence rates.

Further, actuarial assessments by the Company indicates that the cost of addressing the disease at the Mining Assets may peak in 2008 at approximately 1.6% of the total cost of production, which equates to approximately US$7.0/oz. At current levels of infection and not considering the various interventions implemented, the net cost estimate for fiscal 2005 is approximately US$4.5/oz. This cost is included in the mine overheads as a fixed component, accordingly no projected increase in such costs has been included.

10.6	Safety Statistics

Harmony has developed the Harmony Risk Management System (“HRMS”) using the Mine Health and safety Act and other applicable regulatory requirements as the foundation. It consists of 15 modules, which includes all activities and disciplines on the mine. HRMS is geared towards proactively eliminating, mitigating or controlling risk at source and provides each supervisor and employee a risk assessment toll for continuous risk assessments in the working place. Each mine has established its own Health and Safety Committee, which meets bi-weekly. Harmony has also introduced a Safety Council, a committee consisting of representatives of organised labour, full-time health and safety stewards and occupational hygiene and safety practitioners of the Company. The Safety Council convenes every second month at which meeting safety results, fatal accident reviews, new Codes of Practice and other matters are discussed.

In fiscal 2004, Safety Audits were introduced in all regions to assist shaft management to proactively identify possible management system failures. A Legal Compliance Audit System was also adopted to ensure that all legal requirements are complied with. During 2005, Harmony is seeking to complete HRMS and standardise risk assessment processes and systems within Harmony.

Harmony’s safety target is to improve the Lost Time Injury and Reportable Injury Rates by at least 10% per annum, per individual operation. Further, the Company’s goal is to achieve a ‘zero fatality’ rate.

Table 10.1 presents the safety statistics for the Mining Assets and includes the total number of fatalities, fatality rate and the lost time injury frequency rate (“LTIFR”) for 2001 to 2005(H1) inclusive. The overall safety performance of the Mining Assets during fiscal 2004 (measured against performance during fiscal 2003) is summarised as follows: a decrease in the number of fatalities by 45%; a decrease in the fatality rate by 12%; and a decrease in the LTIFR by 11%.

In comparison the underground gold mines in South Africa had average fatality rates of 0.50 for 2001; 0.50 for 2002; 0.36 for 2003.

Table 10.1 Mining Assets: historical safety statistics

Statistics	2001	2002	2003	2004	2005(H1)
Fatalities (number)
Freegold Operations	11	10	6	6	4
West Wits Operations	12	20	29	11	4
Target Operations	2	0	0	0	1
Harmony Free State Operations	9	8	2	3	4
Evander Operations	5	6	4	2	1
Orkney Operations	10	7	4	3	0
Welkom Operations	4	1	2	1	1
Kalgold Operations	0	0	0	0	0
Australian Operations	0	0	0	0	0
Papua New Guinea Operations	0	0	0	0	0

Fatality Rate (fatalities per mmhrs)
Freegold Operations	0.35	0.24	0.15	0.18	0.21
West Wits Operations	0.32	0.47	0.54	0.40	0.30
Target Operations	0.35	0.00	0.00	0.00	0.47
Harmony Free State Operations	0.26	0.27	0.07	0.15	0.35
Evander Operations	0.27	0.33	0.23	0.15	0.14
Orkney Operations	0.56	0.48	0.48	0.52	0.00
Welkom Operations	0.92	0.35	0.35	0.79	0.22
Kalgold Operations	0.00	0.00	0.00	0.00	0.00
Australian Operations	0.00	0.00	0.00	0.00	0.00
Papua New Guinea Operations	0.00	0.00	0.00	0.00	0.00

LTIFR (per mmhrs)
Freegold Operations	17	15	15	20	18
West Wits Operations	24	23	23	19	20
Target Operations	9	9	11	6	9
Harmony Free State Operations	35	26	24	16	21
Evander Operations	22	24	34	26	26
Orkney Operations	28	24	24	23	27
Welkom Operations	17	12	12	14	20
Kalgold Operations	7	13	4	1	0
Australian Operations	na	15	2	1	1
Papua New Guinea Operations	0	0	0	0	0

10.7	Future Considerations

The Mining Assets will continue to be exposed to mining hazards such as water, dust, fire, seismicity, falls of ground (“FoG”), explosions, occupational hygiene issues and materials handling and transportation. Increased vigilance and focus is required in respect to:

•	Potential increases in the FoG as the proportion of production sourced from remnant mining areas increases on certain of the older Mining Assets;

•	Potential increases in seismicity as the mining extent increases and operations progress deeper; and

•	The potential impacts of HIV/AIDS on the labour force, should the present rate of industry-wide infection not be curtailed.

11.	ENVIRONMENTAL

11.1	Introduction

The following section includes discussion and comment on the environmental management aspects of the Mining Assets. Specifically, detail and comment is included on the status of environmental legislation applicable to the Mining Assets; compliance with legislation and environmental authorisations; environmental policies and management key liabilities and risks over the life of the operation for each site; and decommissioning and closure liabilities and risks.

The criteria used for assessment purposes are those required by the host country legislation and generally accepted practice in the mining industry as applied in the respective countries. International requirements (World Bank, Equator Principles, ICMM etc) have not been specifically considered. In line with the Sustainable Development concept of the triple bottom line, social and economic issues have also been discussed where relevant.

11.2	Legislation

11.2.1	South African Operations

Key environmental legislation, which is applicable to the South African mining industry, is as follows:

•	National Environmental Management Act (107 Of 1998) (“NEMA”): Regulated by the Department of Environmental Agriculture and Tourism (“DEAT”), NEMA overarches South African environmental legislation and lays down basic environmental principles including: Duty of Care, Polluter Pays & Sustainability;

•	Mineral and Petroleum Resources Development Act (“MPRDA”): Regulated by the Department of Minerals and Energy (“DME”), MPRDA replaces the Minerals Act 1991 and aims to make provision for equitable access to and sustainable development of the nation’s mineral and petroleum resources. New regulations indicate the procedures for the undertaking of environmental impact assessments (“EIA”) and the development of environmental management programmes (“EMP”) for the construction, operation and closure of mines. The DME is responsible for approval of the EMP and ensuring that other regulatory authorities with an interest in the environment are consulted. In summary, the EMP contains the environmental conditions of authorisation for the development, operation and closure of a mine. Existing mines should have an approved environmental management programme report (“EMPR”) in terms of the Minerals Act 1991, and the MPRDA makes provisions for transitional arrangements. A mine must convert old order mining rights to new order mining rights by the 31 April 2009. A key requirement for new mines or for the conversion process is the need for a social and labour plan, a mine works plan, proof of technical and financial competence as well as an approved EMP;

•	Mine Health and Safety Act (Act 29 of 1996) (“MHSA”): The MHSA deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental monitoring within mine operations;

•	National water Act (36 of 1998) (“NWA”): Regulated by the Department of Water Affairs and Forestry (“DWAF”), Chapter 4 of the NWA stipulates that water uses (abstraction, storage, waste disposal, discharge, removal of underground water and alternation to watercourses) must be licensed. As with the MPRDA there are transitional arrangements to enable permits under the 1956 Water Act to be converted into water use licences. The NWA also has requirements relating to pollution control, protection of water resources (specifically for mines, there is Regulation 704), dam safety (for dams with a capacity greater than 50,000m3 and a dam wall greater than 5m) and water use tariffs;

•	Atmospheric Pollution Prevention Act (45 of 1965) (“APPA”): Regulated by DEAT, APPA allows for emissions from scheduled processes to be controlled by means of a registration certificate. Examples of such processes would be smelters, furnaces, acid plants or roasters. The APPA is outdated and is expected to be replaced shortly once the National Environmental Management: Air Quality Bill has been approved. The Bill allows for the setting of ambient air quality standards and more onerous emissions standards for identified scheduled processes;

•	Environment Conservation Act (73 of 1989) (“ECA”): Regulated by DEAT, DWAF and relevant provincial departments, Part V of the ECA states that listed activities cannot be undertaken without an environmental authorization. The process to obtain approval includes public involvement, and if necessary, an EIA. In most cases this is not applicable as it is covered by the MPRDA, however, this must be agreed with the relevant authorities. Section 24 of NEMA, and associated new regulations, will shortly replace these provisions. Currently, mining is a listed activity in the draft regulations and, as such, new operations or expansions of existing operations would need to comply. The ECA (Section 20) also requires waste sites to be permitted;

•	National Heritage Resources Act (25 of 1999): Regulated by South African Heritage Resource Agency (“SAHRA”), SAHRA controls sites of archaeological or culture significance. Such sites must be investigated and if necessary protected for the nation. Procedures for the relocation of graves are also given;

•	Hazardous Substances Act (15 of 1973) (“HAS”): Regulated by the Department of Health, HAS addresses declaration of hazardous substances and control of declared substances. HAS also allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance;

•	ECA, Forest Act (84 of 1998), Provincial Nature Conservation Acts and other Ordinances: Regulated by Provincial conservation authorities, these ensure protection of certain species of animals and plants. Permissions to move protected species are required in certain cases; and

•	National Nuclear Regulator Act of 1999 (“NNRA”): The NNRA is regulated by the National Nuclear Regulator (“NNR”). Certificates of Registration are required for radiation sources above a certain threshold.

Mining practices in South Africa are such that whilst individual operations are usually materially compliant, strict compliance can seldom be demonstrated and is rarely enforced by the relevant regulatory authorities. Where minor/nominal non-compliance occurs, this is generally not considered material to the continuation of future operations. In cases where regulatory authorities are concerned about particular non-compliance issues, a negotiated realistic way forward is usually agreed upon.

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed with the relevant regulatory authorities (mainly DME and DWAF). Based on South African’s environmental and regulatory requirements, and for existing mines (different for new mines), monies are generally accrued based on the estimated environmental rehabilitation cost should the mine have to close tomorrow and over the operating life of a mine. Annual contributions are made to an environmental trust fund, which provides for the estimated costs of pollution control and rehabilitation at the end of the LOM. South African Revenue Service approves such annual contributions to the trust fund and requires the annual contributions be estimated on the basis of remaining liability divided by the expected remaining life of the operation. Additional bank guarantees may be required at the start of operations and can be used to off set provision in the trust fund.

11.2.2	Australian Operations

Mining operations on tenements in Australia must be developed and operated in compliance with Commonwealth and their respective State or Territory environmental legislative requirements. Within Australia’s federal system of government, both the regulation of mining operations and the protection of the environment are principally State responsibilities. The principle environmental regulatory documents are detailed below.

The powers of the Commonwealth to regulate mining and other activities concerning the environment are primarily contained in Section 51 of the Commonwealth Constitution. Of particular importance are the trade and commerce power; the taxation power; the quarantine power; the corporations power; the external affairs power; the power over Commonwealth instrumentalities and the public service; the power over customs, excise and bounties; the financial assistance power; and the territories power. Importantly, where any law of a State or Territory is inconsistent with a Commonwealth law, the Commonwealth law prevails, and the Commonwealth therefore has the ability to over-ride State laws should it choose to do so in areas within its legislative competence.

•	Australian Commonwealth:

•	Environmental Protection and Biodiversity Conservation Act 1999 (“EPBCA”): Regulated by the Department of the Environment and Heritage (“DEH”) the EPBCA is applicable where Commonwealth approval is considered necessary due to matters of national significance, which include presence of migratory birds, federally listed rare flora or fauna, Commonwealth land, nuclear actions and marine areas. Unless there are exceptional circumstances, DEH will delegate the approval process and day-to-day administration of the mines back to State and Territory governments. This approach minimises unnecessary duplication in administrative processes;

•	Western Australia:

•	Mining Act 1978 (“MA 1978”): The MA 1978 is regulated by the Department of Industry and Resources (“DoIR”). Prior to commencement of any mining operation, the proponent is required to submit a Notice of Intent (“NOI”) to the DoIR. The NOI describes the project, surrounding environment, potential environmental impacts and proposed prevention and mitigation measures. Commitments made within the NOI are binding for any future operations on these tenements unless a request for an amendment to the relevant government authorities is accepted.

•	Environmental Protection Act 1986 (“EPA”): The EPA is regulated by Environment Protection Authority (the “Regulator.”). The DoIR, as the decision making authority for mining projects, is required under Part IV of the EPA to refer mining projects to the Regulator if it considers them likely to have a significant effect on the environment. A Memorandum of Understanding exists between DoIR and the Regulator whereby projects are considered automatically to have significant effects on the environment if they satisfy the criteria listed in Part IV of the Act. All projects referred to the Regulator under Part IV of the EPA are assessed on a case-by-case basis. Once the Regulator has received a referral, they assume responsibility for determining the appropriate level of assessment for the project. The DoE (“Department of Environment”) provides technical assistance to the Regulator. An environmental assessment document will be prepared in accordance with EPA guidelines and environmental guidelines following setting of the formal level of assessment by the Regulator. A consultation program with key stakeholders and interested parties will be carried out to identify concerns and incorporate any suggestions in developing the proposal. If the project is formally assessed at a Public Environmental Review level or above, then the assessment document must be publicly reviewed, for a period typically between eight and ten weeks. Responses to all public comments received must be prepared and submitted to the EPA. The period for advertising, public review and preparation of responses may take between four and six months, depending on the complexity of issues and objections to the project proposal. The EPA will then assess the assessment document and proponent response to any public submissions. An EPA bulletin is prepared and submitted to the Minister for Environment for approval and issue of a Ministerial Statement. If activities to take place during operations are listed as Scheduled Activities under the Act, a Works Approval will be required from DoE to allow construction of infrastructure associated with these activities. Typically, Works Approval documentation is submitted concurrently with the NOI. On completion of construction of such infrastructure, completion certificates must be submitted to DoE to confirm the infrastructure has been constructed in accordance with approved design criteria. Subsequent to this, an Environmental Licence is required prior to operation of such infrastructure. Environmental licences are typically renewed on an annual basis. The EPA may determine that no assessment is necessary if the referred proposal is considered to have environmentally insignificant effects. Proposals considered not to warrant assessment under the Act are referred back to DoIR, who assess and assign environmental conditions to the proposal’s tenement conditions upon approval of the environmental documentation. Recent changes in vegetation clearance legislation have seen authority for granting clearing activities for mining projects change from DoIR to DoE. As such, the Native Vegetation Protection section of DoE is assessing proposals involving vegetation removal;

•	Contaminated Sites Act 2003 (“CSA”): The CSA was passed in November 2003, however, the proclamation of these laws is not expected until late in 2004. Once proclaimed new environmental investigation and reporting requirements will be required by mining operations;

•	Rights in Water and Irrigation Act 1914 (“RWIA”): Regulated by the Water and Rivers Commission (“WRC”) (a department within DoE), the WRC are responsible for issuing of Groundwater Licences (“GWL”) and Licences to construct or alter wells (“CAW”); and

•	Other relevant legislation: Conservation and Land Management Act 1984; Wildlife Conservation Act 1950; Aboriginal Heritage Act 1972; Heritage of Western Australia Act 1990; and Mining on Private Property Act 1898; and

11.2.3	Papua New Guinea Operations

Mining operations on tenements in PNG must be developed and operated in compliance with National and Provincial environmental legislative requirements. Various government agencies are entrusted with the responsibility of administering and enforcing the environmentally related Acts and legislation of PNG.

•	Mining Act 1978 (“MA 1978”): Administered by the Department of Mining and Petroleum, while the role of protecting the environment and matters of conservation are the responsibility of the Department of Environment and Conservation. The Department of Environment and Conservation serves as the regulatory and monitoring agency for the extraction of all mineral resources in the country. Before a company can develop a mine in PNG, a mining development contract (“MDC”) between the Government and the developer must be signed. A prerequisite of the MDC is that a strict environmental approval process be followed;

•	Environment Act 2000 (“EA 2000”): Regulated by the Department of Environment and Conservation. This provides for the country’s environmental regulations concerning mining projects. This Act repeals the Environmental Planning Act 1978, the Water Resources Act 1982, the Environmental Contaminants Act 1978 and the Environmental Contaminants (Amendment) Act 1994. It details a sequence of steps mining companies are required to complete, including the submission of an environmental plan (“EP”), which is equivalent to an environmental impact statement. An EP requires approval by the Minister for Environment and Conservation prior to mining or construction activity can commence. Communities of interest are consulted on the contents of an EP before it is approved by the Minister; and

•	Other applicable legislation includes: Fauna (Protection and Control) 1966; National Cultural Property (Preservation) Act 1965; and National Water Supply and Sewerage Act 1982.

11.3	Compliance

11.3.1	South African Operations

•	EMPR and transitional arrangements: Harmony has complied with its intentions to apply for all its conversions in terms of the MPRDA transitional requirements before the end of 2004. All of its operations have approved EMPRs in terms of the Minerals Act 1991. The conversion to new order rights has been accepted by the DME for West Wits Operations and Evander Operations. As part of the conversion process, Harmony is undertaking in house EMPR compliance audits and identifying whether any of the EMPRs need to be updated to comply with the MPRDA requirements. In house audits for West Wits Operations, Target Operations and Evander Operations are complete and indicate high levels of compliance. Actions to address all identified non-compliances within a specified period have been determined as part of the in house audit process. The EMPR for West Wits Operations (Randfontein Section) will be updated to an MPRDA EMP during the course of 2005;

•	Water Use Licences: It is understood that all existing lawful uses have been registered in accordance with NWA requirements. This includes sites where historical Water Act 1956 permits were in place. DWAF is in the process of requesting water users to convert the registered water uses into water use licences (“WUL”) on a priority basis depending on the water stressed nature of the catchments. The conversion is generally done by submitting to DWAF an integrated water (and waste) management plan (“IWMP”). The current status of the various operations is given below;

•	Freegold Operations: DWAF has not yet requested conversion;

•	West Wits Operations: A WUL Working Group has been established with DWAF, who has asked each mine to prepare a IWMP. The IWMP for Elandskraal and Randfontein sections has been prepared in accordance with DWAF’s M4 Guideline. It was submitted to DWAF approximately 18 months ago. DWAF has indicated that the licence will be based on previous permit conditions until further information is available and these permit conditions are reportedly being complied with;

•	Target Operations: DWAF has not yet requested conversion. Mining operations appear to be in compliance with its historical water use permit (789N). The ground water and surface water monitoring program is being maintained and reported to the Regional Director, DWAF on a monthly basis as required under the permit conditions. Pertinent to the terms of the Permit is an Exemption 1955B which prohibits discharge of waste water to Swartpan, into which all non deliberate discharge will make its way. An interception drain with sufficient pumping capacity to cope with spillages during prolonged wet spells has been constructed and is in operation;

•	Harmony Free State Operations: DWAF has not yet requested conversion;

•	Evander Operations: The IWMP has been prepared in accordance with DWAF’s M4 Guideline. It was submitted to DWAF September 2004. Approval by means of the WUL licence is awaited from DWAF;

•	Welkom Operations: DWAF has not yet requested conversion;

•	Orkney Operations: DWAF has not yet requested conversion; and

•	Kalgold Operations: DWAF has not yet requested conversion;

•	Financial Provision: In accordance with the requirements of the MPRDA and in line with the Income Tax Act, trust funds have been set up into which contributions are being made for mine closure (the quantum of provision is discussed further in Section 11.7):

•	Freegold Operations: Trust Funds (namely: Bambanani Mine, Joel Mine, Matjhabeng Mine and Tshepong Rehabilitation Trust Fund) are in place with regular contributions. The St Helena Mine has its own trust fund, namely: St Helena Rehabilitation Trust Fund. Trust Funds cannot be accessed for ongoing rehabilitation until fully funded;

•	West Wits Operations: Trust Fund (namely: Harmony Gold Environmental Trust Fund) is in place with regular contributions. The Elandskraal section has its own trust fund, namely: Elandsrand and Deelkraal Rehabilitation Trust Fund. Various rehabilitation activities have taken place and are taking place which have been/will be funded from the trust fund. Cooke 4 Mine and Deelkraal gold plants have been removed. The uranium plant at Cooke 4 Mine will be removed shortly and the Deelkraal process water dam is planned for rehabilitation, including removal of radioactive sediments.

•	Target Operations: Trust Fund (namely: Avgold Nature Conservation Trust) is in place with regular contributions. Various rehabilitation activities have taken place over the last 3 years which have been funded from the trust fund. This includes removal of the old gold plant, pyrite dump and various other buildings;

•	Harmony Free State Operations: Trust Fund (namely: Harmony Gold Environmental Trust Fund) is in place with regular contributions. The Trust Fund can be accessed for ongoing rehabilitation with Trustee and DME Director of Mineral Development permission;

•	Evander Operations: Trust Fund (namely: Harmony Gold Environmental Trust Fund) is in place with regular contributions. Various rehabilitation activities have and are taken place which have been/will be funded from the trust fund. Work done to date includes the gold plant at Evander 9 Mine;

•	Orkney Operations: Trust Fund (namely: ARM Rehabilitation Trust) is in place with regular contributions. It covers both Orkney Operations and Welkom Operations. The Trust Fund cannot be accessed for ongoing rehabilitation until fully funded;

•	Welkom Operations: Refer to Orkney above; and

•	Kalgold Operations: Trust Fund (namely: Harmony Gold Environmental Trust Fund) is in place with regular contributions. Trust fund can be accessed for ongoing rehabilitation with Trustee and DME Director of Mineral Development permission;

•	Radiation: The Certificates of Registration (“CoR”) have been obtained, except for Kalgold which does not require one. It is understood that compliance with the certificates is being maintained with regular reports to the NNR; and

•	Waste Disposal Permits: The status of waste permits at the various operations is given below:

•	Freegold Operations: Permitted waste disposal sites are operated at Joel Mine and St. Helena Mine;

•	West Wits Operations: Permitted waste disposal sites are operated at Elandsrand Mine and Deelkraal Mine. An unlicensed site is being used at Elandsrand Mine;

•	Target Operations: There is an NNR approved wash bay in its salvage yard for decontamination of radiation-contaminated scrap. Target Operations has contracted a black economic empowerment (“BEE”) waste recycling company in Welkom to remove and process recyclable wastes from the mine site. Domestic waste is dumped at the Allanridge Municipal waste site with municipal approval. Target does not maintain its own waste site;

•	Harmony Free State Operations: Integrated into municipal solid waste systems;

•	Evander Operations: An unlicensed site is being used at Evander 8 Mine. Although land has been provided to the municipality for a waste disposal site, the area has not yet been developed so consideration is being given to moving waste disposal to the Evander municipal site. The current waste site would then be rehabilitated;

•	Orkney Operations: Integrated into municipal solid waste systems;

•	Welkom Operations: Integrated into municipal solid waste systems; and

•	Kalgold Operations: Integrated into municipal solid waste systems.

11.3.2	Australian Operations

•	Mount Magnet & Cue Mine: Approvals for the mining and processing operations were obtained from DoIR using the NOI process. The operations are licensed by the DoE in accordance with the Environmental Protection Act 1986. The licence (Licence Number 5592/8), valid for two years and renewed in September, allows Mount Magnet & Cue Mine to operate the following prescribed activities: Category 05 – Processing or beneficiation of metallic or non metallic ore Category 52 – Electrical Power Generation; and Category 89 – Putrescible Landfill Site. In addition to the Environmental Licence, Mount Magnet & Cue Mine holds four Groundwater Well Licences. The licences stipulate allocation, use and conditions for abstraction, monitoring and mitigation of adverse effects of abstraction. Mount Magnet & Cue Mine provides an operating strategy for each GWL, which is binding. An aquifer review is prepared annually for the GWLs. Mount Magnet & Cue Mine appears to be complying the majority of key environmental approval documentation;

•	South Kalgoorlie Mine: Approvals for the mining and processing operations were obtained from DoIR using the NOI process. A large proportion of the South Kalgoorlie Mine is located on freehold land that is affected by pre-1899 mineral titles (Hampton Locations 48 and 51). Harmony has acquired the freehold title associated with these areas and as such has not needed to negotiate compensation agreements with a third party landowner. In these areas, Harmony operates in accordance with the requirements of the Mining on Private Property Act 1898.

•	South Kalgoorlie Mine’s Jubilee section is licensed by the DoE (Licence Number 5107/9, which was renewed in September). The licence allows South Kalgoorlie Mine to operate the following prescribed activities: Category 05 – Processing or beneficiation of metallic or non metallic ore; Category 73 – Bulk storage of chemicals; Category 64 – Putrescible Landfill Site; Category 79 – Carbon stripping;

•	South Kalgoorlie Mine’s New Celebration section is covered by Licence Number 5182/7, which allows for the following prescribed activities: Category 05 – Processing or beneficiation of metallic or non metallic ore; Category 64 – Putrescible Landfill Site; Category 73 – Bulk storage of chemicals; Category 75 – Chemical blending or mixing not causing a discharge; Category 79 – Carbon stripping;

•	South Kalgoorlie Mine’s Mt. Marion dewatering operation is covered by Licence Number 5182/7, which was renewed in March, and allows SKM to operate the prescribed activity of Category 06 – Mine dewatering. In addition to the Environmental Licences, SKM holds 12 Groundwater Well Licences and one radiation licence. The licences stipulate allocation, use and conditions for abstraction, monitoring and mitigation of adverse effects of abstraction.

Based on information supplied, South Kalgoorlie Mine appears to be complying with the majority of key environmental approval documentation excluding non compliances noted in May 2004 during a DoE audit. Specifically these were: the core components of the environmental management system were due for completion in September 2003 and have not yet been completed; storage of hydrocarbons was not in compliance with the relevant Australian Standard; and New Celebration TSF bore pH levels fluctuated outside of environmental licence limits. Excluding the implementation of some EMS components such as environmental awareness training, these issues have largely been addressed;

•	Big Bell section (closed): Approvals for the mining and processing operations (incorporating Golden Crown, Cuddingwarra and Tuckabianna project areas) were obtained from DoIR using the NOI process. Big Bell operations were closed in July 2003. No prescribed activities are currently undertaken at Big Bell or Golden Crown, Cuddingwarra and Tuckabianna that require a licence by the DoE. The majority of groundwater licences are no longer required and were relinquished by Harmony in December 2003. Currently two remain valid which stipulate allocation, use and conditions for abstraction, monitoring and mitigation of adverse effects of abstraction. Based on information supplied, Big Bell, Golden Crown, Cuddingwarra and Tuckabianna projects appear to be complying with the majority of key environmental approval documentation.

11.3.3	Papua New Guinea Operations

In accordance with Sections 51 and 53 of the Environment Act 2000, an EIS was prepared and submitted for the Hidden Valley Project. The EIS development conforms to PNG’s guideline for environmental impact assessment. A Government decision concerning approval of the project is expected by late 2004. Based on information provided, the project appears to be in compliance with regulatory requirements.

11.4	Environmental Policy and Management

SRK has considered the Environmental Policy Statement and is satisfied that the Company is generally adhering to it. Where non-compliance is occurring in terms of environmental legislation and EMP commitments, as discussed above, management is aware of such issues and SRK considers it to be taking appropriate measures to manage the issues in line with its policies.

11.4.1	South African Operations

Harmony’s South African environmental affairs are the responsibility of the Group Environmental Co-ordinator who is assisted by environmental coordinators or foremen at the various operations. Specialists on radiation and environmental management are available centrally to support the various operations where necessary. Each operation and the central management team have their own environmental operating budgets which cover salaries, environmental monitoring and training. Where necessary, motivation is made to other departments for budget to undertake certain remedial actions e.g. desilting of dams. The environmental aspects of these projects would then be supervised by the relevant environmental staff.

The Company is in the process of implementing the Harmony Risk Management System (“HRMS”). An information management system called Impact is being used to support the environmental aspects of the HRMS. Management measures required by the EMPR’s, water use licences (when granted), waste permits and radiation certificates will be incorporated into the system to facilitate implementation, compliance assessment and ongoing monitoring. There is currently no intention of going for ISO 14001 accreditation but the Impact information management system conforms to the framework of and ISO 14001 management system.

The Company has produced a Sustainability Report in 2004 and intends reporting annually in accordance with the Global Reporting Initiative from next year.

As part of its transitional arrangements, Harmony has developed Social and Labour Plans (“SLPs”) for the various mining right areas. Where mining rights are contiguous, it has been agreed with the DME to produce joint SLPs. The SLPs cover three main areas as indicated below and may provide reference to Company wide agreements or processes. It has been assumed that the cost of preparing and submitting the conversion documents is provided for elsewhere, as is provision for the various trust funds indicated below.

•	Human Resource Development: This includes Employment Equity with stated targets of 40% Historically Disadvantaged South Africans in management (currently 20% according to the annual report) and 10% women in mining (currently 4%). In addition, it includes Career Development Planning, Mentorship, Business Leader Development Programme, Internships etc;

•	Local Economic Development: The SLP guidelines require the Company to align its social investment programmes with the District Municipality’s Integrated Development Plans (“IDPs”). Progress is being made in ensuring that Harmony’s existing programmes are aligned with the relevant IDPs. Commitments have also been made for new initiatives focusing on infrastructural poverty reduction (e.g. service delivery), which will be supported by a Corporate Social Investment Fund that is being set up. Harmony is engaging with various development agencies to facilitate similar programmes in the labour sending areas. The Company is upgrading existing hostels and, where possible, converting hostels to family units. There are quarterly nutritional audits to ensure the standards of food provision to staff are maintained. The Company is currently identifying which of its providers qualifies as BEE providers. There will be preferential procurement from the BEE suppliers. Harmony has committed to setting up Supplier (Business) Development Centres in the various mining areas to assist BEE suppliers; and

•	Managing downscaling: Harmony reportedly complies with the DME’s SLP guidelines for downscaling. In support of these requirements, Harmony was the first mining company to sign an agreement with the National Union of Mineworkers on the company’s Social Plan Framework which will support the future forum requirements of the MPRDA. Aligned with this framework, a Social Plan Trust was established in 2003 with an initial contribution of ZAR15 million. There is an undertaking by the Company to contribute a further ZAR35 million over the next 10 years. The fund will be used to fund beneficiary projects in the mine community areas and labour sending areas.

11.4.2	Australian Operations and Papua New Guinea Operations

The Australian Operations have dedicated persons responsible for environmental planning and management. In the case of Mt.Magnet & Cue Mine and South Kalgoorlie Mine, the environmental manager reports to the General Manager. The Environmental Manager at Mt. Magnet & Cue Mine is also the Registered Mine Manager for Big Bell.

As the PNG operation is still under development, there is no dedicated environmental staff appointed.

11.5	Environmental Issues

The key environmental issues for Harmony’s Mining Assets are discussed below along with any associated liabilities (items for which a monetary value can be determined) and risks (items where levels of uncertainty are significant so that no monetary value can be applied).

11.5.1	Freegold Operations

•	Joint Metallurgical Scheme (“JMS”): The decontamination of the JMS presents a significant liability to the Freegold Operations associated with disturbed ground surrounding discontinued processing facilities. In particular the need to dispose of or store radioactive material collected during the final rehabilitation. Investigations to assess both levels of contamination and gold content of the waste rock underlying the JMS were initiated but had to stop due to NNR requirements. Once the SRMP has been completed, the opportunities for reprocessing will be known and the necessary procedural approvals from the NNR applied for. In the context of the existing total liability estimated for Freegold Operations this risk associated with the JMS is considered material;

•	Joel Mine TSF: At Joel Mine the location of the TDF, across a watercourse, represents a potential risk as it contravenes Regulation 704, however the mine has clean water diversion facilities in place upstream of the tailings dam and operates a pumping system downstream of the tailings dam by means of which seepage water is re-circulated into the water system for the processing plant;

•	Water pollution: Water pollution is a significant risk in the Dankbaar/Brakpan Complex area where farmers are being exposed to groundwater pollution. Currently Freegold Operations are trucking clean water to 26 affected farms at an operational cost of ZAR70k per month. Designs and costs for a pipe network to supply the farmers with clean water with the pipeline route having been determined and agreed to by the affected farmers. The capital cost estimate is ZAR3.2m with annual operational costs equalling 10% of the capital. To make provision for future operating costs two options are being considered: the trust fund options (subject to 40% tax) and a Section 21 company option (subject to 30% tax);

Financial modelling indicates that a ZAR60m capital investment will be needed to fund water supply for 50 years. Negotiations are underway with AngloGold, the previous owners, as to who is responsible for all or part of these costs. Harmony’s exposure to the full liability as the sales agreement with AngloGold caps Harmony’s liability at ZAR10m. A legal opinion in this regard is being sought by Harmony. Now that discharges are no longer being made, the Dankbaarpan will need to be remediated. A provision of ZAR83m has been included in the estimated liability. Further investigations will be required to determine the suitability of the quantum;

•	New discharge: AngloGold had a discharge permit for Dooringpan which has now expired. Harmony wishes to reinstate this discharge and have applied to DWAF for a water use licence. It is understood that DWAF requested further information with respect to consultation with other stakeholders and this is currently being addressed by consultants on behalf of the mine (operational cost of ZAR0.1m per annum);

•	Ground water contamination: Willow Valley Chicken, located east of Bambanani Mine and west of Saaiplaas Mine (Harmony Free State Operations) has complained about contamination of groundwater used by the farm. A contract agreement with the farmer is currently being drawn up to enable water storage and provision to be paid for by the mine for a set period of time (yet to be determined); and

•	St Helena Mine TSF: Some reclamation of the St Helena Mine TSF has been undertaken, resulting in the need for re-profiling and spill clean up. A provision of ZAR0.2m has been included in the total liability estimate.

11.5.2	WestWits Operations

•	Decant: Western Basin mine void decant water was recently discovered at Randfontein section discharging to the Tweelopies East Spruit. With DWAF, the mine and other role-players has established a technical working group in 2004 to look at the future management options of the decant. Management has converted nearby old uranium ponds for use as aerated sludge treatment facilities by adding lime. This system is currently being upgrade to include biological treatment which is currently an operational cost. Short term operational costs are likely to be covered by a supply agreement with Mogale Gold and therefore no liability has been included. Future long term options that are currently being determined include discharge to the Tweelopies West, thereby avoiding the Sterkfontein World Heritage Site or alternatively pumping to Rustenburg’s mining operations. Possible decant at No. 17 shaft has not yet materialised with the water level settling at approximately 4 metres below ground level. However, should recharge conditions change this risk may rematerialise;

•	Sinkholes: Sinkholes have formed in the vicinity of Cooke 4 Mine that have not been filled and may present a liability to the mine. The Company has a separate ZAR300m insurance policy underwritten by Lloyds of London in the event that a claim is made against the mine; however to date no material claims have been made. As specified in the EMPR a liability for backfilling has been included (ZAR0.5m);

•	Deelkraal process water dam: Radiation has been detected in the dam facility and the NNR requires the dam to be appropriately rehabilitated, however Harmony consider that the dam may have economic potential and as such can be reprocessed. The facility is included in the SRMP currently underway. Until such time as a commitment is made to reprocess the dam sediment will remain a liability in terms of NNR requirements (ZAR3m); and

•	Cooke 4 Mine dewatering: With effect from 10 June 2003, Placer Dome Western Areas Joint Venture (“PDWAJV”) took over pumping operations at Cooke 4 Mine. PDWAJV ceased pumping operations on 8 February 2005, after the installation of water plugs which are believed by PDWAJV to be sufficient in eliminating flooding of their working areas until its mineral reserves affected by water are depleted. Harmony, PDWAJV and DME will enter into discussion to jointly find a solution for water management issues in this area.

11.5.3	Target Operations

•	Soil and ground water contamination at Swartpan: The mine has historically discharged to Swartpan (adjacent to the tailings dam) and Voelpan. The farmer adjacent to Swartpan has historically been supplied with clean water as an operational cost due to contamination in the pan and associated with the tailings dam. Crops in this area do however appear to be coping adequately with the current ground water quality. Target Mine has recently completed western cut off trench around the tailings dam which drains to a 2 mega litre (Ml) HDPE lined dam adjacent to Swartpan. The collected water is pumped to a new clay lined 60Ml dam, which also receives runoff from the tailings dam. From the 60Ml dam, the water is pumped back to the process for reuse. As soon as these are fully operational (currently being commissioned), Swartpan will be rehabilitated by removing standing water, removing silt with gold content and allowing salts to precipitate out before these are also removed. Target Mine recognises that Voelpan will also need to be rehabilitated now that discharges are no longer being made. The final method of rehabilitation to remove salts has yet to be determined. Some provision has been made in the closure cost estimate but there is a risk that the estimated value is too low and that the farmer will have to continue to be supplied with clean water:

•	Acid rock drainage: It is likely that the TSF has a high acid mine drainage potential, which even if neutralised in situ will result in elevated sulphate levels being leached to ground water. It is planned to establish monitoring boreholes before the end of 2004 as part of the tailings dam operational cost along the western side of the dam to assess the success of the above remediation measures. Neighbouring farmers have reportedly given permission for their boreholes to be used as additional monitoring sites. Also included in the TSF operational budget is an irrigation system for grassing of the dam’s side slopes;

•	Contaminated footprints: A programme of surface rehabilitation was approved by the Target Mine EMP Steering Committee and significant work has been undertaken including removal of the gold plant, pyrite dump and other surface infrastructure. Additional work at the pyrite dump footprint is required as revegetation done previously has been unsuccessful probably due to high levels of remaining soil contamination and possibly ground water contamination. An audit was done by independent consultants which indicated that ZAR0.2m will be required to complete rehabilitation but Target Mine has estimated that an additional ZAR0.4m may be required. This amount has been included in the trust fund closure cost. Target Mine has requested these funds, from the Avgold trust fund, but it has not yet been approved. This is probably not sufficient to accurately identify liabilities and further work is recommended.

Monitoring boreholes around the pyrite footprint are required urgently to determine the extent of ground water contamination and it is suggested that a soil investigation with depth profiling be undertaken to determine how much additional material needs to be removed from the area. A provision of ZAR0.5m has been included in outstanding liabilities for this work;

•	Closure cost estimates: Future progressive rehabilitation plans include the hostel at No. 1 Shaft and the waste rock dumps at the shafts. The Target Plant, operational shafts and tailings dam will be left till end of life of mine. Accurate closure costs are currently not available and it is planned for these to be determined during 2005 in the same manner as Harmony’s other closure cost estimates. The update will need to ensure that rehabilitation costs associated with the pyrite dump footprint and the pans are adequately provide for;

•	Waste rock dumps: Target Mine has not yet initiated its planned rehabilitation work around the No. 3 Shaft rock dump which is located adjacent to the President Steyn operations. Some rock has been removed leaving the footprint to be rehabilitated. A wet area adjacent to the rock dump (known as Friccies slimes dam) has been rehabilitated. President Steyn appear to be dumping rock in a haphazard manner around the No. 3 Shaft rock dump, which could potentially impact on Harmony’s liabilities. The No. 1 Shaft waste rock dump is directly adjacent to Voelpan and appears to be located within the floodline of the pan. In addition, few of the waste rock dumps have any storm water containment facilities. This results in non-compliance with the requirements of Regulation 704 of the NWA. With the expected acid leach potential of the dumps, there is a risk that DWAF will require the dumps be moved or adequate storm water controls provided. However, it is understood that a Company wide assessment of all dumps and slime dams facilities (Surface Resources Mining Project or SRMP) is currently underway to determine the gold content and the possibility of reprocessing the waste. Should the dumps be reprocessed and the footprint adequately rehabilitated then storm water controls will not be necessary;

•	New developments: A new shaft is planned. This is currently at a prospecting stage and it is understood that an EMP has been submitted but is not yet approved; and

•	Radiation: A public hazard assessment study is required and a provision of ZAR0.3m has been included in outstanding liabilities for this.

Despite outstanding remedial work SRK considers there to be no significant short-term risks to Target Mine from issues that have been identified. There are some longer-term risks that extensive ground water remediation may have to be undertaken, for which the closure costing currently makes no provision. Once a comprehensive dataset on ground water quality has been obtained, the mine’s management should discuss with DWAF its policy on the need to contain or remove the contaminated ground water plume.

11.5.4	Harmony Free State Operations

Water management at Harmony Free State Operations is a complicated matter, due to the presence of several mining operations in the region and interrelationships between them. The geographical extent of water contamination is widespread and has been an area of investigation for several years. There are several risks associated with both surface and underground water management including dykes under tailings dams, storm water containment at waste rock dumps, flood protection etc.

•	Ground water contamination: From a groundwater perspective, the Unisel and De Kroon pollution plumes have been identified and present a liability to the respective operations. Preliminary investigations and monitoring to date indicate that the engineering options such as collection and interception barriers are minimising further movement of the contaminated water towards the Sand River. However, it is likely that clean water provision to the farmer below Video Evaporation Paddocks and pumping from the infiltration gallery at Unisel will need to continue for it is assumed at least 20 years (provision of ZAR10.4m);

•	Silting of dams: Water pollution control dams, in particular Dams B,C,D and Convent dams, have silted up resulting in reduced capacity and an increased risk of spillage to the Sand River. The desilting of Dam D is complete and the dam is ready for reuse as part of the process water control system. Plans are in place for desilting of Dam B and C to take place in 2005 and 2006, respectively, with the Convent Dams to be done after that (no formal plans yet in place). The material removed from the dams will be deposited back on 5B or an alternative tailings dam. In addition to desilting, silt traps are proposed to minimise future problems. Spills of calcine and tailings behind the Virginia gold plant will need to be handled in a similar manner and are not currently addressed. An outstanding provision of ZAR0.3m has been included.

•	Salt removal from dams: These dams, as well as the 70,000 Dam, Tweepan and Video Evaporation Paddocks are likely to have significant levels of residual salts at the end of the life of mine which will require rehabilitation. As with the Target Mine, the method of rehabilitation and the extent of salt removal required will need to be investigated and agreed with the authorities before an accurate liability can be determined. This poses a future risk; and

•	Improved water management: A number of improvements include diversions around tailings dams and improved flood protection is required. An outstanding provision of ZAR3.1m has been included.

11.5.5	Evander Operations

•	Ground water contamination: At the Evander Operations groundwater pollution has been detected in the vicinity of tailings facilities, however borehole analysis indicates that the pollution plume is not extensive;

•	Leeuwpan diversion: Diversion of clean water from Leeuwpan, which is Evander Operations’ evaporation facility, is required to achieve compliance with the NWA Regulation 407. A cut off trench is required to bring the management of the facility into compliance (ZAR3.8m). The current intention is to do this closer to mine closure, however it is recommended that this requirement be renegotiated as the possible benefits do not justify the cost;

•	Undermining by Sasol: Sasol have received approval of its EMP to mine above Evander’s underground operations. Concerns were raised that this could increase the risk of groundwater inflow into Evander’s workings and thereby increase pumping costs in the short term and risk of decant in the long term. A working group with Sasol, Harmony and DWAF has been established and hydrological investigations are underway. Harmony has indicated that they would like to claim the costs of the study from the trust fund but this has not yet been approved and therefore poses a liability (ZAR0.5m). In addition the current provision is considered limited; and

•	Return water dam capacity: Return water dams (Kariba Dams) at Evander Operations are located within 1:50 year floodlines however several do not comply with the requirement to accommodate a 1:50 year flood over and above their mean operating levels, which could result in pollution events exposing the operation to unprovisioned liabilities. It is understood that DWAF has not yet required Evander to increase its storage capacity but this is considered to be a significant future liability. Accurate costs will require engineering designs however a best estimate has been included (ZAR10m).

11.5.6	Orkney Operations

SRK has been informed that Harmony is indemnified against historical pollution problems as per the Sale Agreement with Vaal Reef Operations. Any liabilities are therefore limited to the physical constraint of the shaft surface areas.

In the Black Reef area Harmony may have some liability as a result of the exploration undertaken in the area and their acceptance of some responsibility by virtue of the submission and approval of the EMPR for prospecting. This could result in the need for further rehabilitation (possibly including measures for the treatment of contamination) and the need to flatten the slopes of excavations made during exploration. Much of this contamination is probably the result of the proximity of VRO Western Tailings complex near to the area, rather than the Orkney Operations.

11.5.7	Welkom Operations

•	Ground water contamination: Groundwater pollution has been identified at the Welkom TSF. AngloGold in its Sale Agreement indemnified the acquirer of the facility from pollution that occurred prior to the purchase date. Harmony as current owner is therefore actively maintaining an enlarged cut-off trench at the facility to reduce the potential of any further contamination thus limiting its liability; and

•	Dewatering of shafts: Discharge from the shafts at Welkom Operation is estimated at approximately 2.4Mlpd. The discharge water is handled as part of Freegold Operation’s overall water management system and any specific allocated liability is not therefore allocated to Welkom Operations.

11.5.8	Kalgold Operations

•	Vegetation of TSF: Initial vegetation attempts, as specified in the EMP have proved difficult on the tailings dam. Dry land revegetation has proved to be ineffective and further investigation of alternatives may be necessary. Although there are no significant receptors, there is a risk of having to implement alternative rehabilitation methods such as cladding, which will be more expensive. Renegotiations with authorities is recommended as current commitments cannot be met;

•	Ground water contamination: Monitoring programmes indicate that groundwater contamination is extending from the plant, heap leach pad, tailings dam, fines drains and return water dams toward the open-pit which currently contains the pollution. Monitoring is required to ensure that contamination does not extend beyond the pit at closure; and

•	River diversion: The river diversion at Kalgold mine pit is not in compliance with DWAF requirements. It is estimated that ZAR4.5m would be required to bring the diversion into compliance. The compliant diversion will be implemented on determining the extent of proposed underground operations, which will influence the final positioning of the diversion.

11.5.9	Australian Operations – Mt. Magnet & Cue Mine

•	Waste rock management: The standard of rehabilitation of modern waste rock dumps has generally been high. The majority of waste dumps have a high level of stability and are not subject of significant rilling or gullying largely attributable to the use of weathered laterite rock for final sheeting of waste dump surfaces. Design of waste rock dumps for more recent operations was altered to ensure dumps were water harvesting rather than water shedding. Revegetation programs have also been modified so that less focus is put on seeding with palatable species that attract goats;

•	Tailings management: The modern Hill 50 (Checker) TSF is comprised of three cells. Seepage is confined to Cell 3 although all cells have had reported seepage. Seepage has been collected from a series of recovery bores and toe drains installed around the perimeter of each cell. Elevated water levels in areas beneath and adjacent to the TSF have been observed to decrease over time once deposition ceases in each cell. No adverse environmental impacts have been reported as resulting from the seepage. Regulatory officials have been made aware of the seepage issue and have not requested any further action be taken. A three-celled modern TSF is present adjacent to the decommissioned Black Cat processing plant. The western cell was not completely filled prior to the plants decommissioning and was used by Hill 50 as a landfill site. The remaining cells have been capped and revegetated. Water quality monitoring highlighted a contaminated plume beneath the Black Cat TSF. Production bores installed have recovered a substantial portion of the contaminated plume. Water quality results have shown improvement as a greater proportion of the plume is recovered. It is anticipated that ground water quality will continue to improve as tailings continue to dry and seepage through the top surface is minimised by successful rehabilitation;

•	Historical exploration disturbance: Significant amounts of historic disturbance are present including an estimated 3,000 plus open mine shafts, tailings dumps, open pits, waste rock dumps,roads, processing facilities and associated mining infrastructure. Areas with historical significance have been identified and have been placed on the Mt Magnet Shire Council historical register. Where feasible, old tailings and low grade stockpiles are planned to be reprocessed as part of the life of mine plan. Inert waste rock may also be used to assist with rehabilitation of modern disturbances, i.e. capping of tailings storage TSFs, for rehabilitation of historic sites not required to be maintained has been included in the Closure Plan. Rehabilitation of historic sites is planned to be conducted opportunistically wherever possible so that costs are minimised by using machinery available in nearby open cut mining areas.

•	Closure: Detailed Closure Plans have been developed for the operation. The Closure Plan incorporates a cost estimate for achievement of individual components of the plan. Where possible, these cost estimates incorporate actual rehabilitation costs able to be extrapolated from current site-specific rehabilitation experience.

11.5.10	Australian Operations – South Kalgoorlie Mine

•	Waste rock management: The standard of rehabilitation undertaken on many waste dumps by previous operation owners has generally been low. Remedial work is thus required to meet the minimum standards for rehabilitation set by DoIR for bond reductions and eventual tenement relinquishment. Remedial works required generally involve improving the water management process on individual waste dumps to prevent erosion and to encourage vegetation establishment. Specific tasks required for individual historic areas have been identified and costed as part of the Closure Plan development. It is noted that changes in design of new waste dumps are appropriate and considered to result in successful long-term rehabilitation;

•	Tailings management: Walls of both the New Celebration and Jubille TSFs are greater than recommended 20° and subject to excessive erosion in parts. Upstream lifts constructed with tailings have not uniformly been covered with inert waste rock and rehabilitated. The need for remedial earthworks has been identified within the Closure Plan. High standing water levels and low pH have been detected through quarterly groundwater monitoring programs adjacent to the New Celebration TSF. Results of monitoring programs to date indicate that shallow seepage is occurring from the TSF and seepage has been managed through installation of a seepage interception trenches and recovery bores. Given the hyper saline and often acidic character of the underlying aquifers, it is not considered that the seepage has caused environmental harm to groundwater resources. Standing water levels have declined since the commencement of a new in pit TSF. Geochemical investigations predict that the tails will be neutral to alkaline in the long term. The upper levels were found to be PAF due to the higher sulphide ores from Mt Marion being processed at the time. The Jubilee TSF is located entirely on Location 48 and as such is not subject to the requirements of the Mining Act 1978, however it is subject to the requirements of the Environmental Protection Act 1986. Seepage issues have been apparent since commissioning of the TSF, particularly in the south-eastern area. This has been reported to regulatory officials and management plans developed to attempt to address the problem. Historically seepage has caused pollution of an ephemeral creek adjacent to the TSF and caused vegetation deaths. Seepage is managed with recovery bores. Review of regulatory inspection reports confirmed that regulatory officials do not have ongoing concerns about seepage from Jubilee TSF;

•	Historical exploration disturbance: A large number of exploration drill holes have not been capped and surrounding sumps, drill pads and tracks have not been rehabilitated. Harmony has in place an exploration audit and rehabilitation process to ensure accurate records are maintained of areas requiring rehabilitation and progress made towards achieving rehabilitation is documented. The outstanding rehabilitation work is anticipated to complete by the end of 2005;

•	Hydrocarbon management: Issues with poor hydrocarbon management have been identified by regulatory agencies during site inspections at the operation. Deficiencies are typically related to hydrocarbon storage and distribution infrastructure and wash down bays failing to meet environmental licence standards. It is noted however that a large proportion of the issues were associated with the New Celebration Mill, which has since been closed. Approximately A$50k has been spent on upgrading facilities that will continue to be used;

•	Closure: Detailed Closure Plans have been developed for the operation. The Closure Plan incorporates a cost estimate for achievement of individual components of the plan. Where possible, these cost estimates incorporate actual rehabilitation costs able to be extrapolated from current site-specific rehabilitation experience. Despite recognising the value of progressive rehabilitation, the Closure Plan does not include long-term schedules for completion of required works. It is noted that when Harmony acquired South Kalgoorlie Mine a comprehensive monitoring program was initiated to monitor the progress of rehabilitated landforms and it has only been recently that South Kalgoorlie Mine can make appropriate closure decisions on quantifiable and scientific basis. Short term schedules have been developed to identify when resources (capital, machinery, personnel) can best be utilised. An example of this would include the planned capping of New Celebration TSF with material obtained from a cutback of the Mooteroo open pit.A cutback of the Inclined Shaft open pit has also provided the opportunity to economically mitigate problems that have occurred on near by waste dumps as part of the project.

11.5.11	Australian Operations – Big Bell

•	Waste rock management: The potential for acid generation in waste rock from Big Bell open cut and underground was reportedly recognised early in the projects life. Management techniques were employed whereby waste rock containing more than one percent sulphide was placed in specific locations where it could be encapsulated with non acid forming (“NAF”) waste. Where practicable, NAF waste rock has being reclaimed from historic waste dumps to cap potentially acid forming (“PAF”) wastes such as historic tailings and the modern TSF. Waste rock was also used to construct abandonment bunds and protect permanent drainage structures. Waste rock dumps at Big Bell and Cuddingwarra have largely been rehabilitated, however the level of success between individual dumps is variable. The need for remedial earthworks to address poor water management and inadequate vegetation establishment has been recognised in the Closure Plan;

•	Tailings management: Big Bell has one modern TSF with two cells (North and South), which was constructed on a granite dome with pegmatite intrusions. Tailings generated at Big Bell have been identified as being PAF due to the high sulphide content of the Big Bell underground ore. Mobile antimony has been reported as being an issue of potential concern. Considerable seepage has been experienced from the TSF and regulatory officials have been closely involved in remedial actions and review of monitoring results. Capping of the north cell is now largely complete and it is anticipated that capping of the southern cell will be complete within two years. Five million tonnes of tailings were deposited historically at Big Bell until the 1950’s in an uncontained area. Cyclones in the 1960’s and 70’s have caused washing of some of this off the mining lease into an ephemeral drainage line with the affected area being about 340Ha. Geochemical testing has shown that these tailings are acid forming. About two million tonnes of historic tailings have been reprocessed. The remainder has now been capped as part of the site Closure Plan;

•	Historical exploration disturbance: Historic disturbance areas have been incorporated into the Closure Plan and rehabilitation activities have commenced for historical disturbances such as tailings, waste dumps and infrastructure; and

•	Closure: Detailed Closure Plans have been developed for the operation. The Closure Plan incorporates a cost estimate for achievement of individual components of the plan. Where possible, these cost estimates incorporate actual rehabilitation costs able to be extrapolated from current site-specific rehabilitation experience.

11.5.12	Papua New Guinea Operations

As outlined in the environmental impact statement for the project, the key environmental issues and associated risks are listed below.

•	Disposal of waste rock, especially the management of soft (incompetent) rock and/or potentially acid-forming material and any resulting acid rock drainage (“ARD”);

•	Erosion, runoff and sediment transport from areas disturbed by the project;

•	Sedimentation in downstream river channels and the risk, due to elevated bed levels, of increased flood frequency and/or impacts on small-scale, alluvial mining activity;

•	Structural integrity and geotechnical stability of the TSF;

•	Water management within the TSF in particular the management of excess water released from the TSF under all likely conditions (with particular emphasis on cyanide detoxification);

•	Direct utilisation of land and effects on existing land uses and forest resources;

•	Effects on terrestrial and aquatic flora and fauna of conservation significance;

•	Effects on downstream aquatic resource use (e.g. drinking water, fisheries), including uses associated with riparian areas; and

•	Rehabilitation of areas disturbed by the project and decommissioning of project facilities and infrastructure.

The primary objective of the environmental impact statement was to address these issues and provide sufficient information to allow the government to make a properly informed decision on the development of the project, accounting for its benefits and costs. A large number of investigations have been undertaken to support the EIS and provide additional baseline information on the biophysical environment, risks and management of the issue listed above. The preparation of detailed management plans is planned after a decision is made to proceed with the project and financing has been secured.

11.6	Liabilities and Risks

The more important area of risk remains the cost of remediation for contamination known to exist but as yet not fully understood in terms of technical detail and the ultimate stance of the regulators at the time of closure. Detailed closure plans (in addition to the existing closure costings) should therefore be developed and updated periodically during the life of the mine taking cognisance of better technical understanding, future land use requirements as agreed with stakeholders and regulatory opinion, as the mine approaches its end of economic life. Harmony has commissioned an independent company to redetermine the Groups closure restoration costs. The study has been completed for the Orkney region, whilst the Virginia study will be completed in March 2005.

Potential future requirements for water treatment during continued operations or following decommissioning is the single most material risk and the most technically and politically difficult to estimate. Whilst water treatment at the majority of the mining assets is not currently required, the potential for future requirements will be dependent upon:

•	The execution of more stringent future legislation and its application by the regulators which imposes more costly water management requirements; and

•	Tacit acceptance by various organisations of the concept of desalination and its increasing cost effectiveness as technology improves.

Actual requirements for post closure radiation protection in South Africa are difficult to determine owing to the lack of direction from the NNR with respect to existing and possible future legislative requirements. SRK’s interpretation is that, in practice, a risk based compromise will be found between strict idealistic standards and applied pragmatism.

The Trust Fund balance has been provided to SRK by the financial representative of the Companies as valid April 2004. The balance includes the 2004 annual provision. These estimates of environmental liability exclude any potential resale or salvage values, which may be realised during the rehabilitation process.

Based on the items identified within this Section and discussions with Harmony, SRK has estimated that the total Environmental Liability for the Mining Assets, as summarised in Table 11.1. The net difference between the total liability and the amount currently the various trust funds will be funded from future annual contributions (included in the total working cost projections).

Table 11.1 Mining Assets: Environmental Liability summary

Tax Entity	Total Liability (ZARm)	Trust Fund (ZARm)	Outstanding Liability (ZARm)	Closure Date (Year)
Freegold Tax Entity	698	583	115	2025
Joel Tax Entity	30	29	1	2011
West Wits Entity	297	238	59	2026
Target Tax Entity	44	27	17	2026
Harmony Free State Tax Entity	405	103	302	2023
Evander Tax Entity	184	58	126	2035
Orkney Tax Entity	24	20	4	2016
Welkom Tax Entity	30	25	5	2006
Kalgold Tax Entity	14	3	11	2007
Australian Tax Entity	121	43	78	2012
Papua New Guinea Tax Entity	47	0	47	2013

Total Option ‘A’	1,894	1,129	764

Evander Tax Entity (ex Projects)	129	58	71

Total Option ‘B’	1,839	1,129	710

11.7	Compliance with Equator Principles

Environmental documents for the South African Operations have been evaluated against the Equator Principles which are a voluntary set of guidelines developed by the signatory banks, including the International Finance Corporation (“IFC”). They are intended to assist in the management of social and environmental issues where signatory banks are providing funding. Reference can also made to IFC and World Bank Group (“WBG”) requirements for mining projects.

Environmental management at the Harmony South African Assets is generally undertaken in accordance with South African legislation, however, the Equator Principles provide a useful template on which to comment on environmental and social issues. The focus of this evaluation is on the process followed to identify and evaluate possible environmental and social impacts and how the management of these impacts will then be implemented. It should be noted that throughout this evaluation the use of the word environment relates to both biophysical and social environment. Social environment includes: labour issues, training and awareness (both staff and community), community involvement, local business development etc.

Table 11.2 Compliance with Equator Principles (South African Operations)

Basic Principle	Detail	Comment
EP1: Categorise the risk of a project based on the environmental and	Category A, B or C needs to be motivated and subsequent criteria addressed accordingly	Due to the potential pollution risks posed by gold mining as well as significant social impacts, it is likely that the majority of the mines would be social screening criteria of the IFC classed as A Category projects. Some of the smaller operations may be able to provide sufficient motivation to be classed as Category B.

EP2: For Category A & B projects, complete an environmental assessment (EA) which addresses key environmental and social issues		All the operations have approved EMPRs in terms of South African legislation.

EP3: The EA report has addressed:

Baseline environmental and social conditions Requirements of host country laws, regulations and applicable international treaties/ agreements Sustainable development & use of renewable natural resources Protection of human health, cultural properties and biodiversity

Use of dangerous substances

Major hazards

Occupational Health and Safety

Fire prevention and life safety

Socio-economic impacts

Land acquisition and land use

Involuntary resettlement

Impacts to indigenous people

Cumulative impacts of existing, proposed and anticipated future projects

Participation of affected parties

Consideration of feasible environmentally and socially preferable alternatives

Efficient production, delivery and use of energy

Pollution prevention and waste minimisation, pollution controls and solid and chemical waste management

The EMPRs vary in the extent of baseline work undertaken and in the quality of the impact assessments made based on these baselines. As many of the operations commenced operation 40 plus years ago, gaining a good understanding of the pre-mining baseline situation would be difficult. The majority of the issues listed here have been addressed to a greater or lessor degree and the following comments are made:

(1)    South African environmental legislation does not put as much emphasis on health and safety issues, however these requirements will generally be addressed elsewhere as part of the Mine Health and Safety Act requirements;

(2)    No involuntary settlement has been required;

(3)    Cumulative impacts have not been assessed historically (not required) but the new legislation does require this so any amendments would need to take these into account.

In summary, the impact assessment included in the EMPR are unlikely to be fully compliant with these requirements. However, with the new MPRDA requirements, it is likely that any future assessments would be more compliant

EP4: For Category A, and where applicable Category B, prepared an environmental management plan (EMP)	Must draw on the conclusions of the EA and address mitigation, action plans, monitoring, management of risks and implementation schedules	An EMP has been required by South African legislation for a number of years and all of Harmony’s operations have EMPs. These generally include objectives and management measures (actions) required to migitate identified impacts. Monitoring of dust and water quality is included. Few, if any of the EMPs have identified responsibilities, specified targets or due dates/frequencies. Harmony has indicated that a number of the EMPs need to be updated to ensure they accurately reflect the current operations. Generally, the current EMPs would not be considered compliant with the Equator Principal requirements but with the implementation of Harmony’s Risk Management System, the requirements are likely to be met in the future.

EP5: For Category A, and where applicable Category B, has carried out consultation with affected groups	Must be done in a structured and culturally appropriate way with both NGOs and indigenous peoples. The EA has been made available for review in a local language.	Documentation is produced in English as the technical language of preference in South Africa. Harmony participates in a number of environmental forums but has no other formal consultative structures in place. The new MPRDA Social and Labour Plan requirements will require Harmony to implement new systems to deal with community relations. Once fully implemented, the Equator Principles are likely to be met.

EP6: The borrower has covenanted to:	Comply with the EMP in the construction and operation of the project	Harmony has carried out internal reviews of its EMPs, identified non-compliances and made commitments to remedy these non-compliances.

	Provide regular reports on compliance with the EMP	The MPRDA requires a full EMP audit to be submitted to the DME every two years. In addition, Harmony is in the process of implementing a Global Reporting Initiative system for annual reports to stakeholders

	Decommission the facilities in accordance with an agreed decommissioning plan	The EMPRs contain some basic closure objectives, principles and measures. Harmony is in the process of developing detailed closure costs for all its operations. None of the operations have detailed closure management plans in place yet.

EP7:As necessary, appointed independent environmental expert to provide additional monitoring and reporting services		The majority of environmental work is done in house but consultants are used as and when necessary.

EP8: Where a borrower is not in compliance, the IFC/lender will engage the borrower to seek solutions		Not applicable.

EP9: Applies to projects with total capital >US$50 mil		Only applicable to Evander Rolspruit, Evander Poplar, and HVGP.

World Bank PPAH – Industry Specific Guidelines2		A detailed assessment with these requirements was not undertaken. It is unlikely that all operations would be compliant however, any non-compliances are not expected to be significant

12.	TECHNICAL-ECONOMIC PARAMETERS

12.1	Introduction

The following section includes discussion and comment on the technical-economic aspects of the LoM plans associated with the Mining Assets and Tax Entities. Specifically, comment is included on the basis of projections, production schedules, operating costs and capital expenditures. These have been compiled into TEPs on an annual basis to derive the revenue and cost inputs necessary to generate the FMs. Key aspects associated with the generation of the TEPs and their derivations are discussed.

In accordance with that stated in Section 1.0 of this CPR, the consolidated TEPs for Operating Option ‘A’, Option ‘B’ and Option ‘C’ are also presented.

12.2	Basis of the Technical-Economic Parameters

The valuation of the Tax Entities as presented in Section 14.0, has, inter alia, been based on the LoM plans, the resulting production profiles and associated revenue streams from gold sales, by-product credits, operating costs and capital expenditure profiles as provided to SRK by the Company, and reviewed and adjusted where appropriate by SRK. The generation of a LoM plan requires substantial technical input and detailed analysis and is critically dependent upon assumptions of the long-term commodity prices and sustained operating expenditure and the respective impact on cut-off grades, potential expansion and or reduction in the Mineral Resource and Mineral Reserve and the return on capital expenditure programmes.

The basis of forward projections of operating costs for mature mining operations are generally based on the previous financial year’s performance, with certain modifications for inflation, projected improvements in productivity and other cost-reduction initiatives. In the case of the South African and Australian Mining Assets all future costs are based on the historical operating results for the twelve-month period ended 30 June 2004, which have subsequently been inflated to establish fixed and variable activity based costs in 1 January 2005 money terms. For South African operations SRK has not used the operating results in respect of operating costs for 2005(H1) as this operating period was deemed to be non-representative due to the impact of the attempted widespread introduction of CONOPS. Should the operating results of 2005(H1) prevail then it is likely that the resulting valuation as included in this CPR will be negatively affected.

In respect of the PNG Mining Assets all inputs are based on the recently completed Feasibility Study, incorporating appropriate modifications deemed appropriate by SRK.

Where warranted, following its independent review and post discussions with the Company, SRK has adjusted the operating costs to account for future operating conditions (i.e. volume changes and tonnage contribution from various ore sources and mining methods) and taking cognisance of its view on any productivity initiatives as considered by the Company.

Unless otherwise stated, operating expenditures comprise:

•	Cash Cost Components: namely direct mining costs, direct processing costs, direct general and administration costs, by-product credits, consulting fees, management fees, transportation and realisation charges;

•	Total Cash Costs includes the incremental components, including royalties but excluding taxes paid. Royalties in this regard include the amount of 3% assumed to take effect in respect of South African gold mining operations on 1 January 2009;

•	Total Working Costs include the incremental components, including terminal separation liabilities, reclamation and mine closure costs (the net difference between the total environmental liability and the current trust fund provision) but excluding non-cash items such as depreciation and amortisation; and

•	Total Costs: the summation of total working costs, net movement in working capital and capital expenditure.

Additional costs required to reflect the assumed expenditures, as represented by the historical operating statistics in Section 2.0, are the projections of capital expenditures as given in Section 8.0 of this CPR. In addition to long-term capital projects, the LoM capital expenditure programmes generally include significant detail based on approved expenditure programmes (typically three years). Where warranted, SRK has made provision over and above these expenditures, specifically, for example, where no detail is available beyond this three-year period to cater for normal on-going capital expenditure requirements. In general capital provisioning over and above that classified as project capital is not provided for during 2005 and the projected last two operating periods of the LoM plan.

Environmental provisions have been included in the operating costs as they are confirmed as necessary contributions to the Environmental Trust Fund. Notwithstanding this approach the most likely scenario will result in expenditures from such provisions being expended on commencement of the closure programme. SRK considers that there are potential opportunities to realise salvage value on closure, although owing to the indeterminate nature of estimating such values these have been excluded from the LoM projections included herein.

12.3	Technical-Economic Parameters

The TEPs include:

•	Commodity sales profiles derived from all ore sources;

•	Mining, processing and overhead costs the total of which is termed Direct Costs;

•	By-product credits;

•	Royalty payments;

•	Environmental provisions;

•	Terminal benefits;

•	Net Movement in Working capital;

•	Capital expenditure; and

•	Total expenditures which include all expenditures as previously defined.

The TEPs are detailed in Table 12.1 through to Table 12.12 for each Tax Entity and Table 12.13 through to Table 12.15 for the Company and the three Operating options. All expenditures are stated in financial years and in 1 January 2005 money terms. In all cases the refining charges are included in the processing costs and have not been separately identified given their relatively minor contribution as a percentage of the total working costs.

In the case of the Australian Operations royalties are paid on the basis of payable gold being a percentage of gold recovered and the royalty being a percentage of the sales revenue associated with the payable gold.

Table 12.1 Freegold Tax Entity: technical-economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005(H2)	442	44	860.0	67.2	116.1	1,043	–1.6	0.0	2.8	0.0	–12.7	131.3	1,163.0
2006	934	93	1,769.2	138.4	223.5	2,131	–3.6	0.0	5.6	25.5	6.5	273.2	2,438.4
2007	852	85	1,722.3	106.7	293.3	2,122	–3.5	0.0	5.6	22.6	3.5	190.9	2,341.5
2008	901	90	1,735.2	106.7	269.7	2,112	–3.7	0.0	5.6	0.0	3.8	174.3	2,291.7
2009	921	92	1,761.2	106.7	273.6	2,141	–3.8	40.0	5.6	0.0	–12.6	105.0	2,275.8
2010	1,002	100	1,863.7	106.7	286.3	2,257	–4.1	86.9	5.6	0.0	–1.8	80.3	2,423.7
2011	1,031	103	1,910.7	106.7	293.7	2,311	–4.2	89.5	5.6	0.0	–1.6	80.0	2,480.4
2012	939	94	1,755.1	106.7	282.0	2,144	–3.8	81.5	5.6	52.0	–2.4	97.3	2,373.9
2013	814	81	1,493.6	106.7	224.1	1,824	–3.3	70.7	5.6	0.0	2.7	100.1	2,000.3
2014	717	72	1,240.8	106.7	187.9	1,535	–2.9	62.2	5.6	143.6	4.1	98.5	1,846.6
2015	710	71	1,227.3	106.7	188.4	1,522	–2.9	61.6	5.6	0.0	–0.6	92.9	1,679.0
2016	707	71	1,215.5	106.7	188.6	1,511	–2.9	61.4	5.6	0.0	2.8	50.2	1,627.9
2017	648	65	1,121.6	106.7	162.9	1,391	–2.6	56.2	5.6	32.7	–0.1	50.1	1,533.1
2018	636	64	1,095.0	91.2	163.4	1,350	–2.6	55.2	5.6	0.0	2.9	15.5	1,426.2
2019	598	60	1,022.9	60.2	161.1	1,244	–2.4	51.9	5.6	5.9	1.4	11.5	1,318.3
2020	254	25	400.6	28.2	80.4	509	–1.0	22.0	5.6	149.9	5.9	10.8	702.4
2021	254	25	403.6	28.1	81.0	513	–1.0	22.0	5.6	0.0	–0.4	10.8	549.7
2022	254	25	415.0	28.2	83.3	526	–1.0	22.0	5.6	0.0	–1.7	21.8	573.1
2023	254	25	419.5	28.2	84.2	532	–1.0	22.0	5.6	0.0	–0.5	21.3	579.2
2024	254	25	419.4	28.1	84.2	532	–1.0	22.0	5.6	0.0	–0.3	21.2	579.3
2025	254	25	326.8	28.2	84.2	439	–1.0	22.0	5.6	0.0	3.8	18.3	487.9
2026	48	5	23.6	19.9	6.2	50	–0.2	4.2	0.4	99.1	2.6	1.3	157.0

Total	13,424	1,342	24,202.6	1,719.7	3,818.1	29,740.5	–54.4	853.6	115.2	531.3	5.4	1,656.6	32,848.2

Table 12.2 Joel Tax Entity: technical-economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005(H2)	42	4	94.4	16.1	13.8	124	–0.2	0.0	0.1	0.0	0.9	4.8	130.0
2006	77	8	170.2	29.7	26.4	226	–0.3	0.0	0.1	0.0	0.8	8.7	235.5
2007	75	8	167.3	29.5	26.4	223	–0.3	0.0	0.1	0.1	0.2	9.3	232.6
2008	76	8	168.0	29.5	26.4	224	–0.3	0.0	0.1	0.0	–0.2	8.6	232.1
2009	75	7	166.0	29.4	26.4	222	–0.3	3.2	0.1	0.2	–1.6	8.5	232.0
2010	74	7	164.4	29.4	26.4	220	–0.3	6.4	0.1	0.0	–0.5	8.4	234.3
2011	71	7	160.1	29.2	26.4	216	–0.3	6.2	0.1	0.7	0.5	0.0	222.9
2012	14	1	18.2	7.2	3.0	28	–0.1	1.2	0.0	24.6	3.8	0.0	57.9

Total	505	50	1,108.7	199.9	175.0	1,483.7	–2.0	17.0	0.9	25.6	4.0	48.3	1,577.4

Table 12.3 West Wits Tax Entity: technical-economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005(H2)	354	35	702.7	79.0	110.4	892	–1.3	0.0	1.4	0.0	–11.2	128.2	1,009.2
2006	795	79	1,500.2	163.3	218.8	1,882	–3.1	0.0	2.8	0.0	3.2	304.1	2,189.4
2007	928	93	1,597.6	168.8	218.8	1,985	–3.8	0.0	2.8	0.0	16.0	257.1	2,257.3
2008	1,000	100	1,623.0	171.6	232.2	2,027	–4.1	0.0	2.8	0.0	6.9	212.2	2,244.6
2009	1,139	114	1,788.1	176.6	246.6	2,211	–4.6	49.4	2.8	0.0	–16.4	210.0	2,452.6
2010	1,082	108	1,630.6	165.5	206.2	2,002	–4.4	93.9	2.8	30.2	0.9	190.2	2,315.9
2011	1,035	103	1,503.1	155.2	195.5	1,854	–4.2	89.8	2.8	0.0	4.8	156.7	2,103.7
2012	1,017	102	1,449.8	157.7	197.0	1,805	–4.1	88.3	2.8	19.8	6.2	86.1	2,003.5
2013	996	100	1,442.0	118.0	195.4	1,755	–4.1	86.4	2.8	3.0	0.9	75.1	1,919.6
2014	993	99	1,451.6	118.4	195.7	1,766	–4.0	86.2	2.8	0.9	–0.3	64.2	1,915.4
2015	967	97	1,460.7	115.8	192.5	1,769	–3.9	84.0	2.8	0.0	–2.0	59.0	1,909.0
2016	846	85	1,301.7	107.9	154.8	1,564	–3.5	73.4	2.8	45.5	–0.7	59.8	1,741.7
2017	773	77	1,239.4	103.4	147.1	1,490	–3.2	67.1	2.8	33.7	–3.1	59.9	1,647.0
2018	600	60	999.5	93.0	133.9	1,226	–2.4	52.1	2.8	65.7	–3.0	66.1	1,407.5
2019	493	49	800.3	86.7	125.2	1,012	–2.0	42.8	2.8	34.3	1.4	57.8	1,149.3
2020	439	44	725.4	83.5	126.4	935	–1.8	38.1	2.8	14.8	0.6	36.1	1,026.0
2021	428	43	690.0	82.7	127.3	900	–1.7	37.2	2.8	2.6	1.0	25.5	967.4
2022	361	36	513.7	80.3	99.4	693	–1.5	31.3	2.8	38.8	3.6	22.1	790.6
2023	222	22	371.1	33.4	79.5	484	–0.9	19.2	2.8	42.2	–1.2	18.8	564.8
2024	175	18	293.1	30.6	79.5	403	–0.7	15.2	2.8	12.7	0.0	15.5	448.7
2025	128	13	201.7	27.7	79.5	309	–0.5	11.1	2.8	12.7	1.5	0.0	336.5
2026	107	11	130.1	33.0	51.3	214	–0.4	9.3	1.8	37.6	4.1	0.0	266.8

Total	14,878	1,488	23,415.5	2,352.0	3,413.2	29,180.8	–60.4	974.7	58.6	394.5	13.5	2,104.7	32,666.4

Table 12.4 Target Tax Entity: technical-economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005(H2)	127	13	157.7	25.2	45.4	228	–0.5	0.0	0.4	0.0	–2.4	27.9	253.8
2006	239	24	314.7	50.4	90.7	456	–0.9	0.0	0.8	0.0	0.5	54.5	510.6
2007	270	27	325.0	50.4	90.7	466	–1.1	0.0	0.8	0.0	5.1	40.3	511.4
2008	318	32	319.7	50.4	90.7	461	–1.3	0.0	0.8	0.0	5.9	21.5	487.7
2009	321	32	338.9	50.4	90.7	480	–1.3	13.9	0.8	0.0	–6.3	19.8	507.0
2010	277	28	316.9	50.4	90.7	458	–1.1	24.0	0.8	0.0	–3.2	18.9	497.5
2011	265	26	321.5	50.4	90.7	463	–1.1	23.0	0.8	0.0	–1.1	19.1	503.3
2012	260	26	323.5	50.4	90.7	465	–1.1	22.5	0.8	0.0	–0.6	19.2	505.5
2013	252	25	329.6	50.4	90.7	471	–1.0	21.8	0.8	0.0	–1.0	19.4	510.8
2014	263	26	351.9	50.4	90.7	493	–1.1	22.8	0.8	0.0	–6.0	88.9	598.5
2015	280	28	349.2	50.4	90.7	490	–1.1	24.3	0.8	0.0	2.2	72.2	588.8
2016	263	26	355.9	50.4	90.7	497	–1.1	22.8	0.8	0.0	–1.5	68.7	586.7
2017	247	25	345.8	50.4	90.7	487	–1.0	21.5	0.8	0.0	3.5	13.5	525.2
2018	201	20	357.3	50.4	90.7	498	–0.8	17.4	0.8	0.0	–4.0	12.5	524.3
2019	232	23	327.7	50.4	90.7	469	–0.9	20.2	0.8	0.0	2.2	23.7	514.8
2020	182	18	317.3	50.4	90.7	458	–0.7	15.8	0.8	0.0	–3.5	25.0	495.8
2021	181	18	317.3	50.4	90.7	458	–0.7	15.8	0.8	0.0	0.0	18.9	493.2
2022	257	26	317.3	50.4	90.7	458	–1.0	22.3	0.8	0.0	5.0	18.9	504.5
2023	172	17	159.4	25.7	90.7	276	–0.7	14.9	0.8	4.5	2.2	11.3	308.9
2024	10	1	13.6	2.9	26.5	43	0.0	0.9	0.8	7.5	–1.0	1.7	52.8
2025	18	2	21.5	4.2	20.7	46	–0.1	1.5	0.8	0.1	0.3	1.9	51.0
2026	48	5	72.6	12.2	28.3	113	–0.2	4.2	0.8	0.1	–0.9	4.6	121.8
2027	20	2	23.6	8.1	15.9	48	–0.1	1.8	0.3	6.1	1.7	0.0	57.4

Total	4,703	470	6,077.9	935.7	1,769.9	8,783.5	–19.1	311.4	17.5	18.3	–2.7	602.4	9,711.3

Table 12.5 Harmony Free State Tax Entity: technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005(H2)	272	27	658.4	44.9	83.8	787	–1.0	0.0	8.0	0.0	–1.4	38.9	831.6
2006	577	58	1,350.8	89.6	165.0	1,605	–2.2	0.0	16.0	0.0	4.2	79.8	1,703.2
2007	539	54	1,248.6	86.4	154.9	1,490	–2.2	0.0	16.0	7.1	4.1	72.7	1,587.6
2008	504	50	1,154.6	83.2	140.5	1,378	–2.1	0.0	16.0	37.1	0.9	55.0	1,485.4
2009	502	50	1,141.5	82.8	140.1	1,364	–2.0	21.8	16.0	0.0	–10.2	54.8	1,444.8
2010	390	39	908.1	68.1	105.2	1,081	–1.6	33.9	16.0	52.8	0.9	54.8	1,238.2
2011	390	39	908.1	68.1	105.2	1,081	–1.6	33.9	16.0	0.0	–1.2	54.8	1,183.4
2012	390	39	900.3	67.7	105.2	1,073	–1.6	33.8	16.0	0.0	–0.8	54.5	1,175.2
2013	362	36	846.6	65.3	105.2	1,017	–1.5	31.4	16.0	0.0	–0.8	54.4	1,116.7
2014	346	35	797.4	63.8	103.1	964	–1.4	30.0	16.0	19.4	–0.1	54.4	1,082.6
2015	345	34	802.2	64.0	103.1	969	–1.4	29.9	16.0	0.0	–1.4	54.6	1,067.0
2016	347	35	817.7	64.7	103.1	986	–1.4	30.1	16.0	0.0	–1.7	55.3	1,083.9
2017	344	34	804.6	64.1	103.1	972	–1.4	29.9	16.0	0.0	–0.4	49.8	1,065.7
2018	221	22	543.1	48.4	103.1	695	–0.9	19.2	16.0	54.5	2.6	40.3	826.3
2019	179	18	413.8	43.6	84.7	542	–0.7	15.6	16.0	2.6	5.3	6.3	587.1
2020	86	9	179.2	41.7	34.2	255	–0.4	7.5	16.0	70.1	5.0	5.3	358.7
2021	49	5	136.7	22.2	18.2	177	–0.2	4.3	16.0	18.9	0.3	5.3	221.6
2022	49	5	136.7	22.2	18.2	177	–0.2	4.3	16.0	0.0	–0.3	5.3	202.1
2023	49	5	122.7	22.2	18.2	163	–0.2	4.3	16.0	0.0	0.7	0.0	183.9
2024	23	2	42.3	11.5	6.5	60	–0.1	2.0	5.7	26.3	5.5	0.0	99.7

Total	5,963	596	13,913.6	1,124.5	1,800.7	16,838.8	–24.1	331.7	302.1	288.7	11.2	796.0	18,544.4

Table 12.6 Evander Tax Entity (Option ‘A’): technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005(H2)	152	15	355.2	28.5	45.2	429	–0.5	0.0	2.1	0.0	–3.1	27.9	455.2
2006	298	30	697.8	56.6	89.9	844	–1.2	0.0	4.2	2.1	–0.1	76.0	925.4
2007	291	29	677.6	56.1	89.9	824	–1.2	0.0	4.2	2.9	–64.8	880.0	1,644.7
2008	282	28	653.7	53.6	89.9	797	–1.2	0.0	4.2	4.1	–8.8	939.5	1,735.0
2009	281	28	652.9	53.5	89.9	796	–1.1	12.2	4.2	0.2	16.6	618.9	1,447.2
2010	283	28	651.9	53.5	89.9	795	–1.2	24.5	4.2	0.0	7.9	474.9	1,305.7
2011	296	30	694.3	91.3	110.0	896	–1.2	25.7	4.2	0.0	–15.3	590.2	1,499.2
2012	438	44	782.9	95.2	110.7	989	–1.8	38.0	4.2	0.0	8.3	528.5	1,566.0
2013	502	50	744.1	87.3	85.3	917	–2.0	43.5	4.2	0.0	–2.0	612.0	1,572.5
2014	462	46	700.5	83.7	77.4	862	–1.9	40.1	4.2	15.5	–0.9	585.5	1,504.1
2015	462	46	747.5	121.3	106.3	975	–1.9	40.1	4.2	0.0	–35.8	932.5	1,914.2
2016	617	62	1,012.8	128.8	109.9	1,251	–2.5	53.5	4.2	0.0	–12.3	1,027.8	2,322.2
2017	720	72	1,154.7	133.2	110.3	1,398	–2.9	62.5	4.2	0.0	24.7	684.9	2,171.5
2018	782	78	1,200.6	135.2	109.5	1,445	–3.2	67.9	4.2	0.0	38.5	208.4	1,761.1
2019	800	80	1,254.5	135.8	108.3	1,499	–3.3	69.4	4.2	0.0	1.1	169.6	1,739.8
2020	737	74	1,142.1	129.8	85.3	1,357	–3.0	64.0	4.2	19.7	7.0	91.1	1,540.1
2021	710	71	1,100.9	126.7	86.8	1,314	–2.9	61.6	4.2	0.0	0.2	78.6	1,456.1
2022	649	65	1,043.5	128.8	85.7	1,258	–2.6	56.3	4.2	26.3	–1.3	63.6	1,404.5
2023	612	61	961.0	102.6	86.3	1,150	–2.5	53.1	4.2	24.2	2.6	47.6	1,279.2
2024	596	60	901.9	94.7	86.1	1,083	–2.4	51.7	4.2	15.1	1.6	43.4	1,196.3
2025	588	59	902.9	92.4	86.5	1,082	–2.4	51.0	4.2	4.0	–0.6	39.9	1,177.8
2026	563	56	845.7	78.8	65.6	990	–2.3	48.8	4.2	0.0	1.6	41.2	1,083.5
2027	574	57	838.3	78.6	62.9	980	–2.3	49.9	4.2	30.7	3.5	11.0	1,076.7
2028	528	53	797.8	76.5	61.9	936	–2.2	45.8	4.2	0.0	–3.3	32.1	1,012.8
2029	492	49	713.1	74.7	61.3	849	–2.0	42.7	4.2	28.6	2.6	11.0	936.3
2030	491	49	672.7	74.6	59.8	807	–2.0	42.6	4.2	0.0	1.6	11.0	864.6
2031	374	37	482.0	52.9	48.7	584	–1.5	32.5	4.2	0.0	1.0	11.0	630.8
2032	80	8	180.6	18.0	30.9	229	–0.3	6.9	4.2	146.3	–6.1	11.0	391.5
2033	80	8	180.2	18.0	31.1	229	–0.3	7.0	4.2	0.0	0.7	0.0	240.7
2034	54	5	105.0	12.7	27.2	145	–0.2	4.7	4.2	12.7	1.5	0.0	167.8
2035	51	5	43.4	19.0	11.8	74	–0.2	4.4	2.3	29.1	2.8	0.0	112.5

Total	13,845	1,385	22,892.1	2,492.5	2,400.1	27,784.7	–56.3	1,100.7	125.8	361.5	–30.6	8,849.3	38,135.1

Table 12.7 Evander Tax Entity (Option ‘B’): technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005(H2)	152	15	355.2	28.5	45.2	429	–0.5	0.0	1.2	0.0	–2.9	27.9	454.6
2006	298	30	697.8	56.6	89.9	844	–1.2	0.0	2.4	2.1	–0.1	76.0	923.6
2007	291	29	677.6	56.1	89.9	824	–1.2	0.0	2.4	2.9	1.3	76.0	905.0
2008	282	28	653.7	53.6	89.9	797	–1.2	0.0	2.4	4.1	0.7	56.8	859.9
2009	281	28	652.9	53.5	89.9	796	–1.1	12.2	2.4	0.2	–5.6	51.0	855.3
2010	283	28	651.9	53.5	89.9	795	–1.2	24.5	2.4	0.0	–1.7	51.0	870.4
2011	285	28	615.6	53.6	89.9	759	–1.2	24.7	2.4	0.0	2.8	26.7	814.5
2012	276	28	580.7	51.5	88.4	721	–1.1	23.9	2.4	3.1	0.8	21.0	770.7
2013	192	19	406.6	37.0	61.9	505	–0.8	16.7	2.4	31.8	2.4	21.0	578.9
2014	163	16	348.5	32.6	53.9	435	–0.7	14.2	2.4	23.1	0.4	21.8	496.0
2015	163	16	345.0	32.5	53.9	431	–0.7	14.1	2.4	0.0	–0.2	21.0	468.0
2016	158	16	339.9	31.5	55.2	427	–0.6	13.7	2.4	2.2	–0.6	21.0	464.7
2017	149	15	318.5	29.8	55.2	403	–0.6	12.9	2.4	3.9	–0.2	21.8	443.6
2018	141	14	306.0	28.5	55.2	390	–0.6	12.2	2.4	3.5	–0.3	21.0	427.8
2019	138	14	300.9	28.0	54.0	383	–0.6	12.0	2.4	0.0	0.5	11.0	408.1
2020	85	8	192.1	18.8	31.1	242	–0.3	7.3	2.4	24.1	1.8	11.0	288.2
2021	85	8	192.1	18.8	31.1	242	–0.3	7.3	2.4	0.0	–0.3	11.0	262.0
2022	85	8	192.1	18.8	31.1	242	–0.3	7.3	2.4	0.0	–0.3	11.0	262.0
2023	85	8	192.1	18.8	31.1	242	–0.3	7.3	2.4	0.0	–0.3	11.0	262.0
2024	85	8	192.1	18.8	31.1	242	–0.3	7.3	2.4	0.0	–0.2	11.0	262.0
2025	85	8	192.1	18.8	31.1	242	–0.3	7.3	2.4	0.0	–0.3	11.0	262.0
2026	80	8	180.8	18.0	30.6	229	–0.3	7.0	2.4	2.2	–0.1	11.0	251.5
2027	80	8	180.8	18.0	30.6	229	–0.3	7.0	2.4	0.0	–0.3	11.0	249.2
2028	80	8	180.9	18.0	30.6	229	–0.3	6.9	2.4	0.0	–0.2	11.0	249.2
2029	80	8	181.3	18.0	30.3	230	–0.3	6.9	2.4	0.0	–0.3	11.0	249.3
2030	80	8	181.5	18.0	30.1	230	–0.3	6.9	2.4	0.0	–0.3	11.0	249.4
2031	80	8	181.3	18.0	30.3	230	–0.3	6.9	2.4	0.0	–0.2	11.0	249.3
2032	80	8	180.6	18.0	30.9	229	–0.3	6.9	2.4	0.0	–0.2	11.0	249.2
2033	80	8	180.2	18.0	31.1	229	–0.3	7.0	2.4	0.0	0.7	0.0	238.9
2034	54	5	105.0	12.7	27.2	145	–0.2	4.7	2.4	12.7	1.5	0.0	166.0
2035	51	5	43.4	19.0	11.8	74	–0.2	4.4	1.3	29.1	2.5	0.0	111.3

Total	4,502	450	9,998.7	914.9	1,532.0	12,445.6	–18.2	289.8	71.3	144.9	1.0	667.9	13,602.3

Table 12.8 Orkney Tax Entity: technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005	91	9	175.6	8.4	54.8	239	–0.3	0.0	0.2	0.0	0.7	4.6	244.0
2006	198	20	364.7	17.9	109.5	492	–0.8	0.0	0.4	0.0	1.9	9.6	503.2
2007	198	20	353.0	17.6	108.5	479	–0.8	0.0	0.4	0.0	1.6	9.3	489.5
2008	198	20	353.0	17.6	108.5	479	–0.8	0.0	0.4	0.0	–0.5	9.3	487.5
2009	197	20	348.2	17.4	108.5	474	–0.8	8.6	0.4	0.0	–3.3	4.1	482.9
2010	166	17	282.1	14.5	95.8	392	–0.7	14.4	0.4	0.0	0.2	4.1	410.8
2011	85	8	141.3	8.6	70.0	220	–0.3	7.4	0.4	25.4	1.2	4.1	258.0
2012	85	8	141.3	8.6	70.0	220	–0.3	7.4	0.4	0.0	–0.2	4.1	231.2
2013	85	8	138.3	8.4	69.6	216	–0.3	7.4	0.4	0.0	0.0	4.1	227.6
2014	85	8	127.0	8.4	63.3	199	–0.3	7.4	0.4	0.0	0.6	3.7	210.4
2015	85	8	121.6	8.4	63.3	193	–0.3	7.4	0.4	0.0	0.4	0.0	201.0
2016	43	4	61.2	4.3	32.4	98	–0.2	3.7	0.2	18.9	2.0	0.0	122.5

Total	1,514	151	2,607.2	139.9	954.3	3,701.4	–6.1	63.4	3.9	44.2	4.7	57.0	3,868.6

Table 12.9 Welkom Tax Entity: technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005	0	0	21.4	0.0	0.0	21	0.0	0.0	1.6	0.0	0.4	0.0	23.4
2006	0	0	1.8	0.0	0.0	2	0.0	0.0	3.2	7.9	2.2	0.0	15.2

Total	0	0	23.2	0.0	0.0	23.2	0.0	0.0	4.9	7.9	2.7	0.0	38.6

Table 12.10 Kalgold Tax Entity: technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005	42	4	67.9	46.5	0.2	115	–0.2	0.0	2.0	0.0	0.9	2.2	119.5
2006	91	9	128.5	96.6	0.4	225	–0.4	0.0	4.0	0.0	1.2	4.3	234.7
2007	91	9	127.6	96.6	1.3	225	–0.4	0.0	4.0	0.0	0.8	0.0	229.9
2008	29	3	31.0	30.5	0.4	62	–0.1	0.0	1.2	3.6	1.3	0.0	67.9

Total	254	25	355.0	270.2	2.3	627.4	–1.0	0.0	11.3	3.6	4.2	6.4	652.0

Table 12.11 Australian Tax Entity: technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (A$m)	Processing (A$m)	Overheads (A$m)	Direct Costs (A$m)	By-Product Credits (A$m)	Royalty (A$m)	Environmental (A$m)	Terminal Benefits (A$m)	Working Capital (A$m)	Capital Expenditure (A$m)	Total Expenditure (A$m)
2005	184	0	61.4	22.1	1.2	85	–0.1	3.1	2.2	0.0	–6.4	9.9	93.3
2006	344	0	113.1	35.2	2.4	151	–0.3	5.6	4.1	0.0	1.9	13.0	175.0
2007	297	0	99.8	35.2	2.4	137	–0.2	5.0	3.7	0.0	0.8	9.9	156.5
2008	219	0	72.9	30.3	1.8	105	–0.2	3.6	2.1	0.0	2.3	7.6	120.4
2009	185	0	60.2	19.4	1.2	81	–0.2	2.8	1.3	0.0	1.6	10.0	96.4
2010	182	0	47.5	19.4	1.2	68	–0.2	2.9	1.3	0.0	1.1	9.1	82.2
2011	154	0	32.4	19.4	1.2	53	–0.1	2.5	1.1	0.0	1.3	5.3	63.0
2012	130	0	30.1	13.0	0.0	43	–0.1	2.1	0.9	0.0	3.9	0.7	50.7

Total	1,696	0	517.5	193.8	11.4	722.7	–1.4	27.6	16.7	0.0	6.5	65.5	837.5

Table 12.12 Papua New Guinea Tax Entity: technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (A$m)	Processing (A$m)	Overheads (A$m)	Direct Costs (A$m)	By-Product Credits (A$m)	Royalty (A$m)	Environmental (A$m)	Terminal Benefits (A$m)	Working Capital (A$m)	Capital Expenditure (A$m)	Total Expenditure (A$m)
2005	0	0	0.0	0.0	0.0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2006	0	0	0.0	0.0	0.0	0	0.0	0.0	0.0	0.0	0.0	201.1	201.1
2007	242	448	26.0	29.4	10.0	65	–3.4	2.8	1.3	0.0	6.8	69.2	142.0
2008	310	3,137	54.5	39.0	11.7	105	–24.1	3.9	1.7	0.0	2.3	5.4	94.3
2009	299	4,488	58.3	37.4	11.7	107	–34.5	6.7	1.6	0.0	–0.2	2.9	83.8
2010	302	5,379	60.7	37.5	11.7	110	–41.3	7.5	1.6	0.0	–0.3	2.9	80.4
2011	333	4,468	59.9	37.6	11.7	109	–34.3	8.4	1.8	0.0	0.0	2.9	87.9
2012	289	5,864	61.8	40.0	11.7	113	–45.0	10.5	1.5	0.0	–0.9	3.1	82.6
2013	99	1,724	7.2	13.0	4.3	24	–13.2	5.8	0.5	0.0	7.3	0.6	25.4

Total	1,875	25,509	328.3	233.9	72.7	634.9	–195.9	45.4	10.0	0.0	15.0	288.1	797.5

Table 12.13 Harmony (Option ‘A’): technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005	1,707	152	3,379.2	418.5	475.1	4,273	–6.2	14.2	28.9	0.0	–57.5	411.6	4,664.0
2006	3,553	321	6,824.4	806.3	935.5	8,566	–13.8	26.3	56.3	35.5	29.5	1,807.2	10,507.1
2007	3,784	772	6,805.1	912.7	1,041.6	8,759	–30.4	35.9	57.0	32.7	1.9	1,828.0	10,684.6
2008	3,838	3,467	6,631.6	866.1	1,021.0	8,519	–126.5	34.7	48.5	44.8	30.6	1,480.7	10,031.5
2009	3,920	4,832	6,748.6	781.3	1,035.8	8,566	–175.2	193.2	43.3	0.4	–27.4	1,081.2	9,681.2
2010	3,757	5,706	6,321.3	753.2	960.6	8,035	–206.4	332.1	43.3	83.0	8.2	887.6	9,183.0
2011	3,660	4,786	6,068.7	774.8	951.5	7,795	–173.4	325.8	43.2	26.0	–6.4	943.4	8,953.7
2012	3,561	6,178	5,798.9	740.0	913.1	7,452	–223.1	331.7	41.2	96.4	28.5	807.3	8,534.0
2013	3,109	2,025	5,027.5	496.6	790.3	6,314	–73.9	288.1	32.2	3.0	33.7	868.0	7,465.5
2014	2,866	287	4,669.2	431.5	718.1	5,819	–11.7	248.7	29.7	179.4	–2.6	895.2	7,157.5
2015	2,849	285	4,708.5	466.7	744.4	5,920	–11.6	247.2	29.7	0.0	–37.1	1,211.2	7,359.0
2016	2,822	282	4,764.8	462.8	679.6	5,907	–11.5	244.9	29.6	64.4	–11.3	1,261.8	7,485.0
2017	2,733	273	4,666.0	457.8	614.1	5,738	–11.1	237.2	29.4	66.4	24.6	858.1	6,942.5
2018	2,440	244	4,195.4	418.3	600.6	5,214	–10.0	211.8	29.4	120.1	37.0	342.8	5,945.5
2019	2,304	230	3,819.4	376.7	570.0	4,766	–9.4	199.9	29.4	42.8	11.5	268.9	5,309.3
2020	1,699	170	2,764.7	333.5	417.1	3,515	–6.9	147.5	29.4	254.5	15.0	168.2	4,123.1
2021	1,623	162	2,648.6	310.2	403.9	3,363	–6.6	140.8	29.4	21.5	1.1	139.0	3,687.9
2022	1,570	157	2,426.3	309.9	377.3	3,113	–6.4	136.2	29.4	65.2	5.3	131.8	3,474.8
2023	1,309	131	2,033.8	212.0	358.8	2,605	–5.3	113.6	29.4	70.9	3.8	99.0	2,915.9
2024	1,058	106	1,670.3	167.9	282.8	2,121	–4.3	91.8	19.1	61.5	5.8	81.9	2,376.8
2025	987	99	1,453.0	152.4	270.9	1,876	–4.0	85.7	13.4	16.8	5.1	60.0	2,053.2
2026	766	77	1,072.1	143.8	151.4	1,367	–3.1	66.4	7.2	136.8	7.4	47.1	1,629.1
2027	595	59	861.9	86.7	78.8	1,027	–2.4	51.6	4.4	36.8	5.2	11.0	1,134.1
2028	528	53	797.8	76.5	61.9	936	–2.2	45.8	4.2	0.0	–3.3	32.1	1,012.8
2029	492	49	713.1	74.7	61.3	849	–2.0	42.7	4.2	28.6	2.6	11.0	936.3
2030	491	49	672.7	74.6	59.8	807	–2.0	42.6	4.2	0.0	1.6	11.0	864.6
2031	374	37	482.0	52.9	48.7	584	–1.5	32.5	4.2	0.0	1.0	11.0	630.8
2032	80	8	180.6	18.0	30.9	229	–0.3	6.9	4.2	146.3	–6.1	11.0	391.5
2033	80	8	180.2	18.0	31.1	229	–0.3	7.0	4.2	0.0	0.7	0.0	240.7
2034	54	5	105.0	12.7	27.2	145	–0.2	4.7	4.2	12.7	1.5	0.0	167.8
2035	51	5	43.4	19.0	11.8	74	–0.2	4.4	2.3	29.1	2.8	0.0	112.5

Total	58,659	31,017	98,534.0	11,226.1	14,725.2	124,485.3	–1,142.2	3,992.2	764.4	1,675.6	112.6	15,767.2	145,655.1

Table 12.14 Harmony (Option ‘B’): technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005	1,707	152	3,379.2	418.5	475.1	4,273	–6.2	14.2	28.0	0.0	–57.2	411.6	4,663.4
2006	3,553	321	6,824.4	806.3	935.5	8,566	–13.8	26.3	54.5	35.5	29.5	1,807.2	10,505.3
2007	3,784	772	6,805.1	912.7	1,041.6	8,759	–30.4	35.9	55.2	32.7	68.0	1,024.0	9,944.8
2008	3,838	3,467	6,631.6	866.1	1,021.0	8,519	–126.5	34.7	46.7	44.8	40.0	598.0	9,156.4
2009	3,920	4,832	6,748.6	781.3	1,035.8	8,566	–175.2	193.2	41.5	0.4	–49.6	513.3	9,089.3
2010	3,757	5,706	6,321.3	753.2	960.6	8,035	–206.4	332.1	41.5	83.0	–1.3	463.7	8,747.7
2011	3,649	4,785	5,990.0	737.1	931.4	7,658	–173.3	324.8	41.4	26.0	11.7	379.9	8,269.0
2012	3,398	6,162	5,596.7	696.3	890.8	7,184	–222.4	317.6	39.4	99.5	21.0	299.8	7,738.6
2013	2,799	1,994	4,690.0	446.3	766.9	5,903	–72.7	261.2	30.4	34.8	38.1	277.0	6,471.9
2014	2,567	257	4,317.2	380.3	694.6	5,392	–10.5	222.8	27.9	186.9	–1.3	331.4	6,149.4
2015	2,550	255	4,306.0	377.9	691.9	5,376	–10.4	221.3	27.9	0.0	–1.5	299.7	5,912.8
2016	2,363	236	4,092.0	365.5	624.9	5,082	–9.6	205.1	27.7	66.6	0.4	255.0	5,627.5
2017	2,161	216	3,829.8	354.4	559.1	4,743	–8.8	187.6	27.6	70.3	–0.3	195.0	5,214.6
2018	1,798	180	3,300.8	311.5	546.3	4,159	–7.3	156.1	27.6	123.6	–1.8	155.4	4,612.2
2019	1,641	164	2,865.8	268.9	515.7	3,650	–6.7	142.4	27.6	42.8	10.9	110.2	3,977.6
2020	1,046	105	1,814.7	222.5	362.9	2,400	–4.3	90.8	27.6	259.0	9.8	88.1	2,871.1
2021	997	100	1,739.7	202.3	348.2	2,290	–4.1	86.6	27.6	21.5	0.6	71.4	2,493.8
2022	1,005	101	1,574.8	199.8	322.6	2,097	–4.1	87.2	27.6	38.8	6.4	79.1	2,332.3
2023	781	78	1,264.8	128.2	303.6	1,697	–3.2	67.8	27.6	46.6	0.8	62.4	1,898.7
2024	547	55	960.5	91.9	227.7	1,280	–2.2	47.4	17.3	46.4	4.0	49.4	1,442.5
2025	484	48	742.1	78.8	215.5	1,036	–2.0	42.0	11.5	12.8	5.4	31.2	1,137.4
2026	283	28	407.2	83.0	116.4	607	–1.2	24.6	5.4	139.0	5.8	16.9	797.1
2027	100	10	204.4	26.1	46.6	277	–0.4	8.7	2.6	6.1	1.5	11.0	306.6
2028	80	8	180.9	18.0	30.6	229	–0.3	6.9	2.4	0.0	–0.2	11.0	249.2
2029	80	8	181.3	18.0	30.3	230	–0.3	6.9	2.4	0.0	–0.3	11.0	249.3
2030	80	8	181.5	18.0	30.1	230	–0.3	6.9	2.4	0.0	–0.3	11.0	249.4
2031	80	8	181.3	18.0	30.3	230	–0.3	6.9	2.4	0.0	–0.2	11.0	249.3
2032	80	8	180.6	18.0	30.9	229	–0.3	6.9	2.4	0.0	–0.2	11.0	249.2
2033	80	8	180.2	18.0	31.1	229	–0.3	7.0	2.4	0.0	0.7	0.0	238.9
2034	54	5	105.0	12.7	27.2	145	–0.2	4.7	2.4	12.7	1.5	0.0	166.0
2035	51	5	43.4	19.0	11.8	74	–0.2	4.4	1.3	29.1	2.5	0.0	111.3

Total	49,315	30,083	85,640.6	9,648.5	13,857.0	109,146.2	–1,104.1	3,181.3	709.9	1,459.0	144.1	7,585.8	121,122.3

Table 12.15 Harmony (Option ‘C’): technical–economic input parameters

Financial Year	Gold Sales (koz)	Silver Sales (koz)	Mining (ZARm)	Processing (ZARm)	Overheads (ZARm)	Direct Costs (ZARm)	By-Product Credits (ZARm)	Royalty (ZARm)	Environmental (ZARm)	Terminal Benefits (ZARm)	Working Capital (ZARm)	Capital Expenditure (ZARm)	Total Expenditure (ZARm)
2005	1,283	110	2,365.6	345.1	346.2	3,057	–4.6	14.2	18.8	0.0	–52.9	344.8	3,377.2
2006	2,678	233	4,775.7	660.0	680.6	6,116	–10.4	26.3	36.1	33.4	25.4	1,651.4	7,878.5
2007	2,955	689	4,878.9	770.1	796.8	6,446	–27.0	35.9	36.8	22.7	62.6	875.3	7,452.2
2008	3,052	3,389	4,823.2	729.3	790.7	6,343	–123.3	34.7	28.3	3.6	38.4	486.2	6,811.1
2009	3,137	4,753	4,954.2	645.0	805.8	6,405	–172.0	159.2	23.1	0.2	–33.8	407.5	6,789.2
2010	3,084	5,639	4,761.4	631.6	765.4	6,158	–203.7	273.7	23.1	30.2	–0.6	357.9	6,639.1
2011	2,974	4,717	4,466.3	615.4	736.2	5,818	–170.6	266.3	23.0	26.0	10.1	298.4	6,271.1
2012	2,733	6,096	4,115.7	577.1	697.2	5,390	–219.7	259.8	21.0	96.4	20.9	224.4	5,792.8
2013	2,245	1,939	3,436.8	344.0	599.8	4,381	–70.4	213.2	12.0	3.0	36.5	201.6	4,776.4
2014	2,058	206	3,171.3	283.9	537.6	3,993	–8.4	178.6	9.5	144.5	–1.6	255.3	4,570.8
2015	2,042	204	3,158.9	281.4	535.0	3,975	–8.3	177.2	9.5	0.0	0.1	224.1	4,377.8
2016	1,859	186	2,934.3	269.3	466.5	3,670	–7.6	161.3	9.4	64.4	2.6	178.7	4,078.9
2017	1,669	167	2,706.7	260.5	400.7	3,368	–6.8	144.8	9.2	66.4	0.3	123.4	3,705.3
2018	1,437	144	2,451.8	234.6	388.0	3,074	–5.9	124.7	9.2	65.7	–4.1	94.1	3,358.1
2019	1,324	132	2,151.0	197.3	377.1	2,725	–5.4	114.9	9.2	40.3	5.1	93.0	2,982.4
2020	876	88	1,443.4	162.1	297.5	1,903	–3.6	76.0	9.2	164.7	3.0	71.9	2,224.2
2021	864	86	1,410.9	161.3	299.0	1,871	–3.5	75.0	9.2	2.6	0.6	55.2	2,010.3
2022	871	87	1,246.0	158.9	273.4	1,678	–3.6	75.6	9.2	38.8	6.9	62.9	1,868.2
2023	648	65	950.0	87.3	254.4	1,292	–2.6	56.2	9.2	46.6	0.4	51.4	1,452.9
2024	439	44	726.1	61.7	190.2	978	–1.8	38.1	9.2	20.2	–1.3	38.4	1,080.8
2025	399	40	550.1	60.1	184.4	795	–1.6	34.6	9.2	12.8	5.7	20.2	875.4
2026	203	20	226.4	65.0	85.8	377	–0.8	17.6	3.0	136.8	5.8	5.9	545.5
2027	20	2	23.6	8.1	15.9	48	–0.1	1.8	0.3	6.1	1.7	0.0	57.4

Total	38,850	29,036	61,728.3	7,609.1	10,524.4	79,861.8	–1,061.8	2,559.8	336.5	1,025.4	131.9	6,121.9	88,975.6

Figure 12.1 Mining Assets: Gold production profile – Option ‘A’

Figure 12.2 Mining Assets: Gold Production profile – Option ‘B’

12.4	Special Factors

SRK has included its view on the achievement of the LoM plans and the appropriateness of the Mineral Reserve statements when presenting technical and financial data in this CPR. As of the Effective Date stated in this CPR, SRK considers these projections to be achievable.

In all likelihood many of the identified risks and/or opportunities will have an impact on the cash flows as presented in Section 14.0, some positive and some negative. The impact of one or a combination of risks and opportunities occurring cannot be specifically quantified to present a meaningful assessment. SRK has however provided sensitivity tables for single and twin parameters. The sensitivity range covers the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure projections. In this way the general risks are, with the aid of sensitivity tables, adequately covered.

Where specific technical issues have arisen as part of the review process, SRK has given an indication of the likely impact on the resulting NPV’s and other financial criteria accordingly. These impacts specifically pertain to the Mineral Reserves associated with the three Operating Options and the Equity Value resulting from application of the various scenarios as discussed in Section 1.0 of this CPR.

12.4.1	General Risks and Opportunities

The Mining Assets are subject to certain inherent risks, which apply to some degree to all participants of the South African and Australian gold mining industry. These include:

•	Commodity Price Fluctuations: These may be influenced, inter alia, by demand for gold in industry and jewellery, actual or expected sales by central banks, sales by gold producers in forward transactions and production and cost levels for gold in major producing countries. In the three year period between 1 January 2002 and 31 December 2004 the gold price in US$ terms has ranged between 282US$/oz and 442US$/oz. As at 1 January 2005 the US$ gold price was 428US$/oz. In the three-year period between 1 January 2002 and 31 December 2004 the silver price in US$ terms has ranged between 4.40US$/oz and 7.49US$/oz. As at 1 January 2005 the US$ silver price was 6.39US$/oz;

•	Exchange Rate Fluctuations: Specifically related to the relative strength of the US$, the currency in which commodity prices are generally quoted. During the period between 1 January 2002 and 31 December 2005 the US$:ZAR exchange rate ranged between 1:11.63 US$:ZAR and 1:5.72 US$:ZAR. As at 1 January 2005 the US$:ZAR exchange rate was 1:5.64 US$:ZAR. During the period between 1 January 2002 and 31 December 2004 the US$:A$ exchange rate ranged between 1:1.95 US$:A$ and 1:1.29 US$:A$. As at 1 January 2005 the US$:A$ exchange rate was 1:1.28 US$:ZAR. The risk that the projected real terms devaluation of the ZAR against the US$ as included in the CMF does not materialise is reflected in Scenario 3.

•	Inflation Rate Fluctuations: Specifically related to the macro economic policies of the individual countries. During the period between 1 January 2002 and 31 December 2004, United States CPI ranged between 1.6% and 3.5% reported on a calendar year basis. During the period between 1 January 2002 and 31 December 2004, South African CPI ranged between 9.2% and 4.8% reported on a calendar year basis. During the period between 1 January 2002 and 31 December 2004, Australian CPI ranged between 3.0% and 2.6% reported on a calendar year basis;

•	Country Risk: Specific country risk including political and economic stability in the longer term as indicated by the International Country Risk Grade (“ICRG”);

•	Legislative Risk: Specifically changes to future legislation (tenure, mining activity, labour, health and safety and environmental) within South Africa, Australia and Papua New Guinea;

•	Exploration Risk: Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;

•	Environmental Liability Risk: The inability of the Mining Assets to fund the balance of their environmental liabilities from estimated operating cash flows, should operations cease prior to that projected in the LoM. This would result in an outstanding liability since the estimated rehabilitation expenditure exceeds the amounts available in the respective rehabilitation trust funds as at 1 January 2005. As at 1 January 2005 the total outstanding liability remaining to be funded is estimated at ZAR764m;

•	Occupational Health Risk: The medium and longer-term impact of the HIV/AIDS pandemic given the high rate of infection in South Africa (estimated to be approximately 30%);

•	Mining Risks: Specifically Mineral Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated ground water conditions, human resource management and safety performance;

•	Project Risks: Specifically technical risks associated with projects for which Feasibility Studies have been completed but for which construction, development and production has not commenced. These include the following: Evander Poplar project; Evander Rolspruit Project; Doornkop Project; Phakisa Project and the HVGP; and

•	Inferred Mineral Resources in LoM Plan: The risk associated with inclusion of Inferred Mineral Resources in the LoM plans. The impact on the Equity Value of the Company should this risk materialise is illustrated in Scenario 4.

In addition to those stated above, the Mining Assets are subject to certain specific risks and opportunities, which independently may not be classified to have material impact (i.e. likely to affect more than 10% of the Tax Entities’ annual pre-tax profits), but in combination may do so.

12.4.2	Operational Specific Risks

In addition to those stated above, the Mining assets are subject to specific risks. These are as follows:

•	A degree of risk associated with the non-achievement of production targets as compared to historical performance. Broadly the impact of non-achievement can be assessed by consideration of the valuation sensitivity tables as presented in Section 14.0. In this instance SRK consider that the –10% reduction in revenue (production) and the +5% increase in operating expenditures reflects this risk. SRK notes the planned improvements in MCFs at the Tshepong Mine and Elandsrand Mines, in addition to the projected improvement in production tonnages at Elandsrand Mine. Should these not materialise they are likely to negatively impact on the Mineral Reserve statements as well as the Equity Value of the Company;

•	A degree of risk associated with the assumption that mining costs as incurred at the South African assets during 2005(H1) are not reliable as a base for forward projection. SRK has used the costs achieved during 2004 as the base for forward projection. Should the costs as incurred in 2005(H1) continue then it is likely that both the Mineral Reserve statements as well as the Equity Value of the Company will be negatively affected. In this regard SRK consider that the +10% on cost sensitivity best reflects this situation;

•	A degree of risk associated with the economic viability of the Harmony Free State Operations and the Evander Operations. It is likely that the Company will be able to re-structure the Mining Assets associated with these operations, however this is likely to incur a reduction in the Mineral Reserve statements as reported in Option ‘A’. The worst ‘hypothetical’ impact on the Mineral Reserve statements and the Equity Value of the Company is reflected in Option ‘C’;

•	A degree of risk associated with a decision not to proceed with the Evander Rolspruit Project and the Evander Poplar Project. Should the decision not be forthcoming then the Company’s Mineral Reserve statement would be negatively affected. This risk is best assessed by consideration of Option ‘B’;

•	A degree of risk associated with underground fires at Bambanani Mine. Should this materialise it is likely to have a direct negative impact on the production profiles as included in this CPR;

•	A degree of risk associated with seismic activity, specifically with respect to remnant mining operations and shaft pillar extraction programmes, specifically at West Wits Operations and Orkney Operations. Specifically the Mineral Reserve statements at Orkney Operations are dependent upon the extraction of a high proportion of ‘Z’ blocks which carry a relatively higher risk than other blocks included in the Mineral Reserve statement. This risk is best assessed by consideration of the various tables as included in Section 4.0 of this CPR;

•	A degree of risk associated with the presence of illegal miners in the Free State Goldfield, which may increase the likelihood of underground fires;

•	A degree of risk associated with the various agreements between Harmony and AngloGold in respect of toll treating material from the Orkney Operations;

•	A degree of risk associated with the slope stability at Kalgold Mine. Should this risk materialise then the impact on the Mineral Reserve statements and the Equity Value of the Company can be assessed from the relatively insignificant contribution to the overall Mining Assets;

•	A degree of risk is associated with the projection of grade in the Mineral Reserves for the open-pits at Mt Magnet & Cue Operations. Specifically, should a higher cut-off grade be applied which incorporates the impact of longer haul distances to the Checker Plant, then SRK considers there to be a risk of over estimation and that additional sensitivity analysis should be undertaken to quantify this impact;

•	A degree of risk associated with the requirement to maintain water pumping from mining operations which are situated in the immediate vicinity of the Company’s Mining Assets, specifically Orkney Operations;

•	Operational performance of the Hill 50 underground mine has been declining during the past 2 years, resulting in a short-fall of ore tonnes delivered to the plant in excess of 25%. There is a risk that this declining performance may continue; and

•	Maintaining the necessary technical and engineering skills at Mt. Magnet & Cue Mine and Target Mine. At the former, skills retention is negatively impacted due to the high turnover of staff and in the case of the latter is due to the loss of certain technical expertise following acquisition.

12.4.3	Operational Specific Opportunities

•	The opportunity, in the light of the current low rand gold price to restructure the Mining Assets and limit the impact of the cash negative assets, specifically at Harmony Free State and Evander. Unless cost reductions of the order of 10% to 20% can be achieved then this will most likely result in a reduction in the Mineral Reserve statement as presented herein, with the ‘hypothetical worst case’ operating option being Option ‘C’;

•	The opportunity to further improve the projected IRR’s of the Evander Poplar Project and the Evander Rolspruit Project by further technical optimisation;

•	The opportunity to establish the benefits of CONOPS across the Mining Assets;

•	The opportunity to dispose of cash negative assets where further cost reductions beyond that currently achieved by the Company are unlikely to materialise. Should such assets be disposed as going concerns with the associated terminal benefits and environmental liabilities this would have a significant impact on the Equity Value of the Company albeit with a reduction in the Mineral Reserves as stated in Option ‘A’;

•	The opportunity to assess further selectivity within larger blocks whose average grade is less than the current cut-off grade; and

•	The opportunity to increase the Equity Value of the Company should the Mineral Royalty deemed payable be less than that projected in Scenario 1. Scenario 2 gives the impact on the Equity Value of the Company without a 3% royalty.

13.	MACRO-ECONOMICS AND COMMODITY PRICES

13.1	Introduction

The following section includes historical and forecast data of the macro-economic and commodity price environments within which the Mining Assets operate. Historical data has been compiled from various sources and is generally presented in calendar years up to and including 31 December 2004, Forecast data is based on the CMF which is derived from the mean of analyst’s forecasts for the next three years in addition to the forward curve for the gold price. Forecast data is presented in financial years ending 30 June and commencing 1 January 2005.

13.2	Historical and Forecast Data

Figure 13.1 and Figure 13.2 presents the relevant historical and forecast macro-economic parameters (CPI and exchange rates against the US$) for South Africa and Australia respectively. Figure 13.3 and Figure 13.4 presents the historical and forecast commodity prices (in US$/oz, ZAR/kg and A$/oz) for gold and silver, respectively.

Table 13.1 presents a summary of the above mentioned statistics for the past six and a half years with historical data presented in calendar years ending 31 December and future data presented in financial years ending 30 June. Note that 2005(H1) and 2005(H2) is the first and second six months of financial 2005 where CPI’s are converted to annual equivalents.

SRK note that the impact of the projected real terms devaluation of the ZAR against the US$ has a significant impact on the Equity Value of the Company and should this not prevail then the reader is directed to Scenario 3 which quantifies such impact.

Table 13.1 Historical and Forecast Macro-economic and Commodity Prices

Year	Macro-Economic Data					Commodity Prices
						Gold Price			Silver Price
	(US$:ZAR)	(US$:A$)	(USCPI)	(SACPI)	(AUSCPI)	(US$/oz)	(ZAR/kg)	(A$/oz)	(US$/oz)	(ZAR/kg)	(A$/oz)
Historical
1999	6.12	1.55	2.19%	5.21%	1.80%	279	54,823	432	5.22	1,026	8.08
2000	6.95	1.73	3.37%	5.37%	5.80%	279	62,322	482	4.95	1,106	8.55
2001	8.59	1.94	2.83%	5.70%	3.12%	271	74,869	524	4.37	1,208	8.46
2002	10.52	1.84	1.59%	9.18%	3.03%	310	104,907	571	4.60	1,556	8.47
2003	7.55	1.54	2.27%	5.81%	2.37%	364	88,292	560	4.88	1,184	7.51
2004	6.48	1.36	3.45%	4.75%	2.59%	409	85,187	558	6.65	1,384	9.07
2005(H1)	5.64	1.28	3.45%	4.75%	2.59%	428	77,564	548	6.39	1,159	8.18

Future
2005(H2)	5.96	1.28	2.20%	4.20%	2.60%	423	81,055	541	6.00	1,150	7.68
2005	6.08	1.28	2.20%	4.20%	2.60%	428	83,550	548	6.07	1,185	7.78
2006	6.72	1.28	2.50%	5.09%	2.60%	441	95,287	566	6.22	1,343	7.98
2007	7.22	1.29	2.40%	5.04%	2.60%	460	106,799	592	6.37	1,478	8.19
2008	7.41	1.29	2.40%	5.04%	2.60%	462	109,947	595	6.52	1,552	8.40
2009	7.60	1.29	2.40%	5.04%	2.60%	473	115,483	611	6.68	1,630	8.62
2010	7.79	1.29	2.40%	5.04%	2.60%	484	121,298	627	6.84	1,712	8.85
2011	7.99	1.30	2.40%	5.04%	2.60%	496	127,405	643	7.00	1,799	9.08

Figure 13.1 Macro-Economic: historical and forecast South African and United States statistics

Figure 13.2 Macro-Economic: historical and forecast Australian and United States statistics

Figure 13.3 Gold Price: historical and forecast statistics for United States, South Africa and Australia

Figure 13.4 Silver Price: historical and forecast statistics for United States, South Africa and Australia

14.	MINING ASSETS VALUATION

14.1	Introduction

The following section presents discussion and comment on the valuation of the Tax Entities. Specifically, comment is included on the methodology used to generate the FMs and to establish the Equity Values for the Company as presented in Section 15.0 of this CPR for the various valuation Scenarios and Operating Options.

In complying with Section 12.14 of the Listing Requirements, specifically the non-technical requirements of 12.14(b), SRK has relied upon the Company for certain inputs to the FMs. These inputs (discussed in Section 1.0 of this CPR) are duly acknowledged by SRK. Further in reproducing the results of the FMs in this CPR, SRK provides assurances to the Directors of the Company, that the technical-economic inputs: Listing Requirements Sections 12.14(b) (i, ii, iii, v, vi and vii) including operating expenditures, capital expenditure and saleable product profiles of the Tax Entities, as provided and reviewed and modified where appropriate by SRK, are accurately incorporated into the FMs. SRK also duly acknowledge the Company’s opinion that the remaining inputs to the FMs required in compliance with the Listing Requirements: Section 12.14(b)(iv, vii, ix, xi, xii, xiii, xiv, xv, xvi, xvii and xviii); are accurately reflected in the FMs.

14.2	Limitations and Reliance on Information

14.2.1	Limitations

The Company has agreed that, to the extent permitted by law, it will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. The Company has also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

The Company has confirmed in writing to SRK that to its knowledge the information provided by it was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and the Company has confirmed in writing that it believes it has provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by the Company’s management and adjusted where appropriate by SRK and cannot be assured; they are necessarily based on economic assumptions, many of which are beyond the control of the Company. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

14.2.2	Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and should not be subjected to partial analysis or summary.

SRK’s Equity Value for the Company is effective at 1 January 2005 and is based on information provided by the Company throughout the course of SRK’s investigations, which in turn reflect various technical-economic conditions prevailing at the date of this report. In particular, the Equity Value is based on expectations regarding the gold price and exchange rates prevailing at the date of this report. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this CPR or to review, revise or update the CPR or opinion.

14.3	Valuation Methodology

The valuation methodology for arriving at the Equity Value of the Company is based on the sum of the parts approach comprising the following:

•	The Enterprise Value defined as the sum of the NPVs of Tax Entities and Mining Assets;

•	The value of Mineral Rights, Exploration Properties and non-LoM Mineral Resources;

•	The value of interests in listed entities; and

•	Valuation Adjustments.

The sum of the Enterprise Values and the value of Mineral rights, Exploration Properties and non-LoM Mineral Resources is defined as the Net Asset Value (“NAV”) of the Mining Assets. The sum of the NAV of the Mining Assets, the value ascribed to interests in listed entities and the valuation adjustments is defined as the Equity Value of the Company.

14.4	Enterprise Value – Basis of Valuation

The Enterprise Values are based on the application of Discounted Cash Flow (“DCF”) techniques to the post-tax pre-finance cashflows represented by the FMs as developed for each Tax Entity. The FMs are based on the various LoM plans, including the TEPs (Section 12.0) and have been established for all valuation Scenarios and operating options as stated in Section 1.0 of this CPR (Table 14.1 below).

Table 14.1 Operating Options and Valuation Scenarios

Valuation Scenarios	Operating Options
	Option ‘A’	Option ‘B’	Option ‘C’
Scenario 1	LoM @ CMF	Option ‘A’ (excluding Projects) @ CMF	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF

Scenario 2	LoM @ CMF (excluding South African Royalty)	Option ‘A’ (excluding Projects) @ CMF (excluding South African Royalty)	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF (excluding South African Royalty)

Scenario 3	LoM @ SMF	Option ‘A’ (excluding Projects) @ SMF	Option ‘B’ (excluding Tax Entities with negative NPV) @ SMF

Scenario 4	LoM @ CMF (excluding Inferred)	Option ‘A’ (excluding Projects) @ CMF (excluding Inferred)	Option ‘B’ (excluding Tax Entities with negative NPV) @ CMF (excluding Inferred)

Scenario 5	LoM @ SMF (excluding Inferred)	Option ‘A’ (excluding Projects) @ SMF (excluding Inferred)	Option ‘B’ (excluding Tax Entities with negative NPV) @ SMF (excluding Inferred)

Furthermore, detailed cashflows and Enterprise Values are presented only for Scenario 1 Option ‘A’, with summary consolidated cashflows and consolidated Enterprise Values at the Company level only presented for Scenario 1 and operating Options ‘A’ through to ‘C’. In respect of Scenario 1, the post-tax pre-finance cash flows for each Tax Entity have been developed using the commodity price and macro-economic projections as presented in Table 1.2. In each instance the FMs are based on annual cashflow projections ending 30 June and TEPs stated in 1 January 2005 money terms. As the Effective Date is 1 January 2005, the cashflow projection for Year 1 includes projections for 6 months only.

In generating the FMs and deriving the Enterprise Values, SRK specifically, has:

•	Incorporated the macro-economic forecasts as reflected by the CMF (Table 1.2);

•	Incorporated the commodity price forecasts as reflected by the CMF (Table 1.2);

•	Determined WACCs which reflect the countries in which the Mining Assets are located and the currency of the FMs (Table 14.2);

•	Relied upon the Company for all accounting inputs as required for the generation of the FMs in respect of Taxation (Table 14.3 for the South African Mining Assets). At the Australian Tax Entity the assessed loss as at 1 January 2005 was A$17.6m and taxation is based on corporate tax of 30%; at the Papua New Guinea Tax Entity taxable income is based on a 25% straight line depreciation with the depreciation pool being A$60m as at 1 January 2005 and a corporate tax rate of 25%;

•	Relied upon the Company to the extent that for all accounting inputs as required for the generation of the FMs in respect of the Net Movement in Working Capital (Table 14.4 and Table 14.5);

•	Incorporated the royalty calculations as indicated in Section 2.5 of this CPR;

•	Relied upon the Company that the calculation of nominal cash flows is in accordance with the fiscal regime within which the Tax Entities operate;

•	Reported Enterprise Values for the Mining Assets as at 1 January 2005 which are based on a DCF valuation of the post-tax pre-finance cash flows resulting from the FMs. For compliance purposes SRK have determined the Enterprise Values which exclude Inferred Mineral Resources, in Scenario 4 and Scenario 5;

•	Performed sensitivity analyses to ascertain the impact of discount factors, commodity prices, total working costs and capital expenditures;

•	Excluded the impact of salvage value on cessation of mining operations; and

•	Excluded the impact of Secondary Taxation on Companies for the South African Assets.

Table 14.2 WACC calculations for Mining Assets located in South Africa, Australia and Papua New Guinea

Parameter	Units		South African Assets	Australian Assets	PNG Assets
Assumptions
Harmony average tax rate	(	%)	28.00	28.00	28.00
Inflation rate – long term	(	%)	5.00	2.60	2.60
Debt as % of capital	(	%)	30.00	30.00	30.00

Cost of Debt
Pre–tax cost of debt – long term	(	%)	10.00	7.00	7.00
Less: tax shield	(	%)	(2.80)	(1.96)	(1.96)
After–tax cost of debt	(	%)	7.20	5.04	5.04

Cost of Equity
Risk–free rate	(	%)	8.05	4.00	4.00
Country Risk	(	%)	—	—	1.55
Beta–weighted market risk premium
– Equity market risk premium	(	%)	6.00	6.00	6.00
– Harmony beta			0.92	0.70	0.70
Cost of equity	(	%)	13.57	8.20	9.75

Weighted Average Cost of Capital
Debt (30.00%)	(	%)	2.16	1.51	1.51
Equity (70.00%)	(	%)	9.50	5.74	6.82

WACC (Nominal)	(	%)	11.66	7.25	8.33

WACC (Nominal) – Inc Risk Premium	(	%)	11.66	7.25	8.33

Table 14.3 Taxation input parameters as at 1 January 2005

Tax Entity	Assessed Loss (ZARm)	Unredeemed Capex (ZARm)	“a” Factor	“b” Factor	Tax Threshold	Non-Mining Tax (%)
Freegold Tax Entity	58	721	46	230	5	38
Joel Tax Entity	8	238	46	230	5	38
West Wits Entity	540	777	46	230	5	38
Target Tax Entity	0	4,055	37	185	5	30
Harmony Free State
Tax Entity	220	92	37	185	5	30
Evander Tax Entity	0	21	46	230	5	38
Orkney Tax Entity	5	0	46	230	5	38
Welkom Tax Entity	27	0	46	230	5	38
Kalgold Tax Entity	41	242	46	230	5	38

Table 14.4 Working Capital input parameters as at 1 January 2005: opening balances

Tax Entity	Units		Debtors	Creditors	Stores
Freegold Tax Entity	(ZARm	)	85.7	–165.1	54.3
Joel Tax Entity	(ZARm	)	8.2	–20.1	6.5
West Wits Entity	(ZARm	)	68.7	–142.7	46.5
Target Tax Entity	(ZARm	)	24.6	–37.0	11.9
Harmony Free State Tax Entity	(ZARm	)	52.7	–123.2	41.0
Evander Tax Entity	(ZARm	)	29.4	–65.3	22.3
Orkney Tax Entity	(ZARm	)	17.6	–36.8	12.4
Welkom Tax Entity	(ZARm	)	0.0	–3.9	1.1
Kalgold Tax Entity	(ZARm	)	8.2	–18.8	6.0
Australian Tax Entity	(A$m	)	5.9	–17.5	3.4
Papua New Guinea Tax Entity	(A$m	)	0.1	–4.5	0.2

Table 14.5 Working Capital input parameters as at 1 January 2005: days

Tax Entity	Units		Debtors	Creditors	Stores
Freegold Tax Entity	(days	)	12	55	42
Joel Tax Entity	(days	)	12	55	42
West Wits Entity	(days	)	12	55	42
Target Tax Entity	(days	)	12	55	42
Harmony Free State Tax Entity	(days	)	12	55	42
Evander Tax Entity	(days	)	12	55	42
Orkney Tax Entity	(days	)	12	55	42
Welkom Tax Entity	(days	)	12	55	42
Kalgold Tax Entity	(days	)	12	55	42
Australian Tax Entity	(days	)	7	30	90
Papua New Guinea Tax Entity	(days	)	7	30	90

14.5	Enterprise Values: Post-Tax – Pre-Finance Cash Flows

Table 14.6 through to Table 14.17 inclusive, present the post-tax pre-finance nominal cash flows for the Tax Entities for Scenario 1 Option ‘A’ with the exception of the Evander Tax Entity for which Scenario 1 Option ‘B’ is also presented. Table 14.18, Table 14.19 and Table 14.20 present the post-tax pre-finance nominal cash flows for the Company, for Scenario 1 Option ‘A’, Option ‘B’ and Option ‘C’ respectively. Tables 14.18 through Table 14.20 are included for presentation purposes only.

Note that these tables are not financial statements (Income Statements; Cash Flow Statements; and Balance Sheet Statements) as may be customary for determining the consolidated cash flow positions for companies. Further, no account is taken of movements in working capital at the Company level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such financial statements. The first period 2005(H2) reports the forecast six-month projections to 30 June 2005, thereafter the projections are annual ending 30 June. Actual results for the first six-month period of 2005(H1) are reported in Section 2.0. The Tax Entity valuations are derived from reported cash flows commencing 1 January 2005.

Note that in certain of the following tables, costs represented by cash operating costs, total cash costs, total working costs and total costs are influenced by by-product credits (specifically silver sales) which offset the primary expenditures. The Papua New Guinea Tax Entity is impacted by silver sales to a greater extent than the other Mining Assets.

Furthermore, SRK notes that certain of the FMs present negative cashflows on an annual basis. This is a result of the adjustments incorporated by SRK and the impact of the CMF. It is therefore likely that should the projections as indicated in the FMs prevail then; the Company will undertake the necessary action which may entail a combination of re-planning, re-structuring and implementing improvements to ensure that a positive cash position or at least minimal loss position is established and maintained.

Table 14.6a Freegold Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	80,336	2,803	5,673	5,280	5,280	5,280	5,280	5,280	5,280
Head Grade	(g/t	)	5.4	5.1	5.3	5.3	5.6	5.7	6.2	6.3	5.8
Contained Gold	(koz	)	14,013	464	973	892	943	963	1,045	1,076	981

Processing

Milled Tonnage	(kt	)	80,336	2,803	5,673	5,280	5,280	5,280	5,280	5,280	5,280
Milled Grade	(g/t	)	5.4	5.1	5.3	5.3	5.6	5.7	6.2	6.3	5.8
Milled Gold	(koz	)	14,013	464	973	892	943	963	1,045	1,076	981
Metallurgical Recovery	(%)		95.6	95.3	95.4	95.5	95.6	95.6	95.8	95.9	95.7
Recovered Gold	(koz	)	13,390	442	928	852	901	921	1,002	1,031	939
Clean-up Gold	(koz	)	35	0	6	0	0	0	0	0	0
Saleable Metal	(koz	)	13,424	442	934	852	901	921	1,002	1,031	939

Commodity Sales

Gold	(koz	)	13,424	442	934	852	901	921	1,002	1,031	939
Silver	(koz	)	1,342	44	93	85	90	92	100	103	94

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%)			1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	60,343.2	1,149.3	2,767.8	2,830.4	3,081.9	3,307.1	3,778.9	4,086.8	3,907.0

Operating Expenditures	(ZARm	)	(48,362.9)	(1,053.4)	(2,323.2)	(2,423.7)	(2,506.4)	(2,698.9)	(3,060.3)	(3,292.6)	(3,280.1)

Mining	(ZARm	)	(37,043.9)	(878.0)	(1,898.3)	(1,941.1)	(2,054.0)	(2,189.7)	(2,433.8)	(2,620.9)	(2,528.7)
Processing	(ZARm	)	(2,693.7)	(68.6)	(148.6)	(120.3)	(126.3)	(132.7)	(139.4)	(146.4)	(153.8)
Overheads	(ZARm	)	(5,981.8)	(118.5)	(239.9)	(330.5)	(319.3)	(340.2)	(374.0)	(402.8)	(406.3)
By-Product Credits	(ZARm	)	85.1	1.6	3.9	3.9	4.4	4.7	5.3	5.8	5.5
Mineral Royalty	(ZARm	)	(1,467.9)	—	—	—	—	(49.7)	(113.5)	(122.8)	(117.4)
Environmental	(ZARm	)	(203.5)	(2.9)	(6.0)	(6.3)	(6.6)	(7.0)	(7.3)	(7.7)	(8.1)
Terminal Benefits	(ZARm	)	(1,032.1)	—	(27.3)	(25.5)	—	—	—	—	(74.9)
Net Change in Working Capital	(ZARm	)	(25.1)	12.9	(7.0)	(4.0)	(4.4)	15.6	2.3	2.2	3.5

Operating Profit	(ZARm	)	11,980.3	95.8	444.6	406.7	575.6	608.1	718.5	794.2	626.9

Tax Liability	(ZARm	)	(2,975.6)	0.0	0.0	0.0	0.0	–95.3	–195.4	–220.8	–134.0

Capital Expenditure	(ZARm	)	(2,290.8)	(134.0)	(293.2)	(215.1)	(206.4)	(130.6)	(104.8)	(109.8)	(140.2)

Project	(ZARm	)	(1,380.0)	(130.3)	(283.9)	(194.1)	(181.4)	(63.7)	(41.2)	(14.8)	(77.5)
Ongoing	(ZARm	)	(910.8)	(3.8)	(9.3)	(21.1)	(25.0)	(66.9)	(63.7)	(95.0)	(62.7)

Final Net Free Cash	(ZARm	)	6,714.0	(38.2)	151.5	191.5	369.2	382.2	418.3	463.6	352.7

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	73,141	75,724	73,247	79,951	75,202	76,045	75,098	74,708	76,088
Total Cash Costs	(ZAR/kg	)	73,141	75,724	73,247	79,951	75,202	76,045	75,098	74,708	76,088
Total Working Costs	(ZAR/kg	)	74,689	75,927	74,316	81,016	75,402	76,240	75,278	74,882	78,061
Total Costs	(ZAR/kg	)	78,669	84,549	83,947	88,352	81,755	79,470	77,798	77,326	81,311

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	80,336	5,280	5,280	5,280	5,280	5,280	4,450	2,791	1,077
Head Grade	(g/t	)	5.4	5.0	4.4	4.4	4.4	4.0	4.7	6.9	7.6
Contained Gold	(koz	)	14,013	854	754	747	744	683	668	623	264

Processing

Milled Tonnage	(kt	)	80,336	5,280	5,280	5,280	5,280	5,280	4,450	2,791	1,077
Milled Grade	(g/t	)	5.4	5.0	4.4	4.4	4.4	4.0	4.7	6.9	7.6
Milled Gold	(koz	)	14,013	854	754	747	744	683	668	623	264
Metallurgical Recovery	(%)		95.6	95.4	95.1	95.1	95.0	94.8	95.2	96.1	96.2
Recovered Gold	(koz	)	13,390	814	717	710	707	648	636	598	254
Clean-up Gold	(koz	)	35	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	13,424	814	717	710	707	648	636	598	254

Commodity Sales

Gold	(koz	)	13,424	814	717	710	707	648	636	598	254
Silver	(koz	)	1,342	81	72	71	71	65	64	60	25

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%)			2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	60,343.2	3,559.1	3,292.9	3,423.8	3,582.9	3,448.5	3,555.7	3,513.2	1,565.9

Operating Expenditures	(ZARm	)	(48,362.9)	(2,875.5)	(2,778.5)	(2,648.0)	(2,766.7)	(2,731.6)	(2,729.3)	(2,655.3)	(1,476.2)

Mining	(ZARm	)	(37,043.9)	(2,260.3)	(1,972.2)	(2,048.9)	(2,131.5)	(2,065.8)	(2,118.4)	(2,078.7)	(855.1)
Processing	(ZARm	)	(2,693.7)	(161.5)	(169.6)	(178.2)	(187.1)	(196.6)	(176.4)	(122.3)	(60.1)
Overheads	(ZARm	)	(5,981.8)	(339.2)	(298.7)	(314.5)	(330.7)	(300.1)	(316.2)	(327.4)	(171.6)
By-Product Credits	(ZARm	)	85.1	5.0	4.6	4.8	5.1	4.9	5.0	5.0	2.2
Mineral Royalty	(ZARm	)	(1,467.9)	(106.9)	(98.9)	(102.9)	(107.6)	(103.6)	(106.8)	(105.5)	(47.0)
Environmental	(ZARm	)	(203.5)	(8.5)	(8.9)	(9.4)	(9.8)	(10.3)	(10.8)	(11.4)	(12.0)
Terminal Benefits	(ZARm	)	(1,032.1)	—	(228.2)	—	—	(60.3)	—	(12.0)	(320.0)
Net Change in Working Capital	(ZARm	)	(25.1)	(4.1)	(6.5)	1.0	(4.9)	0.2	(5.7)	(2.9)	(12.6)

Operating Profit	(ZARm	)	11,980.3	683.6	514.4	775.7	816.3	716.9	826.4	857.9	89.7

Tax Liability	(ZARm	)	(2,975.6)	–162.9	–88.8	–206.7	–252.6	–208.0	–284.6	–303.0	0.0

Capital Expenditure	(ZARm	)	(2,290.8)	(151.5)	(156.6)	(155.1)	(88.1)	(92.2)	(29.9)	(23.4)	(23.0)

Project	(ZARm	)	(1,380.0)	(82.6)	(85.5)	(89.8)	(20.2)	(19.8)	(20.8)	(23.4)	(23.0)
Ongoing	(ZARm	)	(910.8)	(68.9)	(71.1)	(65.3)	(67.8)	(72.4)	(9.1)	–	–

Final Net Free Cash	(ZARm	)	6,714.0	369.2	268.9	413.9	475.6	416.6	511.9	531.4	66.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	73,141	74,713	71,501	71,610	71,339	71,676	70,865	69,505	67,120
Total Cash Costs	(ZAR/kg	)	73,141	74,713	71,501	71,610	71,339	71,676	70,865	69,505	67,120
Total Working Costs	(ZAR/kg	)	74,689	74,934	78,189	71,864	71,593	73,578	71,148	70,124	86,810
Total Costs	(ZAR/kg	)	78,669	78,996	82,791	76,045	74,004	76,057	72,077	70,820	88,921

Table 14.6b Freegold Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25	2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	1,077	1,077	1,077	1,077	1,077	79
Head Grade	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7
Contained Gold	(koz	)	264	264	264	264	264	20

Processing

Milled Tonnage	(kt	)	1,077	1,077	1,077	1,077	1,077	79
Milled Grade	(g/t	)	7.6	7.6	7.6	7.6	7.6	7.7
Milled Gold	(koz	)	264	264	264	264	264	20
Metallurgical Recovery	(%	)	96.2	96.2	96.2	96.2	96.2	96.3
Recovered Gold	(koz	)	254	254	254	254	254	19
Clean-up Gold	(koz	)	—	—	—	—	—	29
Saleable Metal	(koz	)	254	254	254	254	254	48

Commodity Sales

Gold	(koz	)	254	254	254	254	254	48
Silver	(koz	)	25	25	25	25	25	5

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0%

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	1,644.8	1,727.6	1,814.6	1,906.0	2,001.9	397.4

Operating Expenditures	(ZARm	)	(1,208.1)	(1,298.1)	(1,380.0)	(1,449.6)	(1,281.3)	(446.1)

Mining	(ZARm	)	(904.7)	(977.2)	(1,037.6)	(1,089.5)	(891.7)	(67.7)
Processing	(ZARm	)	(63.1)	(66.3)	(69.6)	(73.1)	(76.8)	(56.9)
Overheads	(ZARm	)	(181.6)	(196.1)	(208.2)	(218.7)	(229.7)	(17.7)
By-Product Credits	(ZARm	)	2.3	2.4	2.6	2.7	2.8	0.6
Mineral Royalty	(ZARm	)	(49.4)	(51.9)	(54.5)	(57.3)	(60.1)	(11.9)
Environmental	(ZARm	)	(12.6)	(13.2)	(13.9)	(14.6)	(15.3)	(1.2)
Terminal Benefits	(ZARm	)	—	—	—	—	—	(283.9)
Net Change in Working Capital	(ZARm	)	0.9	4.1	1.3	0.8	(10.4)	(7.3)

Operating Profit	(ZARm	)	436.7	429.5	434.6	456.3	720.6	(48.7)

Tax Liability	(ZARm	)	–151.9	–134.2	–134.0	–140.7	–262.5	—

Capital Expenditure	(ZARm	)	(24.1)	(51.3)	(52.6)	(55.2)	(50.0)	(3.7)

Project	(ZARm	)	(24.1)	(1.8)	—	—	(2.1)	—
Ongoing	(ZARm	)	—	(49.5)	(52.6)	(55.2)	(47.9)	(3.7)

Final Net Free Cash	(ZARm	)	260.6	244.0	248.0	260.5	408.2	(52.4)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	67,566	69,300	69,993	69,972	58,253	35,925
Total Cash Costs	(ZAR/kg	)	67,566	69,300	69,993	69,972	58,253	35,925
Total Working Costs	(ZAR/kg	)	68,275	70,010	70,702	70,681	58,962	102,545
Total Costs	(ZAR/kg	)	69,586	72,549	73,328	73,332	61,766	105,122

Table 14.7 Joel Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	3,739	318	580	566	568	560	551	536	60
Head Grade	(g/t	)	4.5	4.4	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Contained Gold	(koz	)	535	45	83	81	81	80	79	77	9

Processing

Milled Tonnage	(kt	)	3,739	318	580	566	568	560	551	536	60
Milled Grade	(g/t	)	4.5	4.4	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Milled Gold	(koz	)	535	45	83	81	81	80	79	77	9
Metallurgical Recovery	(%	)	93.2	93.1	93.2	93.2	93.2	93.2	93.2	93.2	93.2
Recovered Gold	(koz	)	499	42	77	75	76	75	74	71	8
Clean-up Gold	(koz	)	6	0	0	0	0	0	0	0	6
Saleable Metal	(koz	)	505	42	77	75	76	75	74	71	14

Commodity Sales

Gold	(koz	)	505	42	77	75	76	75	74	71	14
Silver	(koz	)	50	4	8	8	8	7	7	7	1

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%	)		1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	1,736.5	109.9	229.4	250.7	259.3	268.4	277.4	283.2	58.2

Operating Expenditures	(ZARm	)	(1,849.6)	(127.9)	(243.4)	(251.7)	(264.6)	(277.9)	(294.9)	(305.7)	(83.5)

Mining	(ZARm	)	(1,333.5)	(96.4)	(182.6)	(188.6)	(198.9)	(206.4)	(214.7)	(219.6)	(26.2)
Processing	(ZARm	)	(241.8)	(16.4)	(31.8)	(33.3)	(35.0)	(36.6)	(38.3)	(40.0)	(10.3)
Overheads	(ZARm	)	(211.0)	(14.1)	(28.3)	(29.7)	(31.2)	(32.8)	(34.4)	(36.2)	(4.3)
By-Product Credits	(ZARm	)	2.4	0.2	0.3	0.3	0.4	0.4	0.4	0.4	0.1
Mineral Royalty	(ZARm	)	(22.6)	—	—	—	—	(4.0)	(8.3)	(8.5)	(1.7)
Environmental	(ZARm	)	(1.0)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	(0.2)	(0.0)
Terminal Benefits	(ZARm	)	(36.7)	—	—	(0.1)	—	(0.3)	—	(0.9)	(35.4)
Net Change in Working Capital	(ZARm	)	(5.4)	(1.0)	(0.9)	(0.2)	0.3	2.0	0.6	(0.7)	(5.5)

Operating Profit	(ZARm	)	(113.1)	(17.9)	(14.0)	(0.9)	(5.3)	(9.5)	(17.5)	(22.5)	(25.3)

Tax Liability	(ZARm	)	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(56.5)	(4.9)	(9.3)	(10.5)	(10.2)	(10.6)	(11.0)	—	—

Project	(ZARm	)	(0.8)	—	—	(0.8)	—	—	—	—	—
Ongoing	(ZARm	)	(55.6)	(4.9)	(9.3)	(9.6)	(10.2)	(10.6)	(11.0)	—	—

Final Net Free Cash	(ZARm	)	(169.5)	(22.8)	(23.3)	(11.4)	(15.5)	(20.1)	(28.5)	(22.5)	(25.3)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	95,470	94,414	93,826	94,931	94,835	96,722	98,910	99,667	67,887
Total Cash Costs	(ZAR/kg	)	95,470	94,414	93,826	94,931	94,835	96,722	98,910	99,667	67,887
Total Working Costs	(ZAR/kg	)	97,155	94,463	93,880	95,034	94,890	96,879	98,968	100,031	124,409
Total Costs	(ZAR/kg	)	100,488	98,839	97,829	99,087	98,442	99,843	102,437	100,258	133,229

Table 14.8a West Wits Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	77,094	2,902	6,178	6,577	6,761	7,145	6,247	5,454	5,265
Head Grade	(g/t	)	6.2	4.0	4.2	4.6	4.8	5.1	5.6	6.1	6.2
Contained Gold	(koz	)	15,331	369	828	965	1,039	1,183	1,121	1,072	1,045

Processing

Milled Tonnage	(kt	)	77,094	2,902	6,178	6,577	6,761	7,145	6,247	5,454	5,265
Milled Grade	(g/t	)	6.2	4.0	4.2	4.6	4.8	5.1	5.6	6.1	6.2
Milled Gold	(koz	)	15,331	369	828	965	1,039	1,183	1,121	1,072	1,045
Metallurgical Recovery	(%	)	96.6	95.9	96.0	96.2	96.3	96.4	96.5	96.6	96.6
Recovered Gold	(koz	)	14,811	354	795	928	1,000	1,139	1,082	1,035	1,009
Clean-up Gold	(koz	)	68	0	0	0	0	0	0	0	8
Saleable Metal	(koz	)	14,878	354	795	928	1,000	1,139	1,082	1,035	1,017

Commodity Sales

Gold	(koz	)	14,878	354	795	928	1,000	1,139	1,082	1,035	1,017
Silver	(koz	)	1,488	35	79	93	100	114	108	103	102

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%	)		1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	67,237.8	921.0	2,355.3	3,082.9	3,421.0	4,093.0	4,080.9	4,101.1	4,232.3

Operating Expenditures	(ZARm	)	(48,280.1)	(899.4)	(2,022.8)	(2,254.2)	(2,405.8)	(2,788.2)	(2,776.1)	(2,670.6)	(2,762.5)

Mining	(ZARm	)	(36,513.1)	(717.4)	(1,609.7)	(1,800.5)	(1,921.2)	(2,223.2)	(2,129.4)	(2,061.8)	(2,088.9)
Processing	(ZARm	)	(3,705.7)	(80.6)	(175.2)	(190.2)	(203.2)	(219.6)	(216.2)	(212.9)	(227.1)
Overheads	(ZARm	)	(5,537.5)	(112.7)	(234.8)	(246.6)	(274.9)	(306.6)	(269.3)	(268.2)	(283.9)
By-Product Credits	(ZARm	)	94.8	1.3	3.3	4.3	4.8	5.8	5.8	5.8	6.0
Mineral Royalty	(ZARm	)	(1,664.7)	—	—	—	—	(61.5)	(122.6)	(123.2)	(127.1)
Environmental	(ZARm	)	(105.2)	(1.4)	(3.0)	(3.1)	(3.3)	(3.4)	(3.6)	(3.8)	(4.0)
Terminal Benefits	(ZARm	)	(821.1)	—	—	—	—	—	(39.5)	—	(28.5)
Net Change in Working Capital	(ZARm	)	(27.6)	11.4	(3.5)	(18.1)	(8.2)	20.4	(1.2)	(6.6)	(8.9)

Operating Profit	(ZARm	)	18,957.7	21.6	332.5	828.7	1,015.2	1,304.8	1,304.9	1,430.5	1,469.8

Tax Liability	(ZARm	)	(5,621.5)	0.0	0.0	0.0	–105.9	–385.9	–392.1	–464.8	–521.7

Capital Expenditure	(ZARm	)	(2,894.7)	(130.9)	(326.3)	(289.7)	(251.2)	(261.2)	(248.4)	(214.9)	(124.1)

Project	(ZARm	)	(1,766.8)	(114.6)	(308.8)	(271.1)	(221.4)	(228.6)	(198.5)	(164.6)	(53.3)
Ongoing	(ZARm	)	(1,127.9)	(16.3)	(17.5)	(18.6)	(29.8)	(32.5)	(49.9)	(50.3)	(70.8)

Final Net Free Cash	(ZARm	)	10,441.6	(109.4)	6.2	539.0	658.1	657.7	664.3	750.7	824.0

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	65,033	80,804	76,026	68,639	65,007	63,657	62,174	60,250	59,716
Total Cash Costs	(ZAR/kg	)	65,033	80,804	76,026	68,639	65,007	63,657	62,174	60,250	59,716
Total Working Costs	(ZAR/kg	)	66,012	80,930	76,138	68,735	65,096	63,735	63,155	60,336	60,430
Total Costs	(ZAR/kg	)	70,589	91,547	88,574	78,197	72,138	69,199	68,837	65,352	63,349

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	77,094	4,312	4,340	4,134	3,489	3,123	2,370	1,948	1,749
Head Grade	(g/t	)	6.2	7.4	7.4	7.5	7.8	7.9	8.1	8.1	8.1
Contained Gold	(koz	)	15,331	1,029	1,026	1,000	874	798	619	509	453

Processing

Milled Tonnage	(kt	)	77,094	4,312	4,340	4,134	3,489	3,123	2,370	1,948	1,749
Milled Grade	(g/t	)	6.2	7.4	7.4	7.5	7.8	7.9	8.1	8.1	8.1
Milled Gold	(koz	)	15,331	1,029	1,026	1,000	874	798	619	509	453
Metallurgical Recovery	(%	)	96.6	96.7	96.7	96.8	96.8	96.9	96.9	96.9	96.9
Recovered Gold	(koz	)	14,811	996	993	967	846	773	600	493	439
Clean-up Gold	(koz	)	68	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	14,878	996	993	967	846	773	600	493	439

Commodity Sales

Gold	(koz	)	14,878	996	993	967	846	773	600	493	439
Silver	(koz	)	1,488	100	99	97	85	77	60	49	44

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%	)		2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	67,237.8	4,353.1	4,559.4	4,665.7	4,286.5	4,115.2	3,352.9	2,896.1	2,708.3

Operating Expenditures	(ZARm	)	(48,280.1)	(2,791.3)	(2,942.4)	(3,088.5)	(2,949.5)	(2,923.3)	(2,595.0)	(2,218.0)	(2,112.7)

Mining	(ZARm	)	(36,513.1)	(2,182.1)	(2,307.3)	(2,438.8)	(2,282.7)	(2,282.8)	(1,933.6)	(1,626.3)	(1,548.3)
Processing	(ZARm	)	(3,705.7)	(178.6)	(188.2)	(193.4)	(189.2)	(190.4)	(179.9)	(176.1)	(178.2)
Overheads	(ZARm	)	(5,537.5)	(295.8)	(311.0)	(321.5)	(271.5)	(270.9)	(259.0)	(254.4)	(269.8)
By-Product Credits	(ZARm	)	94.8	6.1	6.4	6.6	6.1	5.8	4.7	4.1	3.8
Mineral Royalty	(ZARm	)	(1,664.7)	(130.8)	(137.0)	(140.2)	(128.8)	(123.6)	(100.7)	(87.0)	(81.4)
Environmental	(ZARm	)	(105.2)	(4.2)	(4.4)	(4.6)	(4.9)	(5.1)	(5.4)	(5.6)	(5.9)
Terminal Benefits	(ZARm	)	(821.1)	(4.5)	(1.4)	—	(79.7)	(62.0)	(127.0)	(69.8)	(31.6)
Net Change in Working Capital	(ZARm	)	(27.6)	(1.4)	0.4	3.3	1.3	5.8	5.9	(2.8)	(1.3)

Operating Profit	(ZARm	)	18,957.7	1,561.9	1,617.0	1,577.2	1,337.0	1,191.9	757.9	678.1	595.6

Tax Liability	(ZARm	)	(5,621.5)	–566.0	–592.0	–572.9	–468.2	–402.9	–212.7	–191.3	–176.2

Capital Expenditure	(ZARm	)	(2,894.7)	(113.7)	(102.1)	(98.6)	(104.8)	(110.3)	(127.9)	(117.4)	(77.2)

Project	(ZARm	)	(1,766.8)	(39.3)	(41.3)	(28.4)	(5.3)	(9.2)	(40.1)	(42.2)	—
Ongoing	(ZARm	)	(1,127.9)	(74.4)	(60.7)	(70.2)	(99.6)	(101.1)	(87.8)	(75.2)	(77.2)

Final Net Free Cash	(ZARm	)	10,441.6	882.1	922.9	905.8	764.0	678.7	417.3	369.4	342.2

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	65,033	59,340	59,831	61,457	62,105	64,595	68,382	68,625	71,125
Total Cash Costs	(ZAR/kg	)	65,033	59,340	59,831	61,457	62,105	64,595	68,382	68,625	71,125
Total Working Costs	(ZAR/kg	)	66,012	59,526	59,950	61,549	63,938	66,110	72,049	71,044	72,411
Total Costs	(ZAR/kg	)	70,589	61,983	62,020	63,445	66,182	68,470	75,431	74,900	75,102

Table 14.8b West Wits Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25	2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	1,701	1,247	793	623	447	288
Head Grade	(g/t	)	8.1	8.4	9.0	9.0	9.1	9.1
Contained Gold	(koz	)	442	335	228	180	131	85

Processing

Milled Tonnage	(kt	)	1,701	1,247	793	623	447	288
Milled Grade	(g/t	)	8.1	8.4	9.0	9.0	9.1	9.1
Milled Gold	(koz	)	442	335	228	180	131	85
Metallurgical Recovery	(%	)	96.9	97.0	97.1	97.1	97.2	97.2
Recovered Gold	(koz	)	428	325	222	175	128	82
Clean-up Gold	(koz	)	0	36	0	0	0	24
Saleable Metal	(koz	)	428	361	222	175	128	107

Commodity Sales

Gold	(koz	)	428	361	222	175	128	107
Silver	(koz	)	43	36	22	18	13	11

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	2,773.5	2,453.3	1,583.8	1,313.6	1,005.9	882.7

Operating Expenditures	(ZARm	)	(2,111.6)	(1,809.5)	(1,350.3)	(1,125.5)	(918.2)	(764.6)

Mining	(ZARm	)	(1,547.0)	(1,209.6)	(917.7)	(761.5)	(550.4)	(373.0)
Processing	(ZARm	)	(185.5)	(189.0)	(82.5)	(79.5)	(75.7)	(94.6)
Overheads	(ZARm	)	(285.3)	(234.1)	(196.7)	(206.6)	(217.0)	(147.0)
By-Product Credits	(ZARm	)	3.9	3.5	2.2	1.9	1.4	1.2
Mineral Royalty	(ZARm	)	(83.3)	(73.7)	(47.6)	(39.5)	(30.2)	(26.5)
Environmental	(ZARm	)	(6.2)	(6.5)	(6.9)	(7.2)	(7.6)	(5.1)
Terminal Benefits	(ZARm	)	(5.9)	(91.5)	(104.3)	(33.0)	(34.6)	(107.8)
Net Change in Working Capital	(ZARm	)	(2.3)	(8.6)	3.1	(0.1)	(4.2)	(11.8)

Operating Profit	(ZARm	)	661.9	643.8	233.5	188.2	87.7	118.2

Tax Liability	(ZARm	)	–214.4	–215.7	–49.6	–37.9	–17.2	–34.0

Capital Expenditure	(ZARm	)	(57.1)	(52.1)	(46.5)	(40.2)	—	—

Project	(ZARm	)	—	—	—	—	—	—
Ongoing	(ZARm	)	(57.1)	(52.1)	(46.5)	(40.2)	—	—

Final Net Free Cash	(ZARm	)	390.4	375.9	137.4	110.1	70.5	84.1

Reporting Statistics – Real
Cash Costs	(ZAR/kg	)	70,231	64,474	72,851	76,729	80,502	67,326
Total Cash Costs	(ZAR/kg	)	70,231	64,474	72,851	76,729	80,502	67,326
Total Working Costs	(ZAR/kg	)	70,635	68,184	79,370	79,568	84,396	79,203

Table 14.9a Target Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	23,205	630	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Head Grade	(g/t	)	6.5	6.5	6.1	6.9	8.1	8.2	7.1	6.8	6.6
Contained Gold	(koz	)	4,859	131	248	280	328	331	286	274	269

Processing

Milled Tonnage	(kt	)	23,205	630	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Milled Grade	(g/t	)	6.5	6.5	6.1	6.9	8.1	8.2	7.1	6.8	6.6
Milled Gold	(koz	)	4,859	131	248	280	328	331	286	274	269
Metallurgical Recovery	(%	)	96.6	96.6	96.5	96.7	97.0	97.0	96.7	96.7	96.6
Recovered Gold	(koz	)	4,695	127	239	270	318	321	277	265	260
Clean-up Gold	(koz	)	8	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	4,703	127	239	270	318	321	277	265	260

Commodity Sales

Gold	(koz	)	4,703	127	239	270	318	321	277	265	260
Silver	(koz	)	470	13	24	27	32	32	28	26	26

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%	)		1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal
Sales Revenue – Gold	(ZARm	)	22,207.8	330.0	708.2	898.4	1,089.0	1,151.4	1,044.8	1,049.4	1,080.5

Operating Expenditures	(ZARm	)	(15,376.4)	(230.6)	(489.5)	(530.8)	(552.0)	(605.7)	(625.0)	(664.2)	(700.7)

Mining	(ZARm	)	(10,148.1)	(161.0)	(337.6)	(366.3)	(378.4)	(421.3)	(413.8)	(441.0)	(466.1)
Processing	(ZARm	)	(1,570.3)	(25.7)	(54.1)	(56.8)	(59.7)	(62.7)	(65.9)	(69.2)	(72.7)
Overheads	(ZARm	)	(3,048.2)	(46.3)	(97.3)	(102.2)	(107.4)	(112.8)	(118.5)	(124.5)	(130.7)
By-Product Credits	(ZARm	)	31.3	0.5	1.0	1.2	1.5	1.6	1.5	1.5	1.5
Mineral Royalty	(ZARm	)	(559.0)	—	—	—	—	(17.3)	(31.4)	(31.5)	(32.5)
Environmental	(ZARm	)	(32.0)	(0.4)	(0.9)	(0.9)	(0.9)	(1.0)	(1.0)	(1.1)	(1.2)
Terminal Benefits	(ZARm	)	(49.6)	—	—	(0.0)	—	(0.0)	(0.0)	(0.0)	(0.0)
Net Change in Working Capital	(ZARm	)	(0.5)	2.4	(0.5)	(5.8)	(7.0)	7.8	4.2	1.6	0.8

Operating Profit	(ZARm	)	6,831.4	99.3	218.7	367.5	537.1	545.7	419.8	385.2	379.8

Tax Liability	(ZARm	)	(516.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(960.9)	(28.5)	(58.4)	(45.4)	(25.4)	(24.6)	(24.7)	(26.2)	(27.6)

Project	(ZARm	)	(627.5)	(28.5)	(58.4)	(45.4)	(2.9)	—	—	—	—
Ongoing	(ZARm	)	(333.3)	—	—	—	(22.5)	(24.6)	(24.7)	(26.2)	(27.6)

Final Net Free Cash	(ZARm	)	5,354.2	70.9	160.3	322.1	511.7	521.1	395.1	359.0	352.2

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	62,043	57,694	61,207	55,292	46,396	49,408	55,836	58,828	60,205
Total Cash Costs	(ZAR/kg	)	62,043	57,694	61,207	55,292	46,396	49,408	55,836	58,828	60,205
Total Working Costs	(ZAR/kg	)	62,288	57,796	61,315	55,388	46,477	49,489	55,929	58,925	60,304
Total Costs	(ZAR/kg	)	66,388	64,260	68,707	60,791	49,243	50,847	57,755	61,105	62,609

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	23,205	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Head Grade	(g/t	)	6.5	6.4	6.7	7.1	6.7	6.3	5.1	5.9	4.7
Contained Gold	(koz	)	4,859	261	272	289	272	256	208	241	190

Processing

Milled Tonnage	(kt	)	23,205	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Milled Grade	(g/t	)	6.5	6.4	6.7	7.1	6.7	6.3	5.1	5.9	4.7
Milled Gold	(koz	)	4,859	261	272	289	272	256	208	241	190
Metallurgical Recovery	(%	)	96.6	96.6	96.7	96.8	96.7	96.6	96.2	96.5	96.0
Recovered Gold	(koz	)	4,695	252	263	280	263	247	201	232	182
Clean-up Gold	(koz	)	8	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	4,703	252	263	280	263	247	201	232	182

Commodity Sales

Gold	(koz	)	4,703	252	263	280	263	247	201	232	182
Silver	(koz	)	470	25	26	28	26	25	20	23	18

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%	)		2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal
Sales Revenue – Gold	(ZARm	)	22,207.8	1,100.1	1,207.9	1,349.5	1,330.0	1,316.7	1,120.6	1,363.5	1,125.0

Operating Expenditures	(ZARm	)	(15,376.4)	(743.6)	(810.0)	(862.5)	(908.4)	(942.4)	(990.2)	(998.0)	(1,005.0)

Mining	(ZARm	)	(10,148.1)	(498.8)	(559.3)	(583.1)	(624.1)	(636.8)	(691.2)	(665.9)	(677.2)
Processing	(ZARm	)	(1,570.3)	(76.3)	(80.2)	(84.2)	(88.4)	(92.9)	(97.6)	(102.5)	(107.6)
Overheads	(ZARm	)	(3,048.2)	(137.3)	(144.2)	(151.5)	(159.1)	(167.1)	(175.5)	(184.4)	(193.6)
By-Product Credits	(ZARm	)	31.3	1.6	1.7	1.9	1.9	1.9	1.6	1.9	1.6
Mineral Royalty	(ZARm	)	(559.0)	(33.0)	(36.3)	(40.5)	(40.0)	(39.6)	(33.7)	(41.0)	(33.8)
Environmental	(ZARm	)	(32.0)	(1.2)	(1.3)	(1.3)	(1.4)	(1.5)	(1.5)	(1.6)	(1.7)
Terminal Benefits	(ZARm	)	(49.6)	—	(0.0)	(0.0)	—	(0.0)	—	—	—
Net Change in Working Capital	(ZARm	)	(0.5)	1.5	9.5	(3.7)	2.7	(6.4)	7.7	(4.6)	7.4

Operating Profit	(ZARm	)	6,831.4	356.5	397.8	487.0	421.6	374.3	130.4	365.5	120.0

Tax Liability	(ZARm	)	(516.3)	0.0	0.0	0.0	0.0	–63.7	–18.6	–92.2	–3.9

Capital Expenditure	(ZARm	)	(960.9)	(29.4)	(141.3)	(120.5)	(120.5)	(24.9)	(24.2)	(48.2)	(53.3)

Project	(ZARm	)	(627.5)	—	(141.3)	(120.5)	(120.5)	(24.9)	(24.2)	(48.2)	(12.9)
Ongoing	(ZARm	)	(333.3)	(29.4)	—	—	—	—	—	—	(40.4)

Final Net Free Cash	(ZARm	)	5,354.2	327.1	256.6	366.5	301.1	285.8	87.7	225.1	62.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	62,043	62,807	62,925	59,011	63,531	65,922	82,581	67,564	83,450
Total Cash Costs	(ZAR/kg	)	62,043	62,807	62,925	59,011	63,531	65,922	82,581	67,564	83,450
Total Working Costs	(ZAR/kg	)	62,288	62,909	63,022	59,103	63,629	66,026	82,709	67,675	83,591
Total Costs	(ZAR/kg	)	66,388	65,265	73,151	67,657	71,854	68,231	84,075	71,266	87,376

Table 14.9b Target Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25	2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	1,260	1,260	633	54	86	288	94
Head Grade	(g/t	)	4.7	6.6	8.7	6.0	6.6	5.4	4.1
Contained Gold	(koz	)	189	266	177	10	18	50	12

Processing

Milled Tonnage	(kt	)	1,260	1,260	633	54	86	288	94
Milled Grade	(g/t	)	4.7	6.6	8.7	6.0	6.6	5.4	4.1
Milled Gold	(koz	)	189	266	177	10	18	50	12
Metallurgical Recovery	(%	)	96.0	96.6	97.1	96.5	96.6	96.3	95.7
Recovered Gold	(koz	)	181	257	172	10	18	48	12
Clean-up Gold	(koz	)	0	0	0	0	0	0	8
Saleable Metal	(koz	)	181	257	172	10	18	48	20

Commodity Sales

Gold	(koz	)	181	257	172	10	18	48	20
Silver	(koz	)	18	26	17	1	2	5	2

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708	725
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194	279,597

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70	12.00
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	1,175.3	1,747.0	1,230.0	75.1	139.0	400.0	176.6

Operating Expenditures	(ZARm	)	(1,063.2)	(1,143.3)	(735.9)	(132.7)	(134.0)	(335.8)	(172.9)

Mining	(ZARm	)	(711.3)	(747.2)	(394.3)	(35.3)	(58.8)	(208.2)	(71.0)
Processing	(ZARm	)	(113.1)	(118.8)	(63.7)	(7.6)	(11.4)	(34.9)	(24.5)
Overheads	(ZARm	)	(203.4)	(213.6)	(224.4)	(68.8)	(56.5)	(81.2)	(47.9)
By-Product Credits	(ZARm	)	1.7	2.5	1.7	0.1	0.2	0.6	0.2
Mineral Royalty	(ZARm	)	(35.3)	(52.5)	(37.0)	(2.3)	(4.2)	(12.0)	(5.3)
Environmental	(ZARm	)	(1.8)	(1.9)	(2.0)	(2.1)	(2.2)	(2.3)	(0.8)
Terminal Benefits	(ZARm	)	—	—	(11.1)	(19.4)	(0.3)	(0.4)	(18.4)
Net Change in Working Capital	(ZARm	)	0.0	(11.9)	(5.3)	2.7	(0.9)	2.6	(5.2)

Operating Profit	(ZARm	)	112.1	603.6	494.0	(57.6)	5.0	64.3	3.7

Tax Liability	(ZARm	)	–4.0	–174.5	–149.7	0.0	0.0	–9.8	0.0

Capital Expenditure	(ZARm	)	(42.4)	(44.6)	(28.0)	(4.5)	(5.1)	(13.3)	—

Project	(ZARm	)	—	—	—	—	—	—	—
Ongoing	(ZARm	)	(42.4)	(44.6)	(28.0)	(4.5)	(5.1)	(13.3)	—

Final Net Free Cash	(ZARm	)	65.6	384.5	316.4	(62.0)	(0.1)	41.2	3.7

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	83,883	60,056	54,187	140,718	87,320	77,932	78,124
Total Cash Costs	(ZAR/kg	)	83,883	60,056	54,187	140,718	87,320	77,932	78,124
Total Working Costs	(ZAR/kg	)	84,025	60,156	55,172	167,331	88,981	78,558	88,190
Total Costs	(ZAR/kg	)	87,378	63,158	57,687	169,556	92,972	81,047	90,939

Table 14.10a Harmony Free State Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	42,470	2,054	4,290	3,977	3,669	3,631	2,728	2,728	2,692
Head Grade	(g/t	)	4.7	4.4	4.5	4.5	4.6	4.6	4.8	4.8	4.9
Contained Gold	(koz	)	6,378	293	617	577	540	538	421	421	421

Processing

Milled Tonnage	(kt	)	42,470	2,054	4,290	3,977	3,669	3,631	2,728	2,728	2,692
Milled Grade	(g/t	)	4.7	4.4	4.5	4.5	4.6	4.6	4.8	4.8	4.9
Milled Gold	(koz	)	6,378	293	617	577	540	538	421	421	421
Metallurgical Recovery	(%	)	93.1	92.8	93.4	93.3	93.2	93.2	92.7	92.7	92.7
Recovered Gold	(koz	)	5,935	272	577	539	504	502	390	390	390
Clean-up Gold	(koz	)	28	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	5,963	272	577	539	504	502	390	390	390

Commodity Sales

Gold	(koz	)	5,963	272	577	539	504	502	390	390	390
Silver	(koz	)	596	27	58	54	50	50	39	39	39

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820
Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%	)		1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	24,788.5	706.7	1,709.8	1,789.2	1,722.4	1,801.5	1,472.2	1,546.3	1,622.3

Operating Expenditures	(ZARm	)	(26,112.4)	(809.3)	(1,741.9)	(1,707.3)	(1,693.1)	(1,728.2)	(1,545.5)	(1,548.0)	(1,614.7)

Mining	(ZARm	)	(20,163.3)	(672.2)	(1,449.4)	(1,407.2)	(1,366.8)	(1,419.3)	(1,186.0)	(1,245.7)	(1,297.1)
Processing	(ZARm	)	(1,717.2)	(45.8)	(96.2)	(97.4)	(98.5)	(103.0)	(88.9)	(93.4)	(97.6)
Overheads	(ZARm	)	(2,667.1)	(85.5)	(177.1)	(174.6)	(166.3)	(174.2)	(137.4)	(144.3)	(151.6)
By-Product Credits	(ZARm	)	34.9	1.0	2.4	2.5	2.4	2.5	2.1	2.2	2.3
Mineral Royalty	(ZARm	)	(539.5)	—	—	—	—	(27.1)	(44.2)	(46.5)	(48.7)
Environmental	(ZARm	)	(508.2)	(8.2)	(17.2)	(18.1)	(19.0)	(19.9)	(20.9)	(22.0)	(23.1)
Terminal Benefits	(ZARm	)	(522.5)	—	—	(8.0)	(43.9)	—	(68.9)	—	—
Net Change in Working Capital	(ZARm	)	(29.5)	1.5	(4.5)	(4.6)	(1.1)	12.7	(1.2)	1.6	1.1

Operating Profit	(ZARm	)	(1,323.9)	(102.6)	(32.0)	81.9	29.3	73.3	(73.2)	(1.7)	7.6

Tax Liability	(ZARm	)	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(1,140.3)	(39.7)	(85.6)	(81.9)	(65.2)	(68.2)	(71.6)	(75.2)	(78.5)

Project	(ZARm	)	(669.4)	(17.6)	(39.7)	(39.3)	(40.2)	(42.3)	(44.4)	(46.6)	(49.0)
Ongoing	(ZARm	)	(470.9)	(22.1)	(45.9)	(42.6)	(24.9)	(25.9)	(27.2)	(28.6)	(29.5)

Final Net Free Cash	(ZARm	)	(2,464.2)	(142.3)	(117.6)	(0.0)	(35.8)	5.2	(144.8)	(76.9)	(70.9)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	92,441	92,931	89,346	88,801	87,851	88,730	91,759	91,759	91,188
Total Cash Costs	(ZAR/kg	)	92,441	92,931	89,346	88,801	87,851	88,730	91,759	91,759	91,188
Total Working Costs	(ZAR/kg	)	95,626	93,878	90,238	90,181	91,239	89,757	97,426	93,079	92,510
Total Costs	(ZAR/kg	)	99,978	98,305	94,915	94,765	94,813	92,616	102,019	97,499	96,938

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	42,470	2,508	2,395	2,417	2,486	2,427	1,612	1,235	441
Head Grade	(g/t	)	4.7	4.8	4.8	4.8	4.7	4.8	4.6	4.8	4.8
Contained Gold	(koz	)	6,378	390	372	373	375	372	236	190	68

Processing

Milled Tonnage	(kt	)	42,470	2,508	2,395	2,417	2,486	2,427	1,612	1,235	441
Milled Grade	(g/t	)	4.7	4.8	4.8	4.8	4.7	4.8	4.6	4.8	4.8
Milled Gold	(koz	)	6,378	390	372	373	375	372	236	190	68
Metallurgical Recovery	(%	)	93.1	92.8	92.9	92.4	92.4	92.4	93.5	94.5	94.4
Recovered Gold	(koz	)	5,935	362	346	345	347	344	221	179	64
Clean-up Gold	(koz	)	28	0	0	0	0	0	0	0	22
Saleable Metal	(koz	)	5,963	362	346	345	347	344	221	179	86

Commodity Sales

Gold	(koz	)	5,963	362	346	345	347	344	221	179	86
Silver	(koz	)	596	36	35	34	35	34	22	18	9

Commodity Prices
Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241
Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%	)		2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	24,788.5	1,583.5	1,588.0	1,662.2	1,755.8	1,830.1	1,235.9	1,053.0	532.1

Operating Expenditures	(ZARm	)	(26,112.4)	(1,607.5)	(1,634.5)	(1,690.2)	(1,803.7)	(1,871.2)	(1,520.6)	(1,180.3)	(754.3)

Mining	(ZARm	)	(20,163.3)	(1,281.2)	(1,267.5)	(1,339.2)	(1,433.9)	(1,482.0)	(1,050.6)	(840.9)	(382.6)
Processing	(ZARm	)	(1,717.2)	(98.8)	(101.4)	(106.9)	(113.5)	(118.1)	(93.7)	(88.5)	(88.9)
Overheads	(ZARm	)	(2,667.1)	(159.2)	(163.9)	(172.2)	(180.8)	(190.0)	(199.5)	(172.0)	(73.1)
By-Product Credits	(ZARm	)	34.9	2.2	2.2	2.3	2.5	2.6	1.7	1.5	0.8
Mineral Royalty	(ZARm	)	(539.5)	(47.6)	(47.7)	(49.9)	(52.7)	(55.0)	(37.1)	(31.6)	(16.0)
Environmental	(ZARm	)	(508.2)	(24.2)	(25.5)	(26.7)	(28.1)	(29.5)	(31.0)	(32.6)	(34.2)
Terminal Benefits	(ZARm	)	(522.5)	—	(30.9)	—	—	—	(105.4)	(5.2)	(149.7)
Net Change in Working Capital	(ZARm	)	(29.5)	1.3	0.1	2.4	2.9	0.7	(5.0)	(10.9)	(10.6)

Operating Profit	(ZARm	)	(1,323.9)	(24.1)	(46.5)	(28.0)	(47.9)	(41.1)	(284.7)	(127.3)	(222.2)

Tax Liability	(ZARm	)	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(1,140.3)	(82.3)	(86.4)	(91.1)	(97.0)	(91.7)	(77.9)	(12.7)	(11.2)

Project	(ZARm	)	(669.4)	(51.5)	(54.0)	(56.8)	(59.6)	(62.6)	(65.8)	—	—
Ongoing	(ZARm	)	(470.9)	(30.9)	(32.4)	(34.3)	(37.3)	(29.0)	(12.1)	(12.7)	(11.2)

Final Net Free Cash	(ZARm	)	(2,464.2)	(106.4)	(132.9)	(119.1)	(144.8)	(132.8)	(362.6)	(140.0)	(233.4)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	92,441	92,944	92,313	93,084	94,082	93,505	103,649	99,818	97,711
Total Cash Costs	(ZAR/kg	)	92,441	92,944	92,313	93,084	94,082	93,505	103,649	99,818	97,711
Total Working Costs	(ZAR/kg	)	95,626	94,366	95,607	94,578	95,568	95,003	113,898	103,152	129,811
Total Costs	(ZAR/kg	)	99,978	99,123	100,653	99,537	100,543	99,621	120,132	105,230	133,617

Table 14.10b Harmony Free State Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25	2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	351	351	351	126
Head Grade	(g/t	)	4.6	4.6	4.6	4.5
Contained Gold	(koz	)	52	52	52	18

Processing

Milled Tonnage	(kt	)	351	351	351	126
Milled Grade	(g/t	)	4.6	4.6	4.6	4.5
Milled Gold	(koz	)	52	52	52	18
Metallurgical Recovery	(%	)	95.5	95.5	95.5	95.5
Recovered Gold	(koz	)	49	49	49	17
Clean-up Gold	(koz	)	—	—	—	6
Saleable Metal	(koz	)	49	49	49	23

Commodity Sales

Gold	(koz	)	49	49	49	23
Silver	(koz	)	5	5	5	2

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675
	(ZAR/kg	)	208,223	218,707	229,718	241,285

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12
US CPI	(%	)	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	318.5	334.6	351.4	172.6

Operating Expenditures	(ZARm	)	(484.9)	(463.5)	(454.7)	(259.0)

Mining	(ZARm	)	(306.5)	(321.9)	(303.5)	(109.9)
Processing	(ZARm	)	(49.8)	(52.3)	(54.9)	(29.8)
Overheads	(ZARm	)	(40.7)	(42.8)	(44.9)	(16.9)
By-Product Credits	(ZARm	)	0.4	0.5	0.5	0.2
Mineral Royalty	(ZARm	)	(9.6)	(10.1)	(10.6)	(5.2)
Environmental	(ZARm	)	(35.9)	(37.7)	(39.6)	(14.9)
Terminal Benefits	(ZARm	)	(42.3)	—	—	(68.2)
Net Change in Working Capital	(ZARm	)	(0.6)	0.8	(1.7)	(14.3)

Operating Profit	(ZARm	)	(166.3)	(128.9)	(103.3)	(86.4)

Tax Liability	(ZARm	)	—	—	—	—

Capital Expenditure	(ZARm	)	(11.8)	(12.4)	—	—

Project	(ZARm	)	—	—	—	—
Ongoing	(ZARm	)	(11.8)	(12.4)	—	—

Final Net Free Cash(ZARm)	(178.1)		(141.3)	(103.3)	(86.4)	—

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	118,408	118,408	109,248	86,913
Total Cash Costs	(ZAR/kg	)	118,408	118,408	109,248	86,913
Total Working Costs	(ZAR/kg	)	141,209	128,880	119,720	131,636
Total Costs	(ZAR/kg	)	144,821	132,106	120,178	139,348

Table 14.11a Evander Tax Entity (including projects): FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	67,107	887	1,743	1,700	1,644	1,639	1,641	1,696	2,161
Head Grade	(g/t	)	6.7	5.5	5.5	5.5	5.5	5.5	5.5	5.6	6.6
Contained Gold	(koz	)	14,503	157	308	301	292	291	293	307	456

Processing

Milled Tonnage	(kt	)	67,107	887	1,743	1,700	1,644	1,639	1,641	1,696	2,161
Milled Grade	(g/t	)	6.7	5.5	5.5	5.5	5.5	5.5	5.5	5.6	6.6
Milled Gold	(koz	)	14,503	157	308	301	292	291	293	307	456
Metallurgical Recovery	(%	)	95.2	96.7	96.7	96.7	96.7	96.7	96.7	96.6	96.1
Recovered Gold	(koz	)	13,809	152	298	291	282	281	283	296	438
Clean-up Gold	(koz	)	37	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	13,845	152	298	291	282	281	283	296	438

Commodity Sales

Gold	(koz	)	13,845	152	298	291	282	281	283	296	438
Silver	(koz	)	1,385	15	30	29	28	28	28	30	44

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%	)		1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	89,141.6	394.0	882.5	967.0	964.4	1,009.9	1,067.0	1,173.5	1,823.5

Operating Expenditures	(ZARm	)	(63,515.3)	(436.2)	(911.4)	(861.8)	(941.7)	(1,029.8)	(1,084.9)	(1,246.9)	(1,494.9)

Mining	(ZARm	)	(49,213.9)	(362.7)	(748.8)	(763.6)	(773.8)	(811.8)	(851.3)	(952.4)	(1,127.9)
Processing	(ZARm	)	(5,395.1)	(29.1)	(60.7)	(63.3)	(63.5)	(66.5)	(69.9)	(125.3)	(137.2)
Overheads	(ZARm	)	(4,974.9)	(46.1)	(96.4)	(101.3)	(106.4)	(111.8)	(117.4)	(150.9)	(159.5)
By-Product Credits	(ZARm	)	125.8	0.6	1.2	1.3	1.4	1.4	1.5	1.7	2.6
Mineral Royalty	(ZARm	)	(2,566.5)	—	—	—	—	(15.2)	(32.1)	(35.3)	(54.8)
Environmental	(ZARm	)	(293.8)	(2.1)	(4.5)	(4.7)	(5.0)	(5.2)	(5.5)	(5.7)	(6.0)
Terminal Benefits	(ZARm	)	(1,183.4)	—	(2.3)	(3.3)	(4.9)	(0.3)	—	—	—
Net Change in Working Capital	(ZARm	)	(13.5)	3.2	0.1	73.0	10.4	(20.6)	(10.3)	21.0	(12.0)

Operating Profit	(ZARm	)	25,626.3	(42.2)	(28.9)	105.2	22.7	(19.9)	(17.9)	(73.4)	328.6

Tax Liability	(ZARm	)	(5,007.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(13,670.1)	(28.5)	(81.5)	(991.8)	(1,112.1)	(769.5)	(620.2)	(809.5)	(761.4)

Project	(ZARm	)	(13,141.0)	(25.9)	(81.5)	(991.8)	(1,112.1)	(769.5)	(620.2)	(802.8)	(761.4)
Ongoing	(ZARm	)	(529.1)	(2.6)	—	—	—	—	—	(6.7)	—

Final Net Free Cash	(ZARm	)	6,948.5	(70.7)	(110.4)	(886.6)	(1,089.4)	(789.4)	(638.1)	(883.0)	(432.8)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	66,944	90,814	91,038	90,827	90,755	92,316	93,065	99,902	75,223
Total Cash Costs	(ZAR/kg	)	66,944	90,814	91,038	90,827	90,755	92,316	93,065	99,902	75,223
Total Working Costs	(ZAR/kg	)	68,076	91,258	91,720	91,609	91,699	92,819	93,541	100,356	75,530
Total Costs	(ZAR/kg	)	88,554	96,516	99,917	181,646	197,807	165,483	148,429	162,768	114,927

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	67,107	2,271	2,205	2,243	2,973	3,458	3,718	3,802	3,463
Head Grade	(g/t	)	6.7	7.2	6.8	6.7	6.8	6.8	6.9	6.9	6.9
Contained Gold	(koz	)	14,503	525	484	485	649	759	825	844	773

Processing

Milled Tonnage	(kt	)	67,107	2,271	2,205	2,243	2,973	3,458	3,718	3,802	3,463
Milled Grade	(g/t	)	6.7	7.2	6.8	6.7	6.8	6.8	6.9	6.9	6.9
Milled Gold	(koz	)	14,503	525	484	485	649	759	825	844	773
Metallurgical Recovery	(%	)	95.2	95.7	95.4	95.4	95.1	94.9	94.9	94.8	94.7
Recovered Gold	(koz	)	13,809	502	462	462	617	720	782	800	732
Clean-up Gold	(koz	)	37	0	0	0	0	0	0	0	6
Saleable Metal	(koz	)	13,845	502	462	462	617	720	782	800	737

Commodity Sales

Gold	(koz	)	13,845	502	462	462	617	720	782	800	737
Silver	(koz	)	1,385	50	46	46	62	72	78	80	74

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%	)		2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	89,141.6	2,193.6	2,121.9	2,229.0	3,124.0	3,832.0	4,371.5	4,697.4	4,546.8

Operating Expenditures	(ZARm	)	(63,515.3)	(1,453.4)	(1,460.1)	(1,639.0)	(2,269.8)	(2,738.0)	(3,003.9)	(3,190.7)	(3,092.8)

Mining	(ZARm	)	(49,213.9)	(1,126.1)	(1,113.4)	(1,248.0)	(1,776.0)	(2,126.8)	(2,322.7)	(2,549.3)	(2,437.7)
Processing	(ZARm	)	(5,395.1)	(132.1)	(133.1)	(202.5)	(225.9)	(245.3)	(261.6)	(276.1)	(277.0)
Overheads	(ZARm	)	(4,974.9)	(129.1)	(123.0)	(177.5)	(192.7)	(203.1)	(211.8)	(220.1)	(182.2)
By-Product Credits	(ZARm	)	125.8	3.1	3.0	3.1	4.4	5.4	6.2	6.6	6.4
Mineral Royalty	(ZARm	)	(2,566.5)	(65.9)	(63.7)	(67.0)	(93.9)	(115.1)	(131.3)	(141.1)	(136.6)
Environmental	(ZARm	)	(293.8)	(6.3)	(6.7)	(7.0)	(7.3)	(7.7)	(8.1)	(8.5)	(8.9)
Terminal Benefits	(ZARm	)	(1,183.4)	—	(24.6)	—	—	—	—	—	(41.9)
Net Change in Working Capital	(ZARm	)	(13.5)	3.0	1.5	59.8	21.5	(45.4)	(74.6)	(2.3)	(14.9)

Operating Profit	(ZARm	)	25,626.3	740.1	661.8	590.1	854.2	1,093.9	1,367.6	1,506.7	1,454.0

Tax Liability	(ZARm	)	(5,007.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(13,670.1)	(926.2)	(930.7)	(1,556.8)	(1,802.3)	(1,261.5)	(403.2)	(344.7)	(194.4)

Project	(ZARm	)	(13,141.0)	(926.2)	(930.7)	(1,556.8)	(1,802.3)	(1,233.7)	(373.3)	(311.6)	(161.5)
Ongoing	(ZARm	)	(529.1)	—	—	—	—	(27.8)	(29.9)	(33.1)	(32.9)

Final Net Free Cash	(ZARm	)	6,948.5	(186.0)	(268.8)	(966.7)	(948.1)	(167.6)	964.4	1,162.1	1,259.7

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	66,944	61,399	62,606	70,496	67,906	65,078	62,067	62,875	61,835
Total Cash Costs	(ZAR/kg	)	66,944	61,399	62,606	70,496	67,906	65,078	62,067	62,875	61,835
Total Working Costs	(ZAR/kg	)	68,076	61,668	63,975	70,787	68,125	65,264	62,239	63,044	62,874
Total Costs	(ZAR/kg	)	88,554	100,759	104,650	133,165	121,070	96,943	72,391	69,904	67,150

Table 14.11b Evander Tax Entity (including projects): FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25
Production

Mining

RoM Tonnage	(kt	)	3,500	3,174	2,919	2,747	2,702	2,526	2,567	2,378	2,221
Head Grade	(g/t	)	6.7	6.6	6.9	7.1	7.1	7.3	7.3	7.3	7.3
Contained Gold	(koz	)	751	676	646	629	620	593	606	556	519

Processing

Milled Tonnage	(kt	)	3,500	3,174	2,919	2,747	2,702	2,526	2,567	2,378	2,221
Milled Grade	(g/t	)	6.7	6.6	6.9	7.1	7.1	7.3	7.3	7.3	7.3
Milled Gold	(koz	)	751	676	646	629	620	593	606	556	519
Metallurgical Recovery	(%	)	94.6	94.6	94.7	94.8	94.8	94.8	94.9	94.9	94.9
Recovered Gold	(koz	)	710	640	612	596	588	563	574	528	492
Clean-up Gold	(koz	)	—	9	—	—	—	—	—	—	—
Saleable Metal	(koz	)	710	649	612	596	588	563	574	528	492

Commodity Sales

Gold	(koz	)	710	649	612	596	588	563	574	528	492
Silver	(koz	)	71	65	61	60	59	56	57	53	49

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708	725	742	760
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194	279,597	293,674	308,461

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70	12.00	12.31	12.63
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	4,597.2	4,415.5	4,374.1	4,472.8	4,632.5	4,658.2	4,995.0	4,818.9	4,721.2

Operating Expenditures	(ZARm	)	(3,088.1)	(3,157.4)	(3,045.9)	(2,994.9)	(3,105.1)	(2,987.3)	(3,208.0)	(3,100.7)	(3,072.9)

Mining	(ZARm	)	(2,468.1)	(2,457.2)	(2,376.8)	(2,342.9)	(2,463.7)	(2,423.7)	(2,523.6)	(2,522.4)	(2,368.1)
Processing	(ZARm	)	(283.9)	(303.3)	(253.7)	(246.1)	(252.1)	(225.7)	(236.6)	(241.8)	(248.2)
Overheads	(ZARm	)	(194.5)	(201.8)	(213.3)	(223.7)	(236.0)	(187.9)	(189.3)	(195.7)	(203.7)
By-Product Credits	(ZARm	)	6.5	6.2	6.2	6.3	6.5	6.6	7.1	6.8	6.7
Mineral Royalty	(ZARm	)	(138.1)	(132.7)	(131.4)	(134.4)	(139.2)	(139.9)	(150.1)	(144.8)	(141.8)
Environmental	(ZARm	)	(9.4)	(9.9)	(10.4)	(10.9)	(11.4)	(12.0)	(12.6)	(13.2)	(13.9)
Terminal Benefits	(ZARm	)	—	(62.0)	(59.9)	(39.2)	(10.9)	—	(92.4)	—	(95.1)
Net Change in Working Capital	(ZARm	)	(0.5)	3.1	(6.6)	(4.2)	1.7	(4.7)	(10.5)	10.5	(8.7)

Operating Profit	(ZARm	)	1,509.1	1,258.1	1,328.2	1,477.9	1,527.5	1,670.9	1,787.0	1,718.2	1,648.4

Tax Liability	(ZARm	)	—	—	—	–415.2	–546.1	–607.2	–691.9	–632.8	–632.9

Capital Expenditure	(ZARm	)	(176.2)	(149.8)	(117.8)	(112.8)	(108.7)	(118.0)	(33.1)	(101.6)	(36.5)

Project	(ZARm	)	(146.1)	(120.0)	(64.0)	(62.5)	(30.0)	(31.5)	(33.1)	(34.8)	(36.5)
Ongoing	(ZARm	)	(30.1)	(29.8)	(53.9)	(50.3)	(78.7)	(86.5)	—	(66.9)	—

Final Net Free Cash(ZARm)			1,332.9	1,108.3	1,210.4	949.8	872.7	945.7	1,062.0	983.8	979.0

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	62,192	64,972	63,046	61,067	61,842	59,234	57,505	59,712	58,137
Total Cash Costs	(ZAR/kg	)	62,192	64,972	63,046	61,067	61,842	59,234	57,505	59,712	58,137
Total Working Costs	(ZAR/kg	)	62,381	66,483	64,538	62,106	62,290	59,473	59,457	59,967	60,281
Total Costs	(ZAR/kg	)	65,951	69,568	67,180	64,535	64,436	61,919	60,269	61,723	61,172

Financial Year Project Year	Units		2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	2,207	1,541	466	465	291	160
Head Grade	(g/t	)	7.3	7.9	5.5	5.5	6.0	6.0
Contained Gold	(koz	)	518	393	83	83	56	31

Processing

Milled Tonnage	(kt	)	2,207	1,541	466	465	291	160
Milled Grade	(g/t	)	7.3	7.9	5.5	5.5	6.0	6.0
Milled Gold	(koz	)	518	393	83	83	56	31
Metallurgical Recovery	(%	)	94.9	95.3	96.7	96.7	96.8	96.8
Recovered Gold	(koz	)	491	374	80	80	54	30
Clean-up Gold	(koz	)	—	—	—	—	—	22
Saleable Metal	(koz	)	491	374	80	80	54	51

Commodity Sales

Gold	(koz	)	491	374	80	80	54	51
Silver	(koz	)	49	37	8	8	5	5

Commodity Prices

Gold Price	(US$/oz	)	778	797	816	836	856	876
	(ZAR/kg	)	323,992	340,305	357,439	375,436	394,339	414,194

Macro Economics

Exchange Rate	(US$:ZAR	)	12.95	13.28	13.63	13.98	14.34	14.70
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	4,950.8	3,960.4	889.1	936.9	661.2	659.5

Operating Expenditures	(ZARm	)	(2,977.6)	(2,270.8)	(1,464.2)	(973.1)	(712.2)	(501.8)

Mining	(ZARm	)	(2,346.6)	(1,766.1)	(695.1)	(728.2)	(445.9)	(193.4)
Processing	(ZARm	)	(260.2)	(193.9)	(69.2)	(72.6)	(53.9)	(84.8)
Overheads	(ZARm	)	(208.8)	(178.3)	(118.8)	(125.8)	(115.6)	(52.5)
By-Product Credits	(ZARm	)	7.0	5.6	1.3	1.3	0.9	0.9
Mineral Royalty	(ZARm	)	(148.7)	(119.0)	(26.7)	(28.1)	(19.9)	(19.8)
Environmental	(ZARm	)	(14.6)	(15.3)	(16.1)	(16.9)	(17.8)	(10.2)
Terminal Benefits	(ZARm	)	—	(0.0)	(563.1)	—	(53.9)	(129.7)
Net Change in Working Capital	(ZARm	)	(5.7)	(3.8)	23.6	(2.6)	(6.2)	(12.3)

Operating Profit	(ZARm	)	1,973.3	1,689.6	(575.1)	(36.2)	(51.0)	157.7

Tax Liability	(ZARm	)	–776.2	–667.6	—	—	—	–37.9

Capital Expenditure	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—

Project	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—
Ongoing	(ZARm	)	—	—	—	—	—	—

Final Net Free Cash(ZARm)			1,158.7	981.7	(617.4)	(36.2)	(51.0)	119.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	55,481	52,807	94,914	94,531	89,104	49,232
Total Cash Costs	(ZAR/kg	)	55,481	52,807	94,914	94,531	89,104	49,232
Total Working Costs	(ZAR/kg	)	55,755	53,167	155,419	96,209	99,173	68,941
Total Costs	(ZAR/kg	)	56,581	54,201	157,379	96,470	100,046	70,676

Table 14.12a Evander Tax Entity (excluding projects): FM in ZAR nominal terms (Scenario 1 Option ‘B’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	25,956	887	1,743	1,700	1,644	1,639	1,641	1,642	1,575
Head Grade	(g/t	)	5.6	5.5	5.5	5.5	5.5	5.5	5.5	5.6	5.6
Contained Gold	(koz	)	4,634	157	308	301	292	291	293	294	285

Processing

Milled Tonnage	(kt	)	25,956	887	1,743	1,700	1,644	1,639	1,641	1,642	1,575
Milled Grade	(g/t	)	5.6	5.5	5.5	5.5	5.5	5.5	5.5	5.6	5.6
Milled Gold	(koz	)	4,634	157	308	301	292	291	293	294	285
Metallurgical Recovery	(%)		96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7
Recovered Gold	(koz	)	4,481	152	298	291	282	281	283	285	276
Clean-up Gold	(koz	)	22	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	4,502	152	298	291	282	281	283	285	276

Commodity Sales

Gold	(koz	)	4,502	152	298	291	282	281	283	285	276
Silver	(koz	)	450	15	30	29	28	28	28	28	28

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%)			1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	24,324.7	394.0	882.5	967.0	964.4	1,009.9	1,067.0	1,127.8	1,147.6

Operating Expenditures	(ZARm	)	(24,395.6)	(435.6)	(909.4)	(934.3)	(950.8)	(1,000.0)	(1,070.1)	(1,080.5)	(1,080.1)

Mining	(ZARm	)	(18,511.1)	(362.7)	(748.8)	(763.6)	(773.8)	(811.8)	(851.3)	(844.4)	(836.6)
Processing	(ZARm	)	(1,788.8)	(29.1)	(60.7)	(63.3)	(63.5)	(66.5)	(69.9)	(73.5)	(74.3)
Overheads	(ZARm	)	(2,971.6)	(46.1)	(96.4)	(101.3)	(106.4)	(111.8)	(117.4)	(123.3)	(127.3)
By-Product Credits	(ZARm	)	34.3	0.6	1.2	1.3	1.4	1.4	1.5	1.6	1.6
Mineral Royalty	(ZARm	)	(619.2)	—	—	—	—	(15.2)	(32.1)	(33.9)	(34.5)
Environmental	(ZARm	)	(166.6)	(1.2)	(2.5)	(2.7)	(2.8)	(2.9)	(3.1)	(3.3)	(3.4)
Terminal Benefits	(ZARm	)	(359.0)	—	(2.3)	(3.3)	(4.9)	(0.3)	—	—	(4.5)
Net Change in Working Capital	(ZARm	)	(13.5)	2.9	0.1	(1.5)	(0.8)	7.0	2.2	(3.8)	(1.2)

Operating Profit	(ZARm	)	(70.9)	(41.6)	(26.9)	32.8	13.6	9.9	(3.0)	47.2	67.5

Tax Liability	(ZARm	)	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(1,117.9)	(28.5)	(81.5)	(85.7)	(67.2)	(63.4)	(66.6)	(36.7)	(30.3)

Project	(ZARm	)	(1,108.6)	(25.9)	(81.5)	(85.7)	(67.2)	(63.4)	(66.6)	(30.0)	(30.3)
Ongoing	(ZARm	)	(9.3)	(2.6)	—	—	—	—	—	(6.7)	—

Final Net Free Cash	(ZARm	)	(1,188.8)	(70.1)	(108.5)	(52.9)	(53.5)	(53.5)	(69.6)	10.5	37.2

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	90,813	90,814	91,038	90,827	90,755	92,316	93,065	88,407	86,683
Total Cash Costs	(ZAR/kg	)	90,813	90,814	91,038	90,827	90,755	92,316	93,065	88,407	86,683
Total Working Costs	(ZAR/kg	)	92,357	91,066	91,524	91,409	91,493	92,611	93,334	88,675	87,323
Total Costs	(ZAR/kg	)	97,133	96,383	99,723	99,948	98,039	97,798	98,943	92,013	89,867

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	25,956	1,093	947	945	912	857	812	796	491
Head Grade	(g/t	)	5.6	5.6	5.5	5.6	5.6	5.6	5.6	5.6	5.5
Contained Gold	(koz	)	4,634	198	169	169	163	154	145	142	87

Processing

Milled Tonnage	(kt	)	25,956	1,093	947	945	912	857	812	796	491
Milled Grade	(g/t	)	5.6	5.6	5.5	5.6	5.6	5.6	5.6	5.6	5.5
Milled Gold	(koz	)	4,634	198	169	169	163	154	145	142	87
Metallurgical Recovery	(%)		96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7
Recovered Gold	(koz	)	4,481	192	163	163	158	149	141	138	85
Clean-up Gold	(koz	)	22	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	4,502	192	163	163	158	149	141	138	85

Commodity Sales

Gold	(koz	)	4,502	192	163	163	158	149	141	138	85
Silver	(koz	)	450	19	16	16	16	15	14	14	8

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%)			2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	24,324.7	838.8	749.4	786.3	799.8	790.8	785.7	808.5	521.2

Operating Expenditures	(ZARm	)	(24,395.6)	(844.2)	(753.8)	(746.3)	(778.1)	(777.0)	(787.0)	(807.0)	(591.6)

Mining	(ZARm	)	(18,511.1)	(615.3)	(553.9)	(576.0)	(596.1)	(586.6)	(592.0)	(611.5)	(409.9)
Processing	(ZARm	)	(1,788.8)	(55.9)	(51.7)	(54.2)	(55.2)	(54.9)	(55.1)	(56.9)	(40.0)
Overheads	(ZARm	)	(2,971.6)	(93.7)	(85.6)	(89.9)	(96.8)	(101.7)	(106.7)	(109.6)	(66.3)
By-Product Credits	(ZARm	)	34.3	1.2	1.1	1.1	1.1	1.1	1.1	1.1	0.7
Mineral Royalty	(ZARm	)	(619.2)	(25.2)	(22.5)	(23.6)	(24.0)	(23.8)	(23.6)	(24.3)	(15.7)
Environmental	(ZARm	)	(166.6)	(3.6)	(3.8)	(4.0)	(4.2)	(4.4)	(4.6)	(4.8)	(5.1)
Terminal Benefits	(ZARm	)	(359.0)	(48.1)	(36.7)	—	(3.8)	(7.1)	(6.8)	—	(51.5)
Net Change in Working Capital	(ZARm	)	(13.5)	(3.7)	(0.6)	0.4	1.0	0.4	0.7	(1.0)	(3.9)

Operating Profit	(ZARm	)	(70.9)	(5.4)	(4.4)	40.0	21.8	13.9	(1.3)	1.5	(70.3)

Tax Liability	(ZARm	)	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(1,117.9)	(31.8)	(34.6)	(35.1)	(36.8)	(40.1)	(40.6)	(22.4)	(23.5)

Project	(ZARm	)	(1,108.6)	(31.8)	(34.6)	(35.1)	(36.8)	(40.1)	(40.6)	(22.4)	(23.5)
Ongoing	(ZARm	)	(9.3)	—	—	—	—	—	—	—	—

Final Net Free Cash	(ZARm	)	(1,188.8)	(37.2)	(38.9)	4.9	(15.1)	(26.2)	(41.9)	(20.8)	(93.8)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	90,813	87,352	88,332	87,732	89,541	89,947	91,771	92,035	94,653
Total Cash Costs	(ZAR/kg	)	90,813	87,352	88,332	87,732	89,541	89,947	91,771	92,035	94,653
Total Working Costs	(ZAR/kg	)	92,357	93,073	93,342	88,200	90,469	91,296	93,115	92,589	104,723
Total Costs	(ZAR/kg	)	97,133	97,002	97,706	92,297	94,631	95,960	97,840	95,273	109,593

Table 14.12b Evander Tax Entity (excluding projects): FM in ZAR nominal terms (Scenario 1 Option ‘B’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25
Production

Mining

RoM Tonnage	(kt	)	491	491	491	491	491	465	465	465	466
Head Grade	(g/t	)	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Contained Gold	(koz	)	87	87	87	87	87	83	83	83	83

Processing

Milled Tonnage	(kt	)	491	491	491	491	491	465	465	465	466
Milled Grade	(g/t	)	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Milled Gold	(koz	)	87	87	87	87	87	83	83	83	83
Metallurgical Recovery	(%)		96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7
Recovered Gold	(koz	)	85	85	85	85	85	80	80	80	80
Clean-up Gold	(koz	)	—	—	—	—	—	—	—	—	—
Saleable Metal	(koz	)	85	85	85	85	85	80	80	80	80

Commodity Sales

Gold	(koz	)	85	85	85	85	85	80	80	80	80
Silver	(koz	)	8	8	8	8	8	8	8	8	8

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708	725	742	760
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194	279,597	293,674	308,461

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70	12.00	12.31	12.63
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	547.5	575.1	604.0	634.4	666.4	663.0	696.4	731.3	767.2

Operating Expenditures	(ZARm	)	(562.6)	(591.0)	(620.8)	(652.0)	(684.8)	(689.4)	(716.9)	(753.1)	(791.3)

Mining	(ZARm	)	(430.6)	(452.2)	(475.0)	(498.9)	(524.1)	(518.2)	(544.2)	(571.9)	(602.0)
Processing	(ZARm	)	(42.1)	(44.2)	(46.4)	(48.7)	(51.2)	(51.5)	(54.1)	(56.8)	(59.7)
Overheads	(ZARm	)	(69.6)	(73.1)	(76.8)	(80.7)	(84.7)	(87.8)	(92.2)	(96.7)	(100.6)
By-Product Credits	(ZARm	)	0.8	0.8	0.9	0.9	0.9	0.9	1.0	1.0	1.1
Mineral Royalty	(ZARm	)	(16.4)	(17.3)	(18.1)	(19.1)	(20.0)	(19.9)	(20.9)	(22.0)	(23.0)
Environmental	(ZARm	)	(5.3)	(5.6)	(5.9)	(6.2)	(6.5)	(6.8)	(7.1)	(7.5)	(7.9)
Terminal Benefits	(ZARm	)	—	—	—	—	—	(6.3)	—	—	—
Net Change in Working Capital	(ZARm	)	0.6	0.6	0.6	0.6	0.8	0.1	0.8	0.8	0.9

Operating Profit	(ZARm	)	(15.1)	(15.9)	(16.7)	(17.6)	(18.4)	(26.3)	(20.5)	(21.8)	(24.1)

Tax Liability	(ZARm	)	—	—	—	—	—	—	—	—	—

Capital Expenditure	(ZARm	)	(24.7)	(25.9)	(27.2)	(28.6)	(30.0)	(31.5)	(33.1)	(34.8)	(36.5)

Project	(ZARm	)	(24.7)	(25.9)	(27.2)	(28.6)	(30.0)	(31.5)	(33.1)	(34.8)	(36.5)
Ongoing	(ZARm	)	—	—	—	—	—	—	—	—	—

Final Net Free Cash	(ZARm	)	(39.8)	(41.8)	(43.9)	(46.2)	(48.4)	(57.9)	(53.6)	(56.6)	(60.6)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	94,653	94,653	94,653	94,653	94,653	94,763	94,763	94,796	94,957
Total Cash Costs	(ZAR/kg	)	94,653	94,653	94,653	94,653	94,653	94,763	94,763	94,796	94,957
Total Working Costs	(ZAR/kg	)	95,555	95,555	95,555	95,555	95,555	96,593	95,716	95,749	95,911
Total Costs	(ZAR/kg	)	99,634	99,639	99,639	99,645	99,634	100,988	100,031	100,071	100,222

Financial Year Project Year	Units		2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	466	466	466	465	291	160
Head Grade	(g/t	)	5.5	5.5	5.5	5.5	6.0	6.0
Contained Gold	(koz	)	83	83	83	83	56	31

Processing

Milled Tonnage	(kt	)	466	466	466	465	291	160
Milled Grade	(g/t	)	5.5	5.5	5.5	5.5	6.0	6.0
Milled Gold	(koz	)	83	83	83	83	56	31
Metallurgical Recovery	(%)		96.7	96.7	96.7	96.7	96.8	96.8
Recovered Gold	(koz	)	80	80	80	80	54	30
Clean-up Gold	(koz	)	—	—	—	—	—	22
Saleable Metal	(koz	)	80	80	80	80	54	51

Commodity Sales

Gold	(koz	)	80	80	80	80	54	51
Silver	(koz	)	8	8	8	8	5	5

Commodity Prices

Gold Price	(US$/oz	)	778	797	816	836	856	876
	(ZAR/kg	)	323,992	340,305	357,439	375,436	394,339	414,194

Macro Economics

Exchange Rate	(US$:ZAR	)	12.95	13.28	13.63	13.98	14.34	14.70
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	805.3	846.5	889.1	936.9	661.2	659.5

Operating Expenditures	(ZARm	)	(831.5)	(873.1)	(916.8)	(965.8)	(704.6)	(496.2)

Mining	(ZARm	)	(633.2)	(664.1)	(695.1)	(728.2)	(445.9)	(193.4)
Processing	(ZARm	)	(62.8)	(65.9)	(69.2)	(72.6)	(53.9)	(84.8)
Overheads	(ZARm	)	(105.1)	(111.1)	(118.8)	(125.8)	(115.6)	(52.5)
By-Product Credits	(ZARm	)	1.1	1.2	1.3	1.3	0.9	0.9
Mineral Royalty	(ZARm	)	(24.2)	(25.4)	(26.7)	(28.1)	(19.9)	(19.8)
Environmental	(ZARm	)	(8.3)	(8.7)	(9.1)	(9.6)	(10.1)	(5.8)
Terminal Benefits	(ZARm	)	—	(0.0)	—	—	(53.9)	(129.7)
Net Change in Working Capital	(ZARm	)	0.9	0.9	0.9	(2.7)	(6.3)	(11.2)

Operating Profit	(ZARm	)	(26.2)	(26.6)	(27.7)	(28.9)	(43.4)	163.3

Tax Liability	(ZARm	)	—	—	—	—	—	—

Capital Expenditure	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—

Project	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—
Ongoing	(ZARm	)	—	—	—	—	—	—

Final Net Free Cash	(ZARm	)	(64.6)	(66.9)	(70.0)	(28.9)	(43.4)	163.3

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	95,055	94,947	94,914	94,531	89,104	49,232
Total Cash Costs	(ZAR/kg	)	95,055	94,947	94,914	94,531	89,104	49,232
Total Working Costs	(ZAR/kg	)	96,010	95,902	95,868	95,482	98,092	68,317
Total Costs	(ZAR/kg	)	100,331	100,226	100,196	95,749	98,973	69,888

Table 14.13 Orkney Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	7,401	446	947	931	931	918	765	453	453
Head Grade	(g/t	)	6.7	6.7	6.8	7.0	7.0	7.0	7.1	6.1	6.1
Contained Gold	(koz	)	1,594	96	208	208	208	208	174	89	89

Processing

Milled Tonnage	(kt	)	7,401	446	947	931	931	918	765	453	453
Milled Grade	(g/t	)	6.7	6.7	6.8	7.0	7.0	7.0	7.1	6.1	6.1
Milled Gold	(koz	)	1,594	96	208	208	208	208	174	89	89
Metallurgical Recovery	(%	)	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0
Recovered Gold	(koz	)	1,514	91	198	198	198	197	166	85	85
Clean-up Gold	(koz	)	0	0	0	0	0	0	0	0	0
Saleable Metal	(koz	)	1,514	91	198	198	198	197	166	85	85

Commodity Sales

Gold	(koz	)	1,514	91	198	198	198	197	166	85	85
Silver	(koz	)	151	9	20	20	20	20	17	8	8

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%)			1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	5,566.5	235.9	586.3	657.0	676.4	709.3	625.2	336.3	353.2

Operating Expenditures	(ZARm	)	(4,900.4)	(244.4)	(529.6)	(541.2)	(566.0)	(595.3)	(531.0)	(348.2)	(327.2)

Mining	(ZARm	)	(3,306.4)	(179.3)	(391.3)	(397.8)	(417.8)	(432.9)	(368.4)	(193.9)	(203.6)
Processing	(ZARm	)	(180.5)	(8.6)	(19.2)	(19.8)	(20.8)	(21.6)	(18.9)	(11.7)	(12.3)
Overheads	(ZARm	)	(1,249.6)	(55.9)	(117.5)	(122.3)	(128.5)	(134.9)	(125.1)	(96.1)	(100.9)
By-Product Credits	(ZARm	)	7.8	0.3	0.8	0.9	1.0	1.0	0.9	0.5	0.5
Mineral Royalty	(ZARm	)	(91.7)	—	—	—	—	(10.6)	(18.8)	(10.1)	(10.6)
Environmental	(ZARm	)	(5.2)	(0.2)	(0.4)	(0.4)	(0.4)	(0.4)	(0.5)	(0.5)	(0.5)
Terminal Benefits	(ZARm	)	(67.9)	—	—	—	—	—	—	(34.8)	—
Net Change in Working Capital	(ZARm	)	(6.8)	(0.7)	(2.0)	(1.8)	0.6	4.2	(0.3)	(1.7)	0.2

Operating Profit	(ZARm	)	666.1	(8.4)	56.7	115.8	110.4	113.9	94.2	(12.0)	26.0

Tax Liability	(ZARm	)	(173.9)	0.0	–5.7	–33.3	–30.1	–33.7	–26.5	0.0	0.0

Capital Expenditure	(ZARm	)	(70.6)	(4.7)	(10.3)	(10.5)	(11.0)	(5.1)	(5.4)	(5.7)	(5.9)

Project	(ZARm	)	—	—	—	—	—	—	—	—	—
Ongoing	(ZARm	)	(70.6)	(4.7)	(10.3)	(10.5)	(11.0)	(5.1)	(5.4)	(5.7)	(5.9)

Final Net Free Cash	(ZARm	)	421.7	(13.2)	40.8	72.0	69.2	75.1	62.3	(17.6)	20.1

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	79,793	84,439	79,851	77,747	77,747	78,448	78,776	85,975	85,975
Total Cash Costs	(ZAR/kg	)	79,793	84,439	79,851	77,747	77,747	78,448	78,776	85,975	85,975
Total Working Costs	(ZAR/kg	)	80,815	84,501	79,908	77,804	77,804	78,505	78,845	95,713	86,108
Total Costs	(ZAR/kg	)	82,126	86,401	81,769	79,574	79,238	78,632	79,686	97,750	87,609

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	7,401	444	444	444	227
Head Grade	(g/t	)	6.7	6.3	6.3	6.3	6.2
Contained Gold	(koz	)	1,594	89	89	89	45

Processing

Milled Tonnage	(kt	)	7,401	444	444	444	227
Milled Grade	(g/t	)	6.7	6.3	6.3	6.3	6.2
Milled Gold	(koz	)	1,594	89	89	89	45
Metallurgical Recovery	(%	)	95.0	95.0	95.0	95.0	95.0
Recovered Gold	(koz	)	1,514	85	85	85	43
Clean-up Gold	(koz	)	0	0	0	0	0
Saleable Metal	(koz	)	1,514	85	85	85	43

Commodity Sales

Gold	(koz	)	1,514	85	85	85	43
Silver	(koz	)	151	8	8	8	4

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558
	ZAR/kg	)		140,558	147,635	155,068	162,876

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07
US CPI	(%)			2.4	2.4	2.4	2.4
RSA CPI	(%)			5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	5,566.5	370.9	389.6	409.2	217.2

Operating Expenditures	(ZARm	)	(4,900.4)	(338.3)	(328.5)	(335.6)	(214.9)

Mining	(ZARm	)	(3,306.4)	(209.3)	(201.9)	(203.0)	(107.3)
Processing	(ZARm	)	(180.5)	(12.7)	(13.3)	(14.0)	(7.5)
Overheads	(ZARm	)	(1,249.6)	(105.3)	(100.6)	(105.7)	(56.8)
By-Product Credits	(ZARm	)	7.8	0.5	0.5	0.6	0.3
Mineral Royalty	(ZARm	)	(91.7)	(11.1)	(11.7)	(12.3)	(6.5)
Environmental	(ZARm	)	(5.2)	(0.5)	(0.6)	(0.6)	(0.3)
Terminal Benefits	(ZARm	)	(67.9)	—	—	—	(33.1)
Net Change in Working Capital	(ZARm	)	(6.8)	0.0	(1.0)	(0.7)	(3.6)

Operating Profit	(ZARm	)	666.1	32.6	61.1	73.5	2.3

Tax Liability	(ZARm	)	(173.9)	–3.6	–16.4	–24.4	0.0

Capital Expenditure	(ZARm	)	(70.6)	(6.1)	(5.9)	—	—

Project	(ZARm	)	—	—	—	—	—
Ongoing	(ZARm	)	(70.6)	(6.1)	(5.9)	—	—

Final Net Free Cash	(ZARm	)	421.7	22.8	38.8	49.1	2.3

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	79,793	84,599	77,962	75,901	76,049
Total Cash Costs	(ZAR/kg	)	79,793	84,599	77,962	75,901	76,049
Total Working Costs	(ZAR/kg	)	80,815	84,732	78,095	76,034	90,351
Total Costs	(ZAR/kg	)	82,126	86,259	79,723	76,188	91,884

Table 14.14 Welkom Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	0	0	0
Head Grade	(g/t	)	0.0	0.0	0.0
Contained Gold	(koz	)	0	0	0

Processing

Milled Tonnage	(kt	)	0	0	0
Milled Grade	(g/t	)	0.0	0.0	0.0
Milled Gold	(koz	)	0	0	0
Metallurgical Recovery	(%)		0.0	0.0	0.0
Recovered Gold	(koz	)	0	0	0
Clean-up Gold	(koz	)	0	0	0
Saleable Metal	(koz	)	0	0	0

Commodity Sales

Gold	(koz	)	0	0	0
Silver	(koz	)	0	0	0

Commodity Prices

Gold Price	(US$/oz	)		428	441
	(ZAR/kg	)		83,550	95,287

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72
US CPI	(%)			1.1	2.5
RSA CPI	(%)			2.1	5.1

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	—	—	—

Operating Expenditures	(ZARm	)	(40.2)	(23.9)	(16.3)

Mining	(ZARm	)	(23.7)	(21.8)	(1.9)
Processing	(ZARm	)	—	—	—
Overheads	(ZARm	)	—	—	—
By-Product Credits	(ZARm	)	—	—	—
Mineral Royalty	(ZARm	)	—	—	—
Environmental	(ZARm	)	(5.1)	(1.7)	(3.5)
Terminal Benefits	(ZARm	)	(8.5)	—	(8.5)
Net Change in Working Capital	(ZARm	)	(2.8)	(0.5)	(2.4)

Operating Profit	(ZARm	)	(40.2)	(23.9)	(16.3)

Tax Liability	(ZARm	)	—	0.0	0.0

Capital Expenditure	(ZARm	)	—	—	—

Project	(ZARm	)	—	—	—
Ongoing	(ZARm	)	—	—	—

Final Net Free Cash	(ZARm	)	(40.2)	(23.9)	(16.3)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	0	0	0
Total Cash Costs	(ZAR/kg	)	0	0	0
Total Working Costs	(ZAR/kg	)	0	0	0
Total Costs	(ZAR/kg	)	0	0	0

Table 14.15 Kalgold Tax Entity: FM in ZAR nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	3,963	662	1,431	1,431	439
Head Grade	(g/t	)	2.3	2.3	2.3	2.3	2.3
Contained Gold	(koz	)	296	49	107	107	33

Processing

Milled Tonnage	(kt	)	3,963	662	1,431	1,431	439
Milled Grade	(g/t	)	2.3	2.3	2.3	2.3	2.3
Milled Gold	(koz	)	296	49	107	107	33
Metallurgical Recovery	(%)		85.3	85.3	85.3	85.3	85.3
Recovered Gold	(koz	)	253	42	91	91	28
Clean-up Gold	(koz	)	1	0	0	0	1
Saleable Metal	(koz	)	254	42	91	91	29

Commodity Sales

Gold	(koz	)	254	42	91	91	29
Silver	(koz	)	25	4	9	9	3

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462
	(ZAR/kg	)		83,550	95,287	106,799	109,947

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41
US CPI	(%)			1.1	2.5	2.4	2.4
RSA CPI	(%)			2.1	5.1	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	784.2	109.7	270.6	303.3	100.6

Operating Expenditures	(ZARm	)	(706.5)	(119.8)	(247.2)	(259.1)	(80.4)

Mining	(ZARm	)	(387.7)	(69.4)	(137.8)	(143.8)	(36.7)
Processing	(ZARm	)	(296.1)	(47.4)	(103.6)	(108.9)	(36.1)
Overheads	(ZARm	)	(2.5)	(0.2)	(0.4)	(1.5)	(0.5)
By-Product Credits	(ZARm	)	1.1	0.2	0.4	0.4	0.1
Mineral Royalty	(ZARm	)	—	—	—	—	—
Environmental	(ZARm	)	(12.4)	(2.1)	(4.3)	(4.5)	(1.5)
Terminal Benefits	(ZARm	)	(4.3)	—	—	—	(4.3)
Net Change in Working Capital	(ZARm	)	(4.6)	(0.9)	(1.3)	(0.9)	(1.5)

Operating Profit	(ZARm	)	77.7	(10.1)	23.4	44.2	20.2

Tax Liability	(ZARm	)	—	0.0	0.0	0.0	0.0

Capital Expenditure	(ZARm	)	(6.8)	(2.2)	(4.6)	—	—

Project	(ZARm	)	—	—	—	—	—
Ongoing	(ZARm	)	(6.8)	(2.2)	(4.6)	—	—

Final Net Free Cash	(ZARm	)	70.9	(12.3)	18.8	44.2	20.2

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	79,221	87,156	79,269	79,263	67,559
Total Cash Costs	(ZAR/kg	)	79,221	87,156	79,269	79,263	67,559
Total Working Costs	(ZAR/kg	)	81,108	88,691	80,687	80,681	72,859
Total Costs	(ZAR/kg	)	82,455	91,018	82,636	80,964	74,241

Table 14.16 Australian Tax Entity: FM in A$ nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	14,963	1,823	2,848	2,848	2,077	1,588	1,588	1,588	604
Head Grade	(g/t	)	3.8	3.4	4.1	3.5	3.6	3.9	3.9	3.3	7.2
Contained Gold	(koz	)	1,836	199	372	323	237	201	197	167	140

Processing

Milled Tonnage	(kt	)	14,963	1,823	2,848	2,848	2,077	1,588	1,588	1,588	604
Milled Grade	(g/t	)	3.8	3.4	4.1	3.5	3.6	3.9	3.9	3.3	7.2
Milled Gold	(koz	)	1,836	199	372	323	237	201	197	167	140
Metallurgical Recovery	(%)		92.4	92.6	92.4	92.0	92.3	92.1	92.6	92.0	93.1
Recovered Gold	(koz	)	1,696	184	344	297	219	185	182	154	130
Clean-up Gold	(koz	)	—	—	—	—	—	—	—	—	—
Saleable Metal	(koz	)	1,696	184	344	297	219	185	182	154	130

Commodity Sales

Gold	(koz	)	1,696	184	344	297	219	185	182	154	130
Silver	(koz	)	—	—	—	—	—	—	—	—	—

Commodity Prices

Gold Price	(US$/oz	)		428	446	460	462	473	484	496	508
	(A$/oz	)		548	572	592	595	611	627	643	660

Macro Economics

Exchange Rate					1.28	1.28	1.29	1.29	1.29	1.29	1.30
US CPI	(%)			1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
AUS CPI	(%)			1.3	2.6	2.6	2.6	2.6	2.6	2.6	2.6

Financial – Nominal

Sales Revenue – Gold	(A$m	)	1,016.1	101.1	197.0	176.0	130.3	112.8	114.2	98.8	85.9

Operating Expenditures	(A$m	)	(842.6)	(84.5)	(168.4)	(156.3)	(123.5)	(97.0)	(84.3)	(68.2)	(60.5)

Mining	(A$m	)	(563.1)	(62.2)	(117.5)	(106.4)	(79.8)	(67.6)	(54.7)	(38.3)	(36.5)
Processing	(A$m	)	(212.3)	(22.4)	(36.5)	(37.5)	(33.2)	(21.8)	(22.3)	(22.9)	(15.7)
Overheads	(A$m	)	(12.4)	(1.2)	(2.5)	(2.6)	(2.0)	(1.3)	(1.4)	(1.4)	—
By-Product Credits	(A$m	)	1.6	0.1	0.3	0.3	0.2	0.2	0.2	0.2	0.1
Mineral Royalty	(A$m	)	(30.2)	(3.1)	(5.9)	(5.3)	(3.9)	(3.2)	(3.3)	(2.9)	(2.6)
Environmental	(A$m	)	(18.1)	(2.3)	(4.3)	(3.9)	(2.3)	(1.5)	(1.5)	(1.3)	(1.1)
Terminal Benefits	(A$m	)	—	—	—	—	—	—	—	—	—
Net Change in Working Capital	(A$m	)	(8.2)	6.5	(2.0)	(0.8)	(2.5)	(1.8)	(1.2)	(1.6)	(4.7)

Operating Profit	(A$m	)	173.5	16.6	28.6	19.7	6.9	15.9	30.0	30.6	25.4

Tax Liability	(A$m	)	—	—	—	—	—	—	—	—	—

Capital Expenditure	(A$m	)	(71.2)	(10.0)	(13.5)	(10.6)	(8.3)	(11.2)	(10.4)	(6.3)	(0.9)

Project	(A$m	)	(71.2)	(10.0)	(13.5)	(10.6)	(8.3)	(11.2)	(10.4)	(6.3)	(0.9)
Ongoing	(A$m	)	—	—	—	—	—	—	—	—	—

Final Net Free Cash	(A$m	)	102.3	6.6	15.0	9.1	(1.4)	4.6	19.5	24.3	24.5

Reporting Statistics – Real

Cash Costs	(A$/oz	)	474	475	464	501	533	500	440	416	420
Total Cash Costs	(A$/oz	)	492	494	484	523	552	515	455	433	428
Total Working Costs	(A$/oz	)	497	459	489	526	564	525	462	444	465
Total Costs	(A$/oz	)	539	513	529	561	602	586	519	485	472

Table 14.17 Papua New Guinea Tax Entity: FM in A$ nominal terms (Scenario 1 Option ‘A’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	21,459	—	—	2,752	3,483	3,480	3,481	3,500	3,504	1,259	—
Head Grade	(g/t	)	3.0	—	—	2.9	3.0	2.9	3.0	3.2	2.8	2.7	—
Contained Gold	(koz	)	2,041	—	—	259	335	325	332	363	318	109	—

Processing

Milled Tonnage	(kt	)	21,459	—	—	2,752	3,483	3,480	3,481	3,500	3,504	1,259	—
Milled Grade	(g/t	)	3.0	—	—	2.9	3.0	2.9	3.0	3.2	2.8	2.7	—
Milled Gold	(koz	)	2,041	—	—	259	335	325	332	363	318	109	—
Metallurgical Recovery	(%)		91.8	—	—	93.5	92.6	92.0	91.0	91.6	90.9	91.1	—
Recovered Gold	(koz	)	1,875	—	—	242	310	299	302	333	289	99	—
Clean-up Gold	(koz	)	—	—	—	—	—	—	—	—	—	—	—
Saleable Metal	(koz	)	1,875	—	—	242	310	299	302	333	289	99	—

Commodity Sales

Gold	(koz	)	1,875	—	—	242	310	299	302	333	289	99	—
Silver	(koz	)	25,509	—	—	448	3,137	4,488	5,379	4,468	5,864	1,724	—

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508	520	—
	(A$/oz	)		548	566	592	595	611	627	643	660	677	—

Macro Economics

Exchange Rate					1.28	1.28	1.29	1.29	1.29	1.29	1.30	1.30	—
US CPI	(%)			1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4	2.4	—
AUS CPI	(%)			1.3	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	—

Financial – Nominal

Sales Revenue – Gold	(A$m	)	1,171.6	—	—	143.2	184.7	182.7	189.3	214.1	190.5	67.0	—

Operating Expenditures	(A$m	)	(582.6)	—	—	(77.7)	(97.2)	(90.9)	(89.1)	(100.4)	(96.5)	(30.8)	—

Mining	(A$m	)	(377.3)	—	—	(27.8)	(59.6)	(65.4)	(69.9)	(70.8)	(74.9)	(8.9)	—
Processing	(A$m	)	(268.3)	—	—	(31.3)	(42.7)	(42.0)	(43.2)	(44.4)	(48.5)	(16.1)	—
Overheads	(A$m	)	(83.3)	—	—	(10.7)	(12.8)	(13.1)	(13.4)	(13.8)	(14.2)	(5.3)	—
By-Product Credits	(A$m	)	227.9	—	—	3.7	26.4	38.7	47.6	40.6	54.6	16.5	—
Mineral Royalty	(A$m	)	(53.0)	—	—	(2.9)	(4.2)	(7.5)	(8.6)	(9.9)	(12.8)	(7.2)	—
Environmental	(A$m	)	(11.5)	—	—	(1.4)	(1.8)	(1.8)	(1.9)	(2.1)	(1.9)	(0.7)	—
Terminal Benefits	(A$m	)	—	—	—	—	—	—	—	—	—	—	—
Net Change in Working Capital	(A$m	)	(17.2)	—	—	(7.2)	(2.5)	0.2	0.3	(0.0)	1.1	(9.0)	—

Operating Profit	(A$m	)	588.9	—	—	65.6	87.4	91.9	100.2	113.6	94.0	36.3	—

Tax Liability	(A$m	)	(75.5)	—	—	—	—	—	(1.7)	(12.5)	(28.0)	(23.4)	(10.0)

Capital Expenditure	(A$m	)	(303.2)	—	(209.0)	(73.8)	(5.9)	(3.2)	(3.4)	(3.5)	(3.7)	(0.8)	—

Project	(A$m	)	(283.9)	—	(209.0)	(72.0)	(2.8)	—	—	—	—	—	—
Ongoing	(A$m	)	(19.4)	—	—	(1.8)	(3.1)	(3.2)	(3.4)	(3.5)	(3.7)	(0.8)	—

Final Net Free Cash (A$m)			210.2	—	(209.0)	(8.2)	81.5	88.6	95.1	97.7	62.3	12.1	(10.0)

Reporting Statistics – Real

Cash Costs	(A$/oz	)	288	—	—	277	293	292	283	289	324	190	—
Total Cash Costs	(A$/oz	)	302	—	—	291	305	304	296	301	338	219	—
Total Working Costs	(A$/oz	)	311	—	—	321	313	304	295	302	334	311	—
Total Costs	(A$/oz	)	473	—	—	626	332	314	306	312	347	318	—

Table 14.18a Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	341,737	12,524	24,951	27,320	26,112	25,502	23,540	22,494	21,279
Head Grade	(g/t	)	5.6	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.4
Contained Gold	(koz	)	61,386	1,804	3,744	3,993	4,037	4,119	3,949	3,845	3,726

Processing

Milled Tonnage	(kt	)	341,737	12,524	24,951	27,320	26,112	25,502	23,540	22,494	21,279
Milled Grade	(g/t	)	5.6	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.4
Milled Gold	(koz	)	61,386	1,804	3,744	3,993	4,037	4,119	3,949	3,845	3,726
Metallurgical Recovery	(%)		95.3	94.6	94.7	94.8	95.0	95.2	95.1	95.2	95.2
Recovered Gold	(koz	)	58,476	1,707	3,547	3,784	3,837	3,920	3,757	3,660	3,547
Clean-up Gold	(koz	)	183	0	6	0	1	0	0	0	14
Saleable Metal	(koz	)	58,659	1,707	3,553	3,784	3,838	3,920	3,757	3,660	3,561

Commodity Sales

Gold	(koz	)	58,659	1,707	3,553	3,784	3,838	3,920	3,757	3,660	3,561
Silver	(koz	)	31,017	152	321	772	3,467	4,832	5,706	4,786	6,178

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%)			1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	284,590.1	4,435.6	10,541.0	12,570.6	13,124.9	14,079.0	14,174.3	14,505.4	14,821.2

Operating Expenditures	(ZARm	)	(217,385.2)	(4,345.4)	(9,406.7)	(10,143.1)	(10,278.1)	(10,828.8)	(10,961.9)	(11,115.8)	(11,254.3)

Mining	(ZARm	)	(163,563.5)	(3,452.9)	(7,372.6)	(7,762.1)	(7,948.7)	(8,487.2)	(8,347.7)	(8,407.3)	(8,441.4)
Processing	(ZARm	)	(18,614.0)	(428.3)	(880.7)	(1,076.2)	(1,078.9)	(1,017.7)	(1,032.3)	(1,113.9)	(1,116.1)
Overheads	(ZARm	)	(24,242.3)	(485.2)	(1,004.8)	(1,183.1)	(1,219.1)	(1,298.3)	(1,265.4)	(1,316.7)	(1,326.5)
By-Product Credits	(ZARm	)	1,779.4	6.3	14.9	37.0	168.6	246.0	305.0	268.7	364.0
Mineral Royalty	(ZARm	)	(7,406.7)	(14.7)	(30.7)	(46.2)	(46.9)	(247.9)	(442.5)	(456.6)	(489.8)
Environmental	(ZARm	)	(1,336.0)	(29.6)	(62.3)	(67.9)	(60.4)	(56.2)	(59.1)	(61.8)	(61.6)
Terminal Benefits	(ZARm	)	(3,726.1)	—	(38.1)	(36.9)	(53.0)	(0.6)	(108.4)	(35.7)	(138.8)
Net Change in Working Capital	(ZARm	)	(275.9)	59.0	(32.5)	(7.7)	(39.7)	33.0	(11.4)	7.5	(43.9)

Operating Profit	(ZARm	)	67,204.9	90.1	1,134.3	2,427.5	2,846.8	3,250.1	3,212.4	3,389.6	3,566.9

Tax Liability	(ZARm	)	(14,775.7)	0.0	–5.7	–33.3	–136.1	–515.0	–624.1	–762.7	–832.3

Capital Expenditure	(ZARm	)	(23,120.1)	(420.7)	(2,034.2)	(2,118.5)	(1,762.8)	(1,354.8)	(1,169.5)	(1,301.4)	(1,166.8)

Project	(ZARm	)	(19,498.5)	(364.1)	(1,937.3)	(2,006.0)	(1,621.7)	(1,170.2)	(967.2)	(1,067.6)	(946.9)
Ongoing	(ZARm	)	(3,621.6)	(56.6)	(96.9)	(112.4)	(141.1)	(184.5)	(202.3)	(233.8)	(219.9)

Final Net Free Cash	(ZARm	)	29,309.1	(330.6)	(905.6)	275.7	947.9	1,380.4	1,418.8	1,325.5	1,567.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	70,883	80,363	78,602	76,588	73,044	72,849	72,523	72,810	71,494
Total Cash Costs	(ZAR/kg	)	71,062	80,672	78,923	77,054	73,431	73,168	72,873	73,185	71,788
Total Working Costs	(ZAR/kg	)	72,412	80,413	79,574	78,006	74,307	73,491	73,886	73,763	73,135
Total Costs	(ZAR/kg	)	80,669	87,663	87,710	94,146	86,966	82,287	81,755	82,127	80,657

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	341,737	17,334	15,924	15,777	15,714	15,547	13,410	11,036	7,990
Head Grade	(g/t	)	5.6	5.8	5.9	5.9	5.9	5.7	5.9	6.8	6.8
Contained Gold	(koz	)	61,386	3,256	2,999	2,982	2,958	2,869	2,557	2,406	1,748

Processing

Milled Tonnage	(kt	)	341,737	17,334	15,924	15,777	15,714	15,547	13,410	11,036	7,990
Milled Grade	(g/t	)	5.6	5.8	5.9	5.9	5.9	5.7	5.9	6.8	6.8
Milled Gold	(koz	)	61,386	3,256	2,999	2,982	2,958	2,869	2,557	2,406	1,748
Metallurgical Recovery	(%)		95.3	95.5	95.6	95.5	95.4	95.3	95.4	95.7	95.6
Recovered Gold	(koz	)	58,476	3,109	2,866	2,849	2,822	2,733	2,440	2,304	1,671
Clean-up Gold	(koz	)	183	0	0	0	0	0	0	0	28
Saleable Metal	(koz	)	58,659	3,109	2,866	2,849	2,822	2,733	2,440	2,304	1,699

Commodity Sales

Gold	(koz	)	58,659	3,109	2,866	2,849	2,822	2,733	2,440	2,304	1,699
Silver	(koz	)	31,017	2,025	287	285	282	273	244	230	170

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%)			2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	284,590.1	13,593.4	13,159.6	13,739.5	14,296.5	14,542.6	13,636.7	13,523.2	10,478.2

Operating Expenditures	(ZARm	)	(217,385.2)	(10,008.5)	(9,953.9)	(10,263.9)	(10,912.9)	(11,206.6)	(10,839.0)	(10,242.3)	(8,441.0)

Mining	(ZARm	)	(163,563.5)	(7,615.3)	(7,421.6)	(7,861.0)	(8,355.5)	(8,594.2)	(8,116.5)	(7,761.1)	(5,900.9)
Processing	(ZARm	)	(18,614.0)	(764.3)	(685.8)	(779.1)	(811.6)	(843.2)	(809.2)	(765.5)	(711.9)
Overheads	(ZARm	)	(24,242.3)	(1,200.2)	(1,141.5)	(1,242.8)	(1,191.7)	(1,131.2)	(1,162.0)	(1,158.3)	(890.3)
By-Product Credits	(ZARm	)	1,779.4	125.0	18.6	19.4	20.2	20.5	19.3	19.1	14.8
Mineral Royalty	(ZARm	)	(7,406.7)	(441.8)	(395.3)	(412.7)	(429.5)	(436.9)	(409.7)	(406.3)	(314.8)
Environmental	(ZARm	)	(1,336.0)	(49.2)	(47.3)	(49.6)	(51.8)	(54.1)	(56.8)	(59.7)	(62.7)
Terminal Benefits	(ZARm	)	(3,726.1)	(4.5)	(285.1)	(0.0)	(112.9)	(122.3)	(232.4)	(87.0)	(543.2)
Net Change in Working Capital	(ZARm	)	(275.9)	(58.2)	4.1	62.0	19.9	(45.3)	(71.7)	(23.5)	(32.0)

Operating Profit	(ZARm	)	67,204.9	3,584.8	3,205.6	3,475.6	3,383.5	3,335.9	2,797.7	3,280.9	2,037.1

Tax Liability	(ZARm	)	(14,775.7)	–883.6	–763.3	–804.0	–720.8	–674.6	–515.8	–586.5	–180.1

Capital Expenditure	(ZARm	)	(23,120.1)	(1,314.2)	(1,422.9)	(2,022.1)	(2,212.6)	(1,580.5)	(663.2)	(546.3)	(359.0)

Project	(ZARm	)	(19,498.5)	(1,099.6)	(1,252.8)	(1,852.3)	(2,007.9)	(1,350.3)	(524.3)	(425.3)	(197.3)
Ongoing	(ZARm	)	(3,621.6)	(214.6)	(170.1)	(169.8)	(204.7)	(230.3)	(138.9)	(121.0)	(161.7)

Final Net Free Cash	(ZARm	)	29,309.1	1,387.1	1,019.4	649.4	450.1	1,080.8	1,618.6	2,148.0	1,498.1

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	70,883	67,950	67,939	69,470	69,958	70,160	71,368	69,178	69,169
Total Cash Costs	(ZAR/kg	)	71,062	68,143	67,939	69,470	69,958	70,160	71,368	69,178	69,169
Total Working Costs	(ZAR/kg	)	72,412	69,086	70,285	69,805	71,029	71,286	73,338	70,186	74,540
Total Costs	(ZAR/kg	)	80,669	78,081	80,299	83,056	85,275	81,670	78,344	74,100	78,006

Table 14.18b Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘A’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25
Production

Mining

RoM Tonnage	(kt	)	7,889	7,110	5,773	4,627	4,312	3,182	2,660	2,378	2,221
Head Grade	(g/t	)	6.7	7.0	7.4	7.4	7.5	7.3	7.2	7.3	7.3
Contained Gold	(koz	)	1,697	1,592	1,367	1,101	1,033	748	618	556	519

Processing

Milled Tonnage	(kt	)	7,889	7,110	5,773	4,627	4,312	3,182	2,660	2,378	2,221
Milled Grade	(g/t	)	6.7	7.0	7.4	7.4	7.5	7.3	7.2	7.3	7.3
Milled Gold	(koz	)	1,697	1,592	1,367	1,101	1,033	748	618	556	519
Metallurgical Recovery	(%)		95.6	95.7	95.7	95.6	95.5	95.2	94.9	94.9	94.9
Recovered Gold	(koz	)	1,623	1,525	1,309	1,052	987	712	586	528	492
Clean-up Gold	(koz	)	—	45	—	6	—	53	8	—	—
Saleable Metal	(koz	)	1,623	1,570	1,309	1,058	987	766	595	528	492

Commodity Sales

Gold	(koz	)	1,623	1,570	1,309	1,058	987	766	595	528	492
Silver	(koz	)	162	157	131	106	99	77	59	53	49

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708	725	742	760
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194	279,597	293,674	308,461

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70	12.00	12.31	12.63
US CPI	(%)		2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)		5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	10,509.3	10,678.0	9,353.9	7,940.2	7,779.3	6,338.4	5,171.6	4,818.9	4,721.2

Operating Expenditures	(ZARm	)	(7,955.9)	(7,871.9)	(6,966.9)	(5,961.7)	(5,438.6)	(4,533.8)	(3,380.9)	(3,100.7)	(3,072.9)

Mining	(ZARm	)	(5,937.6)	(5,713.1)	(5,030.0)	(4,339.1)	(3,964.6)	(3,072.5)	(2,594.6)	(2,522.4)	(2,368.1)
Processing	(ZARm	)	(695.3)	(729.6)	(524.4)	(436.1)	(416.0)	(412.1)	(261.1)	(241.8)	(248.2)
Overheads	(ZARm	)	(905.5)	(888.4)	(887.5)	(734.5)	(739.1)	(433.9)	(237.3)	(195.7)	(203.7)
By-Product Credits	(ZARm	)	14.8	15.1	13.2	11.2	11.0	8.9	7.3	6.8	6.7
Mineral Royalty	(ZARm	)	(315.7)	(320.8)	(281.0)	(238.5)	(233.7)	(190.4)	(155.4)	(144.8)	(141.8)
Environmental	(ZARm	)	(65.9)	(69.2)	(72.7)	(49.6)	(36.4)	(20.6)	(13.4)	(13.2)	(13.9)
Terminal Benefits	(ZARm	)	(48.1)	(153.4)	(175.3)	(159.8)	(45.9)	(392.0)	(110.7)	—	(95.1)
Net Change in Working Capital	(ZARm	)	(2.5)	(12.5)	(9.3)	(15.2)	(13.8)	(21.3)	(15.8)	10.5	(8.7)

Operating Profit	(ZARm	)	2,553.5	2,806.1	2,387.0	1,978.5	2,340.8	1,804.6	1,790.7	1,718.2	1,648.4

Tax Liability	(ZARm	)	–370.4	–524.5	–333.2	–593.8	–825.7	–651.0	–691.9	–632.8	–632.9

Capital Expenditure	(ZARm	)	(311.7)	(310.2)	(244.9)	(212.6)	(163.8)	(135.0)	(33.1)	(101.6)	(36.5)

Project	(ZARm	)	(170.2)	(121.8)	(64.0)	(62.5)	(32.1)	(31.5)	(33.1)	(34.8)	(36.5)
Ongoing	(ZARm	)	(141.5)	(188.4)	(181.0)	(150.1)	(131.7)	(103.5)	—	(66.9)	—

Final Net Free Cash	(ZARm	)	1,871.4	1,971.4	1,808.9	1,172.0	1,351.2	1,018.6	1,065.7	983.8	979.0

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	69,284	66,428	66,625	67,111	63,786	60,079	58,209	59,712	58,137
Total Cash Costs	(ZAR/kg	)	69,284	66,428	66,625	67,111	63,786	60,079	58,209	59,712	58,137
Total Working Costs	(ZAR/kg	)	70,292	68,364	69,087	69,560	64,769	66,126	60,438	59,967	60,281
Total Costs	(ZAR/kg	)	73,069	71,171	71,611	72,225	66,890	68,416	61,316	61,723	61,172

Financial Year Project Year	Units		2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	2,207	1,541	466	465	291	160
Head Grade	(g/t	)	7.3	7.9	5.5	5.5	6.0	6.0
Contained Gold	(koz	)	518	393	83	83	56	31

Processing

Milled Tonnage	(kt	)	2,207	1,541	466	465	291	160
Milled Grade	(g/t	)	7.3	7.9	5.5	5.5	6.0	6.0
Milled Gold	(koz	)	518	393	83	83	56	31
Metallurgical Recovery	(%)		94.9	95.3	96.7	96.7	96.8	96.8
Recovered Gold	(koz	)	491	374	80	80	54	30
Clean-up Gold	(koz	)	—	—	—	—	—	22
Saleable Metal	(koz	)	491	374	80	80	54	51

Commodity Sales

Gold	(koz	)	491	374	80	80	54	51
Silver	(koz	)	49	37	8	8	5	5

Commodity Prices

Gold Price	(US $/oz	)	778	797	816	836	856	876
	(ZAR/kg	)	323,992	340,305	357,439	375,436	394,339	414,194

Macro Economics

Exchange Rate	(US$:ZAR	)	12.95	13.28	13.63	13.98	14.34	14.70
US CPI	(%)		2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)		5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	4,950.8	3,960.4	889.1	936.9	661.2	659.5

Operating Expenditures	(ZARm	)	(2,977.6)	(2,270.8)	(1,464.2)	(973.1)	(712.2)	(501.8)

Mining	(ZARm	)	(2,346.6)	(1,766.1)	(695.1)	(728.2)	(445.9)	(193.4)
Processing	(ZARm	)	(260.2)	(193.9)	(69.2)	(72.6)	(53.9)	(84.8)
Overheads	(ZARm	)	(208.8)	(178.3)	(118.8)	(125.8)	(115.6)	(52.5)
By-Product Credits	(ZARm	)	7.0	5.6	1.3	1.3	0.9	0.9
Mineral Royalty	(ZARm	)	(148.7)	(119.0)	(26.7)	(28.1)	(19.9)	(19.8)
Environmental	(ZARm	)	(14.6)	(15.3)	(16.1)	(16.9)	(17.8)	(10.2)
Terminal Benefits	(ZARm	)	—	(0.0)	(563.1)	—	(53.9)	(129.7)
Net Change in Working Capital	(ZARm	)	(5.7)	(3.8)	23.6	(2.6)	(6.2)	(12.3)

Operating Profit	(ZARm	)	1,973.3	1,689.6	(575.1)	(36.2)	(51.0)	157.7

Tax Liability	(ZARm	)	–776.2	–667.6	—	—	—	–37.9

Capital Expenditure	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—

Project	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—
Ongoing	(ZARm	)	—	—	—	—	—	—

Final Net Free Cash	(ZARm	)	1,158.7	981.7	(617.4)	(36.2)	(51.0)	119.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	55,481	52,807	94,914	94,531	89,104	49,232
Total Cash Costs	(ZAR/kg	)	55,481	52,807	94,914	94,531	89,104	49,232
Total Working Costs	(ZAR/kg	)	55,755	53,167	155,419	96,209	99,173	68,941
Total Costs	(ZAR/kg	)	56,581	54,201	157,379	96,470	100,046	70,676

Table 14.19a Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘B’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	300,587	12,524	24,951	27,320	26,112	25,502	23,540	22,440	20,693
Head Grade	(g/t	)	5.3	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.3
Contained Gold	(koz	)	51,517	1,804	3,744	3,993	4,037	4,119	3,949	3,833	3,555

Processing

Milled Tonnage	(kt	)	300,587	12,524	24,951	27,320	26,112	25,502	23,540	22,440	20,693
Milled Grade	(g/t	)	5.3	4.5	4.7	4.5	4.8	5.0	5.2	5.3	5.3
Milled Gold	(koz	)	51,517	1,804	3,744	3,993	4,037	4,119	3,949	3,833	3,555
Metallurgical Recovery	(%)		95.4	94.6	94.7	94.8	95.0	95.2	95.1	95.2	95.2
Recovered Gold	(koz	)	49,148	1,707	3,547	3,784	3,837	3,920	3,757	3,649	3,385
Clean-up Gold	(koz	)	168	0	6	0	1	0	0	0	14
Saleable Metal	(koz	)	49,315	1,707	3,553	3,784	3,838	3,920	3,757	3,649	3,398

Commodity Sales

Gold	(koz	)	49,315	1,707	3,553	3,784	3,838	3,920	3,757	3,649	3,398
Silver	(koz	)	30,083	152	321	772	3,467	4,832	5,706	4,785	6,162

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$:ZAR	)		6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%)			1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	219,773.2	4,435.6	10,541.0	12,570.6	13,124.9	14,079.0	14,174.3	14,459.7	14,145.3

Operating Expenditures	(ZARm	)	(178,265.5)	(4,344.8)	(9,404.8)	(10,215.5)	(10,287.2)	(10,799.0)	(10,947.0)	(10,949.4)	(10,839.6)

Mining	(ZARm	)	(132,860.7)	(3,452.9)	(7,372.6)	(7,762.1)	(7,948.7)	(8,487.2)	(8,347.7)	(8,299.3)	(8,150.1)
Processing	(ZARm	)	(15,007.8)	(428.3)	(880.7)	(1,076.2)	(1,078.9)	(1,017.7)	(1,032.3)	(1,062.1)	(1,053.2)
Overheads	(ZARm	)	(22,239.1)	(485.2)	(1,004.8)	(1,183.1)	(1,219.1)	(1,298.3)	(1,265.4)	(1,289.1)	(1,294.4)
By-Product Credits	(ZARm	)	1,687.9	6.3	14.9	37.0	168.6	246.0	305.0	268.7	363.0
Mineral Royalty	(ZARm	)	(5,459.4)	(14.7)	(30.7)	(46.2)	(46.9)	(247.9)	(442.5)	(455.3)	(469.5)
Environmental	(ZARm	)	(1,208.8)	(28.7)	(60.3)	(65.9)	(58.2)	(54.0)	(56.7)	(59.3)	(59.0)
Terminal Benefits	(ZARm	)	(2,901.6)	—	(38.1)	(36.9)	(53.0)	(0.6)	(108.4)	(35.7)	(143.3)
Net Change in Working Capital	(ZARm	)	(275.9)	58.7	(32.5)	(82.2)	(50.9)	60.6	1.1	(17.3)	(33.1)

Operating Profit	(ZARm	)	41,507.7	90.8	1,136.2	2,355.1	2,837.7	3,280.0	3,227.3	3,510.3	3,305.7

Tax Liability	(ZARm	)	(9,768.1)	0.0	–5.7	–33.3	–136.1	–515.0	–624.1	–762.7	–832.3

Capital Expenditure	(ZARm	)	(10,567.8)	(420.7)	(2,034.2)	(1,212.3)	(717.9)	(648.7)	(615.9)	(528.6)	(435.6)

Project	(ZARm	)	(7,466.1)	(364.1)	(1,937.3)	(1,099.9)	(576.8)	(464.1)	(413.6)	(294.8)	(215.7)
Ongoing	(ZARm	)	(3,101.8)	(56.6)	(96.9)	(112.4)	(141.1)	(184.5)	(202.3)	(233.8)	(219.9)
Final Net Free Cash	(ZARm	)	21,171.8	(330.0)	(903.7)	1,109.4	1,983.8	2,116.4	1,987.3	2,219.0	2,037.9

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	73,808	80,363	78,602	76,588	73,044	72,849	72,523	71,828	72,245
Total Cash Costs	(ZAR/kg	)	74,021	80,672	78,923	77,054	73,431	73,168	72,873	72,204	72,554
Total Working Costs	(ZAR/kg	)	75,450	80,396	79,558	77,990	74,291	73,476	73,870	72,768	73,977
Total Costs	(ZAR/kg	)	79,959	87,651	87,694	87,861	79,635	77,432	78,030	76,354	76,987

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	300,587	16,156	14,667	14,479	13,654	12,946	10,505	8,030	5,018
Head Grade	(g/t	)	5.3	5.6	5.7	5.7	5.6	5.4	5.6	6.6	6.6
Contained Gold	(koz	)	51,517	2,930	2,683	2,666	2,473	2,264	1,877	1,705	1,062

Processing

Milled Tonnage	(kt	)	300,587	16,156	14,667	14,479	13,654	12,946	10,505	8,030	5,018
Milled Grade	(g/t	)	5.3	5.6	5.7	5.7	5.6	5.4	5.6	6.6	6.6
Milled Gold	(koz	)	51,517	2,930	2,683	2,666	2,473	2,264	1,877	1,705	1,062
Metallurgical Recovery	(%)		95.4	95.5	95.7	95.6	95.6	95.5	95.8	96.3	96.4
Recovered Gold	(koz	)	49,148	2,799	2,567	2,550	2,363	2,161	1,798	1,641	1,024
Clean-up Gold	(koz	)	168	0	0	0	0	0	0	0	22
Saleable Metal	(koz	)	49,315	2,799	2,567	2,550	2,363	2,161	1,798	1,641	1,046

Commodity Sales

Gold	(koz	)	49,315	2,799	2,567	2,550	2,363	2,161	1,798	1,641	1,046
Silver	(koz	)	30,083	1,994	257	255	236	216	180	164	105

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$:ZAR	)		8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%)			2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%)			5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	219,773.2	12,238.6	11,787.1	12,296.7	11,972.3	11,501.4	10,050.9	9,634.3	6,452.6

Operating Expenditures	(ZARm	)	(178,265.5)	(9,399.3)	(9,247.7)	(9,371.2)	(9,421.2)	(9,245.5)	(8,622.2)	(7,858.6)	(5,939.8)

Mining	(ZARm	)	(132,860.7)	(7,104.5)	(6,862.2)	(7,189.0)	(7,175.6)	(7,053.9)	(6,385.8)	(5,823.3)	(3,873.2)
Processing	(ZARm	)	(15,007.8)	(688.2)	(604.4)	(630.8)	(641.0)	(652.9)	(602.6)	(546.3)	(474.9)
Overheads	(ZARm	)	(22,239.1)	(1,164.7)	(1,104.1)	(1,155.2)	(1,095.8)	(1,029.8)	(1,057.0)	(1,047.9)	(774.5)
By-Product Credits	(ZARm	)	1,687.9	123.1	16.6	17.4	16.9	16.2	14.2	13.6	9.1
Mineral Royalty	(ZARm	)	(5,459.4)	(401.1)	(354.1)	(369.4)	(359.7)	(345.5)	(302.0)	(289.4)	(193.9)
Environmental	(ZARm	)	(1,208.8)	(46.5)	(44.4)	(46.6)	(48.7)	(50.8)	(53.3)	(56.0)	(58.8)
Terminal Benefits	(ZARm	)	(2,901.6)	(52.6)	(297.1)	(0.0)	(116.7)	(129.4)	(239.2)	(87.0)	(552.7)
Net Change in Working Capital	(ZARm	)	(275.9)	(64.9)	2.0	2.6	(0.7)	0.5	3.6	(22.2)	(20.9)

Operating Profit	(ZARm	)	41,507.7	2,839.3	2,539.4	2,925.5	2,551.1	2,255.8	1,428.7	1,775.7	512.8

Tax Liability	(ZARm	)	(9,768.1)	–883.6	–763.3	–804.0	–720.8	–674.6	–515.8	–586.5	–180.1

Capital Expenditure	(ZARm	)	(10,567.8)	(419.8)	(526.8)	(500.3)	(447.1)	(359.1)	(300.6)	(224.0)	(188.1)

Project	(ZARm	)	(7,466.1)	(205.2)	(356.7)	(330.6)	(242.4)	(156.6)	(191.6)	(136.1)	(59.3)
Ongoing	(ZARm	)	(3,101.8)	(214.6)	(170.1)	(169.8)	(204.7)	(202.5)	(109.1)	(87.9)	(128.8)
Final Net Free Cash	(ZARm	)	21,171.8	1,536.0	1,249.4	1,621.1	1,383.2	1,222.1	612.3	965.1	144.7

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	73,808	70,454	70,196	70,452	71,802	73,213	77,009	74,170	76,395
Total Cash Costs	(ZAR/kg	)	74,021	70,669	70,196	70,452	71,802	73,213	77,009	74,170	76,395
Total Working Costs	(ZAR/kg	)	75,450	72,060	72,887	70,804	73,085	74,669	79,712	75,549	85,199
Total Costs	(ZAR/kg	)	79,959	75,313	77,022	74,563	76,559	77,564	82,457	77,923	88,207

Table 14.19b Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘B’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25
Production

Mining

RoM Tonnage	(kt	)	4,881	4,427	3,346	2,371	2,101	1,121	559	465	466
Head Grade	(g/t	)	6.6	7.1	7.5	7.3	7.4	6.6	5.3	5.5	5.5
Contained Gold	(koz	)	1,034	1,004	808	560	501	237	95	83	83

Processing

Milled Tonnage	(kt	)	4,881	4,427	3,346	2,371	2,101	1,121	559	465	466
Milled Grade	(g/t	)	6.6	7.1	7.5	7.3	7.4	6.6	5.3	5.5	5.5
Milled Gold	(koz	)	1,034	1,004	808	560	501	237	95	83	83
Metallurgical Recovery	(%	)	96.5	96.6	96.7	96.6	96.6	96.7	96.6	96.7	96.7
Recovered Gold	(koz	)	997	969	781	541	484	230	92	80	80
Clean-up Gold	(koz	)	—	36	—	6	—	53	8	—	—
Saleable Metal	(koz	)	997	1,005	781	547	484	283	100	80	80

Commodity Sales

Gold	(koz	)	997	1,005	781	547	484	283	100	80	80
Silver	(koz	)	100	101	78	55	48	28	10	8	8

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708	725	742	760
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194	279,597	293,674	308,461

Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70	12.00	12.31	12.63
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	6,459.7	6,837.5	5,583.8	4,101.8	3,813.2	2,343.2	873.0	731.3	767.2

Operating Expenditures	(ZARm	)	(5,430.4)	(5,305.4)	(4,541.7)	(3,618.8)	(3,018.3)	(2,235.9)	(889.8)	(753.1)	(791.3)

Mining	(ZARm	)	(3,900.1)	(3,708.1)	(3,128.2)	(2,495.2)	(2,025.0)	(1,167.0)	(615.3)	(571.9)	(602.0)
Processing	(ZARm	)	(453.4)	(470.5)	(317.1)	(238.7)	(215.1)	(237.9)	(78.6)	(56.8)	(59.7)
Overheads	(ZARm	)	(780.6)	(759.7)	(751.0)	(591.6)	(587.9)	(333.7)	(140.2)	(96.7)	(100.6)
By-Product Credits	(ZARm	)	9.1	9.7	7.9	5.8	5.4	3.3	1.2	1.0	1.1
Mineral Royalty	(ZARm	)	(194.1)	(205.4)	(167.8)	(123.2)	(114.6)	(70.4)	(26.2)	(22.0)	(23.0)
Environmental	(ZARm	)	(61.8)	(64.9)	(68.2)	(44.9)	(31.5)	(15.4)	(7.9)	(7.5)	(7.9)
Terminal Benefits	(ZARm	)	(48.1)	(91.5)	(115.4)	(120.6)	(34.9)	(398.3)	(18.4)	—	—
Net Change in Working Capital	(ZARm	)	(1.4)	(15.0)	(2.1)	(10.4)	(14.8)	(16.5)	(4.5)	0.8	0.9

Operating Profit	(ZARm	)	1,029.2	1,532.1	1,042.1	483.0	794.9	107.4	(16.8)	(21.8)	(24.1)

Tax Liability	(ZARm	)	–370.4	–524.5	–333.2	–178.6	–279.7	–43.8	—	—	—

Capital Expenditure	(ZARm	)	(160.1)	(186.3)	(154.3)	(128.4)	(85.1)	(48.5)	(33.1)	(34.8)	(36.5)

Project	(ZARm	)	(48.8)	(27.7)	(27.2)	(28.6)	(32.1)	(31.5)	(33.1)	(34.8)	(36.5)
Ongoing	(ZARm	)	(111.4)	(158.6)	(127.1)	(99.8)	(53.0)	(17.0)	—	—	—

Final Net Free Cash	(ZARm	)	498.7	821.3	554.5	176.0	430.1	15.1	(49.9)	(56.6)	(60.6)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	76,482	69,742	72,460	77,962	71,543	71,574	91,398	94,796	94,957
Total Cash Costs	(ZAR/kg	)	76,482	69,742	72,460	77,962	71,543	71,574	91,398	94,796	94,957
Total Working Costs	(ZAR/kg	)	78,063	71,866	75,513	81,710	73,160	87,973	94,194	95,749	95,911
Total Costs	(ZAR/kg	)	80,386	74,601	78,114	84,852	75,593	90,548	98,192	100,071	100,222

Financial Year Project Year	Units		2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)	466	466	466	465	291	160
Head Grade	(g/t	)	5.5	5.5	5.5	5.5	6.0	6.0
Contained Gold	(koz	)	83	83	83	83	56	31

Processing

Milled Tonnage	(kt	)	466	466	466	465	291	160
Milled Grade	(g/t	)	5.5	5.5	5.5	5.5	6.0	6.0
Milled Gold	(koz	)	83	83	83	83	56	31
Metallurgical Recovery	(%	)	96.7	96.7	96.7	96.7	96.8	96.8
Recovered Gold	(koz	)	80	80	80	80	54	30
Clean-up Gold	(koz	)	—	—	—	—	—	22
Saleable Metal	(koz	)	80	80	80	80	54	51

Commodity Sales

Gold	(koz	)	80	80	80	80	54	51
Silver	(koz	)	8	8	8	8	5	5

Commodity Prices

Gold Price	(US$/oz	)	778	797	816	836	856	876
	(ZAR/kg	)	323,992	340,305	357,439	375,436	394,339	414,194

Macro Economics

Exchange Rate	(US$:ZAR	)	12.95	13.28	13.63	13.98	14.34	14.70
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	805.3	846.5	889.1	936.9	661.2	659.5

Operating Expenditures	(ZARm	)	(831.5)	(873.1)	(916.8)	(965.8)	(704.6)	(496.2)

Mining	(ZARm	)	(633.2)	(664.1)	(695.1)	(728.2)	(445.9)	(193.4)
Processing	(ZARm	)	(62.8)	(65.9)	(69.2)	(72.6)	(53.9)	(84.8)
Overheads	(ZARm	)	(105.1)	(111.1)	(118.8)	(125.8)	(115.6)	(52.5)
By-Product Credits	(ZARm	)	1.1	1.2	1.3	1.3	0.9	0.9
Mineral Royalty	(ZARm	)	(24.2)	(25.4)	(26.7)	(28.1)	(19.9)	(19.8)
Environmental	(ZARm	)	(8.3)	(8.7)	(9.1)	(9.6)	(10.1)	(5.8)
Terminal Benefits	(ZARm	)	—	(0.0)	—	—	(53.9)	(129.7)
Net Change in Working Capital	(ZARm	)	0.9	0.9	0.9	(2.7)	(6.3)	(11.2)

Operating Profit	(ZARm	)	(26.2)	(26.6)	(27.7)	(28.9)	(43.4)	163.3

Tax Liability	(ZARm	)	—	—	—	—	—	—

Capital Expenditure	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—

Project	(ZARm	)	(38.4)	(40.3)	(42.3)	—	—	—
Ongoing	(ZARm	)	—	—	—	—	—	—

Final Net Free Cash	(ZARm	)	(64.6)	(66.9)	(70.0)	(28.9)	(43.4)	163.3

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	95,055	94,947	94,914	94,531	89,104	49,232
Total Cash Costs	(ZAR/kg	)	95,055	94,947	94,914	94,531	89,104	49,232
Total Working Costs	(ZAR/kg	)	96,010	95,902	95,868	95,482	98,092	68,317
Total Costs	(ZAR/kg	)	100,331	100,226	100,196	95,749	98,973	69,888

Table 14.20a Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘C’)

Financial Year Project Year	Units		Totals/ Averages	2005(H2) 1	2006 2	2007 3	2008 4	2009 5	2010 6	2011 7	2012 8
Production

Mining

RoM Tonnage	(kt	)	228,421	9,264	18,338	21,078	20,231	19,672	18,620	17,534	16,365
Head Grade	(g/t	)	5.4	4.4	4.6	4.5	4.8	5.1	5.3	5.4	5.4
Contained Gold	(koz	)	39,970	1,309	2,736	3,034	3,124	3,210	3,156	3,041	2,841

Processing

Milled Tonnage	(kt	)	228,421	9,264	18,338	21,078	20,231	19,672	18,620	17,534	16,365
Milled Grade	(g/t	)	5.4	4.4	4.6	4.5	4.8	5.1	5.3	5.4	5.4
Milled Gold	(koz	)	39,970	1,309	2,736	3,034	3,124	3,210	3,156	3,041	2,841
Metallurgical Recovery	(%	)	95.7	94.8	94.9	94.9	95.2	95.4	95.4	95.5	95.4
Recovered Gold	(koz	)	38,233	1,241	2,595	2,879	2,975	3,062	3,010	2,903	2,711
Clean-up Gold	(koz	)	112	—	6	—	1	—	—	—	8
Saleable Metal	(koz	)	38,345	1,241	2,601	2,879	2,976	3,062	3,010	2,903	2,719

Commodity Sales

Gold	(koz	)	38,345	1,241	2,601	2,879	2,976	3,062	3,010	2,903	2,719
Silver	(koz	)	28,986	106	226	682	3,381	4,746	5,632	4,710	6,094

Commodity Prices

Gold Price	(US$/oz	)		428	441	460	462	473	484	496	508
	(ZAR/kg	)		83,550	95,287	106,799	109,947	115,483	121,298	127,405	133,820

Macro Economics

Exchange Rate	(US$/ZA			6.08	6.72	7.22	7.41	7.60	7.79	7.99	8.20
US CPI	(%	)		1.1	2.5	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		2.1	5.1	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	168,923.4	3,224.9	7,719.2	9,563.6	10,178.8	10,999.2	11,357.6	11,502.4	11,317.2

Operating Expenditures	(ZARm	)	(125,907.9)	(2,972.0)	(6,510.1)	(7,322.3)	(7,387.7)	(7,792.9)	(8,036.5)	(8,015.1)	(8,061.3)

Mining	(ZARm	)
Processing	(ZARm	)	(11,26.0)	(337.0)	(692.0)	(882.3)	(882.0)	(811.6)	(835.2)	(855.2)	(871.0)
Overheads	(ZARm	)	(16,389.5)	(339.4)	(703.0)	(877.5)	(915.2)	(979.6)	(976.2)	(985.3)	—
By-Product Credits	(ZARm	)	1,616.2	4.6	10.9	32.8	164.4	241.7	301.1	264.5	359.0
Mineral Royalty	(ZARm	)	(4,278.1)	(14.7)	(30.7)	(46.2)	(46.9)	(201.6)	(357.9)	(366.4)	(384.5)
Environmental	(ZARm	)	(532.9)	(19.3)	(40.4)	(45.0)	(36.3)	(31.0)	(32.5)	(33.9)	(32.5)
Terminal Benefits	(ZARm	)	(1.983.4)	—	(35.8)	(25.5)	(4.3)	(0.0)	(39.5)	(34.8)	(103.5)
Net Change in Working Capital	(ZARm	)	(227.4)	55.3	(27.2)	(75.9)	(49.2)	38.9	(0.5)	(14.4)	(27.5)

Operating Profit	(ZARm	)	43,015.5	252.8	1,2091	2,241.3	2,800.1	3,206.3	3,321.1	3,487.2	3,255.9

Tax Liability	(ZARm	)	(9,768.1)	0.0	–5.7	–33.3	–136.1	–515.0	–624.1	–762.7	–832.3

Capital Expenditure	(ZARm	)	(8,253.2)	(347.6)			(575.4)	(506.5)	(466.7)	(416.7)	(326.9)

Project	(ZARm	)	(5,687.3)	(320.6)		(974.1)	(469.4)	(358.5)	(302.6)	(218.2)	(136.5)
Ongoing	(ZARm	)	(2,565.9)	(27.0)	(41.7)	(60.1)	(106.0)	(148.1)	(164.1)	(198.5)	(190.4)

Final Net Free Cash	(ZARm	)	24,994.3	(94.8)	(654.3)	1,173.7	2,088.7	2,184.8	2,230.3	2,307.8	2,096.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	68,629	75,852	74,342	72,382	68.305	67,878	67.455	66,837	68,088
Total Cash Costs	(ZAR/kg	)	68,903	76,278	74,780	72,995	68.804	68,286	67.892	67,310	68,473
Total Working Costs	(ZAR/kg	)	70,041	75,659	75,392	73,906	69.269	68,481	68.375	67,806	69,708
Total Costs	(ZAR/kg	)	74,559	83,868	84,413	85,053	74.844	72,528	72.359	71,388	72,532

Financial Year Project Year	Units		Totals/ Averages	2013 9	2014 10	2015 11	2016 12	2017 13	2018 14	2019 15	2020 16
Production

Mining

RoM Tonnage	(kt	)	228,421	12,555	11,324	11,117	10,256	9,663	8,080	5,999	4,086
Head Grade	(g/t	)	5.4	5.8	5.9	5.9	5.9	5.6	5.8	7.1	6.9
Contained Gold	(koz	)	39,970	2,341	2,142	2,125	1,935	1,738	1,496	1,373	907

Processing

Milled Tonnage	(kt	)	228,421	12,555	11,324	11,117	10,256	9,663	8,080	5,999	4,086
Milled Grade	(g/t	)	5.4	5.8	5.9	5.9	5.9	5.6	5.8	7.1	6.9
Milled Gold	(koz	)	39,970	2,341	2,142	2,125	1,935	1,738	1,496	1,373	907
Metallurgical Recovery	(%	)	95.7	95.9	96.1	96.1	96.1	96.0	96.1	96.5	96.5
Recovered Gold	(koz	)	38,233	2,245	2,058	2,042	1,859	1,669	1,437	1,324	876
Clean-up Gold	(koz	)	112	—	—	—	—	—	—	—	—
Saleable Metal	(koz	)	38,345	2,245	2,058	2,042	1,859	1,669	1,437	1,324	876

Commodity Sales

Gold	(koz	)	38,345	2,245	2,058	2,042	1,859	1,669	1,437	1,324	876
Silver	(koz	)	28,986	1,939	206	204	186	167	144	132	88

Commodity Prices

Gold Price	(US$/oz	)		520	532	545	558	572	585	599	614
	(ZAR/ kg	)		140,558	147,635	155,068	162,876	171,077	179,691	188,738	198,241

Macro Economics

Exchange Rate	(US$/ZA			8.41	8.62	8.85	9.07	9.31	9.55	9.79	10.04
US CPI	(%	)		2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)		5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	168,923.4	9,816.3	9,449.7	9,848.2	9,416.6	8,880.5	8,029.2	7,772.8	5,399.2

Operating Expenditures	(ZARm	)	(125,907.9)	(6,947.6)	(6,859.4)	(6,934.7)	(6,839.4)	(6,597.3)	(6,314.5)	(5,871.3)	(4,593.9)

Mining	(ZARm	)
Processing	(ZARm	)	(11,26.0)	(533.5)	(451.3)	(469.8)	(472.3)	(479.8)	(453.9)	(400.9)	(345.9)
Overheads	(ZARm	)	(16,389.5)	(911.8)	(854.6)	(893.1)	(818.1)	(738.1)	(750.7)	(766.2)	(635.1)
By-Product Credits	(ZARm	)	1,616.2	119.7	13.3	13.9	13.3	12.5	11.3	11.0	7.6
Mineral Royalty	(ZARm	)	(4,278.1)	(328.3)	(283.9)	(295.8)	(282.9)	(266.8)	(241.2)	(233.5)	(162.2)
Environmental	(ZARm	)	(532.9)	(18.7)	(15.1)	(15.9)	(16.4)	(16.9)	(17.7)	(18.6)	(19.6)
Terminal Benefits	(ZARm	)	(1.983.4)	(4.5)	(229.6)	(0.0)	(112.9)	(122.3)	(127.0)	(81.8)	(351.6)
Net Change in Working Capital	(ZARm	)	(227.4)	(62.4)	2.5	(0.2)	(4.6)	(0.5)	7.9	(10.3)	(6.5)

Operating Profit	(ZARm	)	43,015.5	2,868.8	2,590.3	2,913.5	2,577.2	2,283.1	1,714.7	1,901.4	805.3

Tax Liability	(ZARm	)	(9,768.1)	–883.6	–763.3	–804.0	–702.8	–674.6	–515.8	–586.5	–180.1

Capital Expenditure	(ZARm	)	(8,253.2)	(305.6)	(405.8)	(374.2)	(313.4)	(227.4)	(182.1)	(189.0)	(153.4)

Project	(ZARm	)	(5,687.3)	(121.9)	(268.1)	(238.7)	(146.0)	(53.9)	(85.2)	(113.8)	(35.8)
Ongoing	(ZARm	)	(2,565.9)	(183.7)	(137.7)	(135.4)	(167.4)	(173.5)	(96.9)	(75.2)	(117.6)

Final Net Free Cash	(ZARm	)	24,994.3	1,679.6	1,421.2	1,735.3	1,543.1	1,381.1	1,016.8	1,125.9	471.8

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	68,629	65,382	65,040	65,252	66,141	67,541	71,463	68,837	72,532
Total Cash Costs	(ZAR/kg	)	68,903	65,650	65,040	65,252	66,141	67,541	71,463	68,837	72,532
Total Working Costs	(ZAR/kg	)	70,041	66,666	67,446	65,402	67,416	68,997	73,138	70,037	78,917
Total Costs	(ZAR/kg	)	74,559	69,619	71,411	68,932	70,552	71,380	71,380	72,418	81,667

Table 14.20b Harmony: FM in ZAR nominal terms (Scenario 1 Option ‘C’) continued

Financial Year Project Year	Units		2021 17	2022 18	2023 19	2024 20	2025 21	2026 22	2027 23	2028 24	2029 25
Production

Mining

RoM Tonnage	(kt	)	4,038	3,585	2,503	1,754	1,610	656	94
Head Grade	(g/t	)	6.9	7.5	8.3	8.1	8.0	7.3	4.1
Contained Gold	(koz	)	895	865	669	454	413	155	12

Processing

Milled Tonnage	(kt	)	4,038	3,585	2,503	1,754	1,610	656	94
Milled Grade	(g/t	)	6.9	7.5	8.3	8.1	8.0	7.3	4.1
Milled Gold	(koz	)	895	865	669	454	413	155	12
Metallurgical Recovery	(%	)	96.5	96.7	96.8	96.6	96.6	96.8	95.7
Recovered Gold	(koz	)	864	836	648	439	399	150	12
Clean-up Gold	(koz	)	—	36	—	—	—	53	8
Saleable Metal	(koz	)	864	871	648	439	399	203	20

Commodity Sales

Gold	(koz	)	864	871	648	439	399	203	20
Silver	(koz	)	86	87	65	44	40	20	2

Commodity Prices

Gold Price	(US$/oz	)	629	644	659	675	691	708	725
	(ZAR/kg	)	208,223	218,707	229,718	241,285	253,433	266,194	279,597
Macro Economics

Exchange Rate	(US$:ZAR	)	10.30	10.57	10.84	11.12	11.41	11.70	12.00
US CPI	(%	)	2.4	2.4	2.4	2.4	2.4	2.4	2.4
RSA CPI	(%	)	5.0	5.0	5.0	5.0	5.0	5.0	5.0

Financial – Nominal

Sales Revenue – Gold	(ZARm	)	5,593.6	5,927.9	4,628.4	3,294.7	3,146.8	1,680.2	176.6

Operating Expenditures	(ZARm	)	(4,382.9)	(4,251.0)	(3,466.3)	(2,707.7)	(2,333.5)	(1,546.5)	(172.9)

Mining	(ZARm	)	(3,163.0)	(2,933.9)	(2,349.7)	(1,886.3)	(1,500.9)	(648.8)	(71.0)
Processing	(ZARm	)	(361.6)	(374.1)	(215.8)	(160.2)	(163.9)	(186.4)	(24.5)
Overheads	(ZARm	)	(670.3)	(643.8)	(629.2)	(494.0)	(503.1)	(245.9)	(47.9)
By-Product Credits	(ZARm	)	7.9	8.4	6.5	4.7	4.4	2.4	0.2
Mineral Royalty	(ZARm	)	(168.0)	(178.1)	(139.0)	(99.0)	(94.5)	(50.5)	(5.3)
Environmental	(ZARm	)	(20.6)	(21.6)	(22.7)	(23.8)	(25.0)	(8.6)	(0.8)
Terminal Benefits	(ZARm	)	(5.9)	(91.5)	(115.4)	(52.4)	(34.9)	(392.0)	(18.4)
Net Change in Working Capital	(ZARm	)	(1.4)	(16.4)	(1.0)	3.3	(15.5)	(16.6)	(5.2)

Operating Profit	(ZARm	)	1,210.7	1,676.9	1,162.1	587.0	813.3	133.7	3.7

Tax Liability	(ZARm	)	–370.4	–524.5	–333.2	–178.6	–279.7	–43.8	—

Capital Expenditure	(ZARm	)	(123.7)	(148.1)	(127.1)	(99.8)	(55.1)	(17.0)	—

Project	(ZARm	)	(24.1)	(1.8)	—	—	(2.1)	—	—
Ongoing	(ZARm	)	(99.6)	(146.2)	(127.1)	(99.8)	(53.0)	(17.0)	—

Final Net Free Cash	(ZARm	)	716.6	1,004.4	701.8	308.6	478.5	72.9	3.7

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)	72,316	64,578	66,770	74,279	66,649	62,424	78,124
Total Cash Costs	(ZAR/kg	)	72,316	64,578	66,770	74,279	66,649	62,424	78,124
Total Working Costs	(ZAR/kg	)	72,755	66,350	69,541	76,428	68,418	84,571	88,190
Total Costs	(ZAR/kg	)	74,832	68,926	72,111	79,148	70,502	86,428	90,939

Financial Year Project Year	Units		2030 26	2031 27	2032 28	2033 29	2034 30	2035 31	2036 32	2037 33	2038 34
Production

Mining

RoM Tonnage	(kt	)
Head Grade	(g/t	)
Contained Gold	(koz	)

Processing

Milled Tonnage	(kt	)
Milled Grade	(g/t	)
Milled Gold	(koz	)
Metallurgical Recovery	(%	)
Recovered Gold	(koz	)
Clean-up Gold	(koz	)
Saleable Metal	(koz	)

Commodity Sales

Gold	(koz	)
Silver	(koz	)

Commodity Prices

Gold Price	(US $/oz	)
	(ZAR/kg	)
Macro Economics

Exchange Rate	(US$:ZAR	)
US CPI	(%	)
RSA CPI	(%	)

Financial – Nominal

Sales Revenue – Gold	(ZARm	)

Operating Expenditures	(ZARm	)

Mining	(ZARm	)
Processing	(ZARm	)
Overheads	(ZARm	)
By-Product Credits	(ZARm	)
Mineral Royalty	(ZARm	)
Environmental	(ZARm	)
Terminal Benefits	(ZARm	)
Net Change in Working Capital	(ZARm	)

Operating Profit	(ZARm	)

Tax Liability	(ZARm	)

Capital Expenditure	(ZARm	)

Project	(ZARm	)
Ongoing	(ZARm	)

Final Net Free Cash	(ZARm	)

Reporting Statistics – Real

Cash Costs	(ZAR/kg	)
Total Cash Costs	(ZAR/kg	)
Total Working Costs	(ZAR/kg	)
Total Costs	(ZAR/kg	)

14.6	Enterprise Value – Net Present Values and Sensitivities

The following section presents the NPVs of the nominal cash flow as derived form the FMs for each Tax Entity and the consolidated summary for the Company. The NPV detail presented at the Tax Entity Level is only for Scenario 1 Option ‘A’. For the consolidated summary for the Company the NPV detail is for Scenario 1 Option ‘A’ through to Option ‘C’.

The various NPV tables include the following:

•	NPVs at a range of discount factors in relation to the Mining Asset specific WACC;

•	NPV sensitivity to discount factors based on percentage variance of the Mining Asset specific WACC;

•	NPV sensitivity to sales revenue, total working costs and capital expenditure derived from single parameter sensitivity analysis at the Mining Asset specific WACC; and

•	NPV sensitivity to sales revenue and total working costs derived from twin parameter sensitivity at the Mining Asset specific WACC.

In addition to the above IRR sensitivities to sales revenue and total working costs has also been derived for certain of the projects associated with the Mining Assets.

14.6.1	Freegold Tax Entity (Scenario 1 Option ‘A’)

Table 14.21 Freegold Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	4,378.3
6.00	3,712.8
8.00	3,127.5
10.00	2,664.3

11.66	2,351.1

15.00	1,863.5
18.00	1,542.3
20.00	1,371.9
22.00	1,228.0

Table 14.22 Freegold Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00	9.33	2,808.6
–15.00	9.91	2,683.0
–10.00	10.49	2,565.3
–5.00	11.08	2,454.8

0.00	11.66	2,351.1

5.00	12.24	2,253.6
10.00	12.82	2,161.8
15.00	13.41	2,075.4
20.00	13.99	1,993.9

Table 14.23 Freegold Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(3,848.3)	(1,500.1)	669.9	2,351.1	3,808.0	5,180.1	6,531.1
Total Working Cost	4,046.2	3,505.3	2,939.4	2,351.1	1,742.3	1,047.6	238.3
Capital Expenditure	2,463.0	2,422.0	2,386.5	2,351.1	2,315.6	2,280.2	2,244.7

Table 14.24 Freegold Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(985.5)	1,107.5	2,653.8	4,046.2	5,432.6	6,758.0	8,083.4
Total	–10%	(1,939.8)	312.1	2,065.2	3,505.3	4,873.8	6,240.6	7,566.0
Working	–5%	(2,894.0)	(545.8)	1,417.7	2,939.4	4,333.2	5,723.2	7,048.6
Costs	0%	(3,848.3)	(1,500.1)	669.9	2,351.1	3,808.0	5,180.1	6,531.1
Sensitivity	5%	(4,802.5)	(2,454.4)	(140.5)	1,742.3	3,225.0	4,620.3	6,013.7
	10%	(5,756.8)	(3,408.6)	(1,060.4)	1,047.6	2,650.4	4,095.1	5,486.4
	15%	(6,711.1)	(4,362.9)	(2,014.7)	238.3	2,042.9	3,511.2	4,907.4

Table 14.25 Phakisa Project (Freegold Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’
		Revenue Sensitivity
IRR (%)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	5.1	17.9	23.7	28.5	32.8	36.7	40.2
Total	–10%	0.0	14.3	21.8	26.8	31.2	35.2	38.8
Working	–5%	0.0	10.1	19.6	25.1	29.6	33.7	37.4
Cost	0%	0.0	1.7	16.7	23.3	28.0	32.2	36.0
Sensitivity	5%	0.0	0.0	13.0	21.3	26.3	30.6	34.5
	10%	0.0	0.0	7.8	19.0	24.6	29.0	33.0
	15%	0.0	0.0	0.0	15.6	22.7	27.4	31.5

14.6.2	Joel Tax Entity (Scenario 1 Option ‘A’)

Table 14.26 Joel Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	(143.3)
6.00	(134.0)
8.00	(124.8)
10.00	(116.6)

11.66	(110.5)

15.00	(99.7)
18.00	(91.6)
20.00	(86.8)
22.00	(82.4)

Table 14.27 Joel Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00	9.33	(119.3)
–15.00	9.91	(117.0)
–10.00	10.49	(114.8)
–5.00	11.08	(112.6)

0.00	11.66	(110.5)

5.00	12.24	(108.5)
10.00	12.82	(106.5)
15.00	13.41	(104.6)
20.00	13.99	(102.8)

Table 14.28 Joel Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(449.5)	(336.5)	(223.5)	(110.5)	2.5	115.5	212.2
Total Working Cost	68.9	9.1	(50.7)	(110.5)	(170.3)	(230.1)	(289.9)
Capital Expenditure	(104.6)	(106.6)	(108.5)	(110.5)	(112.5)	(114.5)	(116.4)

Table 14.29 Joel Tax Entity:Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(270.1)	(157.1)	(44.1)	68.9	177.4	257.4	329.9
Total	–10%	(329.9)	(216.9)	(103.9)	9.1	122.1	216.1	295.3
Working	–5%	(389.7)	(276.7)	(163.7)	(50.7)	62.3	173.0	254.0
Cost	0%	(449.5)	(336.5)	(223.5)	(110.5)	2.5	115.5	212.2
Sensitivity	5%	(509.3)	(396.3)	(283.3)	(170.3)	(57.3)	55.7	168.4
	10%	(569.1)	(456.1)	(343.1)	(230.1)	(117.1)	(4.1)	108.9
	15%	(628.8)	(515.9)	(402.9)	(289.9)	(176.9)	(63.9)	49.1

14.6.3	West Wits Tax Entity (Scenario 1 Option ‘A’)

Table 14.30 West Wits Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	7,110.8
6.00	6,114.8
8.00	5,215.9
10.00	4,486.6

11.66	3,983.0

15.00	3,180.0
18.00	2,636.9
20.00	2,343.7
22.00	2,093.4

Table 14.31 West Wits Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00	9.33	4,715.6
–15.00	9.91	4,516.3
–10.00	10.49	4,328.3
–5.00	11.08	4,150.7

0.00	11.66	3,983.0

5.00	12.24	3,824.3
10.00	12.82	3,674.2
15.00	13.41	3,532.0
20.00	13.99	3,397.2

Table 14.32 West Wits Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(1,534.9)	677.2	2,444.9	3,983.0	5,502.9	6,956.3	8,409.4
Total Working Cost	5,542.5	5,010.6	4,488.1	3,983.0	3,447.8	2,905.5	2,343.0
Capital Expenditure	4,103.4	4,063.2	4,023.1	3,983.0	3,942.8	3,902.7	3,862.6

Table 14.33 West Wits Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	799.7	2,508.9	4,031.2	5,542.5	6,995.6	8,448.7	9,937.9
Total	–10%	119.6	1,932.3	3,526.1	5,010.6	6,498.1	7,951.2	9,405.2
Working	–5%	(648.1)	1,332.5	2,967.8	4,488.1	6,000.7	7,453.8	8,906.8
Cost	0%	(1,534.9)	677.2	2,444.9	3,983.0	5,502.9	6,956.3	8,409.4
Sensitivity	5%	(2,425.2)	(9.7)	1,856.7	3,447.8	4,945.0	6,458.8	7,911.9
	10%	(3,317.9)	(783.2)	1,217.8	2,905.5	4,439.8	5,961.3	7,414.4
	15%	(4,210.9)	(1,668.9)	552.8	2,343.0	3,934.6	5,424.7	6,916.9

Table 14.34 Doornkop Project (West Wits Tax Entity):Twin parameter IRR sensitivity for Scenario 1 Option ‘A’

		Revenue Sensitivity
IRR (%)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	20.8	37.2	53.0	72.2	94.0	124.2	175.0
Total	–10%	15.6	32.6	48.5	65.7	86.3	112.2	150.4
Working	–5%	8.4	28.1	43.6	59.8	79.6	102.3	134.1
Cost	0%	0.0	23.3	39.7	55.1	73.7	94.0	121.2
Sensitivity	5%	0.0	18.2	35.1	50.2	66.7	86.9	110.6
	10%	0.0	11.6	30.3	45.8	61.5	80.7	101.7
	15%	0.0	0.0	25.6	41.5	56.9	73.9	94.1

14.6.4	Target Tax Entity (Scenario 1 Option ‘A’)

Table 14.35 Target Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	3,802.5
6.00	3,336.8
8.00	2,914.4
10.00	2,569.3

11.66	2,329.1

15.00	1,941.3
18.00	1,674.1
20.00	1,527.3
22.00	1,400.3

Table 14.36 Target Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00	9.33	2,677.9
–15.00	9.91	2,583.4
–10.00	10.49	2,493.9
–5.00	11.08	2,409.3

0.00	11.66	2,329.1

5.00	12.24	2,253.0
10.00	12.82	2,180.8
15.00	13.41	2,112.2
20.00	13.99	2,046.9

Table 14.37 Target Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	70.1	851.8	1,633.4	2,329.1	2,942.2	3,524.8	4,084.7
Total Working Cost	2,913.3	2,721.2	2,526.8	2,329.1	2,116.7	1,895.0	1,659.1
Capital Expenditure	2,371.1	2,357.1	2,343.1	2,329.1	2,315.0	2,301.0	2,287.0

Table 14.38 Target Tax Entity:Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	826.0	1,607.6	2,299.5	2,913.3	3,487.2	4,056.7	4,596.7
Total	–10%	574.1	1,355.7	2,092.1	2,721.2	3,309.5	3,872.9	4,426.0
Working	–5%	322.1	1,103.7	1,869.6	2,526.8	3,129.2	3,698.8	4,255.4
Cost	0%	70.1	851.8	1,633.4	2,329.1	2,942.2	3,524.8	4,084.7
Sensitivity	5%	(181.8)	599.8	1,381.4	2,116.7	2,750.3	3,338.0	3,900.9
	10%	(433.8)	347.8	1,129.4	1,895.0	2,556.7	3,160.3	3,726.8
	15%	(685.7)	95.9	877.5	1,659.1	2,354.3	2,970.9	3,552.8

14.6.5	Harmony Free State Tax Entity (Scenario 1 Option ‘A’)

Table 14.39 Harmony Free State Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	(1,569.6)
6.00	(1,320.6)
8.00	(1,105.5)
10.00	(938.8)

11.66	(828.3)

15.00	(661.4)
18.00	(555.7)
20.00	(501.4)
22.00	(456.7)

Table 14.40 Harmony Free State Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00	9.33	(990.3)
–15.00	9.91	(945.4)
–10.00	10.49	(903.6)
–5.00	11.08	(864.7)

0.00	11.66	(828.3)

5.00	12.24	(794.4)
10.00	12.82	(762.7)
15.00	13.41	(733.1)
20.00	13.99	(705.3)

Table 14.41 Harmony Free State Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(4,193.4)	(3,071.7)	(1,950.0)	(828.3)	274.9	1,165.4	1,950.8
Total Working Cost	761.0	299.0	(254.0)	(828.3)	(1,402.6)	(1,977.0)	(2,551.3)
Capital Expenditure	(748.7)	(775.2)	(801.8)	(828.3)	(854.9)	(881.4)	(908.0)

Table 14.42 Harmony Free State Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(2,470.4)	(1,348.7)	(227.1)	761.0	1,569.5	2,340.2	3,101.9
Total	–10%	(3,044.7)	(1,923.1)	(801.4)	299.0	1,173.8	1,953.5	2,721.9
Working	–5%	(3,619.1)	(2,497.4)	(1,375.7)	(254.0)	747.5	1,568.9	2,338.6
Cost	0%	(4,193.4)	(3,071.7)	(1,950.0)	(828.3)	274.9	1,165.4	1,950.8
Sensitivity	5%	(4,767.7)	(3,646.0)	(2,524.3)	(1,402.6)	(281.0)	731.5	1,564.8
	10%	(5,342.0)	(4,220.3)	(3,098.6)	(1,977.0)	(855.3)	250.7	1,156.9
	15%	(5,916.3)	(4,794.6)	(3,672.9)	(2,551.3)	(1,429.6)	(307.9)	712.1

14.6.6	Evander Tax Entity (Scenario 1 Option ‘A’)

Table 14.43 Evander Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	819.8
6.00	(407.5)
8.00	(1,252.6)
10.00	(1,745.1)

11.66	(1,979.2)

15.00	(2,164.5)
18.00	(2,152.3)
20.00	(2,097.2)
22.00	(2,022.4)

Table 14.44 Evander Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (ZARm)
–20.00	9.33	(1,609.7)
–15.00	9.91	(1,728.5)
–10.00	10.49	(1,828.2)
–5.00	11.08	(1,911.1)

0.00	11.66	(1,979.2)

5.00	12.24	(2,034.4)
10.00	12.82	(2,078.4)
15.00	13.41	(2,112.4)
20.00	13.99	(2,137.8)

Table 14.45 Evander Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(6,584.1)	(4,918.1)	(3,367.6)	(1,979.2)	(693.2)	525.1	1,657.5
Total Working Cost	(476.2)	(953.7)	(1,462.2)	(1,979.2)	(2,512.2)	(3,056.5)	(3,623.0)
Capital Expenditure	(1,261.7)	(1,503.6)	(1,734.1)	(1,979.2)	(2,213.8)	(2,461.4)	(2,699.7)

Table 14.46 Evander Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(4,661.1)	(3,113.4)	(1,735.6)	(476.2)	709.4	1,832.5	2,927.4
Total	–10%	(5,302.1)	(3,684.4)	(2,264.1)	(953.7)	254.3	1,414.8	2,519.8
Working	–5%	(5,943.1)	(4,277.1)	(2,805.5)	(1,462.2)	(206.7)	956.0	2,077.5
Cost	0%	(6,584.1)	(4,918.1)	(3,367.6)	(1,979.2)	(693.2)	525.1	1,657.5
Sensitivity	5%	(7,225.1)	(5,559.1)	(3,941.8)	(2,512.2)	(1,188.0)	42.3	1,205.7
	10%	(7,866.1)	(6,200.1)	(4,534.0)	(3,056.5)	(1,698.9)	(422.3)	768.8
	15%	(8,507.1)	(6,841.1)	(5,175.0)	(3,623.0)	(2,224.9)	(913.9)	309.5

Table 14.47 Evander Rolspruit Project (Evander Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’

		Revenue Sensitivity
IRR (%)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	0.3	3.0	4.7	6.2	7.5	8.6	9.7
Total	–10%	0.0	2.5	4.3	5.9	7.2	8.4	9.4
Working	–5%	0.0	1.9	3.9	5.5	6.9	8.1	9.2
Cost	0%	0.0	0.8	3.5	5.1	6.6	7.8	8.9
Sensitivity	5%	0.0	0.0	3.0	4.7	6.2	7.5	8.7
	10%	0.0	0.0	2.4	4.3	5.9	7.3	8.4
	15%	0.0	0.0	1.3	3.9	5.5	6.9	8.1
Table 14.48 Evander Poplar Project (Evander Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’
		Revenue Sensitivity
IRR (%)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	0.0	6.6	11.7	15.4	18.6	21.3	23.8
Total	–10%	0.0	4.7	10.4	14.5	17.8	20.7	23.2
Working	–5%	0.0	2.5	8.9	13.5	16.9	19.9	22.5
Cost	0%	0.0	0.0	7.2	12.3	16.0	19.1	21.9
Sensitivity	5%	0.0	0.0	5.4	11.0	15.1	18.3	21.1
	10%	0.0	0.0	3.3	9.5	14.0	17.5	20.4
	15%	0.0	0.0	0.9	7.9	12.8	16.6	19.7

14.6.7	Evander Tax Entity (Scenario 1 Option ‘B’)

Table 14.49 Evander Tax Entity: NPV at various discount factors for Scenario 1 Option ‘B’

Discount Factor (%)	NPV (ZARm)
4.20	(723.2)
6.00	(609.4)
8.00	(517.3)
10.00	(449.9)

11.66	(407.2)

15.00	(344.9)
18.00	(306.5)
20.00	(286.7)
22.00	(270.1)

Table 14.50 Evander Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘B’

Sensitivity (%)	Discount Factor(%)	NPV (ZARm)
–20.00	9.33	(470.4)
–15.00	9.91	(452.5)
–10.00	10.49	(436.2)
–5.00	11.08	(421.1)

0.00	11.66	(407.2)

5.00	12.24	(394.3)
10.00	12.82	(382.4)
15.00	13.41	(371.4)
20.00	13.99	(361.1)

Table 14.51 Evander Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘B’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(2,554.7)	(1,838.8)	(1,123.0)	(407.2)	265.2	750.0	1,164.7
Total Working Cost	505.7	261.4	(50.4)	(407.2)	(763.9)	(1,120.6)	(1,477.3)
Capital Expenditure	(344.4)	(365.3)	(386.3)	(407.2)	(428.1)	(449.0)	(469.9)

Table 14.52 Evander Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘B’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(1,484.5)	(768.7)	(52.8)	505.7	931.7	1,341.9	1,745.3
Total	–10%	(1,841.2)	(1,125.4)	(409.5)	261.4	734.8	1,148.9	1,552.6
Working	–5%	(2,197.9)	(1,482.1)	(766.3)	(50.4)	520.3	947.5	1,360.0
Cost	0%	(2,554.7)	(1,838.8)	(1,123.0)	(407.2)	265.2	750.0	1,164.7
Sensitivity	5%	(2,911.4)	(2,195.6)	(1,479.7)	(763.9)	(48.1)	534.2	963.3
	10%	(3,268.1)	(2,552.3)	(1,836.4)	(1,120.6)	(404.8)	268.3	762.2
	15%	(3,624.8)	(2,909.0)	(2,193.2)	(1,477.3)	(761.5)	(45.7)	547.5

14.6.8	Orkney Tax Entity (Scenario 1 Option ‘A’)

Table 14.53 Orkney Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	339.3
6.00	311.2
8.00	283.9
10.00	260.0

11.66	242.4

15.00	212.0
18.00	189.3
20.00	176.2
22.00	164.4

Table 14.54 Orkney Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor(%)	NPV (ZARm)
–20.00	9.33	267.6
–15.00	9.91	261.0
–10.00	10.49	254.5
–5.00	11.08	248.3

0.00	11.66	242.4

5.00	12.24	236.6
10.00	12.82	231.0
15.00	13.41	225.7
20.00	13.99	220.5

Table 14.55 Orkney Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(616.2)	(296.5)	18.8	242.4	437.5	622.1	802.2
Total Working Cost	489.0	410.0	327.5	242.4	146.4	48.6	(77.6)
Capital Expenditures	246.3	245.0	243.7	242.4	241.1	239.7	238.4

Table 14.56 Orkney Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(195.7)	89.2	300.0	489.0	669.1	849.2	1,029.3
Total	–10%	(335.8)	(16.7)	214.9	410.0	593.4	773.5	953.6
Working	–5%	(476.0)	(156.3)	117.5	327.5	517.7	697.8	877.9
Cost	0%	(616.2)	(296.5)	18.8	242.4	437.5	622.1	802.2
Sensitivity	5%	(756.4)	(436.7)	(117.0)	146.4	355.2	546.4	726.5
	10%	(896.5)	(576.8)	(257.2)	48.6	269.9	464.9	650.8
	15%	(1,036.7)	(717.0)	(397.3)	(77.6)	175.2	382.8	574.8

14.6.9	Welkom Tax Entity (Scenario 1 Option ‘A’)

Table 14.57 Welkom Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	(38.8)
6.00	(38.2)
8.00	(37.6)
10.00	(37.0)

11.66	(36.5)

15.00	(35.6)
18.00	(34.8)
20.00	(34.3)
22.00	(33.8)

Table 14.58 Welkom Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor(%)	NPV (ZARm)
–20.00	9.33	(37.2)
–15.00	9.91	(37.0)
–10.00	10.49	(36.8)
–5.00	11.08	(36.6)

0.00	11.66	(36.5)

5.00	12.24	(36.3)
10.00	12.82	(36.1)
15.00	13.41	(36.0)
20.00	13.99	(35.8)

Table 14.59 Welkom Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)
Total Working Cost	(31.4)	(33.1)	(34.8)	(36.5)	(38.2)	(39.9)	(41.5)
Capital Expenditure	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)

Table 14.60 Welkom Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(31.4)	(31.4)	(31.4)	(31.4)	(31.4)	(31.4)	(31.4)
Total	–10%	(33.1)	(33.1)	(33.1)	(33.1)	(33.1)	(33.1)	(33.1)
Working	–5%	(34.8)	(34.8)	(34.8)	(34.8)	(34.8)	(34.8)	(34.8)
Cost	0%	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)	(36.5)
Sensitivity	5%	(38.2)	(38.2)	(38.2)	(38.2)	(38.2)	(38.2)	(38.2)
	10%	(39.9)	(39.9)	(39.9)	(39.9)	(39.9)	(39.9)	(39.9)
	15%	(41.5)	(41.5)	(41.5)	(41.5)	(41.5)	(41.5)	(41.5)

14.6.10	Kalgold Tax Entity (Scenario 1 Option ‘A’)

Table 14.61 Kalgold Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (ZARm)
4.20	63.0
6.00	59.9
8.00	56.8
10.00	53.9

11.66	51.6

15.00	47.3
18.00	43.9
20.00	41.8
22.00	39.8

Table 14.62 Kalgold Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor(%)	NPV (ZARm)
–20.00	9.33	54.8
–15.00	9.91	54.0
–10.00	10.49	53.2
–5.00	11.08	52.4

0.00	11.66	51.6

5.00	12.24	50.8
10.00	12.82	50.0
15.00	13.41	49.3
20.00	13.99	48.6

Table 14.63 Kalgold Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 11.66% DCF	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )	(ZARm )

Revenue	(137.7)	(74.6)	(11.5)	51.6	114.6	177.7	229.2
Total Working Cost	136.9	108.5	80.0	51.6	23.1	(5.3)	(33.8)
Capital Expenditure	52.5	52.2	51.9	51.6	51.3	51.0	50.7

Table 14.64 Kalgold Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(52.3)	10.7	73.8	136.9	200.0	247.5	291.1
Total	–10%	(80.8)	(17.7)	45.4	108.5	171.5	225.6	272.8
Working	–5%	(109.2)	(46.1)	16.9	80.0	143.1	206.2	253.2
Cost	0%	(137.7)	(74.6)	(11.5)	51.6	114.6	177.7	229.2
Sensitivity	5%	(166.1)	(103.0)	(40.0)	23.1	86.2	149.3	210.0
	10%	(194.6)	(131.5)	(68.4)	(5.3)	57.8	120.8	183.9
	15%	(223.0)	(159.9)	(96.8)	(33.8)	29.3	92.4	155.5

14.6.11 Australian Tax Entity (Scenario 1 Option ‘A’)

Table 14.65 Australian Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (A$m)
4.00	84.4
6.00	77.1

7.25	73.0

10.00	65.2
12.00	60.2
15.00	53.8
18.00	48.5

Table 14.66 Australian Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (A$m)
–20.00	5.80	77.8
–15.00	6.16	76.6
–10.00	6.53	75.4
–5.00	6.89	74.2

0.00	7.25	73.0

5.00	7.61	71.9
10.00	7.98	70.8
15.00	8.34	69.8
20.00	8.70	68.7

Table 14.67 Australian Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 7.25% DCF	(A$m )	(A$m )	(A$m )	(A$m )	(A$m )	(A$m )	(A$m )

Revenue	(166.2)	(86.4)	(6.7)	73.0	171.2	285.1	388.7
Total Working Cost	192.0	151.1	110.4	73.0	41.2	9.3	(22.6)
Capital Expenditure	82.7	78.9	75.9	73.0	70.2	67.4	64.5

Table 14.68 Australian Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

NPV (A$m)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(157.7)	(77.9)	1.8	82.7	183.5	297.5	401.2
Total	–10%	(160.5)	(80.8)	(1.0)	78.9	179.4	293.3	397.0
Working	–5%	(163.3)	(83.6)	(3.9)	75.9	175.3	289.2	392.8
Cost	0%	(166.2)	(86.4)	(6.7)	73.0	171.2	285.1	388.7
Sensitivity	5%	(169.0)	(89.3)	(9.5)	70.2	167.1	280.9	384.5
	10%	(171.8)	(92.1)	(12.4)	67.4	163.0	276.8	380.4
	15%	(174.7)	(94.9)	(15.2)	64.5	159.0	272.6	376.2

14.6.12	Papua New Guinea Tax Entity (Scenario 1 Option ‘A’)

Table 14.69 Papua New Guinea Tax Entity: NPV at various discount factors for Scenario 1 Option ‘A’

Discount Factor (%)	NPV (A$m)
2.00	173.3
4.00	141.4
6.00	113.9

8.33	86.3

10.00	69.2
15.00	28.3
18.00	9.7

Table 14.70 Papua New Guinea Tax Entity: NPV sensitivity to WACC for Scenario 1 Option ‘A’

Sensitivity (%)	Discount Factor (%)	NPV (A$m)
–20.00	6.67	105.5
–15.00	7.08	100.5
–10.00	7.50	95.6
–5.00	7.92	90.9

0.00	8.33	86.3

–20.00	6.67	105.5
–15.00	7.08	100.5
–10.00	7.50	95.6
–5.00	7.92	90.9

Table 14.71 Papua New Guinea Tax Entity: Single parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Variation in NPV @ 8.33% DCF	(A$m )	(A$m )	(A$m )	(A$m )	(A$m )	(A$m )	(A$m )

Revenue	(93.5)	(24.3)	31.6	86.3	139.8	193.0	246.0
Total Working Cost	139.1	121.6	103.9	86.3	68.4	50.5	32.4
Capital Expenditure	120.4	109.0	97.7	86.3	74.8	63.3	51.8

Table 14.72 Papua New Guinea Tax Entity: Twin parameter NPV sensitivity at the WACC for Scenario 1 Option ‘A’

		Revenue Sensitivity
NPV (A$m)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(25.3)	30.7	85.5	139.1	192.4	245.4	298.4
Total	–10%	(45.3)	12.5	67.6	121.6	174.8	227.9	280.9
Working	–5%	(69.4)	(5.8)	49.7	103.9	157.3	210.5	263.5
Cost	0%	(93.5)	(24.3)	31.6	86.3	139.8	193.0	246.0
Sensitivity	5%	(117.5)	(44.2)	13.4	68.4	122.3	175.5	228.5
	10%	(141.6)	(68.2)	(4.9)	50.5	104.7	158.0	211.1
	15%	(165.7)	(92.3)	(23.4)	32.4	87.0	140.4	193.6

Table 14.73 HVGP (Papua New Guinea Tax Entity): Twin parameter IRR sensitivity for Scenario 1 Option ‘A’
IRR (%)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	5.0	12.4	19.6	26.4	32.9	39.3	45.5
Total	–10%	2.4	10.0	17.3	24.3	30.9	37.3	43.6
Working	–5%	0.0	7.6	15.0	22.1	28.8	35.3	41.6
Cost	0%	0.0	5.1	12.6	19.8	26.7	33.3	39.7
Sensitivity	5%	0.0	2.5	10.1	17.5	24.6	31.3	37.7
	10%	0.0	0.0	7.7	15.2	22.4	29.2	35.7
	15%	0.0	0.0	5.2	12.8	20.1	27.0	33.7

14.6.13 Harmony (Scenario 1)

Table 14.74 Harmony: NPV sensitivity to WACC for Scenario 1

Sensitivity (%)	Option ‘A’ (ZARm)	Option ‘B’ (ZARm)	Option ‘C’ (ZARm)
–20.00	8,621.6	9,760.9	10,550.5
–15.00	8,094.0	9,370.0	10,094.5
–10.00	7,607.8	8,999.9	9,663.8
–5.00	7,159.1	8,649.1	9,256.6

0.00	6,744.3	8,316.3	8,871.4

5.00	6,470.7	8,110.9	8,616.9
10.00	6,111.7	7,807.6	8,268.0
15.00	5,778.3	7,519.4	7,936.9
20.00	5,468.3	7,245.0	7,622.6

Table 14.75 Harmony: Single parameter NPV sensitivity at the WACC for Scenario 1

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Operating
Expenditures	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditures	–15%	–10%	–5%	0%	5%	10%	15%

Option ‘A’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(18,539.3)	(9,220.8)	(706.3)	6,744.3	13,801.0	20,456.4	26,795.8
Total Working Cost	14,992.1	12,346.7	9,558.1	6,744.3	3,863.4	866.6	(2,330.9)
Capital Expenditure	8,030.8	7,592.8	7,175.4	6,744.3	6,323.5	5,889.4	5,464.6

Option ‘B’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(14,509.8)	(6,141.5)	1,538.3	8,316.3	14,759.4	20,681.3	26,303.0
Total Working Cost	15,974.0	13,561.8	10,969.9	8,316.3	5,611.7	2,802.5	(185.3)
Capital Expenditures	8,948.0	8,731.0	8,523.2	8,316.3	8,109.3	7,901.8	7,694.4

Option ‘C’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(1,747.0)	(13.9)	4,043.8	8,871.4	14,783.1	20,705.0	26,326.6
Total Working Cost	15,992.6	13,582.1	11,019.4	8,871.4	7,159.3	5,342.6	3,426.6
Capital Expenditures	9,354.8	9,187.1	9,028.8	8,871.4	8,713.7	8,555.7	8,397.7

Table 14.76 Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 1

Option ‘A’ (ZARm)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(7,892.6)	453.3	7,726.7	14,483.2	20,959.3	27,286.6	33,523.4
	–10%	(11,331.0)	(2,609.5)	5,051.3	12,010.4	18,612.8	25,042.2	31,284.2
Total	–5%	(14,875.6)	(5,814.2)	2,223.6	9,397.3	16,240.9	22,769.4	29,033.1
Working Cost	0%	(18,539.3)	(9,220.8)	(706.3)	6,744.3	13,801.0	20,456.4	26,795.8
Sensitivity	5%	(22,206.5)	(12,664.8)	(3,829.0)	3,998.6	11,144.7	18,029.2	24,518.3
	10%	(25,876.1)	(16,215.1)	(7,134.6)	1,137.0	8,510.0	15,611.2	22,210.9
	15%	(29,546.0)	(19,877.8)	(10,550.9)	(1,925.3)	5,808.6	12,978.3	19,789.7

		Revenue Sensitivity
Option ‘B’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(4,716.0)	2,798.1	9,409.5	15,465.1	21,181.6	26,796.0	32,341.3
	–10%	(7,870.1)	(50.6)	6,905.9	13,225.6	19,093.3	24,776.3	30,317.0
Total	–5%	(11,130.4)	(3,019.3)	4,262.8	10,809.1	16,967.9	22,760.9	28,315.6
Working Cost	0%	(14,509.8)	(6,141.5)	1,538.3	8,316.3	14,759.4	20,681.3	26,303.0
Sensitivity	5%	(17,892.7)	(9,301.3)	(1,366.9)	5,746.9	12,284.6	18,521.1	24,275.9
	10%	(21,278.1)	(12,567.4)	(4,437.1)	3,072.9	9,804.1	16,301.8	22,204.4
	15%	(24,663.8)	(15,945.8)	(7,569.0)	220.3	7,271.9	13,846.5	20,027.7

		Revenue Sensitivity
Option ‘C’ (ZARm)		–15%	–10%	–5%	0%	5%	10%	15%
	–15%	82.9	4,561.7	9,449.1	15,483.7	21,200.3	26,814.6	32,359.9
	–10%	(849.2)	2,721.5	7,426.4	13,245.9	19,113.6	24,796.6	30,337.3
Total	–5%	(1,495.0)	925.8	5,775.8	10,858.6	16,989.9	22,782.9	28,337.6
Working Cost	0%	(1,747.0)	(13.9)	4,043.8	8,871.4	14,783.1	20,705.0	26,326.6
Sensitivity	5%	(1,852.9)	(952.7)	2,228.7	7,294.4	12,344.1	18,546.5	24,301.3
	10%	(1,852.9)	(1,469.3)	824.6	5,613.0	10,393.7	16,328.9	22,231.4
	15%	(1,852.9)	(1,721.3)	(105.5)	3,804.9	8,854.0	13,916.0	20,056.5

14.6.14	Harmony (Scenario 2)

Table 14.77 Harmony: NPV sensitivity to WACC for Scenario 2

Sensitivity (%)	Option ‘A’ (ZARm)	Option ‘B’ (ZARm)	Option ‘C’ (ZARm)
–20.00	10,096.3	10,985.4	11,367.6
–15.00	9,487.9	10,531.3	10,869.9
–10.00	8,926.4	10,102.0	10,400.2
–5.00	8,407.6	9,695.9	9,956.5

0.00	7,927.4	9,311.5	9,537.1

5.00	7,592.8	9,057.5	9,250.5
10.00	7,176.7	8,708.9	8,871.4
15.00	6,790.0	8,377.9	8,517.9
20.00	6,430.0	8,063.5	8,197.4

Table 14.78 Harmony: Single parameter NPV sensitivity at the WACC for Scenario 2

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Option ‘A’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(17,291.2)	(7,935.8)	517.5	7,927.4	15,047.0	21,713.7	28,138.2
Total Working Cost	16,074.2	13,469.6	10,724.7	7,927.4	5,075.7	2,154.1	(945.1)
Capital Expenditure	9,203.8	8,768.0	8,355.7	7,927.4	7,511.4	7,080.2	6,657.7

Option ‘B’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(13,466.2)	(5,090.3)	2,566.2	9,311.5	15,776.5	21,703.7	27,398.4
Total Working Cost	16,831.4	14,482.0	11,940.5	9,311.5	6,627.1	3,884.1	980.8
Capital Expenditure	9,941.4	9,724.9	9,517.8	9,311.5	9,105.0	8,898.1	8,689.3

Option ‘C’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(1,636.5)	378.2	4,775.3	9,537.1	15,800.2	21,727.3	27,422.1
Total Working Cost	16,850.0	14,502.3	11,979.7	9,537.1	7,845.3	6,094.8	4,231.0
Capital Expenditure	10,036.1	9,851.7	9,693.9	9,537.1	9,380.0	9,222.6	9,063.2

Table 14.79 Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 2

		Revenue Sensitivity
Option ‘A’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(6,770.6)	1,466.2	8,777.9	15,565.3	22,113.1	28,521.5	34,872.4
	–10%	(10,194.3)	(1,505.2)	6,127.3	13,133.4	19,792.3	26,283.2	32,612.5
Total	–5%	(13,674.6)	(4,626.5)	3,355.5	10,563.9	17,413.9	24,040.0	30,393.7
Working Cost	0%	(17,291.2)	(7,935.8)	517.5	7,927.4	15,047.0	21,713.7	28,138.2
Sensitivity	5%	(20,956.2)	(11,366.1)	(2,551.0)	5,210.9	12,421.5	19,334.8	25,898.6
	10%	(24,624.3)	(14,838.7)	(5,755.8)	2,424.5	9,800.6	16,945.8	23,573.0
	15%	(28,294.3)	(18,452.5)	(9,101.9)	(539.5)	7,136.1	14,350.2	21,185.3

		Revenue Sensitivity
Option ‘B’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(3,798.4)	3,637.8	10,285.7	16,322.4	22,118.6	27,803.0	33,429.4
	–10%	(6,937.9)	866.7	7,806.1	14,145.8	20,032.0	25,789.4	31,406.7
Total	–5%	(10,133.9)	(2,034.9)	5,209.8	11,779.7	17,916.1	23,770.5	29,408.4
Working Cost	0%	(13,466.2)	(5,090.3)	2,566.2	9,311.5	15,776.5	21,703.7	27,398.4
Sensitivity	5%	(16,847.0)	(8,236.3)	(299.2)	6,762.3	13,349.4	19,560.5	25,383.0
	10%	(20,230.9)	(11,424.6)	(3,283.5)	4,154.5	10,894.4	17,415.7	23,311.9
	15%	(23,616.5)	(14,754.1)	(6,383.0)	1,386.4	8,390.6	15,003.3	21,161.9

		Revenue Sensitivity
Option ‘C’ (ZARm)		–15%	–10%	–5%	0%	5%	10%	15%
	–15%	423.7	5,137.9	10,315.9	16,341.1	22,137.2	27,821.6	33,448.0
	–10%	(493.8)	3,376.0	8,030.1	14,166.1	20,052.3	25,809.7	31,427.0
Total	–5%	(1,384.5)	1,615.3	6,426.3	11,818.9	17,938.1	23,792.5	29,430.4
Working Cost	0%	(1,636.5)	378.2	4,775.3	9,537.1	15,800.2	21,727.3	27,422.1
Sensitivity	5%	(1,852.9)	(547.1)	2,965.4	7,980.4	13,397.4	19,585.9	25,408.3
	10%	(1,852.9)	(1,343.0)	1,245.9	6,365.1	11,121.6	17,442.8	23,338.9
	15%	(1,852.9)	(1,594.9)	338.8	4,609.3	9,610.3	15,060.3	21,190.6

14.6.15	Harmony (Scenario 3)

Table 14.80 Harmony: NPV sensitivity to WACC for Scenario 3

Sensitivity (%)	Option ‘A’ (ZARm)	Option ‘B’ (ZARm)	Option ‘C’ (ZARm)
–20.00	(210.8)	1,991.5	5,228.5
–15.00	(370.0)	1,895.6	4,971.6
–10.00	(511.0)	1,802.9	4,728.5
–5.00	(636.0)	1,713.3	4,498.4

0.00	(746.8)	1,626.8	4,280.3

5.00	(730.1)	1,658.2	4,188.2
10.00	(820.3)	1,574.4	3,988.6
15.00	(900.4)	1,493.7	3,799.0
20.00	(971.6)	1,415.8	3,618.6

Table 14.81 Harmony: Single parameter NPV sensitivity at the WACC for Scenario 3

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditures	–15%	–10%	–5%	0%	5%	10%	15%

Option ‘A’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(25,418.7)	(16,769.7)	(8,448.2)	(746.8)	6,221.8	12,691.9	18,864.8
Total Working Cost	8,336.0	5,441.3	2,453.4	(746.8)	(4,056.3)	(7,559.9)	(11,124.3)
Capital Expenditure	680.1	202.3	(269.9)	(746.8)	(1,218.4)	(1,687.8)	(2,154.8)

Option ‘B’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(20,608.0)	(12,797.6)	(5,314.6)	1,626.8	7,978.8	13,907.6	19,494.9
Total Working Cost	10,125.0	7,410.2	4,615.8	1,626.8	(1,458.6)	(4,696.4)	(7,976.5)
Capital Expenditure	2,361.8	2,111.6	1,869.5	1,626.8	1,383.8	1,151.0	914.8

Option ‘C’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(1,852.9)	(1,660.4)	257.5	4,280.3	8,891.6	13,931.7	19,518.5
Total Working Cost	10,167.4	8,078.6	6,276.7	4,280.3	2,302.9	932.2	(207.5)
Capital Expenditure	4,866.9	4,666.2	4,473.5	4,280.3	4,086.7	3,903.3	3,716.5

Table 14.82 Harmony:Twin parameter NPV sensitivity at the WACC for Scenario 3

		Revenue Sensitivity
Option ‘A’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(14,443.0)	(6,228.7)	1,258.9	7,827.4	14,098.4	20,032.8	25,727.3
	–10%	(18,085.1)	(9,641.2)	(1,823.0)	5,105.4	11,544.0	17,734.7	23,478.5
Total	–5%	(21,748.8)	(13,136.4)	(5,049.3)	2,292.2	8,910.2	15,265.5	21,191.7
Working Cost	0%	(25,418.7)	(16,769.7)	(8,448.2)	(746.8)	6,221.8	12,691.9	18,864.8
Sensitivity	5%	(29,089.6)	(20,411.1)	(11,916.4)	(3,921.1)	3,391.3	10,055.6	16,372.9
	10%	(32,764.7)	(24,072.9)	(15,459.9)	(7,289.5)	420.7	7,373.6	13,810.3
	15%	(36,441.7)	(27,742.8)	(19,096.4)	(10,718.7)	(2,733.1)	4,572.1	11,149.2

		Revenue Sensitivity
Option ‘B’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(10,485.1)	(3,109.4)	3,642.7	9,616.4	15,299.9	20,570.8	25,620.9
	–10%	(13,842.9)	(6,237.6)	778.0	7,074.4	12,945.2	18,515.9	23,609.0
Total	–5%	(17,222.3)	(9,448.5)	(2,200.0)	4,454.6	10,493.8	16,299.1	21,565.4
Working Cost	0%	(20,608.0)	(12,797.6)	(5,314.6)	1,626.8	7,978.8	13,907.6	19,494.9
Sensitivity	5%	(23,994.6)	(16,154.6)	(8,498.6)	(1,323.4)	5,334.4	11,431.2	17,225.4
	10%	(27,385.4)	(19,532.2)	(11,757.8)	(4,426.0)	2,570.5	8,917.2	14,824.8
	15%	(30,778.1)	(22,917.8)	(15,110.1)	(7,570.9)	(367.6)	6,296.6	12,316.9

		Revenue Sensitivity
Option ‘C’ (ZARm)		–15%	–10%	–5%	0%	5%	10%	15%
	–15%	(1,599.2)	574.3	5,059.3	9,658.8	15,318.6	20,589.4	25,639.5
	–10%	(1,851.2)	(425.4)	3,187.1	7,742.8	12,965.5	18,536.2	23,629.3
Total	–5%	(1,852.9)	(1,396.7)	1,322.6	6,115.5	10,557.7	16,321.1	21,587.4
Working Cost	0%	(1,852.9)	(1,660.4)	257.5	4,280.3	8,891.6	13,931.7	19,518.5
Sensitivity	5%	(1,852.9)	(1,852.9)	(811.0)	2,438.1	7,239.7	11,595.9	17,250.7
	10%	(1,852.9)	(1,852.9)	(1,430.8)	1,202.6	5,468.4	10,074.4	14,870.4
	5%	(1,852.9)	(1,852.9)	(1,712.5)	173.1	3,632.8	8,446.2	12,725.9

14.6.16	Harmony (Scenario 4)

Table 14.83 Harmony: NPV sensitivity to WACC for Scenario 4

Sensitivity (%)	Option ‘A’ (ZARm)	Option ‘B’ (ZARm)	Option ‘C’ (ZARm)
–20.00	6,723.1	7,853.7	8,908.5
–15.00	6,269.5	7,537.9	8,529.1
–10.00	5,853.2	7,238.6	8,170.1
–5.00	5,470.7	6,954.8	7,830.2

0.00	5,118.6	6,685.5	7,508.1

5.00	4,904.6	6,540.2	7,313.0
10.00	4,602.0	6,294.0	7,019.9
15.00	4,322.3	6,059.9	6,741.4
20.00	4,063.4	5,837.1	6,476.6

Table 14.84 Harmony: Single parameter NPV sensitivity at the WACC for Scenario 4

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditures	–15%	–10%	–5%	0%	5%	10%	15%

Option ‘A’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(16,538.9)	(8,428.8)	(1,226.1)	5,118.6	11,051.4	16,672.6	22,129.5
Total Working Cost	12,154.9	9,855.2	7,507.9	5,118.6	2,634.0	85.3	(2,630.0)
Capital Expenditure	6,274.1	5,885.0	5,505.7	5,118.6	4,737.8	4,345.0	3,960.5

Option ‘B’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(12,501.2)	(5,340.0)	1,021.5	6,685.5	12,016.8	16,962.0	21,690.9
Total Working Cost	13,186.4	11,089.9	8,907.5	6,685.5	4,380.9	2,029.5	(479.8)
Capital Expenditure	7,182.8	7,016.5	6,851.0	6,685.5	6,519.9	6,353.9	6,186.7

Option ‘C’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(1,743.5)	(403.6)	3,383.1	7,508.1	12,047.5	16,985.7	21,714.6
Total Working Cost	13,205.0	11,111.1	8,966.2	7,508.1	6,012.4	4,470.0	2,840.1
Capital Expenditure	7,883.5	7,757.8	7,633.0	7,508.1	7,383.1	7,257.8	7,131.2

Table 14.85 Harmony: Twin parameter NPV sensitivity at the WACC for Scenario 4

		Revenue Sensitivity
Option ‘A’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(7,149.1)	(129.9)	6,103.6	11,877.1	17,408.1	22,740.4	28,039.0
	–10%	(10,191.4)	(2,744.3)	3,758.7	9,681.9	15,300.3	20,748.4	26,043.2
Total	–5%	(13,356.6)	(5,480.8)	1,327.4	7,425.6	13,203.4	18,758.7	24,094.3
Working Cost	0%	(16,538.9)	(8,428.8)	(1,226.1)	5,118.6	11,051.4	16,672.6	22,129.5
Sensitivity	5%	(19,721.1)	(11,498.9)	(3,895.9)	2,716.3	8,753.3	14,551.4	20,097.0
	10%	(22,903.3)	(14,674.6)	(6,718.8)	249.9	6,462.3	12,408.0	18,034.3
	15%	(26,085.5)	(17,856.8)	(9,734.0)	(2,383.0)	4,103.1	10,117.1	15,896.6

		Revenue Sensitivity
Option ‘B’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(3,964.1)	2,216.7	7,781.0	12,908.6	17,680.8	22,305.6	26,915.4
	–10%	(6,722.2)	(181.1)	5,610.0	10,916.6	15,831.9	20,563.1	25,163.3
Total	–5%	(9,603.2)	(2,676.2)	3,366.6	8,825.2	13,980.6	18,803.2	23,435.0
Working Cost	0%	(12,501.2)	(5,340.0)	1,021.5	6,685.5	12,016.8	16,962.0	21,690.9
Sensitivity	5%	(15,399.2)	(8,125.9)	(1,428.3)	4,463.2	9,877.7	15,086.0	19,912.6
	10%	(18,297.2)	(11,017.4)	(4,010.4)	2,194.1	7,748.9	13,122.7	18,079.1
	15%	(21,195.3)	(13,915.4)	(6,741.5)	(232.9)	5,563.5	10,966.0	16,190.5

		Revenue Sensitivity
Option ‘C’ (ZARm)		–15%	–10%	–5%	0%	5%	10%	15%
	–15%	(277.8)	3,876.5	7,829.7	12,927.2	17,699.4	22,324.3	26,934.0
	–10%	(1,042.2)	2,295.2	6,353.8	10,937.7	15,852.2	20,583.4	25,183.6
Total	–5%	(1,509.8)	706.8	4,919.3	8,883.9	14,002.6	18,825.2	23,457.0
Working Cost	0%	(1,743.5)	(403.6)	3,383.1	7,508.1	12,047.5	16,985.7	21,714.6
Sensitivity	5%	(1,852.9)	(1,197.0)	1,768.1	6,094.8	9,970.2	15,111.3	19,938.0
	10%	(1,852.9)	(1,483.1)	191.5	4,634.6	8,650.4	13,163.0	18,106.1
	15%	(1,852.9)	(1,716.7)	(554.9)	3,036.2	7,273.8	11,137.5	16,219.2

14.6.17	Harmony (Scenario 5)

Table 14.86 Harmony: NPV sensitivity to WACC for Scenario 5

Sensitivity (%)	Option ‘A’ (ZARm)	Option ‘B’ (ZARm)	Option ‘C’ (ZARm)
–20.00	(784.1)	1,424.0	4,362.8
–15.00	(929.1)	1,342.0	4,147.8
–10.00	(1,056.3)	1,262.9	3,944.0
–5.00	(1,167.8)	1,186.6	3,750.8

0.00	(1,265.2)	1,113.2	3,567.3

5.00	(1,235.5)	1,157.3	3,508.0
10.00	(1,313.0)	1,086.1	3,339.1
15.00	(1,380.6)	1,017.6	3,178.3
20.00	(1,439.5)	951.7	3,025.3

Table 14.87 Harmony: Single parameter NPV sensitivity at the WACC for Scenario 5

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Total
Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital
Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Option ‘A’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(22,404.2)	(15,052.1)	(7,834.0)	(1,265.2)	4,537.2	9,980.9	15,219.2
Total Working Cost	6,420.5	3,930.6	1,388.2	(1,265.2)	(4,074.9)	(7,070.7)	(10,181.0)
Capital Expenditure	(17.8)	(432.6)	(835.8)	(1,265.2)	(1,696.4)	(2,125.6)	(2,555.3)

Option ‘B’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(17,585.9)	(11,071.1)	(4,690.3)	1,113.2	6,292.9	11,190.4	15,893.3
Total Working Cost	8,201.6	5,901.0	3,552.5	1,113.2	(1,470.3)	(4,196.0)	(7,022.1)
Capital Expenditure	1,667.4	1,484.8	1,307.8	1,113.2	916.1	718.6	525.2

Option ‘C’	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)	(ZARm)
Revenue	(1,852.9)	(1,660.6)	(190.0)	3,567.3	7,371.3	11,230.0	15,916.9
Total Working Cost	8,293.2	6,737.3	5,197.7	3,567.3	1,828.1	311.3	(565.4)
Capital Expenditure	3,999.6	3,857.7	3,721.4	3,567.3	3,410.9	3,254.1	3,101.3

Table 14.88 Harmony:Twin parameter NPV sensitivity at the WACC for Scenario 5

		Revenue Sensitivity
Option ‘A’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(12,888.7)	(5,750.2)	503.7	6,143.5	11,413.7	16,449.9	21,297.8
	–10%	(16,045.8)	(8,763.9)	(2,101.1)	3,757.1	9,172.2	14,392.3	19,315.3
Total	–5%	(19,222.0)	(11,895.9)	(4,846.3)	1,305.8	6,896.5	12,225.4	17,270.5
Working Cost	0%	(22,404.2)	(15,052.1)	(7,834.0)	(1,265.2)	4,537.2	9,980.9	15,219.2
Sensitivity	5%	(25,586.5)	(18,209.1)	(10,905.1)	(3,992.5)	2,119.2	7,696.1	13,017.8
	10%	(28,768.7)	(21,383.9)	(14,059.5)	(6,906.1)	(451.3)	5,354.9	10,768.3
	15%	(31,950.9)	(24,566.2)	(17,215.5)	(9,934.1)	(3,145.3)	2,939.6	8,480.2

		Revenue Sensitivity
Option ‘B’ (ZARm)		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(8,923.0)	(2,621.8)	2,890.0	7,924.5	12,651.7	17,038.2	21,250.1
	–10%	(11,795.9)	(5,351.4)	504.9	5,727.5	10,592.1	15,233.2	19,497.7
Total	–5%	(14,687.9)	(8,199.1)	(1,986.9)	3,470.2	8,475.9	13,267.8	17,709.1
Working Cost	0%	(17,585.9)	(11,071.1)	(4,690.3)	1,113.2	6,292.9	11,190.4	15,893.3
Sensitivity	5%	(20,483.9)	(13,943.9)	(7,477.3)	(1,388.0)	4,063.5	9,063.1	13,873.4
	10%	(23,381.9)	(16,834.5)	(10,347.5)	(4,031.4)	1,703.1	6,896.0	11,781.1
	15%	(26,280.0)	(19,732.6)	(13,219.2)	(6,775.1)	(771.2)	4,675.4	9,649.6

		Revenue Sensitivity
Option ‘C’ (ZARm)		–15%	–10%	–5%	0%	5%	10%	15%
	–15%	(1,606.8)	406.4	4,293.2	8,016.2	12,670.3	17,056.8	21,268.7
	–10%	(1,840.4)	(665.9)	2,717.0	6,563.9	10,616.0	15,253.5	19,518.0
Total	–5%	(1,852.9)	(1,415.2)	1,082.5	5,115.4	8,745.4	13,289.8	17,731.0
Working Cost	0%	(1,852.9)	(1,660.6)	(190.0)	3,567.3	7,371.3	11,230.0	15,916.9
Sensitivity	5%	(1,852.9)	(1,852.9)	(1,079.5)	1,910.5	5,950.8	9,574.6	13,898.8
	10%	(1,852.9)	(1,852.9)	(1,464.3)	475.9	4,399.3	8,216.4	11,836.4
	15%	(1,852.9)	(1,852.9)	(1,714.5)	(371.8)	2,759.8	6,804.7	10,403.0

14.7	Valuation of Mineral Rights and Non-LoM Mineral Resources

The valuation of Mineral Rights and Non-LoM Resources are highly subjective and as such cannot be relied upon to the same degree of confidence as that derived from the LoM plans. Consequently these should only be considered as indicative and may materially differ based on the assumptions stated herein. Further in considering the relative contribution of the Mineral Rights and Non-LoM Mineral Resources to the total value of the Mining Assets, SRK notes that this represents some 8.7% of the value derived in Scenario 1 Option ‘A’.

14.7.1	Methodology

Mapping and geochemical sampling in the Hidden Valley and Wafi project areas suggest there is prospectivity for both precious metal deposits and porphyry copper-gold deposits. The valuation ascribed here to the tenements areas is exclusive of the value already assigned to that portion of the tenement area that has Mineral Resources; which in turn have been modified to Mineral Reserves following a positive detailed Feasibility Study.

The valuation method employed by SRK is primarily designed to link technical knowledge of the tenement area or project area to an appropriate exploration value based on the following criteria:

•	Exploration Stage: Position of the exploration project on the pathway to discovery;

•	Increased Geo-scientific Knowledge: Probability of the exploration project proceeding to the next Exploration Stage;

•	Required Expenditure: Cost of proceeding to the next Exploration Stage; and

•	Valuation Criteria: The minimum / threshold value based on the Company’s evaluation returns.

In terms of the valuation criteria, the commercial threshold value is determined by comparison to a comparable transaction on a similar deposit style, ideally in PNG or elsewhere internationally if the regional setting can be aligned. This threshold value is the expected value based on the success of exploration projects of this type.

In SRK’s approach, the Expected Value (“ExpV”) of an economic discovery is the probability of the exploration project advancing (“P”) to the next Exploration Stage multiplied by the Target Value (“TV”), less the cost of discovery (“Cd”), therefore ExpV = (TV x P) – Cd.

This valuation method generates an ExpV of a project as it advances through each of five key exploration stages with increased geoscientific knowledge, by working back from the Company’s TV.

The valuation process requires an assessment of the risk profile and the cost of each of the principal exploration stages. This process can be considered as a simplified ‘roll-back’ evaluation similar to one arm of an assumed ‘successful’ decision tree analysis.

Since the decision to proceed to the next stage is a forward-looking one, present (January 2005) money terms are used for costs, based either on actual or budgeted costs that the Company has committed or is likely to commit to fund each of the key exploration stages. Where such cost information is not available, SRK has made an assumption based on its experience and historical knowledge from other projects and areas.

The key Exploration Stages that are generally accepted by industry are:

•	Stage A – Project Generation Stage: Due to the level of mapping and regional sampling campaigns already undertaken on Harmony’s PNG tenements, SRK considers that Stage A is complete and exploration has appropriately progressed from Stage A to Stage B;

•	Stage B – Reconnaissance Exploration Stage: Generally, exploration relating to this stage includes activities such as broadly spaced geochemical sampling programs, stream sampling, soil sampling, rockchip sampling and some auger sampling. SRK considers that the level of work undertaken thus far on the identified PNG project areas is currently at this stage;

•	Stage C – Drill Testing/Systematic Exploration Stage: Exploration activity related to this Stage includes selected drill testing of an anomaly. RC and some diamond core drilling should be included in costs estimates associated with this Exploration Stage. Drilling of anomalies, up to the point of obtaining an ‘economic drill intercept’ is also included. SRK estimates a reasonable value for works at this phase to advance to a resource definition stage, based on a footprint of 300,000m2, a 100m grid spacing and an average hole depth of 200m, would be approximately A$0.25m per target area;

•	Stage D – Resource Delineation Stage: This penultimate key stage would involve pattern/grid drilling to determine the extent and continuity of mineralisation consisting primarily of RC and diamond drilling, geotechnical, hydrological and metallurgical testwork, preliminary resource modelling. For Harmony’s PNG tenements SRK has used the analogy of Hidden Valley, where 128 diamond holes were drilled to support the initial Inferred Mineral Resource estimate. SRK estimates a reasonable value for works sufficient to define an Inferred Mineral Resource, to be in the order of A$1m per prospect; and

•	Stage E – Feasibility Stage: The final stage is to test the technical-economic viability of the target area by undertaking a feasibility study to exploit the Inferred Mineral Resources as identified in Stage D. An increased level of infill drilling will be undertaken providing each level of study (scoping to pre-feasibility to feasibility) shows positive outcomes sufficient to meet the Company’s initial viability criteria. Technical work will include further detailed RC or diamond drilling, mineralogical testwork, resource modelling, mineability and optimisations. Economic work will include local currency commodity prices, saleability and cost of extraction and impact of royalties, quality penalties. SRK has assumed that three times the amount of drilling required for Stage D would be required, along with a substantial amount of testwork and the preparation of a Feasibility study completed to standard to support financing. A reasonable budget estimate to complete a Feasibility Study is A$5m per project area in SRK’s opinion.

14.7.2	Valuation – Hidden Valley Inferred Mineral Resources

The Hidden Valley feasibility excludes 10Mt of Inferred Mineral Resources averaging 3.0g/t Au (Appendix 2). These Inferred Resources have been included into the exploration valuation process as an assumed extension of the existing LoM Plan. An extraction factor of 60% of the tonnes and an assumed dilution as per the existing Mineral Resource to Mineral Reserve modification as estimated in the Hidden Valley Feasibility Study has been used. Table 14.89 presents the results of the valuation of the Hidden Valley Inferred Mineral Resources.

Table 14.89 Valuation of Hidden Valley – Inferred Mineral Resources

	Units		Exploration Stage
Exploration Valuation Parameters			D (Current)	E
Targets Assumed to Reach Stage	(No.	)	1	1
Probability of Targets Reaching Stage			0.90	1.00
Cost per target	(A$k	)	37	185
Value per Target	(A$k	)	22,553	25100
Cost	(A$m	)	1.00	5.00
Cumulative Cost	(A$m	)	1.00	6.00

Expected Value	(A$m	)	22.6	25.1

14.7.3	Valuation – Hidden Valley Exploration Tenements

In addition, the Hidden Valley project area contains 9 ‘high priority’ targets and 18 ‘regional targets’ (Table 14.90). The high priority targets are within 10km of the identified (as per current feasibility study) location of the Hidden Valley mill site and are at a more advanced stage of sampling than the more distal and less prospected regional targets.

Table 14.90 Hidden Valley Exploration Targets

Prospects	Target
High Priority Targets
Apu Creek	SE extensions to the Kaveroi Creek Zone
Nosave	NW strike extension of the Hidden Valley Zone
Andim	Straddles the Hidden Valley and Kaveroi Creek Zones
Puruwang	Possible parallel mineralised system to the Kaveroi Creek Zone
Big Wau	Porphyry copper and gold targets
Upper Bulolo/Salembaini	Porphyry related base metal-gold target
Salemba	Strong geochemical evidence for Hidden Valley type gold mineralisation below metasediment caprock
Tais Creek	Possible parallel mineralised system to the Hidden Valley Zone
Yafo	Fault controlled silica-pyrite and magnetite-pyrite-quartz veining

Regional Targets
Moa Creek	Strongly anomalous gold geochemistry
Udat Creek	Strongly anomalous gold and base metal geochemistry
Kalamansi Creek	Stream sediment anomaly
Tumbe Creek	Stream sediment anomaly
Moka Creek	Stream sediment anomaly
Indiwi River Group	Stream sediment anomaly
Webiak	NW strike extensions of the Edie Creek vein systems / Possible diatreme
Upper Little Wau Creek	Anomalous rock chip results to 8.80g/t Au
Kulang	Hydrothermal breccias associated with porphyry intrusion
Kaure	Hydrothermal breccias associated with porphyry intrusion
Big Wau Creek	Hydrothermal breccias associated with porphyry intrusion
Mungowe	Fault controlled carbonate-base metal veining
White Cat	Stream sediment anomaly
Mossy Knoll	Stream sediment anomaly
Kobiak/ Iwalewi	Fault controlled quartz-pyrite veining
Kudjeru	Stream sediment anomaly
Upper Waria	Stream sediment anomaly
Allens Lode	Stratabound and structurally controlled replacement style gold mineralisation.

For this analysis, SRK has assumed that 2 targets in the Hidden Valley area will result in an orebody of similar size to Hamata, containing approximately 3Mt at 3g/t Au, and that processing could be undertaken at the Hidden Valley mill (i.e. satellite deposits), and that a deposit of comparable size to Hidden Valley (21Mt grading 3g/t Au) will also be found. Hamata forms part of the overall Hidden Valley feasibility study, however Hamata would not necessarily be viable as a stand-alone operation. SRK has assumed a continuation of the existing mine beyond 2011 at a similar 3Mtpa plant throughput.

Combined with the Inferred Mineral Resources, SRK has assumed that an incremental capital outlay of approximately A$100m would be required to capitalise mine development. This figure was estimated by assuming the Hidden Valley pre-production requirement (A$40m) as well as the estimated costs of feasibility drilling and studies (A$15m), haul road construction (A$5m), tailings dam extension (A$10m), fleet replacement (A$25m) and miscellaneous (A$5m).

SRK estimates that of the 27 projects, 9 high priority targets and 6 regional targets (one-third) would be progressed to Stage C. The more proximal targets should be assigned a higher probability due the shorter haul distances and hence greater attractiveness as targets.

Of the 15 at Stage C, SRK estimates that 5 will progress to Stage D and 3 to Stage E. Table 14.91 and Table 14.92 shows the resultant valuation of Hidden Valley exploration tenements at the current stage exploration. In this valuation, all targets are ranked equally in terms of prospectivity and economics, however at the initial stages a selection will be made eliminating 12 where there will be no further work.

Table 14.91 Valuation of Hidden Valley – Exploration Tenements (Hidden Valley Style)

Exploration Valuation Parameters	Units		Exploration Stage
			B (Current)	C	D	E
Targets Assumed to Reach Stage	(No.	)	5	3	2	1
Probability of Targets Reaching Stage			0.41	0.33	0.60	1.00
Cost per target	(A$k	)	0	150	400	1,000
Value per Target	(A$k	)	6,388	15,756	47,718	80,197
Cost	(A$m	)	0.0	0.8	2.0	5.0
Cumulative Cost	(A$m	)	0.0	0.8	2.8	7.8

Expected Value	(A$m	)	31.9	47.3	95.4	80.2

Table 14.92 Valuation of Hidden Valley – Exploration Tenements (Hamata Style)

Exploration Valuation Parameters	Units		Exploration Stage
			B (Current)	C	D	E
Targets Assumed to Reach Stage	(No.	)	22	12	3	2
Probability of Targets Reaching Stage			0.41	0.33	0.60	1.00
Cost per target	(A$k	)	0	136	136	455
Value per Target	(A$k	)	634	1,565	5,103	8,733
Cost	(A$m	)	0.0	3.0	3.0	10.0
Cumulative Cost	(A$m	)	0.0	3.0	6.0	16.0

Expected Value	(A$m	)	14.0	18.8	15.3	17.5

On this basis the total value ascribed to the Hidden Valley Tenements is A$45.9m.

14.7.4	Valuation – Wafi Exploration Tenements

The Wafi exploration tenements have 5 anomalies identified as being similar in size to the Wafi project area (Bonanza Creek, Klondyke Creek, Tovu Creek, NE Hekeng Creek and Bavaga Creek). For this valuation, the target is assumed to be an orebody similar to the GCGP. For valuing the exploration potential, the lower end of the valuation range has been adopted, assuming that a processing facility is constructed at Wafi i.e. a satellite deposit scenario. This scenario has a 15-year project life. Similar to the Hidden Valley tenements, the 5 target identified targets within the Wafi exploration tenements are assessed to be at Stage B.

Table 14.93 Valuation of Wafi Exploration Tenements

Exploration Valuation Parameters	Units		Exploration Stage
			B (Current)	C	D	E
Targets Assumed to Reach Stage	(No.	)	5	2	1	1
Probability of Targets Reaching Stage			0.33	0.50	0.50	1.00
Cost per target	(A$k	)	0	500	2,000	10,000
Value per Target	(A$k	)	7,366	22,321	45,642	95,284
Cost	(A$m	)	0.0	1.0	2.0	10.0
Cumulative Cost	(A$m	)	0.0	1.0	3.0	13.0

Expected Value	(A$m	)	36.8	44.6	45.6	95.3

14.7.5	Valuation of Wafi Epithermal Gold Deposit

The Indicated Mineral Resources of the Wafi epithermal Au deposit, as reported in Appendix 2 are 44.3Mt grading 2.9g/t Au and containing 4.1Moz Au, as well as an Inferred Mineral Resource of 27.9Mt grading 2.4g/t Au and containing 2.1Moz Au.

This deposit has had no detailed economic studies; preliminary metallurgical testwork has indicated that due to the high sulphide content of the mineralisation, a flotation plant would be required, and recoveries are likely to be only moderate for most of the deposit.

SRK considers further progress of this deposit to be contingent on the development of the Golpu copper-gold orebody, which could provide significant capital synergies with the Au deposit. The Wafi Au deposit has been valued purely as an exploration target rather than as a producing operation. In SRK’s experience, market values of between A$2/oz and A$10/oz are common for such projects, with the values depending on the perceived level of technical risk and high-level economic studies. A selection of transactions for resources and operations is presented in Table 14.94. Based on this SRK considers that a valuation of A$8/oz for the metal contained in the current total resource is appropriate given the size of the deposit (total gold content of Indicated Mineral Resource and Inferred Mineral Resources of 6.3Moz), and in recognition of the refractory nature of the mineralisation and the project’s dependence on the progress of the GCGP. The Wafi Au deposit has therefore been ascribed a nominal value of A$50m by SRK.

Table 14.94 Recent Gold Transactions: © Metals Economics Group(1)

Project	Transaction Date	Gold Price (US$/oz)(2)	Location	Status	% Acquired	Seller	Buyer	Price Paid (US$m)	Au Equivalent Acquired (koz)	Tonnage (Mt)	Grade (Au Eqg/t)	Certainty	Price Paid (US$/ AuEqoz)
Guelb Moghrein	2004 Q2	360	Mauritania	PRE	80%	Gemak/Wadi Al Rawka	First Quantum	10.0	2,758	23.7	4.5	INDC	3.63
Vatukoula Resources	2004 Q1	360	Fiji	PRD	80%	Emperor Mines	DRD	79.3	3,172	12.3	10.0	MIIF	25.00
Ocampo	2003 Q3	310	Mexico	FEA	60%	Bolnisi Gold	Gammon Lake	5.0	1,800	11.5	8.1	IDIF	2.78
Robinson	2003 Q4	310	United States	PRE	100%	BHP Billiton	Quadra Mining	18.0	14,589	381.0	1.2	IDIF	1.23
Los Filos	2003 Q4	310	Mexico	RD	70%	Teck Cominco	Wheaton River	48.4	1,245	38.4	1.4	INDC	38.89
Los Filos	2003 Q4	310	Mexico	RD	30%	Miranda Mining	Wheaton River	11.6	533	38.4	1.4	INDC	21.75
El Limon	2003 Q3	310	Mexico	RD	21%	Miranda	Wheaton River	26.0	323	13.4	3.5	INFE	80.62
Lapa	2003 Q2	310	Canada	RD	20%	Breakwater	Agnico-Eagle	8.9	164	3.0	8.5	INFE	55.02
Meliadine West	2003 Q3	310	Canada	RD	56%	WMC Resources	Comaplex Minerals	17.3	1,506	12.3	6.8	INFE	11.49
Gidgee	2003 Q4	310	Australia	PRD	100%	Abelle	Legend Mining	4.6	506	2.4	6.5	MIIF	9.09
Youga	2003 Q3	310	Burkina Faso	FEA	90%	Ashanti/Kinross	Etruscan Resources	6.5	984	12.0	2.8	MIIF	6.61
Camp Caiman	2003 Q3	310	French Guiana	RD	100%	Ariane shareholders	Cambior	43.0	970	10.4	2.9	MSID	44.33
Rock Creek	2002 Q1	290	United States	RD	50%	Cominco	Novagold	10.0	487	11.8	2.6	IDIF	20.56
Segala	2002 Q2	290	Mali	RD	77%	Semafo	Nevsun Resources	9.0	715	6.5	4.5	IDIF	12.59
Ivanhoe	2002 Q2	290	United States	RD	50%	Great Basin	Hecla Mining	21.8	505	0.7	48.3	INFE	43.21
Shotgun	2002 Q1	290	United States	RD	70%	Novagold	TNR Resources	9.0	687	32.8	0.9	INFE	13.11
Bissett	2002 Q1	290	Canada	RD	100%	Harmony	Wildcat Exploration	9.4	569	1.9	9.3	MIIF	16.52
Camp Caiman	2002 Q1	290	French Guiana	RD	100%	Asarco	Hope Bay Gold	16.4	1,910	18.0	3.3	MIIF	8.59
Hope Bay	2002 Q1	290	Canada	RD	50%	Hope Bay Gold	Miramar	31.9	833	3.4	15.4	MSID	38.32

(1)	©Metals Economics Group. The information presented in the above table may not be reproduced without MEG’s permission.
(2)	The gold price stated is an annual forecast price derived by MEG at the beginning of each calendar year and it is this price that is used in equivalent calculations.
(3)	The Following abbreviations apply in the above table:

PRD – Production; PRE – Pre-production; FEA – Feasibility; RD – Reserves Development; MIIF – Measured, Indicated & Inferred; IDIF – Indicated and Inferred; INFE – Inferred; MSID – Measured and Indicated; and INDC – Indicated.

14.7.6	Valuation of GCGP

The GCGP deposit Indicated Mineral Resources, as reported in Appendix 2 is stated as 92.9Mt grading 1.5%Cu and 0.7g/tAu. There is an additional Inferred Mineral Resource of 21.3Mt grading 1.2%Cu and 0.7g/tAu.

SRK undertook a high-level combined open pit/block caving desk-top scoping study for the GCGP project in early 2004. Assumptions for this study were:

•	The then current spot metal prices of USc140/lb for copper and US$392/oz for gold;

•	A US$:A$ exchange rate of 1.33;

•	A discount rate of 10%;

•	A production rate of 6Mtpa;

•	A mining cost of A$5.5/t;

•	A concentrating and administration charge of A$9.05/t;

•	Copper and gold concentrator recoveries of 92% and 55% respectively; and

•	Smelter charges variable depending on the arsenic content.

The objective of this study was to determine the optimum combination of pit and block cave. The different scenarios analysed included each one of a series of possible open pits with block caves with extraction horizons at different elevations.

The high-level scenarios were re-assessed using the base macro-economic parameters detailed in Table 1.2 and a long-term copper price of USc98/lb. Below USc100/lb the initial technical study results in a negative NPV, assuming the capital expenditure requirements of approximately A$700m for infrastructure and metallurgical facilities.

In view of the level of study and the accuracy of estimates, for this valuation SRK has valued the GCGP as an exploration project, assuming a 50% probability of progressing at the maximum block caving scenario given an assumed 10% increase in the average grade due to refinements in the mining method. The value ascribed to the deposit is A$75.6m (Table 14.95). This value ascribed to the Mineral Resources is equivalent to USc1.9/lb contained (Recent Copper transactions – Table 14.96).

Table 14.95 Valuation of GCGP

Exploration Valuation Parameters	Units		Exploration Stage
			D (Current)	E
Targets Assumed to Reach Stage	(No.	)	1	1
Probability of Targets Reaching Stage			1.00	1.00
Cost per target	(A$k	)	2,000	1,0000
Value per Target	(A$k	)	75,637	77637
Cost	(A$m	)	2.0	10.0
Cumulative Cost	(A$m	)	2.0	12.0

Expected Value	(A$m	)	75.6	77.6

Table 14.96 Recent Copper-Gold Transactions: © Metals Economics Group(1)

Project	Transaction Date	Gold Price (US$/oz)(2)	Cu Price (USc/lb)(2)	Location	Status	% Acquired	Seller	Buyer	Price Paid (US$m)	Cu Equivalent at Acquired (kt)	Tonnage (Mt)	Cu Equivalent (%)	Certainty	Price Paid (USc/ CuEqlb)
Prominent Hill	2004 Q4	360	87	Australia	RD	35%	Minotaur Resources	Oxiana	72.3	602	97.0	1.8	INFE	5.5
Guelb Moghrein	2004 Q2	360	87	Mauritania	FEA	80%	Gemak/Wadi Al Rawka	First Quantum	10.0	518	23.7	2.7	MSID	0.9
Eloise	2004 Q1	360	87	Australia	PRD	100%	Breakaway Resources	Barminco	10.3	37	0.9	4.0	PRPB	12.6
Sepon	2004 Q1	360	87	Laos	PRD	20%	Rio Tinto	Oxiana	85.0	221	29.7	3.7	PRPB	17.4
Robinson	2003 Q4	310	82	United States	PRE	100%	BHP Billiton	Quadra Mining	18.0	2,697	381.0	0.7	MIIF	0.3
Lumwana	2003 Q3	310	82	Zambia	FEA	49%	Phelps Dodge	Equinox	5.0	3,345	205.3	3.3	PRPB	0.1
Cerattepe	2003 Q2	310	82	Turkey	RD	100%	Teck Cominco	Cayeli Bakir	11.0	334	6.7	5.0	PROB	1.5
Agua Rica	2003 Q1	310	82	Argentina	FEA	72%	BHP Billiton	Northern Orion	12.6	4,979	750.0	0.9	PRPB	0.1
Alumbrera	2003 Q1	310	82	Argentina	PRD	25%	Rio Tinto	Wheaton River/ Northern Orion	180.0	787	370.0	0.9	PRPB	10.4
Salobo	2002 Q2	290	81	Brazil	RD	50%	Anglo American	CVRD	50.9	4,990	784.0	1.3	MIIF	0.55
Sossego	2001 Q4	290	88	Brazil	PRE	50%	Phelps Dodge	CVRD	42.5	1,822	313.0	1.2	DRIF	1.1
Kansanshi	2001 Q2	290	88	Zambia	RD	80%	Phelps Dodge	First Quantum	27.5	2,898	267.0	1.4	MIIF	0.4
Ernest Henry	2001 Q1	290	88	Australia	PRD	49%	Pasminco	MIM	74.0	686	103.0	1.4	PRPB	4.9
Mount Polley	2001 Q1	290	88	Canada	PRD	48%	Sumitomo	Imperial Metals	7.6	170	74.0	0.5	PRPB	2.0

(1)	©Metals Economics Group.The information presented in the above table may not be reproduced without MEG’s permission.
(2)	The metal price stated is an annual forecast price derived by MEG at the beginning of each calendar year and it is this price that is used in equivalent calculations.
(3)	The Following abbreviations apply in the above table:
PRD – Production; PRE – Pre-production; FEA – Feasibility; RD – Reserves Development; MIIF – Measured, Indicated & Inferred; IDIF – Indicated and Inferred; INFE – Inferred; MSID – Measured and Indicated; and INDC – Indicated.

14.7.7	Valuation of the Burnside Joint Venture

The valuation of the Burnside Joint Venture has been based on the inferred value reflected in the market capitalisation of the Company’s Joint Venture partner, Northern Gold NL which has a 50% interest in the Burnside Joint Venture, this being its principal asset.

Table 14.97 Valuation of the Burnside Joint Venture

Item	Units		Value
Shares in Issue	(No	)	147,487,455
Share Price	(A$	)	0.28
Market Capitalisation	(A$m	)	41.6
Less Cash	(A$m	)	8.0
Net Value	(A$m	)	33.6

ER			4.66

Net Asset Value	(ZARm	)	156.6

Equates to 50% of Burnside JV	(ZARm	)	156.6

14.7.8	Summary Valuation of Mineral Rights, Exploration Properties and Non-LoM Mineral Resources

The valuation method used links technical knowledge to an appropriate exploration value derived from economic studies of the known deposits. Table 14.99 summarises SRK’s valuation based on the current status of technical studies, completed exploration work and an assessment of the prospects for successful addition to the reserves. These probabilities are based on a subjective judgement and the valuations are therefore heavily dependant on these assumptions. The value ascribed to the Wafi Au epithermal deposit is likewise dependant on a subjective assessment of the level of technical risk and economic risk as compared to other gold deposits. All valuation results have been based on the commodity prices and exchange rates as detailed in Table 1.2 in Section 1.0 of the CPR.

Table 14.98 Summary Valuation of Mineral Rights, Exploration Properties and Non-LoM Mineral Resources

Exploration Asset	Status	Value (A$m)	Value (ZARm)
Hidden Valley Inferred Resources	Prospect	22.6	105.0
Hidden Valley Exploration Tenements	Prospect	45.9	213.7
Wafi Exploration Tenements	Advanced Exploration Project	36.8	171.5
Wafi Epithermal Gold Deposit	Advanced Exploration Project	50.0	232.8
Wafi Golpu Copper/Gold Deposit	Advanced Exploration Project	75.6	352.2
Burnside JV	Advanced Exploration Project	33.6	156.6

Total		264.5	1,231.8

Notwithstanding the above, the indicative valuations ascribed above are ultimately based on an assumption of success that cannot be guaranteed. Further, the realisation of the majority of these exploration properties is unlikely occur prior to 2010, the base macroeconomic assumptions may be considerably more or less favourable which would in turn have a material impact on the valuations as presented. By way of example a 8% reduction in the base case copper price (to USc90/lb) and assuming all other parameters to be constant would result in a 40% reduction in valuation as indicated in Table 14.98.

14.8	Valuation of interests in Listed Entities

The valuation of interests in Listed Entitles are based on the interest held by the Company and the market capitalisation of the various companies converted to ZAR at the forecast exchange rates included in Table 1.2 as at 1 January 2005. Table 14.99 below gives the valuation of the interests in listed entities as at 1 January 2005.

Table 14.99 Valuation of interests in listed entities

Listed Entities	Number of Shares (No.)	Share Price (ZAR/share)	Attributable Value (ZARm)
African Rainbow Minerals Limited	38,789,761	26.50	1,027.9
Bendigo Mining NL	29,434,956	4.12	121.3
Gold Fields Limited	56,606,482	69.50	3,934.2
Gold City	5,714,825	0.92	5.3
San Gold	5,000,000	2.17	10.9

Total			5,099.5

14.8.1	Valuation Adjustments

The valuation adjustments include the following:

•	The value of unallocated corporate expenses. This is based on an assumption of unallocated corporate overheads being ZAR100m per annum (in 1 January 2005 money terms) which is assumed to continue for 10.5 years with a production aligned reduction during the later 3 years. All costs are escalated in accordance with the parameters given in Table 1.2 and discounted at the WACC derived for the South African Mining Assets;

•	The Net (debt)/cash position as at 31 December 2004 which is stated as ZAR2,565m;

•	Derivative Instruments totalling some ZAR530m positive which comprise:

•	The mark to market value of Gold Lease Rates as at 31 December 2004. Harmony holds gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are treated as speculative and the mark to market value of these contracts is a positive ZAR20m as at 31 December 2004, based on valuations provided by independent treasury and risk management experts;

•	The mark to market value of commodity contracts as at 31 December 2004 and valued by independent risk and treasury management experts is ZAR230m negative. This value was based on a gold price of US$438m (A$562/oz), exchange rates of 5.63 (US$:ZAR) and 1.28 (US$:A$), and the prevailing market interests at the time. Table 14.100 below presents the details associated with these speculative contracts;

•	The mark to market value of interest rate swaps as at 31 December 2004 and valued by independent risk and treasury management experts is ZAR32m negative. The Company has interest rate swap agreements to convert ZAR600m of its ZAR1.2bn fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the Company pays floating rate based on Johannesburg Interbank Acceptance Rate (“JIBAR”) plus a spread ranging from 1.8% to 2.2%. These transactions which mature in 2006 are designed as fair value hedges; and

•	The mark to market value of currency contracts as at 31 December 2004 and valued by independent risk and treasury management experts is ZAR288m negative. The Company inherited these contracts with the acquisition of Avgold. The contracts were valued using an exchange rate of 5.63 (US$:ZAR). Table 14.101 below presents the details associated with these speculative contracts.

Table 14.100 Summary of Commodity Contracts

Commodity Contracts		Units		30-Jun-06	30-Jun-07	30-Jun-08	30-Jun-09	Total
Forward sales
agreements	Gold	(koz	)	108	147	100	100	455
	Gold Price	(A$/oz	)	510	515	518	518	515

Calls contracts sold
	Gold	(koz	)	40				40
	Gold Price	(A$/oz	)	552				552

Total Gold		(koz	)	148	147	100	100	495

Table 14.101 Summary of Currency Contracts

Currency Contracts			Units		30-Jun-05	30-Jun-06	Total
Forward exchange contracts	Units		(US$m	)	43	40	83
	Average strike	(1)	(A$ /oz	)	9.23	9.54	9.38
Forward exchange call contracts sold
	Units		(US$m	)	43	40	83
	Average strike	(2)	(A$ /oz	)	9.23	9.54	9.38

(1)	Buy US$, sell ZAR at the agreed exchange rate.
(2)	Sell US$, buy ZAR at the agreed exchange rate.

Table 14.102 Summary of Valuation Adjustments

Valuation Adjustments	Units		Amounts
Unallocated Corporate Expenses	(ZARm	)	–519.2
Net (debt)/cash at 31 December 2004	(ZARm	)	–2,565.0
Derivative Instruments	(ZARm	)	–530.0
Mark-to-market of Commodity Hedge Book at 31 December 2004	(ZARm	)	–230.0
Mark-to-market of Gold Lease Rates at 31 December 2004	(ZARm	)	20.0
Mark-to-market of Interest Rate Swaps at 31 December 2004	(ZARm	)	–32.0
Mark-to-market of Currency at 31 December 2004	(ZARm	)	–288.0

Total	(ZARm	)	–3,614.2

15.	HARMONY EQUITYVALUE

15.1	Introduction

The following section includes an assessment of the Equity Value of the Company under assumed Operating Options and Scenarios as previously defined. The Equity Value of the Company is based on the sum of the parts approach combining: the valuation of the Mining Assets as represented by the sum of Enterprise Values, Valuation of Mineral Rights, Exploration Properties, and Non-LoM Resources; the interests in Listed Entities; and Valuation Adjustments.

In addition and based on the 392,993,004 fully diluted ordinary shares in issue as at 1 January 2005, SRK has derived an Equity Value per share which can be compared to the latest available market price as at 31 December 2004, which was ZAR51.20. The resulting ratio relating Equity Value to share price is included for presentation purposes only, and no detailed analysis is included as to the rationale or appropriateness of such a ratio. Furthermore, SRK notes that the Equity Value as presented is done so in accordance with the Listing Requirements and is not intended to constitute an opinion or recommendation as would normally be expected in terms of a ‘fair and reasonable’ statement.

In addition, SRK has included the results of sensitivity analysis which indicates the impact of sales revenue, operating costs and capital expenditure on the Equity Value and the ratio of share price to EquityValue. These in addition to the results of the various Scenarios are included for comparative purposes and should not be regarded as definitive, but rather an indication of the resultant range given various assumptions.

SRK note that the range of Equity Values defined for the Company is significant and is a direct result of the various operating Options and Scenarios considered. The lower values are a direct result of the negative NPVs ascribed to certain of the Mining Assets. In respect of these negative NPVs it is likely that should the projections as indicated in the accompanying FMs prevail then; the Company will undertake the necessary action which may entail a combination of re-planning, re-structuring and implementing improvements to ensure that a positive cash position or at least minimal loss position is established and maintained.

Note that for operating Option ‘C’ it is assumed that as Mining Assets are closed and all liabilities are incurred, all Mineral Resources associated with such assets are removed from the statement.

The resulting Equity Value expressed per unit of Mineral Reserve (gold content measured in koz) and per unit of Mineral Resource (gold content measured in koz) can be compared with the comparable transaction as included in Table 15.11.

15.2	Scenario 1

Table 15.1 Harmony Equity Value Analysis – Scenario 1(1)

Valuation Components	Units		Option ‘A’	Option ‘B’	Option ‘C’
Enterprise Value	(ZARm	)	6,744.3	8,316.3	8,871.4

Free Gold Tax Entity	(ZARm	)	2,351.1	2,351.1	2,351.1
Joel Tax Entity	(ZARm	)	(110.5)	(110.5)	(23.2)
West Wits Tax Entity	(ZARm	)	3,983.0	3,983.0	3,983.0
Target Tax Entity	(ZARm	)	2,329.1	2,329.1	2,329.1
Harmony Free State Tax Entity	(ZARm	)	(828.3)	(828.3)	(577.7)
Evander Tax Entity	(ZARm	)	(1,979.2)	(407.2)	(213.8)
Orkney Tax Entity	(ZARm	)	242.4	242.4	242.4
Welkom Tax Entity	(ZARm	)	(36.5)	(36.5)	(12.8)
Kalgold Tax Entity	(ZARm	)	51.6	51.6	51.6
Australian Tax Entity	(ZARm	)	340.1	340.1	340.1
Papua New Guinea Tax Entity	(ZARm	)	401.7	401.7	401.7

Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm	)	1,231.8	1,231.8	1,231.8

Value of Mining Assets	(ZARm	)	7,976.1	9,548.1	10,103.1

Interests in Listed Entities	(ZARm	)	5,099.5	5,099.5	5,099.5

Valuation Adjustments	(ZARm	)	(3,614.2)	(3,614.2)	(3,614.2)

Equity Value	(ZARm	)	9,461.4	11,033.4	11,588.4

Ordinary Shares in Issue	(No	)	392,993,004	392,993,004	392,993,004
Equity Value Per Share	(ZAR/share	)	24.08	28.08	29.49
Share prices at 1 January 2005	(ZAR/ share	)	51.20	51.20	51.20
Share Price/Equity Value			2.13	1.82	1.74

Mineral Reserves	(koz	)	52,186	42,318	33,398
Mineral Resources	(koz	)	255,631	255,631	255,631
Equity Value per Mineral Reserve Unit	(US$/oz	)	30	44	58
Equity Value per Mineral Resource Unit	(US$/oz	)	6	7	8

(1)	For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources; Interests in Listed Entities; and Valuation Adjustments see Table 14.98, Table 14.99 and Table 14.102 respectively.

Table 15.2 Harmony Equity Value Analysis: WACC sensitivity analysis – Scenario 1

Discount Factor Sensitivity (%)	Option ‘A’ (ZAR/Share)	Option ‘B’ (ZAR/Share)	Option ‘C’ (ZAR/Share)
–20.00	28.85	31.75	33.76
–15.00	27.51	30.76	32.60
–10.00	26.27	29.81	31.50
–5.00	25.13	28.92	30.47

0.00	24.08	28.08	29.49

5.00	23.38	27.55	28.84
10.00	22.47	26.78	27.95
15.00	21.62	26.05	27.11
20.00	20.83	25.35	26.31

Discount Factor Sensitivity (%)	Option ‘A’ (Share Price/Equity Value)	Option ‘B’ (Share Price/Equity Value)	Option ‘C’ (Share Price/Equity Value)
–20.00	1.77	1.61	1.52
–15.00	1.86	1.66	1.57
–10.00	1.95	1.72	1.63
–5.00	2.04	1.77	1.68

0.00	2.13	1.82	1.74

5.00	2.19	1.86	1.78
10.00	2.28	1.91	1.83
15.00	2.37	1.97	1.89
20.00	2.46	2.02	1.95

Table 15.3 Harmony Equity Value Analysis: twin parameter sensitivity analysis – Scenario 1

Sensitivity Range –
Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range –
Total Working Cost	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range –
Capital Expenditure	–15%	–10%	–5%	0%	5%	10%	15%

Share Price

Option ‘A’	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)
Revenue	–ve	–ve	5.12	24.08	42.03	58.97	75.10
Total Working Cost	45.06	38.33	31.24	24.08	16.74	9.12	0.98
Capital Expenditure	27.35	26.23	25.17	24.08	23.00	21.90	20.82

Option ‘B’	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)
Revenue	–ve	–ve	10.83	28.08	44.47	59.54	73.84
Total Working Cost	47.56	41.42	34.83	28.08	21.19	14.05	6.44
Capital Expenditure	29.68	29.13	28.60	28.08	27.55	27.02	26.49

Option ‘C’	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)	(ZAR/share)
Revenue	2.47	6.88	17.20	29.49	44.53	59.60	73.90
Total Working Cost	47.61	41.47	34.95	29.49	25.13	20.51	15.63
Capital Expenditure	30.72	30.29	29.89	29.49	29.09	28.68	28.28

Share Price/Equity Value

Option ‘A’
Revenue	–ve	–ve	10.01	2.13	1.22	0.87	0.68
Total Working Cost	1.14	1.34	1.64	2.13	3.06	5.61	52.10
Capital Expenditure	1.87	1.95	2.03	2.13	2.23	2.34	2.46

Option ‘B’
Revenue	–ve	–ve	4.73	1.82	1.15	0.86	0.69
Total Working Cost	1.08	1.24	1.47	1.82	2.42	3.65	7.95
Capital Expenditure	1.72	1.76	1.79	1.82	1.86	1.89	1.93

Option ‘C’
Revenue	20.74	7.44	2.98	1.74	1.15	0.86	0.69
Total Working Cost	1.08	1.23	1.46	1.74	2.04	2.50	3.28
Capital Expenditure	1.67	1.69	1.71	1.74	1.76	1.78	1.81

Table 15.4 Harmony Mineral Reserve Analysis: twin parameter sensitivity analysis – Scenario 1

Option ‘A’ +ve Mineral Reserves		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	15,011	32,416	33,398	37,989	52,186	52,186	52,186
	–10%	15,011	30,544	32,416	37,989	52,186	52,186	52,186
Total	–5%	4,374	15,011	32,416	33,398	37,989	52,186	52,186
Working Cost	0%	4,374	15,011	32,120	33,398	37,989	52,186	52,186
Sensitivity	5%	0	4,374	17,048	33,398	33,398	52,186	52,186
	10%	0	4,374	15,011	33,102	33,398	37,710	52,186
	15%	0	4,374	15,011	31,526	33,398	33,398	52,186

Option ‘B’ +ve Mineral Reserves		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	15,011	32,416	33,398	42,318	42,318	42,318	42,318
	–10%	15,011	30,544	32,416	42,318	42,318	42,318	42,318
Total	–5%	4,374	15,011	32,416	33,398	42,318	42,318	42,318
Working Cost	0%	4,374	15,011	32,120	33,398	42,318	42,318	42,318
Sensitivity	5%	0	4,374	17,048	33,398	33,398	42,318	42,318
	10%	0	4,374	15,011	33,102	33,398	42,039	42,318
	15%	0	4,374	15,011	31,526	33,398	33,398	42,318

Option ‘C’ +ve Mineral Reserves		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	15,011	32,416	33,398	33,398	33,398	33,398	33,398
	–10%	15,011	30,544	32,416	33,398	33,398	33,398	33,398
Total	–5%	4,374	15,011	32,416	33,398	33,398	33,398	33,398
Working Cost	0%	4,374	15,011	32,120	33,398	33,398	33,398	33,398
Sensitivity	5%	0	4,374	17,048	33,398	33,398	33,398	33,398
	10%	0	4,374	15,011	33,102	33,398	33,398	33,398
	15%	0	4,374	15,011	31,526	33,398	33,398	33,398

Table 15.5 Harmony Equity Value Analysis: twin parameter sensitivity analysis – Scenario 1

Option ‘A’ (ZAR/Share)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	8.07	26.58	43.77	60.25	76.35	92.22
	–10%	–ve	0.27	19.77	37.48	54.28	70.64	86.52
Operating	–5%	–ve	–ve	12.57	30.83	48.24	64.85	80.79
Expenditure	0%	–ve	–ve	5.12	24.08	42.03	58.97	75.10
Sensitivity	5%	–ve	–ve	–ve	17.09	35.27	52.79	69.30
	10%	–ve	–ve	–ve	9.81	28.57	46.64	63.43
	15%	–ve	–ve	–ve	2.01	21.69	39.94	57.27

Option ‘B’ (ZAR/Share)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	14.03	30.86	46.27	60.81	75.10	89.21
	–10%	–ve	6.79	24.49	40.57	55.50	69.96	84.06
Operating	–5%	–ve	–ve	17.76	34.42	50.09	64.83	78.96
Expenditure	0%	–ve	–ve	10.83	28.08	44.47	59.54	73.84
Sensitivity	5%	–ve	–ve	3.44	21.54	38.17	54.04	68.69
	10%	–ve	–ve	–ve	14.73	31.86	48.40	63.41
	15%	–ve	–ve	–ve	7.47	25.42	42.15	57.88

Option ‘C’ (ZAR/Share)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	7.12	18.52	30.96	46.31	60.86	75.15	89.26
	–10%	4.75	13.84	25.81	40.62	55.55	70.01	84.11
Operating	–5%	3.11	9.27	21.61	34.54	50.15	64.89	79.02
Expenditure	0%	2.47	6.88	17.20	29.49	44.53	59.60	73.90
Sensitivity	5%	2.20	4.49	12.58	25.48	38.32	54.11	68.75
	10%	2.20	3.18	9.01	21.20	33.36	48.46	63.48
	15%	2.20	2.53	6.65	16.60	29.44	42.32	57.95

Option ‘A’ (Share Price/Equity Value)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	6.35	1.93	1.17	0.85	0.67	0.56
	–10%	–ve	187.12	2.59	1.37	0.94	0.72	0.59
Operating	–5%	–ve	–ve	4.07	1.66	1.06	0.79	0.63
Expenditure	0%	–ve	–ve	10.01	2.13	1.22	0.87	0.68
Sensitivity	5%	–ve	–ve	–ve	3.00	1.45	0.97	0.74
	10%	–ve	–ve	–ve	5.22	1.79	1.10	0.81
	15%	–ve	–ve	–ve	25.41	2.36	1.28	0.89

Option ‘B’ (Share Price/Equity Value)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	–ve	3.65	1.66	1.11	0.84	0.68	0.57
	–10%	–ve	7.55	2.09	1.26	0.92	0.73	0.61
Operating	–5%	–ve	–ve	2.88	1.49	1.02	0.79	0.65
Expenditure	0%	–ve	–ve	4.73	1.82	0.00	0.86	0.69
Sensitivity	5%	–ve	–ve	14.90	2.38	1.34	0.95	0.75
	10%	–ve	–ve	–ve	3.48	1.61	1.06	0.81
	15%	–ve	–ve	–ve	6.85	2.01	1.21	0.88

Option ‘C’ (Share Price/Equity Value)		Revenue Sensitivity
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	7.19	2.76	1.65	1.11	0.84	0.68	0.57
	–10%	10.77	3.70	1.98	1.26	0.92	0.73	0.61
Operating	–5%	16.47	5.52	2.37	1.48	1.02	0.79	0.65
Expenditure	0%	20.74	7.44	2.98	1.74	1.15	0.86	0.69
Sensitivity	5%	23.28	11.40	4.07	2.01	1.34	0.95	0.74
	10%	23.28	16.13	5.68	2.42	1.53	1.06	0.81
	15%	23.28	20.21	7.70	3.09	1.74	1.21	0.88

15.3	Scenario 2

Table 15.6 Harmony Equity Value Analysis – Scenario 2(1)

Valuation Components	Units		Option ‘A’	Option ‘B’	Option ‘C’
Enterprise Value	(ZARm	)	7,927.4	9,311.5	9,537.1

Free Gold Tax Entity	(ZARm	)	2,598.7	2,598.7	2,598.7
Joel Tax Entity	(ZARm	)	(100.1)	(100.1)	(23.2)
West Wits Tax Entity	(ZARm	)	4,256.3	4,256.3	4,256.3
Target Tax Entity	(ZARm	)	2,449.0	2,449.0	2,449.0
Harmony Free State Tax Entity	(ZARm	)	(642.9)	(642.9)	(577.7)
Evander Tax Entity	(ZARm	)	(1,657.6)	(273.6)	(213.8)
Orkney Tax Entity	(ZARm	)	268.1	268.1	268.1
Welkom Tax Entity	(ZARm	)	(36.5)	(36.5)	(12.8)
Kalgold Tax Entity	(ZARm	)	50.7	50.7	50.7
Australian Tax Entity	(ZARm	)	340.1	340.1	340.1
Papua New Guinea Tax Entity	(ZARm	)	401.7	401.7	401.7

Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm	)	1,231.8	1,231.8	1,231.8

Value of Mining Assets	(ZARm	)	9,159.2	10,543.2	10,768.9

Interests in Listed Entities	(ZARm	)	5,099.5	5,099.5	5,099.5

Valuation Adjustments	(ZARm	)	(3,614.2)	(3,614.2)	(3,614.2)

Equity Value	(ZARm	)	10,644.5	12,028.5	12,254.1

Ordinary Shares in Issue	(No	)	392,993,004	392,993,004	392,993,004
Equity Value Per Share	(ZAR/share	)	27.09	30.61	31.18
Share prices at 1 January 2005	(ZAR/share	)	51.20	51.20	51.20
Share Price/Equity Value			1.89	1.67	1.64

Mineral Reserves	(koz	)	52,186	42,318	33,398
Mineral Resources	(koz	)	255,631	255,631	255,631
Equity Value per Mineral Reserve Unit	(US$/oz	)	34	48	62
Equity Value per Mineral Resource Unit	(US$/oz	)	7	8	8

(1)	For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources; Interests in Listed Entities; and Valuation Adjustments see Table 14. 98, Table 14.99 and Table 14.102 respectively.

15.4	Scenario 3

Table 15.7 Harmony Equity Value Analysis – Scenario 3(1)

Valuation Components	Units		Option ‘A’	Option ‘B’	Option ‘C’
Enterprise Value	(ZARm	)	(746.8)	1,626.8	4,280.3

Free Gold Tax Entity	(ZARm	)	520.3	520.3	520.3
Joel Tax Entity	(ZARm	)	(226.4)	(226.4)	(23.2)
West Wits Tax Entity	(ZARm	)	2,264.7	2,264.7	2,264.7
Target Tax Entity	(ZARm	)	1,546.3	1,546.3	1,546.3
Harmony Free State Tax Entity	(ZARm	)	(2,031.7)	(2,031.7)	(577.7)
Evander Tax Entity	(ZARm	)	(3,560.0)	(1,186.4)	(213.8)
Orkney Tax Entity	(ZARm	)	5.0	5.0	5.0
Welkom Tax Entity	(ZARm	)	(36.5)	(36.5)	(12.8)
Kalgold Tax Entity	(ZARm	)	(11.5)	(11.5)	(11.5)
Australian Tax Entity	(ZARm	)	342.4	342.4	342.4
Papua New Guinea Tax Entity	(ZARm	)	440.6	440.6	440.6

Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm	)	1,231.8	1,231.8	1,231.8

Value of Mining Assets	(ZARm	)	485.0	2,858.6	5,512.0

Interests in Listed Entities	(ZARm	)	5,099.5	5,099.5	5,099.5

Valuation Adjustments	(ZARm	)	(3,614.2)	(3,614.2)	(3,614.2)

Equity Value	(ZARm	)	1,970.3	4,343.9	6,997.3

Ordinary Shares in Issue	(No	)	392,993,004	392,993,004	392,993,004
Equity Value Per Share	(ZAR/share	)	5.01	11.05	17.81
Share prices at 1 January 2005	(ZAR/share	)	51.20	51.20	51.20
Share Price/Equity Value			10.21	4.63	2.88

Mineral Reserves	(koz	)	52,186	42,318	33,398
Mineral Resources	(koz	)	255,631	255,631	255,631
Equity Value per Mineral Reserve Unit	(US$/oz	)	6	17	35
Equity Value per Mineral Resource Unit	(US$/oz	)	1	3	5

(1)	For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources; Interests in Listed Entities; and Valuation Adjustments see Table 14. 98, Table 14.99 and Table 14.102 respectively.

15.5	Scenario 4

Table 15.8 Harmony Equity Value Analysis – Scenario 4(1)

Valuation Components	Units		Option ‘A’	Option ‘B’	Option ‘C’
Enterprise Value	(ZARm	)	5,118.6	6,685.5	7,508.1

Free Gold Tax Entity	(ZARm	)	2,544.0	2,544.0	2,544.0
Joel Tax Entity	(ZARm	)	(94.7)	(94.7)	(23.2)
West Wits Tax Entity	(ZARm	)	2,705.9	2,705.9	2,705.9
Target Tax Entity	(ZARm	)	2,220.1	2,220.1	2,220.1
Harmony Free State Tax Entity	(ZARm	)	(967.8)	(967.8)	(577.7)
Evander Tax Entity	(ZARm	)	(2,118.0)	(551.1)	(213.8)
Orkney Tax Entity	(ZARm	)	282.6	282.6	282.6
Welkom Tax Entity	(ZARm	)	(36.5)	(36.5)	(12.8)
Kalgold Tax Entity	(ZARm	)	50.7	50.7	50.7
Australian Tax Entity	(ZARm	)	130.7	130.7	130.7
Papua New Guinea Tax Entity	(ZARm	)	401.7	401.7	401.7

Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm	)	1,231.8	1,231.8	1,231.8

Value of Mining Assets	(ZARm	)	6,350.4	7,917.3	8,739.9

Interests in Listed Entities	(ZARm	)	5,099.5	5,099.5	5,099.5

Valuation Adjustments	(ZARm	)	(3,616.5)	(3,616.5)	(3,616.5)

Equity Value	(ZARm	)	7,833.4	9,400.3	10,222.9

Ordinary Shares in Issue	(No	)	392,993,004	392,993,004	392,993,004
Equity Value Per Share	(ZAR/share	)	19.93	23.92	26.01
Share prices at 1 January 2005	(ZAR/share	)	51.20	51.20	51.20
Share Price/Equity Value			2.57	2.14	1.97

Mineral Reserves	(koz	)	52,186	42,318	33,398
Mineral Resources	(koz	)	255,631	255,631	255,631
Equity Value per Mineral Reserve Unit	(US$/oz	)	25	37	51
Equity Value per Mineral Resource Unit	(US$/oz	)	5	6	7

(1)	For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources; Interests in Listed Entities; and Valuation Adjustments see Table 14.98, Table 14.99 and Table 14.102 respectively.

15.6	Scenario 5

Table 15.9 Harmony Equity Value Analysis – Scenario 5(1)

Valuation Components	Units		Option ‘A’	Option ‘B’	Option ‘C’
Enterprise Value	(ZARm	)	(1,265.2)	1,113.2	3,567.3

Free Gold Tax Entity	(ZARm	)	829.2	829.2	829.2
Joel Tax Entity	(ZARm	)	(155.9)	(155.9)	(23.2)
West Wits Tax Entity	(ZARm	)	1,492.9	1,492.9	1,492.9
Target Tax Entity	(ZARm	)	1,450.9	1,450.9	1,450.9
Harmony Free State Tax Entity	(ZARm	)	(1,818.5)	(1,818.5)	(577.7)
Evander Tax Entity	(ZARm	)	(3,649.1)	(1,270.7)	(213.8)
Orkney Tax Entity	(ZARm	)	65.1	65.1	65.1
Welkom Tax Entity	(ZARm	)	(36.5)	(36.5)	(12.8)
Kalgold Tax Entity	(ZARm	)	(12.2)	(12.2)	(12.2)
Australian Tax Entity	(ZARm	)	128.3	128.3	128.3
Papua New Guinea Tax Entity	(ZARm	)	440.6	440.6	440.6

Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm	)	1,231.8	1,231.8	1,231.8

Value of Mining Assets	(ZARm	)	(33.5)	2,345.0	4,799.1

Interests in Listed Entities	(ZARm	)	5,099.5	5,099.5	5,099.5

Valuation Adjustments	(ZARm	)	(3,616.5)	(3,616.5)	(3,616.5)

Equity Value	(ZARm	)	1,449.5	3,827.9	6,282.1

Ordinary Shares in Issue	(No	)	392,993,004	392,993,004	392,993,004
Equity Value Per Share	(ZAR/share	)	3.69	9.74	15.99
Share prices at 1 January 2005	(ZAR/share	)	51.20	51.20	51.20
Share Price/Equity Value			13.88	5.26	3.20

Mineral Reserves	(koz	)	52,186	42,318	33,398
Mineral Resources	(koz	)	255,631	255,631	255,631
Equity Value per Mineral Reserve Unit	(US$/oz	)	5	15	32
Equity Value per Mineral Resource Unit	(US$/oz	)	1	3	4

(1)	For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources; Interests in Listed Entities; and Valuation Adjustments see Table 14.98, Table 14.99 and Table 14.102 respectively.

15.7	Harmony Equity Value – Scenario 1 + Modified Discount Factor

In recognition that certain financial institutions use a constant 5% real terms discount factor for gold mining companies, SRK has generated a variant of Scenario 1 whereby the Discount Factor applied to arrive at the Enterprise Values includes:

•	A 5% real component; and

•	The long term CPI which is applicable to specific currencies (See FMs where South African Mining Assets are based on a long term CPI of 5.06% and the Australian Mining Assets have a long term CPI of 2.60%).

Consequently the following table is derived from applying a discount factor of 10.06% for the South African Mining Assets and 7.60% for the Australian and Papua New Guinea Mining Assets.

Table 15.10 Harmony Equity Value Analysis – 5% Real + Long Term Inflation

Valuation Components	Units		Option ‘A’	Option ‘B’	Option ‘C’
Enterprise Value	(ZARm	)	8,003.1	9,242.7	9,953.3

Free Gold Tax Entity	(ZARm	)	2,656.1	2,656.1	2,656.1
Joel Tax Entity	(ZARm	)	(116.5)	(116.5)	(23.2)
West Wits Tax Entity	(ZARm	)	4,473.4	4,473.4	4,473.4
Target Tax Entity	(ZARm	)	2,563.0	2,563.0	2,563.0
Harmony Free State Tax Entity	(ZARm	)	(935.8)	(935.8)	(577.7)
Evander Tax Entity	(ZARm	)	(1,688.4)	(448.8)	(213.8)
Orkney Tax Entity	(ZARm	)	259.5	259.5	259.5
Welkom Tax Entity	(ZARm	)	(36.9)	(36.9)	(12.8)
Kalgold Tax Entity	(ZARm	)	53.8	53.8	53.8
Australian Tax Entity	(ZARm	)	335.1	335.1	335.1
Papua New Guinea Tax Entity	(ZARm	)	439.8	439.8	439.8

Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm	)	1,231.8	1,231.8	1,231.8

Value of Mining Assets	(ZARm	)	9,234.9	10,474.5	11,185.1

Interests in Listed Entities	(ZARm	)	5,099.5	5,099.5	5,099.5

Valuation Adjustments	(ZARm	)	(3,606.3)	(3,606.3)	(3,606.3)

Equity Value	(ZARm	)	10,728.0	11,967.6	12,678.2

Ordinary Shares in Issue	(No	)	392,993,004	392,993,004	392,993,004
Equity Value Per Share	(ZAR/share	)	27.30	30.45	32.26
Share prices at 1 January 2005	(ZAR/share	)	51.20	51.20	51.20
Share Price/Equity Value			1.88	1.68	1.59

Mineral Reserves	(koz	)	52,186	42,318	33,398
Mineral Resources	(koz	)	255,631	255,631	255,631
Equity Value per Mineral Reserve Unit	(US$/oz	)	34	47	64
Equity Value per Mineral Resource Unit	(US$/oz	)	7	8	8

(1)	For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources; Interests in Listed Entities; and Valuation Adjustments see Table 14.98, Table 14.99 and Table 14.102 respectively.

Table 15.11 Recent Gold Transactions: © Metals Economics Group(3)

Project	Transaction Date	Gold Price (US$/oz)(2)	Location	Status	% Acquired	Seller	Buyer	Price Paid (US$m)	Au Equivalent Acquired (koz)	Tonnage (Mt)	Grade (AuEqg/t)	Price Paid (US$ /AuEqoz)
SOUTH DEEP	2004 Q2	360	South Africa	PRD	9%	Anglo American	Inkwenkwezi/Randgold	110.0	5,020	222.4	7.8	21.91
WILUNA	2003 Q4	310	Australia	PRD	100%	Newmont	Gowit	8.5	205	1.1	5.6	41.46
BLOCK 1C11	2003 Q3	310	South Africa	PRE	85%	Gold Fields	Anglogold	43.0	486	1.4	12.7	88.44
NORTH MARA	2003 Q3	310	Tanzania	PRD	100%	East African Gold Mines	Placer Dome	252.4	2,952	24.6	3.7	85.50
SYAMA	2003 Q2	310	Mali	PRD	80%	Randgold	Resolute Mining	15.6	4,247	51.6	3.2	3.67
DOORNKOP	2003 Q1	310	South Africa	PRE	16%	Harmony	Africa Vanguard	27.8	1,052	20.1	10.2	26.44
ETC	2003 Q1	310	South Africa	PRD	100%	Avgold	Metorex/Millennium/Crew	36.2	578	1.9	9.5	62.63
NTOTOROSO	2003 Q1	310	Ghana	FEA	50%	Moydow Mines	Newmont Mining	20.0	531	14.0	2.4	37.66
RAVENSWOOD	2003 Q1	310	Australia	PRD	50%	Haoma Mining	MIM Holdings	11.7	113	5.5	1.3	103.72
GOLDEN REEFS	2002 Q4	290	South Africa	PRD	100%	EAGC Ventures	Bema Gold	63.6	1,620	15.5	3.3	39.26
ST HELENA	2002 Q2	290	South Africa	PRD	100%	Gold Fields	Armgold/Harmony	11.9	322	2.0	5.0	36.96
CROWN GOLD	2002 Q1	290	South Africa	PRD	60%	DRD	Khumo Bathong Holdings	9.2	944	72.0	0.7	9.74
DAMANG	2001 Q4	290	Ghana	PRD	90%	Ranger	Gold Fields/Repadre	41.2	1,447	26.6	1.9	28.47
FREE STATE & JOEL	2001 Q4	290	South Africa	PRD	100%	Anglogold	Harmony/African Rainbow	222.0	12,204	52.0	7.3	18.19
ITY	2001 Q4	290	Ivory Coast	PRD	51%	Normandy Mining	Cogema	10.8	336	4.1	5.0	32.13
PRESIDENT STEYN	2001 Q4	290	South Africa	PRD	100%	Mindserv	Thistle Mining	32.1	1,248	6.9	5.6	25.72
WASSA	2001 Q4	290	Ghana	FEA	90%	Satellite Goldfields	Golden Star	9.0	696	14.4	1.7	12.94
NORSEMAN	2001 Q4	290	Australia	PRD	100%	Central Norseman	Croesus	36.0	244	0.5	14.4	147.54
ST IVES & AGNEW	2001 Q3	290	Australia	PRD	100%	WMC	Gold Fields	232.0	4,068	30.2	4.2	57.03
COWAL GOLD	2001 Q2	290	Australia	FEA	100%	Rio Tinto	Homestake	27.7	2,519	66.4	1.2	11.00

(1)	©Metals Economics Group. The information presented in the above table may not be reproduced without MEG’s permission.
(2)	The gold price stated is an annual forecast price derived by MEG at the beginning of each calendar year and it is this price that is used in equivalent calculations.
(3)	The Following abbreviations apply in the above table:
PRD – Production; PRE – Pre–production; FEA – Feasibility; RD – Reserves Development; MIIF – Measured, Indicated & Inferred; IDIF – Indicated and Inferred; INFE – Inferred; MSID – Measured and Indicated; and INDC – Indicated.

16.	CONCLUDING REMARKS

16.1	Introduction

The following section includes a summary of SRKs opinion on the Mineral Resource and Mineral Reserve statements and the Equity Value which are included in this CPR.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Mining Assets. The LoM plans for the Mining Assets, as provided to and taken in good faith by SRK, have been reviewed and adjusted by SRK where considered appropriate. SRK also note that the impact of any adjustments (both positive and negative) made by SRK to the underlying LoM plans have not been subjected to re-planning. SRK is of the opinion that there is potential for the Company to address both performance and planning issues at the mining assets and through implementing appropriate re-structuring to improve the financial situation at those assets which currently display negative NPVs.

16.2	Mineral Resources and Mineral Reserves

The Mineral Resource and Mineral Reserve statement as included in this CPR for operating Option ‘A’ includes total Mineral Resources of 255.6Moz Au contained within a tonnage of 1,865Mt grading 4.3g/t and total Mineral Reserves of 52.2Moz Au contained within a tonnage of 288Mt grading 5.6g/t. Should a decision not to proceed with the Evander Poplar Project and the Evander Rolspruit Project be made then the Mineral Reserve statement would most likely reflect that associated with operating Option ‘B’. Operating Option ‘B’ includes total Mineral Reserves of 42.3Moz of gold contained within a tonnage of 247Mt grading 5.3g/t.

Certain of the Mining Assets, notably those represented by the Evander Tax Entity and the Harmony Free State Tax Entity, reflect negative NPVs under the various scenarios considered in this CPR. SRK notes that these negative NPV’s are a result of the assumptions contained in this CPR, which include adjustments to the operating forecasts initially proposed by the Company (specifically production rates, modifying factors and operating costs). In such instances the reader is referred to the various sensitivity tables which indicate the net change in two of the key parameters (sales revenue and total working costs) which would be required to render positive NPV’s. SRK recognises the opportunity at these Tax Entities, through a combination of re-planning and restructuring, to produce at higher RoM grades. This will however most likely result in a reduction in Mineral Reserves, the hypothetical worst case of which is reflected in operating Option ‘C’. Operating Option ‘C’ includes total Mineral Reserves of 33.7Moz of gold contained within a tonnage of 195Mt grading 5.4g/t.

In assessing the potential beyond operating Option ‘A’, the reader is referred to the various Mineral Reserve sensitivities as reflected in Section 4.0 of this CPR. These sensitivity tables however are based on grade tonnage curves, with a view to present the indicative potential of the various mining operations, and not on re-scheduled mine plans.

SRK has stated in Section 4.9 of this CPR that the process of arriving at Mineral Reserve statements currently adopted by the Company has deficiencies. SRK notes the Company’s stated intention to redress the identified deficiencies by undertaking improvements as stipulated in Section 4.9.3 of this CPR.

16.3	Equity Value of Harmony

The Equity Value of the Company as stated in this CPR displays a significant range depending on the various operation Options and valuation Scenarios as described in this CPR. Table 16.1 below presents the summary Equity Value of the Company in the matrix of operating Options and valuation Scenarios.

Table 16.1 Summary Equity Value and Share Price : Equity Value ratios for the Company

Valuation Scenarios	Units		Operating Options
			Option ‘A’	Option ‘B’	Option ‘C’
Equity Value
Scenario 1	(ZAR/share	)	24.08	28.08	29.49
Scenario 2	(ZAR/share	)	27.09	30.61	31.18
Scenario 3	(ZAR/share	)	5.01	11.05	17.81
Scenario 4	(ZAR/share	)	19.93	23.92	26.01
Scenario 5	(ZAR/share	)	3.69	9.74	15.99
Scenario 1 + Alternative Discount Factor	(ZAR/share	)	27.30	30.45	32.26

Share Price/Equity Value
Scenario 1	Ratio		2.13	1.82	1.74
Scenario 2	Ratio		1.89	1.67	1.64
Scenario 3	Ratio		10.21	4.63	2.88
Scenario 4	Ratio		2.57	2.14	1.97
Scenario 5	Ratio		13.88	5.26	3.20
Scenario 1 + Alternative Discount Factor	Ratio		1.88	1.68	1.59

The Equity Value for the Company as presented above should be considered in conjunction with the sensitivity analyses as presented for Scenario 1 (Option ‘A’, Option ‘B’ and Option ‘C’). These indicate that the most significant factor is the impact of the projected devaluation of the ZAR against the US$ as reflected in the CMF. Notwithstanding this statement, the readers attention should however be drawn to the impact of the sensitivity to Total Working Costs which in all scenarios has largely been based on the achieved performance in fiscal 2004. Should the operating performance achieved in 2005(H1) prove indicative of long-term future performance then the Equity Values as presented herein would be negatively affected.

Furthermore, SRK notes the relatively low impact of the valuation of Mineral Rights, Exploration Properties and non-LoM Mineral Resources. The valuation of such assets is highly subjective and SRK notes that a lower level of certainty must be ascribed to this as compared with the Enterprise Values as reported herein.

APPENDIX 1 – INTERESTS IN LISTED ENTITIES AND

JOINT VENTURES

“All information contain in this Appendix has been reproduced from information lawfully available in the public domain and has not been reviewed or audited by SRK for the purpose of this CPR. Further, the data, commentary and statements contained herein are not based on the views and opinions of SRK and have been reproduced from data obtained from the various entities web sites.”

AFRICAN RAINBOW MINERALS LIMITED

African Rainbow Mineral Limited (“ARM”) is a public company listed on the following exchanges: JSE Securities Exchange South Africa (“JSE”) (code: ARI); the London Stock Exchange Limited (“LSE”) (code: AGM); and as a Level 1 ADR on the New York Stock Exchange (“NYSE”). As at 1 January 2005 ARM had 204,208,068 ordinary shares in issue, valued at ZAR26.50/share giving a market capitalisation of ZAR5.4bn. ARM’s interests are grouped into three distinct divisions:

•	Gold Division comprising ARM’s 16% in Harmony Gold Mining Company Limited (“Harmony”);

•	Platinum Group Metals (“PGM”)/Nickel Division comprising the following:

•	A 41.5% effective interest in the Modikwa Joint Venture:An unincorporated joint venture between Rustenburg Platinum (a wholly-owned division of Anglo American Platinum Corporation Limited which operates the Modikwa Platinum Mine in Mpumalanga Province, South Africa;

•	A 55% interest in the Two Rivers Platinum Project located in Mpumalanga Province, South Africa;

•	A 50% interest in the Nkomati Mine located in Mpumalanga Province, South Africa; and

•	Ferrous Division comprising a 50.3% effective interest in Assmang Limited (“Assmang”) whose assets are managed by three separate wholly-owned divisions:

•	Manganese Division comprising the Nchwaning Mine and the Cato Ridge ferromanganese smelter;

•	Chrome Division comprising the Dwarsrivier Chrome Mine and the Machadadorp chrome alloy smelter; and

•	Iron Ore Division comprising the Beehsoek Iron Ore Mine.

Further information in respect of ARM can be obtained from its website at www.arm.co.za

BENDIGO MINING NL

Bendigo Mining Limited (“Bendigo NL”) is a public company listed on the Australian Stock Exchange (“ASX”) (code:BDG). As at 1 January 2005 Bendigo NL had 252,925,478 ordinary shares in issue, valued at ZAR4.12/share giving a market capitalisation of ZAR1.0bn.

Bendigo NL is a single project focussed company and has tenements of approximately 350km2 that cover the entire Bendigo goldfield and immediate environments. The company states that it is well advanced in developing and underground mine based on a Feasibility Study completed in February 2004. Production is due to commence in fiscal 2006(H1) subject to the successful completion of fund raising. A 600ktpa processing plant, estimated at a capital cost of A$53m is projected to produce 120kozpa at a total cash cost of A$380/oz. Phase 2 of the project forecasts an increase in production to some 0.5Mozpa by fiscal 2012 which will require the construction of an additional 1Mtpa metallurgical plant.

Further information in respect of Bendigo NL can be obtained from its website at www.bendigomining.com.au

BURNSIDE JOINTVENTURE

The Burnside Joint Venture (“Burnside JV”) is a joint venture between Harmony and Northern Gold NL (“Northern Gold”), in which both companies hold a 50% interest through their own wholly owned subsidiaries. The Burnside JV owns mineral and infrastructure assets in the Pine Creek region of the Northern Territory of Australia.

The key assets of the Burnside JV are the 2.8mtpa Union Reefs gold processing plant (currently on care and maintenance), the Zapopan Underground Gold Mine, the Cosmo Deeps Underground Project, various near surface exploration targets, established mining infrastructure including two mine camps, and a prospective tenement position covering an area of over 1,100km2 within the mineralised Pine Creek Orogen.

The Burnside JV is proposed to be developed as a two-stage project:

•	Stage 1 comprises the Zapopan underground mine with ore from Zapopan to be supplemented by a range of open pit sources and treated through the Burnside JV’s Union Reefs gold treatment plant. This initial stage is expected to have a profitable 3 year to 4 year mine life, with targeted production of 120kozpa during that time; and

•	Stage 2 of the Burnside JV project involves the continued development of various open pit resources, including the Pine Creek area, and development of the Cosmo Deeps resource as a substantial underground mining operation. Stage 2 has the potential to extend the total Burnside JV mine life to 8 years to 10 years. Production during this second stage is also targeted at 120kozpa.

The Burnside JV project is currently at an advanced development stage, with drilling and evaluation work focusing on the conversion of resources to reserves. Capital requirements for production commencement are expected to be low given the high-quality Union Reefs plant and established infrastructure in the Burnside JV tenement area.

Further information in respect of the Burnside JV can be obtained from its website at www.northerngold.com.au

GOLD FIELDS LIMITED

Gold Fields Limited (“Gold Fields”) is a public company listed on the JSE (code: GFI); NYSE (code: GFI); LSE (code: GFI); Euronext in Paris and Brussels (code: GFI); and the Swiss stock Exchange (Code: GFI). Gold Fields has attributable production of 4.2Mozpa and is one of the world’s largest unhedged gold producers ranked fourth in terms of the world’s gold mining companies. Gold Fields has producing mines in South Africa, Australia and Ghana in addition to various exploration properties situated in Europe, North and South America, Indonesia and China.

As at 1 January 2005 Gold Fields had 492,025,801 ordinary shares in issue, valued at ZAR69.50/share giving a market capitalisation of ZAR34.2bn.

Total gold production for Gold Fields for fiscal 2005(H1) was 2.2Mox of gold at a total cash cost of US$327/oz and capital expenditure of US$195.7m.

Further information in respect of the Gold Fields Limited can be obtained from its website at www.goldfields.co.za

GOLD CITY INDUSTRIES LIMITED

Gold City Industries Limited (“Gold City”) us a public company listed on the TSX Venture Exchange (code: GC) whose focus is construction, development, and operation of mineral properties. As at 1 January 2005 Gold City had 65,327,163 ordinary shares in issue, valued at ZAR0.92/share giving a market capitalisation of ZAR60.1m. Further information in respect of the Gold City can be obtained from its website at www.gold-city.net

SAN GOLD RESOURCES CORPORATION

San Gold Resources Corporation (“San Gold”) us a public company listed on the TSX Venture Exchange (code: SGR) whose focus is on development of Manitoba’s Uchi Gold Belt, Canada. San Gold holds a key stake in the Rice Lake Greenstone Belt. It controls 15km of mine horizon, containing the Bissett Mine and 3 deposits (SG #1, 2, and 3). In addition, it holds 7,000Ha of exploration property in the Belt. The Rice Lake Greenstone Belt is geologically similar to the Red Lake Camp.

As at 1 January 2005 San Gold had 38 million ordinary shares in issue, valued at ZAR2.17/share giving a market capitalisation of ZAR73.3m. Further information in respect of the Gold City can be obtained from its website at www.san-gold.net

APPENDIX 2 – MINERAL RESOURCE AND

MINERAL RESERVE DETAILS

Table A2.1 Freegold Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Freegold Operations	FTE	Tshepong Mine	5,784	8.3	1,540	20,970	6.4	4,323	26,753	6.8	5,863	0	0.0	0	26,753	6.8	5,863	65	5.2	11
Freegold Operations	FTE	Bambanani Mine	4,084	7.5	988	4,609	6.4	944	8,693	6.9	1,933	0	0.0	0	8,693	6.9	1,933	0	0.0	0
Freegold Operations	FTE	West Mine	1,432	5.8	268	217	7.0	49	1,650	6.0	317	0	0.0	0	1,650	6.0	317	33	2.4	3
Freegold Operations	FTE	Nyala Mine	1,674	5.4	289	430	4.7	65	2,104	5.2	354	344	5.1	57	2,448	5.2	411	123	4.1	16
Freegold Operations	JTE	Joel Mine	565	4.5	81	1,380	4.4	197	1,945	4.5	279	1,617	4.5	232	3,562	4.5	510	177	4.4	25
Freegold Operations	FTE	St. Helena Mine	2,302	6.2	462	577	5.2	96	2,879	6.0	558	865	5.7	159	3,744	6.0	717	113	3.4	12
Freegold Operations	FTE	Kudu-Sable Mine	285	5.7	52	64	6.2	13	348	5.8	65	0	0.0	0	348	5.8	65	17	4.3	2
Freegold Operations	FTE	Phakisa Project	0	0.0	0	16,600	7.6	4,072	16,600	7.6	4,072	1,090	7.4	258	17,691	7.6	4,330	0	0.0	0
Freegold Operations	FTE	Eland Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Freegold Operations	FTE	Surface Sources	2,100	0.4	28	16,558	0.6	305	18,658	0.6	334	0	0.0	0	18,658	0.6	334	0	0.0	0

Totals			18,224	6.3	3,709	61,407	5.1	10,065	79,630	5.4	13,774	3,917	5.6	705	83,547	5.4	14,479	528	4.1	69
	FTE		17,659	6.4	3,628	60,026	5.1	9,868	77,685	5.4	13,495	2,300	6.4	473	79,985	5.4	13,969	351	3.9	44
	JTE		565	4.5	81	1,380	4.4	197	1,945	4.5	279	1,617	4.5	232	3,562	4.5	510	177	4.4	25

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Freegold Operations	FTE	Tshepong Mine	6,310	14.3	2,898	23,759	11.1	8,503	30,069	11.8	11,401	14,849	8.8	4,218	44,918	10.8	15,619	26,818	6.81	5,874
Freegold Operations	FTE	Bambanani Mine	7,560	12.2	2,963	6,282	10.6	2,134	13,842	11.5	5,097	7,093	10.5	2,386	20,935	11.1	7,483	8,693	6.91	1,933
Freegold Operations	FTE	West Mine	3,422	8.2	901	860	9.7	268	4,282	8.5	1,169	928	10.1	302	5,210	8.8	1,472	1,683	5.90	319
Freegold Operations	FTE	Nyala Mine	1,824	8.6	505	427	7.5	103	2,251	8.4	608	1,887	8.4	509	4,138	8.4	1,118	2,571	5.16	427
Freegold Operations	JTE	Joel Mine	2,309	7.7	571	2,331	6.8	511	4,639	7.3	1,083	6,162	6.5	1,283	10,802	6.8	2,366	3,739	4.45	535
Freegold Operations	FTE	St. Helena Mine	3,442	9.9	1,095	1,423	8.2	375	4,865	9.4	1,470	1,702	8.1	441	6,567	9.1	1,911	3,857	5.88	729
Freegold Operations	FTE	Kudu-Sable Mine	1,925	9.7	601	1,229	8.9	351	3,154	9.4	952	1,593	8.7	447	4,747	9.2	1,399	366	5.72	67
Freegold Operations	FTE	Phakisa Project	0	0.0	0	16,957	11.2	6,121	16,957	11.2	6,121	52,221	9.3	15,593	69,178	9.8	21,714	17,691	7.61	4,330
Freegold Operations	FTE	Eland Mine	625	25.0	502	286	21.6	199	911	23.9	701	1,315	20.3	859	2,227	21.8	1,560	0	0.00	0
Freegold Operations	FTE	Surface Sources	2,477	0.4	33	76,533	0.4	941	79,010	0.4	975	8,963	0.5	152	87,973	0.4	1,126	18,658	0.56	334

Totals			29,894	10.5	10,069	130,086	4.7	19,508	159,980	5.8	29,577	96,714	8.4	26,191	256,694	6.8	55,768	84,075	5.4	14,548
	FTE		27,586	10.7	9,497	127,756	4.6	18,997	155,341	5.7	28,494	90,551	8.6	24,908	245,892	6.8	53,402	80,336	5.4	14,013
	JTE		2,309	7.7	571	2,331	6.8	511	4,639	7.3	1,083	6,162	6.5	1,283	10,802	6.8	2,366	3,739	4.5	535

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.2 West Wits Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine		Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
				Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
West Wits Operations	WWTE	Elandsrand Mine		7,870	9.0	2,270	20,401	8.9	5,868	28,271	9.0	8,137	1,175	8.2	311	29,446	8.9	8,449	1,201	6.9	265
West Wits Operations	WWTE	Cooke 1 Mine		878	6.6	186	977	4.8	152	1,855	5.7	338	368	4.2	50	2,223	5.4	388	140	3.7	17
West Wits Operations	WWTE	Cooke 2 Mine		1,080	6.1	213	507	6.9	113	1,586	6.4	326	589	4.2	80	2,175	5.8	405	579	1.8	34
West Wits Operations	WWTE	Cooke 3 Mine		2,914	5.4	509	3,810	5.6	689	6,724	5.5	1,198	937	4.8	143	7,662	5.4	1,342	932	6.5	194
West Wits Operations	WWTE	Doornkop Mine		636	4.9	99	1,605	6.3	325	2,241	5.9	424	17,249	6.5	3,593	19,490	6.4	4,017	46	3.6	5
West Wits Operations	WWTE	Deelkraal Mine		0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
West Wits Operations	WWTE	Cooke 4 Mine		0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
West Wits Operations	WWTE	Surface Sources	(3)	97	1.2	4	13,103	0.5	211	13,200	0.5	215	0	0.0	0	13,200	0.5	215	0	0.0	0
West Wits Operations	WWTE	Surface Sources	(4)	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Totals				13,475	7.6	3,281	40,402	5.7	7,357	53,877	6.1	10,638	20,319	6.4	4,178	74,196	6.2	14,816	2,898	5.5	515

Mining Assets	Tax Entity	Mine		Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
				Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
West Wits Operations	WWTE	Elandsrand Mine		8,219	11.9	3,145	21,305	11.9	8,130	29,524	11.9	11,275	3,306	10.9	1,161	32,830	11.8	12,436	30,646	8.84	8,714
West Wits Operations	WWTE	Cooke 1 Mine		3,322	9.7	1,035	1,266	7.1	291	4,588	9.0	1,325	2,452	6.0	476	7,040	8.0	1,802	2,363	5.33	405
West Wits Operations	WWTE	Cooke 2 Mine		1,339	11.5	495	703	12.0	271	2,042	11.7	766	976	7.8	246	3,018	10.4	1,012	2,754	4.96	439
West Wits Operations	WWTE	Cooke 3 Mine		3,212	9.4	974	4,085	9.9	1,294	7,296	9.7	2,268	30,196	7.2	6,992	37,492	7.7	9,260	8,593	5.56	1,536
West Wits Operations	WWTE	Doornkop Mine		951	6.1	185	2,095	8.3	558	3,046	7.6	743	19,076	9.4	5,770	22,122	9.2	6,513	19,537	6.40	4,023
West Wits Operations	WWTE	Deelkraal Mine		1,501	12.0	579	897	13.2	382	2,398	12.5	961	5,757	8.9	1,639	8,155	9.9	2,599	0	0.00	0
West Wits Operations	WWTE	Cooke 4 Mine		1,279	9.0	371	2,405	9.6	740	3,684	9.4	1,111	325	8.0	83	4,009	9.3	1,195	0	0.00	0
West Wits Operations	WWTE	Surface Sources	(3)	256	1.3	10	163,767	0.4	2,364	164,023	0.5	2,374	138,430	0.3	1,336	302,453	0.4	3,710	13,200	0.51	215
West Wits Operations	WWTE	Surface Sources	(4)	0	0.0	0	800	0.4	10	800	0.4	10	0	0.0	0	800	0.4	10	0	0.00	0

Totals				20,079	10.5	6,794	197,323	2.2	14,039	217,402	3.0	20,833	200,518	2.7	17,703	417,920	2.9	38,536	77,094	6.2	15,331

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.
(3)	Randfontein Section.
(4)	Elandskraal Section.

Table A2.3 Target Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Target Operations	TTE	Target Mine	6,413	7.9	1,620	13,947	6.1	2,754	20,360	6.7	4,374	2,845	5.3	485	23,205	6.5	4,859	0	0.0	0
Target Operations	TTE	Surface Sources	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Totals			6,413	7.9	1,620	13,947	6.1	2,754	20,360	6.7	4,374	2,845	5.3	485	23,205	6.5	4,859	0	0.0	0

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Target Operations	TTE	Target Mine	9,977	8.9	2,865	96,119	7.1	21,853	106,096	7.2	24,718	108,017	7.4	25,697	214,113	7.3	50,415	23,205	6.51	4,859
Target Operations	TTE	Surface Sources	0	0.0	0	0	0.0	0	0	0.0	0	11,978	0.5	199	11,978	0.5	199	0	0.00	0

Totals			9,977	8.9	2,865	96,119	7.1	21,853	106,096	7.2	24,718	119,995	6.7	25,896	226,091	7.0	50,614	23,205	6.5	4,859

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.4 Harmony Free State Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Harmony Free State Operations	HFTE	Harmony 2 Mine	729	6.6	155	204	5.6	37	933	6.4	192	1,107	2.8	100	2,040	4.5	293	2	3.4	0
Harmony Free State Operations	HFTE	Merriespruit 1 Mine	3,555	4.9	562	1,946	5.0	310	5,501	4.9	872	1,993	4.0	257	7,494	4.7	1,129	410	2.8	37
Harmony Free State Operations	HFTE	Merriespruit 3 Mine	1,300	3.6	149	943	3.7	111	2,243	3.6	261	0	0.0	0	2,243	3.6	261	34	3.9	4
Harmony Free State Operations	HFTE	Unisel Mine	3,231	4.8	495	4,134	4.4	583	7,365	4.6	1,078	1,236	4.0	161	8,601	4.5	1,238	356	3.3	38
Harmony Free State Operations	HFTE	Brand 3 Mine	344	4.0	44	325	3.8	39	669	3.9	83	416	3.0	40	1,085	3.5	124	66	2.3	5
Harmony Free State Operations	HFTE	Masimong 4 Mine	1,736	4.0	224	2,137	4.1	282	3,872	4.1	506	0	0.0	0	3,872	4.1	506	0	0.0	0
Harmony Free State Operations	HFTE	Masimong 5 Mine	4,107	5.6	737	3,451	5.3	584	7,558	5.4	1,320	8,709	5.1	1,424	16,267	5.2	2,744	0	0.0	0
Harmony Free State Operations	HFTE	Saaiplaas 3 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Harmony Free State Operations	HFTE	Brand 2 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Harmony Free State Operations	HFTE	Brand 5 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Harmony Free State Operations	HFTE	Surface Sources	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Totals			15,002	4.9	2,366	13,141	4.6	1,946	28,142	4.8	4,312	13,461	4.6	1,982	41,603	4.7	6,294	867	3.0	84

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Harmony Free State Operations	HFTE	Harmony 2 Mine	1,123	11.0	399	356	8.7	99	1,479	10.5	498	2,500	4.5	359	3,980	6.7	858	2,042	4.46	293
Harmony Free State Operations	HFTE	Merriespruit 1 Mine	4,756	5.7	869	3,280	5.6	594	8,037	5.7	1,462	2,618	4.8	404	10,655	5.4	1,866	7,903	4.59	1,165
Harmony Free State Operations	HFTE	Merriespruit 3 Mine	2,362	5.6	427	2,172	6.0	416	4,534	5.8	843	3,869	4.9	609	8,403	5.4	1,452	2,277	3.62	265
Harmony Free State Operations	HFTE	Unisel Mine	5,108	6.7	1,092	5,801	5.9	1,100	10,909	6.2	2,192	16,190	5.3	2,748	27,099	5.7	4,940	8,957	4.43	1,276
Harmony Free State Operations	HFTE	Brand 3 Mine	2,270	10.3	750	1,622	12.4	648	3,892	11.2	1,398	840	6.7	182	4,732	10.4	1,580	1,151	3.47	128
Harmony Free State Operations	HFTE	Masimong 4 Mine	2,254	6.5	468	2,787	6.6	592	5,042	6.5	1,061	11,179	6.1	2,191	16,221	6.2	3,252	3,872	4.06	506
Harmony Free State Operations	HFTE	Masimong 5 Mine	3,966	7.8	992	3,334	7.3	786	7,300	7.6	1,778	8,414	7.1	1,918	15,714	7.3	3,696	16,267	5.25	2,744
Harmony Free State Operations	HFTE	Saaiplaas 3 Mine	2,537	6.4	526	1,244	6.7	269	3,782	6.5	795	11,642	6.6	2,461	15,424	6.6	3,256	0	0.00	0
Harmony Free State Operations	HFTE	Brand 2 Mine	1,024	6.8	225	205	6.5	43	1,229	6.8	268	0	0.0	0	1,229	6.8	268	0	0.00	0
Harmony Free State Operations	HFTE	Brand 5 Mine	2,032	6.1	396	451	5.7	82	2,483	6.0	479	4,049	5.4	704	6,532	5.6	1,182	0	0.00	0
Harmony Free State Operations	HFTE	Surface Sources	12,476	0.3	127	6,731	0.6	129	19,207	0.4	256	3,403	0.5	54	22,610	0.4	310	0	0.00	0

Totals			39,908	4.9	6,271	27,985	5.3	4,759	67,893	5.1	11,030	64,705	5.6	11,630	132,598	5.3	22,660	42,470	4.7	6,378

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.5 Evander Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Evander Operations	ETE	Evander 2 Mine	1,642	5.7	300	1,132	4.8	175	2,774	5.3	476	523	5.3	90	3,297	5.3	565	0	0.0	0
Evander Operations	ETE	Evander 5 Mine	1,183	5.8	222	414	7.0	93	1,596	6.1	316	0	0.0	0	1,596	6.1	316	236	4.9	37
Evander Operations	ETE	Evander 7 Mine	3,628	5.5	647	1,768	6.1	348	5,396	5.7	995	0	0.0	0	5,396	5.7	995	912	4.5	132
Evander Operations	ETE	Evander 8 Mine	595	6.1	116	13,659	5.5	2,425	14,254	5.5	2,542	0	0.0	0	14,254	5.5	2,542	265	5.5	47
Evander Operations	ETE	Evander 9 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Evander Operations	ETE	Rolspruit Project	0	0.0	0	27,233	7.7	6,744	27,233	7.7	6,744	0	0.0	0	27,233	7.7	6,744	0	0.0	0
Evander Operations	ETE	Poplar Project	0	0.0	0	13,918	7.0	3,125	13,918	7.0	3,125	0	0.0	0	13,918	7.0	3,125	0	0.0	0
Evander Operations	ETE	Surface Sources	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Totals			7,048	5.7	1,286	58,122	6.9	12,911	65,171	6.8	14,197	523	5.3	90	65,694	6.8	14,287	1,413	4.8	216

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Evander Operations	ETE	Evander 2 Mine	2,280	10.4	762	1,210	8.8	343	3,490	9.8	1,105	16,496	9.8	5,204	19,985	9.8	6,309	3,297	5.33	565
Evander Operations	ETE	Evander 5 Mine	2,289	12.1	894	1,147	14.1	521	3,437	12.8	1,415	20,211	7.9	5,146	23,648	8.6	6,561	1,832	5.99	353
Evander Operations	ETE	Evander 7 Mine	3,265	10.2	1,070	1,432	11.2	516	4,697	10.5	1,585	1,277	6.9	283	5,974	9.7	1,869	6,308	5.56	1,127
Evander Operations	ETE	Evander 8 Mine	1,326	13.1	559	13,533	11.5	5,018	14,859	11.7	5,578	15,813	8.9	4,510	30,672	10.2	10,087	14,519	5.55	2,589
Evander Operations	ETE	Evander 9 Mine	1,377	8.0	355	229	7.5	55	1,606	8.0	411	11,633	11.3	4,234	13,239	10.9	4,645	0	0.00	0
Evander Operations	ETE	Rolspruit Project	0	0.0	0	27,528	12.0	10,579	27,528	12.0	10,579	1,817	9.4	549	29,345	11.8	11,127	27,233	7.70	6,744
Evander Operations	ETE	Poplar Project	0	0.0	0	13,711	10.8	4,751	13,711	10.8	4,751	0	0.0	0	13,711	10.8	4,751	13,918	6.98	3,125
Evander Operations	ETE	Surface Sources	0	0.0	0	212,462	0.3	2,254	212,462	0.3	2,254	666	0.3	7	213,128	0.3	2,261	0	0.00	0

Totals			10,538	10.7	3,641	271,252	2.8	24,036	281,789	3.1	27,677	67,913	9.1	19,934	349,702	4.2	47,611	67,107	6.7	14,503

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.6 Orkney Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Orkney Operations	OTE	Orkney 2 Mine	2,010	7.9	514	359	7.9	91	2,369	7.9	605	0	0.0	0	2,369	7.9	605	78	2.7	7
Orkney Operations	OTE	Orkney 4 Mine	3,156	6.7	684	1,680	5.3	287	4,836	6.3	972	0	0.0	0	4,836	6.3	972	119	2.9	11
Orkney Operations	OTE	Orkney 3 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Orkney Operations	OTE	Orkney 6 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Orkney Operations	OTE	Orkney 7 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Orkney Operations	OTE	Orkney 1 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Totals			5,166	7.2	1,198	2,038	5.8	378	7,205	6.8	1,576	0	0.0	0	7,205	6.8	1,576	197	2.8	18

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Orkney Operations	OTE	Orkney 2 Mine	3,004	14.6	1,407	499	13.9	223	3,503	14.5	1,630	492	13.5	214	3,995	14.4	1,844	2,447	7.77	611
Orkney Operations	OTE	Orkney 4 Mine	4,081	11.4	1,494	2,172	9.0	628	6,253	10.6	2,122	976	9.8	306	7,228	10.4	2,428	4,955	6.17	983
Orkney Operations	OTE	Orkney 3 Mine	1,432	9.2	424	526	8.3	140	1,957	9.0	564	1,573	9.6	484	3,531	9.2	1,049	0	0.00	0
Orkney Operations	OTE	Orkney 6 Mine	0	0.0	0	0	0.0	0	0	0.0	0	67,861	3.6	7,892	67,861	3.6	7,892	0	0.00	0
Orkney Operations	OTE	Orkney 7 Mine	922	5.6	166	155	5.6	28	1,077	5.6	194	0	0.0	0	1,077	5.6	194	0	0.00	0
Orkney Operations	OTE	Orkney 1 Mine	1,273	15.7	643	1,036	13.6	452	2,309	14.8	1,096	0	0.0	0	2,309	14.8	1,096	0	0.00	0

Totals			10,711	12.0	4,135	4,389	10.4	1,470	15,099	11.5	5,605	70,902	3.9	8,896	86,002	5.2	14,502	7,401	6.7	1,594

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.7 Welkom Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Welkom Operations	WTE	Welkom 1 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Welkom Operations	WTE	Welkom 2 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Welkom Operations	WTE	Welkom 3 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Welkom Operations	WTE	Welkom 4 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Welkom Operations	WTE	Welkom 6 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Welkom Operations	WTE	Welkom 7 Mine	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Totals			0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Welkom Operations	WTE	Welkom 1 Mine	151	13.3	65	119	13.1	50	271	13.2	115	28	15.7	14	298	13.4	129	0	0.00	0
Welkom Operations	WTE	Welkom 2 Mine	341	12.8	140	45	12.1	17	386	12.7	157	3	16.7	2	389	12.7	159	0	0.00	0
Welkom Operations	WTE	Welkom 3 Mine	489	16.0	251	2,465	9.1	718	2,954	10.2	969	64	14.7	30	3,017	10.3	999	0	0.00	0
Welkom Operations	WTE	Welkom 4 Mine	546	14.3	251	88	15.6	44	634	14.5	295	56	14.5	26	690	14.5	321	0	0.00	0
Welkom Operations	WTE	Welkom 6 Mine	603	10.8	209	1,003	7.8	251	1,606	8.9	460	0	0.0	0	1,606	8.9	460	0	0.00	0
Welkom Operations	WTE	Welkom 7 Mine	1,042	6.9	231	960	7.1	219	2,002	7.0	450	520	6.7	113	2,522	6.9	563	0	0.00	0

Totals			3,171	11.2	1,146	4,680	8.6	1,300	7,852	9.7	2,446	671	8.6	185	8,522	9.6	2,631	0	0.0	0

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.8 Kalgold Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Kalgold Operations	KTE	Kalgold Mine	3,963	2.3	296	0	0.0	0	3,963	2.3	296	0	0.0	0	3,963	2.3	296	0	0.0	0

Totals			3,963	2.3	296	0	0.0	0	3,963	2.3	296	0	0.0	0	3,963	2.3	296	0	0.0	0

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Kalgold Operations	KTE	Kalgold Mine	24,623	1.7	1,310	4,485	1.5	219	29,108	1.6	1,529	10,101	1.7	538	39,209	1.6	2,067	3,963	2.33	296

Totals			24,623	1.7	1,310	4,485	1.5	219	29,108	1.6	1,529	10,101	1.7	538	39,209	1.6	2,067	3,963	2.3	296

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.9 Australian Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Australian Operations	ATE	Underground	323	4.6	48	3,860	5.8	722	4,183	5.7	770	2,415	6.7	524	6,598	6.1	1,294	0	0.0	0
Australian Operations	ATE	Open-pit	205	3.3	22	928	3.0	89	1,133	3.0	111	3,960	2.6	330	5,093	2.7	441	0	0.0	0
Australian Operations	ATE	Surface	2,505	1.0	81	767	0.8	20	3,272	1.0	101	0	0.0	0	3,272	1.0	101	0	0.0	0

Totals			3,032	1.5	151	5,556	4.7	831	8,588	3.6	982	6,375	4.2	854	14,963	3.8	1,836	0	0.0	0

Mining Assets	Tax Entity	Mine	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
			Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Australian Operations	ATE	Underground	1,309	5.2	217	8,500	6.3	1,733	9,809	6.2	1,950	7,248	5.4	1,249	17,057	5.8	3,199	6,598	6.10	1,294
Australian Operations	ATE	Open-pit	2,962	2.4	231	43,741	1.9	2,637	46,703	1.9	2,868	51,527	1.4	2,265	98,230	1.6	5,133	5,093	2.69	441
Australian Operations	ATE	Surface	4,279	0.9	127	1,459	0.8	37	5,738	0.9	164	176	0.7	4	5,914	0.9	168	3,272	0.96	101

Totals			8,550	2.1	575	53,700	2.6	4,407	62,250	2.5	4,982	58,951	1.9	3,518	121,201	2.2	8,500	14,963	3.8	1,836

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

Table A2.10 Papua New Guinea Operations: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Mine		Proved			Probable			Total			Inferred in LoM			LoM – Total (1)			LoM – Other Sources
				Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
PNG Operations	PNGTE	HVGP		2,000	3.1	199	19,400	2.9	1,838	21,400	3.0	2,037	59	2.1	4	21,459	3.0	2,041	0	0.0	0
PNG Operations	PNGTE	WGP		0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
PNG Operations	PNGTE	GCGP		0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

Totals				2,000	3.1	199	19,400	2.9	1,838	21,400	3.0	2,037	59	2.1	4	21,459	3.0	2,041	0	0.0	0

Silver Ore		HVGP – Silver		1,100	51.0	1,804	17,600	49.0	27,727	18,700	49.1	29,531	0	0.0	0	18,700	49.1	29,531	0	0.0	0

Mining Assets	Tax Entity	Mine		Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
				Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
PNG Operations	PNGTE	HVGP		2,126	3.4	234	23,230	3.2	2,387	25,356	3.2	2,621	10,817	3.0	1,044	36,173	3.2	3,665	21,459	2.96	2,041
PNG Operations	PNGTE	WGP		0	0.0	0	44,272	2.9	4,128	44,272	2.9	4,128	27,895	2.4	2,152	72,167	2.7	6,280	0	0.00	0
PNG Operations	PNGTE	GCGP		0	0.0	0	96,984	0.7	2,297	96,984	0.7	2,297	21,303	0.7	500	118,287	0.7	2,797	0	0.00	0
Totals				2,126	3.4	234	164,486	1.7	8,812	166,612	1.7	9,046	60,015	1.9	3,696	226,627	1.7	12,742	21,459	3.0	2,041

Silver Ore		HVGP – Silver		1,155	59.1	2,196	20,503	53.2	35,094	21,658	53.6	37,290	0	0.0	0	21,658	53.6	37,290	18,700	49.1	29,531

Copper Ore		GCGP – Copper	(3)	0	0.00%	0	96,984	1.43%	1,387	96,984	1.43%	1,387	21,303	1.15%	245	118,287	1.38%	1,632	0	0.00%	0
PNG Operations	PNGTE	HVGP		2,126	3.4	234	23,230	3.2	2,387	25,356	3.2	2,621	10,817	3.0	1,044	36,173	3.2	3,665	21,459	2.96	2,041

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.
(3)	For Copper Ore the gardes are quoted in %Cu and the content in ktCu.

Table A2. 11 Mining Assets: Mineral Resource and Mineral Reserve statements (Option ‘A’)

Mining Assets	Tax Entity	Proved			Probable			Total			Inferred in LoM			LoM – Total(1)			LoM – Other Sources
		Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Freegold Operations	FTE&JTE	18,224	6.3	3,709	61,407	5.1	10,065	79,630	5.4	13,774	3,917	5.6	705	83,547	5.4	14,479	528	4.1	69
West Wits Operations	WWTE	13,475	7.6	3,281	40,402	5.7	7,357	53,877	6.1	10,638	20,319	6.4	4,178	74,196	6.2	14,816	2,898	5.5	515
Target Operations	TTE	6,413	7.9	1,620	13,947	6.1	2,754	20,360	6.7	4,374	2,845	5.3	485	23,205	6.5	4,859	0	0.0	0
Harmony Free State Operations	HFTE	15,002	4.9	2,366	13,141	4.6	1,946	28,142	4.8	4,312	13,461	4.6	1,982	41,603	4.7	6,294	867	3.0	84
Evander Operations	ETE	7,048	5.7	1,286	58,122	6.9	12,911	65,171	6.8	14,197	523	5.3	90	65,694	6.8	14,287	1,413	4.8	216
Orkney Operations	OTE	5,166	7.2	1,198	2,038	5.8	378	7,205	6.8	1,576	0	0.0	0	7,205	6.8	1,576	197	2.8	18
Welkom Operations	WTE	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
Kalgold Operations	KTE	3,963	2.3	296	0	0.0	0	3,963	2.3	296	0	0.0	0	3,963	2.3	296	0	0.0	0
Australian Operations	ATE	3,032	1.5	151	5,556	4.7	831	8,588	3.6	982	6,375	4.2	854	14,963	3.8	1,836	0	0.0	0
PNG Operations	PNGTE	2,000	3.1	199	19,400	2.9	1,838	21,400	3.0	2,037	59	2.1	4	21,459	3.0	2,041	0	0.0	0

Totals		74,323	5.9	14,106	214,013	5.5	38,081	288,336	5.6	52,186	47,498	5.4	8,297	335,834	5.6	60,483	5,903	4.8	902

Mining Assets	Tax Entity	Measured			Indicated			Total			Inferred			Total			LoM – Total(2)
		Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)	Tonnage (kt)	Grade (g/t)	Content (koz)
Freegold Operations	FTE&JTE	29,894	10.5	10,069	130,086	4.7	19,508	159,980	5.8	29,577	96,714	8.4	26,191	256,694	6.8	55,768	84,075	5.38	14,548
West Wits Operations	WWTE	20,079	10.5	6,794	197,323	2.2	14,039	217,402	3.0	20,833	200,518	2.7	17,703	417,920	2.9	38,536	77,094	6.19	15,331
Target Operations	TTE	9,977	8.9	2,865	96,119	7.1	21,853	106,096	7.2	24,718	119,995	6.7	25,896	226,091	7.0	50,614	23,205	6.51	4,859
Harmony Free State Operations	HFTE	39,908	4.9	6,271	27,985	5.3	4,759	67,893	5.1	11,030	64,705	5.6	11,630	132,598	5.3	22,660	42,470	4.67	6,378
Evander Operations	ETE	10,538	10.7	3,641	271,252	2.8	24,036	281,789	3.1	27,677	67,913	9.1	19,934	349,702	4.2	47,611	67,107	6.72	14,503
Orkney Operations	OTE	10,711	12.0	4,135	4,389	10.4	1,470	15,099	11.5	5,605	70,902	3.9	8,896	86,002	5.2	14,502	7,401	6.70	1,594
Welkom Operations	WTE	3,171	11.2	1,146	4,680	8.6	1,300	7,852	9.7	2,446	671	8.6	185	8,522	9.6	2,631	0	0.00	0
Kalgold Operations	KTE	24,623	1.7	1,310	4,485	1.5	219	29,108	1.6	1,529	10,101	1.7	538	39,209	1.6	2,067	3,963	2.3	296
Australian Operations	ATE	8,550	2.1	575	53,700	2.6	4,407	62,250	2.5	4,982	58,951	1.9	3,518	121,201	2.2	8,500	14,963	3.82	1,836.000
PNG Operations	PNGTE	2,126	3.4	234	164,486	1.7	8,812	166,612	1.7	9,046	60,015	1.9	3,696	226,627	1.7	12,742	21,459	2.96	2,041

Totals		159,577	7.2	37,041	954,505	3.3	100,403	1,114,082	3.8	137,443	750,485	4.9	118,187	1,864,566	4.3	255,631	341,737	5.6	61,386

(1)	LoM plan excluding material from other Sources.
(2)	LoM plan including material from other Sources.

GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

“a” Factor	A component of the tax calculation which relates to the gold formulae applicable to the South African assets.

Abelle	Abelle Limited.

adularia	A colourless, moderate- to low-temperature variety of orthoclase feldspar typically with a relatively high barium content.

Aflease	Aflease Gold and Uranium Resources Limited.

albite	A widely distributed white feldspar, NaAlSi3O8, which is part of the common rock-forming plagioclase group. (Albitic – containing albite).

Aliquot	A known formation of a whole used in analysis as a sample.

alluvial	Water transported sedimentary deposit.

alluvial fan	An outspread, gently sloping mass of alluvium deposited by a stream. Viewed from above, it has the shape of an open fan, the apex being at the valley mouth.

alunite	A trigonal mineral, massive or disseminated rock formed from sulphuric acid acting on potassium feldspar in volcanic regions (alunization), and around fumaroles.

AngloGold	Anglogold Ashanti Limited.

amphibolite facies	The set of metamorphic mineral assemblages (facies) in which basic rocks are represented by hornblende + plagioclase, the plagioclase being oligoclase-andesine or some more calcic variety. Epidote and almandine are common in amphibolites. The facies is typical of regional dynamothermal metamorphism under moderate to high pressures (in excess of 300MPa) with temperatures in the range 450°C to 700°C.

andesite	A dark-coloured, fine-grained extrusive rock.

AngloGold	Anglogold Limited.

Anisotropy	This term is applied both to a random function and to it’s variogram (or covariance) when the values of the variogram depend on both the distance and the direction.

Archaean	That period of geological time prior to 2.5Ga years before present, i.e. the earliest part of the Pre-Cambrian.

arenaceous	Term describing sedimentary rocks consisting wholly or in part of sand-size fragments.

argillaceous	Applied to rocks or substances composed of clay minerals, or having a notable portion of clay in their composition.

Armgold	African Rainbow Minerals Gold Limited.

assay	The chemical analysis of mineral samples to determine the metal content.

assessed loss	The assessed loss at the beginning of any reporting period.

Assmang	Assmang Limited.

asymmetric	Without symmetry, having no centre, plane, axis of symmetry.

atomic absorption	An instrumental analytical technique based on the principle that atoms of elements in the ground state are able to absorb radiation of the same characteristic wavelength, as they would normally emit if excited.

auriferous	Containing gold.

Australian Operations	A mining complex owned by Harmony, situated in Western Australia and comprising Mt. Magnet & Cue Mine service by the Checker Plant and South Kalgoorlie Mine serviced by the Jubilee Plant.

Australian Tax Entity	The Tax Entity in which the Australian Operation is taxed.

autogenous milling	Milling in ore without the introduction of other media.

Avgold	Avgold Limited.

Avmin	Anglovaal Mining Limited.

Aztec	Automated non-destructive analysis technique using non-destructive energy dispersive X-Ray Analysis.

“b” Factor	A component of the tax calculation which relates to the gold formulae applicable to the South African assets.

back-arc rift	Tensional rifting and crustal stretching in a section of oceanic crust that has become stable due to high levels of sedimentation, and the development of a subduction zone further from the continental margin.

backfill	Material generally sourced from mine residues and utilized for the filling of mined voids, to ensure long terms stability of excavations and minimize the effects of seismic activity.

bacterial oxidation	Oxidation of sulphide ore using bacteria.

Bambanani Mine	Bambanani gold mine.

Banded Ironstone	A rock that consists of alternating bands of iron-rich minerals, generally hematite, and chert or fine grained quartz.

basalt	A dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene; the fine-grained equivalent of gabbro.

bedrock	The solid rock that underlies gravel, soil, or other superficial material.

Bendigo NL	Bendigo Mining NL.

Beta	The ratio which describes the rate at which a particular stock (share) varies with an appropriate index (local exchange or MSCI).

biotite	A common rockforming mineral of the mica group, has perfect basal cleavage.

blast hole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.

Bornite	A copper and iron sulphide mineral.

braided	Divergence of stream channels into complex system of smaller channels.

breast mining	A mining method whereby the direction of mining is in the direction of strike.

breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix.

brittle faults	Where non ductile materials fail catastrophically under dynamic loading conditions.

Brand 2 Mine	Brand 2 gold mine.

Brand 3 Mine	Brand 3 gold mine.

Brand 5 Mine	Brand 5 gold mine.

brownfield	A Project which is an extension to a current mining operation.

buckshot pyrite	Large, rounded grains of porous pyrite.

bulk mining	Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being brought to surface each day

bullion	Gold refined to a high purity (99.99%).

Burnside JV	The Burnside Joint Venture.

Bushveld	A large paleo-Proterozoic (Ca 2.01Ga) layered igneous intrusion into the Transvaal Basin.

buttressing	A means of extending the capacity of tailings storage facilities.

By-product credits	The sales revenue received for by-products form the production of gold, generally silver.

carbon-in-leach	The recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore.

carbon-in-pulp	The recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.

carbon-in-solution	The recovery process in which gold is first leached (typically from heaped ore) by cyanide solution and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the barren solution for subsequent gold removal by elution.

carbonaceous	Rock containing small particles of carbon distributed throughout the whole mass.

care and maintenance	A production unit which does not currently produce, but has incurs sufficient costs to enable production to re-commence at some time in the future.

capital expenditure	Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure.

cash costs	Direct mining costs, direct processing costs, direct general and administration costs, by-consulting fees, management fees, transportation and refining charges.

cathode sludge	Gold bearing sludge deposited within an electro-winning circuit.

chairlift	A means of personnel conveyance in underground mines.

Chalcocite	A copper sulphide mineral.

Chalcopyrite	A copper and iron sulphide mineral.

channel	Watercourse, also in this sense sedimentary material course.

Checker Plant	Checker metallurgical plant.

chert	Hard dense microcrystalline sedimentary rock, consisting chiefly of interlocking crystals of quartz.

chip-sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

chromite	A brownish black to iron-black mineral of the spinel group.

clast	Rock fragments formed in a sequence of sedimentary rocks.

Clidet	Clidet 454 (Proprietary) Limited.

clean-up gold	Gold recovered as part of a plant closure and demolition.

co-kriging	Kriging using more than one type of sampling data.

comminution	The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing.

Company	Harmony.

composite	Combining more than one sample result to give an average result over a larger distance.

concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

conglomerate	Detrital sedimentary rock.

Conops	Continuous Operations.

Consensus Market Forecast	The mean of the analyst forecasts for various macro-economic and commodity prices over a short (3 year) period.

continental arc	Subduction of an oceanic plate underneath a continental plate produces a continental arc characterized by deformation, igneous activity (andesitic volcanism and granitic intrusions) and regional metamorphism.

Cooke 1 Mine	Cooke 1 gold mine.

Cooke 2 Mine	Cooke 2 gold mine.

Cooke 3 Mine	Cooke 3 gold mine.

Cooke 4 Mine	Cooke 4 gold mine.

Cooke Plant	Cooke metallurgical plant.

Cooke 4 Plant	Cooke 4 metallurgical plant.

Country risk	Country specific risk including political and economic stability in the longer term reflected by the ICRG.

Cost of debt	The net sum of the long term cost of debt (pre-tax) and the tax shield for the Company.

Cost of equity	The net sum of the risk free rate and the product of the equity market risk premium and the Company’s beta.

covellite	A hexagonal mineral, CuS.

craton	A part of the earths crust that has attained stability and has been little deformed for a long period of geological time.

creditors	Creditors to the business, third parties to which the business owes monies.

Cretaceous	Period of time, applied to the third and final period of the Mesozoic Era.

crosscut	A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy.

cross-tramming	Unintentional transportation of ore as waste and vice versa.

crushing	Initial process of reducing ore particle size to render it more amenable for further processing.

crush pillar	A pillar which is designed to fail in a controlled manner.

cut-off-grade	The grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration.

dacite	A fine-grained extrusive rock.

debtors	debtors to the business, namely third parties who owe monies.

decline	A surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards.

Deelkraal Mine	Deelkraal gold mine.

Deelkraal Plant	Deelkraal metallurgical plant.

depletion	An accounting device, recognising the consumption of an ore deposit, a mine’s principal asset.

derivative instrument	A financial instrument whose value is derived from a market which trades in the future price of commodities, indices or currencies..

Department	Department of Labour.

desalination	Chemical process of removing salt from contaminated water.

design capacity	The unit throughput estimated for capital equipment under normal operating conditions.

detrital	Minerals occurring in sedimentary rocks, which were derived from pre-existing rocks either within or outside the basin of deposition.

development	Underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, crosscutting, drifting and raising.

development drilling	Drilling to establish greater confidence in estimation.

dextral	Right hand displacement on a fault plane.

diabase	Rock type of basaltic composition characterised by ophitic texture.

diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections.

diatreme	A breccia-filled volcanic pipe that was formed by a gaseous explosion.

dilution	Waste which is unavoidably mined with ore.

dip	Angle of inclination of a geological feature/rock from the horizontal.

diorite	A group of plutonic rocks intermediate in composition between acidic and basic, characteristically composed of dark-coloured amphibole (esp. hornblende), acid plagioclase (oligoclase, andesine), pyroxene, and sometimes a small amount of quartz.

Direct Costs	The sum of mining, processing and overhead operating expenditure.

discount factor	A factor applied to future nominal cashflows to inter alia account for the time value of money.

distal	Distant from source.

dolerite	Igneous intrusions, usually dykes or sills, with a fine grained character that makes megascopic identification difficult.

dolomite	A common rock-forming mineral. A sedimentary rock, of which more than 50% by weight consists of the mineral dolomite.

doré	Unrefined gold, usually in bar form and consisting primarily of gold with smaller amounts of other precious and base metals, which will be further refined to high purity gold bullion.

Doornkop Mine	Doornkop gold mine.

Doornkop Plant	Doornkop metallurgical plant.

downcast	A ventilation system whereby air is forced downwards through a tunnel or shaft, from the point of entry by ventilation fans.

drawpoint	An underground opening at the bottom of a stope through which broken ore from the stope is extracted.

drill-hole	Method of sampling rock that has not been exposed.

ductile	A rock that is able to sustain, under a given set of conditions, 5% to 10% deformation before fracturing or faulting.

dyke	Thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of weakness.

Effective Date	1 January 2005.

Eland Mine	Eland gold mine.

Elandskraal	Elandsrand Mine, Deelkraal Mine and the Deelkraal Plant.

Elandskraal JV	An agreement between Harmony, Randfontein and Open solutions related to the business of the Elandskraal Joint Venture.

Elandsrand	Elandsrand Gold Mining Company.

Elandsrand Mine	Elandsrand gold mine.

Elandsrand Plant	Elandsrand metallurgical plant.

elution	The chemical process of desorbing gold from activated carbon.

enargite	An orthorhombic mineral, Cu3 AsS4 ; in vein and replacement copper deposits as small crystals or granular masses; an important ore of copper and arsenic.

epigenetic	Feature being described had a separate genesis to the host material.

epithermal	A hydrothermal mineral deposit formed within about 1km of the Earth’s surface and in the temperature range of 50°C to 200°C, occurring mainly as veins.

Equator Principles	A framework for financial institutions to manage environmental and social issues in project financing.

Equity Value	The Equity Value of the Company incorporating the sum of the Enterprise Value, the value ascribed to Mineral Rights, Exploration Properties and Non-LoM Mineral Resources, the value of interests in Listed Entities, and the Valuation Adjustments.

Enterprise Value	The sum of the NPV of the Tax Entities in which the Mining Assets are taxed.

erosion	The wearing-away of soil and rock by weathering, mass wasting, and the action of streams, glaciers, waves, wind and underground water.

Evander 2 Mine	Evander 2 gold mine.

Evander 5 Mine	Evander 5 gold mine.

Evander 7 Mine	Evander 7 gold mine.

Evander 8 Mine	Evander 8 gold mine.

Evander 3 Mine	Evander 3 gold mine.

Evander	Evander Gold Mining Company Limited.

Evander Operations	A mining complex owned by Harmony and located in the Evander Goldfield comprising Evander 2 Mine, Evander 5 Mine, Evander 7 Mine, Evander 8 Mine, Evander Rolspuit Project, Evander Poplar Project, Kinross-Winkelhaak Plant, Evander Rolspruit Plant and Evander Poplar Plant.

Evander Poplar Project	A greenfields project in the Evander Operations.

Evander Rolspruit Project	A greenfields project in the Evander Operations.

Evander Tax Entity	The Tax Entity in which the Evander Operations are taxed.

executive cut off grade	Any other cut-off grade applied which has not been derived form the Optimiser.

extrusion	Rock solidified from magma on the earth’s surface.

exploration capital	Capital associated with continued gold production but not project specific.

Exploration Properties	Various exploration properties owned directly by Harmony and through its interests in the Listed Entities.

face	The end of a drift, crosscut or stope at which work is taking place.

facies	A rock unit defined by its composition, internal geometry and formation environment.

fatality rate	Number of deaths per million man hours worked.

fault	The surface of a fracture along which movement has occurred.

Feasibility Study	A technical study which is sufficiently detailed and at an appropriate degree of accuracy to enable a decision to be made in respect of development and funding of a mineral property.

felsic	A mnemonic adjective derived from feldspar and applied to an igneous rock having abundant light-coloured minerals.

filtration	Process of separating usually valuable solid material from a liquid.

Final Net Free Cash	The net sum of operating profit, tax liability and capital expenditure.

flitches	A vertical unit of mining in an open-pit, typically portions of a blasted bench.

flotation	The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material.

fluvial	Pertaining to the processes and actions of a river/stream.

flux	Substance used to promote the melting of another substance to which it is added.

flyspeck carbon	Very small grains of carbonaceous material, which is often associated with high gold grades, due to the affinity of gold with carbon.

fold	Plastic deformation of previously horizontal rock strata,

footwall	The underlying side of an orebody or stope.

Freegold Operations	A mining complex owned by Harmony in the Free State Goldfield comprising Tshepong Mine, Bambanani Mine, West Mine, Nyala amine, Joel Mine, St. Helena Mine, Kudu-Sable Mine, Phakisa project, FS 1 Plant, St. Helena Plant and Joel Plant.

Freegold	Freegold Proprietary Limited.

Freegold Tax Entity	The Tax Entity in which the Freegold Operations (excluding Joel Mine) are taxed.

FS1 Plant	Freegold No. 1 metallurgical plant.

FS2 Plant	Freegold No. 2 metallurgical plant.

Gabbro (Gabbroic)	A group of dark-coloured, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt.

gangue	Non-valuable components of the ore.

Global Reporting Initiative	A multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

Gold Fields	Gold Fields Limited.

Gold City	Gold City Industries Limited.

gneiss	A foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles in which minerals having flaky or elongate prismatic habits predominate. Generally less than 50% of the minerals show preferred parallel orientation.

graben	A block of rock that lies between two faults and has moved downward to form a depression between the two adjacent fault blocks. See also horst.

grade	The measure of concentration of gold within mineralised rock.

granite	A plutonic rock in which quartz makes up 10% to 50% of the felsic components.

granitoid cupola	A granitic upward projection of an igneous intrusion into its roof.

Granodiorite	A group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase, and potassium feldspar, with biotite, hornblende, or, more rarely, pyroxene, as the mafic components.

granulite facies	A relatively coarse, granular metamorphic rock formed at high pressures and temperatures, which may exhibit a crude gneissic structure due to the parallelism of flat lenses of quartz and/or feldspar. The texture is typically granuloblastic.

gravimetric finish	The determination of the gold content after fire assay by measurement of the mass of the resultant gold prill.

greenfield	A project which is developed independently of any other mining operation.

greenstone	A field term for any compact dark-green altered or metamorphosed basic igneous rock that owes its colour to chlorite.

hangingwall	The overlying side of an orebody or slope.

haulage	A horizontal tunnel in which ore is transported.

Harmony	Harmony Gold Mining Company Limited.

Harmony 2 Mine	Harmony 2 gold mine.

Harmony 3 Mine	Harmony 3 gold mine.

Harmony 4 Mine	Harmony 4 gold mine.

Harmony Australia	Harmony Gold (Australia) Pty Limited.

Harmony-way	General phrase describing operating principals and company codes of practice and reporting standards specifically developed and implemented by Harmony’s management.

Harmony Australian Operations	Operations owned by Harmony and located in Australia comprising Mt. Magnet & Cue Mine and South Kalgoorlie Mine.

Harmony Franchise Rules	Internal Company developed guidelines and procedures for reporting Mineral Resources and Mineral Reserves.

Harmony Free State	Harmony Free State Operations.

Harmony Free State Operations	A mining complex owned by Harmony in the Free State Goldfield comprising, Harmony 2 Mine, Merriespruit 1 Mine, Merriespruit 3 Mine, Unisel Mine, Brand 3 Mine, Masimong 4 Mine, Masimong 5 Mine, Central Plant and Saaiplaas Plant.

Harmony Free State Tax Entity	The Tax Entity in which the Harmony Free State Operations are taxed.

Harmony Way	A management structure and philosophy which seeks to establish the following concept: empowered management teams; active strategic management by the Board; increased productivity; a no-frills, low cost ethic and associated operational systems.

haulage	A horizontal underground excavation which is used to transport mined ore.

head grade	The average grade of ore fed to a mill/plant.

haematite	The principal form of iron ore; consists of ferric oxide in crystalline form; occurs in a red earthy form.

hedging	Taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change.

Hidden Valley Tenement	EXL 677.

High River	High River Gold Mines Limited; a company listed on AIM which owns, operates and has various interests in gold mining assets in the Russian Federation.

Highland Gold	Highland Gold Mining Limited; a company listed on the TSE which has gold mining assets in the Russian Federation, Canada and West Africa.

horst	A block of rock that lies between two faults and has moved upward relative to the two adjacent fault blocks. See also graben.

homogenous	Consisting of only one phase.

hydrocyclone	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.

hydrothermal	Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or features.

hypogene	Geologic process, and of its resultant features, occurring within and below the crust of the Earth.; also a mineral deposit formed by ascending solutions.

igneous	Primary crystalline rock formed by the solidification of magma.

incline	An sub-horizontal shaft of shallow gradient.

Indicated Mineral Resource	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill- holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Mineral Resource	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability.

International Operations	International Operations comprising Harmony Australian Operations and Harmony Canadian Operations.

intercalated	Layered material that exists or is introduced between layers of a different character; relatively thin strata of one kind of material that alternate with thicker strata of some other kind.

Interpolation	Calculation of the value of a function between the values already known.

intrusive	pertaining to rocks formed by the injection of magma into pre-existing rock and solidified by cooling beneath the surface.

inverse distance	Interpolation method of assigning values from samples to blocks based on the distance of the samples to the block centroid.

jaw crusher	A machine in which rock is broken by the action of steel plates.

Joel Mine	Joel gold mine.

Joel Tax Entity	The Tax Entity in which Joel Mine is taxed.

Joint Ventures	Harmony’s joint ventures.

Jubilee Plant	Jubilee metallurgical plant.

Jurassic	The second period of the Mesozoic Era (after the Triassic and before the Cretaceous), thought to have covered the span of time between 190Ma and 135Ma.

Kaapvaal Craton	The ancient, proto-continental crystalline basement of South Africa.

Kalgold	Kalahari Goldridge Mining Company Limited.

Kalgold Operations	A mining complex owned by Harmony and situated in the North West Province, South Africa and comprising Kalgold Mine and Kalgold Plant.

Kalgold Tax Entity	The Tax Entity in which Kalgold Operations is Taxed.

kerogen-rich	Enriched in the solid organic matter in sedimentary rocks that is insoluble in common organic and inorganic solvents.

Kinross-Winkelhaak Plant	Kinross-Winkelhaak metallurgical plant.

komatiite	An igneous suite of basaltic and ultramafic lavas and associated rocks.

kriging	An interpolation method of assigning values from samples to blocks that minimises the estimation error.

Koepe Hoist	A friction hoist, an arrangement that relies on friction between the hoisting ropes and the hoist wheel surface to cause the hoisting conveyances to be moved up and down the mine shaft.

Kudu-Sable	Kudu-Sable gold mine.

Lacustrine	Pertaining to, formed in, growing in, or inhabiting lakes.

lava	Fluid rock that issues from a volcano or fissure, also the same material solidified by cooling.

leaching	Dissolution of gold from crushed and ground material.

Legend	Legend Mining Limited.

lenticular	Resembling in shape the cross-section of a lens.

leucoxene	A general term for fine-grained, opaque whitish alteration products of illmenite.

level (mining level)	Horizontal tunnel the primary purpose is the transportation of personnel and materials.

Listed Entities	The listed entities in which the company holds various interests (see Appendix 1).

lithological	Geological description pertaining to different rock types.

log-normal	Term applied to a population whose distribution approximates to normality when the logarithms of the values are taken.

longwall mining	A mining method which incorporates breast mining over large continuous spans without the use of pillars.

Lydex	Lyndeburg Exploration Limited.

Macro co-kriging	Type of kriging used for long range estimation where sampling information is sparse.

Mafic	An igneous rock composed chiefly of dark, ferromagnesian minerals.

magmatic	Said of a rock or mineral that solidified from molten or partly molten material, i.e., from a magma; also, applied to processes leading to, related to, or resulting from the formation of such rocks.

magnetite	The mineral series magnesioferrite, magnetite, maghemite, franklinite, jacobsite, and trevorite in the spinel group.

Mark to market	The value of a derivative instrument at a moment in time assuming it is converted to a cash equivalent.

Masimong 4 Mine	Masimong 4 gold mine.

Masimong 5 Mine	Masimong 5 gold mine.

Matjhabeng	Collective of Kudu-Sable Mine, Nyala Mine and Eland Mine.

Maximum Operating Capacity	The maximum annual production projected in any given year during the LoM period measured in (ktpa).

Measured Mineral Resource	That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity.

Merriespruit 1 Mine	Merriespruit 1 gold mine.

Merriespruit 3 Mine	Merriespruit 3 gold mine.

Merrill Crowe Process	The industrial process by which gold is precipitated from gold bearing solution by first de-aerating the solution and then adding powdered zinc and lead nitrate.

mesothermal	A hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200°C to 300°C.

Mesozoic	Era of geological time between 240Ma and 63Ma years ago.

metamorphism	Structural and/or chemical alteration of rocks and minerals by heat, pressure and/or chemical processes.

meteoric water	Ground water of atmospheric origin.

microthrusting	Compressional faulting on a small (cm to m) range.

milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mine Health and Safety Act	Mine Health and Safety Act No. 29 of 1996.

Mineral Resource	A concentration [or occurrence] of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve.

mineralised	Rock in which minerals have been introduced to the point of a potential ore deposit.

Minerals Act	The Minerals Act 50 of 1991.

Minenco	Minenco Pty Ltd.

Mining Assets	A number of exploration and mining assets comprising: a 100% interest in Freegold; a 100% interest in Avgold; a 100% interest in Harmony Free State; a 100% interest in Evander; a 100% interest in ARMgold; a 100% interest in Kalgold; a 100% interest in Harmony Australia; and a 100% interest in Aeblle.

Mining Charter	Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

Mining Titles Act	Mining Titles Registration Amendment Act 24 of 2003.

Minister	Minister of Minerals and Energy.

Miocene	Epoch of time from 23.8Ma to 5.3Ma.

Morobe	Morobe Consolidated Goldfields Limited.

morphological	Rock stratigraphy identified by its topographic features.

Mt. Magnet & Cue Mine	Mt. Magnet & Cue gold mine.

Musuku	Musuku Beneficiation Systems.

mylonite	A compact chert like rock with a streaky or banded structure.

Net Asset Value	The sum of the Enterprise Values and the value of Mineral Rights, Exploration Properties and non-LoM Mineral Resources.

Net Care	Network Healthcare Holdings.

Non-mining Tax	Taxation charged on non-mining related revenues.

normal fault	Fault in which the hangingwall moves downward relative to the footwall.

Northern Gold	Northern Gold NL.

nugget effect	A measure of the randomness of the grade distribution within a mineralised zone.

Nyala Mine	Nyala gold mine.

obduction	The overlapping of a continental crust by oceanic crust.

Offer	An offer of 1.275 Harmony shares for each Gold Fields share and 1.275 new Harmony ADS for each Gold Fields ADS.

Offer Documents	The documents relating to the Offer.

oligomictic	A clastic sedimentary rock with clasts comprising > 95% of a single rock type.

ongoing capital	Capital estimates of a routine nature which are necessary for sustaining operations such as replacement or additional equipment, materials or infrastructure.

opening balances	The balance of particular financial statistics at the beginning of a reporting period.

operating expenditure	The sum of all costs classified as mining, processing, overheads, by-product-credits, mineral royalty,

environmental, terminal benefits and net change in working capital.

operating profit	The net sum of sales revenue and operating expenditures as included in the FMs.

Ophiolite	A group of mafic and ultramafic igneous rocks ranging from spilite and basalt to gabbro and peridotite, including rocks rich in serpentine, chlorite, epidote, and albite derived from them by later metamorphism, whose origin is associated with an early phase of the development of a geosyncline.

Option ‘A’	The operating option considered in the CPR which includes all currently producing Mining Assets and projects.

Option ‘B’	As per Option ‘A’ but excluding the Evander Rolspruit Project and the Evander Poplar Project.

Option ‘C’	As per Option ‘B’ but excluding all Mining Assets included at Evander Operations and Harmony Free State Operations.

ordinary kriging	A common type of kriging used when sampling information is relatively dense.

Orkney 2 Mine	Orkney 2 gold mine.

Orkney 4 Mine	Orkney 4 gold mine.

Orkney 3 Mine	Orkney 3 gold mine.

Orkney 5 Mine	Orkney 5 gold mine.

Orkney 6 Mine	Orkney 6 gold mine.

Orkney 7 Mine	Orkney 7 gold mine.

Orkney Operations	A mining complex owned by Harmony and located in Klerksdorp Goldfield comprising Orkney 2 Mine, Orkney 4 Mine, Orkney 3 Mine, Orkney 6 Mine and Orkney 7 Mine.

Orkney Tax Entity	The Tax Entity in which Orkney Operations is taxed.

Other Assets	Non material assets in which Harmony holds various interests including exploration companies, marketing companies, mineral right holding companies, mining related services companies and property holding companies.

Other Sources	Gold bearing tonnages contributing to the total RoM but not derived from the Mineral Resource and the Mineral Reserve statements e.g. vamping.

overheads	Expenditures which include management, administration, security and regional overheads.

oxide zone	The portion of an orebody near the surface that: (1) has been leached by percolating water carrying oxygen, carbon dioxide, or other gases; or (2) in which sulphide minerals have been partially dissolved and redeposited at depth, the residual portion changing to oxides, carbonates, and sulphates.

paleo-depressions	A low lying area in the topography at the time when the surface was exposed.

paleo-high	A high lying area in the topography at the time when the surface was exposed.

paleo-topographic	Pertaining to ancient topography

palinspastic	Features restored as nearly as possible to their original geographic positions, before the rocks of the crust were shortened by folding, laterally or vertically moved by strike slip normal faulting, or telescoped by thrusting.

passive margin	The margin of a continent and ocean that does not coincide with the boundary of a lithospheric plate and along which collision is not occurring. Passive margins are characterized by rifted, rotated fault blocks of thick sediment, such as the present-day Gulf of Mexico and Atlantic margins of North America.

Papua New Guinea Operations	A group of projects and exploration areas owned by Harmony and located in Papua New Guinea, comprising the HVGP, the WEP and the GCGP.

Papua New Guinea Tax Entity	The Tax Entity in which the Papua New Guinea Operations is Taxed.

pay limit	The average grade of mineralised rock from an operation which determines as to whether or not it is economic to recover its gold content by further concentration.

payshoot	Linear to sub-linear zone within a reef for which gold grades or accumulations are predominantly above the cut-off-grade.

Phaksia Project	The Phakisa mining project.

pillar	Rock left behind to help support the excavations in an underground mine.

placer	Concentration of heavy minerals in a fluvial system.

Placer	Placer Dome Inc.

peizometer	Instrument designed to measure fluid pressures such as ground water elevations and pore pressures when buried directly in embankments.

Pliocene	Epoch of time from 5.3Ma to 1.8Ma.

phreatic	Of or relating to ground water.

plunge	The inclination of a fold axis or other linear feature, measured in the vertical plane.

polymictic	Describing a clastic sedimentary rock with clasts comprising multiple rock types.

porphyry	An igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained groundmass.

precipitation	The process of separating mineral constituents from solution by evaporation.

Pre-Feasibility Study	A technical study which is undertaken as a precursor to a Feasibility Study.

preg robbing	Occurs during cyanide leaching when the leached gold is adsorbed by carbonaceous (carbon-containing) ore components.

prehnite	A hydrous calcium aluminium silicate, orthorhombic mineral. Occurs in: hydrothermal veins, cavities, and amygdules in basalt; veins in felsic plutonic rocks; and low-grade metamorphic rocks.

President Steyn	President Steyn Gold Mine.

Probable Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

project capital	Capital expenditure which is associated with specific projects of a non-routine nature.

Propylitic Alteration	The result of low-pressure-temperature alteration around many orebodies. The propylitic assemblage consists of epidote, chlorite, Mg-Fe-Ca carbonates, and sometimes albite-orthoclase, all involved in partial replacement of wall-rock minerals.

Proterozoic	Era of geological time between 2.5Ga and 570Ma years ago.

protoquartzite	A well-sorted, quartz-enriched sandstone that lacks the well-rounded grains of an orthoquartzite.

Proved Mineral Reserve	The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

proximal	Near to a source.

PT Indo	PT Indo Muro Kenaca.

pumpellyite	A monoclinic mineral, Ca2 (Mg, Fe, Mn) (Al, Mn, Fe)2 (SiO (sub 4) )(Si2 O7) (OH)2 .H2 O;pumpellyite group; individual species named according to the preponderance of Fe, Mg, or Mn.

pyrite	Iron sulphide mineral (FeS2).

pyrite stringers	A pyrite veinlet or filament, usually one of many, occurring in a discontinuous sub parallel pattern in host rock.

pyrrhotite	Iron sulphide mineral (Fe1-xS).

quartz	Crystalline silica, the commonest gangue mineral of ore deposits.

quartzite	Metamorphic rock composed of quartz.

Randfontein	Randfontein Estates Limited.

Randfontein Section	Collectively Cooke 1 Min, Cooke 2 Mine, Cooke 3 Mine, Cooke 4 Mine and Doornkop Mine.

Randgold	Randgold & Exploration Company Limited.

range (of a variogram)	The distance at which the variance of a variogram model becomes a constant.

reef	Gold bearing sedimentary horizon in the Witwatersrand Basin.

Regulatory Authorities	The JSE and the SRP.

remnant	Ore blocks left behind as a result of the underground mining method.

reverse / thrust fault	Fault in which hangingwall moves upwards relative to the footwall.

rheology	The flowage of materials, particularly plastic flow of solids and flow of non-Newtonian liquids.

Royalty Bill	Minerals and Petroleum Royalty Bill of 2003.

rutile	A reddish-brown tetragonal mineral.

Saaiplaas Mine	Saaiplaas gold mine.

Saaiplaas Plant	Saaiplaas metallurgical plant.

SAMREC Code	The March 2000 South African Code for reporting of Mineral Resources and Mineral Reserve published by eth South African Mineral Resource Committee under the auspices of the South African Institute of Mining and Metallurgy.

San Gold	San Gold Resources Corporation.

scattered mining	Conventional mining method which is applied in a non-systematic configuration.

Scenario 1	A financial scenario based on the consensus market forecasts.

Scenario 2	A financial scenario based as per Scenario 1 but excluding the impact of the Royalty Bill i.e. royalty charged is 0%.

Scenario 3	A financial scenario based on the spot market forecast.

Scenario 4	As per Scenario 1 but based solely on Mineral Reserves.

Scenario 5	As per Scenario 3 but based solely on Mineral Reserves.

schist	A strongly foliated crystalline rock, formed by dynamic metamorphism, that can be readily split into thin flakes or slabs due to the well developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit.

scour	Concentrated erosive action.

sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

seismic event	Earthquake or earth vibration including those artificially induced.

Semi-variogram	A semi-variogram expresses the rate of change of the differences of grade (and other variables) as the separation between samples increases.

sequential grid mining	Mining method incorporating dip pillars and mined on a grid system.

shale	A fine grained detrital sedimentary rock, formed by the compaction of clay, silt or mud.

shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.

shear	A deformation resulting from stresses that cause contiguous parts of a body to slide relative to each other in a direction parallel to their plane of contact.

Shell	Shell South Africa (Pty) Limited.

sigmoidal	Having the shape of the letter S.

Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

siltstone	An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility, a massive mudstone in which the silt predominates over clay.

simple kriging	A type of kriging, which uses a known area mean value as well as sample values.

sinistral	Left hand displacement on a fault plane.

Skarn	An old Swedish mining term for silicate gangue (amphibole, pyroxene, garnet, etc.) of certain iron ore and sulphide deposits of Archean age, particularly those that have replaced limestone and dolomite. Its meaning has been generally expanded to include lime-bearing silicates, of any geologic age, derived from nearly pure limestone and dolomite with the introduction of large amounts of Si, Al, Fe, and Mg.

slimes dams	Storage facility for metallurgical plant waste product.

slope reef	Reef comprising of a single pebble lag or with no conglomerate developed.

smelting	A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

South Africa	the Republic of South Africa.

South Kalgoorlie Mine	South Kalgoorlie gold mine.

SRK Group	SRK Global Limited.

SRP Code	The Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities and Regulation Panel issued in terms of the Corporation Act.

St. Helena	St Helena Gold Mines Limited.

St. Helena Mine	St. Helena gold mine.

stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

stope	Underground void created by mining.

stores	The value ascribed to stores held within the business.

Straits	Straites Resources Ltd

stratiform	Strata-bound deposit in which the desired rock or ore constitutes, or is coextensive with, one or more rock layers. Having the form of a layer or bed.

stratigraphy	The science of rock strata.

Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

sub-crop	Describing a rock stratum that unconformably underlies another rock stratum.

sub-vertical shaft	An opening cut below the surface downwards from an established surface shaft.

sulphide	Sulphur bearing mineral.

supergene	Mineral deposit or enrichment formed near the surface.

surface sources	Ore sources, usually dumps, tailings dams and stockpiles, located at the surface.

syncline	Concave fold in stratified rock in which the strata dip down to meet in a trough.

syngenetic	Feature being described had a common genesis as its host material.

Target Mine	Target gold mine.

Target Operations	A complex owned by Harmony in the Free State Goldfield comprising Target Mine and Target Plant.

Target Plant	Target metallurgical plant.

Target Tax Entity	The Tax Entity in which Target Operations is Taxed.

Tax Entities	The legal structure in which the Mining Assets are taxed.

Tax Liability	The total tax liable to be paid in any given reporting period as presented in the FMs.

tectonic	the forces involved in, or the resulting structures of, tectonics.

tectonics	A branch of geology dealing with the broad architecture of the outer part of the Earth; i.e., the regional assembling of structural or deformational features, a study of their mutual relations, origin, and historical evolution. It is closely related to structural geology, with which the distinctions are blurred, but tectonics generally deals with larger features.

tennantite	Cu12As4S13, Copper Arsenic Sulphide.

Terminal Benefits	The costs of retrenchment reflected as a benefit paid to employees on termination of employment.

terrace reef	Reef formed as a conglomerate package representing higher grade areas, and generally thicker package than slope reef.

Tertiary	The first period of the Cenozoic Era (after the Cretaceous of the Mesozoic Era and before the Quaternary), thought to have covered the span of time between 65Ma and 3Ma to 2Ma.

the Financial Model	The financial model as developed by SRK.

thickening	Process of concentrating solid particles in suspension.

tholeiitic	A basalt characterised by the presence of orthopyroxene.

throw	The amount of vertical displacement.

thrust fault	See reverse fault.

tonalite	An intrusive igneous rock containing plagioclase, quartz, hornblend and biotite.

Total Cash Costs	Include cash costs and the incremental components of royalties but excluding taxes paid.

Total Costs	The summation of total working costs, the net movement in working capital and capital expenditure.

total expenditure	All expenditures including those of a operating and capital nature.

Total Working Costs	Include total cash costs and the incremental components of terminal benefits and environmental but excluding non-cash items such as depreciation and amortisation.

tremolite	A monoclinic mineral, of the amphibole group with magnesium replaced by iron, and silicon by aluminium toward actinolite found in low-grade metamorphic rocks such as dolomitic limestones and talc schists.

Trust Fund	A fund required by law to be set up, to which annual contributions are paid so that the remaining environmental liability of the operation is covered.

Tshepong Mine	Tshepong gold mine.

tuff	A general term for all consolidated pyroclastic rocks.

ultramafic	Igneous rock composed chiefly of mafic minerals.

unallocated corporate expenses	Expenditures incurred by the Company but which have not been allocated to specific mining operations.

unconformity	Buried erosion surface separating two rock masses; older exposed to erosion for long interval of time before deposition of younger.

Unisel Mine	Unisel gold mine.

unredeemed capital	Capital Expenditure which has not been used to offset against the tax payable at the end of a reporting period.

upcast	A ventilation system whereby air is drawn upwards through a tunnel or shaft, from the point of entry by ventilation fans.

US GAAP	General Accepted Accounting Practices as applied in the United States.

Vaal Reefs	Vaal Reefs Gold Mining Company Limited.

Valuation Date	1 January 2005.

vamping	A mining method used to recover higher grade ore left in mined stopes.

variogram	Statistical representation of the characteristics (usually grade).

Virginia 2 Mine	Virginia 2 gold mine.

Virginia Plant	Virginia metallurgical plant.

virgin ground	Ground that has had no previous mining activity within it.

volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

Wafi	Wafi Mining Limited.

WA Mining Act	The Western Australian Mining Act 1978 (WA).

washout	The washing away of earth materials as a result of floods, or a place where such an event took place, also a channel produced in a sedimentary deposit by the scouring action of flowing water and later filled with sediment.

Welkom 1 Mine	Welkom 1 gold mine.

Welkom 2 Mine	Welkom 2 gold mine.

Welkom 3 Mine	Welkom 3 gold mine.

Welkom 4 Mine	Welkom 4 gold mine.

Welkom 6 Mine	Welkom 6 gold mine.

Welkom 7 Mine	Welkom 7 gold mine.

Welkom Operations	A mining complex owned by Harmony and located in the vicinity of the town of Welkom comprising Welkom 1 Mine, Welkom 2 Mine, Welkom 3 Mine, Welkom 4 Mine, Welkom 6 Mine and Welkom 7 Mine.

Welkom Tax Entity	The Tax Entity in which the Welkom Operations is Taxed.

West Mine	West gold mine.

West Wits Operations	A complex owned by Harmony and located in the West Wits Goldfield comprising Elandsrand Mine, Cooke 1 Mine, Cooke 2 Mine, Cooke 3 Mine, Doornkop Mine, Cooke 4 Mine, Deelkraal Mine, Elandsrand Plant, Cooke Plant and the Doornkop Plant.

West Wits Tax Entity	The Tax Entity in which West Wits Operations is taxed.

wireframe	Digital three dimensional triangulated network defining a plane or surface of a solid shape.

Witwatersrand Basin	Sedimentary basin in South Africa.

Working capital	The amount necessary to fund the net movements in debtors, creditors and stores between reporting periods.

wrench fault	A more or less vertical fault along which there has been strike separation.

zircon	A mineral.

ABBREVIATIONS

A1	A1 Reef.

A3	A3 Reef.

AARL	Anglo American Research Laboratory.

ABET	Adult Basic Education and Training.

ADS	American Depositary Shares.

AGF	Australian Goldfields NL.

AIM	Alternative Investment Market of the LSE.

AL	Assessed Losses.

AMR	Ada May Reef.

ANFO	Ammonium Nitrate Fuel Oil.

APPA	Atmospheric Pollution Prevention Act, 45 of 1965.

AR	A-Reef.

ARD	Acid Rock Drainage.

ARM	African Rainbow Minerals Limited.

ART	Anti-Retroviral Treatment.

ASAC	Anglo South Africa Capital (Proprietary) Limited.

ASX	Australian Stock Exchange.

ATE	Australian Tax Entity.

AUD	Australian Dollar.

Au	Chemical symbol for Gold.

AVR	Africa Vanguard Resources (Pty) Ltd.

AWA	Australian Workplace Agreements.

AXT	Diamond drilling bit size, with a hole diameter of 47mm, and a core diameter of 32.5mm.

BCF	Black Chert Facies.

BD	Bulk Density.

BEE	Black Economic Empowerment.

BF	Block Factor.

BID	Base Information Date.

BIF	Banded Ironstone Formation.

BL	Basal Reef.

BPR	Big Pebble Reefs.

BPZ	Big Pebble Zone.

BR	B-Reef.

BRP	Basal Reef Package.

BRZ	Basal Reef Zone.

BSX	Berlin Stock Exchange.

BW	Block Widths.

BX	Beatrix VS5 Composite Reef.

C	C-Reef.

CAW	Licences to Construct or Alter Wells.

CCD	Counter Current Decantation.

CCE	Capital Cost Estimate.

CCT	Classified Cemented Tailings.

CIL	Carbon-in-leach.

CIP	Carbon-in-pulp.

CIS	Carbon-in-solution.

CLR	Carbon Leader Reef.

CMF	Consensus Market Forecasts.

CONOPS	Continual Operations 365 Days-a-year, 24 hours-a-day, implemented by a fourth shift pattern and on a variable roster system to ensure legal compliance with associated labour laws.

CONV	Conventional Mining Section.

CoP	Code-of-Practice.

CoR	Certificates of Registration.

CP	Competent Person.

CPI	Consumer Price Index.

CPR	Competent Persons’ Report.

CRAE	Conzinc Rio Tinto of Australia Exploration.

CSA	Canadian Securities Administrators.

CSA	Contaminated Sites Act of 2003.

CSIF	Corporate Social Investment Fund.

Cu	Chemical symbol for Copper.

CV	Coefficient of Variation.

DAB	Denny’s,Ada May and Black Reefs.

DBIRD	Department of Business, Industry and Resource Development.

DCF	Discounted Cash Flow.

DEAT	Department of Environment Agriculture and Tourism.

DEH	Department of the Environment and Heritage.

DEN	Dennys Reef.

DEP	the Australian Department of Environmental Protection.

DIPE	Department of Infrastructure, Planning and Environment.

DIR	the Australian Department of Industry & Resources.

DK	Deelkraal Reef.

DME	Department of Minerals and Energy.

DNY	Dennys Reef.

DRD	Durban Roodepoort Deep, Limited.

DoE	Department of Environment.

DSRP	Doornkop South Reef Project.

DTI	Department of Trade and Industry.

DWAF	Department of Water Affairs and Forestry.

E8	E8 Reef.

EAA	Environmental Assessment Act of 1982.

EAC	Environment Conservation Act, 73 of 1989.

ECMP	Environmental Civil and Mining Projects (Pty) Ltd.

EDXA	Energy Dispersive X-Ray Analysis.

EIA	Environmental Impact Assessment.

EL	Exploration Licence.

EL	Elsburg Reef.

ELS	Elsburg Reefs.

EIS	Environmental Impact Statement.

EMP	Environmental Management Programme.

EMPR	Environmental Management Programme Report.

ER	Extraction Ratio.

EP	Environmental Plan.

EPA	Environment Protection Authority.

EPBC	Environmental Protection and Biodiversity Conservation.

ERR	Energy Release Rate.

ESH	Environmental, Safety and Health.

ETE	Evander Tax Entity.

FEA	Project at feasibility stage.

FET	Further Education Training.

FoG	Fall of Ground.

FM	Financial Model.

FSG	Free State Goldfield.

FSO	Free State Operations.

FTE	Freegold Tax Entity.

GAAP	Generally Accepted Accounting Principals.

GAF	Gold Accounted For.

GCF	Gold Called For.

GCGP	Golpu Copper Gold Project.

GFA	•

GIS	Geographical Information System.

GMP	Generalised Mining Software Package.

GoS	Gold on Surface.

GPS	Global Positioning System.

GRI	Global Reporting Initiative.

GW	Ground Water.

GWL	Groundwater Licences.

HAART	Highly Active Anti-Retroviral Therapy.

HBJ	Hampton Boulder Jubilee.

HDPE	High Density Polyethylene.

HDSA	Historically Disadvantaged South Africans.

HFTE	Harmony Free State Tax Entity.

HIV	Human Immunodeficiency Virus.

HRMS	Harmony Risk Management System.

HVD	Hidden Valley Deposit.

HVGP	Hidden Valley Gold Project.

HVP	Hidden Valley Project.

HVZ	Hidden Valley Zone.

HWC	Healthy Workforce Committee.

ICMM	International Council on Mining and Metals.

ICRG	International Country Risk Grade.

ID2	Inverse Distance Squared.

ID3	Inverse Distance Cubed.

IDC	Industrial Development Corporation.

IDP	Integrated Development Plans.

IDR	International Depositary Receipts.

IER	Independent Engineers Report.

IR	Intermediate Reef.

IRR	Internal Rate of Return.

IFC	International Finance Corporation.

ISMS	Integrated Security Management System.

ISO	International Standards Organisation.

ISSI	Integrated Seismic Systems International.

IWMP	Integrated Water (and Waste) Management Plan.

JIBAR	Johannesburg Interbank Agreed Rate.

JMS	Joint Metallurgical Scheme.

JORC Code	1999 Australasian Code for Reporting of Mineral Resources and Ore Reserves.

JSE	JSE Securities Exchange South Africa.

JTE	Joel Tax Entity.

JV	Joint Venture.

KC	Klohn Crippen.

KCZ	Kaveroi Creek Zone.

KGF	Klerksdorp Goldfield.

KR	Kimberley Reef.

KR12	Kimberley Reef Cycles 1 and 2.

KR14	Kimberley Reef Cycles 1 to 4.

KTE	Kalgold Tax Entity.

L	Level.

LF	Loraine Facies.

LHD	Load Haul Dump (underground mechanised mining machine).

LoM plan	Life-of-Mine plan.

LR	Leader Reef.

LSE	London Stock Exchange plc.

LTA	Lenders Technical Advisor.

LTIFR	Lost Time Injury Frequency Rate, quoted in Million Man Hours.

MA	Mining Act of 1978.

MACA	Mining and Civil Australia.

MBOD	Medical Bureau for Occupational Diseases.

MCF	Mine Call Factor.

MCG	Morobe Consolidated Goldfields Limited.

MDA	Mines Development Agency.

ME	Middle Elsburg Reefs.

MEP	Masimong Expansion Project.

MDC	Mining Development Contract.

MF	Modifying Factors.

MIK	Multiple Indicator Kriging.

Mo	Chemical symbol for Molybdenum.

MoU	Memorandum of Understanding.

MMA	Mining Management Act of 2001.

MMG	Mount Magnet Gold mine.

Mmhrs	Million man hours.

MMP	Mining Management Plan.

MPRDA	Mineral and Petroleum Resources Development Act.

MQA	Mining Qualification Authority.

MR	Middle Reef.

MRF	Metallurgical Recovery Factor.

MW	Mill Width.

NATA	National Association of Testing Authorities, Australia.

NAF	Non-Acid Forming.

NAV	Net Asset Value.

NEMA	National Environmental Management Act.

NIHL	Noise Induced Hearing Loss.

NIR	Not In Reserve.

NNR	National Nuclear Regulator.

No	Number.

NOI	Notice of Intent.

NPV	Net Present Value.

NRM	Narrow Reef Mining.

NUM	National Union of Mineworkers.

NSR	Net Smelter Return.

NYSE	New York Stock Exchange, Inc.

NWA	National Water Act, 36 of 1998.

OK	Ordinary Kriging.

o/p	Open Pit.

ORCO	Ore Reserve Cleanup Operations.

OTE	Orkney Tax Entity.

P&PB	Proved and Probable Reserve ounces.

PAF	Potentially Acid Forming.

PAL	Partial Leach.

PCF	Plant Call Factor.

PDWAJV	Placer Dome Western Area Joint Venture.

PER	Public Environmental Report.

PGE	Platinum Group Elements.

pH	Potency of Hydrogen.

PILL	Pillar Mining Section.

PLATO	South African Council for Professional and Technical Surveyors.

PNG	Papua New Guinea.

PNGTE	Papua New Guinea Tax Entity.

PPI	Purchase Price Index.

PPP	Purchase Price Parity.

PRD	Assets in production.

PRE	Project at pre-production stage.

PS	Pyrite Stringers Reef.

QA/QC	Quality Assurance/Quality Control.

QIB	Qualified Institutional Buyer.

RC	Reverse Circulation.

RGC	Renison Goldfields Consolidated Limited.

RMAC	Rand Mutual Assurance Company.

RMB	Rand Merchant Bank.

RMJR	Roche Mining JR.

RoM	Run-of-Mine.

RQD	Rock Quality Designation.

RSA	Republic of South Africa.

RWD	Return Water Dam.

RWIA	Rights in Water and Irrigation, Act of 1914.

SS	Surface Sources.

SABS	South African Bureau of Standards.

SAEWA	South African Electrical Workers Union.

SAG	Semi-Autogenous Grinding.

SAIMM	South African Institute of Mining and Metallurgy.

SANAS	South African National Accreditation System.

SAMREC	South African Code for reporting of Mineral Resources and Mineral Reserves.

SANAS	South African National Accreditation System.

SARB	South African Reserve Bank.

SAHRA	South African Heritage Resource Agency.

SARM	South African Royal Manufactures.

SARS	South African Revenue Services.

SEC	United States Securities and Exchange Commission.

SBU	Strategic Business Unit.

SCF	Shaft Call Factor.

SDC	Sustainable Development Committee.

SDLE	Skills Development Leadership Enterprise.

SEC	United States Securities Exchange Commission.

SF	Steyn Facies.

s/f	Surface.

SG	Specific Gravity.

SIFR	Severe Injury Frequency Rate.

SK	Simple Kriging.

SKM	South Kalgoorlie Mine.

SLD	Slimes Dam.

SLFR	Shifts Lost Frequency Rate.

SMF	Spot Market Forecasts.

SML	Special Mining Lease.

SLP	Social and Labour Plans.

SMU	Selective Mining Unit.

SR	South Reef.

SRI	Social Responsibility Investment Index.

SRK	Steffen, Robertson and Kirsten (South Africa) (Pty) Limited.

SRMP	Surface Resources Mining Project.

SRP	Securities Regulation Panel.

SSDP	Sub Shaft Deepening Project.

SS	Surface Sources.

SSO	Surface Sources Operations.

STC	Secondary Tax on Companies.

STD	Sexually transmitted disease.

SW	Stoping width.

TBL	Terminal Benefits Liability.

TD	Tailings Dam.

TEC	Total Employees Costed.

TEIS	Total Employees in Service.

TEMs	Technical Economic Models.

TEPs	Technical Economic Projections.

THRIP	Technology Human Resources Innovation Programme.

ToR	Terms of Reference.

TSF	Tailings Storage Facility.

TSX	Toronto Stock Exchange.

TTE	Target Tax Entity.

UASA	United Association of South Africa.

UC	Unredeemed Capital.

UE	Upper Elsberg Reefs.

UE1AA	UE1A Reef with low channel width.

UE1AB	UE1A Reef with high channel width.

UE1AT	UE1A Reef Trackless section.

u/g	Underground.

US	United States of America.

VAAL	Vaal Reef.

VCR	Ventersdorp Contact Reef.

VRO	Vaal River Operations.

VRT	Virgin Rock Temperature.

VZ	Vaal Reef Zandpan Marker Facies.

WACC	Weighted Average Cost of Capital, as determined by the market determined cost of debt and cost of equity considering the inflation, tax, interest and risk rates relevant to the socio-economic environment in which the companies operate.

WBQ	Waxy Brown Quartzite.

WBG	World Bank Group.

WEP	Wafi Exploration Property.

WGP	Wafi Gold Project.

Wm	Wafi Mining Limited.

WPA	Wafi Project Area.

WMC	Western Mining Corporation Limited.

WRC	Water and Rivers Commission.

WRCM	West Rand Consolidated Mines Limited.

WRD	Waste Rock Dump.

WTE	Welkom Tax Entity.

WUL	Water Use Licences.

WWTE	West Wits Tax Entity.

YTD	Year to Date.

UNITS

A$k	Thousand Australian Dollars.

A$m	Million Australian Dollars.

A$/oz	Australian Dollars per ounce.

A$/t	Australian Dollars per metric tonne.

AUS$	Australian Dollar.

cm	A centimetre.

cmg/t	Centimetre grams per tonne – measure of metal accumulation over a width.

g	Grammes.

Ga	Billion years.

g/t	Grammes per metric tonne – metal concentration.

Ha	A hectare.

kg	A kilogram.

km	A kilometre.

km2	A square kilometre.

koz	A thousand ounces.

kt	A thousand metric tonnes.

ktpa	A thousand metric tonnes per annum.

ktpm	A thousand tonnes per month.

m	A metre.

m2	A square metre.

m3	A cubic metre.

masl	Metres above sea level.

Ml	A million litres.

Mpa	Megapascals.

mm	Millimetres.

Mm3	Million cubic metres.

Mmhrs	Million man hours.

Moz	A million fine troy ounces.

Mt	Million metric tonnes.

MW	Mega Watts.

oz	A fine troy ounce equalling 31.10348 grams.

t	A metric tonne.

tm-3	Density measured as metric tonnes per cubic metre.

º	Degrees.

°C	Degrees Celsius.

‘	Minutes.

%	Percentage.

US$	United States Dollar.

US$:A$	United States Dollar per Australian Dollar.

US$k	Thousand United States Dollar.

US$m	Million United States Dollar.

US$/oz	United Sates Dollar per ounce.

ZAR	South African Rand.

ZARbn	Billion South African Rand.

ZAR/kg	South African Rand per kilogram.

ZARm	Million South African Rand.

ZAR/t	South African Rand per metric tonne.

ZAR/Share	South African Rand per share.

ZAR: / US$	South African Rand per United States Dollar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer